NEW ENGLAND FINANCIAL

Variable Products

Annual Reports
December 31, 2001



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Table of Contents

New England Zenith Fund

Metropolitan Series Fund, Inc.

Met Investors Series Trust

American Funds Insurance Series – Class 2 Shares

Fidelity Variable Insurance Products – Initial Class

Important:

Some funds appearing in this report may not be available under your variable life or variable annuity product.

February, 2002

To Our Policyholders/Contract Owners:

We are pleased to provide you with the 2001 Annual Report for the variable life insurance and variable annuity products.* This report includes performance histories, present investments, and financial reports as of December 31, 2001, as well as the outlook and strategy of each fund. It is intended to help you make an informed decision regarding the investment of the contract value of your variable product.

New England Financial and its affiliates offer many variable life and variable annuity products to help you meet your financial objectives. We are committed to meeting your expectations by providing quality products with strong performance potential and excellent personal service. As an added service, New England Financial now offers electronic access to your policy's documents as an alternative to receiving them in the mail. If you're interested in going "paperless", see the front cover of this report for enrollment instructions.

Please feel free to contact your Registered Representative with any questions you may have regarding your financial objectives. Thank you for choosing a New England Financial Variable product.

Sincerely,

MaBrown

Mary Ann Brown
President, New England Financial Products & Services

* Variable products are offered through New England Securities Corporation.

New England Financial is the service mark for New England Life Insurance Company, Boston, MA and related companies.

ECONOMY

The year opened with the U.S. economy already slowing and in danger of slipping into a recession for the first time in over ten years. In early January 2001, the Federal Reserve initiated the first of what would be a series of interest rate cuts throughout the year in an effort to lift the slumping economy. While capital spending within the corporate sector sank dramatically during 2000, the consumer sector had remained relatively buoyant and kept the economy afloat even into the first quarter of 2001. However, adverse factors continued to mount during the first half of 2001 to test the resolve of the consumer: the equity market's decline continued to erode the perceived wealth of millions of Americans, rising unemployment and massive layoffs raised concerns about their financial security, and the shrinking federal budget surplus foreshadowed tough decisions regarding tax and budget cuts. With the economy already teetering on the brink, the horrific terrorist attacks of September 11th most likely pushed it over the edge and into a recession. While the travel, insurance, and financial sectors were obviously impacted, all industries sensitive to the fluctuations in the economy were eventually affected as well.

Prior to the release of the preliminary fourth quarter Gross Domestic Product number in late January, economists and other "experts" were predicting that the economy would shrink 1.4% during the fourth quarter. Unexpectedly, due to a jump in government spending and a surprisingly strong consumer sector, the economy actually grew at a modest, but still positive real annualized rate of +0.2%. However, before we claim victory over recession, we should note the economy actually shrank on a "current dollar" basis, but because of a drop in the price deflator, the GDP was slightly positive on a "constant dollar" basis in which it is normally reported. In any case, the economy remains weak. For the entire year, the U.S. economy grew at real rate of only 0.1%. Other key economic statistics that show the extent of the deterioration of the economy over the year include: the 5.8% drop in Industrial Production, a decline of Capacity Utilization from 80% to 74%, the rise of the Unemployment Rate from 4.0% to 5.8%, the loss of nearly 2 million jobs, and the sharp drop in Consumer Confidence Index from 128.6 to 93.7. The virtual non-existence of inflation is also evidence of a very weak economy.

FIXED INCOME MARKET

In an environment of mostly declining interest rates, the broad bond market produced positive returns during 2001 as measured by the +8.4% return of the Lehman Brothers Aggregate Bond Index. The Federal Reserve Board initiated eleven rate cuts throughout the year that moved the Fed Funds Target Rate from 6.50% to a forty year low of 1.75%. These actions pushed short-term interest rates sharply lower as seen by the change in the Three Month Treasury Bill yield from 5.9% to 1.7%. However, at longer maturities, yields actually rose slightly, as seen by the rise in the yield of the Ten Year Treasury from 4.9% to 5.0%.

In a reversal from 2000, the investment grade credit sectors of Industrial and Yankee bonds produced superior total returns compared to the higher credit rated Government sectors of Treasuries and Agencies. However, investors did not embrace higher risk entirely, as the High Yield and Emerging Market sectors trailed all other sectors. Consistent with the uneven shift of the yield curve, bonds with short or intermediate maturities did better than bonds with longer maturities. Despite the weaker economy, the yield spreads between Treasury and investment grade corporate bonds were actually narrower at the end of the year than they were at the beginning. Many analysts believe that the worst is behind us and expect a recovery by the middle of 2002. Even though the spread between the High Yield sector and Treasuries narrowed, it still remains much wider than it was at the end of 1998.

STOCK AND BOND MARKET RETURNS
AS MEASURED BY THE FOLLOWING INDEXES' ENDING DECEMBER 31, 2001


20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-11.9
-1.0
10.7
12.9
-0.6
10.2
16.1
15.0
2.5
6.4
7.5
11.5
-21.4
-5.1
0.9
4.5
8.4
6.3
7.4
7.2
U.S. STOCKS
Standard & Poor's 500 Composite Stock Price (S&P 500) Index
U.S. MID CAP STOCKS
Standard & Poor's Mid Cap 400 (S&P 400) Index
U.S. SMALL CAP STOCKS
Russell 2000® Index
INTERNATIONAL STOCKS
MSCI EAFE® Index
U.S. BONDS
Lehman Brothers Aggregate Bond Index
1 YEAR Annualized Total Return
3 YEARS Annualized Total Return
5 YEARS Annualized Total Return
10 YEARS Annualized Total Return

DOMESTIC EQUITIES

Common stocks fell again in 2001. This was the first time since 1974 that equities have declined in two calendar years in a row. Declining corporate profits, prospects for a weaker economy, stock valuations perceived by many as still being too high, and of course the September 11th terrorist attacks were seen as the primary factors for the market decline. While the Standard & Poor's 500 Index finished the year with a –11.9% return, it was a seesaw year as stock investors vacillated between pessimism and optimism. The market declined 11.9% in the first quarter, rose 5.9% in the second, declined 14.7% in the third quarter, and finished the year with 10.7% rise in the final quarter of the year.

Small Cap stocks (Russell 2000 Small Cap Index: +2.5%) did much better than Large Cap Stocks (Russell 1000 Index: –12.5%). Stocks of the largest companies (Russell Top 200: Index: –14.6) did even worse. Value style stocks, although still negative, did better than Growth style stocks for the second year in a row. Investors also shifted their focus between growth and value styles throughout the year. Real Estate Investment Trusts and Consumer Cyclicals were the best performing sectors during the year, while Utilities and Technology were the weakest.

INTERNATIONAL EQUITIES

Foreign equities were also down for the year as economic growth and corporate profits stagnated outside the U.S. as well. Developed countries, as measured by the MSCI EAFE index, produced a –21.4% total return for the dollar-based investor for the year. Some of this decline can be attributed to the dollar's strength relative to most other currencies. Japan and Continental Europe were both down more than 20%, while the United Kingdom was down only 14%. As in the U.S., value stocks held up better than growth stocks within the foreign markets. Emerging market countries, led by strong positive growth in Asia, produced a modest positive return of 1.8%.

ECONOMIC OUTLOOK

Equity investors are hoping to build on a strong fourth quarter, but much will depend on the duration of the recession and the strength of any recovery. Weakness in the equity markets in early 2002 indicates that it will not be an easy or certain road. While the –4.9% change in the Lagging Economic Indicators Index over the course of the year confirms the weak economy in 2001, the +2.4% change in the Leading Economic Indicators Index over the same period may bode well for 2002. Most economists are predicting the economy will come out of the recession by the middle of 2002 and settle into a modest rate of growth by the year's end.

Prepared by MetLife Advisers, LLC

STATE STREET RESEARCH MONEY MARKET SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To Achieve the highest possible level of current income consistent with the preservation of capital.

INCEPTION DATE 8/26/83

ASSET CLASS
Money Market

NET ASSETS
$293 Million

PORTFOLIO MANAGER
Kevin Lema

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the State Street Research Money Market Series Class A shares returned 4.0%. The total non-annualized return of the Class B shares from their May 1, 2001 inception date through December 31, 2001 was 2.0%. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Money Market Funds[5] category, was 3.8% for the year. The Series' performance can be attributed primarily to declining short-term interest rates, which brought yields down on money market instruments throughout the year.

PORTFOLIO ACTIVITY

State Street Research & Management Company assumed portfolio management responsibility for this Series on July 1, 2001. Prior to that date, Back Bay Advisors, L.P. served as the Series' Subadviser. The Series' return dropped from one year ago in response to the Federal Reserve Board's cutting short-term interest rates throughout the year. Weak business spending, a slowdown in consumer spending, a declining stock market, and a fall-off in manufacturing led the Federal Reserve Board to cut short-term interest rates 11 times, beginning in January. The Fed Funds Rate, which member banks pay to borrow from the central bank, declined from 6.50% to 1.75%, its lowest point in 40 years. Although these actions brought yields on money market funds down, they came down more slowly than yields on individual money market instruments, and investors took advantage of the lag. In 2001, taxable institutional money market fund assets rose above $1 trillion for the first time.

PORTFOLIO OUTLOOK[11]

The potential for further interest rate cuts to revive U.S. economic growth and continuing concerns about the quality of corporate debt instruments could keep money market yields low and demand high in the year ahead. The Series continues to invest only in high quality first-tier money market instruments issued by corporations and domestic banks, as well as by Canadian banks and provinces. The Series will continue to seek the highest possible current income consistent with preservation of capital and maintenance of liquidity.

The State Street Research Money Market Series is neither insured nor guaranteed by the U.S. Government. The Series seeks but cannot assure a stable share price of $100.00.
Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.
This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less that the original cost.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
State Street Research Money Market Series
Investments as of December 31, 2001

Investments—99.8% of Total Net Assets

Face Amount	Issue	Interest Rate	Maturity Date	Value (Note 1A)
	Certificate of Deposit—1.3%			
$ 4,000,000	Merrill Lynch & Co., Inc. (b)	2.88%	1/11/2002	$ 4,000,511
	Total Certificate of Deposit (Cost $4,000,511)			4,000,511
	Commercial Paper—98.5%			
	Aerospace & Defense—4.3%			
6,550,000	United Technologies Corp.	2.95%	1/18/2002	6,540,876
6,000,000	United Technologies Corp.	2.90%	1/18/2002	5,991,783
				12,532,659
	Asset Backed—17.4%			
5,000,000	Windmill Funding Corp.	2.00%	1/2/2002	4,999,722
2,185,000	Delaware Funding Corp.	1.84%	1/7/2002	2,184,330
5,000,000	Windmill Funding Corp.	1.95%	1/8/2002	4,998,104
5,000,000	CXC, Inc.	2.32%	1/11/2002	4,996,778
4,000,000	CXC, Inc.	2.28%	1/17/2002	3,995,947
4,754,000	Kittyhawk Funding Corp.	1.90%	1/17/2002	4,749,985
7,221,000	Delaware Funding Corp.	2.32%	1/22/2002	7,211,228
10,000,000	Edison Asset Security	1.85%	2/8/2002	9,980,472
5,000,000	Preferred Receivables Funding Corp.	1.80%	2/28/2002	4,985,500
2,875,000	Kittyhawk Funding Corp.	1.83%	3/8/2002	2,865,317
				50,967,383
	Banks—6.8%			
6,000,000	Wells Fargo & Co.	2.10%	1/28/2002	5,990,550
6,000,000	Royal Bank of Canada	3.76%	3/4/2002	5,961,147
6,000,000	Wells Fargo & Co.	1.82%	3/26/2002	5,974,520
2,000,000	Wells Fargo & Co.	2.05%	4/5/2002	1,989,294
				19,915,511
	Communication Services—2.0%			
6,000,000	SBC Communications, Inc.	2.00%	3/1/2002	5,980,333
	Cosmetics & Toiletries—3.6%			
5,000,000	Proctor & Gamble Co.	1.77%	2/26/2002	4,986,233
5,500,000	Proctor & Gamble Co.	2.01%	3/14/2002	5,477,890
				10,464,123
	Drugs & Health Care—1.6%			
600,000	Merck & Co., Inc.	1.80%	3/28/2002	597,420
4,000,000	Merck & Co., Inc.	2.00%	4/29/2002	3,973,778
				4,571,198
	Federal Agencies—6.8%			
10,000,000	Federal Home Loan Mortgage	1.80%	3/15/2002	9,963,500
	Federal Agencies—(Continued)			
$10,000,000	Federal National Mortgage Association	1.80%	6/13/2002	$ 9,918,500
				19,882,000
	Finance & Banking—16.6%			
888,000	American Express Credit Corp.	1.70%	1/2/2002	887,958
4,000,000	General Electric Capital Corp.	2.30%	1/3/2002	3,999,489
7,000,000	Sheffield Receivables Corp.	1.95%	1/4/2002	6,998,863
6,000,000	Sheffield Receivables Corp.	2.08%	1/22/2002	5,992,720
8,000,000	J.P. Morgan Chase & Co.	1.86%	2/8/2002	7,984,293
10,000,000	Toronto Dominion Holdings	1.94%	2/14/2002	9,976,289
4,000,000	J.P. Morgan Chase & Co.	1.77%	3/15/2002	3,985,643
9,000,000	General Electric Capital Corp.	1.85%	5/17/2002	8,937,100
				48,762,355
	Financial Services—14.3%			
11,000,000	Verizon Network Fund	2.34%	1/7/2002	10,995,710
2,000,000	Caterpillar Financial Services N.V.	2.34%	1/14/2002	1,998,310
5,000,000	Household Finance Corp.	2.35%	1/24/2002	4,992,493
8,000,000	Caterpillar Financial Services N.V.	2.24%	2/5/2002	7,982,578
3,000,000	Verizon Network Fund	1.85%	2/5/2002	2,994,604
2,000,000	Caterpillar Financial Services N.V.	2.20%	2/12/2002	1,994,867
2,000,000	Caterpillar Financial Services N.V.	2.21%	2/13/2002	1,994,720
5,000,000	Household Finance Corp.	1.91%	3/8/2002	4,982,492
4,000,000	Household Finance Corp.	1.77%	4/16/2002	3,979,350
				41,915,124
	Food & Beverages—4.1%			
8,000,000	Coca Cola Co.	2.24%	2/1/2002	7,984,569
4,000,000	Coca Cola Co.	1.72%	2/25/2002	3,989,489
				11,974,058
	Government—1.7%			
5,000,000	Province of Quebec	2.06%	3/28/2002	4,975,395
	Insurance—2.7%			
8,000,000	American General Corp.	2.12%	1/25/2002	7,988,693
	Investment Brokerage—8.9%			
12,000,000	Morgan Stanley Dean Witter & Co.	2.35%	1/11/2002	11,992,167
6,000,000	Goldman Sachs Group, L.P.	3.35%	1/15/2002	5,992,183
2,000,000	Goldman Sachs Group, L.P.	2.50%	1/25/2002	1,996,667

See accompanying notes to financial statements.

Investments—(Continued)

Face Amount	Issue	Interest Rate	Maturity Date	Value (Note 1A)
	Investment Brokerage—(Continued)			
$6,000,000	Goldman Sachs Group, L.P. . .	1.72%	3/15/2002	$ 5,979,073
				25,960,090
	Leisure—2.9%			
6,000,000	Park Avenue Recreation Corp.	2.32%	1/16/2002	5,994,200
2,500,000	Park Avenue Recreation Corp.	2.10%	1/29/2002	2,495,917
				8,490,117
	Publishing—4.8%			
6,000,000	McGraw-Hill, Inc.	2.07%	1/29/2002	5,990,340
4,000,000	McGraw-Hill, Inc.	1.85%	3/22/2002	3,983,555
	Publishing—(Continued)			
$4,000,000	McGraw-Hill, Inc.	1.81%	5/29/2002	$ 3,970,236
				13,944,131
	Total Commercial Paper (Cost $288,323,170)			288,323,170
	Total Investments—99.8% (Cost $292,323,681) (a)			292,323,681
	Other assets less liabilities—0.2% . . .			464,106
	Total Net Assets—100.0%			$292,787,787

(a) *The aggregate cost for federal income tax purposess was $292,323,681.*

(b) *Variable Rate Security. Rate disclosed was as of December 31, 2001.*

See accompanying notes to financial statements.

New England Zenith Fund
State Street Research Money Market Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$292,323,681
Cash		86,309
Receivable for:		
Fund shares sold		1,940,796
Accrued interest		26,251
Other assets		2,792
Total Assets		294,379,829
Liabilities		
Payable for:		
Fund shares redeemed	$1,364,119	
Accrued expenses:		
Management fees	86,376	
Service and distribution fees	2,689	
Deferred trustees fees	131,359	
Other expenses	7,499	
Total Liabilities		1,592,042
Net Assets		$292,787,787
Net assets consist of:		
Capital paid in		$292,787,787
Net Assets		$292,787,787
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($277,381,113 divided by 2,773,811 shares of beneficial interest)		$ 100.00
Class B		
Net asset value and redemption price per share ($15,406,674 divided by 154,067 shares of beneficial interest)		$ 100.00
Cost of investments		$292,323,681

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Interest		$10,902,737
Expenses		
Management fees	$907,448	
Service and distribution fees—Class B	7,183	
Trustees fees and expenses	22,732	
Custodian	74,637	
Audit and tax services	18,429	
Legal	9,782	
Printing	40,060	
Insurance	4,592	
Miscellaneous	4,058	
Total expenses		1,088,921
Net Investment Income		9,813,816
Net Increase (Decrease) in Net Assets From Operations		$ 9,813,816

See accompanying notes to financial statements.

New England Zenith Fund

State Street Research Money Market Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 9,813,816	$ 13,349,766
Increase (decrease) in net assets from operations	9,813,816	13,349,766
From Distributions to Shareholders		
Net investment income		
Class A	(9,752,955)	(13,349,766)
Class B	(60,861)	0
Total distributions	(9,813,816)	(13,349,766)
Increase (decrease) in net assets from capital share transactions	50,442,021	(65,366,690)
Total increase (decrease) in net assets	50,442,021	(65,366,690)
Net Assets		
Beginning of the year	242,345,766	307,712,456
End of the year	$292,787,787	$242,345,766

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class B. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	**$**	**Shares**	**$**
Class A				
Sales	4,709,036	$ 470,903,584	5,340,452	$ 534,045,909
Reinvestments	97,530	9,752,955	133,900	13,389,986
Redemptions	(4,456,212)	(445,621,192)	(6,128,019)	(612,802,585)
Net increase (decrease)	350,354	$ 35,035,347	(653,667)	$ (65,366,690)
Class B				
Sales	192,437	$ 19,243,686	0	$ 0
Reinvestments	609	60,861	0	0
Redemptions	(38,979)	(3,897,873)	0	0
Net increase (decrease)	154,067	$ 15,406,674	0	$ 0
Increase (decrease) derived from capital share transactions	504,421	$ 50,442,021	(653,667)	$ (65,366,690)

See accompanying notes to financial statements.

New England Zenith Fund
State Street Research Money Market Series

Financial Highlights

	Class A					Class B
	Year Ended December 31,					May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001
Net Asset Value, Beginning of Period	$ 100.00	$ 100.00	$ 100.00	$ 100.00	$ 100.00	$100.00
Income From Investment Operations						
Net investment income	3.88	6.05	4.85	5.13	5.08	1.95
Total from investment operations	3.88	6.05	4.85	5.13	5.08	1.95
Less Distributions						
Distributions from net investment income	(3.88)	(6.05)	(4.85)	(5.13)	(5.08)	(1.95)
Total distributions	(3.88)	(6.05)	(4.85)	(5.13)	(5.08)	(1.95)
Net Asset Value, End of Period	$ 100.00	$ 100.00	$ 100.00	$ 100.00	$ 100.00	$100.00
Total Return (%)	4.0	6.2	5.0	5.3	5.3	2.0 (b)
Ratio of Operating Expenses to Average Net Assets (%)	0.42	0.41	0.40	0.45	0.45	0.67 (c)
Ratio of Net Investment Income to Average Net Assets (%)	3.80	6.04	4.89	5.15	5.21	1.65 (c)
Net Assets, End of Period (000)	$277,381	$242,346	$307,712	$203,597	$111,009	$15,407
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	–	–	–	–	0.50	–

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve a high level of total return consistent with preservation of capital.

INCEPTION DATE 10/31/94

ASSET CLASS
Bonds

NET ASSETS
$112 Million

PORTFOLIO MANAGERS
Roger Lavan
Peter Wilby
David Scott

PERFORMANCE AT-A-GLANCE

For year ended December 31, 2001, the Salomon Brothers Strategic Bond Opportunities Series Class A shares returned 6.8% compared to the Lehman Brothers Aggregate Bond Index[1] return of 8.4% and the Lipper Variable Insurance Company Product General Bond Fund[5] average return of 5.8%. While the Series trailed the index because of its exposure to the weak performing sectors of high yield, emerging market debt and foreign government bonds (which are not part of the index), it bettered its Lipper peers because it was more defensively positioned in those very same categories than other funds in its Lipper category.

PORTFOLIO ACTIVITY

The performance of the U.S. investment-grade fixed income market over the past year has been quite healthy. For most of the year, bond prices rose as investors moved assets into fixed income from the troubled equity market. Generally speaking, prices on long-term U.S. Treasury securities were relatively unchanged for the entire year. In contrast, the largest moves occurred at the front end of the yield curve. Short-term Treasuries, that area of the market that is most sensitive to Federal Reserve Board policy, outperformed throughout the year as a result of the Fed's aggressive activity.

The U.S. high yield market struggled early in the period due to negative earnings projections and weak economic data. However, in July and August 2001, the U.S. high yield market rallied, spurred by corporate takeover speculation, as well as by debt buybacks by distressed telecommunications companies. The tragic events of September 11th dramatically reversed this rally. Heightened volatility adversely impacted the valuations of bonds in industries with more cyclical exposure, or with exposure to the tourism and airline sectors. In spite of continued economic weakness and the uncertainty surrounding the events of September 11th, the U.S. high yield market rebounded again in October 2001. This market rally resulted from strong gains in U.S. Treasuries, an increase in buying activity as bargain hunters searched for oversold securities, and an increase in mutual fund inflows. We believe valuations for U.S. high-yield securities still appear attractive. However, we remain cautious, as we believe that the longer-term positive effects of Fed interest-rate cuts will be offset by several short term factors: heightened concerns about defaults, disappointing corporate profitability, intensified concerns over the U.S. and global economies, reduced secondary-market liquidity, and continued equity market volatility.

Internationally, the emerging markets generally performed poorly amid volatility in the financial markets and Argentina's continued fiscal and political turmoil. We believe credit risk remains uncertain for most emerging market countries, as worldwide political turmoil unfolds.

During the year, we maintained a defensive asset allocation for the Series, with roughly 50% of assets in U.S. investment grade bonds, 20% or less in high yield, 20% or less in emerging markets and 10% or less in cash

PORTFOLIO OUTLOOK[11]

Looking forward, we continue to pursue a more conservative investment strategy. We believe that the Series should have some exposure to a diversified portfolio of emerging-market debt securities. That said, we have reduced our exposure to both credit risk and market risk over the past few months. We plan to increase our allocation to high yield bonds and emerging debt as the economy recovers, which we anticipate will happen in mid 2002

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Federal National Mortgage Association	14.7%
United States Treasury Notes	9.5%
United States Treasury Bonds	7.1%
United Mexican States	3.7%
Russian Federation	3.7%
Federal Republic of Brazil	3.6%
PNC Mortgage Securities Corp.	2.2%
Commercial Mortgage Asset Trust	1.7%
Green Tree Financial Corp.	1.4%
Republic of Venezuela	1.3%

A $10,000 INVESTMENT COMPARED TO THE LEHMAN BROTHERS AGGREGATE BOND INDEX


$19,000
17,000
15,000
13,000
11,000
9,000
Salomon Brothers Strategic Bond Opportunities Series
Lehman Brothers Aggregate Bond Index
10/94
12/95
12/97
12/99
12/01

Average Annual Returns	Strategic Bond Opportunities	Lehman Aggregate Bond	Lipper Variable General Bond Funds Average
1 Year	6.8%	8.4%	5.8%
3 Years	5.1	6.3	3.5
5 Years	5.7	7.4	5.3
Since Inception	8.3	8.3	—

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was 3.9%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

New England Zenith Fund
Salomon Brothers Strategic Bond Opportunities Series
Investments as of December 31, 2001

Bonds & Notes—92.1% of Total Net Assets

Face Amount		Value (Note 1A)
	Advertising—0.1%	
$ 125,000	Lamar Media Corp. 9.625%, 12/01/06	$ 130,781
	Aerospace & Defense—0.7%	
125,000	Sequa Corp. 9.000%, 08/01/09	118,125
250,000	Stellex Technologies, Inc. 9.500%, 11/01/07 (f)	7,500
594,644	U.S. Airways 2000-3G 7.890%, 03/01/19	603,540
		729,165
	Apparel & Textiles—0.2%	
250,000	Collins & Aikman Floorcovering Corp. 10.000%, 01/15/07	251,650
125,000	Polymer Group, Inc. 9.000%, 07/01/07	36,250
		287,900
	Asset Backed—1.0%	
246,925	Airplane Pass Through Trust 10.875%, 03/15/19	99,506
1,000,000	Bayview Financial Acquisition Trust (144A) 3.180%, 08/25/36 (d)	990,000
		1,089,506
	Auto Parts—0.8%	
275,000	Collins & Aikman Products Co. 10.750%, 12/31/11	275,688
100,000	Dura Operating Corp. 9.000%, 05/01/09	94,000
500,000	Goodyear Tire & Rubber Co. 8.125%, 03/15/03	509,333
		879,021
	Automobiles—0.1%	
250,000	Breed Technologies, Inc. 9.250%, 04/15/08 (f)	25
85,000	Foamex, L.P. 9.875%, 06/15/07	64,175
250,000	Key Plastics, Inc. 10.250%, 03/15/07 (f)	1,850
		66,050
	Broadcasting—0.8%	
220,000	Charter Communications Holdings 0/9.920%, 04/01/11 (c)	158,400
100,000	Nextmedia Operating, Inc. (144A) 10.750%, 07/01/11	103,250
535,000	United International Holdings, Inc. 0/10.750%, 02/15/15 (c)	131,075
	Broadcasting—(Continued)	
$ 350,000	Viacom, Inc. 6.625%, 05/15/11	$ 355,809
125,000	Young Broadcasting, Inc. (144A) 8.500%, 12/15/08	125,625
		874,159
	Building & Construction—0.1%	
250,000	Jordan Industries, Inc. 0/11.750%, 04/01/09 (c)	33,750
75,000	Motors & Gears, Inc. 10.750%, 11/15/06	65,250
		99,000
	Business Services—1.0%	
650,000	Cendant Corp. 7.750%, 12/01/03	660,641
250,000	Iron Mountain, Inc. 8.625%, 04/01/13	260,000
125,000	Mail Well I Corp. 8.750%, 12/15/08	97,500
125,000	R.H. Donnelley, Inc. 9.125%, 06/01/08	129,531
250,000	Safety-Kleen Services, Inc. 9.250%, 06/01/08 (f)	25
		1,147,697
	Chemicals—0.8%	
200,000	Acetex Corp. (144A) 10.875%, 08/01/09	200,000
140,000	Borden Chemicals & Plastics, L.P. 9.500%, 05/01/05 (f)	19,600
225,000	ISP Chemco, Inc. (144A) 10.250%, 07/01/11	235,125
150,000	Millennium America, Inc. 9.250%, 06/15/08	153,000
250,000	OM Group, Inc. (144A) 9.250%, 12/15/11	255,000
		862,725
	Coal—0.2%	
200,000	P&L Coal Holdings Corp. 9.625%, 05/15/08	215,500
	Collateralized Mortgage Obligations—7.8%	
1,800,000	Commercial Mortgage Asset Trust 7.350%, 08/17/13	1,869,334
900,000	ContiMortgage Home Equity Loan (144A) 7.000%, 12/25/29 (d)	784,450
751,907	Countrywide Mortgage Backed Securities, Inc. 7.750%, 06/25/24	778,896
9,205,096	DLJ Commercial Mortgage Corp. 0.698%, 05/10/23 (d)	316,574
8,575,146	DLJ Commercial Mortgage Corp. 0.830%, 11/12/31 (d)	373,617

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Collateralized Mortgage Obligations—(Continued)	
$24,600,000	DLJ Commercial Mortgage Corp. (144A) 1.364%, 11/15/04 (d)	$ 865,684
1,250,000	LB Commercial Conduit Mortgage Trust 6.780%, 06/15/31	1,308,741
336,119	PNC Mortgage Securities Corp. 6.750%, 05/25/28	321,703
454,122	PNC Mortgage Securities Corp. 6.840%, 05/25/28 (d)	439,690
425,973	PNC Mortgage Securities Corp. 6.730%, 07/25/28	407,358
727,791	PNC Mortgage Securities Corp. 6.770%, 03/25/29 (d)	716,110
621,577	PNC Mortgage Securities Corp. 6.910%, 04/25/29 (d)	564,510
		8,746,667
	Communication Services—1.3%	
145,000	American Cellular Corp. 9.500%, 10/15/09	140,650
325,000	American Tower Corp. 9.375%, 02/01/09	261,625
200,000	CSC Holdings, Inc. 10.500%, 05/15/16	218,000
25,000	Crown Castle International Corp. 9.375%, 08/01/11	22,938
225,000	Crown Castle International Corp. 10.750%, 08/01/11	219,937
225,000	EchoStar DBS Corp. (144A) 9.125%, 01/15/09	225,562
50,000	Lin Television Corp. 8.000%, 01/15/08	50,375
50,000	Mediacom Broadband, L.L.C. 11.000%, 07/15/13	54,875
175,000	Mediacom, L.L.C. 9.500%, 01/15/13	181,563
75,000	Radio One, Inc. 8.875%, 07/01/11	77,250
		1,452,775
	Communications—1.9%	
150,000	Adelphia Communications Corp. 10.250%, 11/01/06	151,500
235,000	Adelphia Communications Corp. 10.875%, 10/01/10	239,994
500,000	Avalon Cable, L.L.C. 0/11.125%, 12/01/08 (c)	410,000
250,000	Century Communications Corp. Zero Coupon, 01/15/08	121,562
50,000	Dobson Communications Corp. 10.875%, 07/01/10	52,500
125,000	Leap Wireless International, Inc. (144A) 12.500%, 04/15/10	95,000
575,000	Nextel Communications, Inc. 0/9.950%, 02/15/08 (c)	396,750
	Communications—(Continued)	
$300,000	Nextlink Communications, Inc. 10.750%, 06/01/09	$ 37,500
125,000	Nextel Communications, Inc. 9.375%, 11/15/09	98,750
225,000	Price Communications Wireless Corp. 11.750%, 07/15/07	245,250
200,000	SBA Communications Corp. 10.250%, 02/01/09	171,000
60,000	SpectraSite Holdings, Inc. 0/12.000%, 12/01/08 (c)	22,200
50,000	SpectraSite Holdings, Inc. 0/12.875%, 03/15/10 (c)	11,500
75,000	SpectraSite Holdings, Inc. 10.750%, 03/15/10	36,750
		2,090,256
	Computers & Business Equipment—0.2%	
175,000	Unisys Corp. 8.125%, 06/01/06	174,125
75,000	Unisys Corp. 7.875%, 04/01/08	73,125
		247,250
	Containers & Glass—0.2%	
125,000	Radnor Holdings Corp. 10.000%, 12/01/03	90,625
175,000	Riverwood International Corp. 10.625%, 08/01/07	183,750
		274,375
	Cosmetics & Toiletries—0.4%	
50,000	Elizabeth Arden, Inc. 11.750%, 02/01/11	51,250
275,000	Playtex Products, Inc. 9.375%, 06/01/11	291,500
125,000	Revlon Consumer Products Corp. 8.125%, 02/01/06	85,000
50,000	Revlon Consumer Products Corp. 9.000%, 11/01/06	34,375
		462,125
	Domestic Oil—0.9%	
250,000	Continental Resources, Inc. 10.250%, 08/01/08	213,750
100,000	Forest Oil Corp. 8.000%, 06/15/08	100,500
116,000	Key Energy Services, Inc. (Series B) 14.000%, 01/15/09	133,980
150,000	Plains Resources, Inc. 10.250%, 03/15/06	151,500
275,000	Stone Energy Corp. (144A) 8.250%, 12/15/11	275,687
250,000	United Refining Co. 10.750%, 06/15/07	188,750
		1,064,167

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Drugs & Health Care—1.4%	
$ 200,000	AdvancePCS 8.500%, 04/01/08	$ 208,000
125,000	Beverly Enterprises, Inc. 9.625%, 04/15/09	131,250
125,000	CONMED Corp. 9.000%, 03/15/08	127,500
250,000	Davita, Inc. 9.250%, 04/15/11	263,125
275,000	HCA Healthcare Co. 8.750%, 09/01/10	297,000
250,000	Iasis Healthcare Corp. 13.000%, 10/15/09	270,000
50,000	Tenet Healthcare Corp. 8.125%, 12/01/08	53,594
200,000	Triad Hospitals, Inc. 8.750%, 05/01/09	208,500
		1,558,969
	Electric Utilities—0.7%	
40,000	AES Corp. 9.375%, 09/15/10	36,200
200,000	Azurix Corp. 10.375%, 02/15/07	140,000
150,000	Azurix Corp. 10.750%, 02/15/10	105,000
200,000	CMS Energy Corp. 9.875%, 10/15/07	212,157
225,000	Calpine Corp. 8.750%, 07/15/07	203,625
50,000	Calpine Corp. 8.500%, 02/15/11	45,499
		742,481
	Electrical Equipment—0.1%	
100,000	Fedders North America, Inc. 9.375%, 08/15/07	73,250
	Electronics—0.6%	
650,000	Dominion Fiber Ventures, L.L.C. (144A) 7.050%, 03/15/05	668,050
	Federal Agencies—14.7%	
56,485	Federal Home Loan Mortgage Corp. 10.000%, 05/15/20	60,404
857	Federal Home Loan Mortgage Corp. 1,156.500%, 06/15/21 (e)	12,659
2,676,484	Federal National Mortgage Association 1.000%, 01/17/13	2,848,246
7,296	Federal National Mortgage Association 13.000%, 11/01/15	8,668
26,908	Federal National Mortgage Association 10.400%, 04/25/19	29,608
525,879	Federal National Mortgage Association 6.500%, 03/01/26	527,520
61,793	Federal National Mortgage Association 7.000%, 05/01/26	63,067
127,296	Federal National Mortgage Association 7.500%, 12/01/29	131,393
236,693	Federal National Mortgage Association 7.500%, 06/01/30	244,236
351,343	Federal National Mortgage Association 7.500%, 08/01/30	362,540
2,132,167	Federal National Mortgage Association 7.500%, 11/01/30	2,200,120
	Federal Agencies—(Continued)	
$ 813,373	Federal National Mortgage Association 7.500%, 01/01/31	$ 839,296
82,308	Federal National Mortgage Association 7.500%, 02/01/31	84,931
336,927	Federal National Mortgage Association 7.500%, 03/01/31	347,665
4,192,837	Federal National Mortgage Association 1.590%, 02/25/35 (d)	169,786
9,109,066	Federal National Mortgage Association 0.985%, 06/25/38 (d)	358,092
6,000,000	Federal National Mortgage Association 7.000%, 12/01/99 TBA	6,112,500
2,000,000	Federal National Mortgage Association 8.000%, 12/01/99 TBA	2,096,260
		16,496,991
	Finance & Banking—5.5%	
650,000	Bank America Corp. 7.400%, 01/15/11	697,216
700,000	Capital One Financial Corp. 7.250%, 05/01/06	667,846
600,000	General Electric Capital Corp. 6.125%, 02/22/11	609,756
650,000	General Motors Acceptance Corp. 6.875%, 09/15/11	636,713
1,485,703	Green Tree Financial Corp. 7.070%, 01/15/29 (d)	1,547,449
500,000	Household Finance Corp. 8.000%, 07/15/10	542,965
75,000	Sovereign Bancorp, Inc. 10.500%, 11/15/06	81,000
700,000	Standard Chartered Bank, Inc. (144A) 8.000%, 05/30/31	711,976
700,000	Washington Mutual Finance Corp. 6.875%, 05/15/11	719,308
		6,214,229
	Financial Services—4.1%	
605,804	Delta Funding NIM Trust (144A) 12.500%, 10/26/30	608,833
875,000	Devon Financing Corp. (144A) 6.875%, 09/30/11	852,793
235,243	First Union Residential Securitization Trust 7.000%, 08/25/28	229,313
963,926	GE Capital Mortgage Services, Inc. 6.750% 11/25/28	948,850
1,172,801	Mid State Trust VI 7.340%, 07/01/35	1,237,305
700,000	Qwest Capital Funding, Inc. (144A) 7.000%, 08/03/09	672,630
		4,549,724

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Food & Beverages—0.0%	
$350,000	NEBCO Evans Holdings Co. 0/12.375%, 07/15/07 (c)	$ 0
100,000	Vlasic Foods International, Inc. 10.250%, 07/01/09 (f)	22,000
		22,000
	Gas & Pipeline Utilities—0.7%	
125,000	Ocean Energy, Inc. 8.875%, 07/15/07	130,625
650,000	Williams Companies, Inc. 6.750%, 01/15/06 (d)	657,309
		787,934
	Gas Exploration—0.1%	
25,000	Ocean Energy, Inc. 8.375%, 07/01/08	26,125
100,000	Westport Resources Corp. (144A) 8.250%, 11/01/11	101,500
		127,625
	Hotels & Restaurants—0.8%	
250,000	Capstar Hotel Co. 8.750%, 08/15/07	209,375
150,000	Felcore Lodging, L.P. 9.500%, 09/15/08	150,375
275,000	HMH Properties, Inc. 7.875%, 08/01/08	255,062
225,000	Park Place Entertainment Corp. 9.375%, 02/15/07	235,687
50,000	Park Place Entertainment Corp. 8.875%, 09/15/08	50,938
		901,437
	Household Products—0.6%	
250,000	Indesco International, Inc. 9.750%, 04/15/08 (b)	18,750
250,000	North Atlantic Trading, Inc. 11.000%, 06/15/04	225,000
300,000	United Industries Corp. 9.875%, 04/01/09	283,500
125,000	Windmere-Durable Holdings, Inc. 10.000%, 07/31/08	121,875
		649,125
	Industrials—0.1%	
208,923	RG Receivablesco, Ltd. 9.600%, 02/10/05	139,977
	Leisure—1.1%	
175,000	Argosy Gaming Co. 10.750%, 06/01/09	192,281
200,000	Harrah's Operating, Inc. 7.875%, 12/15/05	208,000
250,000	Horseshoe Gaming, L.L.C. 9.375%, 06/15/07	260,000
235,000	MGM Grand, Inc. 9.750%, 06/01/07	246,163
150,000	Mohegan Tribal Gaming Authority 8.750%, 01/01/09	156,000
	Leisure—(Continued)	
$125,000	Station Casinos, Inc. 8.375%, 02/15/08	$ 126,875
		1,189,319
	Mining—0.2%	
175,000	Compass Minerals Group, Inc. (144A) 10.000%, 08/15/11	181,563
	Newspapers—0.1%	
135,000	Hollinger International, Inc. 9.250%, 02/01/06	132,975
	Office Furnishings & Supplies—0.2%	
250,000	Xerox Capital Europe, Plc. 5.750%, 05/15/02	246,875
	Petroleum Services—0.5%	
275,000	Appleton Papers, Inc. (144A) 12.500%,12/15/08	264,000
125,000	Grey Wolf, Inc. 8.875%, 07/01/07	121,875
200,000	Pride Petroleum Services, Inc. 9.375%, 05/01/07	208,750
		594,625
	Pollution Control—0.3%	
75,000	Allied Waste North America, Inc. 8.875%, 04/01/08	77,250
225,000	Allied Waste North America, Inc. 10.000%, 08/01/09	230,625
		307,875
	Publishing—0.1%	
125,000	World Color Press, Inc. 8.375%, 11/15/08	125,636
	Retail—1.8%	
175,000	Advance Stores, Inc. (144A) 10.250%, 04/15/08	177,625
100,000	Cole National Group, Inc. 9.875%, 12/31/06	98,000
50,000	Cole National Group, Inc. 8.625%, 08/15/07	46,500
150,000	Finlay Fine Jewelry Corp. 8.375%, 05/01/08	138,000
200,000	Fleming Cos., Inc. 10.625%, 07/31/07	191,000
321,000	Guitar Center Management Co., Inc. 11.000%, 07/01/06	319,395
125,000	Petco Animal Supplies, Inc. (144A) 10.750%, 11/01/11	127,500
59,000	Pueblo Xtra International, Inc. 9.500%, 08/01/03	10,915
350,000	Safeway, Inc. 7.250%, 02/01/31	367,934
150,000	Saks, Inc. (144A) 9.875%, 10/01/11	140,250
323,000	Wal-Mart Stores, Inc. 7.550%, 02/15/30	372,916
		1,990,035

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Technology—0.1%	
$ 75,000	Applied Extrusion Technologies, Inc. 10.750%, 07/01/11	$ 79,313
	Telephone—2.2%	
200,000	AT&T Wireless Services, Inc. 7.875%, 03/01/11	213,180
700,000	Cox Communications, Inc. 7.750%, 11/01/10	747,476
250,000	EchoStar Communications Corp. 9.375%, 02/01/09	256,250
650,000	France Telecom S.A. (144A) 7.200%, 03/01/06	690,230
260,000	Global Crossing Holdings, Ltd. 8.700%, 08/01/07	23,400
250,000	Insight Midwest, L.P. 10.500%, 11/01/10	271,250
40,000	NTL Communications Corp. 11.500%, 10/01/08	14,000
20,000	NTL, Inc. 0/12.750%, 04/15/05 (c)	7,000
180,000	NTL, Inc. 0/11.500%, 02/01/06 (c)	63,900
200,000	NTL, Inc. 10.000%, 02/15/07	68,000
50,000	Triton PCS, Inc. 11.000%, 05/01/08 (d)	45,250
125,000	Triton PCS, Inc. (144A) 8.750%, 11/15/11	125,000
		2,524,936
	Transportation—1.0%	
650,000	CSX Corp. 7.950%, 05/01/27	720,187
150,000	Enterprises Shipholding Corp. 8.875%, 05/01/08	72,000
200,000	Holt Group, Inc. 9.750%, 01/15/06 (b)	7,000
275,000	Teekay Shipping Corp. (144A) 8.875%, 07/15/11	281,875
		1,081,062
	U.S. Treasury—16.5%	
200,000	United States Treasury Bonds 6.125%, 11/15/27	210,445
910,000	United States Treasury Bonds 5.500%, 08/15/28	881,954
2,000,000	United States Treasury Bonds 5.250%, 11/15/28	1,873,908
1,000,000	United States Treasury Bonds 6.125%, 08/15/29	1,058,440
3,000,000	United States Treasury Bonds 6.250%, 05/15/30	3,246,570
650,000	United States Treasury Bonds 5.375%, 02/15/31	640,556
	U.S. Treasury—(Continued)	
$1,500,000	United States Treasury Notes 5.125%, 12/31/02	$ 1,545,240
700,000	United States Treasury Notes 5.875%, 11/15/04	740,908
5,000,000	United States Treasury Notes 5.750%, 11/15/05	5,280,450
3,000,000	United States Treasury Notes 4.625%, 05/15/06	3,040,770
		18,519,241
	Yankee—20.1%	
46,030	AQFTC III (144A) 8.500%, 07/15/30	45,914
559,139	Algeria Tranche 4.313%, 03/04/10 (d)	492,042
150,000	Diamond Cable Communications, Plc. 0/11.750%, 12/15/05 (c)	39,750
125,000	Diamond Cable Communications, Plc. 10.750%, 02/15/07 (d)	30,000
5,365,000	Federal Republic of Brazil 11.000%, 08/17/40 (d)	4,083,570
110,000	Global Crossings Holdings, Ltd. 9.625%, 05/15/08	12,650
90,000	Government of Jamaica (144A) 12.750%, 09/01/07	98,550
325,000	Ivory Coast, Inc. 2.000%, 03/29/18 (f)	47,938
120,800	Kingdom of Morocco 2.781%, 03/15/07	107,210
885,809	Morocco Loan Tranche 2.780%, 01/01/09	795,014
217,800	National Republic of Bulgaria 4.563%, 07/28/11 (d)	189,486
1,100,000	National Republic of Bulgaria 4.563%, 07/28/12 (d)	991,375
85,000	Republic of Argentina 7.000%, 12/19/08 (d)	25,500
575,000	Republic of Columbia 11.750%, 02/25/20	575,000
85,000	Republic of Columbia 8.375%, 02/15/27	60,931
2,000,000	Republic of Ecuador 5.000%, 02/15/07 (d)	945,620
4,000	Republic of Ecuador (144A) 12.000%, 11/15/2012	2,940
842,591	Republic of Panama 4.750%, 07/17/14 (d)	746,587
350,000	Republic of Peru 4.000%, 03/07/17 (d)	245,000
575,000	Republic of Peru 4.500%, 03/07/17 (d)	441,312

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Yankee—(Continued)	
$ 530,000	Republic of Philippines 9.875%, 01/15/19	$ 501,645
574,200	Republic of Poland 6.000%, 10/27/14 (d)	569,893
600,000	Republic of Turkey 11.875%, 01/15/30	580,500
261,900	Republic of Venezuela 3.438%, 03/31/07 (d)	192,497
999,987	Republic of Venezuela 2.875%, 12/18/07	721,290
35,000	Republic of Venezuela 13.625%, 08/15/18	30,363
750,000	Republic of Venezuela 6.750%, 03/31/20	536,527
100,000	Rogers Cantel, Inc. 8.800%, 10/01/07	97,000
250,000	Rogers Communications, Inc. 8.875%, 7/15/2007	254,375
1,300,000	Russian Federation 8.250%, 03/31/10	1,138,345
5,220,000	Russian Federation 5.000%, 03/31/30 (d)	2,983,230
4,134	Russian Federation (144A) 8.250%, 03/31/10	3,572
125,000	Stena AB 8.750%, 06/15/07	113,750
315,000	Telewest, Plc. 0/11.000%, 10/01/07 (c)	228,375
125,000	Tembec Industries, Inc. 8.625%, 06/30/09	129,062
3,225,000	United Mexican States 8.375%, 01/14/11	3,329,812
250,000	United Mexican States 11.375%, 09/15/16	307,563
600,000	United Mexican States 6.250%, 12/31/19	560,151
85,000	United Pan Europe Communications N.V. 0/13.750%, 02/01/10 (c)	6,800
45,000	United Pan Europe Communications N.V. 11.250%, 11/01/09	5,850
225,000	Yell Finance B. V. 10.750%, 08/01/11	240,750
		22,507,739
	Total Bonds & Notes (Identified Cost $106,359,106)	103,132,105

Preferred Stocks—0.3%

Shares		Value (Note 1A)
3,000	CSC Holdings, Inc.	$ 316,500
840	TCR Holdings (Class B) (b)	1
462	TCR Holdings (Class C) (b)	0
1,219	TCR Holdings (Class D) (b)	1
2,521	TCR Holdings (Class E) (b)	3
		316,505
	Total Preferred Stocks (Identified Cost $320,800)	316,505

Common Stocks—0.1%

	Food & Beverages—0.1%	
7,311	Imperial Sugar Co.	56,660
	Total Common Stocks (Identified Cost $251,563)	56,660

Unit Trust—0.0%

	Units—0.0%	
218,207	ContiFinancial Corp. (Liquidating Trust Unit) (f)	31,640
	Total Units (Identified Cost $0)	31,640

Warrants—0.0%

	Communications—0.0%	
200	In-Flight Phone Corp. (b)	0
125	Leap Wireless International, Inc. (144A)	5,000
		5,000
	Yankee—0.0%	
3,750	Republic of Venezuela (b)	0
	Total Warrants (Identified Cost $40,147)	5,000

See accompanying notes to financial statements.

New England Zenith Fund

Salomon Brothers Strategic Bond Opportunities Series

Investments as of December 31, 2001

Short Term Investments—13.1%

Face Amount		Value (Note 1A)
	Commercial Paper—9.8%	
$5,250,000	Ford Motor Credit Co. 2.550%, 01/14/02	$ 5,245,165
500,000	Grand Funding Corp. 2.450%, 01/14/02	499,558
5,250,000	Mermaid Funding Corp. 2.450%, 01/14/02	5,245,355
		10,990,078
	Repurchase Agreement—3.3%	
$3,623,000	State Street Corp. Repurchase Agreement dated 12/31/01 at 1.620% to be repurchased at $3,623,326 on 01/02/02, collaterized by $2,740,000 U.S. Treasury Bonds 8.875% due 8/15/17 with a total value of $3,697,715	$ 3,623,000
	Total Short Term Investments (Identified Cost $14,613,078)	14,613,078
	Total Investments—105.6% (Identified Cost $121,584,694)	118,154,988
	Other assets less liabilities	(6,231,435)
	Total Net Assets—100%	$111,923,553

Forward Contracts Outstanding at December 31, 2001

Forward Currency Contract	Delivery Date	Local Currency Amount	Aggregate Face Value	Total Value	Unrealized Appreciation/ (Depreciation)
Euro Currency (bought)	1/31/2002	546,073	$485,514	$485,470	$ (44)
Euro Currency (bought)	1/31/2002	198,641	179,621	176,596	(3,025)
Euro Currency (sold)	1/31/2002	730,636	654,650	649,550	5,100
Euro Currency (sold)	1/31/2002	15,000	13,415	13,335	80
Danish Krone (bought)	1/31/2002	103,500	12,450	12,373	(77)
Danish Krone (sold)	1/31/2002	103,500	12,355	12,373	(18)
Polish Zloty (Bought)	1/31/2002	1,515,400	370,241	378,717	8,476
Polish Zloty (Sold)	1/31/2002	755,400	179,090	188,784	(9,694)
Polish Zloty (Sold)	1/31/2002	760,000	179,621	189,934	(10,313)
Net Unrealized Depreciation on Forward Currency Contracts					$ (9,515)

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $121,805,305 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 2,305,293
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(5,907,557)
Net unrealized depreciation	$(3,602,264)

(b) *Non-Income producing security.*
(c) *Step Bond: Coupon rate is set for an initial period and then increased to a higher coupon rate at a specified date.*
(d) *Variable or floating rate security. Rate disclosed is as of December 31, 2001.*
(e) *Interest only certificate. This security receives monthly interest payments but is not entitled to principal payments.*
(f) *Non-Income producing; issuer filed under Chapter 11 of the Federal Bankruptcy Code.*

Key to Abbreviations:

144A—*Securities exempt from registration under Rule 144A of securities act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $10,787,880 or 9.6% of net assets.*

TBA—*A contract for the purchase or sale of a Mortgage Backed Security to be delivered at a future date but does not include a specified pool or precise amount to be delivered.*

Liquidating Unit Trust—*An undivided beneficial interest in the Liquidating Trust represented by a certificate*

See accompanying notes to financial statements.

New England Zenith Fund

Salomon Brothers Strategic Bond Opportunities Series

Statement of Assets & Liabilities

December 31, 2001

Assets		
Investments at value		$118,154,988
Cash		1,618
Receivable for:		
Securities sold		445,544
Fund shares sold		335,295
Dividends and interest		1,807,034
Total Assets		120,744,479
Liabilities		
Payable for:		
Fund shares redeemed	$ 470,498	
Securities purchased	8,217,194	
Open forward currency contracts—net	9,515	
Due to Sub-Custodian Bank	35,739	
Accrued expenses:		
Management fees	61,139	
Service and distribution fees	250	
Deferred trustees fees	9,796	
Other expenses	16,795	
Total Liabilities		8,820,926
Net Assets		$111,923,553
Net assets consist of:		
Capital paid in		$116,593,994
Undistributed net investment income		4,225,801
Accumulated net realized gains (losses)		(5,457,045)
Unrealized appreciation (depreciation) on investments and foreign currency		(3,439,197)
Net Assets		$111,923,553
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($109,447,627 divided by 9,770,920 shares of beneficial interest)		$ 11.20
Class E		
Net asset value and redemption price per share ($2,475,926 divided by 220,984 shares of beneficial interest)		$ 11.20
Identified cost of investments		$121,584,694

Statement of Operations

Year Ended December 31, 2001

Investment Income		
Dividends		$ 20,125(a)
Interest		7,466,321
		7,486,446
Expenses		
Management fees	$ 668,142	
Service and distribution fees—Class E	618	
Trustees fees and expenses	16,558	
Custodian	99,171	
Audit and tax services	20,429	
Legal	4,651	
Printing	52,582	
Insurance	2,164	
Miscellaneous	3,647	
Total expenses		867,962
Net Investment Income		6,618,484
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	265,768	
Foreign currency transactions—net	(538,475)	(272,707)
Unrealized appreciation (depreciation) on:		
Investments—net	53,990	
Foreign currency transactions—net	242,358	296,348
Net gain (loss)		23,641
Net Increase (Decrease) in Net Assets From Operations		$6,642,125

(a) *Net of foreign taxes of $404*

See accompanying notes to financial statements.

New England Zenith Fund

Salomon Brothers Strategic Bond Opportunities Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 6,618,484	$ 6,404,789
Net realized gain (loss)	(272,707)	547,358
Unrealized appreciation (depreciation)	296,348	(588,196)
Increase (decrease) in net assets from operations	6,642,125	6,363,951
From Distributions to Shareholders		
Net investment income		
Class A	(8,091,690)	0
Class E	0	0
Total distributions	(8,091,690)	0
Increase (decrease) in net assets from capital share transactions	17,938,839	(5,840,032)
Total increase (decrease) in net assets	16,537,327	523,919
Net Assets		
Beginning of the year	95,434,279	94,910,360
End of the year	$111,923,553	$95,434,279
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 4,225,801	$ 6,258,927

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	**$**	**Shares**	**$**
Class A				
Sales	2,937,423	$ 32,911,721	2,222,092	$ 24,233,641
Reinvestments	749,925	8,091,690	0	0
Redemptions	(2,271,712)	(25,522,186)	(2,764,244)	(30,073,673)
Net increase (decrease)	1,415,636	$ 15,481,225	(542,152)	$ (5,840,032)
Class E				
Sales	230,231	$ 2,560,666	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(9,247)	(103,052)	0	0
Net increase (decrease)	220,984	$ 2,457,614	0	$ 0
Increase (decrease) derived from capital share transactions	1,636,620	$ 17,938,839	(542,152)	$ (5,840,032)

See accompanying notes to financial statements.

New England Zenith Fund
Salomon Brothers Strategic Bond Opportunities Fund
Financial Highlights

	Class A					Class E
	Year Ended December 31,					May 1, 2001(a) through December 31, 2001
	2001	2000	1999	1998	1997	
Net Asset Value, Beginning of Period	$ 11.42	$ 10.67	$ 11.43	$ 12.01	$ 11.62	$10.80
Income From Investment Operations						
Net investment income	0.70	0.77	0.95	0.80	0.75	0.10
Net realized and unrealized gain (loss) on investments	0.04	(0.02)	(0.78)	(0.56)	0.54	0.30
Total from investment operations	0.74	0.75	0.17	0.24	1.29	0.40
Less Distributions						
Distributions from net investment income	(0.96)	0.00	(0.93)	(0.79)	(0.76)	0.00
Distributions from net realized capital gains	0.00	0.00	0.00	(0.02)	(0.14)	0.00
Distributions in excess of net realized capital gains	0.00	0.00	0.00	(0.01)	0.00	0.00
Total distributions	(0.96)	0.00	(0.93)	(0.82)	(0.90)	0.00
Net Asset Value, End of Period	$ 11.20	$ 11.42	$ 10.67	$ 11.43	$ 12.01	$11.20
Total Return (%)	6.6	7.0	1.4	2.0	11.1	3.7 (b)
Ratio of operating expenses to average net assets (%)	0.84	0.78	0.81	0.85	0.85	0.99 (c)
Ratio of net investment income to average net assets (%)	6.44	6.90	8.15	7.20	7.32	5.50 (c)
Portfolio turnover rate (%)	248	360	224	283	258	248
Net assets, end of period (000)	$109,448	$95,434	$94,910	$95,450	$71,202	$2,476
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	—	—	—	—	0.87	—

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

SALOMON BROTHERS U. S. GOVERNMENT SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve a high level of current income consistent with preservation of capital and maintenance of liquidity

INCEPTION DATE 10/31/94

ASSET CLASS
U.S. Government Bonds

NET ASSETS
$108 Million

PORTFOLIO MANAGER
Roger Lavan

PERFORMANCE AT-A-GLANCE

For year ended December 31, 2001, the Salomon Brothers U.S. Government Series Class A shares returned 6.7%, compared to the Lehman Brothers Intermediate Government Bond Index[3] return of 8.4% and the Lipper Variable Insurance Company Product GNMA / US Mortgage Fund Average[5] return of 7.4%. The main factor affecting the performance of the Series was its long-duration and intermediate-duration strategy. In addition, the Series' allocation to mortgages also proved beneficial.

PORTFOLIO ACTIVITY

The U.S. bond market enjoyed a productive year in 2001 and the Series was well positioned to participate in the market's solid performance. We entered the year with a somewhat pessimistic outlook on economic growth. We expected the U.S. Federal Reserve Board (the "Fed") would be quite active throughout 2001 and would take aggressive action to stem a recession. Therefore, with expectations that interest rates would decline and the yield curve would steepen in response to the Fed's anticipated rate reductions, we implemented a long- and intermediate-duration strategy. Shortly thereafter, in late winter and early spring of 2001, market observers began to predict that the U.S. economy and the stock market would respond quickly to the Fed's early rate reduction action and that a recession would be avoided. As the capital markets embraced such optimism in late March, the stock market rallied and bond prices declined. Although the Series' performance slipped temporarily, we did not alter our strategy. By the third quarter of 2001, it was apparent that the U.S. economy was not recovering as quickly as some had anticipated. Bond prices rallied, and the Series' performance improved significantly throughout the summer.

After the tragic events of September 11th and the economic slowdown that followed, the Fed continued to forge ahead with its aggressive campaign to boost consumer confidence and prop up falling equity prices by cutting interest rates. The Fed reduced its federal funds rate four times during the remaining four months of the year (including a 50 basis point cut on September 17th before the equity markets re-opened after the attacks, another 50 basis point cut on October 2nd and another 50 basis point cut on November 6th). The Fed implemented its final reduction of the year on December 11 with a cut of 25 basis points. As a result of the Fed's proactive approach, bond prices rallied even further than they had earlier in the year, particularly bonds with maturities of five years and under.

In November 2001, the economy changed direction again. The Taliban was toppled in Afghanistan, consumer confidence improved, and the U.S. economy stabilized. As a result of the new economic optimism that followed, bond prices reversed course.

PORTFOLIO OUTLOOK[11]

Looking forward, we believe the stage is set for a possible economic rebound in 2002. However, we don't anticipate seeing any tangible signs of recovery until later in the year, when we believe the effects of the Fed's aggressive rate cuts throughout 2001 and a possible economic stimulus package that may be approved by Congress in 2002 will start to work their way into the U.S. economy. We anticipate modest growth early in the year and believe that it will gain momentum throughout the middle and later portions of 2002. We don't anticipate that rates will trend significantly higher in the short-term.

A $10,000 INVESTMENT COMPARED TO THE LEHMAN BROTHERS INTERMEDIATE GOVERNMENT BOND INDEX


$17,000
15,000
13,000
11,000
9,000
Salomon Brothers U.S. Government Series
Lehman Brothers Intermediate Government Bond Index
10/94
12/95
12/97
12/99
12/01

Average Annual Returns

	U.S. Government	Lehman Intermediate Government Bond	Lipper Variable U.S. Mortgage and GNMA Funds Average
1 Year	6.7%	8.4%	7.4%
3 Years	5.7	6.4	6.1
5 Years	6.6	7.1	6.9
Since Inception	7.2	7.4	—

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was 4.5%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Federal National Mortgage Association	29.1%
United States Treasury Notes	26.1%
Federal Home Loan	3.9%
Government National Mortgage	3.7%
Federal Home Loan Mortgage Corp.	2.7%
United State Treasury Bonds	1.0%
Federal Home Loan Banks	0.9%

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund

Salomon Brothers U.S. Government Series

Investments as of December 31, 2001

Bonds & Notes—67.6% of Total Net Assets

Face Amount		Value (Note 1A)
	Federal Agencies—40.4%	
$1,000,000	Federal Home Loan Banks 5.800%, 09/02/08	$1,028,926
84,381	Federal Home Loan Mortgage Corp. 7.500%, 05/01/07	88,656
6,725	Federal Home Loan Mortgage Corp. 6.000%, 10/01/10	6,845
109,447	Federal Home Loan Mortgage Corp. 7.000%, 07/01/11	114,098
30,190	Federal Home Loan Mortgage Corp. 11.750%, 01/01/12	31,936
280,813	Federal Home Loan Mortgage Corp. 6.500%, 08/01/13	287,042
46,932	Federal Home Loan Mortgage Corp. 8.250%, 04/01/17	50,268
61,626	Federal Home Loan Mortgage Corp. 9.000%, 10/01/17	66,402
108,037	Federal Home Loan Mortgage Corp. 8.000%, 12/01/19	115,093
130,352	Federal Home Loan Mortgage Corp. 10.500%, 06/01/20	147,623
319,667	Federal Home Loan Mortgage Corp. 8.000%, 07/01/20	336,389
292,961	Federal Home Loan Mortgage Corp. 10.000%, 09/01/20	329,007
122,568	Federal Home Loan Mortgage Corp. 6.500%, 03/01/26	123,717
27,309	Federal Home Loan Mortgage Corp. 6.500%, 05/01/26	27,565
42,323	Federal Home Loan Mortgage Corp. 6.500%, 06/01/26	42,720
553,158	Federal Home Loan Mortgage Corp. 6.500%, 07/01/26	558,343
1,024,161	Federal Home Loan Mortgage Corp. 6.000%, 10/01/28	1,005,921
894,666	Federal Home Loan Mortgage Corp. 6.000%, 11/01/28	878,732
2,900,000	Federal Home Loan Mortgage Corp. 6.000%, TBA	2,839,274
72,393	Federal Home Loan Mortgage Corp. 7.000%, 04/15/21	73,592
5,000,000	Federal National Mortgage Association 5.500%, TBA	4,915,650
5,000,000	Federal National Mortgage Association 6.000%, TBA	5,012,500
6,000,000	Federal National Mortgage Association 6.500%, TBA	6,000,000
2,000,000	Federal National Mortgage Association 8.000%, TBA	2,096,260
698,082	Federal National Mortgage Association 6.740%, 01/03/02 (b)	723,864
90,232	Federal National Mortgage Association 6.500%, 06/01/08	92,883
37,176	Federal National Mortgage Association 6.500%, 12/01/10	38,174
892,161	Federal National Mortgage Association 7.370%, 01/17/13	949,415
	Federal Agencies—(Continued)	
$ 575,783	Federal National Mortgage Association 6.500%, 04/01/13	$ 589,814
387,792	Federal National Mortgage Association 6.500%, 07/01/13	397,243
459,100	Federal National Mortgage Association 7.000%, 12/01/14	474,879
76,601	Federal National Mortgage Association 7.000%, 07/01/15	79,234
377,225	Federal National Mortgage Association 7.000%, 08/01/15	390,190
23,711	Federal National Mortgage Association 12.500%, 09/01/15	27,919
219,819	Federal National Mortgage Association 12.000%, 10/01/15	255,265
23,971	Federal National Mortgage Association 13.000%, 11/01/15	28,480
14,416	Federal National Mortgage Association 12.000%, 01/01/16	16,741
124,250	Federal National Mortgage Association 12.500%, 01/01/16	146,305
6,895	Federal National Mortgage Association 11.500%, 09/01/19	7,934
105,032	Federal National Mortgage Association 7.000%, 11/01/23	107,527
188,136	Federal National Mortgage Association 6.500%, 03/01/26	188,723
106,258	Federal National Mortgage Association 7.000%, 07/01/26	108,449
410,437	Federal National Mortgage Association 7.000%, 02/01/28	418,646
456,447	Federal National Mortgage Association 7.000%, 10/01/28	465,289
305,250	Federal National Mortgage Association 7.000%, 11/01/28	311,163
513,308	Federal National Mortgage Association 7.000%, 02/01/29	523,536
1,135,701	Federal National Mortgage Association 6.500%, 04/01/29	1,137,825
76,315	Federal National Mortgage Association 8.000%, 11/01/29	79,988
935,874	Federal National Mortgage Association 7.500%, 12/01/29	965,991
632,499	Federal National Mortgage Association 7.000%, 01/01/30	644,358
1,255,000	Federal National Mortgage Association 6.527%, 05/25/30 (b)	1,268,186
519,873	Federal National Mortgage Association 8.000%, 08/01/30	544,889
429,211	Federal National Mortgage Association 8.000%, 10/01/30	449,865
1,599,126	Federal National Mortgage Association 7.500%, 11/01/30	1,650,090
360,519	Federal National Mortgage Association 7.500%, 01/01/31	372,009
13,523	Federal National Mortgage Association 8.000%, 02/01/31	14,173

See accompanying notes to financial statements.

New England Zenith Fund

Salomon Brothers U.S. Government Series

Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 70,526	Federal National Mortgage Association 8.000%, 03/01/31	$ 73,920
125,081	Government National Mortgage Association 9.000%, 12/15/16	135,250
639,566	Government National Mortgage Association 9.000%, 12/20/19	696,784
303,535	Government National Mortgage Association 7.500%, 01/15/29	314,347
294,368	Government National Mortgage Association 7.500%, 09/15/29	304,672
320,952	Government National Mortgage Association 7.500%, 01/15/30	332,185
444,312	Government National Mortgage Association 7.500%, 02/15/30	459,750
28,409	Government National Mortgage Association 7.500%, 03/15/30	29,385
273,929	Government National Mortgage Association 7.500%, 04/15/30	283,344
400,068	Government National Mortgage Association 7.500%, 05/15/30	414,111
355,005	Government National Mortgage Association 7.500%, 06/15/30	367,206
692,117	Government National Mortgage Association 7.500%, 09/15/30	715,905
		43,772,465
	U.S. Treasury—27.2%	
100,000	United States Treasury Bonds 6.375%, 08/15/27	107,953
1,000,000	United States Treasury Bonds 5.375%, 02/15/31	985,470
3,000,000	United States Treasury Notes 2.750%, 09/30/03	2,995,770
1,500,000	United States Treasury Notes 5.250%, 05/15/04	1,563,990
2,000,000	United States Treasury Notes 6.750%, 05/15/05	2,174,380
5,000,000	United States Treasury Notes 5.750%, 11/15/05	5,280,450
4,000,000	United States Treasury Notes 4.625%, 05/15/06	4,054,360
3,000,000	United States Treasury Notes 6.500%, 02/15/10	3,292,980
9,000,000	United States Treasury Notes 5.000%, 02/15/11	8,972,577
		29,427,930
	Total Bonds & Notes (Identified Cost $71,625,606)	73,200,395

Short Term Investments—51.2%

Face Amount		Value (Note 1A)
	Commercial Paper—24.9%	
$4,500,000	DaimlerChrysler North America Holding Corp. 2.580%, 01/14/02	$ 4,495,808
4,500,000	Ford Motor Credit Co. 2.550%, 01/14/02	4,495,856
4,500,000	General Mills, Inc. 2.520%, 01/11/02	4,496,850
4,500,000	Grand Funding Corp. 2.450%, 01/14/02	4,496,019
4,500,000	Kinder Morgan, Inc. 2.550%, 01/14/02	4,495,856
4,500,000	Mermaid Funding Corp. 2.450%, 01/14/02	4,496,019
		26,976,408
	Repurchase Agreement—26.3%	
4,478,000	J.P. Morgan Chase & Co. Repurchase Agreement dated 12/31/01at 1.500% to be repurchased at $4,478,373 on 01/02/02, collaterized by $3,365,000 U.S. Treasury Bonds 9.000% due 11/15/18 with a value of $4,572,194	4,478,000
24,000,000	State Street Corp. Repurchase Agreement dated 12/31/01at 1.620% to be repurchased at $24,002,160 on 01/02/02, collaterized by $20,140,000 U.S. Treasury Bonds 12.375% due 05/15/04 with a value of $24,481,540	24,000,000
		28,478,000
	Total Short Term Investments (Identified Cost $55,454,408)	55,454,408
	Total Investments—118.8% (Identified Cost $127,080,014) (a)	128,654,803
	Other assets less liabilities	(20,300,469)
	Total Net Assets—100%	$108,354,334

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $127,764,641 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$1,051,988
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(161,826)
Net unrealized appreciation	$ 890,162

(b) *Variable or floating rate security. Rate disclosed is as of December 31, 2001.*

TBA—*A contract for the purchase or sale of a Mortgage Backed Security to be delivered at a future date but does not include a specified pool or precise amount to be delivered.*

See accompanying notes to financial statements.

New England Zenith Fund
Salomon Brothers U.S. Government Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$128,654,803
Cash		233
Receivable for:		
Fund shares sold		655,428
Accrued interest		601,265
Total Assets		129,911,729
Liabilities		
Payable for:		
Fund shares redeemed	$ 592,580	
Securities purchased	20,894,138	
Accrued expenses:		
Management fees	49,468	
Service and distribution fees	679	
Deferred trustees fees	8,981	
Other expenses	11,549	
Total Liabilities		21,557,395
Net Assets		$108,354,334
Net assets consist of:		
Capital paid in		$105,167,973
Undistributed net investment income		2,452,392
Accumulated net realized gains (losses)		(240,220)
Unrealized appreciation (depreciation) on investments		974,189
Net Assets		$108,354,334
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($102,065,605 divided by 8,530,074 shares of beneficial interest)		$ 11.97
Class E		
Net asset value and redemption price per share ($6,288,729 divided by 525,750 shares of beneficial interest)		$ 11.96
Identified cost of investments		$127,080,014

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Interest		$4,030,899
Expenses		
Management fees	$428,527	
Service and distribution fees—Class E	1,595	
Trustees fees and expenses	15,733	
Custodian	53,417	
Audit and tax services	20,429	
Legal	3,362	
Printing	38,015	
Insurance	1,343	
Miscellaneous	3,692	
Total expenses before reductions	566,113	
Less expenses assumed by the investment adviser	(19,128)	546,985
Net investment income		3,483,914
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		720,653
Unrealized appreciation (depreciation) on:		
Investments—net		437,225
Net gain (loss)		1,157,878
Net Increase (Decrease) in Net Assets From Operations		$4,641,792

See accompanying notes to financial statements.

New England Zenith Fund
Salomon Brothers U.S. Government Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 3,483,914	$ 3,214,350
Net realized gain (loss)	720,653	180,192
Unrealized appreciation (depreciation)	437,225	1,783,309
Increase (decrease) in net assets from operations	4,641,792	5,177,851
From Distributions to Shareholders		
Net investment income		
Class A	(4,229,836)	0
Class E	0	0
Total distributions	(4,229,836)	0
Increase (decrease) in net assets from capital share transactions	50,769,337	1,027,703
Total increase (decrease) in net assets	51,181,293	6,205,554
Net Assets		
Beginning of the year	57,173,041	50,967,487
End of the year	$108,354,334	$57,173,041
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 2,452,392	$ 3,206,848

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	5,602,038	$ 66,679,482	1,743,895	$ 19,636,844
Reinvestments	369,096	4,229,836	0	0
Redemptions	(2,228,636)	(26,430,367)	(1,672,895)	(18,609,141)
Net increase (decrease)	3,742,498	$ 44,478,951	71,000	$ 1,027,703
Class E				
Sales	542,635	$ 6,492,396	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(16,885)	(202,010)	0	0
Net increase (decrease)	525,750	$ 6,290,386	0	$ 0
Increase (decrease) derived from capital share transactions	4,268,248	$ 50,769,337	71,000	$ 1,027,703

See accompanying notes to financial statements.

New England Zenith Fund
Salomon Brothers U.S. Government Series

Financial Highlights

	Class A					Class E
	Year Ended December 31,					May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001
Net Asset Value, Beginning of Period	$ 11.94	$ 10.81	$ 11.47	$ 11.14	$ 10.83	$11.45
Income From Investment Operations						
Net investment income	0.37	0.67	0.65	0.47	0.53	0.07
Net realized and unrealized gain (loss) on investments	0.41	0.46	(0.62)	0.37	0.40	0.44
Total from investment operations	0.78	1.13	0.03	0.84	0.93	0.51
Less Distributions						
Distributions from net investment income	(0.75)	0.00	(0.66)	(0.45)	(0.53)	0.00
Distributions from net realized capital gains	0.00	0.00	(0.03)	(0.06)	(0.05)	0.00
Distributions in excess of net realized capital gains	0.00	0.00	0.00	0.00	(0.04)	0.00
Total Distributions	(0.75)	0.00	(0.69)	(0.51)	(0.62)	0.00
Net Asset Value, End of Period	$ 11.97	$ 11.94	$ 10.81	$ 11.47	$ 11.14	$11.96
Total Return (%)	6.7	10.5	0.2	7.5	8.6	4.5(b)
Ratio of operating expenses to average net assets (%)	0.70	0.70	0.70	0.70	0.70	0.85(c)
Ratio of net investment income to average net assets (%)	4.49	6.29	5.89	5.70	6.42	3.39(c)
Portfolio turnover rate (%)	362	583	530	496	572	362
Net assets, end of period (000)	$102,066	$57,173	$50,967	$45,807	$22,143	$6,289
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	0.73	0.71	0.72	0.77	0.98	0.88(c)

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

INVESTMENT OBJECTIVE
To achieve a competitive total return primarily from investing in fixed-income securities.

INCEPTION DATE 8/26/83

ASSET CLASS
U.S. Bonds

NET ASSETS
$357 Million

PORTFOLIO MANAGER
Daniel R. Strelow

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the State Street Research Bond Income Series Class A Shares returned 8.8% compared to its benchmark, The Lehman Brothers Aggregate Bond Index[1], which returned 8.4% for the same period. The Lehman Brothers Intermediate Government Credit Index[4] returned 9.0%. The average return of the Series' peer group, the Lipper Variable Products Intermediate Investment Grade Debt Funds[5] category, was 8.2% for the year. The Series' performance can be attributed primarily to declining interest rates and a generally favorable environment for bonds.

PORTFOLIO ACTIVITY

State Street Research & Management Company assumed portfolio management responsibility for this Series on July 1, 2001. Prior to that date, Back Bay Advisors, L.P. served as the portfolio manager. In the six months that followed, the Fed cut rates 5 times, the administration/congress passed a $1.3 trillion dollar tax cut, the terrorist attacks changed the national security landscape, and Enron and Argentina share the mantle as the largest corporate bankruptcy and sovereign default in recorded history.

The positive contributors to the Series' performance in the third quarter were its duration and yield curve positioning. We were well positioned for lower rates and a steeper yield curve as the Fed aggressively cut short term interest rates in an attempt to arrest the domestic growth contraction, and to supply ample liquidity to the markets in the wake of the terrorist attacks in New York and Washington DC. Spreads on credit sensitive sectors widened considerably in September, and our positions in domestic corporate bonds, high yield, and emerging markets were a net drag on performance.

The fourth quarter may have been a mirror image of the third. As the capital markets priced an eventual return to a more normal economic rate of growth, interest rates came off the cycle low and the yield spreads between what are considered safe assets (i.e., treasury securities) and risky assets (i.e., corporate bonds, especially high yield bonds) have narrowed considerably. Fourth quarter performance was dominated by outperformance in corporate bonds (high grade and high yield) and emerging markets. Importantly, security/sector selection was critical. The portfolio was positioned defensively in these sectors and we avoided the poor performing Utilities and Sovereigns (Enron and Argentina) sectors.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Federal National Mortgage Association	28.1%
Government National Mortgage Association	10.0%
United States Treasury Bonds	4.6%
J.P. Morgan Chase & Co.	2.8%
Household Finance Corp	2.0%
Republic of Greece	1.4%
DLJ Commercial Mortgage Corp.	1.2%
Connecticut RRB Special Purpose Trust	1.1%
Morgan Stanley Dean Witter Capital, Inc	0.9%
First Union Lehman Brothers Commercial Mortgage Trust II	0.9%

PORTFOLIO OUTLOOK[11]

We expect the bond market to maintain these relative low interest rates for the next three months. In addition, the yield curve is currently quite "steep" and we expect it to remain that way, again for the next 3 months. Credit spreads have contracted substantially. We expect the spread contraction to moderate based on current valuations.

We do not expect inflation to be a problem for now. Our forecast has core inflation bottoming out at 2% in the first and second quarters, then rising moderately as economic growth improves more markedly.

Our outlook has changed over the past six months, although mostly through the passage of time. Three months ago, we were expecting aggressive easing into year-end and stable Fed policy thereafter. Now we are in the "stable thereafter" period. As time continues to pass and signs of recovery are reported in the economic releases, ultimate recovery and higher rates will be priced into the market. We expect a "saucer shaped" recovery, where growth recovers to trend in the second half of 2002. However, we do not expect the brisk rate of growth to be sustainable.

A $10,000 INVESTMENT COMPARED TO THE LEHMAN BROTHERS INTERMEDIATE GOVERNMENT/CREDIT INDEX SINCE 12/31/91



$23,000
21,000
19,000
17,000
15,000
13,000
11,000
9,000
State Street Research Bond Income Series
Lehman Brothers Intermediate Government/Credit Index
Lehman Brothers Aggregate Bond Index
12/91
12/93
12/95
12/97
12/99
12/01

Average Annual Returns

	Bond Income	Lehman Intermediate Government/ Credit	Lipper Variable Intermediate Investment Grade Debt. Funds Average	Lehman Aggregate Bond*
1 Year	8.8%	9.0%	8.2%	8.4%
3 Years	5.4	6.4	5.6	6.3
5 Years	7.2	7.1	6.6	7.4
10 Years	7.8	6.8	6.8	7.2

The total non-annualized return of the Class B shares from their May 1, 2001 inception date through December 31, 2001 was 5.2%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

*We changed the benchmark from Lehman Brothers Intermediate Government/Credit Index to the broader Lehman Brothers Aggregate Bond Index because we feel it better reflects the universe from which the manager selects securities.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
State Street Research Bond Income Series
Investments as of December 31, 2001

Bonds & Notes—98.2% of Total Net Assets

Face Amount		Value (Note 1A)
	Aerospace & Defense—0.9%	
$ 345,000	Lockheed Martin Corp. 8.200%, 12/01/09	$ 388,778
890,000	Lockheed Martin Corp. 8.500%, 12/01/29	1,065,697
1,625,000	United Technologies Corp. 7.500%, 09/15/29	1,788,069
		3,242,544
	Asset Backed—2.2%	
390,000	Citibank Credit Card Issuance Trust 7.450%, 09/15/07	413,292
1,825,000	Citibank Credit Card Issuance Trust 2.500%, 12/10/08 (b)	1,825,000
3,800,000	Connecticut RRB Special Purpose Trust 5.360%, 03/30/07 (b)	3,914,775
1,775,000	Distribution Financial Services Trust 5.670%, 01/17/17	1,778,007
		7,931,074
	Auto Parts—0.8%	
1,550,000	Dana Corp. (144A) 9.000%, 08/15/11	1,441,161
1,500,000	Lear Corp. 7.960%, 05/15/05	1,521,186
		2,962,347
	Automobiles—0.5%	
225,000	Autonation, Inc. (144A) 9.000%, 08/01/08	228,938
500,000	DaimlerChrysler North America Holding Corp. 8.500%, 01/18/31	535,440
1,025,000	Ford Motor Co. 7.450%, 07/16/31	940,468
		1,704,846
	Broadcasting—0.5%	
925,000	News America Holdings, Inc. 8.625%, 02/01/03	968,956
825,000	News America Holdings, Inc. 7.125%, 04/08/28	752,565
		1,721,521
	Business Services—0.3%	
1,125,000	Electronic Data Systems Corp. 7.125%, 10/15/09	1,186,194
	Chemicals—0.7%	
825,000	Airgas, Inc. 9.125%, 10/01/11	874,500
1,775,000	Lyondell Chemical Co. 9.625%, 05/01/07	1,792,750
		2,667,250
	Coal—0.1%	
350,000	Luscar Coal, Ltd. (144A) 9.750%, 10/15/11	371,185

Face Amount		Value (Note 1A)
	Collateralized Mortgage Obligations—8.8%	
$1,264,952	Chase Commercial Mortgage Securities Corp. 6.025%, 11/18/30	$ 1,301,921
1,500,000	Commercial Mortgage Acceptance Corp. (144A) 6.230%, 03/15/13	1,124,908
2,150,000	DLJ Commercial Mortgage Corp. 7.150%, 01/10/13 (b)	1,725,375
2,489,622	DLJ Commercial Mortgage Corp. 5.880%, 11/12/31	2,547,654
3,000,000	First Union Lehman Brothers Bank of America Commercial Mortgage Trust 6.560%, 11/18/35	3,122,842
3,100,000	First Union Lehman Brothers Commercial Mortgage Trust II 6.600%, 11/18/29	3,246,277
3,110,000	J.P. Morgan Commercial Mortgage Finance Corp. 6.507%, 10/15/35	3,207,265
1,582,420	Lehman Brothers-UBS Commercial Mortgage Trust (144A) 6.155%, 07/14/16	1,570,077
3,175,000	Morgan Stanley Dean Witter Capital, Inc. 6.460%, 02/15/33	3,278,614
1,325,000	Nationslink Funding Corp. 6.795%, 07/20/08	1,365,545
2,282,474	PNC Mortgage Acceptance Corp. 7.050%, 10/12/33	2,414,261
2,625,000	Reliant Energy Transition Bond Co., L.L.C. 4.760%, 09/15/09	2,570,056
2,400,000	Salomon Brothers Commercial Mortgage Trust 6.226%, 12/18/35	2,445,202
1,600,000	Salomon Brothers Mortgage Securities VII, Inc. 6.134%, 02/18/34	1,618,400
		31,538,397
	Communication Services—1.1%	
1,470,000	AOL Time Warner, Inc. 6.750%, 04/15/11	1,508,964
2,000,000	CSC Holdings, Inc. 7.625%, 04/01/11	2,004,420
575,000	Crown Castle International Corp. 10.750%, 08/01/11	562,062
		4,075,446
	Communications—1.2%	
825,000	Charter Communications Holdings, L.L.C. 10.750%, 10/01/09	870,375
1,675,000	Clear Channel Communications 7.250%, 09/15/03	1,740,761
1,700,000	Comcast Cable Communications 6.750%, 01/30/11	1,710,261
		4,321,397

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Computers & Business Equipment—0.5%	
$ 1,675,000	International Business Machines Corp. 4.875%, 10/01/06	$ 1,669,858
	Conglomerates—0.4%	
1,225,000	Tyco International Group S.A. 6.375%, 02/15/06	1,248,875
	Containers & Glass—0.4%	
1,400,000	Packaging Corp. 9.625%, 04/01/09	1,533,000
	Domestic Oil—0.2%	
605,000	Pioneer Natural Resources Co. 9.625%, 04/01/10	663,570
	Drugs & Health Care—0.5%	
1,700,000	HealthSouth Corp. (144A) 8.375%, 10/01/11	1,751,000
	Electric Utilities—1.6%	
650,000	AEP Resources, Inc. (144A) 6.500%, 12/01/03	669,797
1,730,000	AES Corp. 8.875%, 02/15/11	1,531,050
920,000	AES Eastern Energy, L.P. 9.670%, 01/02/29	942,255
475,000	Calpine Corp. 8.500%, 02/15/11	432,235
440,000	Exelon Corp. 6.750%, 05/01/11	446,711
1,460,000	Progress Energy, Inc. 7.100%, 03/01/11	1,519,928
		5,541,976
	Electrical Equipment—0.2%	
775,000	Ametek, Inc. 7.200%, 07/15/08	753,270
	Federal Agencies—38.1%	
18,150,000	Federal National Mortgage Association 6.000%, TBA	17,747,251
3,000,000	Federal National Mortgage Association 6.000%, TBA	3,007,500
12,625,000	Federal National Mortgage Association 6.500%, TBA	12,625,000
2,925,000	Federal National Mortgage Association 7.000%, TBA	2,979,844
10,000,000	Federal National Mortgage Association 7.000%, TBA	10,343,800
2,010,979	Federal National Mortgage Association 6.500%, 07/01/14	2,063,526
6,024,087	Federal National Mortgage Association 6.000%, 07/01/16	6,039,147
5,062,852	Federal National Mortgage Association 6.500%, 09/01/16	5,160,919
2,549,677	Federal National Mortgage Association 6.500%, 11/01/27	2,558,473

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 5,775,000	Federal National Mortgage Association 7.250%, 05/15/30	$ 6,505,884
12,995,378	Federal National Mortgage Association 6.500%, 06/01/31	13,011,882
6,126,302	Federal National Mortgage Association 6.500%, 08/01/31	6,126,302
3,275,000	Federal National Mortgage Association 6.500%, 09/01/31	3,275,000
3,175,000	Federal National Mortgage Association 7.000%, 10/01/31	3,234,531
5,550,000	Federal National Mortgage Association 7.000%, 12/01/31	5,654,062
51,641	Government National Mortgage Association 9.000%, 10/15/16	56,388
39,960	Government National Mortgage Association 8.500%, 01/15/17	43,234
25,681	Government National Mortgage Association 8.500%, 02/15/17	27,785
52,996	Government National Mortgage Association 8.500%, 03/15/17	57,337
76,370	Government National Mortgage Association 8.500%, 05/15/17	82,626
7,568	Government National Mortgage Association 8.500%, 07/15/17	8,188
4,885	Government National Mortgage Association 8.500%, 11/15/17	5,285
24,764	Government National Mortgage Association 8.500%, 06/15/20	26,676
57,841	Government National Mortgage Association 8.500%, 03/15/21	62,218
16,457	Government National Mortgage Association 8.500%, 10/15/21	17,703
41,494	Government National Mortgage Association 8.500%, 11/15/21	44,634
35,948	Government National Mortgage Association 8.500%, 05/15/22	38,578
98,614	Government National Mortgage Association 8.500%, 10/15/22	105,829
2,069,827	Government National Mortgage Association 7.000%, 02/15/24	2,131,901
1,420,065	Government National Mortgage Association 6.500%, 11/15/28	1,428,301
2,340,778	Government National Mortgage Association 6.000%, 01/15/29	2,303,466
3,069,502	Government National Mortgage Association 6.500%, 05/15/29	3,087,305
885,448	Government National Mortgage Association 8.000%, 11/15/29	928,038
2,912,400	Government National Mortgage Association 7.000%, 04/15/31	2,980,638
1,392,008	Government National Mortgage Association 6.500%, 07/15/31	1,396,782

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 7,537,269	Government National Mortgage Association 7.500%, 07/15/31	$ 7,796,343
12,860,129	Government National Mortgage Association 7.000%, 10/15/31	13,133,407
		136,095,783
	Finance & Banking—10.1%	
775,000	Bank America Corp. 7.400%, 01/15/11	830,969
1,500,000	Bombardier Capital, Inc. (144A) 7.300%, 12/15/02	1,557,870
760,000	Citigroup, Inc. 6.750%, 12/01/05	808,720
2,285,000	Citigroup, Inc. 6.500%, 01/18/11	2,354,749
1,750,000	Conoco Funding Co. 5.450%, 10/15/06	1,754,690
1,625,000	Countrywide Funding Corp. 7.260%, 05/10/04	1,731,015
800,000	Credit Suisse USA, Inc. 5.875%, 08/01/06	813,814
2,325,000	Detroit Edison Securitization Funding, L.L.C. 5.510%, 03/01/07	2,412,158
1,575,000	EOP Operating, L.P. 6.500%, 06/15/04	1,636,713
2,675,000	Ford Motor Credit Co. 6.875%, 02/01/06	2,674,064
1,850,000	General Electric Capital Corp. 6.800%, 11/01/05	1,983,526
1,350,000	General Motors Acceptance Corp. 8.000%, 11/01/31	1,365,781
575,000	J.P. Morgan Chase & Co. 6.750%, 02/01/11	588,614
1,575,000	John Hancock Global Funding (144A) 7.900%, 07/02/10	1,739,839
1,775,000	MBNA Credit Card Master Note Trust 3.340%, 06/15/09 (b)	1,775,000
1,125,000	MBNA Master Credit Card Trust II 7.000%, 02/15/12	1,210,479
1,725,000	Morgan Stanley Group, Inc. 6.100%, 04/15/06	1,777,940
1,625,000	Qwest Capital Funding, Inc. 7.750%, 08/15/06	1,660,457
1,600,000	Simon Debartolo Group, L.P. 6.875%, 11/15/06	1,641,696
1,775,000	Sprint Capital Corp. 6.000%, 01/15/07	1,764,900
500,000	State Street Institutional Capital Corp. (144A) 7.940%, 12/30/26	519,351
1,600,000	Suntrust Banks, Inc. 6.375%, 04/01/11	1,624,627
1,550,000	Verizon Global Funding Corp. 7.750%, 12/01/30	1,719,167
		35,946,139
	Financial Services—3.4%	
$1,325,000	ERAC USA Finance Co. (144A) 6.625%, 02/15/05	$ 1,310,106
1,475,000	Goldman Sachs Group, Inc. 7.625%, 08/17/05	1,596,156
2,875,000	Household Finance Corp. 6.375%, 10/15/11	2,784,265
1,675,000	Nationslink Funding Corp. 6.476%, 08/20/30	1,733,767
3,100,000	PSE&G Transition Funding, L.L.C. 6.450%, 03/15/13	3,209,711
1,525,000	Reed Elsevier Capital, Inc. 6.125%, 08/01/06	1,552,123
		12,186,128
	Food & Beverages—1.6%	
1,725,000	Conagra, Inc. 7.500%, 09/15/05	1,833,537
1,700,000	Kellogg Co. 6.000%, 04/01/06	1,746,920
350,000	Smithfield Foods, Inc. (144A) 8.000%,10/15/09	360,500
1,700,000	Tyson Foods, Inc. (144A) 6.625%, 10/01/04	1,738,182
		5,679,139
	Foreign Government—3.2%	
1,725,000	Bundes Republic of Deutschland 5.250%, 01/04/11, (EUR)	1,570,979
2,825,000	Government of Canada 6.000%, 06/01/11, (CAD)	1,857,549
7,125,000	Government of New Zealand 8.000%, 11/15/06, (NZD)	3,167,835
4,600,000	Republic of Greece 8.800%, 06/19/07, (EUR)	4,891,108
		11,487,471
	Investment Brokerage—0.5%	
1,725,000	Merrill Lynch & Co., Inc. 5.350%, 06/15/04	1,773,110
	Leisure—1.0%	
875,000	Aztar Corp. (144A) 9.000%, 08/15/11	901,250
900,000	MGM Grand, Inc. 9.750%, 06/01/07	942,750
1,725,000	The Walt Disney Co. 3.900%, 09/15/03	1,723,254
		3,567,254
	Paper & Forest—1.0%	
1,650,000	International Paper Co. 8.000%, 07/08/03	1,739,039
900,000	Potlatch Corp. (144A) 10.000%, 07/15/11	936,000
1,000,000	Tembec Industries, Inc. 8.500%, 02/01/11	1,035,000
		3,710,039

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Pollution Control—0.5%	
$1,500,000	Allied Waste North America, Inc. 7.625%, 01/01/06	$ 1,481,250
100,000	Allied Waste North America, Inc. 8.875%, 04/01/08	102,750
125,000	Allied Waste North America, Inc. 7.875%, 01/01/09	121,562
		1,705,562
	Railroads & Equipment—0.6%	
2,220,000	CSX Corp. 6.750%, 03/15/11	2,259,159
	Retail—1.8%	
1,625,000	Norfolk Southern Corp. 7.350%, 05/15/07	1,746,014
270,000	The Kroger Co. 7.800%, 08/15/07	295,665
1,425,000	The Kroger Co. 8.000%, 09/15/29	1,580,633
2,375,000	Wal-Mart Stores, Inc. 7.550%, 02/15/30	2,725,992
		6,348,304
	Steel—0.5%	
1,700,000	Alaska Steel Corp. 7.875%, 02/15/09	1,666,000
	Telephone—3.2%	
1,025,000	AT&T Corp. 6.500%, 03/15/29	895,368
835,000	AT&T Wireless Services, Inc. 8.750%, 03/01/1931	949,554
1,500,000	British Telecommunications, Plc. 8.125%,12/15/10 (b)	1,663,547
1,650,000	France Telecom S.A. (144A) 7.200%, 03/01/06 (b)	1,732,912
1,650,000	Telecomunicacione de Puerto Rico, Inc. 6.650%, 05/15/06	1,669,503
1,525,000	Telus Corp. 8.000%, 06/01/11	1,618,287
825,000	Worldcom, Inc. 7.550%, 04/01/04	867,209
750,000	Worldcom, Inc. 6.500%, 05/15/04	770,621
1,350,000	Worldcom, Inc. 7.500%, 05/15/11	1,388,711
		11,555,712
	U.S. Treasury—5.2%	
6,900,000	United States Treasury Bonds 10.625%, 08/15/15	10,235,736
1,715,000	United States Treasury Bonds 8.125%, 08/15/21	2,190,381
1,325,000	United States Treasury Bonds 6.125%, 08/15/29	1,402,433
2,385,000	United States Treasury Bonds 6.250%, 05/15/30	2,584,278

Face Amount		Value (Note 1A)
	U.S. Treasury—(Continued)	
$ 625,000	United States Treasury Notes 7.000%, 07/15/06	$ 691,013
1,425,000	United States Treasury Notes 5.000%, 02/15/11	1,419,656
		18,523,497
	Utilities—0.2%	
890,000	American Electric Power, Inc. 6.125%, 05/15/06	881,859
	Yankee—6.4%	
1,800,000	British Sky Broadcasting Group, Plc. 8.200%, 07/15/09	1,855,597
1,550,000	Deutsche Telekom International Finance B.V. 7.750%, 06/15/05	1,678,397
2,585,961	Federal Republic of Brazil 8.000%, 04/15/14	1,960,417
725,000	Flextronics International, Ltd. 9.875%, 07/01/10	761,250
2,103,750	National Republic of Bulgaria 4.563%, 07/28/11 (b)	1,840,781
950,000	Norske Skog Canada, Ltd. (144A) 8.625%, 06/15/11	983,250
850,000	Province of Quebec 5.500%, 04/11/06	865,776
1,075,000	Province of Quebec 7.500%, 09/15/29	1,201,785
1,468,514	Republic of Panama 4.750%, 07/17/14 (b)	1,301,193
1,225,000	Republic of Peru 4.500%, 03/07/17 (b)	940,188
1,925,000	Republic of Philippines 9.875%, 03/16/10	1,980,825
1,757,250	Republic of Poland 6.000%, 10/27/14 (b)	1,744,071
1,575,000	Russian Federation 8.250%, 03/31/10	1,379,149
1,575,000	Tyco International Group S.A. 6.250%, 06/15/03 (b)	1,638,378
475,000	United Mexican States 9.750%, 04/06/05	533,187
1,550,000	United Mexican States 9.875%, 02/01/10	1,736,000
275,000	United Mexican States 11.500%, 05/15/26	349,938
		22,750,182
	Total Bonds & Notes (Identified Cost $347,655,783)	351,019,088

See accompanying notes to financial statements.

Short Term Investments—13.7%

Face Amount		Value (Note 1A)
	Commercial Paper—13.7%	
$6,915,000	American Express Credit Corp. 1.840%, 01/03/02	$ 6,914,293
3,944,000	Caterpillar Financial Services N.V. 1.870%, 01/14/02	3,941,337
1,693,000	General Electric Capital Corp. 2.040%, 01/14/02	1,691,753
8,167,000	General Electric Capital Corp. 2.050%, 01/15/02	8,160,489
2,527,000	Goldman Sachs Group, L.P. 1.750%, 01/02/02	2,526,877
8,556,000	Goldman Sachs Group, L.P. 1.750%, 01/14/02	8,550,593
4,315,000	Household Finance Corp. 1.860%, 01/11/02	4,312,771
9,361,000	J.P. Morgan Chase & Co. 1.730%, 02/13/02	9,341,656
3,295,000	Verizon Network Fund 1.750%, 01/07/02	3,294,039
	Total Short Term Investments (Identified Cost $48,733,808)	48,733,808
	Total Investments—111.9% (Identified Cost $396,389,591) (a)	399,752,896
	Other assets less liabilities	(42,404,543)
	Total Net Assets—100%	$357,348,353

See accompanying notes to financial statements.

Forward Contracts Outstanding at December 31, 2001

Forward Currency Contract	Delivery Date	Local Currency Amount	Aggregate Face Value	Total Value	Unrealized Appreciation/ (Depreciation)
Canadian Dollar (sold)	1/09/02	2,940,000	$1,843,168	$1,846,266	$ (3,098)
Euro Currency (sold)	1/09/02	7,285,000	6,520,658	6,482,352	38,306
New Zealand Dollar (sold)	1/09/02	7,550,000	3,108,146	3,137,381	(29,235)
Net Unrealized Appreciation on Forward Currency Contracts					$ 5,973

Futures Contracts Outstanding at December 31, 2001

Futures Contract Long	Expiration Date	Number of Contracts	Contract Amount	Valuation as of 12/31/01	Unrealized Appreciation (Depreciation)
US Treasury Bonds Future	3/31/02	105	$ 10,820,566	$ 10,660,781	$(159,785)
US Treasury Notes 5 Year Future	3/31/02	87	9,164,669	9,207,047	42,378
US Treasury Notes 2 Year Future	3/31/02	61	12,725,208	12,748,047	22,839
Futures Contract Short					
US Treasury Notes 10 Year Future	3/31/02	(178)	(18,920,316)	(18,715,030)	205,286
Net Unrealized Appreciation on Future Contracts					$ 110,718

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $396,646,702 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 4,955,721
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(1,849,527)
Net unrealized appreciation	$ 3,106,194

(b) *Variable or floating rate security. Rate disclosed is as of December 31, 2001.*

Key to Abbreviations:

144A—*Securities exempt from registration under Rule 144A of the securities act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $18,936,325 or 5.3% of net assets.*

CAD—*Canadian Dollar*

EUR—*Euro Currency*

NZD—*New Zealand Dollar*

See accompanying notes to financial statements.

New England Zenith Fund
State Street Research Bond Income Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$399,752,896
Cash		650
Receivable for:		
Fund shares sold		1,060,603
Open forward currency contracts—net		5,973
Accrued interest		4,292,762
Futures variation margin		60,413
Total Assets		405,173,297
Liabilities		
Payable for:		
Fund shares redeemed	$ 970,617	
Securities purchased	46,652,842	
Accrued expenses:		
Management fees	120,330	
Service and distribution fees	1,362	
Deferred trustees fees	58,420	
Other expenses	21,373	
Total Liabilities		47,824,944
Net Assets		$357,348,353
Net assets consist of:		
Capital paid in		$350,213,337
Undistributed net investment income		10,958,857
Accumulated net realized gains (losses)		(7,303,900)
Unrealized appreciation (depreciation) on investments and foreign currency		3,480,059
Net Assets		$357,348,353
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($349,416,941 divided by 3,196,016 shares of beneficial interest)		$ 109.33
Class B		
Net asset value and redemption price per share ($7,931,412 divided by 72,967 shares of beneficial interest)		$ 108.70
Identified cost of investments		$396,389,591

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Interest		$20,891,054
Expenses		
Management fees	$ 1,289,312	
Service and distribution fees—Class B	3,023	
Trustees fees and expenses	26,238	
Custodian	119,469	
Audit and tax services	20,429	
Legal	14,487	
Printing	105,973	
Insurance	6,028	
Miscellaneous	5,425	
Total expenses		1,590,384
Net Investment Income		19,300,670
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	2,190,431	
Foreign currency transactions—net	(2,001,382)	
Futures transactions—net	59,440	248,489
Unrealized appreciation (depreciation) on:		
Investments—net	6,676,461	
Foreign currency transactions—net	(910)	
Futures transactions—net	110,720	6,786,271
Net gain (loss)		7,034,760
Net Increase (Decrease) in Net Assets From Operations		$26,335,430

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 19,300,670	$ 20,195,483
Net realized gain (loss)	248,489	(7,456,919)
Unrealized appreciation (depreciation)	6,786,271	8,725,145
Increase (decrease) in net assets from operations	26,335,430	21,463,709
From Distributions to Shareholders		
Net investment income		
Class A	(25,861,184)	0
Class B	0	0
Total distributions	(25,861,184)	0
Increase (decrease) in net assets from capital share transactions	73,734,008	(22,179,402)
Total increase (decrease) in net assets	74,208,254	(715,693)
Net Assets		
Beginning of the year	283,140,099	283,855,792
End of the year	$357,348,353	$283,140,099
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 10,958,857	$ 19,667,799

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class B. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	1,174,766	$127,965,239	690,689	$ 71,907,148
Reinvestments	249,939	25,861,184	0	0
Redemptions	(810,703)	(88,006,640)	(908,012)	(94,086,550)
Net increase (decrease)	614,002	$ 65,819,783	(217,323)	$(22,179,402)
Class B				
Sales	75,992	$ 8,241,183	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(3,025)	(326,958)	0	0
Net increase (decrease)	72,967	7,914,225	0	$ 0
Increase (decrease) derived from capital share transactions	686,969	$ 73,734,008	(217,323)	$(22,179,402)

See accompanying notes to financial statements.

New England Zenith Fund

State Street Research Bond Income Series

Financial Highlights

	Class A					Class B
	Year Ended December 31,					May 1, 2001(a) through December 31, 2001
	2001	2000	1999	1998	1997	2001
Net Asset Value, Beginning of Period	$ 109.66	$ 101.40	$ 109.89	$ 108.52	$ 105.63	$103.37
Income From Investment Operations						
Net investment income	5.92	7.82	7.67	6.76	7.43	0.84
Net realized and unrealized gain (loss) on investments	3.20	0.44	(8.18)	3.00	4.05	4.49
Total from investment operations	9.12	8.26	(0.51)	9.76	11.48	5.33
Less Distributions						
Distributions from net investment income	(9.45)	0.00	(7.72)	(6.64)	(7.51)	0.00
Distributions from net realized capital gains	0.00	0.00	(0.16)	(1.75)	(1.08)	0.00
Distributions in excess of net realized capital gains	0.00	0.00	(0.10)	0.00	0.00	0.00
Total distributions	(9.45)	0.00	(7.98)	(8.39)	(8.59)	0.00
Net Asset Value, End of Period	$ 109.33	$ 109.66	$ 101.40	$ 109.89	$ 108.52	$108.70
Total Return (%)	8.8	8.1	(0.5)	9.0	10.9	5.2 (b)
Ratio of operating expenses to average net assets (%)	0.49	0.47	0.48	0.48	0.52	0.74 (c)
Ratio of net investment income to average net assets (%)	5.99	7.37	7.12	6.66	6.97	5.07 (c)
Portfolio turnover rate (%)	271	81	77	82	40	271
Net assets, end of period (000)	$349,417	$283,140	$283,856	$267,791	$202,888	$ 7,931

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE

To achieve long-term total return from a combination of capital appreciation and current income.

INCEPTION DATE 10/31/94

ASSET CLASS
Stocks & Bonds

NET ASSETS
$145 Million

PORTFOLIO MANAGERS
Maya Bittar
CFA
Thomas Pappas
CFA
Wellington Management Company, LLP

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Balanced Series Class A shares returned –4.5%, under performing its benchmark, a blend of the Standard & Poor's 500 Index®[10] (60%) and the Lehman Brothers Aggregate Bond Index[1] (40%), which returned –3.7% for the same time period. The average return of the Portfolio's peer group, the Lipper Variable Products Balanced Funds category[5] was –2.9% for the year. The Series' performance can be attributed to weak stock selection early in the year and a modest allocation to high yield bonds.

PORTFOLIO ACTIVITY

2001 was not a good year for equity investors. The economy slipped into recession earlier in the year, the terrorist attacks on September 11th shook consumer confidence, causing numerous businesses to retrench through the fourth quarter. The Balanced Series began the year defensively postured, became more aggressive in the second quarter in response to continuing Federal Reserve interest rate cuts, then backed away from hopes of a swift economic recovery in the third quarter, and finally turned more aggressive again as the fourth quarter progressed. Equity holdings that contributed notably to performance as a result of this strategy included *Microsoft Corp., Accenture Ltd., and Wal-Mart Stores.* Some stocks that detracted from performance were *Cisco Systems, Merck & Co., and Safeway.* In terms of sectors, the portfolio is now positioned to benefit from an economic recovery we predict will begin in the Spring. We have reduced health care and consumer staples weights and increased consumer discretionary and technology allocations, while remaining broadly diversified across all sectors of the market. The Balanced Series' allocation to bonds underperformed the Lehman Aggregate Bond Index primarily due to the series modest allocation to lower-rated securities. At the end of the period, the Series asset mix consisted of 63% stocks and 35% bonds.

PORTFOLIO OUTLOOK[11]

We are encouraged by the outlook for 2002, and foresee that the combined stimulative effects of interest rate cuts, lower taxes, rising fiscal spending, and lower energy prices will ignite a moderate recovery. Although the economic recovery may not become visible for another quarter or more, we believe the cyclical bottom is near and that the current recession will be mild and short-lived by historical standards. In this environment, the equity strategy will be to tilt the portfolio toward cyclical areas that are still within reasonable valuation parameters, while focusing on specific stocks that we believe are well-positioned to sustain earnings growth through and beyond the anticipated economic upturn. In fixed income, we anticipate that steady-to-lower inflation will cause the Federal Reserve to raise interest rates slowly and cautiously by the end of 2002. In this environment, the Series is underweighted in treasuries and will likely remain overweighted in mortgage securities while we seek compelling opportunities for the Series in the corporate sector. As usual, we will continue to seek attractively priced bonds that will add incremental value to the portfolio while helping to provide a buffer against expected future equity market volatility.

A $10,000 INVESTMENT COMPARED TO 60% S&P 500 INDEX/ 40% LEHMAN BROTHERS AGGREGATE BOND INDEX


$38,000
32,000
26,000
20,000
14,000
8,000
Balanced Series
Lehman Brothers Aggregate Bond Index
S&P 500 Index
10/94
12/95
12/97
12/99
12/01

Average Annual Returns

	Balanced	Lehman Aggregate Bond	S&P 500	Lipper Variable Balanced Funds Average
1 Year	–4.5%	8.4%	–11.9%	–2.9%
3 Years	–3.8	6.3	–1.0	2.6
5 Years	2.4	7.4	10.7	8.2
Since Inception	7.2	8.3	15.2	–

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was –2.3%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Federal National Mortgage Association	6.8%
Government National Mortgage Association	5.6%
Microsoft Corp.	2.6%
General Electric Co.	2.4%
United States Treasury Bonds	2.1%
Citigroup, Inc.	2.1%
ExxonMobil Corp.	1.9%
Wal-Mart Stores	1.9%
International Business Machines Corp.	1.8%
Pfizer Inc.	1.6%

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
Balanced Series
Investments as of December 31, 2001

Common Stocks—63.2% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—1.6%	
16,000	Lockheed Martin Corp.	$ 746,720
18,000	The Boeing Co.	698,040
12,900	United Technologies Corp.	833,727
		2,278,487
	Aluminum—0.6%	
24,400	Alcoa, Inc.	867,420
	Apparel & Textiles—0.7%	
18,300	NIKE, Inc. (Class B)	1,029,192
	Banks—4.5%	
30,400	Bank One Corp.	1,187,120
59,233	Citigroup, Inc.	2,990,082
32,200	FleetBoston Financial Corp.	1,175,300
55,900	US Bancorp	1,169,987
		6,522,489
	Business Services—1.1%	
27,900	Automatic Data Processing, Inc.	1,643,310
	Chemicals—0.6%	
24,600	Dow Chemical Co.	830,988
	Communication Services—4.1%	
67,300	AOL Time Warner, Inc.	2,160,330
88,200	Liberty Media Corp.	1,234,800
25,396	SBC Communications, Inc.	994,761
35,200	Viacom, Inc. (Class B) (b)	1,554,080
		5,943,971
	Communications—1.5%	
94,400	Cisco Systems, Inc. (b)	1,709,584
38,400	EMC Corp. (b)	516,096
		2,225,680
	Computers & Business Equipment—3.3%	
85,500	Compaq Computer Corp.	834,480
21,200	International Business Machines Corp.	2,564,352
16,600	Micron Technology, Inc.	514,600
29,700	Texas Instruments, Inc.	831,600
		4,745,032
	Conglomerates—3.7%	
86,800	General Electric Co.	3,478,944
32,000	Tyco International, Ltd.	1,884,800
		5,363,744

Shares		Value (Note 1A)
	Cosmetics & Toiletries—0.9%	
11,100	Gillette Co.	$ 370,740
28,100	The Estée Lauder Companies, Inc.	900,886
		1,271,626
	Domestic Oil—4.0%	
10,500	Anadarko Petroleum Corp.	596,925
13,600	ChevronTexaco Corp.	1,218,696
71,000	ExxonMobil Corp.	2,790,300
22,000	Schlumberger, Ltd.	1,208,900
		5,814,821
	Drugs & Health Care—6.7%	
16,000	Amgen, Inc. (b)	903,040
11,300	Eli Lilly & Co.	887,502
20,200	HCA Healthcare Co.	778,508
26,600	McKesson Corp.	994,840
25,800	Merck & Co., Inc.	1,517,040
57,300	Pfizer, Inc.	2,283,405
26,900	Pharmacia Corp.	1,147,285
33,400	Schering-Plough Corp.	1,196,054
		9,707,674
	Electric Utilities—0.6%	
16,600	Exelon Corp.	794,808
	Electronics—2.1%	
71,200	Intel Corp.	2,239,240
71,000	Solectron Corp.	800,880
		3,040,120
	Finance & Banking—1.3%	
36,500	State Street Corp.	1,907,125
	Financial Services—2.8%	
26,700	American Express Co.	952,923
6,100	Goldman Sachs Group, Inc.	565,775
20,500	Hartford Financial Services Group, Inc.	1,288,015
32,500	J.P. Morgan Chase & Co.	1,181,375
		3,988,088
	Food & Beverages—1.3%	
21,600	Coca Cola Co.	1,018,440
19,100	PepsiCo, Inc.	929,979
		1,948,419
	Gas & Pipeline Utilities—0.8%	
25,400	El Paso Corp.	1,133,094

See accompanying notes to financial statements.

New England Zenith Fund
Balanced Series
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Health Care—Products—1.3%	
15,800	American Home Products Corp.	$ 969,488
16,200	Johnson & Johnson	957,420
		1,926,908
	Insurance—2.8%	
27,700	American International Group, Inc.	2,199,380
17,600	Marsh & McLennan Cos., Inc.	1,891,120
		4,090,500
	Investment Brokerage—1.0%	
26,900	Merrill Lynch & Co., Inc.	1,402,028
	Medical Laboratories—0.7%	
17,800	Abbott Laboratories	992,350
	Paper & Forest—1.3%	
22,600	International Paper Co.	911,910
15,100	Kimberly-Clark Corp.	902,980
		1,814,890
	Publishing—0.7%	
15,700	Gannett, Inc.	1,055,511
	Retail—5.9%	
31,900	CVS Corp.	944,240
22,500	Costco Wholesale Corp. (b)	998,550
41,300	Home Depot, Inc.	2,106,713
39,500	Safeway, Inc. (b)	1,649,125
48,300	Wal-Mart Stores, Inc.	2,779,665
		8,478,293
	Software—5.2%	
63,000	Accenture, Ltd.	1,695,960
13,700	Adobe Systems, Inc.	425,385
12,200	Intuit, Inc. (b)	521,916
56,900	Microsoft Corp. (b)	3,769,625
82,600	Oracle Corp. (b)	1,140,706
		7,553,592
	Telephone—1.2%	
35,300	Qwest Communications International, Inc.	498,789
88,650	Worldcom, Inc.	1,248,192
		1,746,981
	Trucking & Freight Forwarding—0.9%	
24,400	FedEx Corp.	1,265,872
	Total Common Stocks (Identified Cost $99,510,635)	91,383,013

Bonds & Notes—34.7%

Face Amount		Value (Note 1A)
	Aerospace & Defense—0.2%	
$ 214,627	US Airways Pass Through Trust 7.076%, 09/20/22	$ 215,097
	Air Travel—0.1%	
25,000	American Airlines 10.180%, 01/02/13	23,536
75,000	Atlas Air, Inc. 10.750%, 08/01/05	66,750
35,000	Delta Air Lines, Inc. 7.900%, 12/15/09	31,067
		121,353
	Aluminum—0.0%	
20,000	Century Aluminum Co. 11.750%, 04/15/08	20,700
	Apparel & Textiles—0.0%	
20,000	Levi Strauss & Co. 11.625%, 01/15/08	17,700
50,000	Westpoint Stevens, Inc. 7.875%, 06/15/05	16,125
20,000	Westpoint Stevens, Inc. 7.875%, 06/15/08	5,900
		39,725
	Auto Parts—0.1%	
65,000	Accuride Corp. 9.250%, 02/01/08	34,450
20,000	CSK Auto, Inc. 12.000%, 06/15/06	20,150
55,000	Dana Corp. (144A) 9.000%, 08/15/11	51,138
30,000	Hayes Lemmerz International, Inc. 11.875%, 06/15/06	14,250
35,000	Hayes Lemmerz International, Inc. 11.000%, 07/15/06 (e)	1,575
20,000	Hayes Wheels International, Inc. 9.125%, 07/15/07 (e)	900
		122,463
	Automobiles—0.1%	
25,000	LDM Technologies, Inc. 10.750%, 01/15/07	12,625
75,000	Lear Corp. 8.110%, 05/15/09	75,874
		88,499
	Banks—0.6%	
225,000	Bankers Trust New York Corp. 7.625%, 08/15/05	244,395
200,000	People's Bank 9.875%, 11/15/10	220,284
400,000	United States Bancorp 7.500%, 06/01/26	436,888
		901,567

See accompanying notes to financial statements.

Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Broadcasting—0.5%	
$ 30,000	CSC Holdings, Inc. (Series B) 8.125%, 08/15/09	$ 30,914
85,000	Lin Holdings Corp. 10.000%, 03/01/08 (d)	53,550
400,000	News America Holdings, Inc. 9.250%, 02/01/13	459,624
40,000	STC Broadcasting, Inc. 11.000%, 03/15/07	33,200
100,000	Viacom, Inc. 7.875%, 07/30/30	110,438
30,000	Young Broadcasting, Inc. 10.000%, 03/01/11	27,900
		715,626
	Building & Construction—0.5%	
150,000	Centex Corp. 7.875%, 02/01/11	152,813
200,000	Masco Corp. 5.750%, 10/15/08	188,858
150,000	Pulte, Inc. 7.625%, 10/15/17	134,793
200,000	Regency Centers, L.P. 7.950%, 01/15/11	206,866
30,000	Standard Pacific Corp. 8.000%, 02/15/08	28,275
		711,605
	Business Services—0.1%	
50,000	IT Group, Inc. (Series B) 11.250%, 04/01/09	9,000
50,000	Iron Mountain, Inc. 8.250%, 07/01/11	51,000
35,000	Parker Drilling Co. 9.750%, 11/15/06	34,825
20,000	Resolution Performance Products 13.500%, 11/15/10	21,800
		116,625
	Chemicals—0.3%	
5,000	Airgas, Inc. 9.125%, 10/01/11	5,300
50,000	Borden Chemicals & Plastics, L.P. 9.500%, 05/01/05 (e)	7,000
50,000	Georgia Gulf Corp. 10.375%, 11/01/07	52,500
165,000	ICI Wilmington, Inc. 6.950%, 09/15/04	171,161
50,000	Lyondell Chemical Co. 9.625%, 05/01/07	50,250
25,000	Lyondell Chemical Co. 10.875%, 05/01/09	23,125
50,000	Olin Corp. 9.125%, 12/15/11	49,781
20,000	Texas Petrochemicals Corp. 11.125%, 07/01/06	16,600
		375,717
	Collateralized Mortgage Obligations—0.8%	
515,000	First Union Lehman Brothers Commercial Mortgage Trust 7.380%, 04/18/29	552,965
630,000	First Union Lehman Brothers Commercial Mortgage Trust II 6.600%, 11/18/29	659,727
		1,212,692
	Communication Services—0.2%	
$ 15,000	EchoStar DBS Corp. (144A) 9.125%, 01/15/09	$ 15,037
25,000	FrontierVision Holdings, L.P. 11.875%, 09/15/07 (d)	26,219
80,000	Liberty Media Corp. 7.750%, 07/15/09	80,482
85,000	Lucent Technologies, Inc. 7.250%, 07/15/06	73,100
15,000	Mediacom Broadband, L.L.C. 11.000%, 07/15/13	16,462
		211,300
	Communications—0.4%	
100,000	Adelphia Communications Corp. 7.750%, 01/15/09	90,375
50,000	Charter Communication Holdings, L.L.C. 8.250%, 04/01/07	47,750
15,000	Charter Communication Holdings, L.L.C. 11.125%, 01/15/11	15,900
45,000	Charter Communication Holdings, L.L.C. 13.500%, 01/15/11 (d)	29,700
30,000	Charter Communication Holdings, L.L.C. 10.000%, 05/15/11	30,525
25,000	Charter Communication Holdings, L.L.C. 8.625%, 04/01/09	24,062
45,000	Classic Cable, Inc. 10.500%, 03/01/10 (e)	11,250
20,000	Exodus Communications, Inc. 11.250%, 07/01/08 (e)	3,600
70,000	Exodus Communications, Inc. 10.750%, 12/15/09 (e)	12,950
100,000	Exodus Communications, Inc. 11.625%,07/15/10 (e)	18,000
50,000	Gray Communications Systems, Inc. 10.625%, 10/01/06	51,500
50,000	Marconi, Plc. 7.750%, 09/15/10	25,500
125,000	Nextel Communications, Inc. 9.750%, 10/31/07 (d)	88,594
25,000	Nextel Communications, Inc. 10.750%, 06/01/09	3,125
35,000	Nextel Communications, Inc. 9.375%, 11/15/09	27,650
39,000	RCN Corp. (Series B) 11.125%, 10/15/07 (d)	11,700
30,000	Time Warner Telecom, L.L.C. 9.750%, 07/15/08	23,850
50,000	Williams Communications Group 11.700%, 08/01/08	21,375
25,000	Williams Communications Group 10.875%, 10/01/09	10,250
70,000	Winstar Communication, Inc. 12.500%, 04/15/08 (e)	88

See accompanying notes to financial statements.

New England Zenith Fund
Balanced Series
Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Communications—(Continued)	
$ 45,000	Winstar Communications, Inc. 12.750%, 04/15/10 (e)	$ 56
		547,800
	Computers & Business Equipment—0.0%	
25,000	Xerox Capital Europe, Plc. 5.875%, 05/15/04	22,299
	Conglomerates—0.0%	
35,000	IMC Global, Inc. 7.625%, 11/01/05	32,697
5,000	IMC Gobal, Inc. (144A) 11.250%, 06/01/11	5,325
		38,022
	Containers & Glass—0.1%	
90,000	Owens-Illinois, Inc. 7.850%, 05/15/04	86,625
50,000	Packaging Corp. 9.625%, 04/01/09	54,750
25,000	Silgan Holdings, Inc. 9.000%, 06/01/09	25,500
25,000	Stone Container Corp. 9.250%, 02/01/08	26,375
		193,250
	Cosmetics & Toiletries—0.0%	
50,000	Revlon Consumer Products Corp. (144A) 12.000%, 12/01/05	49,125
	Domestic Oil—0.4%	
15,000	Clark Refining & Marketing, Inc. 8.375%, 11/15/07	12,900
50,000	Clark Refining & Marketing, Inc. 8.625%, 08/15/08	43,000
5,000	Forest Oil Corp. 8.000%, 06/15/08	5,025
50,000	Pioneer Natural Resources Co. 9.625%, 04/01/10	55,375
25,000	Tesoro Petroleum Corp. (144A) 9.625%, 11/01/08	25,938
330,000	Tosco Corp. 7.625%, 05/15/06	360,650
		502,888
	Drugs & Health Care—0.7%	
115,000	Alaris Medical Systems, Inc. 9.750%, 12/01/06	109,250
300,000	Allegiance Corp. 7.000%, 10/15/26	316,050
5,000	AmerisourceBergen Corp. (144A) 8.125%, 09/01/08	5,125
40,000	Beckman Industrials 7.450%, 03/04/08	42,014
35,000	Beverly Enterprises, Inc. 9.625%, 04/15/09	36,750

Face Amount		Value (Note 1A)
	Drugs & Health Care—(Continued)	
$ 55,000	CONMED Corp. 9.000%, 03/15/08	$ 56,100
30,000	Columbia/HCA Healthcare Corp. 7.250%, 05/20/08	30,750
45,000	DJ Orthopedics, L.L.C. 12.625%, 06/15/09	50,400
155,000	Health Net, Inc. 8.375%, 04/15/11	159,804
20,000	Physician Sales & Service, Inc. 8.500%, 10/01/07	20,000
30,000	Radiologix, Inc. (144A) 10.500%, 12/15/08	29,850
30,000	Tenet Healthcare Corp. 8.125%, 12/01/08	32,157
10,000	Triad Hospitals, Inc. 8.750%, 05/01/09	10,425
25,000	Triad Hospitals, Inc. 11.000%, 05/15/09	27,375
40,000	Universal Hospital Services, Inc. 10.250%, 03/01/08	39,000
40,000	Warner Chilcott, Inc. 12.625%, 02/15/08	43,600
		1,008,650
	Electric Utilities—2.2%	
100,000	AES Corp. 8.875%, 02/15/11	88,500
25,000	CMS Energy Corp. 6.750%, 01/15/04	24,572
50,000	CMS Energy Corp. 7.625%, 11/15/04	49,590
25,000	CMS Energy Corp. 9.875%, 10/15/07	26,519
700,000	Calenergy, Inc. 7.630%, 10/15/07	725,795
105,000	Calpine Corp. 8.625%, 08/15/10	93,975
500,000	Duke Capital Corp. 7.500%, 10/01/09	530,694
200,000	Duke Energy Co. 5.375%, 01/01/09	187,612
150,000	Mirant Americas Generation, Inc. (144A) 8.500%, 10/01/21	125,346
300,000	NSTAR 8.000%, 02/15/10	322,308
365,000	PSEG Power, L.L.C. 8.625%, 04/15/31	405,324
100,000	Progress Energy, Inc. 7.100%, 03/01/11	103,930
500,000	Utilicorp United, Inc. 7.950%, 02/01/11	491,600
		3,175,765
	Electrical Equipment—0.0%	
50,000	Wesco Distribution, Inc. 9.125%, 06/01/08	46,500
	Electronics—0.0%	
65,000	Viasystems Group, Inc. 9.750%, 06/01/07	19,500
	Federal Agencies—14.0%	
965,363	Federal Home Loan Mortgage 6.000%, 12/01/27	948,769
591,554	Federal Home Loan Mortgage 7.500%, 12/01/29	610,963
620,000	Federal National Mortgage Association 7.000%, TBA	641,316
523,410	Federal National Mortgage Association 6.950%, 10/01/06	558,866

See accompanying notes to financial statements.

Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 434,190	Federal National Mortgage Association 6.590%, 12/01/07	$ 456,267
982,922	Federal National Mortgage Association 6.500%, 05/01/08	1,029,024
523,305	Federal National Mortgage Association 6.419%, 06/01/08	545,811
1,456,550	Federal National Mortgage Association 5.500%, 01/01/14	1,455,006
1,959,999	Federal National Mortgage Association 7.000%, 12/01/15	2,027,365
800,464	Federal National Mortgage Association 6.000%, 03/01/28	786,208
1,644,429	Federal National Mortgage Association 6.000%, 04/01/28	1,615,142
28,584	Federal National Mortgage Association 7.500%, 01/01/30	29,503
718,721	Federal National Mortgage Association 7.500%, 06/01/30	742,468
620,000	Federal National Mortgage Association (REMIC) 6.000%, 02/25/24	611,186
1,733,483	Government National Mortgage Association 7.500%, 12/15/23	1,806,064
14,402	Government National Mortgage Association 7.500%, 05/15/24	14,987
625,204	Government National Mortgage Association 7.500%, 06/15/24	650,600
12,209	Government National Mortgage Association 7.500%, 08/15/24	12,704
314,451	Government National Mortgage Association 7.500%, 02/15/27	326,045
367,974	Government National Mortgage Association 7.500%, 08/15/27	381,541
1,215,060	Government National Mortgage Association 7.500%, 10/15/27	1,259,859
481,713	Government National Mortgage Association 7.500%, 11/15/27	500,942
103,734	Government National Mortgage Association 7.500%, 04/15/28	107,737
819,541	Government National Mortgage Association 7.500%, 11/15/28	851,167
917,850	Government National Mortgage Association 6.000%, 12/15/28	901,454
69,758	Government National Mortgage Association 8.500%, 05/15/29	73,965
226,579	Government National Mortgage Association 8.500%, 10/15/29	240,244
102,185	Government National Mortgage Association 8.500%, 03/15/30	108,348
492,182	Government National Mortgage Association 8.000%, 08/15/30	515,200

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 261,009	Government National Mortgage Association 8.000%, 12/15/30	$ 273,242
98,000	US Department Housing & Urban Development 7.498%, 08/01/11	109,099
		20,191,092
	Finance & Banking—3.5%	
200,000	Abitibi Consolidated, Inc. 7.875%, 08/01/09	200,364
300,000	American Financial Group, Inc. 7.125%, 04/15/09	273,480
350,000	Asset Securitization Corp. 7.400%, 04/14/29	371,629
300,000	Banc One Corp. 8.000%, 04/29/27	335,694
5,000	Conseco, Inc. 9.000%, 10/15/06	2,200
250,000	Credit Suisse First Boston 6.550%, 11/17/07	259,089
55,000	Crown Castle International Corp. 10.625%, 11/15/07 (d)	46,200
260,000	Dean Witter Discover & Co. 6.750%, 01/01/16	261,006
25,000	Del Webb Corp. 10.250%, 02/15/10	27,062
175,000	EOP Operating, L.P. 6.763%, 06/15/07	178,325
500,000	Ford Motor Credit Co. 7.375%, 10/28/09	493,640
55,000	GS Escrow Corp 7.125%, 08/01/05	55,171
200,000	International Lease Finance, Corp. 5.750%, 10/15/06	199,473
400,000	John Hancock Global Funding (144A) 7.900%, 07/02/10	441,864
50,000	Norwest Corp. 7.650%, 03/15/05	54,370
300,000	Popular North America, Inc. 6.625%, 01/15/04	308,532
800,000	Provident Cos., Inc. 6.375%, 07/15/05	808,560
325,000	Reliastar Financial Corp. 7.125%, 03/01/03	339,206
100,000	Secured Finance, Inc. 9.050%, 12/15/04	111,459
300,000	United States West Capital Funding, Inc. 6.250%, 07/15/05	294,774
		5,062,098
	Financial Services—1.3%	
45,000	Conseco, Inc. 10.750%, 06/15/08	19,980
250,000	ERAC USA Finance Co. (144A) 7.950%, 12/15/09	251,009
500,000	Morgan Stanley Capital I, Inc. 7.110%, 04/15/33 (d)	530,103
500,000	Nomura Asset Securities Corp. 6.590%, 03/15/30	520,855
480,000	Salomon, Inc. 7.000%, 03/15/04	510,475
		1,832,422

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Food & Beverages—0.1%	
$ 15,000	Aurora Foods, Inc. 9.875%, 02/15/07	$ 14,400
95,000	Conagra, Inc. 7.875%, 09/15/10	103,900
30,000	New World Pasta Co. 9.250%, 02/15/09	27,300
		145,600
	Gas Exploration—0.0%	
15,000	Plains Resources, Inc. 10.250%, 03/15/06	15,225
	Health Care—Products—0.0%	
25,000	Royster-Clark, Inc. 10.250%, 04/01/09	16,000
	Homebuilders—0.0%	
20,000	Standard Pacific Corp. 9.500%, 09/15/10	20,100
	Hotels & Restaurants—0.0%	
25,000	John Q. Hammon Hotels 8.875%, 02/15/04	23,750
	Household Appliances & Home Furnishings—0.1%	
15,000	American Standard, Inc. 7.375%, 02/01/08	15,000
50,000	Beazer Homes USA, Inc. 8.875%, 04/01/08	51,750
75,000	Sealy Mattress Co. 10.875%, 12/15/07 (d)	64,875
		131,625
	Industrial Machinery—0.0%	
100,000	Anthony Crane Rental, L.P. 10.375%, 08/01/08	17,000
25,000	Hexcel Corp. 9.750%, 01/15/09	14,000
50,000	Numatics, Inc. 9.625%, 04/01/08	17,500
		48,500
	Insurance—0.8%	
300,000	Everest Reinsurance Holdings, Inc. 8.750%, 03/15/10	333,441
300,000	Jackson National Life Insurance Co. (144A) 8.150%, 03/15/27	322,815
400,000	Liberty Mutual Insurance Co. (144A) 7.697%, 10/15/97	307,744
150,000	Torchmark, Inc. 6.250%, 12/15/06	149,760
		1,113,760
	Leisure—0.1%	
55,000	MGM Mirage 8.375%, 02/01/11	54,312
50,000	Mandalay Resort Group (144A) 9.375%, 02/15/10	49,813
	Leisure—(Continued)	
$ 65,000	Station Casinos, Inc. (144A) 8.875%, 12/01/08	$ 63,050
25,000	True Temper Sports, Inc. 10.875%, 12/01/08	25,250
		192,425
	Medical Laboratories—0.0%	
25,000	Bio-Rad Laboratories, Inc. 11.625%, 02/15/07	27,688
	Office Furnishings & Supplies—0.1%	
200,000	Boise Cascade Office Products Co. 7.050%, 05/15/05	201,734
	Paper & Forest—0.0%	
30,000	Caraustar Industries, Inc. 9.875%, 04/01/11	31,350
10,000	Tembec Industries, Inc. 8.500%, 02/01/11	10,350
		41,700
	Petroleum Services—0.0%	
60,000	Energy Corp. of America 9.500%, 05/15/07	40,500
	Plastics—0.1%	
100,000	Sealed Air Corp. 8.750%, 07/01/08	103,265
	Pollution Control—0.0%	
25,000	Allied Waste North America, Inc. 7.625%, 01/01/06	24,688
25,000	Allied Waste North America, Inc. 8.875%, 04/01/08	25,750
15,000	Allied Waste North America, Inc. 10.000%, 08/01/09	15,375
		65,813
	Publishing—0.3%	
300,000	Scholastic Corp. 7.000%, 12/15/03	313,626
50,000	World Color Press, Inc. 8.375%, 11/15/08	50,254
		363,880
	Real Estate Investment Trust—0.4%	
200,000	Healthcare Realty Trust 8.125%, 05/01/11	206,918
300,000	Liberty Property, L.P. 7.250%, 03/15/11	298,149
		505,067
	Retail—0.4%	
50,000	Duane Reade, Inc. 9.250%, 02/15/08	50,500

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Retail—(Continued)	
$ 200,000	Federated Department Stores, Inc. 7.450%, 07/15/17	$ 199,174
15,000	J.C. Penney Co., Inc. 7.600%, 04/01/07	14,697
20,000	J.C. Penney Co., Inc. 7.375%, 08/15/08	19,500
185,000	Lowe's Cos., Inc. 7.500%, 12/15/05	199,571
50,000	Rite Aid Corp. 7.125%, 01/15/07	40,250
30,000	Rite Aid Corp. 11.250%, 07/01/08	29,400
		553,092
	Semiconductors—0.1%	
50,000	Fairchild Semiconductor Corp. 10.125%, 03/15/07	51,375
30,000	Fairchild Semiconductor Corp. 10.500%, 02/01/09	31,875
45,000	SCG Holdings Corp. 12.000%, 08/01/09	15,750
		99,000
	Steel—0.1%	
20,000	Alaska Steel Corp. 7.875%, 02/15/09	19,700
75,000	Bayou Steel Corp. 9.500%, 05/15/08	39,750
95,000	National Steel Corp. 9.875%, 03/01/09	34,200
50,000	United States Steel, L.L.C 10.750%, 08/01/08	47,750
25,000	Weirton Steel Corp. 11.375%, 07/01/04	2,531
		143,931
	Technology—0.1%	
25,000	Amkor Technology, Inc. 9.250%, 05/01/06	23,875
50,000	Amkor Technology, Inc. 10.500%, 05/01/09	44,500
25,000	Insight Communications, Inc. 12.250%, 02/15/11 (d)	14,750
65,000	Seagate Technology (144A) 12.500%, 11/15/07	72,800
		155,925
	Telephone—0.7%	
60,000	AT&T Corp. (144A) 8.000%, 11/15/31	62,767
100,000	AT&T Wireless Services, Inc. 8.750%, 03/01/31	113,339
25,000	Alaska Communications Holdings, Inc. 9.375%, 05/15/09	24,750
100,000	British Telecommunications, Plc. 8.125%, 12/15/10 (d)	110,690
30,000	Cingular Wireless L.L.C. (144A) 7.125%, 12/15/31	30,540
90,000	EchoStar Communications Corp. 9.375%, 02/01/09	92,250
	Telephone—(Continued)	
$ 25,000	GCI, Inc. 9.750%, 08/01/07	$ 24,375
70,000	Global Crossing Holdings, Ltd. 9.125%, 11/15/06	7,000
70,000	Hyperion Telecommunications, Inc. (Series B) 12.250%, 09/01/04	8,400
10,000	ITC Deltacom, Inc. 11.000%, 06/01/07	4,200
30,000	ITC Deltacom, Inc. 9.750%, 11/15/08	11,100
65,000	Insight Midwest, L.P. 9.750%, 10/01/09	68,575
30,000	Insight Midwest, L.P. 10.500%, 11/01/10	32,550
50,000	KMC Telecom Holdings, Inc. 12.500%, 02/15/08 (d)	2,000
50,000	L 3 Communications Corp. 8.500%, 05/15/08	52,063
35,000	McLeodUSA, Inc. 8.375%, 03/15/08	7,438
30,000	McLeodUSA, Inc. 9.500%, 11/01/08	6,300
15,000	McLeodUSA, Inc. 11.375%, 01/01/09	3,375
75,000	McLeodUSA, Inc. 8.125%, 02/15/09	15,937
50,000	NTL Communications Corp. 12.375%, 10/01/08 (d)	12,375
60,000	NTL, Inc. 10.000%, 02/15/07	20,400
100,000	Nextlink Communications, Inc. 0/12.125%, 12/01/09 (c) (e)	7,875
45,000	Singapore Telecommunications, Ltd. (144A) 7.375%, 12/01/31	45,835
40,000	Telecommunications Techniques Co. 9.750%, 05/15/08	12,000
75,000	Time Warner Telecom, Inc. 10.125%, 02/01/11	60,187
200,000	Worldcom, Inc. 7.500%, 05/15/11	205,735
		1,042,056
	Toys & Amusements—0.0%	
10,000	Hasbro, Inc. 8.500%, 03/15/06	10,125
	Transportation—0.3%	
460,000	Norfolk Southern Corp. 7.050%, 05/01/37	488,663
	U.S. Treasury—3.1%	
490,000	United States Treasury Bonds 8.875%, 02/15/19	657,364
369,000	United States Treasury Bonds 8.750%, 08/15/20	495,181
250,000	United States Treasury Bonds 8.125%, 05/15/21	318,760
650,000	United States Treasury Bonds 8.125%, 08/15/21	829,765
650,000	United States Treasury Bonds 6.500%, 11/15/26	713,121
1,379,938	United States Treasury Notes 3.625%, 01/15/08 (TII) (d)	1,394,593
		4,408,784

See accompanying notes to financial statements.

New England Zenith Fund
Balanced Series
Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Utilities—0.3%	
$ 300,000	Northern Border Partners, L.P. 7.100%, 03/15/11	$ 280,289
150,000	Peco Energy Transition Trust 6.520%, 12/31/10	155,949
		436,238
	Yankee—1.5%	
70,000	Air Canada, Inc. 10.250%, 03/15/11	45,062
35,000	Canadian Forest Oil, Ltd. 8.750%, 09/15/07	35,788
50,000	Consumers International, Inc. 10.250%, 04/01/05 (e)	19,000
60,000	Flag Telecom Holdings, Ltd. 11.625%, 03/30/10	25,800
25,000	Flag, Ltd. 8.250%, 01/30/08	17,000
100,000	France Telecom S.A. (144A) 7.750%, 03/01/11 (d)	107,111
140,000	GT Group Telecom, Inc. 13.250%, 02/01/10 (d)	18,200
50,000	Globo Comunicacoes E Participacoes S.A. 10.500%, 12/20/06	37,484
198,000	National Republic of Bulgaria 6.313%, 07/28/11 (d)	172,260
5,000	Norske Skog Canada, Ltd. (144A) 8.625%, 06/15/11	5,175
25,000	Pacifica Papers, Inc. 10.000%, 03/15/09	26,875
35,000	Paperboard Industries International, Inc. 8.375%, 09/15/07	33,600
250,000	Petroleos Mexicanos 9.500%, 09/15/27	274,250
260,000	Phillips Electronics N.V. 7.250%, 08/15/13	257,943
110,000	Quebecor Media, Inc. 13.750%, 07/15/11 (d)	66,687
96,936	Republic of Colombia 9.750%, 04/09/11	101,540
96,296	Republic of Panama 4.750%, 07/17/14 (d)	85,324
25,000	Rogers Cantel, Inc. 9.375%, 06/01/08	25,750
50,000	Rogers Communications, Inc. 8.875%, 07/15/07	50,875
45,000	Rogers Wireless, Inc. 9.625%, 05/01/11	46,350
200,000	Russian Federation 5.000%, 03/31/30 (d)	114,300
75,000	Telewest Communication 11.250%, 11/01/08	54,750
575,000	TransCanada Pipelines, Ltd. 7.150%, 06/15/06	597,095
25,000	United Pan Europe Communications N.V. 10.875%, 11/01/07	3,500

Face Amount		Value (Note 1A)
	Yankee—(Continued)	
$ 50,000	United Pan Europe Communications N.V. 10.875%, 08/01/09	$ 6,500
		2,228,219
	Total Bonds & Notes (Identified Cost $49,602,665)	50,165,045

Warrants—0.0%

	Telephone—0.0%	
75	GT Group Telecom, Inc. (144A)	375
	Total Warrants (Identified Cost $3,674)	375

Short Term Investments—2.1%

Face Amount		
	Repurchase Agreement—2.1%	
$3,084,000	Warburg Dillon Reed Repurchase Agreement dated 12/31/01 at 1.690% to be repurchased at $3,084,290 on 01/02/02, collaterized by $2,276,000 U.S. Treasury Bonds 9.250% due 02/15/16 with a value of $3,157,945	3,084,000
	Total Short Term Investments (Identified Cost $3,084,000)	3,084,000
	Total Investments—100.0% (Identified Cost $152,200,974) (a)	144,632,433
	Other assets less liabilities	9,567
	Total Net Assets—100%	$144,642,000

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $152,530,020 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 7,648,577
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(15,546,164)
Net unrealized depreciation	$ (7,897,587)

(b) *Non-income producing security.*

See accompanying notes to financial statements.

(c) *Step Bond. Coupon rate is set for an initial period and then increased to a higher coupon rate at a specified date.*
(d) *Variable or floating rate security. Rate disclosed is as of December 31, 2001.*
(e) *Non-Income producing; issuer filed under Chapter 11 of the Federal Bankruptcy Code.*

Key to Abbreviations:
144A—*Securities exempt from registration under Rule 144A of the securities act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $2,067,782 or 1.4% of net assets.*
TII—*Treasury Inflation Indexed Security. Security has a fixed interest rate and the principal is adjusted for inflation. At maturity, the security will be redeemed at the greater of the inflation adjusted principal or par amount at original issue.*

See accompanying notes to financial statements.

New England Zenith Fund
Balanced Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$144,632,433
Cash		17,180
Receivable for:		
Securities sold		19
Fund shares sold		404,015
Dividends and interest		803,139
Foreign taxes		228
Total Assets		145,857,014
Liabilities		
Payable for:		
Fund shares redeemed	$328,458	
Securities purchased	770,880	
Withholding taxes	211	
Accrued expenses:		
Management fees	85,721	
Service and distribution fees	149	
Deferred trustees fees	10,304	
Other expenses	19,291	
Total Liabilities		1,215,014
Net Assets		$144,642,000
Net assets consist of:		
Capital paid in		$165,604,769
Undistributed net investment income		2,977,482
Accumulated net realized gains (losses)		(16,371,710)
Unrealized appreciation (depreciation) on investments and foreign currency		(7,568,541)
Net Assets		$144,642,000
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($143,058,938 divided by 11,496,332 shares of beneficial interest)		$ 12.44
Class E		
Net asset value and redemption price per share ($1,583,062 divided by 127,328 shares of beneficial interest)		$ 12.43
Identified cost of investments		$152,200,974

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 1,031,837(a)
Interest		4,611,889
		5,643,726
Expenses		
Management fees	$ 1,032,020	
Service and distribution fees—Class E	360	
Trustees fees and expenses	16,954	
Custodian	110,534	
Audit and tax services	20,429	
Legal	7,981	
Printing	27,324	
Insurance	3,393	
Miscellaneous	3,731	
Total expenses before reductions	1,222,726	
Expense reductions	(457)	1,222,269
Net Investment Income		4,421,457
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(6,938,048)	
Foreign currency transactions—net	(5,230)	(6,943,278)
Unrealized appreciation (depreciation) on:		
Investments—net	(4,491,574)	
Foreign currency transactions—net	(5,755)	(4,497,329)
Net gain (loss)		(11,440,607)
Net Increase (Decrease) in Net Assets From Operations		$ (7,019,150)

(a) *Net of foreign taxes of $674*

See accompanying notes to financial statements.

New England Zenith Fund
Balanced Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 4,421,457	$ 4,888,135
Net realized gain (loss)	(6,943,278)	(6,967,809)
Unrealized appreciation (depreciation)	(4,497,329)	(1,692,431)
Increase (decrease) in net assets from operations	(7,019,150)	(3,772,105)
From Distributions to Shareholders		
Net investment income		
Class A	(6,225,352)	0
Class E	0	0
	(6,225,352)	0
Net realized gain		
Class A	0	(60,869)
Class E	0	0
	0	(60,869)
Total distributions	(6,225,352)	(60,869)
Increase (decrease) in net assets from capital share transactions	(2,090,332)	(28,856,517)
Total increase (decrease) in net assets	(15,334,834)	(32,689,491)
Net Assets		
Beginning of the year	159,976,834	192,666,325
End of the year	$144,642,000	$159,976,834
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 2,977,482	$ 4,763,681

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	2,727,732	$ 34,479,430	3,307,963	$ 45,181,815
Reinvestments	497,630	6,225,352	4,395	60,869
Redemptions	(3,505,568)	(44,355,379)	(5,442,687)	(74,099,201)
Net increase (decrease)	(280,206)	$ (3,650,597)	(2,130,329)	$(28,856,517)
Class E				
Sales	135,326	$ 1,657,427	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(7,998)	(97,162)	0	0
Net increase (decrease)	127,328	$ 1,560,265	0	$ 0
Increase (decrease) derived from capital share transactions	(152,878)	$ (2,090,332)	(2,130,329)	$(28,856,517)

See accompanying notes to financial statements.

New England Zenith Fund
Balanced Series

Financial Highlights

	Class A					Class E
	Year Ended December 31,					May 1, 2001(a) through December 31, 2001
	2001	2000	1999	1998	1997	
Net asset value, beginning of period	$ 13.58	$ 13.85	$ 15.51	$ 14.86	$ 13.55	$12.72
Income from investment operations						
Net investment income	0.39	0.42	0.43	0.38	0.28	0.05
Net realized and unrealized gain (loss) on investments	(0.99)	(0.68)	(1.21)	0.97	1.90	(0.34)
Total from investment operations	(0.60)	(0.26)	(0.78)	1.35	2.18	(0.29)
Less distributions						
Distributions from net investment income	(0.54)	0.00	(0.43)	(0.38)	(0.27)	0.00
Distributions from net realized capital gains	0.00	(0.01)	(0.26)	(0.32)	(0.60)	0.00
Distributions in excess of net realized capital gains	0.00	0.00	(0.19)	0.00	0.00	0.00
Total distributions	(0.54)	(0.01)	(0.88)	(0.70)	(0.87)	0.00
Net asset value, end of period	$ 12.44	$ 13.58	$ 13.85	$ 15.51	$ 14.86	$12.43
Total return (%)	(4.5)	(1.9)	(5.1)	9.1	16.2	(2.3)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	0.83	0.80	0.77	0.82	0.85	0.98 (c)
Ratio of operating expenses to average net assets after expense reductions (%) (d)	0.83	0.80	–	–	–	0.98 (c)
Ratio of net investment income to average net assets (%)	3.00	2.88	2.83	2.72	2.79	2.71 (c)
Portfolio turnover rate (%)	65	126	63	72	60	65
Net assets, end of period (000)	$143,059	$159,977	$192,666	$190,577	$137,443	$1,583
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	–	–	–	–	0.86	–

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Series has entered into arrangements with certain brokers who paid a portion of the Series expenses.*

See accompanying notes to financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve a favorable total return through investment in a diversified portfolio. The Series' portfolio is expected to include a mix of stocks and fixed income securities

INCEPTION DATE 5/1/87

ASSET CLASS
Stocks and Bonds

NET ASSETS
$158 Million

PORTFOLIO MANAGERS
David M. Calabro
Kenneth J. Enright
David Kennedy
Constantinos Mokas
Lisa B. Nurme

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the MFS Total Return Series provided a total return of −3.8% compared to the returns of −11.9% for the Standard & Poor's 500 Index®[10] and 8.5% for the Lehman Brothers Government/Credit Index[2]. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Flexible Fund[5] category was −5.3% for the year.

PORTFOLIO ACTIVITY

Massachusetts Financial Services assumed Portfolio management responsibility for this series July 1, 2001. Prior to that date Back Bay Advisors, L.P. served as the Series' subadviser.

A year marked by recession, a California energy crisis, and falling stock prices was overshadowed by the tragic events of September 11. From that point, an economy already mired in recession had to come to grips with additional political and economic uncertainties. The Federal Reserve Board continued to cut interest rates in an effort to buoy growth and to short-circuit the recession. While we remained aware of such big-picture macroeconomic issues, we didn't make any dramatic changes to our stockpicking approach. However, we did take advantage of share-price declines at the end of the third quarter to add investments in technology and other cyclical areas whose fundamental outlooks should improve with any signs of an economic turnaround. These additions included industrial companies in paper and chemicals, which appeared to be bottoming. In our view, these stocks were selling at very attractive valuations and offered appealing dividend yields.

Our MFS Original Research® approach focuses on bottom-up stock selection. Our identification of companies offering solid fundamentals selling at attractive valuations led us to discover significant opportunities in energy and insurance, two sectors that have recently suffered due to the slowdown in economic activity. Energy stocks—particularly those companies with any business in natural gas—enjoy a positive secular story due to growing demand coupled with constrained supply. More recently however, a warm fall and the economic downturn reduced demand and lower prices hurt stock prices. However, the long-term story remains positive. In insurance, particularly among property and casualty insurers, the key is pricing. These companies experienced short-term difficulties resulting from the rise in claims after September 11. However, we think many of these companies should be able to raise prices aggressively and grow earnings strongly over the next few years.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Federal National Mortgage Association	7.6%
United States Treasury Notes	5.8%
Government National Mortgage	4.1%
United States Treasury Bonds	2.7%
Viacom, Inc. (Class B)	1.8%
Occidental Petroleum Corp.	1.6%
Akzo Nobel N.V.	1.5%
Devon Energy Corp.	1.4%
Sears Roebuck & Co.	1.3%
Deere & Co.	1.2%

Looking to bonds, we continued to pursue a value-oriented strategy. During the past several years, we've moved to a more conservative approach, reducing our stake in lower-rated, high-yield bonds and increasing our higher-grade corporate debt. Our main objective is to create a well-diversified mix of investment-grade corporate bonds, mortgage-backed securities, and U.S. Treasuries. Our bond portfolio boosted performance significantly in 2001, as investors turned away from stocks and toward bonds for more stability and safety.

The same rationale drove the strong performance of most defensive stocks offering strong balance sheets and reliable cash flows. PepsiCo, Abbott Laboratories, and Gillette were among the strong performers. On the down side, our holdings in electric utilities stocks were disappointing. Historically seen as a safe haven, electric utilities suffered from the instability created by deregulation in the industry.

PORTFOLIO OUTLOOK[11]

In our view, the environment remains very difficult for many companies, due to poor sales, earnings, and revenue visibility. Unemployment is on the rise and most companies remain very cautious about spending on capital upgrades. In this environment, we intend to pursue a consistent, cautious, prudent approach to security selection.

A $10,000 INVESTMENT COMPARED TO A BLEND OF THE 60% S&P INDEX/40% LEHMAN BROTHERS AGGREGATE BOND INDEX



$60,000
50,000
40,000
30,000
20,000
10,000
0
MFS Total Return Series
Lehman Brothers Aggregate Bond Index
S&P 500 Index
12/91
12/93
12/95
12/97
12/99
12/01

Average Annual Returns

	MFS Total Return	Lehman Government/ Credit	S&P 500	Lipper Variable Flexible Portfolio Funds average
1 Year	−3.8%	8.5%	−11.9%	−5.3%
3 Years	0.7	5.9	−1.0	2.7
5 Years	9.1	7.4	10.7	8.1
10 Years	10.6	7.3	12.9	9.7
Since Inception	10.6	7.7	12.6	—

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
MFS Total Return Series

Investments as of December 31, 2001

Common Stocks—58.3% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—0.5%	
4,700	Northrop Grumman Corp.	$ 473,807
4,500	United Technologies Corp.	290,835
		764,642
	Aluminum—1.1%	
7,600	Alcan Aluminum, Ltd. (ADR)	273,068
43,100	Alcoa, Inc.	1,532,205
		1,805,273
	Auto Parts—0.7%	
51,100	Delphi Automotive Systems Corp.	698,026
22,800	Visteon Corp.	342,912
		1,040,938
	Banks—4.4%	
28,000	Bank of America Corp.	1,762,600
30,500	Citigroup, Inc.	1,539,640
41,500	FleetBoston Financial Corp.	1,514,750
31,200	Mellon Financial Corp.	1,173,744
6,600	US Bancorp	138,138
12,200	Wachovia Corp.	382,592
11,700	Wells Fargo & Co.	508,365
		7,019,829
	Chemicals—2.3%	
20,204	Air Products & Chemicals, Inc.	947,770
14,400	Dow Chemical Co.	486,432
21,100	Georgia Gulf Corp.	390,350
6,300	PPG Industries, Inc.	325,836
21,000	Praxair, Inc.	1,160,250
10,100	Rohm & Haas Co.	349,763
		3,660,401
	Communication Services—4.5%	
3,420	Alltel Corp.	211,117
10,400	Charter Communications, Inc.	170,872
40,300	Comcast Corp. (b)	1,450,800
8,300	Cox Communications, Inc.	347,853
11,000	SBC Communications, Inc.	430,870
18,800	Telephone & Data Systems, Inc.	1,687,300
64,300	Viacom, Inc. (Class B) (b)	2,838,845
		7,137,657
	Communications—1.4%	
17,300	Analog Devices, Inc. (b)	767,947
17,600	Cooper Cameron Corp. (b)	710,336
49,800	Motorola, Inc.	747,996
		2,226,279
	Computers & Business Equipment—1.4%	
21,300	Advanced Fibre Communications (b)	$ 376,371
4,000	Compaq Computer Corp.	39,040
5,600	Hewlett Packard Co.	115,024
4,700	International Business Machines Corp.	568,512
56,300	Sun Microsystems, Inc.	692,490
15,800	Texas Instruments, Inc.	442,400
		2,233,837
	Containers & Glass—0.7%	
4,400	Jefferson Smurfit Group, Plc.	99,000
100,900	Owens-Illinois, Inc. (b)	1,007,991
		1,106,991
	Cosmetics & Toiletries—0.4%	
20,856	Gillette Co.	696,590
	Domestic Oil—7.1%	
26,900	Apache Corp.	1,341,772
11,600	BP Amoco, Plc. (ADR)	539,516
56,750	Devon Energy Corp.	2,193,388
43,228	ExxonMobil Corp.	1,698,860
8,900	Kerr-McGee Corp.	487,720
68,400	Occidental Petroleum Corp.	1,814,652
27,346	Royal Dutch Petroleum Co. (ADR)	1,340,501
30,000	Schlumberger, Ltd.	1,648,500
3,400	Unocal Corp.	122,638
		11,187,547
	Drugs & Health Care—2.8%	
2,100	Baxter International, Inc.	112,623
9,000	Bristol-Myers Squibb Co.	459,000
3,600	Eli Lilly & Co.	282,744
1,818	Guidant Corp. (b)	90,536
13,814	HCA Healthcare Co.	532,392
16,900	Merck & Co., Inc.	993,720
10,800	Pfizer, Inc.	430,380
6,900	Pharmacia Corp.	294,285
21,000	Schering-Plough Corp.	752,010
5,800	Trigon Healthcare, Inc. (b)	402,810
		4,350,500
	Electric Utilities—1.7%	
32,700	Calpine Corp. (b)	549,033
4,800	Dominion Resources, Inc.	288,480
8,300	Exelon Corp.	397,404
5,400	FPL Group, Inc.	304,560
15,500	Pinnacle West Capital Corp.	648,675
4,500	Progress Energy, Inc.	202,635
4,866	TXU Corp.	229,432
		2,620,219

See accompanying notes to financial statements.

New England Zenith Fund
MFS Total Return Series
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Electronics—0.1%	
8,500	Tektronix, Inc.	$ 219,130
	Federal Agencies—1.0%	
23,500	Federal Home Loan Mortgage Corp.	1,536,900
	Financial Services—2.2%	
2,600	American Express Co.	92,794
26,700	Hartford Financial Services Group, Inc.	1,677,561
2,300	J.P. Morgan Chase & Co.	83,605
17,200	Nationwide Financial Services, Inc.	713,112
17,400	PNC Financial Services Group, Inc.	977,880
		3,544,952
	Food & Beverages—1.3%	
35,185	Archer Daniels Midland Co.	504,905
13,000	Diageo, Plc.	601,510
15,600	Kellogg Co.	469,560
9,650	PepsiCo, Inc.	469,858
		2,045,833
	Foreign Corporate—2.1%	
52,200	Akzo Nobel NV, (EUR)	2,330,262
1,200	Nestle S.A., (CHF)	255,965
18,500	Novartis AG, (CHF)	668,836
		3,255,063
	Gas & Pipeline Utilities—2.3%	
12,200	El Paso Corp.	544,242
35,400	National Fuel Gas Co.	874,380
73,800	NiSource, Inc.	1,701,828
3,500	TXU Corp.	91,280
3,100	The Williams Companies, Inc.	79,112
13,000	WGL Holdings, Inc.	377,910
		3,668,752
	Health Care—Products—1.1%	
9,900	American Home Products Corp.	607,464
1,200	Johnson & Johnson	70,920
13,200	Procter & Gamble Co.	1,044,516
		1,722,900
	Hotels & Restaurants—1.2%	
28,500	Harrah's Entertainment, Inc. (b)	1,054,785
8,300	MGM Mirage, Inc.	239,621
24,100	McDonald's Corp.	637,927
		1,932,333
	Household Appliances & Home Furnishings—0.2%	
6,400	Fortune Brands, Inc.	$ 253,376
	Industrial Machinery—1.3%	
42,200	Deere & Co.	1,842,452
2,200	Illinois Tool Works, Inc.	148,984
		1,991,436
	Insurance—3.8%	
47,500	Allstate Corp.	1,600,750
15,900	CIGNA Corp.	1,473,135
17,300	Jefferson-Pilot Corp.	800,471
9,982	The Chubb Corp.	688,758
31,100	The St. Paul Cos., Inc.	1,367,467
		5,930,581
	Investment Brokerage—1.6%	
25,200	Merrill Lynch & Co., Inc.	1,313,424
23,200	Morgan Stanley Dean Witter & Co.	1,297,808
		2,611,232
	Leisure—0.0%	
2,000	The Walt Disney Co.	41,440
	Medical Laboratories—0.4%	
11,400	Abbott Laboratories	635,550
	Newspapers—0.3%	
3,600	New York Times Co.	155,700
6,900	Tribune Co.	258,267
		413,967
	Paper & Forest—1.5%	
2,500	Aracruz Celulose S.A. (ADR)	45,450
10,700	Bowater, Inc.	510,390
24,800	International Paper Co.	1,000,680
6,400	Kimberly-Clark Corp.	382,720
7,900	Willamette Industries, Inc.	411,748
		2,350,988
	Petroleum Services—1.3%	
16,500	BJ Services Co.	535,425
47,000	Noble Drilling Corp. (b)	1,599,880
		2,135,305
	Publishing—0.6%	
13,100	Gannett, Inc.	880,713

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Railroads & Equipment—0.5%	
25,900	Burlington Northern Santa Fe Corp.	$ 738,927
	Real Estate Investment Trust—0.5%	
6,000	Equity Office Properties Trust	180,480
22,100	Equity Residential Properties Trust	634,491
		814,971
	Retail—2.4%	
12,500	Safeway, Inc. (b)	521,875
42,700	Sears Roebuck & Co.	2,034,228
19,600	The Gap, Inc.	273,224
45,400	The Kroger Co. (b)	947,498
		3,776,825
	Software—0.1%	
5,000	Oracle Corp. (b)	69,050
2,400	VeriSign, Inc. (b)	91,296
		160,346
	Telephone—3.3%	
52,300	AT&T Corp.	948,722
31,769	AT&T Wireless Services, Inc.	456,520
12,700	Centurytel, Inc.	416,560
62,600	Nortel Networks Corp.	469,500
75,900	Sprint Corp. (FON Group)	1,524,072
27,800	Verizon Communications	1,319,388
		5,134,762
	Trucking & Freight Forwarding—0.2%	
6,900	United Parcel Service, Inc. (Class B)	376,050
	Total Common Stocks (Identified Cost $92,395,389)	92,023,035

Bonds & Notes—39.5%

Face Amount		Value (Note 1A)
	Aerospace & Defense—0.5%	
$ 730,000	Northrop Grumman Corp. 7.125%, 02/15/11	$762,097
	Automobiles—0.6%	
650,000	DaimlerChrysler North America Holding Corp. 7.750%, 05/27/03	678,833
245,000	Ford Motor Co. 7.450%, 07/16/31	224,466
		903,299
	Broadcasting—0.4%	
$ 410,000	Fox Liberty Networks, L.L.C. 8.875%, 08/15/07	$ 424,350
200,000	News America Holdings, Inc. 8.500%, 02/15/05	214,373
		638,723
	Building & Construction—0.2%	
350,000	Hanson, Plc. 7.875%, 09/27/10	377,229
	Business Services—0.2%	
261,000	Cendant Corp. (144A) 6.875%, 08/15/06	252,109
	Collateralized Mortgage Obligations—1.0%	
214,774	Independant National Mortgage Corp. 7.000%, 05/25/26	219,733
308,984	Morgan Stanley Dean Witter Capital I, Inc. (144A) 3.630%, 10/07/13	308,280
496,000	Pemex Project Funding Master Trust 9.125%, 10/13/10	527,000
500,000	Residential Funding Mortgage Securities, Inc. 6.000%, 12/15/16	502,422
		1,557,435
	Communication Services—0.6%	
320,000	Analog Devices, Inc. 4.750%, 10/01/05	302,800
350,000	Citizens Communications Co. 8.500%, 05/15/06	374,273
245,000	Citizens Communications Co. (144A) 7.625%, 08/15/08	250,544
		927,617
	Communications—0.3%	
190,000	Comcast Cable Communications 6.750%, 01/30/11	190,826
310,000	Cox Communications, Inc. 6.750%, 03/15/11	311,711
		502,537
	Domestic Oil—0.9%	
628,000	Amerada Hess Corp. 6.650%, 08/15/11	625,335
199,000	Amerada Hess Corp. 7.300%, 08/15/31	200,406
600,000	Occidental Petroleum Corp. 7.650%, 02/15/06	638,131
		1,463,872

See accompanying notes to financial statements.

New England Zenith Fund
MFS Total Return Series
Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Drugs & Health Care—0.4%	
$ 138,000	HealthSouth Corp. (144A) 7.375%, 10/01/06	$ 139,725
488,000	Tenet Healthcare Corp. (144A) 6.375%, 12/01/11	472,819
		612,544
	Electric Utilities—2.5%	
384,000	Allegheny Energy Supply Co., L.L.C. (144A) 7.800%, 03/15/11	370,680
300,000	Dominion Resources, Inc. 7.600%, 07/15/03	315,920
500,000	Dominion Resources, Inc. 8.125%, 06/15/10	550,920
97,000	Dynegy Holdings, Inc. 6.875%, 04/01/11	82,405
195,000	FirstEnergy Corp. 6.450%, 11/15/11	190,254
200,000	Niagara Mohawk Power Corp. 5.375%, 10/01/04	200,868
285,000	Niagara Mohawk Power Corp. 7.750%, 05/15/06	305,196
225,000	PSEG Power, L.L.C. 7.750%, 04/15/11	235,792
500,000	PSEG Power, L.L.C. 8.625%, 04/15/31	555,239
100,000	Toledo Edison Co. 7.875%, 08/01/04	106,911
200,000	USA Waste Services, Inc. 7.000%, 07/15/28	184,898
600,000	WMX Technologies, Inc. 6.375%, 12/01/03	621,720
163,000	Wisconsin Energy Corp. 5.875%, 04/01/06	165,329
		3,886,132
	Federal Agencies—12.7%	
309,000	Federal Home Loan Mortgage 3.250%, 11/15/04	303,462
750,000	Federal Home Loan Mortgage Corp. 5.500%, 07/15/06	770,858
1,000,000	Federal National Mortgage Association 6.000%, 12/15/05	1,051,831
735,000	Federal National Mortgage Association 5.500%, 02/15/06	757,060
2,876,320	Federal National Mortgage Association 6.500%, 07/01/16	2,932,034
3,255,172	Federal National Mortgage Association 6.500%, 07/01/31	3,255,172
3,958,953	Federal National Mortgage Association 6.500%, 09/01/31	3,958,953
3,351,453	Government National Mortgage Association 6.500%, 10/15/28	3,362,949
2,978,771	Government National Mortgage Association 7.500%, 01/20/30	3,070,904

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 500,000	Student Loan Marketing Association 5.000%, 06/30/04	$ 514,220
		19,977,443
	Finance & Banking—6.5%	
485,000	AIG Sunamerica Global Financing II (144A) 7.600%, 06/15/05	531,669
478,000	Bank America Corp. 7.400%, 01/15/11	512,520
355,000	Citigroup, Inc. 7.250%, 10/01/10	380,448
300,000	Conoco Funding Co. 6.350%, 10/15/11	303,867
725,000	Countrywide Home Loans, Inc. 5.500%, 08/01/06	723,498
400,000	Credit Suisse First Boston 6.125%, 11/15/11	390,264
550,000	Dime Bancorp, Inc. 9.000%, 12/19/02	578,053
175,000	EOP Operating, L.P. 8.375%, 03/15/06	188,753
333,000	EOP Operating, L.P. 7.750%, 11/15/07	353,811
750,000	Ford Motor Credit Co. 6.875%, 02/01/06	751,081
49,000	Ford Motor Credit Co. 7.375%, 02/01/11	48,353
343,000	Ford Motor Credit Co. 7.250%, 10/25/11	333,782
500,000	General Motors Acceptance Corp. 5.360%, 07/27/04	499,695
201,000	General Motors Acceptance Corp. 6.875%, 09/15/11	196,891
121,000	General Motors Acceptance Corp. 8.000%, 11/01/31	122,415
750,000	Household Finance Corp. 7.875%, 03/01/07	805,886
450,000	Lehman Brothers Holdings, Inc. 7.750%, 01/15/05	482,541
100,000	MidAmerican Funding, L.L.C. 6.927%, 03/01/29	95,391
425,000	Morgan Stanley Group, Inc. 6.100%, 04/15/06	437,969
446,000	NiSource Finance Corp. 7.500%, 11/15/03	465,450
500,000	Providian Gateway Master Trust 2.360%, 03/16/09	487,734
350,000	Prudential Funding Corp. (144A) 6.600%, 05/15/08	355,390
175,000	Simon Debartolo Group, L.P. 6.625%, 06/15/03	180,783
408,000	Simon Property Group, Inc. 6.750%, 02/09/04	423,304
225,000	Sprint Capital Corp. 7.125%, 01/30/06	234,532
211,000	Sprint Capital Corp. 6.000%, 01/15/07	209,723
142,000	Sprint Capital Corp. 6.875%, 11/15/28	130,503
		10,224,306

See accompanying notes to financial statements.

New England Zenith Fund
MFS Total Return Series
Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Financial Services—1.0%	
$ 700,000	Chase Commercial Mortgage Securities Corp. 6.390%, 11/18/30	$ 718,541
390,000	General Motors Acceptance Corp. 7.250%, 03/02/11	392,780
427,000	Qwest Capital Funding, Inc. 7.250%, 02/15/11	416,543
		1,527,864
	Food & Beverages—0.2%	
290,000	Kellogg Co. 6.000%, 04/01/06	296,961
105,000	Tyson Foods, Inc. (144A) 8.250%, 10/01/11	110,456
		407,417
	Gas & Pipeline Utilities—0.1%	
109,000	Consolidated Natural Gas Co. 6.250%, 11/01/11	106,675
	Health Care-Products—0.2%	
304,000	American Home Products Corp. 7.900%, 02/15/05	333,368
	Insurance—0.1%	
290,000	Loews Corp. 3.125%, 09/15/07	247,225
	Petroleum Services—0.3%	
540,000	Kinder Morgan Energy Partners, L.P. 6.750%, 03/15/11	542,090
	Railroads & Equipment—0.2%	
255,000	Union Pacific Corp. 6.340%, 11/25/03	266,485
	Retail—0.5%	
500,000	Delhaize America, Inc. 9.000%, 04/15/31	578,350
127,000	Federated Department Stores, Inc. 8.500%, 06/15/03	134,698
153,000	K-mart Corp. 9.375%, 02/01/06 (c)	126,513
		839,561
	Telephone—1.4%	
183,000	AT&T Wireless Services, Inc. 7.350%, 03/01/06	193,098
128,000	BellSouth Corp. 6.000%, 10/15/11	127,560
85,000	Cingular Wireless, L.L.C. (144A) 6.500%, 12/15/11	85,672
86,000	Cingular Wireless, L.L.C. (144A) 7.125%, 12/15/31	87,549
69,000	Singapore Telecommunications, Ltd. (144A) 6.375%, 12/01/11	68,909
208,000	Telecomunicacione de Puerto Rico, Inc. 6.150%, 05/15/02	210,424
	Telephone—(Continued)	
$ 275,000	Verizon Pennsylvania, Inc. 5.650%, 11/15/11	$ 264,133
664,000	Worldcom, Inc. 6.400%, 08/15/05	670,936
414,000	Worldcom, Inc. 8.250%, 05/15/31	437,621
		2,145,902
	U.S. Treasury—8.5%	
308,000	United States Treasury Bonds 11.875%, 11/15/03	357,570
1,450,000	United States Treasury Bonds 6.250%, 08/15/23	1,534,056
1,938,000	United States Treasury Bonds 6.250%, 05/15/30	2,097,284
272,000	United States Treasury Bonds 5.375%, 02/15/31	268,175
3,186,000	United States Treasury Notes 3.000%, 11/30/03	3,188,485
2,494,000	United States Treasury Notes 4.625%, 05/15/06	2,527,893
1,257,000	United States Treasury Notes 3.500%, 11/15/06	1,211,434
1,563,000	United States Treasury Notes 5.000%, 02/15/11	1,557,139
615,000	United States Treasury Notes 5.000%, 08/15/11	613,075
		13,355,111
	Yankee—0.2%	
350,000	Hydro Quebec 6.300%, 05/11/11	357,851
	Total Bonds & Notes (Identified Cost $61,933,878)	62,214,892

Preferred Stocks—0.6%

Shares		Value (Note 1A)
	Computers & Business Equipment—0.2%	
7,800	Motorola, Inc.	364,572
	Electric Utilities—0.3%	
3,500	Dominion Resources, Inc.	209,020
11,200	Duke Energy Co.	284,256
		493,276
	Gas & Pipeline Utilities—0.1%	
3,500	NiSource, Inc.	159,075
	Total Preferred Stocks (Identified Cost $1,045,158)	1,016,923

See accompanying notes to financial statements.

Convertible Bonds—0.3%

Face Amount		Value (Note 1A)
	Hotels & Restaurants—0.2%	
$270,000	Hilton Hotels Corp. 5.000%, 05/15/06	$ 238,950
	Newspapers—0.1%	
2,000	Tribune Co. 2.000%, 05/15/29	173,640
	Total Convertible Bonds (Identified Cost $416,573)	412,590
	Total Investments—98.7% (Identified Cost $155,790,998) (a)	155,667,440
	Other assets less liabilities	2,048,381
	Total Net Assets—100%	$157,715,821

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $156,621,546 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 5,876,415
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(6,830,521)
Net unrealized depreciation	$ (954,106)

(b) *Non-income producing security.*
(c) Issuer filed under Chapter 11 of the Federal Bankruptcy Code.

Key to Abbreviations:

144A—*Securities exempt from registration under Rule 144A of the securities act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $3,033,802 or 1.9% of net assets.*

ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

CHF—*Swiss Franc*

EUR—*Euro Currency*

See accompanying notes to financial statements.

New England Zenith Fund
MFS Total Return Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$155,667,440
Cash		688,817
Receivable for:		
Securities sold		1,684,454
Fund shares sold		245,765
Dividends and interest		903,127
Foreign taxes		1,387
Total Assets		159,190,990
Liabilities		
Payable for:		
Fund shares redeemed	$325,993	
Securities purchased	922,589	
Due to sub-custodian bank	78,716	
Withholding taxes	306	
Accrued expenses:		
Management fees	66,411	
Deferred trustees fees	62,063	
Other expenses	19,091	
Total Liabilities		1,475,169
Net Assets		$157,715,821
Net assets consist of:		
Capital paid in		$143,896,063
Undistributed net investment income		3,153,090
Accumulated net realized gains (losses)		10,790,243
Unrealized appreciation (depreciation) on investments and foreign currency		(123,575)
Net Assets		$157,715,821
Computation of offering price:		
Net asset value and redemption price per share ($157,715,821 divided by 1,111,334 shares of beneficial interest)		$ 141.92
Identified cost of investments		$155,790,998

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 1,643,656(a)
Interest		4,306,299
		5,949,955
Expenses		
Management fees	$ 830,746	
Trustees fees and expenses	15,470	
Custodian	130,545	
Audit and tax services	20,429	
Legal	7,673	
Printing	26,500	
Insurance	3,829	
Miscellaneous	3,568	
Total expenses		1,038,760
Net Investment Income		4,911,195
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	11,583,448	
Foreign currency transactions—net	(2,503,400)	9,080,048
Unrealized appreciation (depreciation) on:		
Investments—net	(21,051,404)	
Foreign currency transactions—net	(6,885)	(21,058,289)
Net gain (loss)		(11,978,241)
Net Increase (Decrease) in Net Assets From Operations		$ (7,067,046)

(a) *Net of foreign taxes of $13,670*

See accompanying notes to financial statements.

New England Zenith Fund
MFS Total Return Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From operations		
Net investment income	$ 4,911,195	$ 6,323,527
Net realized gain (loss)	9,080,048	28,768,197
Unrealized appreciation (depreciation)	(21,058,289)	(41,826,148)
Increase (decrease) in net assets from operations	(7,067,046)	(6,734,424)
From distributions to shareholders		
Net Investment Income	(6,264,934)	0
Net realized gain	(28,824,959)	(4,495,121)
Total distributions	(35,089,893)	(4,495,121)
From capital share transactions		
Proceeds from sale of shares	29,989,766	27,136,368
Reinvestment of distributions	35,089,893	4,495,121
Cost of shares redeemed	(46,477,132)	(58,012,456)
Increase (decrease) in net assets from capital share transactions	18,602,527	(26,380,967)
Total increase (decrease) in net assets	(23,554,412)	(37,610,512)
Net assets		
Beginning of the year	181,270,233	218,880,745
End of the year	$157,715,821	$181,270,233
Undistributed (overdistributed) net investment income		
End of the year	$ 3,153,090	$ 6,254,573
Number of shares of the Fund:		
Issued from the sale of shares	200,751	139,823
Issued in reinvestment of distributions	246,834	23,231
Redeemed	(311,259)	(300,146)
Net Change	136,326	(137,092)

See accompanying notes to financial statements.

New England Zenith Fund
MFS Total Return Series

Financial Highlights

	Class A				
	Year Ended December 31,				
	2001	**2000**	**1999**	**1998**	**1997**
Net asset value, beginning of year	$ 185.92	$ 196.82	$ 207.76	$ 189.85	$ 170.37
Income from investment operations					
Net investment income	4.60	6.49	6.98	6.56	6.38
Net realized and unrealized gain (loss) on investments	(11.61)	(12.98)	13.48	30.50	38.47
Total from investment operations	(7.01)	(6.49)	20.46	37.06	44.85
Less distributions					
Distributions from net investment income	(6.60)	0.00	(6.83)	(6.51)	(6.42)
Distributions from net realized capital gains	(30.39)	(4.41)	(24.57)	(12.64)	(18.95)
Total Distributions	(36.99)	(4.41)	(31.40)	(19.15)	(25.37)
Net asset value, end of year	$ 141.92	$ 185.92	$ 196.82	$ 207.76	$ 189.85
Total return (%)	(3.8)	(3.4)	10.0	19.7	26.6
Ratio of operating expenses to average net assets (%)	0.63	0.58	0.58	0.58	0.61
Ratio of net investment income to average net assets (%)	2.96	3.14	3.16	3.15	3.20
Portfolio turnover rate (%)	160	48	49	25	65
Net assets, end of year (000)	$157,716	$181,270	$218,881	$213,639	$188,783

See accompanying notes to financial statements.

INVESTMENT OBJECTIVE
To achieve long-term capital appreciation.

INCEPTION DATE 10/31/94

ASSET CLASS
Large Cap Stock

NET ASSETS
$793 Million

PORTFOLIO MANAGER
Dan C. Chung, CFA
Dave Hyun, CFA

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Alger Equity Growth Series Class A shares returned −12.0%, just about matching the Standard & Poors 500 Index®[10] return of −11.9%. Over the same time period, the Lipper Variable Insurance Product Large-Cap Growth Fund Average[5] returned −21.9%. The Series' performance can be attributed to an underweighting in poor performing technology stocks and strong security selection in the health care and consumer discretionary sectors.

PORTFOLIO ACTIVITY

2001 was the second consecutive extraordinarily difficult year for equity markets. After the market began the year strongly during January, subsequent months proved to be a disaster for equity prices. After bottoming in early April, the market bounced off this low over the following two weeks, but then continued to drop throughout the middle part of the year. Losses accelerated during July, August and the first part of September, with value stocks holding up better than growth stocks. All throughout, the Fed was continuously slashing interest rates in an attempt to stimulate the slowing economy.

On Tuesday, September the 11th, the horrific terrorist attacks in New York, Washington D.C. and Pennsylvania shook the world, as well as global markets. When markets re-opened on September 17th a widespread sell-off took place despite an emergency 50 basis point rate cut by the Fed. The NASDAQ bottomed on Friday, September 21st at 1,387, as compared to the high of 5,133 set just 18½ months earlier.

However, the market succeeded in rallying by year-end, as initial panic selling wore off and investors scooped up bargains. Three more rate cuts before year-end helped fuel the market. The NASDAQ closed the year 40.6% above its September 21st low, and equity markets headed towards the New Year with strong momentum.

The Portfolio succeeded in limiting its losses during 2001 through strong security selection and maintaining a less aggressive approach than many of its growth fund counterparts. Throughout most of the year we considered the near-term prospects for technology stocks to be relatively weak, and the resulting under-allocation in the technology sector was an important positive factor for the Portfolio.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Tyco International, Ltd.	4.5%
Wal-Mart Stores, Inc.	4.0%
Microsoft Corp.	3.8%
eBay, Inc.	3.8%
CitiGroup, Inc.	3.6%
First Data Corp.	3.5%
American International Group, Inc.	3.5%
Nokia Corp.	3.1%
Baxter International, Inc.	3.0%
American Home Products Corp.	2.7%

PORTFOLIO OUTLOOK[11]

There is an emerging consensus among leading economists that 2002 will see an end to this brief recession and a resumption of steady growth. At Alger, we expect that the threat of terrorism will be turned back, that the Euro will trigger growth in the EU, and that the further integration of China and Russia into the international system will have a dramatic and positive effect on the world economy.

Looking ahead, we will continue to seek out and invest in companies that we believe will grow their earnings rapidly and consistently. The Portfolio is currently well diversified, with a moderate technology sector weighting. The Portfolio is weighted most heavily in health care stocks, many of which have strong growth prospects and are trading at reasonable valuation levels. Should market conditions remain favorable, we expect that the Portfolio should recoup most of the losses experienced over the past two years.

A $10,0000 INVESTMENT COMPARED TO THE S&P 500 INDEX



$45,000
35,000
25,000
15,000
5,000
Alger Equity Growth Series
S&P 500 Index
10/94
12/95
12/97
12/99
12/01

Average Annual Returns

	Alger Equity Growth	S&P 500	Lipper Variable Large Cap Growth Funds Average
1 Year	−12.0%	−11.9%	−21.9%
3 Years	0.6	−1.0	−2.6
5 Years	13.6	10.7	9.0
Since Inception	16.8	15.2	—

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was −12.2%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
Alger Equity Growth Series
Investments as of December 31, 2001

Common Stocks—96.8% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—0.5%	
51,000	General Dynamics Corp.	$ 4,061,640
	Banks—3.6%	
567,450	Citigroup, Inc.	28,644,876
	Biotechnology—1.8%	
94,150	Forest Laboratories, Inc. (b)	7,715,593
103,400	Genzyme Corp. (b)	6,189,524
		13,905,117
	Business Services—4.6%	
427,550	Cendant Corp. (b)	8,384,257
358,500	First Data Corp.	28,124,325
		36,508,582
	Communication Services—2.2%	
296,625	AOL Time Warner, Inc.	9,521,662
170,450	Viacom, Inc. (Class B) (b)	7,525,368
		17,047,030
	Communications—6.6%	
175,600	Analog Devices, Inc. (b)	7,794,884
585,800	Dell Computer Corp. (b)	15,922,044
1,006,150	Nokia Corp. (ADR)	24,680,859
81,700	Qualcomm, Inc. (b)	4,125,850
		52,523,637
	Computers & Business Equipment—6.3%	
98,600	Linear Technology Corp.	3,849,344
205,550	Micron Technology, Inc.	6,372,050
1,512,900	Sun Microsystems, Inc.	18,608,670
978,850	Taiwan Semiconductor Manufacturing Company, Ltd.	16,806,854
141,500	Texas Instruments, Inc.	3,962,000
		49,598,918
	Conglomerates—7.0%	
500,000	General Electric Co.	20,040,000
608,900	Tyco International, Ltd.	35,864,210
		55,904,210
	Domestic Oil—1.1%	
101,101	ChevronTexaco Corp.	9,059,661
	Drugs & Health Care—18.0%	
245,700	Amgen, Inc. (b)	13,867,308
440,100	Baxter International, Inc.	23,602,563
243,850	Cardinal Health, Inc.	15,767,341
	Drugs & Health Care—(Continued)	
367,500	Immunex Corp. (b)	$ 10,183,425
118,700	King Pharmaceuticals, Inc. (b)	5,000,831
101,000	Medimmune, Inc.	4,681,350
271,400	Medtronic, Inc.	13,898,394
331,850	Merck & Co., Inc.	19,512,780
364,950	Pfizer, Inc.	14,543,257
363,750	Tenet Healthcare Corp. (b)	21,359,400
		142,416,649
	Electronics—2.1%	
174,050	Flextronics International, Ltd. (b)	4,175,460
296,250	Intel Corp.	9,317,062
203,200	JDS Uniphase Corp.	1,763,776
81,100	Sanmina Corp.	1,613,890
		16,870,188
	Federal Agencies—1.0%	
125,700	Federal Home Loan Mortgage Corp.	8,220,780
	Financial Services—2.5%	
78,000	Capital One Financial Corp.	4,208,100
430,400	J.P. Morgan Chase & Co.	15,645,040
		19,853,140
	Food & Beverages—2.8%	
174,100	Anheuser Busch Cos., Inc.	7,871,061
299,150	PepsiCo, Inc.	14,565,614
		22,436,675
	Health Care—Products—5.2%	
355,406	American Home Products Corp.	21,807,712
333,650	Johnson & Johnson	19,718,715
		41,526,427
	Insurance—5.0%	
349,600	American International Group, Inc.	27,758,240
36,600	Marsh & McLennan Cos., Inc.	3,932,670
119,700	The Chubb Corp.	8,259,300
		39,950,210
	Investment Brokerage—2.7%	
407,850	Merrill Lynch & Co., Inc.	21,257,142
	Medical Laboratories—1.8%	
249,500	Abbott Laboratories	13,909,625

See accompanying notes to financial statements.

New England Zenith Fund

Alger Equity Growth Series

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Petroleum Services—2.0%	
242,600	BJ Services Co.	$ 7,872,370
109,000	Nabors Industries, Inc.	3,741,970
127,600	Transocean Sedco Forex, Inc.	4,315,432
		15,929,772
	Retail—11.8%	
105,500	Best Buy Co., Inc. (b)	7,857,640
312,600	Home Depot, Inc.	15,945,726
172,000	Lowe's Cos., Inc.	7,982,520
544,750	Wal-Mart Stores, Inc.	31,350,362
449,800	eBay, Inc. (b)	30,091,620
		93,227,868
	Software—6.7%	
240,200	Intuit, Inc. (b)	10,275,756
460,100	Microsoft Corp. (b)	30,481,625
508,100	Oracle Corp. (b)	7,016,861
150,000	VeriSign, Inc. (b)	5,706,000
		53,480,242
	Tobacco—1.5%	
253,900	Philip Morris Cos., Inc.	11,641,315
	Total Common Stocks (Identified Cost $734,031,288)	767,973,704

Short Term Investments—1.8%

Face Amount		Value (Note 1A)
	Discount Notes—1.4%	
$3,000,000	Federal Farm Credit Bank 1.700%, 01/29/02	$ 2,996,033
5,000,000	Federal Home Loan Bank 1.760%, 01/07/02	4,998,534
3,000,000	Federal Home Loan Mortgage 1.930%, 07/02/02	2,988,562
		10,983,129
	Money Market Funds—0.4%	
3,148,725	State Street Global Advisor's Money Market Fund	3,148,725
	Total Short Term Investments (Identified Cost $14,131,854)	14,131,854
	Total Investments—98.6% (Identified Cost $748,163,142) (a)	782,105,558
	Other assets less liabilities	10,985,713
	Total Net Assets—100%	$793,091,271

(a) *Federal Tax Information:*
At December, 2001 the net unrealized appreciation on investments based on cost of $767,706,856 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 48,414,505
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(34,015,803)
Net unrealized appreciation	$ 14,398,702

(b) *Non-income producing security.*

Key to Abbreviations:

ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

New England Zenith Fund
Alger Equity Growth Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$ 782,105,558
Receivable for:		
Securities sold		17,284,554
Fund shares sold		1,513,629
Dividends and interest		795,409
Total Assets		801,699,150
Liabilities		
Payable for:		
Fund shares redeemed	$1,364,163	
Securities purchased	6,691,805	
Accrued expenses:		
Management fees	503,990	
Service and distribution fees	507	
Deferred trustees fees	20,807	
Other expenses	26,607	
Total Liabilities		8,607,879
Net Assets		$ 793,091,271
Net assets consist of:		
Capital paid in		$ 917,871,491
Undistributed net investment loss		(15,153)
Accumulated net realized gains (losses)		(158,707,483)
Unrealized appreciation (depreciation) on investments		33,942,416
Net Assets		$ 793,091,271
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($788,097,106 divided by 38,007,401 shares of beneficial interest)		$ 20.74
Class E		
Net asset value and redemption price per share ($4,994,165 divided by 241,934 shares of beneficial interest)		$ 20.64
Identified cost of investments		$ 748,163,142

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 5,945,312(a)
Interest		1,239,365
		7,184,677
Expenses		
Management fees	$6,474,180	
Service and distribution fees—Class E	1,238	
Trustees fees and expenses	33,931	
Custodian	120,509	
Audit and tax services	20,429	
Legal	40,955	
Printing	488,796	
Insurance	16,275	
Miscellaneous	14,002	
Total expenses		7,210,315
Net Investment Loss		(25,638)
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(150,921,258)
Unrealized appreciation (depreciation) on:		
Investments—net		33,507,308
Net gain (loss)		(117,413,950)
Net Increase (Decrease) in Net Assets From Operations		$(117,439,588)

(a) *Net of foreign taxes of $33,407*

See accompanying notes to financial statements.

New England Zenith Fund
Alger Equity Growth Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income (loss)	$ (25,638)	$ 2,328,476
Net realized gain (loss)	(150,921,258)	46,776,041
Unrealized appreciation (depreciation)	33,507,308	(206,925,079)
Increase (decrease) in net assets from operations	(117,439,588)	(157,820,562)
From Distributions to Shareholders		
Net investment income		
Class A	(2,596,172)	(3,216,137)
Class E	0	0
	(2,596,172)	(3,216,137)
Net realized gain		
Class A	(51,388,931)	(8,040,343)
Class E	0	0
	(51,388,931)	(8,040,343)
Total distributions	(53,985,103)	(11,256,480)
Increase (decrease) in net assets from capital share transactions	(3,841,088)	296,381,166
Total increase (decrease) in net assets	(175,265,779)	127,304,124
Net Assets		
Beginning of the year	968,357,050	841,052,926
End of the year	$ 793,091,271	$ 968,357,050
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ (15,153)	$ 2,230,427

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	10,786,475	$ 240,333,214	18,201,866	$ 536,445,621
Reinvestments	2,406,826	53,985,103	378,623	11,256,480
Redemptions	(13,832,127)	(303,009,038)	(8,598,554)	(251,320,935)
Net increase (decrease)	(638,826)	$ (8,690,721)	9,981,935	$ 296,381,166
Class E				
Sales	243,049	$ 4,871,491	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(1,115)	(21,858)	0	0
Net increase (decrease)	241,934	$ 4,849,633	0	$ 0
Increase (decrease) derived from capital share transactions	(396,892)	$ (3,841,088)	9,981,935	$ 296,381,166

See accompanying notes to financial statements.

New England Zenith Fund
Alger Equity Growth Series

Financial Highlights

	Class A					Class E
	Year Ended December 31,					May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001
Net Asset Value, Beginning of Period	$ 25.06	$ 29.34	$ 25.11	$ 17.62	$ 15.58	$23.50
Income From Investment Operations						
Net investment income (loss)	0.00	0.03	(0.01)	0.04	0.02	0.00
Net realized and unrealized gain (loss) on investments	(2.91)	(3.99)	8.34	8.37	3.92	(2.86)
Total from investment operations	(2.91)	(3.96)	8.33	8.41	3.94	(2.86)
Less Distributions						
Distributions from net investment income	(0.07)	(0.09)	0.00	(0.04)	(0.02)	0.00
Distributions from net realized capital gains	(1.34)	0.00	(0.01)	0.00	0.00	0.00
Distributions in excess of net realized capital gains	0.00	(0.23)	(4.09)	(0.88)	(1.88)	0.00
Total distributions	(1.41)	(0.32)	(4.10)	(0.92)	(1.90)	0.00
Net Asset Value, End of Period	$ 20.74	$ 25.06	$ 29.34	$ 25.11	$ 17.62	$20.64
Total Return (%)	(12.0)	(13.7)	34.1	47.8	25.6	(12.2)(b)
Ratio of operating expenses to average net assets (%)	0.84	0.79	0.80	0.83	0.87	0.99 (c)
Ratio of net investment income to average net assets (%)	0.00	0.23	(0.03)	0.19	0.12	0.00 (c)
Portfolio turnover rate (%)	88	88	128	119	137	88
Net assets, end of period (000)	$788,097	$968,357	$841,053	$410,726	$205,318	$4,994

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

INVESTMENT OBJECTIVE
To achieve long-term growth of capital through investment primarily in equity securities of companies whose earnings are expected to grow at a faster rate than the United States economy.

INCEPTION DATE 8/26/83

ASSET CLASS
Large Cap Stocks

NET ASSETS
$1.3 Billion

PORTFOLIO MANAGER
G. Kenneth Heebner
Capital Growth Management, L.P.

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Capital Growth Series returned –16.4%, under performing its benchmark, the Standard & Poor's 500 Index®,[10] which returned –11.9% for the same time period. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Multi-Cap Value category,[5] was –0.2% for the year. The Series' performance can be attributed to holding economically sensitive stocks purchased in anticipation of a business recovery, which has yet to materialize.

PORTFOLIO ACTIVITY

Economic growth declined throughout 2001, as the Federal Reserve Board cut short-term interest rates 11 times during the year to mitigate the impact of a deepening recession. The recession started with severe overcapacity in the technology and telecommunications industries, and later worsened as the terrorist attacks of September 11 severely impaired consumer confidence and had a significant negative impact on the airline, travel, and tourism industries.

The portfolio began the year invested in a number of defensive industries. Over the course of the year, we positioned the Series more aggressively in anticipation of an economic recovery during the second half of 2001. The events of September 11 hurt the economy substantially, but we continued to increase exposure to economically sensitive sectors due to our belief that we would experience a recovery at some point in early 2002.

The largest industry concentrations at the beginning of the year were in real estate investment trusts (REITs), food and beverage, health care and energy. During the first half of the year, we eliminated the REITs, food and beverage, and energy positions, and increased exposure to technology, retail, and selected finance stocks. After September 11, we increased the Series' retail holdings and initiated significant positions in the home building industry, which was by far the largest industry concentration at year-end.

While home building is generally not considered a growth industry, we became enamored of some national companies, including D.R. Horton and Centex that were growing significant market share and enjoying strong profitability. These companies have benefited from professional management and access to lower-cost capital that gave them advantages of scale and diversification while competing for increasingly scarce parcels of developable land in major metropolitan areas. We believe that investors have not recognized the significant growth prospects of these major national homebuilders over the next several years, nor are these factors reflected in the stocks' valuations.

PORTFOLIO OUTLOOK[11]

Looking at 2002, we believe that the economy will respond solidly to what we feel is the strongest package of monetary and fiscal stimulus in the post-World War II period. Also, we think that the events of September 11 and the aftermath will be seen as the nadir of consumer confidence. We see a consumer-led recovery, feeling that the significant anti-terrorism measures implemented by the federal government will provide the security needed to help us regain the confidence we had prior to September 11.

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX


$49,000
42,000
35,000
28,000
21,000
14,000
7,000
Capital Growth Series
S&P 500 Index
12/91
12/93
12/95
12/97
12/99
12/01

Average Annual Returns

	Capital Growth Series	S&P 500	Lipper Variable Multi Cap Value Funds Average
1 Year	–16.4%	–11.9%	–0.2%
3 Years	–2.7	–1.0	5.7
5 Years	8.8	10.7	10.0
10 Years	9.9	12.9	11.3
Since Inception	19.0	14.4	—

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Centex Corp.	6.5%
Lowe's Cos., Inc.	6.3%
Tenet Healthcare Corp.	5.8%
KB Home	5.7%
Lennar Corp.	5.6%
Best Buy Co., Inc.	5.5%
Washington Mutual, Inc.	5.5%
J.C. Penney Co., Inc.	5.2%
Golden West Financial Corp.	5.2%
Household International, Inc.	5.0%

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
Capital Growth Series
Investments as of December 31, 2001

Common Stocks—99.6% of Total Net Assets

Shares		Value (Note 1A)
	Air Travel—0.9%	
660,000	Southwest Airlines Co.	$ 12,196,800
	Banks—5.2%	
1,155,000	Golden West Financial Corp.	67,971,750
	Business Services—2.7%	
1,800,000	Cendant Corp. (b)	35,298,000
	Computers & Business Equipment—3.7%	
1,560,000	Micron Technology, Inc.	48,360,000
	Drugs & Health Care—12.0%	
1,680,000	HCA Healthcare Co.	64,747,200
120,000	Laboratory Corp. America Holdings (b)	9,702,000
95,000	Quest Diagnostics, Inc. (b)	6,812,450
1,300,000	Tenet Healthcare Corp. (b)	76,336,000
		157,597,650
	Electronics—9.9%	
1,590,000	Celestica, Inc. (ADR)	64,220,100
2,700,000	Flextronics International, Ltd. (b)	64,773,000
		128,993,100
	Financial Services—10.4%	
1,125,000	Household International, Inc.	65,182,500
2,190,000	Washington Mutual, Inc.	71,613,000
		136,795,500
	Food & Beverages—0.7%	
125,000	Hershey Foods Corp.	8,462,500
	Hotels & Restaurants—3.8%	
730,000	International Game Technology (b)	49,859,000
	Insurance—0.8%	
125,000	American International Group, Inc.	9,925,000
	Operative Builders—12.1%	
1,490,000	Centex Corp.	85,064,100
1,580,000	Lennar Corp.	73,975,600
		159,039,700
	Residential Construction—15.1%	
1,875,000	D.R. Horton, Inc.	$ 60,862,500
1,873,000	KB Home	75,107,300
1,385,000	Pulte Homes, Inc.	61,867,950
		197,837,750
	Retail—22.3%	
360,000	Autozone, Inc.	25,848,000
968,100	Best Buy Co., Inc. (b)	72,104,088
2,990,000	Dollar General Corp.	44,551,000
2,530,000	J.C. Penney Co., Inc.	68,057,000
1,766,000	Lowe's Cos., Inc.	81,960,060
		292,520,148
	Total Common Stocks (Identified Cost $1,213,610,223)	1,304,856,898

Short Term Investments—0.7%

Face Amount		
	Commercial Paper—0.7%	
$10,040,000	American Express Credit Corp. 1.770%, 01/02/02	10,040,000
	Total Short Term Investments (Identified Cost $10,040,000)	10,040,000
	Total Investments—100.3% (Identified Cost $1,223,650,223) (a)	1,314,896,898
	Other assets less liabilities	(4,539,060)
	Total Net Assets—100%	$1,310,357,838

(a) *Federal Tax Information*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $1,229,056,834 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$134,443,996
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(48,603,932)
Net unrealized appreciation	$ 85,840,064

(b) *Non-income producing security.*

Key to Abbreviations:
ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

New England Zenith Fund

Capital Growth Series

Statement of Assets & Liabilities

December 31, 2001

Assets		
Investments at value		$1,314,896,898
Cash		1,772
Receivable for:		
Securities sold		20,050,823
Fund shares sold		989,637
Dividends and interest		369,474
Total Assets		1,336,308,604
Liabilities		
Payable for:		
Fund shares redeemed	$ 1,272,931	
Securities purchased	23,841,081	
Accrued expenses:		
Management fees	684,827	
Deferred trustees fees	108,985	
Other expenses	42,942	
Total Liabilities		25,950,766
Net Assets		$1,310,357,838
Net assets consist of:		
Capital paid in		$1,402,885,022
Undistributed net investment income		3,921,701
Accumulated net realized gains (losses)		(187,695,560)
Unrealized appreciation (depreciation) on investments		91,246,675
Net Assets		$1,310,357,838
Computation of offering price:		
Net asset value and redemption price per share ($1,310,357,838 divided by 3,867,366 shares of beneficial interest)		$ 338.82
Identified cost of investments		$1,223,650,223

Statement of Operations

Year Ended December 31, 2001

Investment Income		
Dividends		$ 13,292,710(a)
Interest		738,376
		14,031,086
Expenses		
Management fees	$8,687,074	
Trustees fees and expenses	40,105	
Custodian	201,477	
Audit and tax services	20,429	
Legal	66,965	
Printing	572,884	
Insurance	34,786	
Miscellaneous	10,376	
Total expenses before reductions	9,634,096	
Expense reductions	(206,857)	9,427,239
Net Investment Income		4,603,847
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(161,530,436)
Unrealized appreciation (depreciation) on:		
Investments—net		(130,362,048)
Net gain (loss)		(291,892,484)
Net Increase (Decrease) in Net Assets From Operations		$(287,288,637)

(a) *Net of foreign taxes of $721,944*

See accompanying notes to financial statements.

New England Zenith Fund
Capital Growth Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 4,603,847	$ 24,792,919
Net realized gain (loss)	(161,530,436)	(15,459,554)
Unrealized appreciation (depreciation)	(130,362,048)	(104,387,610)
Increase (decrease) in net assets from operations	(287,288,637)	(95,054,245)
From Distributions to Shareholders		
Net Investment Income	(22,989,363)	(555,547)
Net realized gain	0	(10,488,726)
Total distributions	(22,989,363)	(11,044,273)
From Capital Share Transactions		
Proceeds from sale of shares	208,157,118	266,943,265
Reinvestment of distributions	22,989,363	11,044,273
Cost of shares redeemed	(354,794,022)	(491,621,656)
Increase (decrease) in net assets from capital share transactions	(123,647,541)	(213,634,118)
Total increase (decrease) in net assets	(433,925,541)	(319,732,636)
Net Assets		
Beginning of the year	1,744,283,379	2,064,016,015
End of the year	$1,310,357,838	$1,744,283,379
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 3,921,701	$ 23,559,220
Number of shares of the Fund:		
Issued from the sale of shares	611,222	644,114
Issued in reinvestment of distributions	64,934	28,030
Redeemed	(1,043,665)	(1,184,966)
Net Change	(367,509)	(512,822)

See accompanying notes to financial statements.

New England Zenith Fund
Capital Growth Series

Financial Highlights

	Class A				
	Year Ended December 31,				
	2001	2000	1999	1998	1997
Net Asset Value, Beginning of Year	$ 411.89	$ 434.74	$ 468.03	$ 399.60	$ 427.08
Income From Investment Operations					
Net investment income	1.37	5.85	3.35	5.29	2.52
Net realized and unrealized gain (loss) on investments	(68.85)	(26.21)	68.25	130.40	95.67
Total from investment operations	(67.48)	(20.36)	71.60	135.69	98.19
Less Distributions					
Distributions from net investment income	(5.59)	(0.13)	(3.33)	(5.31)	(2.52)
Distributions from net realized capital gains	0.00	(2.36)	(101.18)	(61.73)	(123.15)
Distributions in excess of net realized capital gains	0.00	0.00	(0.38)	(0.22)	0.00
Total distributions	(5.59)	(2.49)	(104.89)	(67.26)	(125.67)
Net Asset Value, End of Year	$ 338.82	$ 411.89	$ 434.74	$ 468.03	$ 399.60
Total Return (%)	(16.4)	(4.7)	15.7	34.1	23.5
Ratio of operating expenses to average net assets before expense reductions (%)	0.69	0.66	0.66	0.66	0.67
Ratio of operating expenses to average net assets after expense reductions (%) (a)	0.68	0.65	—	—	—
Ratio of net investment income to average net assets (%)	0.33	1.34	0.67	1.18	0.52
Portfolio turnover rate (%)	245	272	206	204	214
Net assets, end of year (000)	$1,310,358	$1,744,283	$2,064,016	$1,895,748	$1,425,719

(a) *The Series has entered into arrangements with certain brokers who paid a portion of the Series expenses.*

See accompanying notes to financial statements.

DAVIS VENTURE VALUE SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve growth of capital.

INCEPTION DATE 10/31/94

ASSET CLASS
Large Cap Stocks

NET ASSETS
$921 Million

PORTFOLIO MANAGERS
Christopher C. Davis, Kenneth C. Feinberg

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Davis Venture Value Series Class A shares returned −11.1%. Its benchmark, the Standard & Poor's 500 Index®,[10] returned −11.9% for the same time period. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Large Cap Value Funds category[5] was −6.0% for the year. Our performance relative to the S&P 500 can be attributed to positive sector selection in capital goods and financial companies, particularly insurance companies. While our underperformance relative to the Lipper peer group can be attributed to our discipline of avoiding highly cyclical and capital intensive businesses; these types of securities have performed well this past year as investors seek short-term "safe havens", but we find them to be less attractive investments over a full market cycle.

PORTFOLIO ACTIVITY

2001 was a challenging year for equity investors. Throughout the year, stock market prices were volatile as a result of uncertainty surrounding the near-term direction and health of the U.S. economy, as well as fear provoked by the tragic events of September 11th. However, in the fourth quarter, the U.S. stock market recovered some of its losses in spite of U.S. military action overseas and the notable financial failure of Enron, one of America's largest energy companies.

The Davis Venture Value Series has maintained long-term strategic investments in financial, capital goods, consumer cyclical, and select pharmaceutical companies. Our allocation to technology, by contrast, fell sharply in 2001 as a result of active paring and declines in technology shares. Over the course of the year, we added to and trimmed positions in the healthcare sector tactically as valuation and fundamentals dictated.

Despite overall performance that was negative, some positions performed well in 2001. These positions tended to be in shares of companies whose earnings are either well- insulated against economic downturns or companies whose shares were poised to recover from declines in the previous year. These companies included Progressive, Tyco International, Sealed Air, Costco, and Transatlantic Holdings. The many positive contributors could not, however, offset the dramatic declines in other positions at various times throughout the year, primarily in the pharmaceuticals and the telecommunications area, including Bristol Myers, Merck, Tellabs and Lucent.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Tyco International, Ltd.	7.4%
American Express Co.	5.9%
Household International, Inc.	4.5%
Philip Morris Cos.	4.1%
Citigroup, Inc.	3.9%
Merck & Co., Inc.	3.5%
Costco Wholesale Corp.	3.2%
Wells Fargo & Co.	3.1%
Berkshire Hathaway, Inc., Class A	2.9%
United Parcel Services, Inc. Class B	2.7%

PORTFOLIO OUTLOOK[11]

We maintain a realistic long-term view for the U.S. stock market. At the current time, inflation remains muted, consumer confidence is relatively strong, and both the Federal government and Federal Reserve are striving to invigorate the U.S. economy. However, these positive factors are balanced by the fact that many stocks remain at high valuations, and quality of earnings for many public companies is poor. Our Senior Research Advisor, Shelby M.C. Davis, concludes that the U.S. stock market may remain in a narrow trading range for a protracted period. In his opinion, investors that employ a disciplined approach to buying and selling high quality companies using a sound price discipline will have opportunity to achieve competitive long-term returns in such a market environment.

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX



$38,000
33,000
28,000
23,000
18,000
13,000
8,000
Davis Venture Value Series
S&P 500 Index
10/94
12/95
12/97
12/99
12/01

Average Annual Returns

	Davis Venture Value	S&P 500	Lipper Variable Large Cap Value Funds Average
1 Year	−11.1%	−11.9%	−6.0%
3 Years	4.6	−1.0	2.8
5 Years	11.8	10.7	8.9
Since Inception	16.3	15.2	—

The total non-annualized return of the Class E shares from their February 20, 2001 inception date through December 31, 2001 was −7.7%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns, would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
Davis Venture Value Series
Investments as of December 31, 2001

Common Stocks—91.4% of Total Net Assets

Shares		Value (Note 1A)
	Banks—11.5%	
321,300	Bank One Corp.	$ 12,546,765
717,973	Citigroup, Inc.	36,243,277
307,300	Golden West Financial Corp.	18,084,605
240,000	Lloyds TSB Group, Plc.	10,797,600
655,200	Wells Fargo & Co.	28,468,440
		106,140,687
	Building & Construction—2.5%	
928,700	Masco Corp.	22,753,150
	Business Services—1.4%	
207,500	Dun & Bradstreet Corp. (b)	7,324,750
20,200	First Data Corp.	1,584,690
72,700	WPP Group, Plc. (ADR)	3,918,530
		12,827,970
	Chemicals—0.9%	
181,900	Vulcan Materials Co.	8,720,286
	Computers & Business Equipment—5.1%	
491,300	Hewlett Packard Co.	10,091,302
334,800	Lexmark International, Inc. (b)	19,753,200
145,200	Loral Space & Communications, Ltd.	434,148
343,100	Lucent Technologies, Inc.	2,158,099
970,300	Tellabs, Inc. (b)	14,515,688
		46,952,437
	Conglomerates—7.4%	
1,152,590	Tyco International, Ltd.	67,887,525
	Construction Materials—0.7%	
145,700	Martin Marietta Materials, Inc.	6,789,620
	Containers & Glass—2.0%	
441,500	Sealed Air Corp.	18,022,030
	Domestic Oil—4.4%	
65,700	Conoco, Inc.	1,859,310
303,158	Devon Energy Corp.	11,717,057
228,000	EOG Resources, Inc.	8,917,080
304,900	Phillips Petroleum Co.	18,373,274
		40,866,721
	Drugs & Health Care—6.7%	
161,000	Bristol-Myers Squibb Co.	8,211,000
218,100	Eli Lilly & Co.	17,129,574

Shares		Value (Note 1A)
	Drugs & Health Care—(Continued)	
548,400	Merck & Co., Inc.	$ 32,245,920
95,000	Pharmacia Corp.	4,051,750
		61,638,244
	Electronics—1.5%	
1,698,700	Agere Systems, Inc.	9,665,603
156,346	Agilent Technologies, Inc. (b)	4,457,424
		14,123,027
	Finance & Banking—0.4%	
66,800	State Street Corp.	3,490,300
	Financial Services—12.1%	
1,520,000	American Express Co.	54,248,800
713,400	Household International, Inc.	41,334,396
224,300	Moody's Corp.	8,940,598
298,000	Providian Financial Corp.	1,057,900
218,600	Stilwell Financial, Inc.	5,950,292
		111,531,986
	Food & Beverages—0.7%	
9,100	Hershey Foods Corp.	616,070
182,600	Kraft Foods, Inc.	6,213,878
		6,829,948
	Gas & Pipeline Utilities—1.3%	
209,400	Kinder Morgan, Inc.	11,661,486
	Health Care—Products—0.5%	
74,100	American Home Products Corp.	4,546,776
	Hotels & Restaurants—2.2%	
167,600	Marriott International, Inc.	6,812,940
509,500	McDonald's Corp.	13,486,465
		20,299,405
	Industrial Machinery—1.0%	
243,500	Dover Corp.	9,026,545
	Insurance—12.0%	
217,107	American International Group, Inc.	17,238,296
321,100	Aon Corp.	11,405,472
359	Berkshire Hathaway, Inc.	27,140,400
27	Berkshire Hathaway, Inc. (Class B) (b)	68,175
22,900	Everest Reinsurance Group, Ltd.	1,619,030
196,800	Loews Corp.	10,898,784
3,600	Markel Corp. (b)	646,740
90,400	Progressive Corp.	13,496,720

See accompanying notes to financial statements.

New England Zenith Fund
Davis Venture Value Series
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Insurance—(Continued)	
63,200	Sun Life Financial Services of Canada, Inc. (ADR) (b)	$ 1,365,120
66,500	The Chubb Corp.	4,588,500
22,000	The Principal Financial Group, Inc.	528,000
205,125	Transatlantic Holdings, Inc.	18,666,375
116,731	UnumProvident Corp.	3,094,539
		110,756,151
	Investment Brokerage—1.5%	
254,610	Morgan Stanley Dean Witter & Co.	14,242,883
	Mining—1.6%	
126,000	Minnesota Mining & Manufacturing Co.	14,894,460
	Photography—0.5%	
140,000	Eastman Kodak Co.	4,120,200
	Publishing—0.5%	
68,200	Gannett, Inc.	4,585,086
	Real Estate Investment Trust—0.5%	
15,700	Centerpoint Properties Corp.	781,860
97,100	General Growth Properties, Inc.	3,767,480
		4,549,340
	Retail—5.2%	
673,100	Costco Wholesale Corp. (b)	29,872,178
76,000	J.C. Penney Co., Inc.	2,044,400
223,800	RadioShack Corp.	6,736,380
219,000	Safeway, Inc. (b)	9,143,250
		47,796,208
	Software—0.5%	
232,600	BMC Software, Inc. (b)	3,807,662
132,800	Novell, Inc. (b)	609,552
		4,417,214
	Tobacco—4.1%	
823,900	Philip Morris Cos., Inc.	37,775,815
	Trucking & Freight Forwarding—2.7%	
452,700	United Parcel Service, Inc. (Class B)	24,672,150
	Total Common Stocks (Identified Cost $775,868,048)	841,917,650

Preferred Stocks—0.3%

Shares		Value (Note 1A)
	Real Estate Investment Trust—0.3%	
85,000	General Growth Properties, Inc.	$ 2,244,000
	Total Preferred Stocks (Identified Cost $2,105,060)	2,244,000

Short Term Investments—8.4%

Face Amount		
	Repurchase Agreement—8.4%	
$77,065,000	State Street Corp. Repurchase Agreement dated 12/31/01 at 1.750% to be repurchased at $77,072,492 on 01/02/02, collateralized by $5,218,500 Federal Home Loan Mortgage Corp. 6.000% due 09/01/08, and $74,175,000 Federal Home Loan Mortgage Corp. 6.500% due 5/1/31 with a combined total market value of $77,805,630	77,065,000
	Total Short Term Investments (Identified Cost $77,065,000)	77,065,000
	Total Investments—100.1% (Identified Cost $855,038,108) (a)	921,226,650
	Other assets less liabilities	(464,817)
	Total Net Assets—100%	$920,761,833

(a) *Federal Tax Information:*
At December, 2001 the net unrealized appreciation on investments based on cost of $855,105,152 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$154,164,964
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(88,043,466)
Net unrealized appreciation	$ 66,121,498

(b) *Non-income producing security.*

Key to Abbreviations:
ADR— *An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

New England Zenith Fund
Davis Venture Value Series

Statement of Assets and Liabilities
December 31, 2001

Assets		
Investments at value		$921,226,650
Receivable for:		
Fund shares sold		2,170,562
Dividends and interest		1,115,293
Total Assets		924,512,505
Liabilities		
Payable for:		
Fund shares redeemed	$1,764,087	
Securities purchased	1,358,391	
Due to custodian bank	2,365	
Accrued expenses:		
Management fees	572,603	
Service and distribution fees	4,459	
Deferred trustees fees	21,112	
Other expenses	27,655	
Total Liabilities		3,750,672
Net Assets		$920,761,833
Net assets consist of:		
Capital paid in		$879,988,799
Undistributed net investment income		4,840,153
Accumulated net realized gains (losses)		(30,255,661)
Unrealized appreciation (depreciation) on investments		66,188,542
Net Assets		$920,761,833
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($878,629,779 divided by 37,560,520 shares of beneficial interest)		$ 23.39
Class E		
Net asset value and redemption price per share ($42,132,054 divided by 1,804,407 shares of beneficial interest)		$ 23.35
Identified cost of investments		$855,038,108

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 9,730,645 (a)
Interest		2,397,147
		12,127,792
Expenses		
Management fees	$ 6,636,172	
Service and distribution fees—Class E	12,800	
Trustees fees and expenses	34,620	
Custodian	118,609	
Audit and tax services	20,429	
Legal	41,767	
Printing	496,368	
Insurance	15,609	
Miscellaneous	8,661	
Total expenses before reductions	7,385,035	
Expense reductions	(75,897)	7,309,138
Net Investment Income		4,818,654
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(30,043,068)
Unrealized appreciation (depreciation) on:		
Investments—net	(81,342,703)	
Foreign currency transactions—net	(126)	(81,342,829)
Net gain (loss)		(111,385,897)
Net Increase (Decrease) in Net Assets From Operations		$(106,567,243)

(a) *Net of foreign taxes of $12,812*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 4,818,654	$ 4,953,565
Net realized gain (loss)	(30,043,068)	89,490,056
Unrealized appreciation (depreciation)	(81,342,829)	(25,825,143)
Increase (decrease) in net assets from operations	(106,567,243)	68,618,478
From Distributions to Shareholders		
Net investment income		
Class A	(4,925,170)	0
Class E	0	0
	(4,925,170)	0
Net realized gain		
Class A	(87,810,603)	0
Class E	0	0
	(87,810,603)	0
Total distributions	(92,735,773)	0
Increase (decrease) in net assets from capital share transactions	194,799,733	201,047,323
Total increase (decrease) in net assets	(4,503,283)	269,665,801
Net Assets		
Beginning of the year	925,265,116	655,599,315
End of the year	$ 920,761,833	$925,265,116
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 4,840,153	$ 4,989,606

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	12,089,184	$ 294,392,390	13,935,345	$ 394,147,257
Reinvestments	3,540,882	92,735,773	0	0
Redemptions	(9,753,132)	(233,266,050)	(6,837,154)	(193,099,934)
Net increase (decrease)	5,876,934	$ 153,862,113	7,098,191	$ 201,047,323
Class E				
Sales	1,823,740	$ 41,380,191	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(19,333)	(442,571)	0	0
Net increase (decrease)	1,804,407	$ 40,937,620	0	$ 0
Increase (decrease) derived from capital share transactions	7,681,341	$ 194,799,733	7,098,191	$ 201,047,323

See accompanying notes to financial statements.

New England Zenith Fund
Davis Venture Value Series

Financial Highlights

	Class A					Class E
	Year Ended December 31,					February 20, 2001(a) through December 31, 2001
	2001	2000	1999	1998	1997	
Net Asset Value, Beginning of Period	$ 29.20	$ 26.67	$ 23.15	$ 20.80	$ 16.09	$ 25.29
Income From Investment Operations						
Net investment income	0.12	0.16	0.12	0.16	0.18	0.02
Net realized and unrealized gain (loss) on investments	(3.07)	2.37	3.93	2.84	5.20	(1.96)
Total from investment operations	(2.95)	2.53	4.05	3.00	5.38	(1.94)
Less Distributions						
Distributions from net investment income	(0.15)	0.00	(0.12)	(0.16)	(0.14)	0.00
Distributions from net realized capital gains	(2.71)	0.00	(0.32)	(0.49)	(0.53)	0.00
Distributions in excess of net realized capital gains	0.00	0.00	(0.09)	0.00	0.00	0.00
Total distributions	(2.86)	0.00	(0.53)	(0.65)	(0.67)	0.00
Net Asset Value, End of Period	$ 23.39	$ 29.20	$ 26.67	$ 23.15	$ 20.80	$ 23.35
Total Return (%)	(11.1)	9.5	17.5	14.4	33.5	(7.7)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	0.83	0.79	0.81	0.83	0.90	0.98 (c)
Ratio of operating expenses to average net assets after expense reductions (%) (d)	0.82	0.79	—	—	—	0.97 (c)
Ratio of net investment income to average net assets (%)	0.55	0.62	0.55	0.82	0.94	0.47 (c)
Portfolio turnover rate (%)	21	25	22	25	17	21
Net assets, end of period (000)	$878,630	$925,265	$655,599	$440,351	$280,448	$42,132
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	—	—	—	—	0.90	—

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Series has entered into arrangements with certain brokers who paid a portion of the Series expenses.*

See accompanying notes to financial statements.

HARRIS OAKMARK MID CAP VALUE SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve long-term capital appreciation.

INCEPTION DATE 4/30/93

ASSET CLASS
Mid Cap Stocks

NET ASSETS
$405 Million

PORTFOLIO MANAGER
William C. Nygren
Henry Berghoef
Floyd Bellman

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Harris Oakmark Mid Cap Value Series Class A shares returned 27.8%. Its benchmark, the Russell Mid Cap Index[6] returned −5.6%. The average return of the portfolio's peer group, the Lipper Variable Insurance Products Multi-Cap Value Fund category,[5] was −0.2% for the 2001 year. This good performance can be attributed to gains in several stocks, including Office Depot, Liz Claiborne, Tricon Global Restaurants, Brunswick, and Electronic Data Systems. The majority of the stocks performed well during the period, reflecting the general market rebound in the aftermath of September 11th and the improving fundamental positions of the companies owned.

PORTFOLIO ACTIVITY

Currently, the portfolio holds 22 stocks across a variety of industries. During the year, we initiated positions in Brunswick Corp., Burlington Resources Inc., Knight Ridder Inc., Liz Claiborne, Novell Inc., Ominicare, Inc., J.C. Penney Inc., Sprint Corp. Fon Group, and SunGard Data Systems. Holdings eliminated from the portfolio include Ceridian Corporation, Enegizer Holdings, First Data Corporation, MBIA Inc., Moody's Corporation, Thermo Electron Corporation, USG Corporation, and US Industries. USG, in our opinion, represented a value investor's nightmare. USG's people were good and they ran a quality company. However, they produced a joint compound that contained a small amount of asbestos, and litigation drove the company into bankruptcy. In the case of U.S. Industries, we felt the quality of the business was overvalued. Other holdings were eliminated because more undervalued alternatives were identified.

Strong performance by J.C. Penney, Inc., Office Depot, Inc., H&R Block, and Xerox Corp. contributed significantly to the performance during the period. These positions include less cyclical companies, companies with improving fundamentals, and opportunistic purchases in the aftermath of September 11th.

Positive performance was partially offset by weaknesses in Chiron Corporation, Washington Mutual, and AT&T Corp. While a strong performance for the year 2001, Washington Mutual was a disappointing performer in the fourth quarter, whose stock price declined with other lenders because of the slumping economy. In our opinion, the company was unfairly penalized; in fact, the company's loans are of high quality. In the case of AT&T and Chiron, while they had weak performances during the fourth quarter, the underlying fundamental business is intact.

PORTFOLIO OUTLOOK[11]

Lower interest rates and fiscal stimulus will eventually translate into a more buoyant economy and better corporate earnings. We think a recovery will begin some time in 2002, but the rebound is unlikely to occur as abruptly as the recession. One reason is there is a global slowdown underway that will probably affect overseas sales for many U.S. companies. Additionally, the market is likely to remain volatile. That volatility breeds opportunity for value investors like us, as price declines place attractive companies within our valuation parameters.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Washington Mutual, Inc.	12.0%
Xerox Corp	5.6%
H&R Block, Inc.	4.8%
Office Depot, Inc.	4.6%
Omnicare, Inc	4.6%
Knight Ridder, Inc.	4.5%
Burlington Resources, Inc.	4.4%
Novell, Inc.	4.3%
Valassis Communications, Inc.	4.2%
J. C. Penney, Inc.	4.2%

A $10,000 INVESTMENT COMPARED TO THE RUSSELL MID CAP VALUE INDEX



$40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
Harris Oakmark Mid Cap Value Series
Russell Mid Cap Value Index
S&P 500 Index
4/93
12/93
12/95
12/97
12/99
12/01

Average Annual Returns

	Harris Oakmark Midcap Value	Russell Midcap	S&P 500	Lipper Variable Mid Cap Value Funds Average
1 Year	27.8%	−5.6%	−11.9%	−0.2%
3 Years	15.6	6.5	−1.0	5.7
5 Years	11.4	11.4	10.7	10.0
Since Inception	13.5	13.5	13.9	—

The total non-annualized return of the Class B shares from their February 20, 2001 inception date through December 31, 2001 was 15.7%.

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was 12.7%.

Performance numbers are net of all Series expenses but do not include an insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund

Harris Oakmark Mid Cap Value Series

Investments as of December 31, 2001

Common Stocks—92.8% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—2.4%	
490,000	Rockwell Collins, Inc.	$ 9,555,000
	Apparel & Textiles—3.7%	
300,700	Liz Claiborne, Inc.	14,959,825
	Business Services—18.8%	
346,200	Dun & Bradstreet Corp. (b)	12,220,860
175,700	Electronic Data Systems Corp.	12,044,235
437,000	H&R Block, Inc.	19,533,900
626,100	Reynolds & Reynolds Co.	15,182,925
478,100	Valassis Communications, Inc. (b)	17,029,922
		76,011,842
	Computers & Business Equipment—5.6%	
2,191,800	Xerox Corp.	22,838,556
	Domestic Oil—4.4%	
479,200	Burlington Resources, Inc.	17,989,168
	Drugs & Health Care—8.5%	
362,300	Chiron Corp.	15,883,232
750,700	Omnicare, Inc.	18,677,416
		34,560,648
	Financial Services—12.0%	
1,483,600	Washington Mutual, Inc.	48,513,720
	Leisure—5.8%	
535,100	Brunswick Corp.	11,643,776
699,500	Mattel, Inc.	12,031,400
		23,675,176
	Publishing—4.5%	
282,800	Knight Ridder, Inc.	18,362,204
	Retail—16.3%	
628,600	J.C. Penney Co., Inc.	16,909,340
1,016,600	Office Depot, Inc. (b)	18,847,764
730,400	Toys "R" Us, Inc. (b)	15,148,496
310,900	Tricon Global Restaurants, Inc. (b)	15,296,280
		66,201,880
	Software—6.8%	
3,768,700	Novell, Inc. (b)	$ 17,298,333
350,000	Sungard Data Systems, Inc. (b)	10,125,500
		27,423,833
	Telephone—4.0%	
898,600	AT&T Corp.	16,300,604
	Total Common Stocks (Identified Cost $310,723,116)	376,392,456

Short Term Investments—7.9%

Face Amount		Value (Note 1A)
	Repurchase Agreement—7.9%	
$32,030,000	State Street Corp. Repurchase Agreement dated 12/31/01 at 1.570% to be repurchased at $32,032,794 on 01/02/02, collateralized by $31,160,000 U.S. Treasury Bonds 6.125% due 11/15/27 with a value of $32,673,254	32,030,000
	Total Short Term Investments (Identified Cost $32,030,000)	32,030,000
	Total Investments—100.7% (Identified Cost $342,753,116) (a)	408,422,456
	Other assets less liabilities	(2,964,728)
	Total Net Assets—100%	$405,457,728

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $342,753,116 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$70,706,341
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(5,037,001)
Net unrealized appreciation	$65,669,340

(b) *Non-income producing security.*

See accompanying notes to financial statements.

New England Zenith Fund
Harris Oakmark Mid Cap Value Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$408,422,456
Cash		642
Receivable for:		
Fund shares sold		1,596,206
Dividends and interest		217,528
Foreign taxes		1,691
Total Assets		410,238,523
Liabilities		
Payable for:		
Fund shares redeemed	$ 964,515	
Securities purchased	3,537,941	
Accrued expenses:		
Management fees	242,456	
Service and distribution fees	5,306	
Deferred trustees fees	15,290	
Other expenses	15,287	
Total Liabilities		4,780,795
Net Assets		$405,457,728
Net assets consist of:		
Capital paid in		$341,437,642
Undistributed net investment income		1,018,687
Accumulated net realized gains (losses)		(2,667,941)
Unrealized appreciation (depreciation) on investments		65,669,340
Net Assets		$405,457,728
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($370,958,969 divided by 1,993,160 shares of beneficial interest)		$ 186.12
Class B		
Net asset value and redemption price per share ($24,082,261 divided by 130,703 shares of beneficial interest)		$ 184.25
Class E		
Net asset value and redemption price per share ($10,416,498 divided by 56,255 shares of beneficial interest)		$ 185.17
Identified cost of investments		$342,753,116

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 2,254,418
Interest		825,622
		3,080,040
Expenses		
Management fees	$1,828,530	
Deferred expense reimbursement	70,400	
Service and distribution fees—Class B	12,238	
Service and distribution fees—Class E	2,233	
Trustees fees and expenses	21,867	
Custodian	67,241	
Audit and tax services	20,429	
Legal	9,513	
Printing	88,484	
Insurance	3,162	
Miscellaneous	3,522	
Total expenses before reductions	2,127,619	
Expense reductions	(71,320)	2,056,299
Net Investment Income		1,023,741
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		2,344,134
Unrealized appreciation (depreciation) on:		
Investments—net		53,437,216
Net gain (loss)		55,781,350
Net Increase (Decrease) in Net Assets From Operations		$56,805,091

See accompanying notes to financial statements.

New England Zenith Fund
Harris Oakmark Mid Cap Value Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 1,023,741	$ 1,096,326
Net realized gain (loss)	2,344,134	3,073,110
Unrealized appreciation (depreciation)	53,437,216	17,875,485
Increase (decrease) in net assets from operations	56,805,091	22,044,921
From Distributions to Shareholders		
Net investment income		
Class A	(1,093,592)	0
Class B	0	0
Class E	0	0
Total distributions	(1,093,592)	0
Increase (decrease) in net assets from capital share transactions	210,227,981	8,193,419
Total increase (decrease) in net assets	265,939,480	30,238,340
Net Assets		
Beginning of the year	139,518,248	109,279,908
End of the year	$405,457,728	$139,518,248
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 1,018,687	$ 1,089,074

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into three classes, Class A, Class B and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	1,412,758	$240,321,069	379,011	$ 48,811,331
Reinvestments	6,778	1,093,592	0	0
Redemptions	(377,621)	(63,518,025)	(325,645)	(40,617,912)
Net increase (decrease)	1,041,915	$177,896,636	53,366	$ 8,193,419
Class B				
Sales	131,182	$ 22,593,953	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(479)	(79,454)	0	0
Net increase (decrease)	130,703	$ 22,514,499	0	$ 0
Class E				
Sales	56,452	$ 9,850,943	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(197)	(34,097)	0	0
Net increase (decrease)	56,255	$ 9,816,846	0	$ 0
Increase (decrease) in net assets from capital share transactions	1,228,873	$210,227,981	53,366	$ 8,193,419

See accompanying notes to financial statements.

Financial Highlights

	Class A					Class B	Class E
	Year Ended December 31,					February 20, 2001(a) through December 31,	May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001	2001
Net Asset Value, Beginning of Period	$ 146.67	$ 121.71	$ 122.85	$ 170.59	$ 157.88	$159.20	$164.26
Income From Investment Operations							
Net investment income	0.42	1.15	1.36	1.09	0.00	0.01	0.02
Net realized and unrealized gain (loss) on investments	40.09	23.81	(0.97)	(11.41)	27.12	25.04	20.89
Total from investment operations	40.51	24.96	0.39	(10.32)	27.12	25.05	20.91
Less Distributions							
Distributions from net investment income	(1.06)	0.00	(1.36)	(1.09)	0.00	0.00	0.00
Distributions in excess of net investment income	0.00	0.00	(0.17)	0.00	0.00	0.00	0.00
Distributions from net realized capital gains	0.00	0.00	0.00	(36.08)	(14.41)	0.00	0.00
Distributions in excess of net realized capital gains	0.00	0.00	0.00	(0.25)	0.00	0.00	0.00
Total distributions	(1.06)	0.00	(1.53)	(37.42)	(14.41)	0.00	0.00
Net Asset Value, End of Period	$ 186.12	$ 146.67	$ 121.71	$ 122.85	$ 170.59	$184.25	$185.17
Total Return (%)	27.8	20.5	0.3	(5.5)	17.4	15.7 (b)	12.7 (b)
Ratio of operating expenses to average net assets before expense reductions (%)	0.87	0.90	0.88	0.88	0.85	1.12 (c)	1.02 (c)
Ratio of operating expenses to average net assets after expense reductions (%) (d)	0.84	—	—	—	—	1.09 (c)	0.99 (c)
Ratio of net investment income to average net assets (%)	0.43	0.98	1.08	0.66	(0.16)	0.02 (c)	0.09 (c)
Portfolio turnover rate (%)	28	143	119	171	49	28	28
Net assets, end of period (000)	$370,959	$139,518	$109,280	$112,997	$114,617	$24,082	$10,416
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	—	0.96	—	0.90	0.86	—	—

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Series has entered into arrangements with certain brokers who paid a portion of the Series expenses.*

See accompanying notes to financial statements.

LOOMIS SAYLES SMALL CAP SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve long-term capital growth from investments in common stocks or other equity securities.

INCEPTION DATE 5/2/94

ASSET CLASS
Small Cap Stocks

NET ASSETS
$409 million

LEAD PORTFOLIO MANAGERS
Chris R. Ely
Joseph R. Gatz

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Loomis Sayles Small Cap Series Class A shares returned −8.8%, trailing its benchmark, the Russell 2000 Index,[8] which returned +2.5% for the same time period. The average return of the Portfolio's peer group, the Lipper Variable Products Small Cap Core Fund category[5] was +2.9%, for the year. While the portfolio includes a blend of value and growth stocks, the Series' underperformance can be attributed to the very difficult environment for growth stocks, including those represented within the portfolio.

PORTFOLIO ACTIVITY

2001 was another challenging year for equity investors, as nearly all of the market's broad-based indexes posted a second consecutive year of losses for the first time since the mid 1970's. For the third consecutive year, small cap stocks outperformed large cap stocks. The positive return of the Russell 2000 index was primarily driven by strong returns in value stocks. 2001 proved to be one of the worst years for growth investors in a generation. While the overall economy experienced only a relatively minor slowdown, many companies in traditionally high growth sectors of the economy experienced severe contractions in their business. Sales and earnings deteriorated rapidly throughout the year. When coupled with declining price/earnings ratios, shares of these companies fell sharply. In particular, the growth segment of the Portfolio maintained significant exposure to technology stocks that were hurt by the collapse of the "dot.coms" and a significant slowdown in business capital spending. While small cap value stocks were not immune to the slowing economy, they were early beneficiaries of low interest rates and attracted investors' attention with their low relative and absolute valuations.

PORTFOLIO OUTLOOK[11]

2001 was a year that many of us want to forget. However, because of September 11, none of us will. We are optimistic about 2002. In retrospect, it appears that the economic consequenses of September 11 marked the low for this market cycle. The preconditions for a sustained advance seem to now be in place: interest rates have fallen sharply, energy prices are down, and consumer confidence is rising. Importantly, corporate profits have started to show signs of stabilization and we expect the economy to improve as the year progresses. Evidence of a firming economy is likely to benefit small cap stocks, as small companies are generally more economically sensitive than large. History has shown that small cap stocks typically lead the market in a cyclical expansion. As a result, the portfolio has been positioned in sectors expected to participate in the forecasted rebound. We have increased positions in the producer durable sector, and have maintained investments in technology along with exposure to consumer discretionary companies, health care, and business services. We believe the portfolio is well positioned to take advantage of the better economy we expect in 2002. We anticipate improved investment opportunities in the months ahead. Improving corporate cash flows will likely fuel a rebound in capital spending, helping technology companies in particular. We have maintained investments in technology along with exposure to consumer discretionary companies, healthcare, business services, and financial services.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
ADVO, Inc.	1.2%
Zale Corp.	1.1%
R. H. Donnelley Corp.	1.0%
Beckman Coulter, Inc.	1.0%
Furniture Brands International, Inc.	0.9%
Tularik, Inc.	0.9%
Pier 1 Imports, Inc.	0.9%
Medicis Pharmaceutical Corp.	0.9%
Vectren Corp.	0.9%
New York Community Bancorp, Inc.	0.8%

A $10,000 INVESTMENT COMPARED TO THE RUSSELL 2000 INDEX


$34,000
29,000
24,000
19,000
14,000
9,000
5/94
12/95
12/97
12/99
12/01
Loomis Sayles Small Cap Series
Russell 2000 Index

Average Annual Return [9]

	Small Cap	Russell 2000	Lipper Variable Small-Cap Core Funds Average
1 Year	−8.8%	2.5%	2.9%
3 Years	8.1	6.4	9.7
5 Years	9.2	7.5	10.1
Since Inception	12.9	10.5	—

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was −1.3%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund

Loomis Sayles Small Cap Series

Investments as of December 31, 2001

Common Stocks—98.0% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—1.6%	
81,900	Ametek Aerospace Products, Inc.	$ 2,611,791
98,500	Ladish, Inc. (b)	1,075,620
135,400	United Defense Industries, Inc.	2,850,170
		6,537,581
	Apparel & Textiles—1.1%	
77,100	Fossil, Inc. (b)	1,619,100
34,000	Liz Claiborne, Inc.	1,691,500
74,800	Russell Corp.	1,122,748
		4,433,348
	Auto Parts—1.1%	
51,500	Gentex Corp. (b)	1,376,595
53,900	Lear Corp. (b)	2,055,746
104,700	Tower Automotive, Inc. (b)	945,441
		4,377,782
	Banks—6.9%	
47,400	Astoria Financial Corp.	1,254,204
40,200	Boston Private Financial Holdings, Inc.	887,214
58,700	CVB Financial Corp. (b)	1,373,580
26,600	City National Corp.	1,246,210
147,400	Colonial Bancgroup, Inc. (b)	2,076,866
73,712	Commercial Federal Corp.	1,732,232
51,900	Downey Financial Corp.	2,140,875
106,900	East West Bancorp, Inc. (b)	2,752,675
67,375	First Midwest Bancorp, Inc.	1,966,676
58,200	Greater Bay Bancorp	1,663,356
53,600	Mississippi Valley Bankshares, Inc.	2,101,120
151,550	New York Community Bancorp, Inc.	3,465,948
59,400	Port Financial Corp.	1,548,558
171,270	Republic Bancorp, Inc. (b)	2,372,090
26,600	Wilmington Trust Corp.	1,684,046
		28,265,650
	Broadcasting—2.3%	
194,500	Crown Media Holdings, Inc. (b)	2,195,905
46,300	Entercom Communications Corp. (b)	2,315,000
99,700	Radio One, Inc. (Class D) (b)	1,795,597
105,700	Westwood One, Inc. (b)	3,176,285
		9,482,787
	Building & Construction—0.5%	
86,100	Insituform Technologies, Inc. (b)	2,202,438
	Business Services—5.3%	
33,700	Administaff, Inc. (b)	923,717
30,800	Arbitron, Inc. (b)	1,051,820
	Business Services—(Continued)	
60,000	Armor Holdings, Inc. (b)	$ 1,619,400
40,200	Career Education Corp. (b)	1,378,056
44,075	ChoicePoint, Inc. (b)	2,234,162
68,200	Corporate Executive Board Co. (b)	2,502,940
60,200	Global Payments, Inc.	2,070,880
84,100	NCO Group, Inc. (b)	1,925,890
146,000	Pegasus Systems, Inc. (b)	2,073,200
147,200	R. H. Donnelley Corp.	4,276,160
72,200	Viad Corp.	1,709,696
		21,765,921
	Chemicals—3.9%	
27,700	Applied Films Corp.	865,625
27,600	Cabot Microelectronics Corp. (b)	2,187,300
45,600	Cambrex Corp. (b)	1,988,160
87,300	Ferro Corp.	2,252,340
275,500	Omnova Solutions, Inc.	1,873,400
90,900	Spartech Corp.	1,867,995
51,800	The Scotts Co. (b)	2,465,680
64,500	Valspar Corp.	2,554,200
		16,054,700
	Communication Services—4.1%	
119,600	A.H. Belo Corp.	2,242,500
111,100	ADVO, Inc. (b)	4,777,300
16,300	Alamosa Holdings, Inc. (b)	194,459
48,000	Commonwealth Telephone Enterprises, Inc. (b)	2,184,000
53,200	Harte Hanks, Inc.	1,498,644
176,300	ITXC Corp. (b)	1,267,597
105,900	John Wiley & Son	2,438,877
58,900	Saga Communications (b)	1,219,230
72,500	US Unwired, Inc. (b)	738,050
		16,560,657
	Communications—0.8%	
50,900	Atwood Oceanics, Inc. (b)	1,773,865
76,600	Hydril Co. (b)	1,350,458
		3,124,323
	Computers & Business Equipment—8.6%	
50,400	Adtran, Inc. (b)	1,286,208
66,700	Advanced Digital Information Corp.	1,069,868
112,800	Advanced Fibre Communications (b)	1,993,176
59,300	Brooks Automation, Inc. (b)	2,411,731
59,200	C-COR.net Corp. (b)	862,544
69,400	Concurrent Computer Corp. (b)	1,030,590
49,000	DSP Group, Inc. (b)	1,139,740

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Computers & Business Equipment—(Continued)	
55,800	Emulex Corp. (b)	$ 2,204,658
85,100	FEI Co. (b)	2,681,501
108,600	Globespan Virata, Inc.	1,406,370
90,800	Integrated Circuit Systems, Inc. (b)	2,051,172
447,500	Maxtor Corp. (b)	2,837,150
95,700	Microsemi Corp. (b)	2,842,290
46,500	NETIQ Corp. (b)	1,639,590
83,600	Oak Technology, Inc. (b)	1,149,500
82,800	Oni Systems Corp.	519,156
54,600	Perot Systems Corp. (b)	1,114,932
71,500	Photronics, Inc. (b)	2,241,525
50,500	Polycom, Inc. (b)	1,720,535
114,000	Silicon Storage Technology, Inc. (b)	1,098,960
90,900	SonicWall, Inc. (b)	1,767,096
		35,068,292
	Conglomerates—0.9%	
125,800	MCG Capital Corp.	2,239,240
43,700	Marvell Technology Group, Ltd.	1,565,334
		3,804,574
	Construction Materials—0.3%	
48,200	Hanover Compressor Co. (b)	1,217,532
	Domestic Oil—1.0%	
24,900	Evergreen Resources (b)	961,389
94,800	Remington Oil Gas Corp. (b)	1,640,040
32,800	Spinnaker Exploration Co. (b)	1,350,048
		3,951,477
	Drugs & Health Care—12.1%	
39,600	Abgenix, Inc.	1,332,144
32,800	Accredo Health, Inc. (b)	1,302,160
39,300	Alkermes, Inc.	1,035,948
100,000	Alpharma, Inc.	2,645,000
33,800	American Healthways, Inc. (b)	1,079,572
16,400	Angiotech Pharmaceuticals, Inc.	913,808
95,600	Beckman Coulter, Inc.	4,235,080
23,700	Charles River Laboratories International, Inc.	793,476
52,600	Cooper Cos., Inc.	2,628,948
61,900	DVI, Inc. (b)	1,064,680
60,050	Exelixis, Inc. (b)	998,031
204,100	Hooper Holmes, Inc.	1,826,695
32,000	Integra LifeSciences Holdings Corp. (b)	842,880
32,100	KOS Pharmaceuticals, Inc. (b)	1,110,660
119,200	Manor Care, Inc. (b)	2,826,232
53,000	Maximus, Inc. (b)	2,229,180
55,900	Medicis Pharmaceutical Corp. (b)	3,610,581
	Drugs & Health Care—(Continued)	
24,200	Myriad Genetics, Inc. (b)	$ 1,273,888
12,700	NPS Pharmaceuticals, Inc. (b)	486,410
19,700	OSI Pharmaceuticals, Inc.	901,078
132,300	Omnicare, Inc.	3,291,624
42,600	Pharmaceutical Product Development, Inc. (b)	1,376,406
84,100	Steris Corp. (b)	1,536,507
130,900	Sybron Dental Specialties (b)	2,824,822
24,200	Trimeris, Inc. (b)	1,088,274
156,000	Tularik, Inc. (b)	3,747,120
60,700	Ventana Medical Systems, Inc. (b)	1,373,034
32,800	Wilson Greatbatch Technologies, Inc. (b)	1,184,080
		49,558,318
	Electric Utilities—2.0%	
119,600	ALLETE, Inc.	3,013,920
84,400	Alliant Corp.	2,562,384
138,100	Energy East Corp.	2,622,519
		8,198,823
	Electrical Equipment—1.9%	
43,100	Acuity Brands, Inc.	521,510
175,200	Artesyn Technologies, Inc. (b)	1,631,112
49,600	Plexus Corp. (b)	1,317,376
72,000	Power Integrations, Inc. (b)	1,644,480
90,500	Technitrol, Inc. (b)	2,499,610
		7,614,088
	Electronics—1.4%	
55,100	Cree, Inc. (b)	1,623,246
26,800	Harman International Industries, Inc.	1,208,680
33,000	Itron, Inc. (b)	999,900
92,200	Kopin Corp. (b)	1,290,800
34,200	Microtune, Inc. (b)	802,332
		5,924,958
	Financial Services—3.4%	
32,600	Affiliated Managers Group, Inc. (b)	2,297,648
70,500	American Capital Strategies, Ltd.	1,998,675
101,200	Federated Investors, Inc. (Class B)	3,226,256
45,200	Financial Federal Corp. (b)	1,412,500
24,400	Investors Financial Services Corp.	1,615,524
25,200	Jeffries Group, Inc.	1,066,212
88,600	Metris Cos., Inc.	2,277,906
		13,894,721
	Food & Beverages—1.6%	
60,300	Corn Products International, Inc.	2,125,575

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Food & Beverages—(Continued)	
58,100	Flowers Foods, Inc.	$ 2,319,352
85,400	Ralcorp Holdings, Inc. (b)	1,938,580
		6,383,507
	Gas & Pipeline Utilities—3.5%	
66,300	AGL Resources, Inc.	1,526,226
54,800	American State Water Co.	1,915,260
78,700	MDU Resources Group, Inc.	2,215,405
47,900	New Jersey Resources Corp.	2,241,720
74,300	Patterson-UTI Energy, Inc.	1,731,933
78,900	Sierra Pacific Resources (b)	1,187,445
145,600	Vectren Corp.	3,491,488
		14,309,477
	Health Care—2.1%	
29,300	Affymetrix, Inc.	1,106,075
49,200	Priority Healthcare Corp. (Class B) (b)	1,731,348
117,500	Quintiles Transnational Corp. (b)	1,885,875
21,900	Varian Medical Systems, Inc. (b)	1,560,594
121,300	Wright Medical Group, Inc.	2,171,270
		8,455,162
	Hotels & Restaurants—2.2%	
57,300	AFC Enterprises, Inc. (b)	1,626,747
60,100	CEC Entertainment, Inc. (b)	2,607,739
83,500	Dover Downs Entertainment, Inc.	1,277,550
27,500	Fairmont Hotels Resorts, Inc.	657,250
21,600	IHOP Corp. (b)	632,880
59,825	The Cheesecake Factory (b)	2,080,115
		8,882,281
	Household Appliances & Home Furnishings—1.9%	
55,209	D.R. Horton, Inc.	1,792,084
118,100	Furniture Brands International, Inc. (b)	3,781,562
42,100	Mohawk Industries, Inc. (b)	2,310,448
		7,884,094
	Industrial Machinery—2.6%	
48,900	AptarGroup, Inc.	1,712,967
60,200	Flowserve Corp. (b)	1,601,922
51,400	Global Power Equipment Group, Inc.	773,570
70,800	Joy Global, Inc.	1,189,440
81,600	Mueller Industries, Inc. (b)	2,713,200
61,000	Reliance Steel & Aluminum Co.	1,601,250
22,800	Roper Industries, Inc.	1,128,600
		10,720,949
	Insurance—3.1%	
92,300	American Financial Group, Inc.	$ 2,265,965
79,100	Amerus Group Co.	2,834,944
88,800	Annuity & Life RE Holdings, Ltd.	2,229,768
26,000	Arthur J. Gallagher & Co.	896,740
40,800	Brown & Brown, Inc. (b)	1,113,840
66,000	HCC Insurance Holdings, Inc.	1,818,300
50,600	Protective Life Corp.	1,463,858
		12,623,415
	Internet—0.6%	
46,400	Internet Security Systems, Inc.	1,487,584
54,000	RSA Security, Inc.	942,840
		2,430,424
	Mining—0.8%	
50,100	Penn Virginia Corp.	1,708,410
51,100	Quanex Corp.	1,446,130
		3,154,540
	Paper & Forest—0.6%	
75,300	Boise Cascade Corp.	2,560,953
	Railroads & Equipment—1.5%	
82,900	GATX Corp.	2,695,908
53,500	US Freightways Corp.	1,679,900
66,500	Yellow Corp. (b)	1,669,150
		6,044,958
	Real Estate Investment Trust—3.5%	
80,700	Bedford Property Investments, Inc. (b)	1,815,750
91,600	CarrAmerica Realty Corp.	2,757,160
103,000	Corporate Office Properties Trust V	1,222,610
70,300	Glimcher Realty Trust	1,323,749
97,400	Liberty Property Trust	2,907,390
80,300	Prentiss Properties Trust	2,204,235
110,000	RFS Hotel Investors, Inc. (b)	1,251,800
64,100	Senior Housing Property Trust	891,631
		14,374,325
	Retail—6.8%	
26,900	99 Cents Only Stores (b)	1,024,890
41,400	Ann Taylor Stores Corp. (b)	1,449,000
125,200	Casey's General Stores, Inc.	1,865,480
44,800	Charlotte Russe Holding, Inc.	833,728
96,700	Cole National Corp. (b)	1,600,385
47,300	Hot Topic, Inc. (b)	1,484,747
56,600	Hughes Supply, Inc.	1,747,242

See accompanying notes to financial statements.

New England Zenith Fund

Loomis Sayles Small Cap Series

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Retail—(Continued)	
73,200	Linens' n Things, Inc. (b)	$ 1,866,600
89,500	Michaels Stores, Inc. (b)	2,949,025
30,800	O'Reilly Automotive, Inc. (b)	1,123,276
212,300	Pier 1 Imports, Inc.	3,681,282
29,400	Ross Stores, Inc.	943,152
44,100	Ruddick Corp.	705,159
107,200	The Men's Wearhouse, Inc.	2,213,680
103,600	Zale Corp. (b)	4,338,768
		27,826,414
	Software—8.0%	
264,700	Actuate Corp. (b)	1,394,969
67,300	Acxiom Corp. (b)	1,175,731
22,800	Advent Software, Inc. (b)	1,138,860
33,100	Black Box Corp. (b)	1,750,328
26,400	Caci, Inc. (b)	1,042,404
101,800	Electronics For Imaging, Inc. (b)	2,271,158
50,600	MRO Software, Inc. (b)	1,183,028
58,650	Manhattan Associates, Inc. (b)	1,709,648
49,300	Mcafee.com, Inc. (b)	1,671,763
89,400	Micromuse, Inc. (b)	1,341,000
71,400	Moldflow Corp.	1,022,448
52,200	National Instruments Corp. (b)	1,955,412
63,900	Netegrity, Inc. (b)	1,237,104
40,300	Overture Services, Inc.	1,427,829
49,300	Precise Software Solutions, Ltd.	1,018,538
32,500	ProQuest Co. (b)	1,102,075
84,400	Progress Software Corp. (b)	1,458,432
82,400	Quest Software, Inc.	1,821,864
56,050	Stellent, Inc.	1,656,838
34,100	THQ, Inc. (b)	1,652,827
40,800	Verity, Inc. (b)	826,200
51,900	WebEx Communications, Inc. (b)	1,289,715
27,400	Websense, Inc. (b)	878,718
53,300	Witness Systems, Inc. (b)	709,956
		32,736,845
	Total Common Stocks (Identified Cost $350,278,842)	400,425,314

Short Term Investments—2.3%

Face Amount		Value (Note 1A)
	Commercial Paper—2.3%	
$9,452,000	Tyco Capital Corp. 1.620%, 01/02/02	$ 9,451,575
	Total Short Term Investments (Identified Cost $9,451,575) (a)	9,451,575
	Total Investments—100.3% (Identified Cost $359,730,417) (a)	409,876,889
	Other assets less liabilities	(1,209,590)
	Total Net Assets—100%	$408,667,299

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $361,810,261 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$57,168,135
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(9,101,507)
Net unrealized appreciation	$48,066,628

(b) *Non-income producing security.*

See accompanying notes to financial statements.

New England Zenith Fund
Loomis Sayles Small Cap Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$409,876,889
Cash		1,366
Receivable for:		
Securities sold		4,525,496
Fund shares sold		637,864
Dividends		363,408
Total Assets		415,405,023
Liabilities		
Payable for:		
Fund shares redeemed	$ 861,467	
Securities purchased	5,543,721	
Withholding taxes	83	
Accrued expenses:		
Management fees	305,702	
Service and distribution fees	197	
Deferred trustees fees	15,126	
Other expenses	11,428	
Total Liabilities		6,737,724
Net Assets		$408,667,299
Net assets consist of:		
Capital paid in		$392,713,420
Undistributed net investment income		409,305
Accumulated net realized gains (losses)		(34,601,898)
Unrealized appreciation (depreciation) on investments		50,146,472
Net Assets		$408,667,299
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($406,524,800 divided by 2,293,472 shares of beneficial interest)		$ 177.25
Class E		
Net asset value and redemption price per share ($2,142,499 divided by 12,103 shares of beneficial interest)		$ 177.03
Identified cost of investments		$359,730,417

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 4,110,811(a)
Interest		834,758
		4,945,569
Expenses		
Management fees	$3,746,012	
Service and distribution fees—Class E	432	
Trustees fees and expenses	23,559	
Custodian	124,199	
Audit and tax services	20,429	
Legal	20,377	
Printing	225,400	
Insurance	7,695	
Miscellaneous	7,967	
Total expenses		4,176,070
Net Investment Income		769,499
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(32,346,108)
Unrealized appreciation (depreciation) on:		
Investments—net		(12,283,178)
Net gain (loss)		(44,629,286)
Net Increase (Decrease) in Net Assets From Operations		$(43,859,787)

(a) *Net of foreign taxes of $83*

See accompanying notes to financial statements.

New England Zenith Fund
Loomis Sayles Small Cap Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 769,499	$ 981,341
Net realized gain (loss)	(32,346,108)	31,599,531
Unrealized appreciation (depreciation)	(12,283,178)	(20,893,853)
Increase (decrease) in net assets from operations	(43,859,787)	11,687,019
From Distributions to Shareholders		
Net investment income		
Class A	(1,209,242)	(10,584)
Class E	0	0
	(1,209,242)	(10,584)
Net realized gain		
Class A	(31,241,788)	(3,937,402)
Class E	0	0
	(31,241,788)	(3,937,402)
Total distributions	(32,451,030)	(3,947,986)
Increase (decrease) in net assets from capital share transactions	(1,460,421)	156,381,576
Total increase (decrease) in net assets	(77,771,238)	164,120,609
Net Assets		
Beginning of the year	486,438,537	322,317,928
End of the year	$408,667,299	$486,438,537
Undistributed (overdistributed) Net Investment Income		
End of the year	$ 409,305	$ 930,510

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	622,013	$ 111,483,186	1,274,361	$ 276,982,420
Reinvestments	188,013	32,451,030	18,953	3,947,986
Redemptions	(828,374)	(147,420,571)	(579,287)	(124,548,830)
Net increase (decrease)	(18,348)	$ (3,486,355)	714,027	$ 156,381,576
Class E				
Sales	12,577	$ 2,102,272	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(474)	(76,338)	0	0
Net increase (decrease)	12,103	$ 2,025,934	0	$ 0
Increase (decrease) derived from capital share transactions	(6,245)	$ (1,460,421)	714,027	$ 156,381,576

See accompanying notes to financial statements.

New England Zenith Fund
Loomis Sayles Small Cap Series

Financial Highlights

	Class A					Class E
	Year Ended December 31,					May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001
Net Asset Value, Beginning of Period	$ 210.41	$ 201.73	$ 153.52	$ 158.92	$ 144.29	$179.40
Income From Investment Operations						
Net investment income	0.34	0.42	0.51	1.24	1.22	0.07
Net realized and unrealized gain (loss) on investments	(19.28)	10.13	48.23	(4.01)	34.11	(2.44)
Total from investment operations	(18.94)	10.55	48.74	(2.77)	35.33	(2.37)
Less Distributions						
Distributions from net investment income	(0.53)	(0.01)	(0.53)	(1.24)	(1.21)	0.00
Distributions from net realized capital gains	(12.67)	(1.86)	0.00	(1.32)	(19.49)	0.00
Distributions in excess of net realized capital gains	(1.02)	0.00	0.00	(0.07)	0.00	0.00
Total Distributions	(14.22)	(1.87)	(0.53)	(2.63)	(20.70)	0.00
Net Asset Value, End of Period	$ 177.25	$ 210.41	$ 201.73	$ 153.52	$ 158.92	$177.03
Total Return (%)	(8.8)	5.2	31.8	(1.7)	24.9	(1.3)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	1.00	0.96	1.00	1.00	1.00	1.15 (c)
Ratio of operating expenses to average net assets after expense reductions (%) (d)	1.00	0.95	—	—	—	1.15 (c)
Ratio of net investment income to average net assets (%)	0.18	0.22	0.34	0.88	0.97	0.27 (c)
Portfolio turnover rate (%)	111	148	146	111	87	111
Net assets, end of period (000)	$406,525	$486,439	$322,318	$238,589	$200,105	$ 2,142
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	1.00	0.95	1.10	1.10	1.14	1.15

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Series has entered into arrangements with certain brokers who paid a portion of the Series expenses.*

See accompanying notes to financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve long-term growth of capital with a secondary objective to seek reasonable current income.

INCEPTION DATE 4/30/99

ASSET CLASS
Large Cap Stocks

NET ASSETS
$25 Million

PORTFOLIO MANAGER
John Laupheimer
Mitchell Dynan

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the MFS Investors Trust Series Class A shares returned −15.9% compared to a −11.9% return of the Standard & Poor's 500 Index®[10]. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Large Cap Core Fund average category,[5] was −13.0%.

PORTFOLIO ACTIVITY

With most of the broader market averages posting double-digit losses for the second straight year, it's been one of the most difficult periods for equity investors in over 30 years. Some of the factors influencing stock prices over the past year were the terrorist attacks, the reduction in consumer and corporate spending, and the first recession in a decade. While all these factors are important to note, we think the primary reason stocks are down so dramatically this year is because earnings and earnings prospects for many companies are poor.

Despite this difficult environment, our primary objective remains to look for high-quality companies with superior growth characteristics whose stocks are selling at reasonable prices based on our in-house research. We remain committed to this approach, which is designed to try to outperform the broad U.S. equity market over time, but with less volatility. While we are always looking for stocks that we believe are trading at attractive valuations, we would describe ourselves, first and foremost, as growth investors. As a result, it was a difficult time to be a "growth at the right price" manager and many of the traditional growth stocks that we believed were trading at reasonable valuations performed poorly during the year. For example, Safeway, which was one of the larger positions in the portfolio, lost value despite posting healthy earnings growth and possessing what we believed were strong business fundamentals.

The other area that hurt us early in the year was healthcare. As we looked at the economy, we felt that economic activity would be relatively weak throughout this year. Given this environment, and based on our fundamental research, healthcare offered some of the best "growth at the right price" opportunities in the market. However, two things happened. First, the market didn't agree with us, as many investors weren't focused on this industry. Second, the industry was hurt by a slowdown in approvals for new drugs by the FDA. We saw this as an opportunity, so we maintained our large weighting in healthcare, and we actually added to it throughout the year. In recent months, our healthcare holdings were some of the better contributors to the Series performance.

The portfolio's second largest sector allocation is in financial services companies. In our view, these companies are attractively valued with strong balance sheets, and they offer a diversified way to take part in a future rebound in the capital markets.

PORTFOLIO OUTLOOK[11]

Our outlook remains cautious for 2002. Typically, the stock market recovers roughly six months before a recession ends, and we think the market may be in for a longer period of weak earnings before we see a recovery. However, we believe the Series is well positioned. We maintained our long term and valuation-sensitive orientation with a heavier concentration of diversified, high quality financial services companies and defensive health care stocks. At the same time, we have sizeable exposure to cyclical areas of the market such as technology, retailing, and media because we think these areas could lead the market once an economic recovery takes hold.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Pfizer, Inc.	3.0%
Microsoft Corp.	2.9%
International Business Machines Corp.	2.6%
Federal Home Loan Mortgage Corp.	2.5%
Citigroup, Inc.	2.5%
American International Group, Inc.	2.4%
ExxonMobil Corp.	2.3%
General Electric Co.	2.2%
American Home Products Corp.	2.2%
Wal-Mart Stores, Inc.	1.8%

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX


$14,000
13,000
12,000
11,000
10,000
9,000
8,000
MFS Investors Trust Series
S&P 500 Index
4/99
12/99
12/00
12/01

Average Annual Returns

	MFS Investors Series	S&P 500	Lipper Variable Large Cap Core Average
1 Year	−15.9%	−11.9%	−13.0%
Since Inception	−5.4	−4.3	—

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was -10.4%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund

MFS Investors Trust Series

Investments as of December 31, 2001

Common Stocks—93.3% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—0.6%	
700	General Dynamics Corp.	$ 55,748
700	Northrop Grumman Corp.	70,567
431	The Boeing Co.	16,714
		143,029
	Aluminum—0.8%	
5,764	Alcoa, Inc.	204,910
	Apparel & Textiles—0.2%	
848	NIKE, Inc. (Class B)	47,692
	Automobiles—0.1%	
1,860	Ford Motor Co.	29,239
	Banks—6.4%	
5,682	Bank of America Corp.	357,682
12,292	Citigroup, Inc.	620,500
2,358	Comerica, Inc.	135,113
4,092	FleetBoston Financial Corp.	149,358
1,949	Mellon Financial Corp.	73,321
1,310	SouthTrust Corp.	32,318
1,350	US Bancorp	28,258
4,763	Wells Fargo & Co.	206,952
		1,603,502
	Biotechnology—0.2%	
676	Genzyme Corp. (b)	40,465
	Business Services—2.5%	
2,442	Automatic Data Processing, Inc.	143,834
590	Avery Dennison Corp.	33,353
841	Cendant Corp. (b)	16,492
1,397	Concord EFS, Inc. (b)	45,794
3,919	First Data Corp.	307,445
2,000	IMS Health, Inc.	39,020
1,717	Waste Management, Inc.	54,789
		640,727
	Chemicals—1.2%	
1,749	Air Products & Chemicals, Inc.	82,046
890	Dow Chemical Co.	30,064
630	E. I. du Pont de Nemours	26,781
2,452	Praxair, Inc.	135,473
880	Rohm & Haas Co.	30,475
		304,839
	Communication Services—5.3%	
9,023	AOL Time Warner, Inc.	289,638
670	Alltel Corp.	41,359
1,290	BCE, Inc.	29,412

Shares		Value (Note 1A)
	Communication Services—(Continued)	
4,352	Clear Channel Communications (b)	$ 221,561
554	Comcast Corp. (b)	19,944
1,200	Liberty Media Corp.	16,800
707	Reuters Group, Plc. (ADR)	42,413
6,360	SBC Communications, Inc.	249,121
9,771	Viacom, Inc. (Class B) (b)	431,390
		1,341,638
	Communications—4.0%	
5,390	Analog Devices, Inc. (b)	239,262
730	Ciena Corp. (b)	10,446
12,370	Cisco Systems, Inc. (b)	224,021
4,004	Dell Computer Corp. (b)	108,829
1,290	EMC Corp. (b)	17,338
558	Echostar Communications, Inc. (b)	15,328
2,190	GlobalSantaFe Corp.	62,459
7,070	Motorola, Inc.	106,191
5,394	Nokia Corp. (ADR)	132,315
1,830	Qualcomm, Inc. (b)	92,415
		1,008,604
	Computers & Business Equipment—4.7%	
2,820	Compaq Computer Corp.	27,523
5,326	International Business Machines Corp.	644,233
507	LSI Logic Corp.	8,000
634	Lam Research Corp. (b)	14,721
650	Lexmark International, Inc. (b)	38,350
1,540	Linear Technology Corp.	60,122
591	Micron Technology, Inc.	18,321
2,119	Novellus Systems, Inc.	83,595
1,760	STMicroelectronics N.V. (ADR)	55,739
6,065	Sun Microsystems, Inc.	74,600
5,832	Texas Instruments, Inc.	163,296
		1,188,500
	Conglomerates—4.0%	
14,044	General Electric Co.	562,883
7,454	Tyco International, Ltd.	439,041
		1,001,924
	Cosmetics & Toiletries—0.8%	
5,376	Gillette Co.	179,558
913	The Estée Lauder Companies, Inc.	29,271
		208,829
	Domestic Oil—4.5%	
1,489	Anadarko Petroleum Corp.	84,650
796	Apache Corp.	39,724
3,931	BP Amoco, Plc. (ADR)	182,831

See accompanying notes to financial statements.

New England Zenith Fund
MFS Investors Trust Series
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Domestic Oil—(Continued)	
650	ChevronTexaco Corp.	$ 58,246
1,230	Conoco, Inc.	34,809
230	Devon Energy Corp.	8,890
14,480	ExxonMobil Corp.	569,064
890	Occidental Petroleum Corp.	23,612
1,850	Schlumberger, Ltd.	101,657
1,071	Unocal Corp.	38,631
		1,142,114
	Drugs & Health Care—10.0%	
1,381	Allergan, Inc.	103,644
2,820	Applera Corp. (b)	110,741
5,330	Bristol-Myers Squibb Co.	271,830
2,466	Cardinal Health, Inc.	159,451
5,302	Eli Lilly & Co.	416,419
655	Genentech, Inc.	35,534
2,700	Guidant Corp. (b)	134,460
3,340	HCA Healthcare Co.	128,724
800	HealthSouth Corp.	11,856
627	McKesson Corp.	23,450
1,730	Merck & Co., Inc.	101,724
19,056	Pfizer, Inc.	759,381
1,840	Pharmacia Corp.	78,476
3,770	Schering-Plough Corp.	135,004
908	UnitedHealth Group, Inc.	64,259
		2,534,954
	Electric Utilities—1.4%	
1,430	Calpine Corp. (b)	24,010
1,270	Dominion Resources, Inc.	76,327
1,304	Duke Energy Co.	51,195
980	Dynegy, Inc.	24,990
2,835	Exelon Corp.	135,740
791	FirstEnergy Corp.	27,669
276	TXU Corp.	6,900
		346,831
	Electronics—0.7%	
542	Agilent Technologies, Inc. (b)	15,452
1,030	Flextronics International, Ltd. (b)	24,710
3,309	Intel Corp.	104,068
1,360	JDS Uniphase Corp.	11,805
590	Maxim Integrated Products, Inc. (b)	30,981
		187,016
	Federal Agencies—3.3%	
9,548	Federal Home Loan Mortgage Corp.	624,439
2,561	Federal National Mortgage Association	203,600
		828,039
	Finance & Banking—0.5%	
2,459	State Street Corp.	$ 128,483
	Financial Services—3.3%	
928	American Express Co.	33,120
2,490	Capital One Financial Corp.	134,336
1,260	Goldman Sachs Group, Inc.	116,865
2,426	Hartford Financial Services Group, Inc.	152,426
3,428	Merrill Lynch & Co., Inc.	178,667
2,813	Morgan Stanley Dean Witter & Co.	157,359
1,173	PNC Financial Services Group, Inc.	65,923
		838,696
	Food & Beverages—2.2%	
4,805	Anheuser Busch Cos., Inc.	217,234
680	Coca Cola Co.	32,062
330	Kellogg Co.	9,933
780	Kraft Foods, Inc.	26,543
5,279	PepsiCo, Inc.	257,035
		542,807
	Foreign Corporate—2.7%	
1,302	Akzo Nobel NV, (EUR)	58,123
11,458	Diageo, Plc., (GBP)	130,762
200	Fast Retailing Co., Ltd., (JPY)	17,800
4,431	Jefferson Smurfit Group, Plc., (GBP)	9,619
64	Muenchener Ruckverssicherungs AG, (EUR)	17,373
397	Nestle S.A., (CHF)	84,682
1,694	Novartis AG, (CHF)	61,244
1,659	Sanofi-Synthelabo S.A., (EUR)	123,753
1,652	Syngenta AG, (CHF)	85,606
610	Total Fina S.A., (EUR)	87,096
		676,057
	Gas & Pipeline Utilities—1.1%	
2,705	El Paso Corp.	120,670
920	KeySpan Corp.	31,878
3,353	NiSource, Inc.	77,320
2,048	The Williams Companies, Inc.	52,265
		282,133
	Health Care-Products—4.3%	
8,845	American Home Products Corp.	542,729
4,931	Johnson & Johnson	291,422
3,193	Procter & Gamble Co.	252,662
		1,086,813

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Industrial Machinery—1.1%	
910	Caterpillar, Inc.	$ 47,547
1,041	Danaher Corp.	62,783
2,939	Deere & Co.	128,317
1,020	Ingersoll-Rand Co.	42,646
		281,293
	Insurance—5.0%	
1,257	AFLAC, Inc.	30,872
910	Allstate Corp.	30,667
7,731	American International Group, Inc.	613,841
1,070	CIGNA Corp.	99,135
770	Lincoln National Corp.	37,399
460	Marsh & McLennan Cos., Inc.	49,427
380	The Chubb Corp.	26,220
5,976	The St. Paul Cos., Inc.	262,765
1,578	UnumProvident Corp.	41,833
900	Xl Capital, Ltd.	82,224
		1,274,383
	Internet—0.1%	
660	Check Point Software Technologies, Ltd. (ADR)	26,327
	Leisure—0.2%	
2,100	The Walt Disney Co.	43,512
	Medical Laboratories—0.7%	
3,347	Abbott Laboratories	186,595
	Mining—0.8%	
1,749	Minnesota Mining & Manufacturing Co.	206,749
	Newspapers—0.7%	
3,969	New York Times Co.	171,659
	Paper & Forest—0.9%	
4,066	International Paper Co.	164,063
1,199	Kimberly-Clark Corp.	71,700
		235,763
	Petroleum Services—0.4%	
2,841	Baker Hughes, Inc.	103,611
	Publishing—1.1%	
3,072	Gannett, Inc.	206,531
985	McGraw-Hill Cos, Inc.	60,065
		266,596

Shares		Value (Note 1A)
	Railroads & Equipment—0.1%	
600	Burlington Northern Santa Fe Corp.	$ 17,118
	Retail—6.0%	
2,132	Costco Wholesale Corp. (b)	94,618
589	Family Dollar Stores, Inc. (b)	17,658
490	Home Depot, Inc.	24,995
1,986	Lowe's Cos., Inc.	92,170
5,492	Safeway, Inc. (b)	229,291
3,168	Sears Roebuck & Co.	150,923
1,418	Sysco Corp.	37,180
4,414	Target Corp.	181,195
2,300	The Gap, Inc.	32,062
7,671	The Kroger Co. (b)	160,094
7,886	Wal-Mart Stores, Inc.	453,839
1,360	Walgreen Co.	45,778
		1,519,803
	Software—4.8%	
2,231	Adobe Systems, Inc.	69,273
1,519	BMC Software, Inc. (b)	24,866
11,066	Microsoft Corp. (b)	733,122
16,194	Oracle Corp. (b)	223,639
680	VeriSign, Inc. (b)	25,867
3,050	Veritas Software Corp. (b)	136,732
		1,213,499
	Telephone—3.9%	
5,750	AT&T Corp.	104,305
6,483	AT&T Wireless Services, Inc.	93,161
6,800	BellSouth Corp.	259,420
3,269	Nortel Networks Corp.	24,518
4,778	Sprint Corp. (FON Group)	95,942
2,990	Sprint Corp. (PCS Group) (b)	72,986
6,875	Verizon Communications	326,287
		976,619
	Tobacco—1.5%	
8,145	Philip Morris Cos., Inc.	373,448
	Transportation—0.5%	
2,706	Canadian National Railway Co. (ADR)	130,646
	Trucking & Freight Forwarding—0.7%	
1,580	FedEx Corp.	81,971
1,684	United Parcel Service, Inc. (Class B)	91,778
		173,749
	Total Common Stocks (Identified Cost $23,257,097)	23,559,211

See accompanying notes to financial statements.

New England Zenith Fund

MFS Investors Trust Series

Investments as of December 31, 2001

Short Term Investments—5.7%

Face Amount		Value (Note 1A)
	Discount Notes—5.7%	
$1,432,000	Federal Home Loan Mortgage 1.490%, 01/02/02	$ 1,431,941
	Total Short Term Investments (Identified Cost $1,431,941)	1,431,941
	Total Investments—99.0% (Identified Cost $24,689,038) (a)	24,991,152
	Other assets less liabilities	245,469
	Total Net Assets—100%	$25,236,621

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $25,309,582 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 578,765
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(897,195)
Net unrealized depreciation	$(318,430)

(b) *Non-income producing security.*

Key to Abbreviations:

ADR— *An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

CHF— *Swiss Franc*

EUR— *Euro Currency*

GBP— *Pound Sterling*

JPY— *Japanese Yen*

See accompanying notes to financial statements.

New England Zenith Fund
MFS Investors Trust Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$24,991,152
Cash		326,303
Receivable for:		
Securities sold		509,824
Fund shares sold		124,693
Dividends		19,632
Foreign taxes		1,235
Due from Investment Adviser		8,202
Total Assets		25,981,041
Liabilities		
Payable for:		
Fund shares redeemed	$ 55,059	
Securities purchased	576,036	
Due to sub-custodian bank	89,356	
Accrued expenses:		
Management fees	8,319	
Service and distribution fees	75	
Deferred trustees fees	3,505	
Other expenses	12,070	
Total Liabilities		744,420
Net Assets		$25,236,621
Net assets consist of:		
Capital paid in		$28,481,022
Undistributed net investment income		69,858
Accumulated net realized gains (losses)		(3,615,809)
Unrealized appreciation (depreciation) on investments and foreign currency		301,550
Net Assets		$25,236,621
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($24,506,473 divided by 2,860,799 shares of beneficial interest)		$ 8.57
Class E		
Net asset value and redemption price per share ($730,148 divided by 85,199 shares of beneficial interest)		$ 8.57
Identified cost of investments		$24,689,038

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 246,756 (a)
Interest		56,624
		303,380
Expenses		
Management fees	$ 153,673	
Service and distribution fees—Class E	150	
Trustees fees and expenses	13,567	
Custodian	77,725	
Audit and tax services	20,429	
Legal	940	
Printing	10,993	
Insurance	277	
Miscellaneous	3,569	
Total expenses before reductions	281,323	
Less expenses assumed by the investment adviser	(96,274)	185,049
Net Investment Income		118,331
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(3,209,451)	
Foreign currency transactions—net	(5,565)	(3,215,016)
Unrealized appreciation (depreciation) on:		
Investments—net	(286,811)	
Foreign currency transactions—net	(1,713)	(288,524)
Net gain (loss)		(3,503,540)
Net Increase (Decrease) in Net Assets From Operations		$(3,385,209)

(a) *Net of foreign taxes of $3,687*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 118,331	$ 67,027
Net realized gain (loss)	(3,215,016)	(178,651)
Unrealized appreciation (depreciation)	(288,524)	155,118
Increase (decrease) in net assets from operations	(3,385,209)	43,494
From Distributions to Shareholders		
Net investment income		
Class A	(84,659)	(6,760)
Class E	0	0
Total distributions	(84,659)	(6,760)
Increase (decrease) in net assets from capital share transactions	10,284,095	11,544,429
Total increase (decrease) in net assets	6,814,227	11,581,163
Net Assets		
Beginning of the year	18,422,394	6,841,231
End of the year	$25,236,621	$18,422,394
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 69,858	$ 42,256

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	**$**	**Shares**	**$**
Class A				
Sales	1,826,015	$16,392,270	1,577,722	$16,097,354
Reinvestments	9,103	84,659	659	6,760
Redemptions	(774,309)	(6,903,819)	(445,398)	(4,559,685)
Net increase (decrease)	1,060,809	$ 9,573,110	1,132,983	$11,544,429
Class E				
Sales	86,421	$ 721,332	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(1,222)	(10,347)	0	0
Net increase (decrease)	85,199	$ 710,985	0	$ 0
Increase (decrease) derived from capital share transactions	1,146,008	$10,284,095	1,132,983	$11,544,429

See accompanying notes to financial statements.

Financial Highlights

	Class A			Class E
	Year Ended December 31,		April 30, 1999(a) through December 31, 1999	May 1, 2001(a) through December 31, 2001
	2001	2000		
Net Asset Value, Beginning of Period	$ 10.23	$ 10.26	$10.00	$ 9.56
Income From Investment Operations				
Net investment income	0.05	0.04	0.02	0.01
Net realized and unrealized gain (loss) on investments	(1.67)	(0.06)	0.26	(1.00)
Total from investment operations	(1.62)	(0.02)	0.28	(0.99)
Less Distributions				
Distributions from net investment income	(0.04)	(0.01)	(0.02)	0.00
Total distributions	(0.04)	(0.01)	(0.02)	0.00
Net Asset Value, End of Period	$ 8.57	$ 10.23	$10.26	$ 8.57
Total Return (%)	(15.9)	(0.2)	2.9 (b)	(10.4)(b)
Ratio of operating expenses to average net assets (%)	0.90	0.90	0.90 (c)	1.05 (c)
Ratio of net investment income to average net assets (%)	0.58	0.51	0.45 (c)	0.26 (c)
Portfolio turnover rate (%)	86	68	60 (c)	86
Net assets, end of period (000)	$24,506	$18,422	$6,841	$ 730
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	1.37	1.57	2.03 (c)	1.52 (c)

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve long-term growth of capital.

INCEPTION DATE 4/30/99

ASSET CLASS
Large Cap Stocks

NET ASSETS
$43 Million

PORTFOLIO MANAGER
Committee of MFS Equity Research Analysts

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the MFS Research Managers Series Class A shares returned –21.0%, underperforming its benchmark, the Standard & Poor's 500 Stock Index,®[10] which returned –11.9% for the same time period. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Large Core Fund[5] category, was –13.0% for the year.

PORTFOLIO ACTIVITY

Throughout 2001, U.S. equity markets continued to be plagued by weakness and volatility. The slowing economy, accompanied by a flood of disappointing company earnings announcements and then crippled by the terrorist attacks kept all of the major stock indexes highly volatile. Following the attacks, the U.S. equity markets were closed for the longest stretch since the Great Depression and posted significant declines after reopening. Despite the Federal Reserve Board's effort to provide emergency liquidity to the markets by cutting interest rates an unprecedented 11 times in 2001, the market remained volatile.

Amid this difficult environment, the largest detractors to performance included several underperforming holdings in technology and utilities & communications. After years of expansion, a combination of rising interest rates, high valuations, and rising energy prices stalled business and consumer demand. Recent conditions affected technology and telecommunications companies more than the rest of the market because many of them had been priced in expectation of uninterrupted business expansion. In anticipation of a slowdown in the global economy, we worked hard to identify stocks that we believed would continue to deliver attractive performance in a downturn, stocks such as EMC, Cisco, Comverse Technology and Qwest. Unfortunately, this did not translate to positive performance because these companies were punished along with the rest of the growth sector. We still believe technology and telecommunications stocks offer strong sources of earnings growth and should fare better when the economy improves. Other individual securities that hurt performance were CVS and Safeway.

On a more positive note, a significant contributor to performance was strong stock selection in the financial services sector. In particular, holdings in Bank of America, the Federal Home Loan Mortgage Corporation, and the Federal National Mortgage Association drove performance. Bank of America performed well as the company announced it was selling its unprofitable businesses and benefited from lower interest rates, spurring a surge in mortgage applications and re-financings. Other individual securities that helped performance included Microsoft, Sprint, General Dynamics, and IBM.

PORTFOLIO OUTLOOK[11]

We have seen a recent improvement in performance that we hope will carry over into 2002. We are relatively cautious about the economy. As a result, some of our biggest positions were in healthcare, particularly pharmaceutical stocks. We also still have big positions in oil companies and the financial services area. While we have been very conservative in our positioning, we will be looking to gradually transition the portfolio to be more aggressive in anticipation of a recovery in 2002. We will be looking at more cyclical names that are trading at low valuations. If we begin to see an improvement in business fundamentals and the earnings outlook for some of the beaten down technology and telecommunications stocks, we may gradually move into these sectors in an effort to capitalize on their aggressive growth potential.

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX


$13,000
12,000
11,000
10,000
9,000
8,000
MFS Research Managers Series
S&P 500 Index
4/99
12/99
12/00
12/01

Average Annual Returns

	MFS Research Managers	S&P 500	Lipper Variable Large Cap Core Average
1 Year	–21.0%	–11.9%	–13.0%
Since Inception	–3.4	–4.3	—

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was –14.4%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
American Home Products Corp.	2.8%
ExxonMobil Corp.	2.7%
Viacom, Inc. (Class B)	2.6%
Pfizer, Inc.	2.5%
Bank of America Corp.	2.3%
Eli Lilly & Co.	2.3%
Federal Home Loan Mortgage Corp.	2.2%
Johnson & Johnson	2.2%
Citigroup, Inc.	2.2%
Federal National Mortgage Association	2.1%

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
MFS Research Managers Series
Investments as of December 31, 2001

Common Stocks—95.1% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—0.9%	
4,000	Northrop Grumman Corp.	$ 403,240
	Aluminum—0.7%	
8,010	Alcoa, Inc.	284,756
	Apparel & Textiles—0.8%	
6,100	NIKE, Inc. (Class B)	343,064
	Automobiles—1.2%	
9,060	Harley Davidson, Inc.	492,048
	Banks—6.8%	
15,420	Bank of America Corp.	970,689
18,428	Citigroup, Inc.	930,245
2,400	Comerica, Inc.	137,520
19,190	FleetBoston Financial Corp.	700,435
6,480	SouthTrust Corp.	159,862
		2,898,751
	Biotechnology—1.0%	
7,300	Genzyme Corp. (b)	436,978
	Broadcasting—0.1%	
1,000	USA Networks, Inc. (b)	27,310
	Business Services—0.8%	
5,600	Automatic Data Processing, Inc.	329,840
	Chemicals—0.9%	
3,200	Air Products & Chemicals, Inc.	150,112
4,020	Praxair, Inc.	222,105
		372,217
	Communication Services—6.2%	
10,680	AOL Time Warner, Inc.	342,828
7,500	Charter Communications, Inc.	123,225
13,100	Clear Channel Communications (b)	666,921
10,510	Comcast Corp. (b)	378,360
25,234	Viacom, Inc. (Class B) (b)	1,114,081
		2,625,415
	Communications—5.6%	
14,250	Analog Devices, Inc. (b)	632,557
16,320	Ciena Corp. (b)	233,539
9,700	Dell Computer Corp. (b)	263,646
13,200	Echostar Communications, Inc. (b)	362,604
	Communications—(Continued)	
7,721	GlobalSantaFe Corp.	$ 220,203
20,200	Motorola, Inc.	303,404
4,810	Qualcomm, Inc. (b)	242,905
9,330	SBA Communcations Corp. (b)	121,477
		2,380,335
	Computers & Business Equipment—3.4%	
46,170	Atmel Corp. (b)	340,273
13,760	Enterasys Networks, Inc.	121,776
4,480	International Business Machines Corp.	541,901
8,500	Linear Technology Corp.	331,840
2,743	QLogic Corp.	122,091
		1,457,881
	Conglomerates—2.0%	
14,400	Tyco International, Ltd.	848,160
	Cosmetics & Toiletries—0.5%	
6,500	Gillette Co.	217,100
	Domestic Oil—4.8%	
4,300	Anadarko Petroleum Corp.	244,455
2,409	Apache Corp.	120,161
5,200	Devon Energy Corp.	200,980
5,980	EOG Resources, Inc.	233,878
2,660	Equitable Resources, Inc.	90,626
29,608	ExxonMobil Corp.	1,163,594
		2,053,694
	Drugs & Health Care—7.5%	
1,200	Allergan, Inc.	90,060
11,220	Applera Corp. (b)	440,609
4,895	Cardinal Health, Inc.	316,511
12,300	Eli Lilly & Co.	966,042
5,750	Guidant Corp. (b)	286,350
26,915	Pfizer, Inc.	1,072,563
		3,172,135
	Electric Utilities—1.3%	
9,800	Calpine Corp. (b)	164,542
15,210	Dynegy, Inc.	387,855
		552,397
	Electrical Equipment—1.1%	
3,300	SPX Corp. (b)	451,770

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Electronics—1.4%	
17,178	Flextronics International, Ltd. (b)	$ 412,100
6,260	Intel Corp.	196,877
		608,977
	Federal Agencies—4.4%	
14,490	Federal Home Loan Mortgage Corp.	947,646
11,410	Federal National Mortgage Association	907,095
		1,854,741
	Financial Services—2.7%	
9,410	Capital One Financial Corp.	507,670
1,500	Goldman Sachs Group, Inc.	139,125
3,400	Hartford Financial Services Group, Inc.	213,622
5,040	PNC Financial Services Group, Inc.	283,248
		1,143,665
	Food & Beverages—1.1%	
7,930	Anheuser Busch Cos., Inc.	358,515
2,613	PepsiCo, Inc.	127,227
		485,742
	Foreign Corporate—5.0%	
28,909	BP Amoco, Plc., (GBP)	224,429
17,523	Diageo, Plc., (GBP)	199,978
2,700	Honda Motor Co., (JPY)	107,786
43,000	Jefferson Smurfit Group, Plc., (GBP)	93,345
2,400	Novartis AG, (CHF)	86,768
4,010	Sanofi-Synthelabo S.A., (EUR)	299,124
5,555	Syngenta AG, (CHF)	287,859
500	Technip-Coflexip S.A., (EUR)	66,761
2,910	Total Fina S.A., (EUR)	415,490
2,900	Unilever MV, (EUR)	169,988
62,418	Vodafone AirTouch, Plc., (GBP)	163,111
		2,114,639
	Gas & Pipeline Utilities—1.1%	
10,548	El Paso Corp.	470,546
	Health Care—Products—6.0%	
19,230	American Home Products Corp.	1,179,952
15,900	Johnson & Johnson	939,690
5,600	Procter & Gamble Co.	443,128
		2,562,770
	Hotels & Restaurants—0.3%	
4,600	Starwood Hotels & Resorts Worldwide, Inc. (Class B)	137,310
	Industrial Machinery—2.1%	
4,100	Danaher Corp.	$ 247,271
10,420	Deere & Co.	454,937
2,600	Illinois Tool Works, Inc.	176,072
		878,280
	Insurance—7.5%	
10,900	ACE, Ltd.	437,635
9,430	AFLAC, Inc.	231,601
6,400	Allstate Corp.	215,680
11,328	American International Group, Inc.	899,443
4,570	CIGNA Corp.	423,410
2,400	The Chubb Corp.	165,600
8,950	The St. Paul Cos., Inc.	393,532
4,700	Xl Capital, Ltd.	429,392
		3,196,293
	Investment Brokerage—0.5%	
4,400	Merrill Lynch & Co., Inc.	229,328
	Mining—1.3%	
4,790	Minnesota Mining & Manufacturing Co.	566,226
	Paper & Forest—1.2%	
5,200	International Paper Co.	209,820
3,700	Kimberly-Clark Corp.	221,260
1,800	Willamette Industries, Inc.	93,816
		524,896
	Retail—7.3%	
5,600	Family Dollar Stores, Inc. (b)	167,888
13,600	Home Depot, Inc.	693,736
5,600	Lowe's Cos., Inc.	259,896
19,650	Safeway, Inc. (b)	820,388
7,000	Sears Roebuck & Co.	333,480
10,200	Target Corp.	418,710
7,000	Wal-Mart Stores, Inc.	402,850
		3,096,948
	Software—3.6%	
12,270	Comverse Technology, Inc.	274,480
30,070	Oracle Corp. (b)	415,267
8,330	Rational Software Corp. (b)	162,435
8,800	Sungard Data Systems, Inc. (b)	254,584
5,930	VeriSign, Inc. (b)	225,577
4,544	Veritas Software Corp. (b)	203,707
		1,536,050

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Telephone—3.3%	
22,633	AT&T Wireless Services, Inc.	$ 325,236
16,100	BellSouth Corp.	614,215
23,410	Sprint Corp. (FON Group)	470,073
		1,409,524
	Trucking & Freight Forwarding—0.7%	
5,800	United Parcel Service, Inc. (Class B)	316,100
	Total Common Stocks (Identified Cost $42,343,795)	40,479,126

Short Term Investments—4.4%

Face Amount		Value (Note 1A)
	Discount Notes—4.4%	
$1,875,000	Federal Home Loan Mortgage 1.490%, 01/02/02	$ 1,874,922
	Total Short Term Investments (Identified Cost $1,874,922)	1,874,922
	Total Investments—99.5% (Identified Cost $44,218,717) (a)	42,354,048
	Other assets less liabilities	214,198
	Total Net Assets—100%	$42,568,246

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $44,589,906 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 2,138,921
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(4,374,779)
Net unrealized depreciation	$(2,235,858)

(b) *Non-income producing security.*

Key to Abbreviations:
CHF— *Swiss Franc*
EUR— *Euro Currency*
GBP— *Pound Sterling*
JPY— *Japanese Yen*

See accompanying notes to financial statements.

New England Zenith Fund
MFS Research Managers Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$ 42,354,048
Cash		106,537
Foreign cash at value (Identified cost $31,037)		30,350
Receivable for:		
Securities sold		222,721
Fund shares sold		143,152
Dividends		29,200
Foreign taxes		2,603
Due from Investment Adviser		18,500
Total Assets		42,907,111
Liabilities		
Payable for:		
Fund shares redeemed	$ 74,614	
Securities purchased	234,816	
Withholding taxes	73	
Accrued expenses:		
Management fees	22,913	
Service and distribution fees	40	
Deferred trustees fees	3,506	
Other expenses	2,903	
Total Liabilities		338,865
Net Assets		$ 42,568,246
Net assets consist of:		
Capital paid in		$ 58,351,795
Undistributed net investment income		51,612
Accumulated net realized gains (losses)		(13,969,916)
Unrealized appreciation (depreciation) on investments and foreign currency		(1,865,245)
Net Assets		$ 42,568,246
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($42,191,372 divided by 4,668,223 shares of beneficial interest)		$ 9.04
Class E		
Net asset value and redemption price per share ($376,874 divided by 41,829 shares of beneficial interest)		$ 9.01
Identified cost of investments		$ 44,218,717

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 424,676(a)
Interest		64,451
		489,127
Expenses		
Management fees	$ 352,183	
Service and distribution fees—Class E	107	
Trustees fees and expenses	14,196	
Custodian	79,988	
Audit and tax services	20,429	
Legal	2,272	
Printing	26,501	
Insurance	721	
Miscellaneous	3,521	
Total expenses before reductions	499,918	
Expense reductions	(977)	
Less expenses assumed by the investment adviser	(76,976)	421,965
Net Investment Income		67,162
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(13,473,948)	
Foreign currency transactions—net	(23,438)	(13,497,386)
Unrealized appreciation (depreciation) on:		
Investments—net	1,491,359	
Foreign currency transactions—net	312	1,491,671
Net gain (loss)		(12,005,715)
Net Increase (Decrease) in Net Assets From Operations		$(11,938,553)

(a) *Net of foreign taxes of $4,338*

See accompanying notes to financial statements.

New England Zenith Fund
MFS Research Managers Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From operations		
Net investment income	$ 67,162	$ 26,679
Net realized gain (loss)	(13,497,386)	(16,643)
Unrealized appreciation (depreciation)	1,491,671	(4,412,858)
Increase (decrease) in net assets from operations	(11,938,553)	(4,402,822)
From distributions to shareholders		
Net investment income		
Class A	(4,898)	(13,218)
Class E	0	0
	(4,898)	(13,218)
Net realized gain		
Class A	(450,593)	0
Class E	0	0
	(450,593)	0
Total distributions	(455,491)	(13,218)
Increase (decrease) in net assets from capital share transactions	1,051,961	51,454,317
Total increase (decrease) in net assets	(11,342,083)	47,038,277
Net assets		
Beginning of the year	53,910,329	6,872,052
End of the year	$ 42,568,246	$53,910,329
Undistributed (overdistributed) net investment income		
End of the year	$ 51,612	$ (5,390)

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	2,430,761	$ 24,234,645	4,980,772	$ 62,397,122
Reinvestments	44,525	455,491	1,033	13,218
Redemptions	(2,477,652)	(24,008,171)	(884,946)	(10,956,023)
Net increase (decrease)	(2,366)	$ 681,965	4,096,859	$ 51,454,317
Class E				
Sales	42,533	$ 376,060	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(704)	(6,064)	0	0
Net increase (decrease)	41,829	$ 369,996	0	$ 0
Increase (decrease) derived from capital share transactions	39,463	$ 1,051,961	4,096,859	$ 51,454,317

See accompanying notes to financial statements.

New England Zenith Fund
MFS Research Managers Series

Financial Highlights

	Class A			Class E
	Year Ended December 31,		April 30, 1999(a) through December 31, 1999	May 1, 2001(a) through December 31, 2001
	2001	2000		
Net asset value, beginning of period	$ 11.54	$ 11.98	$10.00	$10.52
Income from investment operations				
Net investment income	0.01	0.02	0.00	0.02
Net realized and unrealized gain (loss) on investments	(2.42)	(0.45)	1.98	(1.53)
Total from investment operations	(2.41)	(0.43)	1.98	(1.51)
Less distributions				
Distributions from net investment income	0.00	(0.01)	0.00	0.00
Distributions from net realized capital gains	(0.09)	0.00	0.00	0.00
Total distributions	(0.09)	(0.01)	0.00	0.00
Net asset value, end of period	$ 9.04	$ 11.54	$11.98	$ 9.01
Total return (%)	(21.0)	(3.6)	19.8 (b)	(14.4)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	0.90	0.90	0.90 (c)	1.05 (c)
Ratio of operating expenses to average net assets after expense reductions (%)(d)	0.90	0.90	—	1.05 (c)
Ratio of net investment income to average net assets (%)	0.14	0.09	(0.06)(c)	0.08 (c)
Portfolio turnover rate (%)	98	83	84 (c)	98
Net assets, end of period (000)	$42,191	$53,910	$6,872	$ 377
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	1.06	1.25	2.03 (c)	1.21 (c)

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Series has entered into arrangements with certain brokers who paid a portion of the Series expenses.*

See accompanying notes to financial statements.

WESTPEAK GROWTH AND INCOME SERIES

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve long-term total return through investment in equity securities.

INCEPTION DATE 4/30/93

ASSET CLASS
Large Cap Stocks

NET ASSETS
$301 Million

PORTFOLIO MANAGER
Gerald H. Scriver

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Westpeak Growth and Income Series Class A shares returned −13.9%, underperforming its benchmark, the Standard & Poor's 500 Stock Index®,[10] which returned −11.9% for the same time period. The average return of the Series' peer group, the Lipper Variable Insurance Products Multi-Cap Core Fund category,[5] was −12.9% for the year.

The Series performance versus the benchmark can be attributed mostly to above-market exposure to stocks with high recent relative strength, which underperformed during the year, and below-market exposure to more volatile stocks, which outperformed, especially during the fourth quarter. Benefiting performance late in the year was an above-market weight in the Technology sector, which outperformed the benchmark during the fourth quarter.

PORTFOLIO ACTIVITY

Since the end of the second quarter, we have shifted the portfolio sector weighting. Namely, we reduced the portfolio's exposure in Energy from above-market weight to below, and in Services from above-market weight to neutral. Meanwhile we increased exposure to the Technology sector from neutral to above-market weight. We also reduced the magnitude of our underweight to the Interest Sensitive sector. Also, we shifted the capitalization bias of the portfolio from being smaller than the market average to slightly above.

PORTFOLIO OUTLOOK[11]

Although the U.S. economy has shown signs of bottoming, the extent and duration of the potential recovery remain unclear. Investing in companies with strong market positions and reasonable valuations appears prudent given the potential for volatility as the economy regains its footing. As always, strong risk control will help to maintain a steady course and mitigate the effect of negative surprises. We would expect investors to continue to drift gradually back to industries they had previously abandoned, especially within the Technology sector.

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX



$38,000
32,000
26,000
20,000
14,000
8,000
Westpeak Growth and Income Series
S&P 500 Index
4/93
12/95
12/97
12/99
12/01

Average Annual Returns

	Growth and Income	S&P 500	Lipper Variable Multi-Cap Value Funds Average
1 Year	−13.9%	−11.9%	−12.9%
3 Years	−3.7	−1.0	2.8
5 Years	8.2	10.7	9.0
Since inception	12.2	13.9	

The total non-annualized return of the Class E shares from their May 1, 2001 inception date through December 31, 2001 was −11.8%.

Performance numbers are net of all Series expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Microsoft Corp.	4.7%
Pfizer, Inc.	4.2%
Intel Corp.	4.0%
Johnson & Johnson	3.7%
Procter & Gamble Co.	3.0%
Bank of America Corp.	3.0%
Merck & Co., Inc.	3.0%
Verizon Communications	2.9%
Cisco Systems, Inc.	2.8%
PepsiCo, Inc.	2.4%

See footnotes to Portfolio Manager Commentary.

New England Zenith Fund
Westpeak Growth and Income Series
Investments as of December 31, 2001

Common Stocks—99.0% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—1.5%	
75,200	Honeywell International, Inc.	$ 2,543,264
29,600	United Technologies Corp.	1,913,048
		4,456,312
	Banks—7.9%	
143,000	Bank of America Corp.	9,001,850
110,166	Citigroup, Inc.	5,561,180
157,600	National City Corp.	4,608,224
180,000	SouthTrust Corp.	4,440,600
		23,611,854
	Business Services—5.2%	
56,900	Deluxe Corp.	2,365,902
69,300	Electronic Data Systems Corp.	4,750,515
44,300	First Data Corp.	3,475,335
38,600	H&R Block, Inc.	1,725,420
22,700	Hotel Reservations Network, Inc. (b)	1,044,200
57,600	Pitney Bowes, Inc.	2,166,336
		15,527,708
	Communication Services—1.7%	
161,900	AOL Time Warner, Inc.	5,196,990
	Communications—5.6%	
467,000	Cisco Systems, Inc. (b)	8,457,370
164,700	Dell Computer Corp. (b)	4,476,546
79,100	Qualcomm, Inc. (b)	3,994,550
		16,928,466
	Computers & Business Equipment—4.0%	
248,500	Hewlett Packard Co.	5,104,190
28,500	International Business Machines Corp.	3,447,360
18,400	L-3 Communications Holdings, Inc. (b)	1,656,000
63,500	UTStarcom, Inc.	1,809,750
		12,017,300
	Conglomerates—3.9%	
163,000	General Electric Co.	6,533,040
89,500	Tyco International, Ltd.	5,271,550
		11,804,590
	Domestic Oil—4.0%	
22,000	ChevronTexaco Corp.	1,971,420
95,900	ExxonMobil Corp.	3,768,870
200,300	Occidental Petroleum Corp.	5,313,959
25,100	Valero Energy Corp.	956,812
		12,011,061
	Drugs & Health Care—12.1%	
32,500	Amgen, Inc. (b)	$ 1,834,300
104,700	Bristol-Myers Squibb Co.	5,339,700
8,900	Cardinal Health, Inc.	575,474
18,600	Eli Lilly & Co.	1,460,844
41,000	Hillenbrand Industries, Inc.	2,266,070
52,600	Medtronic, Inc.	2,693,646
151,800	Merck & Co., Inc.	8,925,840
318,200	Pfizer, Inc.	12,680,270
12,200	Tenet Healthcare Corp. (b)	716,384
		36,492,528
	Electric Utilities—1.8%	
61,500	American Electric Power, Inc.	2,677,095
55,500	TXU Corp.	2,616,825
		5,293,920
	Electronics—5.7%	
45,300	Agilent Technologies, Inc. (b)	1,291,503
382,300	Intel Corp.	12,023,335
45,400	KLA-Tencor Corp. (b)	2,250,024
34,600	Technologies Data Corp. (b)	1,497,488
		17,062,350
	Federal Agencies—1.9%	
19,700	Federal Home Loan Mortgage Corp.	1,288,380
55,500	Federal National Mortgage Association	4,412,250
		5,700,630
	Financial Services—3.6%	
45,400	Countrywide Credit Industries, Inc.	1,860,038
114,300	John Hancock Financial Services, Inc.	4,720,590
123,400	MBNA Corp.	4,343,680
		10,924,308
	Food & Beverages—5.0%	
24,700	Hershey Foods Corp.	1,672,190
30,200	McCormick & Co., Inc.	1,267,494
109,300	Pepsi Bottling Group, Inc.	2,568,550
148,900	PepsiCo, Inc.	7,249,941
36,800	Unilever N.V. (ADR)	2,120,048
		14,878,223
	Health Care—Products—7.0%	
11,900	AmerisourceBergen Corp.	756,245
190,600	Johnson & Johnson	11,264,460
114,300	Procter & Gamble Co.	9,044,559
		21,065,264

See accompanying notes to financial statements.

New England Zenith Fund
Westpeak Growth and Income Series
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Hotels & Restaurants—0.3%	
30,700	Wendy's International, Inc.	$ 895,519
	Household Products—0.5%	
25,600	Colgate Palmolive Co.	1,478,400
1	Energizer Holdings, Inc. (b)	19
		1,478,419
	Insurance—1.5%	
29,800	American International Group, Inc.	2,366,120
13,700	Progressive Corp.	2,045,410
		4,411,530
	Leisure—0.3%	
59,000	Mattel, Inc.	1,014,800
	Medical Laboratories—0.6%	
32,400	Abbott Laboratories	1,806,300
	Paper & Forest—0.3%	
33,500	Georgia-Pacific Corp.	924,935
	Railroads & Equipment—0.9%	
79,000	CSX Corp.	2,768,950
	Retail—6.1%	
59,400	Albertsons, Inc.	1,870,506
117,400	Costco Wholesale Corp. (b)	5,210,212
133,500	Home Depot, Inc.	6,809,835
47,700	Kohl's Corp.	3,359,988
17,000	Wal-Mart Stores, Inc.	978,350
		18,228,891
	Software—8.2%	
195,700	Computer Associates International, Inc.	6,749,693
27,100	Electronic Arts, Inc. (b)	1,624,645
211,500	Microsoft Corp. (b)	14,011,875
21,200	Nvidia Corp. (b)	1,418,280
24,900	VeriSign, Inc. (b)	947,196
		24,751,689
	Telephone—7.7%	
188,700	AT&T Wireless Services, Inc.	2,711,619
147,400	BellSouth Corp.	5,623,310
302,100	Sprint Corp. (FON Group)	6,066,168
185,000	Verizon Communications	8,780,100
		23,181,197
	Tobacco—1.7%	
81,300	Philip Morris Cos., Inc.	$ 3,727,605
43,000	UST, Inc.	1,505,000
		5,232,605
	Total Common Stocks (Identified Cost $292,940,712)	297,666,339

Short Term Investments—0.9%

Face Amount		Value (Note 1A)
	Repurchase Agreement—0.9%	
$2,569,000	State Street Corp. Repurchase Agreement dated 12/31/01 at 0.850% to be repurchased at $2,569,121 on 01/02/02, collaterized by $2,380,000 U.S. Treasury Notes 6.625% due 05/15/07 with a value of $2,662,417	2,569,000
	Total Short Term Investments (Identified Cost $2,569,000)	2,569,000
	Total Investments—99.9% (Identified Cost $295,509,712) (a)	300,235,339
	Other assets less liabilities	273,834
	Total Net Assets—100%	$300,509,173

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $295,801,184 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 19,899,127
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(15,464,972)
Net unrealized appreciation	$ 4,434,155

(b) *Non-income producing security.*

Key to Abbreviations:
ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

New England Zenith Fund
Westpeak Growth and Income Series

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$300,235,339
Cash		620
Receivable for:		
Securities sold		717,347
Dividends		320,792
Total Assets		301,274,098
Liabilities		
Payable for:		
Fund shares redeemed	$559,223	
Accrued expenses:		
Management fees	175,125	
Service and distribution fees	151	
Deferred trustees fees	14,115	
Other expenses	16,311	
Total Liabilities		764,925
Net Assets		$300,509,173
Net assets consist of:		
Capital paid in		$356,766,996
Undistributed net investment income		1,387,595
Accumulated net realized gains (losses)		(62,371,045)
Unrealized appreciation (depreciation) on investments		4,725,627
Net Assets		$300,509,173
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($298,982,447 divided by 1,910,349 shares of beneficial interest)		$ 156.51
Class E		
Net asset value and redemption price per share ($1,526,726 divided by 9,769 shares of beneficial interest)		$ 156.28
Identified cost of investments		$295,509,712

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 4,415,288(a)
Interest		87,942
		4,503,230
Expenses		
Management fees	$2,281,808	
Service and distribution fees—Class E	341	
Trustees fees and expenses	20,547	
Custodian	77,476	
Audit and tax services	20,429	
Legal	16,034	
Printing	191,318	
Insurance	7,147	
Miscellaneous	3,718	
Total expenses before reductions	2,618,818	
Expense reductions	(144,356)	2,474,462
Net Investment Income		2,028,768
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(49,415,198)
Unrealized appreciation (depreciation) on:		
Investments—net		(5,932,994)
Net gain (loss)		(55,348,192)
Net Increase (Decrease) in Net Assets From Operations		$(53,319,424)

(a) *Net of foreign taxes of $4,708*

See accompanying notes to financial statements.

New England Zenith Fund

Westpeak Growth and Income Series

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 2,028,768	$ 2,461,936
Net realized gain (loss)	(49,415,198)	(11,862,448)
Unrealized appreciation (depreciation)	(5,932,994)	(11,902,308)
Increase (decrease) in net assets from operations	(53,319,424)	(21,302,820)
From Distributions to Shareholders		
Net investment income		
Class A	(3,087,389)	0
Class E	0	0
	(3,087,389)	0
Net realized gain		
Class A	0	(10,436,502)
Class E	0	0
	0	(10,436,502)
Total distributions	(3,087,389)	(10,436,502)
Increase (decrease) in net assets from capital share transactions	(31,210,520)	2,326,027
Total increase (decrease) in net assets	(87,617,333)	(29,413,295)
Net Assets		
Beginning of the year	388,126,506	417,539,801
End of the year	$300,509,173	$388,126,506
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 1,387,595	$ 2,446,216

Other Information:

Capital Shares

At December 31, 2001 there was an unlimited number of shares of beneficial interest authorized, divided into two classes, Class A and Class E. Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	369,484	$ 61,284,271	605,352	$ 115,677,933
Reinvestments	17,877	3,087,389	55,478	10,436,502
Redemptions	(593,373)	(97,080,897)	(648,081)	(123,788,408)
Net increase (decrease)	(206,012)	$(32,709,237)	12,749	$ 2,326,027
Class E				
Sales	13,072	$ 2,016,302	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(3,303)	(517,585)	0	0
Net increase (decrease)	9,769	$ 1,498,717	0	$ 0
Increase (decrease) derived from capital share transactions	(196,243)	$(31,210,520)	12,749	$ 2,326,027

See accompanying notes to financial statements.

New England Zenith Fund

Westpeak Growth and Income Series

Financial Highlights

	Class A					Class E
	Year Ended December 31,					May 1, 2001(a) through December 31, 2001
	2001	2000	1999	1998	1997	
Net asset value, beginning of period	$ 183.39	$ 198.49	$ 208.34	$ 179.98	$ 151.77	$177.17
Income from investment operations						
Net investment income	1.06	1.16	1.78	1.30	1.37	0.14
Net realized and unrealized gain (loss) on investments	(26.45)	(11.28)	17.51	42.44	48.76	(21.03)
Total from investment operations	(25.39)	(10.12)	19.29	43.74	50.13	(20.89)
Less distributions						
Distributions from net investment income	(1.49)	0.00	(1.78)	(1.31)	(1.35)	0.00
Distributions from net realized capital gains	0.00	(4.98)	(27.36)	(14.07)	(20.57)	0.00
Total distributions	(1.49)	(4.98)	(29.14)	(15.38)	(21.92)	0.00
Net asset value, end of period	$ 156.51	$ 183.39	$ 198.49	$ 208.34	$ 179.98	$156.28
Total return (%)	(13.9)	(5.2)	9.4	24.4	33.5	(11.8)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	0.78	0.73	0.74	0.78	0.82	0.93(c)
Ratio of operating expenses to average net assets after expense reductions (%) (d)	0.74	0.70	—	—	—	0.89(c)
Ratio of net investment income to average net assets (%)	0.60	0.61	0.94	0.80	0.91	0.61(c)
Portfolio turnover rate (%)	154	138	115	100	93	154
Net assets, end of period (000)	$298,982	$388,127	$417,540	$281,557	$152,738	$ 1,527

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Series has entered into arrangements with certain brokers who paid a portion of the Series expenses.*

See accompanying notes to financial statements.

Notes to Financial Statements—December 31, 2001

1. New England Zenith Fund (the "Fund") is organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts pursuant to an Agreement and Declaration of Trust dated December 16, 1986 as amended. The Fund is registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), as an open-end management investment company.

Shares in the Fund are not offered directly to the general public and are currently available only to separate accounts established by Metropolitan Life Insurance Company ("MetLife"), New England Life Insurance Company ("NELICO"), General American Life Insurance Company, The MetLife Investors Group of Insurance Companies and other affiliated insurance companies ("the Insurance Companies"), as an investment vehicle for variable life insurance or variable annuity products, although not all Series are available to all such separate accounts. Each Series' shares may be divided into different classes. Currently the classes being offered by some or all portfolios are named Class A, Class B, and Class E. The classes of a given Series' shares are identical, except that certain additional charges (Rule 12b-1 fees) are made against Class B and Class E shares.

The Fund's Agreement and Declaration of Trust permits the issuance of an unlimited number of shares of beneficial interest, no par value, in separate series (each a "Series"), with shares of each Series representing interests in a separate portfolio of assets. Each Series of the Fund other than Harris Oakmark Mid Cap Value is diversified. Mid Cap Value is non-diversified.

The following is a summary of significant accounting policies followed by the Fund in the preparation of the Financial Statements of each Series. The policies are in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

A. Security valuation

As permitted under Rule 2a-7 of the 1940 Act, and subject to certain conditions therein, the State Street Research Money Market Series employs the amortized cost method of security valuation which, the Fund's Board of Trustees (the "Board") has determined, approximates the fair market net asset value per share of the Series. The Board monitors the deviations between the Series' net asset value per share, as determined by using available market quotations, and its amortized cost price per share. If the deviation exceeds ½ of 1%, the Board will consider what action, if any, should be initiated.

Debt securities (other than short term obligations with a remaining maturity of sixty days or less) are valued on the basis of valuations furnished by independent pricing services selected by the relevant adviser or subadviser pursuant to authorization of the Board. Short term obligations with a remaining maturity of sixty days or less are stated at amortized cost value which approximates fair market value. Equity securities traded on a national securities exchange or exchanges or the NASDAQ National Market System are valued at their last sale price on the principal trading market. Equity securities traded on a national securities exchange or exchanges or on the NASDAQ National Market System for which there is no reported sale during the day, are valued at the last reported bid price. Equity securities traded over-the-counter are valued at the last reported sales price. Other equity securities for which current market quotations are not readily available (including restricted securities, if any) and all other assets are valued at fair value as determined in good faith by the Series' adviser or subadviser acting under the supervision of the Board of Trustees, although the actual calculations may be made by a pricing service selected by the Series' adviser or subadviser and approved by the Board.

Securities traded primarily on an exchange outside of the United States which closes before the close of the New York Stock Exchange generally will be valued at the last sales price on that non-U.S. exchange, except when an occurrence after closing of that exchange is likely to have materially changed such security's value as determined by a subadviser or adviser. The adviser or subadviser may value the security in good faith, acting under the supervision of the Board, although the actual calculations may be made by a pricing service selected by the relevant adviser or subadviser and approved by the Board.

B. **Foreign currency translation**—The books and records of the Fund are maintained in U.S. dollars. The values of securities, currencies and other assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon foreign exchange rates prevailing at the end of the period. Purchases and sales of investment securities, income and expenses are translated on the respective dates of such transactions. Since the values of investment securities are presented at the foreign exchange rates prevailing at the end of the period, it is not practical to isolate that portion of the results of operations arising from changes in exchange rates from that portion of the results of operations reflecting fluctuations arising from changes in market prices of the investment securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded by each Series and the U.S. dollar equivalent of the amounts actually received or paid by each Series. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, other than investment securities, resulting from changes in the exchange rate.

Forward foreign currency contracts—Certain Series may use foreign currency contracts to facilitate transactions in foreign securities and to manage the Series' currency exposure. Contracts to buy generally are used to acquire exposure to foreign currencies, while contracts to sell generally are used to hedge the Series' investments against currency fluctuations. Also, a contract to buy or sell can offset a previous contract. These contracts involve market risk in excess of the unrealized gain or loss reflected in the Series' Statements of Assets and Liabilities. The U.S. dollar value of the currencies the Series has committed to buy or sell is shown in the Schedules of Investments under the caption "Forward Currency Contracts Outstanding." This amount represents the aggregate exposure to each currency the Series has acquired or hedged through currency contracts at period end. Losses may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contract's terms. The U.S. dollar value of forward foreign currency contracts is determined using forward currency exchange rates supplied by a quotation service.

All contracts are "marked-to-market" daily at the applicable translation rates, and any gains or losses are recorded for financial statement purposes as unrealized until settlement date. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

C. **Security transactions and related investment income**—Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In determining gain or loss on securities sold, the cost of securities has been determined on the identified cost basis.

D. **Options**—Certain Series may use options to hedge against changes in values of securities the Series owns or expects to purchase. Writing puts or buying calls tends to increase the Series' exposure to the underlying instrument and writing calls or buying puts tends to decrease the Series' exposure to the underlying instrument, or hedge other Series investments.

For options purchased to hedge the Series' investments, the potential risk to the Series is that the change in value of options contracts may not correspond to the change in value of the hedged instruments. In addition, losses may arise from changes in the value of the underlying instruments, if there is an illiquid secondary market, or if the counterparty is unable to perform. The maximum loss for purchased options is limited to the premium initially paid for the option. For options written by the Series, the maximum loss is not limited to the premium initially received for the option.

Exchange traded options are valued at the last sale price, or if no sales are reported, the last bid price for purchased options and the last ask price for written options. Options traded over the counter are valued using prices supplied by dealers.

E. **Repurchase agreements**—Each Series, through the custodian or a subcustodian, receives delivery of the underlying securities collateralizing repurchase agreements. It is the Fund's policy that the market value of the collateral be at least equal to 100% of the repurchase price in the case of a repurchase agreement of one day duration and 102% on all other repurchase agreements. Each Series' subadviser is responsible for determining that the value of the collateral is at all times at least equal to the repurchase price. In connection with transactions in repurchase agreements, if the seller defaults and the value of the collateral declines or if the seller enters an insolvency proceeding, realization of the collateral by the Series may be delayed or limited.

F. **Federal taxes**—Each Series, which is a separate taxable entity, intends to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its taxable income and any net realized capital gains at least annually. Accordingly, no provision for federal income tax has been made.

G. **Dividends and distributions to shareholders**—State Street Research Money Market Series dividends are declared daily to shareholders of record at the time and are paid monthly. Dividends and distributions are recorded by all other Series on the ex-dividend date. Net realized gains from security transactions are distributed at least annually to shareholders. The timing and characterization of certain income and capital gains distributions are determined in accordance with federal tax regulations which may differ from generally accepted accounting principles. Permanent book and tax basis differences relating to shareholder distributions will result in reclassification between under/over distributed net investment income, accumulated net realized gains/losses and paid in capital. These differences primarily relate to tax equalization, investments in mortgage backed securities and investments in foreign securities.

At December 31, 2001 the following Series had capital loss carryovers expiring as shown below:

		Expiring		
Series	**Total**	**12/31/09**	**12/31/08**	**12/31/07**
State Street Research Bond Income Series	$ 8,014,372	$ 0	$ 7,487,270	$ 527,102
Salomon Brothers Strategic Bond Opportunities Series	5,463,922	0	0	5,463,922
Salomon Brothers U.S. Government Series	251,601	0	0	251,601
Balanced Series	16,170,838	7,456,224	8,714,614	0
Alger Equity Growth Series	139,163,770	139,163,770	0	0
Capital Growth Series	182,288,949	173,812,802	8,476,147	0
Davis Venture Value Series	30,063,873	30,063,873	0	0
Harris Oakmark Mid Cap Value Series	2,667,941	0	38,479	2,629,462
Loomis Sayles Small Cap Series	32,343,188	32,343,188	0	0
MFS Investors Series	2,995,264	2,846,681	0	148,583
MFS Research Managers Series	13,598,727	13,598,727	0	0
Westpeak Growth and Income Series	62,079,572	49,448,513	12,631,059	0

H. **Expense reductions**—Certain portfolio trades were directed to brokers who paid a portion of the Series' expenses. Amounts paid for each Series are shown as Expense Reductions in the Statement of Operations of the respective Series.

Notes to Financial Statements—December 31, 2001—(Continued)

I. **Change in Accounting Policy**—The Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies, as revised, effective for its year beginning January 1, 2001. As required, the Fund began amortizing premiums on debt securities effective January 1, 2001. Prior to this date, the Fund did not amortize premiums on debt securities. The cumulative effect of this accounting change has no impact on the total net assets of the affected Series of the Fund, but, as shown below, resulted in an increase in net unrealized appreciation and a corresponding (decrease) in accumulated undistributed net investment income based on securities held as of December 31, 2000.

Series	Net Unrealized Appreciation/ (Depreciation)	Accumulated Undistributed Net Investment Income
State Street Research Bond Income Series	$536,943	$(536,943)
Salomon Brothers Strategic Bond Opportunities Series	99,376	(99,376)
Salomon Brothers U.S. Government Series	15,337	(15,337)
MFS Total Return Series	35,721	(35,721)
Balanced Series	74,961	(74,961)

The effect of this change for the State Street Research Bond Income Series, the Salomon Brothers Strategic Bond Opportunities Series, the Salomon Brothers U.S. Government Series, the MFS Total Return Series and the Balanced Series for the year ended December 31, 2001, was to make the following reclassifications.

Series	Net Unrealized Appreciation/ (Depreciation)	Net Investment Income	Net Realized Gain/ (Loss)
State Street Research Bond Income Series	$(284,628)	$(541,358)	$825,986
Salomon Brothers Strategic Bond Opportunities Series	1,216	(128,112)	126,896
Salomon Brothers U.S. Government Series	68,690	(80,071)	11,381
MFS Total Return Series	26,464	(78,623)	52,159
Balanced Series	(48,260)	(53,213)	101,473

2. For the year ended December 31, 2001, purchases and sales of securities (excluding short-term investments) for each of the Series were as follows:

	Purchases		Sales	
Series	U.S. Government	Other	U.S. Government	Other
State Street Research Bond Income Series	$518,637,482	$ 396,222,839	$416,219,082	$ 427,446,520
Salomon Brothers Strategic Bond Opportunities Series	159,607,000	82,257,073	161,645,180	68,923,140
Salomon Brothers U.S. Government Series	258,166,994	0	240,209,174	0
MFS Total Return Series	67,939,614	185,297,540	62,120,462	200,797,636
Balanced Series	17,069,189	77,343,973	27,611,267	71,282,710
Alger Equity Growth Series	0	735,547,001	0	795,560,911
Capital Growth Series	0	3,433,510,670	0	3,561,978,882
Davis Venture Value Series	0	306,566,457	0	177,181,856
Harris Oakmark Mid Cap Value Series	0	255,538,732	0	63,504,841
Loomis Sayles Small Cap Series	0	448,304,613	0	463,116,322
MFS Investors Trust Series	0	26,103,222	0	16,581,043
MFS Research Managers	0	46,859,910	0	44,736,476
Westpeak Growth and Income Series	0	512,578,760	0	543,482,373

3. MetLife Advisers, LLC ("MLA") acts as adviser to all of the Series. Separate advisory agreements for each Series provide for management fees payable by the Series as set forth below:

Series	Management Fees Earned by MLA for the Year Ended December 31, 2001	Annual Percentage Rates Paid to Adviser	Based on Series Average Daily Net Asset Value Levels
State Street Research Money Market Series	$ 907,448	0.350%	Of the first $1 billion
		0.300%	Of the next $1 billion
		0.250%	Of amounts in excess of $2 billion
State Street Research Bond Income Series	1,289,312	0.400%	Of the first $1 billion
		0.350%	Of the next $1 billion
		0.300%	Of the next $1 billion
		0.250%	Of amounts in excess of $3 billion
Salomon Brothers Strategic Bond Opportunities Series	668,142	0.650%	Of all assets
Salomon Brothers U.S. Government Series	428,527	0.550%	Of all assets
MFS Total Return Series	830,746	0.500%	Of all assets
Balanced Series	1,032,020	0.700%	Of the first $200 million
		0.675%	Of amounts in excess of $200 million
Alger Equity Growth Series	6,474,180	0.750%	Of the first $1 billion of all assets
		0.700%	Of amounts in excess of $1 billion
Capital Growth Series (May 1, 2001—December 31, 2001) (a)	5,554,311	0.700%	Of the first $200 million
		0.650%	Of the next $300 million
		0.600%	Of the next $1.5 billion
		0.550%	Of amounts in excess of $2 billion
Davis Venture Value Series	6,636,172	0.750%	Of the first $1 billion of all assets
		0.700%	Of amounts in excess of $1 billion
Harris Oakmark Mid Cap Value Series	1,828,530	0.750%	Of all assets
Loomis Sayles Small Cap Series	3,746,012	0.900%	Of the first $500 million
		0.850%	Of amounts in excess of $500 million
MFS Investors Trust Series	153,673	0.750%	Of all assets
MFS Research Managers Series	352,183	0.750%	Of all assets
Westpeak Growth and Income Series	2,281,808	0.700%	Of the first $200 million
		0.650%	Of the next $1.3 billion
		0.600%	Of amounts in excess of $1.5 billion

(a) Prior to May 1, 2001 the management fee payable by the Capital Growth Series had been paid entirely to Capital Growth Management Limited Partnership.

Prior to May 1, 2001 the Capital Growth Series paid its adviser, Capital Growth Management Limited Partnership ("CGM"), an advisory fee at an annual rate of 0.70% of the first $200 million of average daily net assets, 0.65% of the next $300 million of such assets, 0.60% of the next $1.5 billion of such assets and 0.55% of such assets in excess of $2 billion. For advisory services rendered during the period from January 1, 2001 through April 30, 2001, CGM was paid at an average annual rate of 0.62% of the Capital Growth Series' average net assets, totaling $3,132,763. Effective May 1, 2001 MLA became the adviser and CGM became the subadviser to the Series.

Subadvisory Fees. MLA has subcontracted day-to-day portfolio management responsibilities to each of the following subadvisers: State Street Research & Management Company ("State Street Research") for the State Street Research Bond Income and State Street Research Money Market Series; Salomon Brothers Asset Management Inc. for the Salomon Brothers Strategic Bond Opportunities and Salomon Brothers U.S. Government Series; Loomis, Sayles & Company, L.P. ("Loomis Sayles") for the Loomis Sayles Small Cap; Wellington Management Company, LLP for the Balanced Series; Fred Alger Management, Inc. ("Alger") for the Alger Equity Growth Series; Capital Growth Management Limited Partnership ("CGM") for the Capital Growth Series; Davis Advisors, ("Davis") for the Davis Venture Value Series; Harris Associates, L.P. ("Harris") for the Harris Oakmark Mid Cap Value Series; Massachusetts Financial Services Company ("MFS") for the MFS Investors Trust Series, MFS Total Return Series and MFS Research Managers Series; and Westpeak Investment Advisors, L.P. ("Westpeak") for the Westpeak Growth and Income. Prior to July 1, 2001, Back Bay Advisors, L.P. served as subadvisor to Back Bay Advisors Money Market Series, Back Bay Advisors Bond Income Series and Back Bay Advisors Managed Series. Effective July 1, 2001, State Street Research became the subadvisor to two of those series and the names were changed to State Street Research Money Market Series and State Street Research Bond Income Series. Also effective July 1, 2001 MFS became the Subadviser of the Back Bay Advisors Managed Series which was renamed MFS Total Return Series. MLA, which acts as adviser to the Series, is a Delaware limited liability company. New England Life Holdings, Inc. ("NELHI"), a wholly-owned subsidiary of New England Life Insurance Company ("NELICO"), owns all of the voting interests in MLA. NELICO is an indirect wholly-owned subsidiary of MetLife. MetLife is wholly-owned by MetLife, Inc., a public company traded on the New York Stock Exchange. The members of MetLife Advisers, other than NELHI, include each insurance company the separate accounts of which invest in registered investment companies to which MetLife Advisers serves as investment adviser. Other than NELHI, each member's interest in MetLife Advisers entitles the member to share in the profit and loss of MetLife Advisers in proportion to the profit and loss of MetLife Advisers attributable to customers of that insurance company. MLA paid each sub-adviser as shown below for providing sub-advisory services to the Series:

Series	Fees Earned by Subadvisers for the Year Ended December 31, 2001
Back Bay Advisors Money Market Series (January 1, 2001—June 30, 2001)	$ 145,727
State Street Research Money Market Series (July 1, 2001—December 31, 2001)	141,563
Back Bay Advisors Bond Income Series (January 1, 2001—June 30, 2001)	300,409
State Street Research Bond Income Series (July 1, 2001—December 31, 2001)	320,482
Salomon Brothers Strategic Bond Opportunities Series	333,373
Salomon Brothers U.S. Government Series	175,306
Back Bay Advisors Managed Series (January 1, 2001—June 30, 2001)	184,716
MFS Total Return Series (July 1, 2001—December 31, 2001)	172,582
Balanced Series	455,436
Alger Equity Growth Series	3,321,539
Capital Growth Series (May 1, 2001—December 31, 2001)	3,196,675
Davis Venture Value Series	3,396,880
Harris Oakmark Mid Cap Value Series	1,025,216
Loomis Sayles Small Cap Series	1,827,394
MFS Investors Trust Series	81,959
MFS Research Managers Series	187,831
Westpeak Growth and Income Series	1,181,988

Service and Distribution Fees. The Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940 for the Fund's Class B and Class E Shares. Under the Distribution Plan, the Class B and Class E shares of the Fund pay a fee to compensate the Insurance Companies (or their affiliates) and other broker-dealers and financial intermediaries involved in the offer and sale of Fund shares for promoting, selling, and servicing the Class B and Class E shares of the Series. The fee under the Distribution Plan for each applicable class of a Series' Shares is calculated as a percentage of that portfolio's average daily net assets that are attributable to that Class. Currently, the fee is 0.25% per year for the Class B shares and 0.15% per year for the Class E shares. Amounts paid by each Series for the year ended December 31, 2001 are shown as Service and distribution fees in the Statement of Operations of the respective Series.

Voluntary Expense Agreement. Pursuant to the voluntary expense agreement relating to Loomis Sayles Small Cap, MLA bears all the operating expenses (not including amortization of expenses, brokerage costs, interest, taxes or extraordinary expenses) allocable to each class of shares of the Series in excess of the percentage of the Series' average daily net assets allocable to the classes as follows, Class A 1.00% and Class E 1.15%. MLA may terminate this expense agreement at any time. The Loomis Sayles Small Cap Series expenses did not exceed the limitation for the year ended December 31, 2001.

Expense Deferral Arrangement. Pursuant to an Expense Deferral Arrangement, relating to the, Harris Oakmark Mid Cap Value, Salomon Brothers U.S. Government, MFS Investors Trust and MFS Research Managers Series, MLA has agreed to pay expenses allocable to each class of shares of the Series' (exclusive of any brokerage costs, interest, taxes or extraordinary expenses) in excess of the annual percentages of each Series' net assets allocable to each class as set forth below, subject to the obligation of each Series to repay MLA such expenses in future years, if any, when the Series' expenses fall below that percentage; however, no class of any Series is obligated to repay any expenses paid by MLA more than two years after the end of the fiscal year in which such expenses were incurred (three years for the MFS Investors Trust and MFS Research Managers Series).

MLA may terminate these expense arrangements at any time. If these expense arrangements were terminated, some of the Series would have higher expense ratios. For the year ended December 31, 2001, the maximum expense ratio for each Series after giving effect to the foregoing arrangements and the amounts of expenses deferred for each Series, are as follows:

	Maximum Expense Ratio Under Current Voluntary Expense Deferral Agreement			Expenses Deferred in		
				1999	2000	2001
				(subject to repayment until December 31,)		
Series	Class A	Class B	Class E	2001	2002	2003
Harris Oakmark Mid Cap Value Series	0.90%	1.15%	1.05%	None	$ 70,400	None
MFS Investors Trust Series	0.90%	N/A	1.05%	$38,953(a)	87,655(b)	$96,274(c)
MFS Research Managers Series	0.90%	N/A	1.05%	39,708(a)	109,531(b)	76,976(c)
Salomon Brothers U.S. Government Series	0.70%	N/A	0.85%	7,595	5,975	19,128

(a) Subject to repayment until December 31, 2002.
(b) Subject to repayment until December 31, 2003.
(c) Subject to repayment until December 31, 2004.

For the year ended December 31, 2001 the amount of deferred expense recovered by MLA from each Series subject to the Expense Deferral Agreement is set forth below:

	Deferred Expenses Recovered by MLA	
Series	from 1999	from 2000
Harris Oakmark Mid Cap Value Series	None	$70,400
MFS Investors Trust Series	None	None
MFS Research Managers Series	None	None
Salomon Brothers U.S. Government Series	None	None

4. The Fund does not pay any compensation to its officers or to any trustees who are directors, officers or employees of MetLife, NELICO, MLA or their affiliates, other than affiliated registered investment companies. Each other trustee receives a retainer fee at the annual rate of $22,000 and meeting fees of $3,500 for each meeting of the Board of Trustees attended. The chairmen of the Contract Review Committee and the Audit Committee receive an additional annual retainer fee of $6,000 and $4,000, respectively. These fees are allocated to the various Series and the New England Variable Annuity Fund I based upon a formula that takes into account among other factors, the relative net assets of each Series. Each trustee is also a manager of New England Variable Annuity Fund I. A deferred compensation plan is available to the trustees on a voluntary basis. Each participating trustee will receive deferred compensation in an amount equal to the value that such compensation would have had if it had been invested in the Series on the normal payment date. Deferred amounts remain in the Series until distributed in accordance with the plan.

5. **Subsequent Event.** On December 19, 2001, the Board of Directors of the Fund approved the acquisition of the State Street Research Income Portfolio ("Income Portfolio") of the Metropolitan Series Fund, Inc. by the State Street Research Bond Income Series ("Bond Income Series") of the Fund and the acquisition of the State Street Research Money Market Portfolio ("Money Market Portfolio") of the Metropolitan Series Fund, Inc. by the State Street Research Money Market Series ("Money Market Series") of the Fund. On April 26, 2002, the shareholders of the Income Portfolio are expected to vote in a proposed Agreement and Plan of Reorganization providing for the acquisition of all the assets of the Income Portfolio by Bond Income Series in exchange for shares of Bond Income Series and the assumption by Bond Income Series of the liabilities of Income Portfolio and the shareholders of the Money Market Portfolio are expected to vote on a proposed Agreement and Plan of Reorganization providing for the acquisition of all the assets of the Money Market Portfolio by Money Market Series in exchange for shares of Money Market Series and the assumption by Money Market Series of the liabilities of Money Market Portfolio.

Report of Independent Auditors

To the Shareholders and Board of Trustees of New England Zenith Fund:

We have audited the accompanying statements of assets and liabilities, including the portfolio of investments, of New England Zenith Fund (the "Fund") (comprising, the State Street Research Bond Income Series (formerly known as Back Bay Advisors Bond Income Series), Capital Growth Series, State Street Research Money Market Series (formerly known as Back Bay Advisors Money Market Series), MFS Total Return Series (formerly known as Back Bay Advisors Managed Series), Harris Oakmark Mid Cap Value Series, Westpeak Growth and Income Series, Loomis Sayles Small Cap Series, Balanced Series, Salomon Brothers U.S. Government Series, Salomon Brothers Strategic Bond Opportunities Series, Davis Venture Value Series, Alger Equity Growth Series, MFS Investors Trust Series and MFS Research Managers Series – the "Series") as of December 31, 2001, and the related statements of operations for the year then ended, changes in net assets for each of the two years then ended, and financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the over financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective Series constituting New England Zenith Fund as of December 31, 2001, the results of their operations for the year then ended, the changes in their net assets for each of the two years then ended and the financial highlights for the periods presented in conformity with accounting principals generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 15, 2002

New England Zenith Fund

Trustees and Officers (Unaudited)

Information about the Fund's Board of Trustees appears below. Each Trustee is responsible for overseeing all fourteen Series of the Fund. There is no limit to the term a Trustee may serve. The Fund's Statement of Additional Information has further information about the Trustees and is available without charge by calling (800) 356-5015.

Interested Trustees

Each Trustee below is an "interested person" (as defined by the Investment Company Act of 1940) in that each is an employee of MetLife, which is an affiliate of MLA, the investment adviser to the Fund.

Name and address	Age	Current position(s) with Fund*	Position(s) held since*	Principal occupations over past five years, including other directorships*
Mary Ann Brown Metropolitan Life Insurance Company 501 Boylston Street Boston, MA 02116	49	Trustee	1999	Head of Individual Business Product Management, MetLife; President, New England Products and Services, New England Financial ("NEF"); Director, Chairman, Chief Executive Officer and President, New England Pension and Annuity Company; Senior Vice President, New England Life Holdings, Inc.; formerly, President and Chief Executive Officer, Atlantic International Reinsurance Company.
Anne M. Goggin MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	53	Trustee Chairman of the Board	1995 1999	Chief Counsel, Individual Business, MetLife enterprise; Director, Chairman of the Board, President and Chief Executive Officer, Metropolitan Series Fund, Inc. ("Met Series Fund") since 2002; Senior Vice President and General Counsel, NEF; Chair of the Board of Managers, President and Chief Executive Officer, MLA; Director, New England Securities Corporation ("NES"); formerly, President, General Counsel, Secretary and Clerk, NES, 1993-1999.

Non-Interested Trustees

Each Trustee below is not an "interested person" (as defined by the Investment Company Act of 1940).

Name and address	Age	Current position(s) with Fund*	Position(s) held since*	Principal occupations over past five years, including other directorships*
Nancy Hawthorne 60 Hyslop Road Brookline, MA 02146	51	Trustee	1995	Chairman of the Board, WorldClinic (a distance medicine company); Director, Perini Corporation (construction); Director, Avid Technologies (computer software company); Director, CGU (property and casualty insurance company); Director, Beacon Power Corporation (energy); formerly, Chief Executive Officer and Managing Partner, Hawthorne, Krauss and Associates (corporate financial advisor); formerly, Chief Financial Officer and Executive Vice President, Continental Cablevision, subsequently renamed MediaOne (a cable television company).
Dale Rogers Marshall Wheaton College 26 East Main Street Norton, MA 02766	65	Trustee	1995	President, Wheaton College; formerly, Academic Dean, Wellesley College.
John J. Arena 330 Beacon Street Boston, MA 02116	64	Trustee	1996	Formerly, Vice Chairman of the Board of Directors of Bay Banks, Inc. and President, Bay Banks Investment Management.
John W. Flynn 791 Main Street Warren, RI 02885	62	Trustee	1996	Formerly, Vice Chairman, Chief Financial Officer, Fleet Financial Group (banking).

Trustees and Officers (Unaudited)—(Continued)

Name and address	Age	Current position(s) with Fund*	Position(s) held since*	Principal occupations over past five years including other directorships*
John T. Ludes 57 Water Street Marion, MA 02738	65	Trustee	1996	Formerly, Vice Chairman, President and Chief Operating Officer, American Brands (global conglomerate); formerly, President and CEO, Acushnet Company (athletic equipment).
Edward A. Benjamin 71 Sierra Rosa Loop Santa Fe, NM 87501	64	Trustee	1999	Director, Precision Optics Corporation (optics manufacturer); formerly, Partner, Ropes & Gray (law firm) until 1999.

Officers

Name and address	Age	Current position(s) with Fund*	Position(s) held since*	Principal occupations over past five years*
John F. Guthrie, Jr. MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	58	Senior Vice President	1995	Manager and Senior Vice President, MLA; Senior Vice President, Met Series Fund, since 2002; Vice President, NEF.
Alan C. Leland MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	49	Senior Vice President	1995	Chief Financial Officer and Treasurer, MLA; Senior Vice President, NEF
Peter Duffy MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	46	Vice President Treasurer	2002 1998	Senior Vice President, MLA, since December 1998; Vice President and Treasurer, Met Series Fund, since 2002; Second Vice President, NEF; formerly, Senior Vice President, New England Funds, L.P.
Thomas M. Lenz MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	43	Vice President Secretary	2002 1998	Assistant General Counsel, MetLife; General Counsel and Secretary, MLA, since December 1998; Vice President and Secretary, Met Series Fund, since 2002; formerly, Vice President, State Street Bank and Trust Company.
David W. Allen Metropolitan Life Insurance Company 501 Boylston Street Boston, MA 02116	45	Senior Vice President	2002	Head of Individual Life Product Management, MetLife; Senior Vice President, Met Series Fund, since 2002.
Hugh McHaffie Metropolitan Life Insurance Company 501 Boylston Street Boston, MA 02116	43	Senior Vice President	2002	Senior Vice President, MetLife, since 1999; Senior Vice President, Met Series Fund; formerly, Vice President, Manufacturers Life North America.
Thomas C. McDevitt MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	46	Vice President	1995	Vice President, MLA; Vice President, Met Series Fund, since 2002.

* Previous positions during the past five years with the Fund, MetLife, MLA, Metropolitan Series Fund, Inc., New England Financial, New England Funds, L.P., or NES are omitted if not materially different. The Fund's trustees also serve as managers of New England Variable Fund I, for which NES acts as principal underwriter and Capital Growth Management Limited Partnership acts as investment adviser.

New England Zenith Fund

Shareholder Meeting (Unaudited)

At a Special Meeting of Shareholders of the State Street Research Money Market Series and State Street Research Bond Income Series held on November 21, 2001 such shareholders voted for the following proposals:

	For	Against	Abstain	Total
1. That with respect to State Street Research Money Market Series a new subadvisory agreement between METLIFE Advisers, LLC ("MLA") and State Street Research & Management Company ("State Street") is hereby approved.	$245,699,608	$3,642,313	$9,688,737	$259,000,658
1. That with respect to State Street Research Bond Income Series a new subadvisory agreement between MLA and State Street is hereby approved.	317,275,216	6,117,510	9,948,756	333,341,482

Footnotes to Portfolio Manager Commentary

(1) Lehman Brothers Aggregate Bond Index includes most obligations of the U.S. Treasury, agencies and quasi-federal corporations, most publicly issued investment grade corporate bonds and most bonds backed by mortgage pools of GNMA, FNMA and FHLMC. The index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

(2) Lehman Brothers Government/Credit Index is an unmanaged index of the market value of approximately 5,300 bonds with a face value currently in excess of $1.3 trillion. To be included in the Lehman Brothers Government/Corporate Bond Index, an issue must have amounts outstanding in excess of $25 million, have at least one year to maturity and be rated "Baa" or higher ("investment grade") by a nationally recognized rating agency. The index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

(3) Lehman Brothers Intermediate Government Bond Index includes most obligations of the U.S. Treasury, agencies and quasi-federal corporations having maturities of 1 to 10 years. The index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

(4) Lehman Brothers Intermediate Government/Credit Index is an unmanaged index of investment grade bonds issued by the U.S. Government and U.S. corporations having maturities between one and ten years. The index performance has not been adjusted for ongoing management, distributions and operating expenses and sales charges applicable to mutual fund investments.

(5) Lipper Variable Products Fund Averages. Each of these is an average of the total return performance (calculated on the basis of net asset value) of funds with investment objectives similar to those of the subject Series as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(6) Russell Midcap Index consists of 800 mid-capitalization stocks having an average market capitalization of $4.0 billion as of the latest reconstitution (May 31, 2001). The index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

(7) Russell Midcap Value Index measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

(8) Russell 2000 Index® consists of 2000 small market capitalization stocks having an average market capitalization of $530 million as of the latest reconstitution (May 31, 2001). The index performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

(9) Salomon Brothers High Yield Market Index measurers the performance of cash pay and deferred interest bonds.

(10) Standard & Poor's 500 Index® (S&P 500®) is an unmanaged index representing the performance of 500 major companies, most of which are listed on the New York Stock Exchange. The S&P 500 performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments.

(11) The views expressed in the Management's Discussion and Analysis, for each Series, are those of the Portfolio Manager as of December 31, 2001 and are subject to change based on market and other conditions. Information about a portfolio's holdings, asset allocation, industry allocation or country diversification is historical and is no indication of future portfolio composition, which will vary.

INVESTOR REPORT

Metropolitan Series Fund, Inc.

Annual Reports
December 2001



MetLife®

LEHMAN BROTHERS AGGREGATE BOND INDEX PORTFOLIO

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To equal the performance of the Lehman Brothers Aggregate Bond Index.

INCEPTION DATE 11/9/98

ASSET CLASS
U.S. Bonds

NET ASSETS
$270.7 Million

PORTFOLIO MANAGEMENT
MetLife Investment Department

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the Lehman Brothers Aggregate Bond Index Portfolio returned 7.4%, while its benchmark, the Lehman Brothers Aggregate Bond Index[1], returned 8.4% over the same time period. An Index portfolio cannot exactly duplicate its benchmark Index's return because of differences that result primarily from sampling, pricing, and transaction costs.

PORTFOLIO ACTIVITY

The year 2001 began with the Federal Reserve easing interest rates 0.5% to help stimulate a softening U.S. economy. Spread (non-Treasury) sectors rallied in anticipation of a quick recovery, but reversed trend in March 2001 and the yield difference with Treasuries widened with subsequent reports of continued weakness in the economy. Weakness in the equity market put pressure on High Yield Corporate market, which widened 2.00% in March. Other spread sectors were also wider as the first quarter came to a close: Mortgage Backed Securities −0.20%, US Agencies −0.10%, Collateralized Mortgaged Backed Securities −0.40%, and Asset Backed Securities −0.15%.

The second quarter 2001 saw the Federal Reserve lower interest rates again, which led to lower Treasury yields and wider spreads. On September 11th, an event bigger than the market occurred and the financial world stood still. The impact of that day is personally immeasurable however the effects were felt in the economy. A wave of mass firings in numerous industries propelled the U.S. economy deeper into recession. Concerns over U.S. economic growth and a flight to quality in the face of volatile equity markets led to more action by the Federal Reserve in the third quarter.

Late in the year, the economy continued to weaken prompting the Federal Reserve to add liquidity into the financial system. In total, the Federal Reserve eased short-term interest rates 4.75% in 2001.

The end of 2001 concluded on a negative note. The fourth quarter saw Argentina default on it's debt and Enron file for bankruptcy. A difficult year has passed but 2002 should be a more rewarding year for the capital markets.

PORTFOLIO OUTLOOK[A]

Factors that can impact the return of the Portfolio and Index include the Federal Reserve's interest rate policy and global economic growth trends. With recent data showing signs of stronger U.S. economic growth, the markets expectation is for the Federal Reserve to raise short-term interest rates by mid 2002.

A $10,000 INVESTMENT COMPARED TO THE LEHMAN BROTHERS AGGREGATE BOND INDEX SINCE 11/9/98



$13,000
12,000
11,000
10,000
9,000
11/98
12/98
12/99
12/00
12/01
Lehman Brothers Aggregate Bond Index Portfolio
Lehman Brothers Aggregate Index

Average Annual Total Return
As of December 31, 2001

	Lehman Brothers Aggregate Bond Index Portfolio			Lehman Brothers
	Class A	Class B	Class E	Aggregate
1 Year	7.4%	N/A	N/A	8.4%
3 Years	5.7	N/A	N/A	6.3
Since Inception	5.9	6.1(a)	4.8(b)	6.2

(a) Inception date was January 2, 2001.

(b) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Federal Home Loan	27.3%
United States Treasury Notes	22.1
Federal National Mortgage Association	10.3
United States Treasury Bonds	6.9
Government National Mortgage Association	4.2
General Motors Acceptance Corp.	2.4
Federal Farm Credit Banks	0.6
Citibank Credit Card Master Trust I	0.6
Deutsche Telekom International Finance	0.4
Trizechahn Office Properties Trust	0.4

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.

Lehman Brothers Aggregate Bond Index Portfolio

Investments as of December 31, 2001

Bonds & Notes—89.5% of Total Net Assets

Face Amount		Value (Note 1A)
	Aerospace & Defense—0.5%	
$ 460,000	Boeing Co. 7.250%, 06/15/25	$ 469,977
233,000	Raytheon Co. 6.750%, 08/15/07	239,599
600,000	United Technologies Corp. 7.500%, 9/15/29	660,210
		1,369,786
	Aluminum—0.1%	
300,000	Alcoa, Inc. 6.500%, 06/01/11	308,289
	Asset Backed—0.2%	
190,000	Citibank Credit Card Issuance Trust 7.450%, 09/15/07	201,043
435,000	Detroit Edison Co. 6.190%, 03/01/13	442,810
		643,853
	Auto Parts—0.1%	
300,000	Delphi Automotive Systems Corp. 7.125%, 5/1/29	266,235
	Automobiles—0.5%	
350,000	DaimlerChrysler North America Holding Corp. 8.000%, 6/15/2010	367,672
400,000	Ford Motor Co. 7.250%, 10/01/08	398,228
250,000	Ford Motor Co. 6.500%, 08/01/18	220,140
500,000	Ford Motor Co. 6.375%, 02/01/29	402,345
		1,388,385
	Banks—0.1%	
300,000	Export Import Bank Korea 6.500%, 2/10/02	300,315
	Broadcasting—0.1%	
250,000	Time Warner Entertainment Co., L.P. 7.250%, 09/01/08	266,298
	Chemicals—0.4%	
300,000	E. I. du Pont de Nemours 6.875%, 10/15/09	321,072
460,000	E. I. du Pont de Nemours 6.500%, 1/15/28	459,821
300,000	Rohm & Haas Co. 7.400%, 07/15/09 (c)	322,494
		1,103,387
	Collateralized Mortgage Obligations—1.2%	
500,000	Asset Backed Securities Corp. 7.570%, 3/21/24	515,420
200,000	Bear Stearns Commercial Mortgage Securities, Inc. 7.780%, 02/15/10	219,647

Face Amount		Value (Note 1A)
	Collateralized Mortgage Obligations—(Continued)	
$ 250,000	First Union Lehman Brothers Bank of America Commercial Mortgage Trust 6.560%, 11/18/35	$ 260,237
250,000	Lehman Brothers Commercial Conduit Mortgage Trust 6.210%, 10/15/35	254,164
100,000	Residential Asset Security Mortgage Pass Thru 5.751%, 08/25/05	101,693
500,000	Saxon Asset Securities Trust 6.190%, 8/25/22	505,437
400,000	Structured Asset Securities Corp. 6.950%, 03/12/07	419,434
1,000,000	Trizechahn Office Properties Trust (144A) 6.211%, 03/15/13	998,200
		3,274,232
	Communication Services—0.3%	
250,000	Comcast Cable Communications 8.375%, 5/1/07	277,350
418,000	Time Warner, Inc. 9.125%, 01/15/13	494,665
		772,015
	Communications—0.1%	
300,000	SBC Communications, Inc. 5.750%, 5/2/06	307,077
	Computers & Business Equipment—0.2%	
425,000	International Business Machines Corp. 8.375%, 11/1/19	507,068
	Conglomerates—0.1%	
300,000	Honeywell International, Inc. 7.500%, 3/1/10	322,329
	Construction Materials—0.1%	
250,000	Caterpillar, Inc. 7.250%, 09/15/09	270,703
	Cosmetics & Toiletries—0.2%	
400,000	Procter & Gamble Co. 6.600%, 12/15/04	426,560
	Domestic Oil—0.1%	
300,000	Tosco Corp. 7.625%, 05/15/06	327,864
	Drugs & Health Care—0.4%	
145,000	Abbott Laboratories 5.600%, 10/01/03	150,799
300,000	Abbott Laboratories 5.625%, 07/01/06	308,028
250,000	Johnson & Johnson 6.950%, 09/01/29	264,495
300,000	Merck & Co., Inc. 5.950%, 12/01/28	281,844
		1,005,166

See accompanying notes to financial statements.

Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Electric Utilities—0.9%	
$ 200,000	Coastal Corp. 7.750%, 10/15/35	$ 195,450
235,000	Commonwealth Edison Co. 6.400%, 10/15/05 (b)	241,035
150,000	Consolidated Edison Co. 6.450%, 12/01/07	153,387
300,000	Dominion Resources, Inc. 8.125%, 6/15/10	328,413
400,000	K N Energy, Inc. 6.650%, 03/01/05	409,840
226,829	Niagara Mohawk Power Corp. 7.625%, 10/1/2005	241,840
600,000	Puget Sound Energy, Inc. 7.960%, 2/22/2010	597,072
300,000	TXU Corp. 6.375%, 06/15/06	301,620
		2,468,657
	Electronics—0.1%	
300,000	Exelon Generation Co. (144A) 6.950%, 6/15/2011	301,575
	Federal Agencies—35.4%	
1,650,000	Federal Farm Credit Banks 6.380%, 11/27/06	1,751,574
864,254	Federal Home Loan 7.000%, 12/01/15	894,503
1,003,733	Federal Home Loan 7.500%, 03/01/16	1,051,411
1,637,578	Federal Home Loan 6.000%, 04/01/16	1,644,226
369,743	Federal Home Loan 8.000%, 10/01/28	388,463
839,560	Federal Home Loan 6.000%, 02/01/29	824,608
922,727	Federal Home Loan 6.000%, 04/01/29	906,293
710,074	Federal Home Loan 7.000%, 01/01/30	724,495
2,116,417	Federal Home Loan 7.500%, 05/01/30	2,184,500
240,523	Federal Home Loan 6.500%, 10/01/30	240,823
598,311	Federal Home Loan 6.500%, 11/01/30	599,059
1,366,918	Federal Home Loan 6.500%, 05/01/31	1,368,627
767,694	Federal Home Loan 6.000%, 06/01/31	751,619
174,503	Federal Home Loan 6.500%, 06/01/31	174,721
119,730	Federal Home Loan 6.000%, 07/01/31	117,223

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 5,079,032	Federal Home Loan 6.000%, 08/01/31	$ 4,972,677
2,445,708	Federal Home Loan 6.500%, 08/01/31	2,448,765
2,085,224	Federal Home Loan 6.000%, 09/01/31	2,043,726
628,713	Federal Home Loan 6.500%, 10/01/31	629,499
3,882,882	Federal Home Loan 6.500%, 11/01/31	3,887,735
2,500,000	Federal Home Loan 7.000%, 12/01/31	2,549,200
360,000	Federal Home Loan Banks 5.250%, 04/25/02	363,992
400,000	Federal Home Loan Banks 6.340%, 06/13/05	423,688
3,709,000	Federal Home Loan Mortgage 5.500%, 5/15/02	3,760,592
1,050,000	Federal Home Loan Mortgage 6.250%, 10/15/02	1,079,694
400,000	Federal Home Loan Mortgage 5.000%, 1/15/04	413,000
275,000	Federal Home Loan Mortgage 7.000%, 03/15/10 (c)	299,233
360,904	Federal Home Loan Mortgage 7.000%, 6/1/11	375,225
445,228	Federal Home Loan Mortgage 7.500%, 8/1/24	463,038
232,283	Federal Home Loan Mortgage 7.500%, 11/1/24	241,574
9,208	Federal Home Loan Mortgage 7.000%, 3/1/26	9,415
292,403	Federal Home Loan Mortgage 7.500%, 10/1/26	304,465
180,218	Federal Home Loan Mortgage 8.000%, 2/1/27	189,342
821,075	Federal Home Loan Mortgage 7.500%, 10/1/27	851,348
186,111	Federal Home Loan Mortgage 7.000%, 12/1/27	190,066
1,658,811	Federal Home Loan Mortgage 6.000%, 11/1/28	1,629,268
366,097	Federal Home Loan Mortgage 7.000%, 11/1/28	373,705
579,341	Federal Home Loan Mortgage 6.000%, 12/1/28	569,023
315,327	Federal Home Loan Mortgage 7.000%, 4/1/29	321,731
439,028	Federal Home Loan Mortgage 6.000%, 5/1/29	431,209

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Lehman Brothers Aggregate Bond Index Portfolio
Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 270,099	Federal Home Loan Mortgage 7.000%, 5/1/29	$ 275,585
790,246	Federal Home Loan Mortgage 6.500%, 6/1/29	793,699
666,842	Federal Home Loan Mortgage 7.000%, 6/1/29	680,386
774,687	Federal Home Loan Mortgage 7.000%, 7/1/29	790,421
686,324	Federal Home Loan Mortgage 6.500%, 9/1/29	688,253
689,834	Federal Home Loan Mortgage 7.000%, 9/1/29	703,844
579,597	Federal Home Loan Mortgage 6.500%, 10/1/29	581,226
1,803,398	Federal Home Loan Mortgage 7.500%, 10/1/29	1,862,567
763,926	Federal Home Loan Mortgage 6.500%, 2/1/30	766,072
965,000	Federal Home Loan Mortgage 6.750%, 3/15/31	1,023,353
245,000	Federal National Mortgage Association 5.375%, 03/15/02 (c)	246,455
600,000	Federal National Mortgage Association 6.490%, 03/19/02	605,250
550,000	Federal National Mortgage Association 5.875%, 02/02/06	575,267
370,000	Federal National Mortgage Association 5.250%, 01/15/09	366,589
455,731	Federal National Mortgage Association 7.000%, 04/01/12	473,295
543,321	Federal National Mortgage Association 6.500%, 01/01/13	557,013
20,802	Federal National Mortgage Association 6.500%, 04/01/13	21,309
1,020,225	Federal National Mortgage Association 6.500%, 06/01/13	1,045,088
39,692	Federal National Mortgage Association 6.500%, 07/01/13	40,659
440,409	Federal National Mortgage Association 7.000%, 02/01/14	451,873
796,239	Federal National Mortgage Association 6.000%, 03/01/14	803,700
181,809	Federal National Mortgage Association 6.000%, 06/01/14	183,513
328,381	Federal National Mortgage Association 6.500%, 06/01/14	336,282
1,090,647	Federal National Mortgage Association 6.000%, 07/01/14	1,100,866
275,291	Federal National Mortgage Association 6.000%, 09/01/14	277,870

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 590,075	Federal National Mortgage Association 7.500%, 08/01/15	$ 618,097
420,443	Federal National Mortgage Association 7.500%, 09/01/25	436,470
38,078	Federal National Mortgage Association 7.000%, 06/01/26	38,863
382,738	Federal National Mortgage Association 7.500%, 06/01/26	397,328
12,813	Federal National Mortgage Association 8.000%, 10/01/26	13,462
27,353	Federal National Mortgage Association 7.500%, 09/01/27	28,395
24,789	Federal National Mortgage Association 7.500%, 11/01/27	25,734
7,469	Federal National Mortgage Association 7.500%, 12/01/27	7,753
546,619	Federal National Mortgage Association 7.500%, 03/01/28	564,384
15,475	Federal National Mortgage Association 7.500%, 08/01/28	15,978
1,150,000	Federal National Mortgage Association 6.160%, 08/07/28	1,126,644
154,480	Federal National Mortgage Association 7.000%, 09/01/28	157,472
546,338	Federal National Mortgage Association 7.000%, 10/01/28	557,392
278,983	Federal National Mortgage Association 6.000%, 11/01/28	274,014
157,885	Federal National Mortgage Association 7.000%, 11/01/28	160,943
112,045	Federal National Mortgage Association 6.000%, 12/01/28	110,050
691,249	Federal National Mortgage Association 7.000%, 01/01/29	705,074
1,260,916	Federal National Mortgage Association 6.500%, 03/01/29	1,263,274
3,035,265	Federal National Mortgage Association 6.500%, 04/01/29	3,040,941
260,788	Federal National Mortgage Association 6.500%, 05/01/29	261,275
900,000	Federal National Mortgage Association 6.250%, 05/15/29 (c)	896,202
980,562	Federal National Mortgage Association 7.500%, 07/01/29	1,017,941
209,143	Federal National Mortgage Association 6.500%, 08/01/29	209,534
508,252	Federal National Mortgage Association 7.000%, 08/01/29	517,781
750,501	Federal National Mortgage Association 7.000%, 09/01/29	764,573

See accompanying notes to financial statements.

Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$1,601,932	Federal National Mortgage Association 7.000%, 10/01/29	$ 1,631,968
646,773	Federal National Mortgage Association 7.500%, 10/01/29	667,586
304,456	Federal National Mortgage Association 7.000%, 11/01/29	310,164
16,450	Federal National Mortgage Association 8.000%, 11/01/29	17,242
624,016	Federal National Mortgage Association 7.000%, 12/01/29	635,716
143,846	Federal National Mortgage Association 8.000%, 04/01/30	150,768
177,126	Federal National Mortgage Association 8.000%, 05/01/30	185,649
436,072	Federal National Mortgage Association 7.500%, 07/01/30	449,970
622,734	Federal National Mortgage Association 8.000%, 11/01/30	654,257
490,727	Federal National Mortgage Association 8.000%, 01/01/31	514,341
1,979,396	Federal National Mortgage Association 6.500%, 09/01/31	1,982,613
300,000	Federal National Mortgage Association 6.210%, 08/06/38	293,157
1,060,478	Federal National Mortgage Association 8.000%, 02/01/31	1,111,508
27,888	Government National Mortgage Association 8.000%, 09/15/16	29,718
92,036	Government National Mortgage Association 6.500%, 05/15/23	93,043
390,178	Government National Mortgage Association 9.000%, 11/15/24	424,928
155,247	Government National Mortgage Association 8.000%, 08/15/26	163,495
164,846	Government National Mortgage Association 8.000%, 09/15/26	173,605
1,719,036	Government National Mortgage Association 6.500%, 02/15/27	1,727,631
9,537	Government National Mortgage Association 7.000%, 04/15/27	9,773
160,038	Government National Mortgage Association 8.000%, 04/15/27	168,040
162,152	Government National Mortgage Association 8.000%, 05/15/27	170,260
674,071	Government National Mortgage Association 7.000%, 01/15/28	690,707
267,588	Government National Mortgage Association 7.500%, 02/20/28	276,033
421,359	Government National Mortgage Association 7.000%, 04/15/28	430,444

Face Amount		Value (Note 1A)
	Federal Agencies—(Continued)	
$ 520,462	Government National Mortgage Association 7.000%, 05/15/28	$ 531,683
539,978	Government National Mortgage Association 7.000%, 06/15/28	551,620
610,732	Government National Mortgage Association 6.500%, 07/15/28	612,827
843,039	Government National Mortgage Association 6.500%, 08/15/28	845,931
389,155	Government National Mortgage Association 7.000%, 10/15/28	397,546
640,776	Government National Mortgage Association 6.500%, 11/15/28	642,974
539,983	Government National Mortgage Association 6.500%, 12/15/28	541,835
310,849	Government National Mortgage Association 6.000%, 01/15/29	305,213
340,355	Government National Mortgage Association 7.000%, 06/15/29	347,587
590,627	Government National Mortgage Association 8.000%, 06/15/29	618,499
298,161	Government National Mortgage Association 6.500%, 07/15/29	299,184
433,726	Government National Mortgage Association 7.500%, 08/15/29	448,906
657,103	Government National Mortgage Association 7.000%, 9/15/29	671,067
750,321	Government National Mortgage Association 7.500%, 04/15/30	776,109
162,067	Government National Mortgage Association 7.000%, 1/15/31	165,511
1,178,938	Government National Mortgage Association 7.000%, 3/15/31	1,203,990
2,925,088	Government National Mortgage Association 6.500%, 6/20/31	2,922,339
		95,748,801
	Finance & Banking—8.0%	
500,000	Abitibi Consolidated, Inc. 7.875%, 8/1/09	500,910
250,000	American General Corp. 8.500%, 07/01/30	291,677
600,000	Associates Corp. North America 6.250%, 11/1/08	618,450
300,000	Bank America Corp. 7.400%, 01/15/11	321,792
250,000	Bank One Corp. 7.625%, 08/01/05	271,372
150,000	Bank of America 7.800%, 02/15/10	164,097
350,000	Bankamerica Corp. 8.125%, 02/01/02	351,571

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Finance & Banking—(Continued)	
$ 250,000	Bear Stearns Co., Inc. 7.800%, 08/15/07	$ 272,282
800,000	Bear Stearns Commercial Mortgage Securities, Inc. 7.080%, 07/15/31	846,833
550,000	Boeing Capital Corp. 5.650%, 05/15/06	548,218
250,000	CIT Group Holdings, Inc. 6.375%, 10/1/2002	256,598
200,000	Capital One Bank 6.700%, 05/15/08	185,316
151,000	Chase Manhattan Corp. 7.125%, 02/01/07	162,749
500,000	Chase Manhattan Corp. 7.875%, 06/15/10	553,205
125,000	Chemical Master Credit Card Trust I 5.980%, 09/15/08	129,375
200,000	Citibank Credit Card Master Trust I 6.550%, 02/15/04	201,000
228,000	Citibank Credit Card Master Trust I 5.300%, 01/09/06	234,341
1,100,000	Citibank Credit Card Master Trust I 6.100%, 05/15/08	1,149,148
750,000	Citigroup, Inc. 6.200%, 03/15/09 (c)	762,037
250,000	Citigroup, Inc. 7.250%, 10/01/10	268,158
800,000	Diageo Capital, Plc. 6.625%, 06/24/04 (c)	848,776
300,000	Donaldson Lufkin & Jenrette 6.500%, 6/1/2008	306,939
200,000	EOP Operating, L.P. 6.375%, 02/15/03	206,138
250,000	Equitable Cos., Inc. 6.500%, 04/01/08	255,123
175,000	First USA Credit Card Master Trust 5.280%, 09/18/06	179,484
250,000	First Union Corp. 7.550%, 08/18/05	271,010
500,000	Fleet National Bank 5.750%, 01/15/09	484,805
250,000	FleetBoston Financial Corp. 7.250%, 9/15/05	269,072
568,000	Ford Motor Credit Co. 8.200%, 02/15/02	569,886
500,000	Ford Motor Credit Co. 7.500%, 06/15/03 (c)	516,690
300,000	Ford Motor Credit Co. 7.375%, 02/01/11	296,040
550,000	General Electric Capital Corp. 6.750%, 9/11/03	583,104
100,000	General Electric Capital Corp. 7.500%, 8/21/35	110,989
250,000	Goldman Sachs Group, Inc. 6.650%, 5/15/09	253,293
$ 350,000	Heller Financial, Inc. 7.375%, 11/01/09	$ 380,744
350,000	Household Finance Corp. 8.000%, 05/09/05	376,568
300,000	Household Finance Corp. 8.000%, 07/15/10	325,779
250,000	J.P. Morgan & Co., Inc. 6.250%, 12/15/05 (c)	260,998
250,000	J.P. Morgan Chase & Co. 6.750%, 02/01/11	256,265
500,000	Korea Development Bank 7.125%, 04/22/04	527,665
800,000	Lehman Brothers Holdings, Inc. 6.625%, 2/5/06	837,808
500,000	Mellon Financial Co. 5.750%, 11/15/03	521,390
250,000	Mellon Funding Corp. 6.400%, 05/14/11	254,000
300,000	Merrill Lynch & Co., Inc. 6.560%, 12/16/07	314,493
300,000	Merrill Lynch & Co., Inc. 6.000%, 2/17/09	298,587
250,000	Merrill Lynch & Co. 6.375%, 10/15/08	257,795
200,000	Merrill Lynch & Co. 6.500%, 07/15/18	193,610
300,000	Morgan Stanley Group, Inc. 8.000%, 6/15/10	334,638
300,000	PNC Funding Corp. 6.950%, 09/01/02	309,108
170,000	PP&L Transition Bond, L.L.C. 6.830%, 3/25/07	180,675
640,000	Paine Webber Group, Inc. 6.550%, 4/15/08	667,853
350,000	Speiker Properties, L.P. 7.350%, 12/01/17	334,981
200,000	Standard Credit Card Master Trust I 7.250%, 04/07/08	214,062
250,000	Swiss Bank Corp. New York Branch 7.750%, 9/1/26	274,190
350,000	Vanderbilt Mortgage & Finance, Inc. 6.120%, 02/07/15	361,754
55,000	Vanderbilt Mortgage & Finance, Inc. 6.080%, 12/07/15	56,709
300,000	Wells Fargo & Co. 5.900%, 05/21/06 (c)	309,735
250,000	Wells Fargo Financial, Inc. 7.000%, 11/1/05	267,430
375,000	Western National Corp. 7.125%, 02/15/04	397,481
		21,754,796

See accompanying notes to financial statements.

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Financial Services—1.6%	
$ 300,000	Bell Atlantic Financial Services, Inc. 7.600%, 03/15/07	$ 324,006
190,000	California Infrastructure & Economic Development 6.480%, 12/26/09	197,305
250,000	Chase Commercial Mortgage Securities Corp. 6.390%, 11/18/30	256,621
115,000	Chase Credit Card Owner Trust 6.660%, 1/15/07	121,792
300,000	Chase Funding Mortgage Loan 6.550%, 3/25/13	303,479
250,000	General Motors Acceptance Corp. 5.850%, 1/14/09	234,105
1,000,000	General Motors Acceptance Corp. 7.750%, 1/19/10	1,042,390
300,000	General Motors Acceptance Corp. 7.250%, 3/2/11	302,139
250,000	Morgan Stanley Capital I, Inc. 6.540%, 5/15/08	259,691
250,000	Morgan Stanley Capital I, Inc. 6.550%, 3/15/30	260,082
700,000	Morgan Stanley Dean Witter Capital I Trust 7.200%, 10/15/33	744,976
250,000	Qwest Capital Funding, Inc. 7.900%, 8/15/10	254,665
		4,301,251
	Food & Beverages—0.5%	
300,000	Coca Cola Enterprises, Inc. 6.950%, 11/15/26	308,841
300,000	Pepsi Bottling Group, Inc. 7.000%, 3/1/29	317,985
250,000	Pepsi Bottling Holdings, Inc. (144A) 5.625%, 02/17/09	246,938
300,000	Unilever Capital 7.125%, 11/01/10	324,516
250,000	Unilever Corp. 6.750%, 11/01/03	265,382
		1,463,662
	Industrial Machinery—0.1%	
300,000	Deere & Co. 7.850%, 05/15/10	324,354
	International Oil—0.2%	
300,000	Atlantic Richfield Co. 5.900%, 04/15/09	299,250
300,000	Transocean Sedco Forex, Inc. 7.500%, 4/15/31	295,581
		594,831
	Internet—0.2%	
600,000	AOL Time Warner, Inc. 7.625%, 04/15/31	634,974

Face Amount		Value (Note 1A)
	Leisure—0.3%	
$ 500,000	Carnival Corp. 6.150%, 04/15/08	$ 455,670
250,000	The Walt Disney Co. 7.300%, 02/08/05 (c)	266,490
		722,160
	Paper & Forest—0.1%	
250,000	International Paper Co. 6.875%, 04/15/29	235,920
	Petroleum Services—1.0%	
400,000	Conoco, Inc. 5.900%, 04/15/04	413,212
300,000	Conoco, Inc. 6.950%, 04/15/29	305,319
650,000	Occidental Petroleum Corp. 7.375%, 11/15/08	686,608
300,000	Phillips Petroleum Co. 6.375%, 03/30/09	303,144
600,000	Phillips Petroleum Co. 8.750%, 05/25/10	698,400
250,000	Texaco Capital, Inc. 6.000%, 06/15/05	262,455
		2,669,138
	Publishing—0.1%	
300,000	News America Holdings, Inc. 7.375%, 10/17/08	311,934
	Railroads & Equipment—0.3%	
350,000	Norfolk Southern Corp. 6.200%, 04/15/09	345,716
300,000	Union Pacific Corp. 7.600%, 05/01/05	322,995
		668,711
	Retail—1.5%	
447,000	Dayton Hudson Corp. 6.400%, 02/15/03	465,385
850,000	Federated Department Stores, Inc. 6.300%, 04/01/09	819,281
300,000	Fred Meyer, Inc. 7.450%, 03/01/08	317,805
497,000	McDonald's Corp. 5.950%, 01/15/08	513,510
500,000	Safeway, Inc. 7.000%, 09/15/02	515,105
300,000	Safeway, Inc. 6.150%, 03/01/06	310,566
250,000	Sears Roebuck Acceptance Corp. 7.000%, 2/1/2011	254,143
300,000	Target Corp. 7.000%, 07/15/31	310,518
500,000	Wal-Mart Stores, Inc. 6.875%, 08/10/09	536,080
		4,042,393

See accompanying notes to financial statements.

Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Telephone—1.2%	
$ 500,000	AT&T Corp. 6.000%, 03/15/09	$ 475,535
500,000	AT&T Corp. 6.500%, 03/15/29	436,765
250,000	BellSouth Capital Funding Corp. 7.875%, 2/15/30	289,200
250,000	Cox Communications, Inc. 7.750%, 11/1/10	268,902
100,000	New York Telephone Co. 5.875%, 09/01/03	104,047
250,000	Qwest Communications International, Inc. 7.250%, 11/01/08	246,345
400,000	Sprint Capital Corp. 7.625%, 01/30/11	419,532
150,000	Vodafone Airtouch, Plc. 7.750%, 02/15/10	164,225
125,000	Worldcom, Inc. 6.400%, 08/15/05	127,365
300,000	Worldcom, Inc. 8.000%, 05/15/06	322,080
300,000	Worldcom, Inc. 6.950%, 08/15/28	272,313
		3,126,309
	Transportation—0.4%	
96,771	Arcadia Automobile Receivables 6.550%, 6/15/2005	98,330
300,000	CSX Corp. 7.450%, 05/01/07	322,911
300,000	Norfolk Southern Corp. 7.250%, 02/15/31	309,402
190,026	Premier Auto Trust 5.820%, 10/08/03	194,241
		924,884
	Trucking & Freight Forwarding—0.1%	
250,000	Fedex Corp. 6.625%, 02/12/04	259,935
100,000	Fedex Corp. 6.875%, 02/15/06	103,214
		363,149
	U.S. Treasury—29.0%	
270,000	United States Treasury Bonds 13.875%, 5/15/11	370,829
385,000	United States Treasury Bonds 10.375%, 11/15/12 (c)	493,281
5,350,000	United States Treasury Bonds 9.250%, 02/15/16 (c)	7,235,875
570,000	United States Treasury Bonds 8.875%, 08/15/17 (c)	757,211
2,625,000	United States Treasury Bonds 8.875%, 02/15/19 (c)	3,521,595
595,000	United States Treasury Bonds 8.125%, 08/15/19 (c)	751,283
315,000	United States Treasury Bonds 8.750%, 08/15/20 (c)	422,591

Face Amount		Value (Note 1A)
	U.S. Treasury—(Continued)	
$ 1,200,000	United States Treasury Bonds 7.875%, 02/15/21 (c)	$ 1,492,692
500,000	United States Treasury Bonds 6.750%, 08/15/26 (c)	563,670
165,000	United States Treasury Bonds 6.625%, 2/15/27	183,459
200,000	United States Treasury Bonds 6.375%, 08/15/27 (c)	215,906
1,050,000	United States Treasury Bonds 6.125%, 11/15/27 (c)	1,100,694
1,470,000	United States Treasury Bonds 5.500%, 08/15/28 (c)	1,419,461
250,000	United States Treasury Bonds 5.250%, 02/15/29 (c)	234,062
3,750,000	United States Treasury Notes 6.250%, 02/28/02 (c)	3,775,200
600,000	United States Treasury Notes 6.250%, 08/31/02 (c)	617,250
550,000	United States Treasury Notes 5.875%, 9/30/02	566,154
1,000,000	United States Treasury Notes 4.750%, 1/31/03	1,027,660
850,000	United States Treasury Notes 5.750%, 04/30/03 (c)	887,451
1,450,000	United States Treasury Notes 7.250%, 08/15/04 (c)	1,582,762
6,830,000	United States Treasury Notes 7.875%, 11/15/04 (c)	7,590,930
6,700,000	United States Treasury Notes 6.500%, 08/15/05 (c)	7,248,529
1,150,000	United States Treasury Notes 5.625%, 02/15/06 (c)	1,211,628
200,000	United States Treasury Notes 7.000%, 07/15/06 (c)	221,124
4,200,000	United States Treasury Notes 5.500%, 02/15/08 (c)	4,380,474
10,080,000	United States Treasury Notes 5.625%, 05/15/08 (c)	10,560,413
8,900,000	United States Treasury Notes 5.500%, 05/15/09 (c)	9,217,018
6,680,000	United States Treasury Notes 6.500%, 02/15/10 (c)	7,332,369
3,500,000	United States Treasury Notes 5.000%, 08/15/11 (c)	3,489,045
		78,470,616

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Lehman Brothers Aggregate Bond Index Portfolio
Investments as of December 31, 2001

Bonds & Notes—(Continued)

Face Amount		Value (Note 1A)
	Yankee—3.8%	
$ 230,000	ABN-AMRO Bank NV-New York Branch 7.750%, 05/15/23	$ 244,656
300,000	Apache Finance Canada Corp. 7.750%, 12/15/29	330,390
45,000	Asian Development Bank 5.750%, 05/19/03	46,465
300,000	British Telecommunications, Plc. 7.875%, 12/15/05	321,852
1,000,000	Deutsche Telekom International Finance B.V. 7.750%, 06/15/05	1,070,290
500,000	Government of Canada 6.750%, 08/28/06	543,155
250,000	Hydro Quebec 7.500%, 04/01/16	275,695
400,000	Intermediate American Development Bank 8.875%, 06/01/09	478,756
200,000	Intermediate American Development Bank 7.000%, 06/15/25	219,346
200,000	Korea Republic 8.875%, 04/15/08	230,282
350,000	National Australia Bank, Ltd. 6.600%, 12/10/07	362,750
1,000,000	Norsk Hydro 6.700%, 01/15/18	969,000
1,000,000	PDVSA Financial, Ltd. 6.450%, 02/15/04 (c)	985,000
250,000	Province of Nova Scotia 9.250%, 03/01/20	323,418
300,000	Province of Ontario 5.500%, 10/01/08	300,927
415,000	Province of Quebec 8.800%, 04/15/03	447,275
350,000	Province of Quebec 7.500%, 07/15/23	386,816
350,000	Republic of Finland 7.875%, 07/28/04	385,157
300,000	Republic of Italy 6.000%, 05/29/08	306,420
200,000	Transcanada Pipelines, Ltd. 9.125%, 4/20/06	220,676
300,000	Tyco International Group S.A. 6.375%, 2/15/06	305,847
700,000	Tyco International Group S.A. 6.875%, 1/15/29	669,193
500,000	United Mexican States 9.875%, 02/01/10	557,500
250,000	United Mexican States 8.375%, 01/14/11	258,750
		10,239,616
	Total Bonds & Notes (Identified Cost $237,424,848)	242,227,293

Short Term Investment—9.5%

Face Amount		Value (Note 1A)
	Discount Notes—9.5%	
25,800,000	Federal Home Loan Mortgage 1.510%, 1/2/02	25,798,918
	Total Short Term Investment (Identified Cost $25,798,918)	25,798,918
	Total Investments—99.0% (Identified Cost $263,223,766) (a)	268,026,211
	Other assets less liabilities	2,693,710
	Total Net Assets—100%	$270,719,921

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $264,526,998 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 4,991,643
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(1,492,430)
Net unrealized appreciation	$ 3,499,213

(b) *Non-Income producing security.*

(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $37,965,749 with cash collateral backing valued at $38,242,388 and securities collateral backing valued at $303,375.*

Key to Abbreviations:

144A—*Securities exempt from registration under Rule 144A of the securities act of 1933. These securities may be resold to institutional buyers. At the period end, the value of these securities amounted to $1,546,713 or 0.6% of net assets.*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Lehman Brothers Aggregate Bond Index Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$268,026,211
Cash		95,395
Receivable for:		
Fund shares sold		801,981
Dividends and interest		3,052,050
Collateral for securities loaned		38,242,388
Prepaid expense		1,164
Total Assets		310,219,189
Liabilities		
Payable for:		
Fund shares redeemed	$ 123,985	
Securities purchased	1,043,719	
Return of collateral for securities loaned	38,242,388	
Accrued expenses:		
Management fees	54,781	
Service and distribution fees Class B	3,267	
Other expenses	31,128	
Total Liabilities		39,499,268
Net Assets		$270,719,921
Net assets consist of:		
Capital paid in		$260,239,467
Undistributed net investment income		8,257,896
Accumulated net realized gains (losses)		(2,579,887)
Unrealized appreciation (depreciation) on investments		4,802,445
Net Assets		$270,719,921
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($254,356,841 divided by 24,310,546 shares of beneficial interest)		$ 10.46
Class B		
Net asset value and redemption price per share ($16,275,978 divided by 1,570,278 shares of beneficial interest)		$ 10.37
Class E		
Net asset value and redemption price per share ($87,102 divided by 8,334 shares of beneficial interest)		$ 10.45
Identified cost of investments		$263,223,766

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Interest		$12,595,478
Expenses		
Management fees	$521,865	
Service and distribution fees—Class B	17,439	
Directors' fees and expenses	11,746	
Custodian	156,102	
Audit and tax services	15,311	
Legal	784	
Printing	87,396	
Insurance	3,409	
Miscellaneous	495	
Total expenses		814,547
Net Investment Income		11,780,931
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(338,303)
Unrealized appreciation (depreciation) on:		
Investments—net		2,736,590
Net gain (loss)		2,398,287
Net Increase (Decrease) in Net Assets From Operations		$14,179,218

(a) *Income on securities loaned $65,365*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 11,780,931	$ 8,936,080
Net realized gain (loss)	(338,303)	(583,476)
Unrealized appreciation (depreciation)	2,736,590	6,476,771
Increase (decrease) in net assets from operations	14,179,218	14,829,375
From Distributions to Shareholders		
Net investment income		
Class A	(3,032,285)	(8,943,763)
Class B	(56,328)	0
Total distributions	(3,088,613)	(8,943,763)
Increase (decrease) in net assets from capital share transactions	113,792,100	10,612,944
Total increase (decrease) in net assets	124,882,705	16,498,556
Net Assets		
Beginning of the year	145,837,216	129,338,660
End of the year	$270,719,921	$145,837,216
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 8,257,896	$ 41,985

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	12,865,313	$131,876,290	1,106,980	$11,106,756
Reinvestments	304,446	3,032,285	904,239	8,943,763
Redemptions	(3,590,669)	(37,203,649)	(960,016)	(9,437,575)
Net increase (decrease)	9,579,090	$ 97,704,926	1,051,203	$10,612,944
Class B				
Sales	1,993,280	$ 20,324,171	0	$ 0
Reinvestments	5,690	56,328	0	0
Redemptions	(428,692)	(4,379,873)	0	0
Net increase (decrease)	1,570,278	$ 16,000,626	0	$ 0
Class E				
Sales	8,344	$ 86,653	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(10)	(105)	0	0
Net increase (decrease)	8,334	$ 86,548	0	$ 0
Increase (decrease) derived from capital share transactions	11,157,702	$113,792,100	1,051,203	$10,612,944

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Lehman Brothers Aggregate Bond Index Portfolio

Financial Highlights

	Class A				Class B	Class E
	Year Ended December 31,			November 9, 1998(a) through December 31,	January 2, 2001(a) through December 31,	May 1, 2001(a) through December 31,
	2001	2000	1999	1998	2001	2001
Net Asset Value, Beginning of Period	$ 9.90	$ 9.45	$ 10.06	$ 10.00	$ 9.93	$ 9.97
Income From Investment Operations						
Net investment income	0.54	0.63	0.48	0.07	0.38	0.02
Net realized and unrealized gain (loss) on investments	0.19	0.45	(0.62)	0.07	0.23	0.46
Total from investment operations	0.73	1.08	(0.14)	0.14	0.61	0.48
Less Distributions						
Distributions from net investment income	(0.17)	(0.63)	(0.47)	(0.08)	(0.17)	0.00
Distributions from net realized capital gains	0.00	0.00	0.00	0.00	0.00	0.00
Total distributions	(0.17)	(0.63)	(0.47)	(0.08)	(0.17)	0.00
Net Asset Value, End of Period	$ 10.46	$ 9.90	$ 9.45	$ 10.06	$ 10.37	$10.45
Total Return (%)	7.4	11.4	(1.4)	1.4 (b)	6.1 (b)	4.8(b)
Ratio of operating expenses to average net assets (%)	0.38	0.37	0.40	0.42 (c)	0.63 (c)	0.53(c)
Ratio of net investment income to average net assets (%)	5.66	6.54	6.06	5.28 (c)	5.33 (c)	5.74(c)
Portfolio turnover rate (%)	18	15	96	11 (c)	18	18
Net assets, end of period (000)	$254,357	$145,837	$129,339	$58,810	$16,276	$ 87
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	—	—	—	0.59 (c)	—	—

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

INVESTMENT OBJECTIVE
To achieve long-term growth of capital

INCEPTION DATE 5/1/01

ASSET CLASS
Common Stocks

NET ASSETS
$13.4 Million

PORTFOLIO MANAGER
Metlife
John H. Schreiber

PERFORMANCE AT-A-GLANCE

The Class A shares of the Janus Growth Portfolio returned –21.8% from its inception on May 1, 2001 to the end of the year, trailing its benchmark the Standard & Poor's 500 Index[3], which returned –7.2% for the same time period.

PORTFOLIO ACTIVITY

Investors may boil down the year into two words: liquidity injection. The Federal Reserve cut its prime lending rate to a 40-year low of 1.75% and continued to funnel cash into the economy via its money supply controls. Helping keep the country awash in dollars were lower fuel costs, tame inflation figures, and historically small borrowing costs for home and auto purchases.

The abundance of money sloshing around the economy worked its usual magic and found its way into stocks, which helped push the markets higher at year-end after a long malaise. But it wasn't enough to offset some considerable losses, particularly those before and shortly after the tragic events of September 11.

Among our new holdings this period is Enzon. The biotech firm developed Peg-Intron, a hepatitis C treatment that the U.S. Food and Drug Administration recently approved for use in chronic conditions in combination with Schering-Plough's Rebetol. Two holdings we cut were financial services provider Citigroup, which we eliminated after concluding that the company's growing involvement with bankrupt energy trader Enron was symptomatic of an increasingly desperate-for-growth business model, and Liberty Media, the media holding company which saw its valuation knocked way down post-September 11 and recovered to a point where we took some nice profits.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Enzon, Inc.	8.2%
Laboratory Corp. America Holdings	6.2
Coca Cola Co.	4.8
Liberty Media Corp.	4.6
Microsoft Corp.	4.5
Capital One Financial Corp.	4.3
Tyco International, Ltd.	3.5
Motorola, Inc.	3.3
Viacom, Inc. (Class B)	3.3
Forest Laboratories, Inc.	3.0

PORTFOLIO OUTLOOK[A]

While I found the Portfolio's performance less than satisfying, I believe it is now positioned appropriately for an economic rebound. Our emphasis remains on getting paid twice by our investments — initially from the earnings growth well run companies consistently produce and then from P/E multiple expansions as the market recognizes the prospects for continued growth into the future.

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX SINCE 5/1/01


$12,000
10,000
8,000
6,000
5/01
12/01
Janus Growth
S&P 500 Index

Average Annual Total Returns As of December 31, 2001

	Janus Growth Portfolio Class A	Class B	Class E	S&P MidCap 400 Index
Since Inception(a)	−21.8%	−21.8%	−21.8%	−7.2%

(a) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
Janus Growth Portfolio
Investments as of December 31, 2001

Common Stocks—89.5% of Total Net Assets

Shares		Value (Note 1A)
	Apparel & Textiles—1.2%	
4,100	Coach, Inc.	$ 159,818
	Banks—0.5%	
1,645	Bank of New York Co., Inc.	67,116
	Business Services—1.4%	
2,290	Concord EFS, Inc. (b)	75,066
3,365	Weight Watchers International, Inc.	113,804
		188,870
	Communication Services—14.2%	
6,720	AOL Time Warner, Inc.	215,712
20,390	Acme Communications, Inc. (b)	137,429
5,945	Alamosa Holdings, Inc. (b)	70,924
33,455	Level 3 Communications, Inc. (b)	167,275
44,390	Liberty Media Corp.	621,460
10,440	Sprint Corp. (PCS Group) (b)	254,840
9,865	Viacom, Inc. (Class B) (b)	435,540
		1,903,180
	Communications—3.3%	
29,150	Motorola, Inc.	437,833
	Computers & Business Equipment—3.4%	
1,690	FEI Co. (b)	53,252
5,120	Flextronics International, Ltd. (b)	122,829
6,730	Micron Technology, Inc.	208,630
2,560	Teradyne, Inc.	77,158
		461,869
	Conglomerates—3.5%	
7,925	Tyco International, Ltd.	466,782
	Drugs & Health Care—24.3%	
1,645	Amgen, Inc. (b)	92,844
19,555	Enzon, Inc. (b)	1,100,555
4,935	Forest Laboratories, Inc. (b)	404,423
5,045	Inhale Therapeutic Systems, Inc. (b)	93,585
10,330	Laboratory Corp. America Holdings (b)	835,180
4,935	Medtronic, Inc.	252,721
3,225	Quest Diagnostics, Inc. (b)	231,265
2,605	Stryker Corp. (b)	152,054
1,655	Tenet Healthcare Corp. (b)	97,182
		3,259,809
	Electronics—3.6%	
45,800	ARM Holdings, Plc. (b), (GBP)	239,037
2,560	Celestica, Inc. (ADR)	103,398
	Electronics—(Continued)	
8,805	Symbol Technologies, Inc.	$ 139,823
		482,258
	Federal Agencies—2.5%	
4,230	Federal National Mortgage Association	336,285
	Financial Services—10.4%	
3,370	American Express Co.	120,275
10,690	Capital One Financial Corp.	576,725
5,930	Lehman Brothers Holdings, Inc.	396,124
9,255	Washington Mutual, Inc.	302,639
		1,395,763
	Food & Beverages—4.8%	
13,605	Coca Cola Co.	641,476
	Foreign Corporate—2.6%	
25,395	Bank of Ireland, (EUR)	240,295
2,400	Sony Corp., (JPY)	109,732
		350,027
	Hotels & Restaurants—3.5%	
13,120	MGM Mirage, Inc.	378,775
3,185	Starwood Hotels & Resorts Worldwide, Inc. (Class B)	95,072
		473,847
	Household Products—1.3%	
3,050	Colgate Palmolive Co.	176,138
	Insurance—1.0%	
51	Berkshire Hathaway, Inc. (Class B) (b)	128,775
	Internet—0.8%	
2,610	Check Point Software Technologies, Ltd. (ADR)	104,113
	Leisure—0.3%	
630	Polaris Industries, Inc.	36,383
	Retail—2.4%	
1,660	Fred's, Inc.	67,994
6,890	Insight Enterprises, Inc. (b)	169,494
2,040	TJX Companies, Inc.	81,314
		318,802
	Software—4.5%	
9,145	Microsoft Corp. (b)	605,856
	Total Common Stocks (Identified Cost $11,455,600)	11,995,000

See accompanying notes to financial statements.

Investments as of December 31, 2001

Short Term Investments—15.7%

Face Amount		Value (Note 1A)
	Discount Notes—15.7%	
$2,100,000	Federal Home Loan Mortgage 1.510%, 1/2/2002	$ 2,099,912
	Total Short Term Investments (Identified Cost $2,099,912)	2,099,912
	Total Investments—105.2% (Identified Cost $13,555,512) (a)	14,094,912
	Other assets less liabilities	(698,456)
	Total Net Assets—100%	$13,396,456

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $13,875,002 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 716,819
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(496,909)
Net unrealized appreciation	$ 219,910

(b) Non-Income producing security.

Key to Abbreviations:

ADR— *An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

EUR—*Euro Currency*

GBP—*Pound Sterling*

JPY—*Japanese Yen*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Janus Growth Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$14,094,912
Cash		78,113
Receivable for:		
Fund shares sold		41,441
Dividends and interest		5,941
Due from Investment Adviser		36,798
Prepaid expense		254
Total Assets		14,257,459
Liabilities		
Payable for:		
Fund shares redeemed	$ 2,724	
Securities purchased	833,470	
Withholding taxes	598	
Accrued expenses:		
Management fees	5,855	
Service and distribution fees Class B	579	
Other expenses	17,777	
Total Liabilities		861,003
Net Assets		$13,396,456
Net assets consist of:		
Capital paid in		$14,382,557
Accumulated net realized gains (losses)		(1,525,534)
Unrealized appreciation (depreciation) on investments		539,433
Net Assets		$13,396,456
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($10,308,948 divided by 1,318,446 shares of beneficial interest)		$ 7.82
Class B		
Net asset value and redemption price per share ($3,067,984 divided by 392,607 shares of beneficial interest)		$ 7.81
Class E		
Net asset value and redemption price per share ($19,524 divided by 2,496 shares of beneficial interest)		$ 7.82
Identified cost of investments		$13,555,512

Statement of Operations
Eight months ended December 31, 2001(b)

Investment Income		
Dividends		$ 22,356 (a)
Interest		16,749
		39,105
Expenses		
Management fees	$ 38,389	
Service and distribution fees—Class B	1,844	
Directors' fees and expenses	6,696	
Custodian	53,867	
Audit and tax services	7,849	
Legal	18	
Printing	1,369	
Insurance	28	
Miscellaneous	138	
Total expenses before reimbursements	110,198	
Expense reimbursements	(62,766)	47,432
Net Investment Loss		(8,327)
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(1,531,701)	
Foreign currency transactions—net	6,556	(1,525,145)
Unrealized appreciation (depreciation) on:		
Investments—net	539,400	
Foreign currency transactions—net	33	539,433
Net gain (loss)		(985,712)
Net Increase (Decrease) in Net Assets From Operations		$ (994,039)

(a) *Net of foreign taxes of $647*
(b) Portfolio commenced operations May 1, 2001.

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	May 1, 2001(a) through December 31, 2001
From Operations	
Net investment loss	$ (8,327)
Net realized gain (loss)	(1,525,145)
Unrealized appreciation (depreciation)	539,433
Increase (decrease) in net assets from operations	(994,039)
Increase (decrease) in net assets from capital share transactions	14,390,495
Total increase (decrease) in net assets	13,396,456
Net Assets	
Beginning of the period	0
End of the period	$13,396,456
Undistributed (Overdistributed) Net Investment Income	
End of the period	$ 0

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	May 1, 2001 through December 31, 2001	
	Shares	$
Class A		
Sales	2,035,109	$17,649,453
Reinvestments	0	0
Redemptions	(716,663)	(6,412,724)
Net increase (decrease)	1,318,446	$11,236,729
Class B		
Sales	424,624	$ 3,380,934
Reinvestments	0	0
Redemptions	(32,017)	(246,677)
Net increase (decrease)	392,607	$ 3,134,257
Class E		
Sales	2,506	$ 19,586
Reinvestments	0	0
Redemptions	(10)	(77)
Net increase (decrease)	2,496	$ 19,509
Increase (decrease) derived from capital share transactions	1,713,549	$14,390,495

(a) *Commencement of Operations*

See accompanying notes to financial statements.

Financial Highlights

	Class A May 1, 2001(a) through December 31, 2001	Class B May 1, 2001(a) through December 31, 2001	Class E May 1, 2001(a) through December 31, 2001
Net Asset Value, Beginning of Period	$ 10.00	$10.00	$10.00
Income From Investment Operations			
Net investment loss	0.00	(0.01)	0.00
Net realized and unrealized gain (loss) on investments	(2.18)	(2.18)	(2.18)
Total from investment operations	(2.18)	(2.19)	(2.18)
Net Asset Value, End of Period	$ 7.82	$ 7.81	$ 7.82
Total Return (%)	(21.8)(b)	(21.8)(b)	(21.8)(b)
Ratio of operating expenses to average net assets (%)	0.95 (c)	1.20 (c)	1.10 (c)
Ratio of net investment loss to average net assets (%)	(0.13)(c)	(0.43)(c)	(0.28)(c)
Portfolio turnover rate (%)	218 (c)	218 (c)	218 (c)
Net assets, end of period (000)	$10,309	$3,068	$ 20
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	2.26 (c)	2.51 (c)	2.41 (c)

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

INCEPTION DATE 5/1/90

ASSET CLASS
Large Cap Stocks

NET ASSETS
$3.7 Billion

PORTFOLIO MANAGER
MetLife Investment Department

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the MetLife Stock Index Portfolio returned −12.2%. Its benchmark, The Standard & Poor's 500 Composite Stock Price Index[3] (S&P 500 Index), returned −11.9% for the same time period, while the average return of the Portfolio's peer group, the Lipper Variable Insurance Product S&P 500 Index Funds universe[15], was −12.2%. Dividend income accounted for 1.15% of this year's total return of the index. This was the worst year for the S&P 500 since 1974. It was also the first time since the 1973-74 period that the index had back-to-back negative annual returns. The combination of the tragic events of September 11 and the economy officially entering into a recession led the S&P 500 to a three-year low on September 21. Despite eleven interest rate cuts by the Federal Reserve in 2001 and a +19.3% rally in the S&P 500 between September 21 and December 31, ten of the eleven sectors in the index experienced negative returns for the year.

PORTFOLIO ACTIVITY

The technology sector, which decreased –23.6%, accounted for almost half of the benchmark's loss for the year. The technology sector weighting decreased from 22.0% of total benchmark on December 31, 2000 to 18.6% at the close of December 2001. Other poor performing sectors were utilities, down 32.4%, communication services, down 13.6%, and health care, down 12.0%. The three largest names to impact performance were Cisco down 52.6%, EMC down 79.3%, and Oracle down 52.4%.

A noteworthy event in the S&P 500 this year was that in early October, Standard and Poor's added Real Estate Investment Trusts (REITs) to the S&P 500. REIT's had been excluded from the indices since the 1970's because they were considered passive investment vehicles. However, changes in US tax law as well as Standard & Poor's broad object to reflect the US economy through the equity markets, caused S&P to reverse their long-time stance of not including REITs in their equity benchmarks. The two REITs added to the S&P 500 were Equity Office Properties and Equity Residential Properties. As of year-end, their combined weighting was approximately 20 basis points (0.20%) of the index.

There were thirty-nine companies added to the benchmark and forty deleted this year. Benchmark turnover was approximately 6.0% for the year. This figure represents a significant decrease over the benchmark's 11.0% turnover last year.

PORTFOLIO OUTLOOK[A]

Factors that could impact stock prices in the coming quarter include developments in the War on Terrorism, the Federal Reserve's interest rate policy, corporate earnings, unemployment trends, and the timing of any potential recovery in the US economy.

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX SINCE 12/31/91


$44,000
39,000
34,000
29,000
24,000
19,000
14,000
9,000
Metlife Stock Index
S&P 500 Composite Index
12/91
12/93
12/95
12/97
12/99
12/01

Average Annual Total Returns
As of December 31, 2001

	Metlife Stock Index Portfolio Class A	Class B	Class E	S&P 500 Index
1 Year	−12.2%	N/A	N/A	−11.9%
3 Years	−1.3	N/A	N/A	−1.0
5 Years	10.3	N/A	N/A	10.7
10 Years	12.5	N/A	N/A	12.9
Since Inception	13.2	−9.8(a)	−8.7(b)	13.8

(a) Inception date was January 2, 2001.

(b) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
General Electric Co.	3.8%
Microsoft Corp.	3.4
ExxonMobil Corp.	2.5
Citigroup, Inc.	2.5
Wal-Mart Stores, Inc.	2.4
Pfizer, Inc.	2.4
Intel Corp.	2.0
International Business Machines Corp.	2.0
American International Group, Inc.	2.0
Johnson & Johnson	1.7

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
MetLife Stock Index Portfolio
Investments as of December 31, 2001

Common Stocks—99.0% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—1.6%	
34,792	Goodrich Corp.	$ 926,163
70,569	General Dynamics Corp.	5,620,115
283,556	Honeywell International, Inc.	9,589,864
153,435	Lockheed Martin Corp.	7,160,811
38,464	Northrop Grumman Corp.	3,877,556
136,160	Raytheon Co.	4,421,115
64,228	Rockwell Collins, Inc. (c)	1,252,446
43,680	TRW, Inc.	1,617,907
49,093	Textron, Inc.	2,035,396
291,700	The Boeing Co.	11,312,126
163,195	United Technologies Corp.	10,547,293
		58,360,792
	Air Travel—0.2%	
53,034	AMR Corp. (b)	1,175,764
43,232	Delta Air Lines, Inc.	1,264,968
266,573	Southwest Airlines Co.	4,926,269
23,543	U.S. Airways Group, Inc. (b) (c)	149,263
		7,516,264
	Aluminum—0.4%	
111,933	Alcan Aluminum, Ltd. (ADR)	4,021,752
295,816	Alcoa, Inc.	10,516,259
		14,538,011
	Apparel & Textiles—0.3%	
43,945	Jones Apparel Group, Inc. (b)	1,457,656
18,237	Liz Claiborne, Inc.	907,291
93,563	NIKE, Inc. (Class B)	5,261,983
19,852	Reebok International, Ltd. (b)	526,078
38,651	VF Corp.	1,507,775
		9,660,783
	Auto Parts—0.2%	
25,277	Cooper Tire & Rubber Co. (b)	403,421
49,232	Dana Corp.	683,340
193,700	Delphi Automotive Systems Corp.	2,645,942
56,532	Goodyear Tire & Rubber Co. (c)	1,346,027
30,752	Johnson Controls, Inc.	2,483,224
20,486	Snap-On, Inc.	689,559
45,407	Visteon Corp.	682,921
		8,934,434
	Automobiles—0.7%	
630,736	Ford Motor Co.	9,915,170
193,485	General Motors Corp.	9,403,371
105,785	Harley Davidson, Inc.	5,745,183

Shares		Value (Note 1A)
	Automobiles—(Continued)	
20,528	Navistar International Corp. (b)	$ 810,856
		25,874,580
	Banks—7.8%	
126,929	AmSouth Bancorporation	2,398,958
157,803	BB&T Corp.	5,698,266
405,989	Bank One Corp.	15,853,871
547,994	Bank of America Corp.	34,496,222
256,710	Bank of New York Co., Inc.	10,473,768
78,285	Charter One Financial, Inc.	2,125,438
1,791,963	Citigroup, Inc.	90,458,292
62,346	Comerica, Inc.	3,572,426
201,140	Fifth Third Bancorp	12,335,916
363,986	FleetBoston Financial Corp.	13,285,489
54,900	Golden West Financial Corp.	3,230,865
87,491	Huntington Bancshares, Inc. (c)	1,503,970
147,897	Keycorp	3,599,813
162,949	Mellon Financial Corp.	6,130,142
211,074	National City Corp.	6,171,804
77,364	Northern Trust Corp.	4,658,860
79,221	Regions Financial Corp. (c)	2,371,877
119,111	SouthTrust Corp.	2,938,468
100,596	Sun Trust Banks, Inc.	6,307,369
101,742	Synovus Financial Corp.	2,548,637
679,503	US Bancorp	14,221,998
47,849	Union Planters Corp.	2,159,425
474,000	Wachovia Corp.	14,864,640
590,449	Wells Fargo & Co.	25,655,009
32,149	Zions Bancorp	1,690,395
		288,751,918
	Biotechnology—0.1%	
62,143	Forest Laboratories, Inc. (b)	5,092,619
	Building & Construction—0.1%	
21,282	Crane Co.	545,670
27,664	Fluor Corp.	1,034,634
158,999	Masco Corp.	3,895,476
		5,475,780
	Business Services—2.4%	
68,604	Allied Waste Industries, Inc. (c)	964,572
214,765	Automatic Data Processing, Inc.	12,649,659
38,246	Avery Dennison Corp.	2,162,046
341,858	Cendant Corp. (b)	6,703,835
59,287	Cintas Corp. (c)	2,845,776
175,456	Concord EFS, Inc. (b)	5,751,448
59,637	Convergys Corp. (b)	2,235,791
23,519	Deluxe Corp.	977,920

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Business Services—(Continued)	
165,116	Electronic Data Systems Corp.	$ 11,318,702
49,695	Equifax, Inc.	1,200,134
132,880	First Data Corp.	10,424,436
65,106	Fiserv, Inc. (b)	2,755,286
64,231	H&R Block, Inc.	2,871,126
101,555	IMS Health, Inc.	1,981,338
131,533	Interpublic Group of Cos.	3,885,485
130,225	Paychex, Inc.	4,538,341
84,934	Pitney Bowes, Inc.	3,194,368
40,436	R.R. Donnelley & Sons Co.	1,200,545
61,632	Robert Half International, Inc.	1,645,574
21,130	Ryder System, Inc.	468,030
46,385	Sabre Holdings Corp.	1,964,405
218,887	Waste Management, Inc.	6,984,684
		88,723,501
	Chemicals—1.3%	
79,118	Air Products & Chemicals, Inc.	3,711,425
24,478	Ashland, Inc.	1,127,946
313,773	Dow Chemical Co.	10,599,252
357,069	E. I. du Pont de Nemours	15,179,003
27,087	Eastman Chemical Co.	1,056,935
44,639	Ecolab, Inc.	1,796,720
45,765	Engelhard Corp.	1,266,775
17,708	Great Lakes Chemical Corp. (c)	429,950
37,791	Hercules, Inc. (c)	377,910
58,534	PPG Industries, Inc.	3,027,378
55,842	Praxair, Inc.	3,085,271
76,393	Rohm & Haas Co.	2,645,490
25,552	Sigma Aldrich	1,007,004
35,589	Vulcan Materials Co.	1,706,137
		47,017,196
	Communication Services—4.5%	
1,541,817	AOL Time Warner, Inc.	49,492,326
108,118	ALLTEL Corp.	6,674,124
96,142	Citizens Communications Co. (c)	1,024,874
208,161	Clear Channel Communications (b)	10,597,477
329,123	Comcast Corp. (b)	11,848,428
17,513	Meredith Corp.	624,338
278,054	Nextel Communications, Inc. (b) (c)	3,047,472
65,057	Omnicom Group, Inc.	5,812,843
1,170,848	SBC Communications, Inc.	45,862,116
38,506	TMP Worldwide, Inc. (c)	1,651,907
73,571	Univision Communications, Inc. (b) (c)	2,976,683
617,662	Viacom, Inc. (Class B) (b)	27,269,777
		166,882,365

Shares		Value (Note 1A)
	Communications—3.2%	
133,162	Altera Corp.	$ 2,825,698
125,857	Analog Devices, Inc. (b)	5,586,792
2,554,366	Cisco Systems, Inc. (b)	46,259,568
908,741	Dell Computer Corp. (b)	24,699,580
770,205	EMC Corp. (b)	10,351,555
775,233	Motorola, Inc.	11,644,000
46,063	Noble Drilling Corp. (b)	1,567,985
266,251	Qualcomm, Inc. (b)	13,445,675
		116,380,853
	Computers & Business Equipment—5.0%	
268,567	ADC Telecommunications, Inc.	1,235,408
28,350	Andrew Corp.	620,581
122,189	Apple Computer, Inc.	2,675,939
18,888	Autodesk, Inc.	703,956
91,749	Broadcom Corp.	3,749,782
111,601	Ciena Corp. (b) (c)	1,597,010
65,383	Citrix Systems, Inc. (b) (c)	1,481,579
586,510	Compaq Computer Corp.	5,724,338
88,752	Conexant Systems, Inc.	1,274,479
110,850	Gateway, Inc. (b)	891,234
675,151	Hewlett Packard Co.	13,867,602
600,005	International Business Machines Corp.	72,576,605
127,778	LSI Logic Corp.	2,016,337
45,332	Lexmark International, Inc. (b)	2,674,588
110,265	Linear Technology Corp.	4,304,746
1,189,170	Lucent Technologies, Inc. (c)	7,479,879
209,101	Micron Technology, Inc.	6,482,131
33,718	NCR Corp.	1,242,845
61,395	National Semiconductor Corp.	1,890,352
115,334	Network Appliance, Inc.	2,522,355
49,552	Novellus Systems, Inc. (c)	1,954,826
57,392	PMC—Sierra, Inc. (c)	1,220,154
196,024	Palm, Inc. (c)	760,573
32,329	QLogic Corp.	1,438,964
1,129,063	Sun Microsystems, Inc.	13,887,475
77,241	Symbol Technologies, Inc.	1,226,587
141,676	Tellabs, Inc. (b)	2,119,473
62,989	Teradyne, Inc. (c)	1,898,488
603,333	Texas Instruments, Inc.	16,893,324
66,351	Vitesse Semiconductor Corp.	824,743
250,775	Xerox Corp. (c)	2,613,075
116,195	Xilinx, Inc. (b)	4,537,415
		184,386,843
	Conglomerates—4.9%	
3,457,753	General Electric Co.	138,586,740
30,909	ITT Industries, Inc.	1,560,905

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
MetLife Stock Index Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Conglomerates—(Continued)	
694,905	Tyco International, Ltd.	$ 40,929,904
		181,077,549
	Containers & Glass—0.1%	
18,672	Bemis, Inc.	918,289
55,487	Pactiv Corp. (b)	984,894
29,405	Sealed Air Corp. (c)	1,200,312
		3,103,495
	Cosmetics & Toiletries—0.4%	
82,282	Avon Products, Inc.	3,826,113
367,576	Gillette Co.	12,277,038
		16,103,151
	Domestic Oil—5.9%	
31,223	Amerada Hess Corp.	1,951,438
86,644	Anadarko Petroleum Corp.	4,925,711
47,854	Apache Corp.	2,386,977
69,928	Burlington Resources, Inc.	2,625,097
371,570	ChevronTexaco Corp.	33,296,388
218,215	Conoco, Inc.	6,175,485
43,891	Devon Energy Corp. (c)	1,696,387
40,163	EOG Resources, Inc.	1,570,775
2,382,589	ExxonMobil Corp.	93,635,748
146,934	Halliburton Co.	1,924,835
34,895	Kerr-McGee Corp.	1,912,246
20,948	Mcdermott International, Inc.	257,032
130,124	Occidental Petroleum Corp.	3,452,190
133,034	Phillips Petroleum Co.	8,016,629
31,230	Rowan Companies, Inc.	604,925
739,797	Royal Dutch Petroleum Co. (ADR)	36,264,849
200,433	Schlumberger, Ltd.	11,013,793
27,377	Sunoco, Inc. (c)	1,022,257
108,189	USX-Marathon Group	3,245,670
84,540	Unocal Corp.	3,049,358
		219,027,790
	Drugs & Health Care—10.5%	
45,692	Allergan, Inc.	3,429,185
364,514	Amgen, Inc. (b)	20,573,170
73,817	Applera Corp. (b)	2,898,794
18,743	Bausch & Lomb, Inc.	705,861
205,622	Baxter International, Inc.	11,027,508
90,236	Becton Dickinson & Co.	2,991,323
51,464	Biogen, Inc.	2,951,460
94,328	Biomet, Inc.	2,914,735
139,904	Boston Scientific Corp.	3,374,485
673,920	Bristol-Myers Squibb Co.	34,369,920

Shares		Value (Note 1A)
	Drugs & Health Care—(Continued)	
17,918	C.R. Bard, Inc.	$ 1,155,711
157,047	Cardinal Health, Inc.	10,154,659
65,833	Chiron Corp.	2,886,119
391,567	Eli Lilly & Co.	30,753,672
74,300	Genzyme Corp. (b)	4,447,598
106,138	Guidant Corp. (b)	5,285,673
179,385	HCA Healthcare Co.	6,913,498
85,513	Health Management Associates (b)	1,573,439
136,639	HealthSouth Corp.	2,024,990
58,757	Humana, Inc. (b)	692,745
189,697	Immunex Corp. (b)	5,256,504
85,555	King Pharmaceuticals, Inc. (b)	3,604,432
35,199	Manor Care, Inc. (b)	834,568
99,275	McKesson Corp.	3,712,885
74,621	Medimmune, Inc. (c)	3,458,683
421,651	Medtronic, Inc.	21,592,748
792,292	Merck & Co., Inc.	46,586,770
2,189,695	Pfizer, Inc.	87,259,346
449,109	Pharmacia Corp.	19,154,499
41,212	Quintiles Transnational Corp. (b)	661,453
510,106	Schering-Plough Corp.	18,266,896
30,462	St. Jude Medical, Inc. (b)	2,365,374
68,912	Stryker Corp. (b)	4,022,394
113,513	Tenet Healthcare Corp. (b)	6,665,483
108,595	UnitedHealth Group, Inc.	7,685,268
37,411	Watson Pharmaceuticals, Inc. (b)	1,174,331
22,384	Wellpoint Health Networks, Inc. (b) (c)	2,615,570
67,828	Zimmer Holdings, Inc.	2,071,467
		388,113,216
	Electric Utilities—2.5%	
185,205	AES Corp. (b)	3,028,102
43,520	Allegheny Energy, Inc.	1,576,294
48,320	Ameren Corp.	2,043,936
112,236	American Electric Power, Inc.	4,885,633
46,029	CMS Energy Corp.	1,106,077
104,232	Calpine Corp. (b) (c)	1,750,055
55,988	Cinergy Corp. (c)	1,871,679
73,777	Consolidated Edison, Inc.	2,977,640
57,149	Constellation Energy Group, Inc.	1,517,306
56,653	DTE Energy Co.	2,376,027
91,907	Dominion Resources, Inc.	5,523,611
270,566	Duke Energy Co.	10,622,421
122,230	Dynegy, Inc.	3,116,865
113,481	Edison International, Inc.	1,713,563
77,534	Entergy Corp.	3,032,355
112,112	Exelon Corp.	5,367,922
61,256	FPL Group, Inc.	3,454,838
103,675	FirstEnergy Corp.	3,626,551
139,535	Mirant Corp.	2,235,351

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Electric Utilities—(Continued)	
55,956	Niagara Mohawk Holdings, Inc. (b)	$ 992,100
134,883	PG&E Corp.	2,595,149
51,160	PPL Corp.	1,782,926
29,756	Pinnacle West Capital Corp.	1,245,289
76,188	Progress Energy, Inc.	3,430,746
72,584	Public Service Enterprise Group, Inc.	3,062,319
103,755	Reliant Energy, Inc.	2,751,583
242,117	Southern Co.	6,137,666
92,337	TXU Corp.	4,353,689
48,721	Teco Energy, Inc.	1,278,439
119,910	Xcel Energy, Inc.	3,326,303
		92,782,435
	Electrical Equipment—0.5%	
68,104	American Power Conversion Corp. (b)	984,784
32,888	Cooper Industries, Inc.	1,148,449
24,106	Eaton Corp.	1,793,727
149,059	Emerson Electric Co.	8,511,269
67,593	Molex, Inc.	2,092,003
27,203	Power-One, Inc.	283,183
62,100	Rockwell International Corp.	1,109,106
61,925	Thermo Electron Corp.	1,477,531
20,253	Thomas & Betts Corp.	428,351
		17,828,403
	Electronics—3.4%	
117,752	Advanced Micro Devices, Inc. (b)	1,867,547
160,575	Agilent Technologies, Inc. (b)	4,577,993
284,310	Applied Materials, Inc. (b)	11,400,831
102,888	Applied Micro Circuits Corp.	1,164,692
329,410	Corning, Inc. (c)	2,938,337
2,337,821	Intel Corp.	73,524,470
462,442	JDS Uniphase Corp.	4,013,997
67,795	Jabil Circuit, Inc. (b)	1,540,302
64,949	KLA-Tencor Corp. (b)	3,218,872
112,487	Maxim Integrated Products, Inc. (b)	5,906,692
16,954	Millipore Corp.	1,029,108
42,906	Perkinelmer, Inc.	1,502,568
181,345	Sanmina Corp.	3,608,766
54,431	Scientific-Atlanta, Inc. (b)	1,303,078
285,820	Solectron Corp.	3,224,050
31,588	Tektronix, Inc.	814,339
45,658	Waters Corp. (b)	1,767,878
		123,403,520
	Federal Agencies—1.2%	
242,267	Federal Home Loan Mortgage Corp.	15,844,262
347,957	Federal National Mortgage Association	27,662,581
		43,506,843
	Finance & Banking—0.2%	
113,308	State Street Corp.	$ 5,920,343
	Financial Services—3.2%	
464,715	American Express Co.	16,585,678
33,056	Bear Stearns Co., Inc. (c)	1,938,404
74,841	Capital One Financial Corp.	4,037,672
476,011	Charles Schwab Corp.	7,363,890
42,572	Countrywide Credit Industries, Inc.	1,744,175
90,837	Franklin Resources, Inc.	3,203,821
85,395	Hartford Financial Services Group, Inc.	5,365,368
159,424	Household International, Inc.	9,237,027
687,203	J.P. Morgan Chase & Co.	24,979,829
83,003	Lehman Brothers Holdings, Inc.	5,544,600
296,679	MBNA Corp.	10,443,101
54,044	Moody's Corp.	2,154,194
98,942	PNC Financial Services Group, Inc.	5,560,540
87,312	Providian Financial Corp.	309,958
76,304	Stilwell Financial, Inc.	2,076,995
42,538	T. Rowe Price Group, Inc.	1,477,345
54,604	USA Education, Inc.	4,587,828
305,502	Washington Mutual, Inc.	9,989,915
		116,600,340
	Food & Beverages—3.9%	
13,022	Adolph Coors Co. (Class B) (c)	695,375
307,993	Anheuser Busch Cos., Inc.	13,924,364
228,060	Archer Daniels Midland Co.	3,272,661
24,104	Brown Forman Corp. (Class B) (c)	1,508,910
142,505	Campbell Soup Co.	4,256,624
866,155	Coca Cola Co.	40,839,208
154,905	Coca Cola Enterprises, Inc.	2,933,901
186,283	Conagra, Inc.	4,427,947
126,886	General Mills, Inc.	6,599,341
122,433	H.J. Heinz Co.	5,034,445
47,236	Hershey Foods Corp.	3,197,877
141,570	Kellogg Co.	4,261,257
98,878	Pepsi Bottling Group, Inc.	2,323,633
609,392	PepsiCo, Inc.	29,671,297
272,835	Sara Lee Corp.	6,065,122
199,082	Unilever N.V. (ADR)	11,469,114
78,444	William Wringley Jr. Co.	4,029,668
		144,510,744
	Gas & Pipeline Utilities—0.6%	
177,706	El Paso Corp.	7,927,465
48,444	KeySpan Corp.	1,678,584
38,881	Kinder Morgan, Inc.	2,165,283
71,745	NiSource, Inc.	1,654,440
16,013	Nicor, Inc.	666,781
12,515	Peoples Energy Corp. (c)	474,694

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Gas & Pipeline Utilities—(Continued)	
72,571	Sempra Energy	$ 1,781,618
178,852	The Williams Cos., Inc.	4,564,303
		20,913,168
	Health Care—Products—3.7%	
19,805	Alberto Culver Co. (Class B) (b)	886,076
459,496	American Home Products Corp.	28,194,675
35,895	AmerisourceBergen Corp. (c)	2,281,127
81,008	Clorox Co.	3,203,867
33,289	International Flavours & Fragrances, Inc.	989,016
1,068,403	Johnson & Johnson	63,142,617
451,271	Procter & Gamble Co.	35,709,074
		134,406,452
	Hotels & Restaurants—0.7%	
40,168	Darden Restaurants, Inc.	1,421,947
39,085	Harrah Entertainment, Inc. (b)	1,446,536
128,628	Hilton Hotels Corp.	1,404,618
30,557	International Game Technology (b) (c)	2,087,043
83,584	Marriott International, Inc.	3,397,689
447,725	McDonald's Corp.	11,851,281
68,821	Starwood Hotels & Resorts Worldwide, Inc. (Class B)	2,054,307
50,800	Tricon Global Restaurants, Inc. (b)	2,499,360
36,423	Wendy's International, Inc.	1,062,459
		27,225,240
	Household Appliances & Home Furnishings—0.3%	
27,468	Black & Decker Corp.	1,036,368
21,554	Centex Corp.	1,230,518
51,754	Fortune Brands, Inc.	2,048,941
17,527	KB HOME (c)	702,833
68,436	Leggett & Platt, Inc.	1,574,028
27,111	Maytag Corp.	841,254
20,524	Pulte Corp. (c)	916,807
23,379	Whirlpool Corp.	1,714,382
		10,065,131
	Household Products—0.4%	
192,165	Colgate Palmolive Co.	11,097,529
92,569	Newell Rubbermaid, Inc.	2,552,127
20,244	Tupperware Corp.	389,697
		14,039,353
	Industrial Machinery—1.0%	
119,652	Caterpillar, Inc.	6,251,817
14,492	Cummins Engine, Inc. (c)	558,522
49,944	Danaher Corp.	3,012,122

Shares		Value (Note 1A)
	Industrial Machinery—(Continued)	
81,727	Deere & Co.	$ 3,568,201
70,504	Dover Corp.	2,613,583
60,331	Genuine Parts Co.	2,214,148
106,336	Illinois Tool Works, Inc.	7,201,074
63,346	Inco, Ltd. (ADR)	1,073,081
58,511	Ingersoll-Rand Co.	2,446,345
26,892	Paccar, Inc.	1,764,653
42,542	Pall Corp.	1,023,560
40,937	Parker Hannifin Corp.	1,879,418
29,470	Stanley Works (c)	1,372,418
33,092	W.W. Grainger, Inc.	1,588,416
		36,567,358
	Insurance—4.3%	
181,197	AFLAC, Inc.	4,450,198
49,514	Aetna, Inc.	1,633,467
248,350	Allstate Corp.	8,369,395
37,070	Ambac Financial Group, Inc.	2,144,870
909,939	American International Group, Inc.	72,249,157
93,770	Aon Corp.	3,330,710
50,375	CIGNA Corp.	4,667,244
56,792	Cincinnati Financial Corp.	2,166,615
117,897	Conseco, Inc. (c)	525,821
52,813	Jefferson-Pilot Corp.	2,443,658
104,030	John Hancock Financial Services, Inc.	4,296,439
66,302	Lincoln National Corp.	3,220,288
66,698	Loews Corp.	3,693,735
51,956	MBIA, Inc.	2,786,400
37,602	MGIC Investment Corp.	2,320,795
95,660	Marsh & McLennan Cos., Inc.	10,278,667
252,442	MetLife, Inc.	7,997,363
25,534	Progressive Corp.	3,812,226
44,969	Safeco Corp.	1,400,784
59,139	The Chubb Corp.	4,080,591
72,241	The St. Paul Cos., Inc.	3,176,437
43,251	Torchmark, Inc.	1,701,062
84,768	UnumProvident Corp.	2,247,200
46,209	Xl Capital, Ltd.	4,221,654
		157,214,776
	Investment Brokerage—1.0%	
294,778	Merrill Lynch & Co., Inc.	15,363,829
381,994	Morgan Stanley Dean Witter & Co.	21,368,745
		36,732,574
	Leisure—0.7%	
30,362	Brunswick Corp.	660,677
203,942	Carnival Corp.	5,726,691
59,967	Hasbro, Inc. (c)	973,264

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
MetLife Stock Index Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Leisure—(Continued)	
150,338	Mattel, Inc.	$ 2,585,814
710,058	The Walt Disney Co.	14,712,402
		24,658,848
	Medical Laboratories—0.8%	
540,735	Abbott Laboratories	30,145,976
	Mining—0.7%	
27,955	Allegheny Technologies, Inc. (b)	468,246
9,902	Ball Corp.	700,071
186,692	Barrick Gold Corp. (ADR)	2,977,744
48,259	Freeport-McMoran Copper & Gold, Inc. (Class B) (b) (c)	646,188
136,565	Minnesota Mining & Manufacturing Co.	16,143,349
68,221	Newmont Mining Corp.	1,303,703
27,407	Nucor Corp.	1,451,475
27,671	Phelps Dodge Corp.	896,541
114,364	Placer Dome, Inc. (ADR)	1,247,711
29,742	Worthington Industries, Inc.	422,336
		26,257,364
	Newspapers—0.2%	
52,802	New York Times Co.	2,283,686
104,155	Tribune Co.	3,898,522
		6,182,208
	Paper & Forest—0.8%	
20,186	Boise Cascade Corp.	686,526
80,568	Georgia-Pacific Corp. (c)	2,224,483
167,869	International Paper Co.	6,773,514
182,913	Kimberly-Clark Corp.	10,938,197
36,382	Louisiana-Pacific Corp.	307,064
34,312	Mead Corp.	1,059,898
17,299	Temple-Inland, Inc.	981,372
35,630	Westvaco Corp.	1,013,674
75,766	Weyerhaeuser Co.	4,097,425
38,408	Willamette Industries, Inc.	2,001,825
		30,083,978
	Petroleum Services—0.3%	
116,958	Baker Hughes, Inc.	4,265,458
49,066	Nabors Industries, Inc.	1,684,436
111,365	Transocean Sedco Forex, Inc.	3,766,364
		9,716,258
	Photography—0.1%	
101,229	Eastman Kodak Co. (c)	2,979,169
	Publishing—0.4%	
22,070	American Greetings Corp. (c)	$ 304,125
29,580	Dow Jones & Co., Inc.	1,618,913
92,249	Gannett, Inc.	6,201,900
29,289	Knight Ridder, Inc.	1,901,735
67,328	McGraw-Hill Cos., Inc.	4,105,661
		14,132,334
	Railroads & Equipment—0.4%	
134,339	Burlington Northern Santa Fe Corp.	3,832,691
73,977	CSX Corp.	2,592,894
134,281	Norfolk Southern Corp.	2,461,371
86,521	Union Pacific Corp.	4,931,697
		13,818,653
	Real Estate Investment Trust—0.2%	
144,314	Equity Office Properties Trust	4,340,965
94,321	Equity Residential Properties Trust	2,707,956
		7,048,921
	Retail—7.4%	
141,348	Albertson's, Inc.	4,451,049
37,550	Autozone, Inc.	2,696,090
101,118	Bed Bath & Beyond, Inc. (b)	3,427,900
73,603	Best Buy Co., Inc. (b)	5,481,951
39,648	Big Lots, Inc.	412,339
136,112	CVS Corp.	4,028,915
72,558	Circuit City Stores, Inc.	1,882,880
157,814	Costco Wholesale Corp. (b)	7,003,785
28,586	Dillard's, Inc. (c)	457,376
113,766	Dollar General Corp.	1,695,113
59,922	Family Dollar Stores, Inc. (b)	1,796,462
67,110	Federated Department Stores, Inc.	2,744,799
816,195	Home Depot, Inc.	41,634,107
91,823	J.C. Penney Co., Inc. (c)	2,470,039
170,989	K-Mart Corp. (b) (c)	933,600
116,765	Kohl's Corp.	8,224,927
269,577	Lowe's Cos., Inc.	12,511,069
103,802	May Department Stores Co.	3,838,598
46,815	Nordstrom, Inc. (c)	947,067
106,921	Office Depot, Inc. (b)	1,982,315
62,430	Radioshack Corp.	1,879,143
174,814	Safeway, Inc. (b)	7,298,485
112,362	Sears Roebuck & Co.	5,352,926
53,186	Sherwin-Williams Co.	1,462,615
160,783	Staples, Inc.	3,006,642
133,106	Starbucks Corp. (c)	2,535,669
46,429	Supervalue, Inc.	1,027,009
232,152	Sysco Corp.	6,087,025
94,996	TJX Cos., Inc.	3,786,541
314,610	Target Corp.	12,914,740

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Retail—(Continued)	
299,968	The Gap, Inc.	$ 4,181,554
279,791	The Kroger Co. (b)	5,839,238
149,283	The Limited, Inc.	2,197,446
51,365	Tiffany & Co.	1,616,457
69,180	Toys "R" Us, Inc. (b)	1,434,793
1,552,425	Wal-Mart Stores, Inc.	89,342,059
355,574	Walgreen Co.	11,968,621
46,918	Winn-Dixie Stores, Inc.	668,582
		271,219,926
	Software—5.3%	
82,615	Adobe Systems, Inc.	2,565,196
83,383	BMC Software, Inc. (b)	1,364,980
200,603	Computer Associates International, Inc.	6,918,797
59,342	Computer Sciences Corp. (b)	2,906,571
129,523	Compuware Corp. (b)	1,527,076
64,607	Comverse Technology, Inc.	1,445,259
73,863	Intuit, Inc. (b)	3,159,859
28,491	Mercury Interactive Corp. (b)	968,124
1,875,884	Microsoft Corp. (b)	124,277,315
126,148	Novell, Inc. (b)	579,019
50,356	Nvidia Corp. (b)	3,368,816
1,937,155	Oracle Corp. (b)	26,752,111
88,570	Parametric Technology Corp.	691,732
105,493	Peoplesoft, Inc.	4,240,819
44,004	Sapient Corp. (b)	339,711
161,043	Siebel Systems, Inc. (b)	4,505,983
111,146	Unisys Corp.	1,393,771
139,627	Veritas Software Corp. (b)	6,259,478
197,853	YAHOO!, Inc. (c)	3,509,912
		196,774,529
	Steel—0.0%	
29,323	USX-U.S. Steel Group	531,040
	Technology—0.0%	
99,924	Avaya, Inc.	1,214,077
	Telephone—4.1%	
1,232,312	AT&T Corp.	22,354,140
880,252	AT&T Wireless Services, Inc.	12,649,221
653,599	BellSouth Corp.	24,934,802
49,547	Centurytel, Inc.	1,625,142
1,114,851	Nortel Networks Corp.	8,361,382
579,889	Qwest Communications International, Inc.	8,193,832
308,939	Sprint Corp. (FON Group)	6,203,495
	Telephone—(Continued)	
343,322	Sprint Corp. (PCS Group) (b) (c)	$ 8,380,490
945,457	Verizon Communications	44,871,389
1,027,290	Worldcom, Inc.	14,464,243
		152,038,136
	Tobacco—1.0%	
754,670	Philip Morris Cos., Inc.	34,601,620
57,365	UST, Inc.	2,007,775
		36,609,395
	Trucking & Freight Forwarding—0.1%	
103,837	FedEx Corp.	5,387,064
	Total Common Stocks (Identified Cost $3,134,750,922)	3,645,535,696

Short Term Investment—1.0%

Face Amount		Value (Note 1A)
	Discount Notes—1.0%	
$35,300,000	Federal Home Loan Mortgage 1.510%, 1/2/02	35,298,519
	Total Short Term Investment (Identified Cost $35,298,519)	35,298,519
	Total Investments—100.0% (Identified Cost $3,170,049,441) (a)	3,680,834,215
	Other assets less liabilities	1,787,166
	Total Net Assets—100%	$3,682,621,381

See accompanying notes to financial statements.

Investments as of December 31, 2001

Futures Contracts

Future Contracts Long	Number of Contracts	Expiration Date	Contract Amount	Valuation as of December 31, 2001	Unrealized Appreciation
S&P Index 500	120	3/1/2002	$34,172,250	$34,476,000	$303,750

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $3,190,812,337 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 937,516,838
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(447,494,960)
Net unrealized appreciation	$ 490,021,878

(b) *Non-Income producing security.*
(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $34,088,153 with collateral backing valued at $36,085,799.*

Key to Abbreviations:
ADR— *An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADR's is significantly influenced by trading on exchanges not located in the United States or Canada.*

Metropolitan Series Fund, Inc.

MetLife Stock Index Portfolio

Statement of Assets & Liabilities

December 31, 2001

Assets		
Investments at value		$3,680,834,215
Receivable for:		
Securities sold		688,602
Fund shares sold		2,000,092
Dividends and interest		3,690,518
Prepaid Expense		101,090
Collateral for securities loaned		36,085,799
Total Assets		3,723,400,316
Liabilities		
Payable for:		
Fund shares redeemed	$ 1,324,617	
Securities purchased	2,137,653	
Due to custodian bank	53,826	
Futures variation margin	315,330	
Return of collateral for securities loaned	36,085,799	
Accrued expenses:		
Management fees	780,864	
Service and distribution fees Class B	3,164	
Other expenses	77,682	
Total Liabilities		40,778,935
Net Assets		$3,682,621,381
Net assets consist of:		
Capital paid in		$3,137,934,530
Undistributed net investment income		27,964,663
Accumulated net realized gains (losses)		5,633,665
Unrealized appreciation (depreciation) on investments		511,088,523
Net Assets		$3,682,621,381
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($3,665,168,081 divided by 119,785,923 shares of beneficial interest)		$ 30.60
Class B		
Net asset value and redemption price per share ($17,420,598 divided by 580,072 shares of beneficial interest)		$ 30.03
Class E		
Net asset value and redemption price per share ($32,702 divided by 1,071 shares of beneficial interest)		$ 30.54
Identified cost of investments		$3,170,049,441

Statement of Operations

Year Ended December 31, 2001

Investment Income		
Dividends		$ 49,083,751 (a)
Interest		1,055,189 (b)
		50,138,940
Expenses		
Management fees	$ 9,392,479	
Service and distribution fees—Class B	16,351	
Directors' fees and expenses	11,746	
Custodian	512,171	
Audit and tax services	38,367	
Legal	16,605	
Printing	1,725,144	
Insurance	23,892	
Miscellaneous	2,604	
Total expenses before reductions	11,739,359	
Expense reductions	(217)	11,739,142
Net Investment Income		38,399,798
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	57,328,298	
Futures contracts—net	(1,775,057)	55,553,241
Unrealized appreciation (depreciation) on:		
Investments—net	(603,246,814)	
Futures contracts—net	749,117	(602,497,697)
Net gain (loss)		(546,944,456)
Net Increase (Decrease) in Net Assets From Operations		($ 508,544,658)

(a) *Net of foreign taxes of $221,667*
(b) *Income on securities loaned $128,949*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 38,399,798	$ 37,302,018
Net realized gain (loss)	55,553,241	96,707,682
Unrealized appreciation (depreciation)	(602,497,697)	(541,489,023)
Increase (decrease) in net assets from operations	(508,544,658)	(407,479,323)
From Distributions to Shareholders		
Net investment income		
Class A	(10,400,646)	(37,803,271)
Class B	(12,649)	0
	(10,413,295)	(37,803,271)
Net realized gain		
Class A	(34,109,646)	(135,628,617)
Class B	(41,483)	0
	(34,151,129)	(135,628,617)
Total distributions	(44,564,424)	(173,431,888)
Increase (decrease) in net assets from capital share transactions	235,826,988	375,612,999
Total increase (decrease) in net assets	(317,282,094)	(205,298,212)
Net Assets		
Beginning of the year	3,999,903,475	4,205,201,687
End of the year	$3,682,621,381	$3,999,903,475
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 27,964,663	$ 0

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	18,299,706	$ 573,304,366	11,848,663	$ 467,844,625
Reinvestments	1,369,126	44,510,292	4,725,501	173,431,888
Issued from Substitution	8,014,575	265,683,177	—	—
Redemptions	(21,341,071)	(665,536,973)	(6,738,929)	(265,663,514)
Net increase (decrease)	6,342,336	$ 217,960,862	9,835,235	$ 375,612,999
Class B				
Sales	682,269	$ 20,889,333	0	$ 0
Reinvestments	1,693	54,132	0	0
Redemptions	(103,890)	(3,110,418)	0	0
Net increase (decrease)	580,072	$ 17,833,047	0	$ 0
Class E				
Sales	1,071	$ 33,079	0	$ 0
Reinvestments	0	0	0	0
Redemptions	0	0	0	0
Net increase (decrease)	1,071	$ 33,079	0	$ 0
Increase (decrease) derived from capital share transactions	6,923,479	$ 235,826,988	9,835,235	$ 375,612,999

See accompanying notes to financial statements.

Financial Highlights

	Class A					Class B	Class E
	Year Ended December 31,					January 2, 2001(a) through December 31, 2001	May 1, 2001(a) through December 31, 2001
	2001	2000	1999	1998	1997		
Net Asset Value, Beginning of Period	$ 35.26	$ 40.59	$ 35.38	$ 28.78	$ 22.23	$ 33.71	$33.45
Income from Investment Operations							
Net investment income	0.33	0.34	0.37	0.37	0.34	0.17	0.00
Net realized and unrealized gain (loss) on investments	(4.59)	(4.07)	6.89	7.75	6.79	(3.45)	(2.91)
Total from investment operations	(4.26)	(3.73)	7.26	8.12	7.13	(3.28)	(2.91)
Less Distributions							
Distributions from net investment income	(0.09)	(0.35)	(0.36)	(0.36)	(0.34)	(0.09)	0.00
Distributions from net realized capital gains	(0.31)	(1.25)	(1.69)	(1.16)	(0.24)	(0.31)	0.00
Total distributions	(0.40)	(1.60)	(2.05)	(1.52)	(0.58)	(0.40)	0.00
Net Asset Value, End of Period	$ 30.60	$ 35.26	$ 40.59	$ 35.38	$ 28.78	$ 30.03	$30.54
Total Return (%)	(12.2)	(9.3)	20.8	28.2	32.2	(9.8)(b)	(8.7)(b)
Ratio of operating expenses to average net assets (%)	0.31	0.28	0.29	0.30	0.33	0.56 (c)	0.46 (c)
Ratio of net investment income to average net assets (%)	1.02	0.88	1.01	1.21	1.47	0.83 (c)	0.93 (c)
Portfolio turnover rate (%)	5	7	9	15	11	5	5
Net assets, end of period (000)	$3,665,168	$3,999,903	$4,205,202	$3,111,919	$2,020,480	$17,421	$ 33

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

PUTNAM LARGE CAP GROWTH PORTFOLIO

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve capital appreciation.

INCEPTION DATE 5/1/00

ASSET CLASS
Large Cap Growth Stocks

NET ASSETS
$55.72 Million

PORTFOLIO MANAGER
Putnam Large Cap Growth Team, with Jeffrey Lindsey as the Lead Manager

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the Putnam Large Cap Growth Portfolio returned –30.8%, underperforming its benchmark, the Russell 1000 Growth Index[5], which returned –20.4% for the same time period. The average return of the Portfolio's peer group, the Lipper Variable Insurance Product Large Cap Growth Funds universe[15], was –21.9% for the year. The portfolio's performance can be attributed primarily to stock selection in technology (software) and health care (biotechnology). In addition, overweighting the lagging utilities sector detracted from performance.

PORTFOLIO ACTIVITY

2001 proved to be a difficult year for growth investing. The portfolio's investment process seeks to select stocks that are growing faster than the market with strong prospects for the future; this year we strove to look past the lagging economy to select companies that would maintain leadership positions in their respective industries when the economy strengthens.

Weakness in software (Veritas, BEA Systems) and biotechnology (Applied Biosystems) hindered performance throughout the period. Performance benefited from adept stock selection in the consumer staples sector in entertainment (Viacom) and media (Liberty Media).

In September, we reduced the portfolio's technology position substantially as the environment for technology companies declined. This strategy detracted from results as tech stocks bounced back from their post-September 11 lows more quickly than anticipated. In the final months of the year, we raised the technology weighting to match the benchmark as conditions improved. The portfolio began the year with a slight overweight to finance companies, but as investment opportunities presented themselves, we added holdings to reach a more substantial overweight.

Weakness in the communications services industry prompted a decrease in our holdings in this area; as a result, the fund's weighting in this sector is now well below the benchmark.

PORTFOLIO OUTLOOK[A]

We believe that as the first quarter of 2002 progresses, we will see growing evidence of an economic recovery. Valuations, which looked cheap in late September, are no longer compelling, so we are carefully choosing areas of opportunity. In particular, we are overweighting financials (investment banking and diversified financials) and utilities (natural gas and power producers), while underweighting the consumer cyclicals and energy sectors.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Microsoft Co.	6.8%
Pfizer, Inc.	5.2
General Electric Co.	4.1
Intel Corp.	3.7
Wal-Mart Stores, Inc.	3.5
Lowe's Cos., Inc.	3.4
Tyco International, Ltd.	3.0
Johnson & Johnson	2.8
Maxim Integrated Products, Inc.	2.8
Schering-Plough Corp.	2.6

A $10,000 INVESTMENT COMPARED TO THE RUSSELL 1000 GROWTH INDEX SINCE 5/1/00



$14,000
12,000
10,000
8,000
6,000
4,000
4/00
12/00
12/01
Putnam Large Cap Growth
Russell 1000 Growth Index

Average Annual Total Return As of December 31, 2001

	Putnam Large Cap Growth Portfolio Class A	Putnam Large Cap Growth Portfolio Class E	Russell 1000 Growth Index
1 Year	–30.8%	N/A	–20.4%
Since Inception	–33.6	–17.9(a)	–26.0

(a) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
Putnam Large Cap Growth Portfolio
Investments as of December 31, 2001

Common Stocks—96.7% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—0.6%	
3,200	Northrop Grumman Corp.	$ 322,592
	Banks—1.2%	
16,200	Bank of New York Co., Inc.	660,960
	Business Services—1.2%	
32,600	Cendant Corp. (b) (c)	639,286
	Communication Services—5.1%	
25,900	AOL Time Warner, Inc.	831,390
17,500	Univision Communications, Inc. (b) (c)	708,050
29,900	Viacom, Inc. (Class B) (b)	1,320,085
		2,859,525
	Communications—7.8%	
77,100	Cisco Systems, Inc. (b)	1,396,281
39,000	Dell Computer Corp. (b)	1,060,020
19,500	Echostar Communications, Inc. (b) (c)	535,665
11,300	Nokia Corp. (ADR)	277,189
21,500	Qualcomm, Inc. (b)	1,085,750
		4,354,905
	Computers & Business Equipment—5.2%	
12,700	Broadcom Corp. (c)	519,049
17,700	Hewlett Packard Co.	363,558
10,300	International Business Machines Corp.	1,245,888
4,800	KLA-Tencor Corp. (b)	237,888
34,700	LSI Logic Corp. (c)	547,566
		2,913,949
	Conglomerates—7.0%	
56,500	General Electric Co.	2,264,520
28,100	Tyco International, Ltd. (c)	1,655,090
		3,919,610
	Drugs & Health Care—21.5%	
12,200	Allergan, Inc.	915,610
9,500	Bristol-Myers Squibb Co.	484,500
15,800	Eli Lilly & Co.	1,240,932
15,400	HCA Healthcare Co.	593,516
18,300	King Pharmaceuticals, Inc. (b)	770,979
12,400	McKesson Corp.	463,760
16,700	Medimmune, Inc. (b)	774,045
26,300	Medtronic, Inc.	1,346,823
72,600	Pfizer, Inc.	2,893,110
40,300	Schering-Plough Corp.	1,443,143
14,900	UnitedHealth Group, Inc.	1,054,473
		11,980,891
	Electric Utilities—0.7%	
24,900	Mirant Corp.	$ 398,898
	Electronics—7.2%	
65,800	Intel Corp.	2,069,410
29,500	Maxim Integrated Products, Inc. (b)	1,549,045
34,600	Solectron Corp. (c)	390,288
		4,008,743
	Federal Agencies—1.8%	
12,800	Federal National Mortgage Association	1,017,600
	Financial Services—4.1%	
12,900	Capital One Financial Corp. (c)	695,955
13,400	Citigroup, Inc.	676,432
12,700	Lehman Brothers Holdings, Inc.	848,360
10,100	Providian Financial Corp. (c)	35,855
		2,256,602
	Food & Beverages—1.7%	
10,400	Kraft Foods, Inc.	353,912
12,100	PepsiCo, Inc.	589,149
		943,061
	Gas & Pipeline Utilities—1.0%	
20,770	Dynegy, Inc. (c)	529,635
	Health Care—Products—2.9%	
26,800	Johnson & Johnson	1,583,880
	Household Products—0.6%	
5,400	Colgate Palmolive Co.	311,850
	Insurance—2.2%	
11,900	American International Group, Inc.	944,860
2,800	Xl Capital, Ltd. (c)	255,808
		1,200,668
	Investment Brokerage—1.9%	
19,300	Morgan Stanley Dean Witter & Co.	1,079,642
	Retail—8.8%	
4,800	Best Buy Co., Inc. (b) (c)	357,504
40,900	Lowe's Cos., Inc.	1,898,169
38,300	Starbucks Corp. (c)	729,615
33,500	Wal-Mart Stores, Inc.	1,927,925
		4,913,213

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Semiconductors—1.0%	
23,900	Flextronics International, Ltd. (b) (c)	$ 573,361
	Software—10.3%	
4,700	Electronic Arts, Inc. (b)	281,765
11,200	Electronic Data Systems Corp.	767,760
56,800	Microsoft Corp. (b)	3,763,000
9,900	VeriSign, Inc. (b) (c)	376,596
12,600	Veritas Software Corp. (b) (c)	564,858
		5,753,979
	Telephone—0.6%	
13,100	Sprint Corp. (PCS Group) (b) (c)	319,771
	Tobacco—2.3%	
28,000	Philip Morris Cos., Inc.	1,283,800
	Total Common Stocks (Identified Cost $56,120,143)	53,826,421

Short Term Investments—6.0%

Face Amount		Value (Note 1A)
	Commercial Paper—6.0%	
$3,353,000	Tyco Capital Corp. 1.600%, 01/02/02	$ 3,352,851
	Total Short Term Investments (Identified Cost $3,352,851)	3,352,851
	Total Investments—102.7% (Identified Cost $59,472,994) (a)	57,179,272
	Other assets less liabilities	(1,517,280)
	Total Net Assets—100%	$55,661,992

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $62,171,628 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 2,571,380
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(7,563,736)
Net unrealized depreciation	$(4,992,356)

(b) *Non-Income producing security.*

(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $4,924,518 with collateral backing valued at $5,127,525.*

Key to Abbreviations:

ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Putnam Large Cap Growth Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$ 57,179,272
Cash		87,578
Receivable for:		
Securities sold		55,577
Fund shares sold		172,852
Dividends and interest		33,071
Collateral for securities loaned		5,127,525
Prepaid expense		500
Total Assets		62,656,375
Liabilities		
Payable for:		
Fund shares redeemed	$ 41,004	
Securities purchased	1,769,143	
Return of collateral for securities loaned	5,127,525	
Accrued expenses:		
Management fees	34,119	
Service and distribution fees Class E	112	
Other expenses	22,480	
Total Liabilities		6,994,383
Net Assets		$ 55,661,992
Net assets consist of:		
Capital paid in		$ 81,454,595
Accumulated net realized gains (losses)		(23,498,881)
Unrealized appreciation (depreciation) on investments		(2,293,722)
Net Assets		$ 55,661,992
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($54,625,911 divided by 10,817,416 shares of beneficial interest)		$ 5.05
Class E		
Net asset value and redemption price per share ($1,036,081 divided by 205,466 shares of beneficial interest)		$ 5.04
Identified cost of investments		$ 59,472,994

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 247,779
Interest		102,623 (a)
		350,402
Expenses		
Management fees	$372,724	
Service and distribution fees—Class E	218	
Directors fees and expenses	11,798	
Custodian	80,840	
Audit and tax services	14,279	
Legal	166	
Printing	36,759	
Insurance	2,553	
Miscellaneous	386	
Total expenses before reimbursements	519,723	
Expense reimbursements	(53,601)	466,122
Net Investment Loss		(115,720)
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(20,314,890)
Unrealized appreciation (depreciation) on:		
Investments—net		4,507,905
Net gain (loss)		(15,806,985)
Net Increase (Decrease) in Net Assets From Operations		$(15,922,705)

(a) *Income on securities loaned $10,075*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	May 1, 2000(a) through December 31, 2000
From Operations		
Net investment loss	$ (115,720)	$ (30,622)
Net realized gain (loss)	(20,314,890)	(3,183,991)
Unrealized appreciation (depreciation)	4,507,905	(6,801,627)
Increase (decrease) in net assets from operations	(15,922,705)	(10,016,240)
Increase (decrease) in net assets from capital share transactions	34,652,949	46,947,988
Total increase (decrease) in net assets	18,730,244	36,931,748
Net Assets		
Beginning of the year	36,931,748	0
End of the year	$ 55,661,992	$ 36,931,748
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 0	$ 0

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		May 1, 2000(a) through December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	8,253,888	$ 47,016,285	5,263,177	$48,463,032
Redemptions	(2,502,439)	(13,378,102)	(197,210)	(1,515,044)
Net increase (decrease)	5,751,449	$ 33,638,183	5,065,967	$46,947,988
Class E				
Sales	227,476	$ 1,120,891	0	$ 0
Redemptions	(22,010)	(106,125)	0	0
Net increase (decrease)	205,466	$ 1,014,766	0	$ 0
Increase (decrease) derived from capital share transactions	5,956,915	$ 34,652,949	5,065,967	$46,947,988

(a) *Commencement of operations.*

See accompanying notes to financial statements.

Financial Highlights

	Class A		Class E
	Year Ended December 31, 2001	May 1, 2000(a) through December 31, 2000	May 1, 2001(a) through December 31, 2001
Net Asset Value, Beginning of Period	$ 7.29	$ 10.00	$ 6.14
Income From Investment Operations			
Net investment loss	(0.01)	(0.01)	(0.01)
Net realized and unrealized gain (loss) on investments	(2.23)	(2.70)	(1.09)
Total from investment operations	(2.24)	(2.71)	(1.10)
Net Asset Value, End of Period	$ 5.05	$ 7.29	$ 5.04
Total Return (%)	(30.8)	(27.1)(b)	(17.9)(b)
Ratio of operating expenses to average net assets (%)	1.00	1.00 (c)	1.15 (c)
Ratio of net investment loss to average net assets (%)	(0.25)	(0.23)(c)	(0.35)(c)
Portfolio turnover rate (%)	77	70 (c)	77
Net assets, end of period (000)	$54,626	$36,932	$1,036
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	1.12	1.39 (c)	1.27 (c)

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
Long-term growth of capital and income, and moderate current income.

INCEPTION DATE 6/24/83

ASSET CLASS
Large Cap Stocks

NET ASSETS
$2.5 Billion

PORTFOLIO MANAGER
John T. Wilson
CFA

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the State Street Research Investment Trust Portfolio returned −17.0%. The portfolio underperformed the Standard & Poor's 500 Index[3], which returned −11.9% for the period. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Large Cap Core Funds universe[15], was −13.0% for the year. The portfolio's performance can be attributed primarily to a weak stock market and a slowing economy, which put pressure on corporate earnings for the year.

PORTFOLIO ACTIVITY

Underperformance in the first and third quarters put a damper on the portfolio's overall performance relative to the index and peer group. Disappointments in the technology sector early in the year led us to revise our expectations for a speedy economic recovery. Emphasis on financial services, selected technology and media stocks gave the fund a boost in the second quarter. However, the events of September 11 hit the portfolio particularly hard as key holdings in consumer discretionary, insurance, and technology stocks dropped sharply. The battered telecommunications sector fell even further, and although we were underweighted in the sector, it was a drag on performance. In the third and fourth quarters, we began to position the portfolio to benefit from an overall economic and market recovery. We added to the portfolio's exposure to semiconductor stocks and raised the portfolio's weighting in technology in general. Although the economy did not pick up, the market rebounded strongly in the fourth quarter and these stocks benefited, as did investments in other segments that had been depressed earlier in the year, such as insurance and oil service stocks. Despite these bright spots, a weak economy and declining corporate profits took their toll on the U.S. stock market for the year.

PORTFOLIO OUTLOOK[A]

We are beginning to see signs that the U.S. economy is stabilizing and hints of improvement in some of the companies represented in the portfolio. Although we still expect a seesaw pattern of good news and bad news in the first half of 2002, on balance we believe that the U.S. economy is on a recovery trajectory. In fact, the economy appears to have performed better than expected in the aftermath of September 11.

We expect a solid but unspectacular recovery in 2002. There is little to drive a big surge in consumer demand. We expect earnings growth to pick up after a tough year in 2001, but we also believe the environment will favor careful stock selection. Our goal is to seek additional ways to leverage the expected improvement in the economy and earnings for the year ahead. We will look for specific opportunities in industrial and commodity-related sectors. Financial services, telecommunications, and energy stocks present opportunity with lowered valuations. We also expect small company stocks to have a performance advantage over large company stocks, and will focus on the lower end of the large-cap range where the portfolio is invested. Finally, we will continue to keep a defensive component in the portfolio as a hedge against volatility and uncertainty in the period ahead.

A $10,000 INVESTMENT COMPARED TO THE S&P 500 INDEX SINCE 12/31/91



$44,000
39,000
34,000
29,000
24,000
19,000
14,000
9,000
12/91
12/93
12/95
12/97
12/99
12/01
State Street Research Investment Trust
S&P 500 Index

Average Annual Total Return
As of December 31, 2001

	SSR Investment Trust			
	Class A	Class B	Class E	S&P 500 Index
1 Year	−17.0%	N/A	N/A	−11.9%
3 Years	−2.7	N/A	N/A	−1.0
5 Years	8.7	N/A	N/A	10.7
10 Years	11.8	N/A	N/A	12.9
Since Inception	12.5	−11.5(a)	−11.4(a)	14.1

(a) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Intel Corp.	4.5%
Microsoft Corp.	3.9
J.P. Morgan Chase & Co.	3.8
ACE, Inc.	3.0
Citigroup, Inc.	2.9
General Electric Co.	2.8
Pfizer, Inc.	2.7
AOL Time Warner	2.6
Pharmacia	2.5
Target Corp.	2.3

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
State Street Research Investment Trust Portfolio
Investments as of December 31, 2001

Common Stocks—94.7% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—2.0%	
265,800	Lockheed Martin Corp.	$ 12,404,886
581,500	United Technologies Corp.	37,582,345
		49,987,231
	Banks—5.6%	
1,056,100	Bank One Corp.	41,240,705
402,200	Bank of America Corp.	25,318,490
1,397,664	Citigroup, Inc.	70,554,079
		137,113,274
	Biotechnology—1.9%	
282,200	Forest Laboratories, Inc. (b) (c)	23,126,290
412,900	Genzyme Corp. (b)	24,716,194
		47,842,484
	Broadcasting—1.8%	
1,594,000	USA Networks, Inc. (b)	43,532,140
	Business Services—3.4%	
2,298,100	Cendant Corp. (b)	45,065,741
1,210,600	Waste Management, Inc.	38,630,246
		83,695,987
	Chemicals—1.0%	
554,500	E. I. du Pont de Nemours	23,571,795
	Communication Services—5.9%	
1,989,700	AOL Time Warner, Inc.	63,869,370
673,200	SBC Communications, Inc.	26,369,244
1,245,362	Viacom, Inc. (Class B) (b)	54,982,732
		145,221,346
	Computers & Business Equipment—8.9%	
919,300	Advanced Micro Devices, Inc. (b)	14,580,098
1,169,700	American Tower Corp. (c)	11,077,059
1,795,600	Cisco Systems, Inc. (b)	32,518,316
1,598,500	Flextronics International, Ltd. (b) (c)	38,348,015
410,400	International Business Machines	49,641,984
135,600	Qualcomm, Inc. (b)	6,847,800
1,977,600	Sun Microsystems, Inc.	24,324,480
1,440,300	Texas Instruments, Inc.	40,328,400
		217,666,152
	Conglomerates—4.6%	
1,727,700	General Electric Co.	69,246,216
727,400	Tyco International, Ltd.	42,843,860
		112,090,076
	Cosmetics & Toiletries—0.5%	
260,900	Avon Products, Inc.	$ 12,131,850
	Domestic Oil—4.4%	
341,800	Anadarko Petroleum Corp.	19,431,330
913,600	ExxonMobil Corp.	35,904,480
1,547,300	Ocean Energy, Inc. (b)	29,708,160
474,600	Royal Dutch Petroleum Co. (ADR)	23,264,892
		108,308,862
	Drugs & Health Care—10.3%	
172,300	Amgen, Inc. (b)	9,724,612
555,500	Baxter International, Inc.	29,791,465
523,600	Biogen, Inc.	30,028,460
113,000	Laboratory Corp. America Holdings (b) (c)	9,136,050
1,642,425	Pfizer, Inc.	65,450,636
1,446,100	Pharmacia Corp.	61,676,165
683,500	Schering-Plough Corp.	24,476,135
413,200	Sepracor, Inc. (b) (c)	23,577,192
		253,860,715
	Electronics—4.5%	
3,520,500	Intel Corp.	110,719,725
	Federal Agencies—1.7%	
524,800	Federal National Mortgage Association	41,721,600
	Financial Services—1.7%	
1,152,250	J.P. Morgan Chase & Co.	41,884,288
	Food & Beverages—3.7%	
621,500	Coca Cola Co.	29,303,725
648,900	Kraft Foods, Inc.	22,082,067
819,800	PepsiCo, Inc.	39,916,062
		91,301,854
	Health Care—Products—2.7%	
475,500	Johnson & Johnson	28,102,050
488,100	Procter & Gamble Co.	38,623,353
		66,725,403
	Hotels & Restaurants—1.4%	
1,308,400	McDonald's Corp.	34,633,348
	Household Appliances & Home Furnishings—0.9%	
820,000	Gemstar-TV Guide International, Inc. (c)	22,714,000
	Insurance—4.1%	
1,855,615	ACE, Ltd. (c)	74,502,942
179,400	Prudential Financial, Inc.	5,954,286

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
State Street Research Investment Trust Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Insurance—(Continued)	
482,700	The St. Paul Cos., Inc.	$ 21,224,319
		101,681,547
	Investment Brokerage—1.8%	
794,100	Morgan Stanley Dean Witter & Co.	44,421,954
	Mutual Funds—0.8%	
471,000	Nasdaq 100 Trust	18,326,610
	Paper & Forest—1.8%	
1,114,800	International Paper Co.	44,982,180
	Petroleum Services—1.7%	
1,240,700	Noble Drilling Corp. (b)	42,233,428
	Railroads & Equipment—0.9%	
643,700	CSX Corp.	22,561,685
	Retail—6.2%	
885,500	Home Depot, Inc.	45,169,355
1,362,400	Target Corp.	55,926,520
899,900	Wal-Mart Stores, Inc.	51,789,245
		152,885,120
	Software—5.4%	
457,800	Intuit, Inc. (b)	19,584,684
190,000	Mercury Interactive Corp. (b) (c)	6,456,200
1,431,400	Microsoft Corp. (b)	94,830,250
873,900	Peregrine Systems, Inc. (b)	12,959,937
		133,831,071
	Telephone—3.8%	
1,759,900	Qwest Communications International, Inc.	24,867,387
1,843,300	Sprint Corp. (PCS Group) (b) (c)	44,994,953
1,714,100	Worldcom, Inc.	24,134,528
		93,996,868
	Tobacco—1.3%	
675,700	Philip Morris Cos., Inc.	30,980,845
	Total Common Stocks (Identified Cost $2,279,881,470)	2,330,623,438

Short Term Investments—5.6%

Face Amount		Value (Note 1A)
	Commercial Paper—5.6%	
$24,694,000	AIG Funding, Inc. 1.760%, 01/18/02	$ 24,673,477
12,949,000	American Express Credit Corp. 1.970%, 1/2/02	12,948,291
455,000	General Electric Capital Corp. 1.900% 1/4/02	454,928
15,000,000	Goldman Sachs Group, L.P. 1.950%, 1/3/02	14,998,375
13,950,000	Goldman Sachs Group, L.P. 1.750%, 1/8/02	13,945,253
9,486,000	Household Finance Corp. 1.700%, 01/04/02	9,484,656
27,651,000	J.P. Morgan Chase & Co. 1.850%, 01/14/02	27,632,528
25,000,000	J.P. Morgan Chase & Co. 1.730%, 02/11/02	24,950,743
8,411,000	Verizon Network Fund 1.880%, 01/29/02	8,398,701
		137,486,952
	Total Short Term Investments (Identified Cost $137,486,952)	137,486,952
	Total Investments—100.3% (Identified Cost $2,417,368,422) (a)	2,468,110,390
	Other assets less liabilities	(7,911,271)
	Total Net Assets—100%	$2,460,199,119

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $2,429,768,261 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 217,482,968
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(179,140,839)
Net unrealized appreciation	$ 38,342,129

(b) *Non-Income producing security.*
(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $79,481,116 with collateral backing valued at $82,786,688.*

Key to Abbreviations:
ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.

State Street Research Investment Trust Portfolio

Statement of Assets & Liabilities

December 31, 2001

Assets		
Investments at value		$2,468,110,390
Receivable for:		
Securities sold		11,064,891
Fund shares sold		251,209
Dividends and interest		2,069,858
Collateral for securities loaned		82,786,688
Prepaid expenses		132,345
Total Assets		2,564,415,381
Liabilities		
Payable for:		
Fund shares redeemed	$ 750,542	
Securities purchased	18,209,356	
Due to custodian bank	1,409,348	
Return of collateral for securities loaned	82,786,688	
Accrued expenses:		
Management fees	1,002,120	
Service and distribution fees Class B	473	
Other expenses	57,735	
Total Liabilities		104,216,262
Net Assets		$2,460,199,119
Net assets consist of:		
Capital paid in		$2,664,010,694
Undistributed net investment income		11,271,956
Accumulated net realized gains (losses)		(265,825,499)
Unrealized appreciation (depreciation) on investments		50,741,968
Net Assets		$2,460,199,119
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($2,457,338,764 divided by 94,486,018 shares of beneficial interest)		$ 26.01
Class B		
Net asset value and redemption price per share ($2,849,192 divided by 110,433 shares of beneficial interest)		$ 25.80
Class E		
Net asset value and redemption price per share ($11,163 divided by 431 shares of beneficial interest)		$ 25.89
Identified cost of investments		$2,417,368,422

Statement of Operations

Year Ended December 31, 2001

Investment Income		
Dividends		$ 23,591,054
Interest		5,869,811(a)
		29,460,865
Expenses		
Management fees	$12,961,977	
Service and distribution fees—Class B	1,334	
Directors fees and expenses	11,747	
Custodian	343,791	
Audit and tax services	30,946	
Legal	9,444	
Printing	1,026,955	
Insurance	17,585	
Miscellaneous	540	
Total expenses before reductions	14,404,319	
Expense reductions	(747,982)	13,656,337
Net Investment Income		15,804,528
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(251,930,862)
Unrealized appreciation (depreciation) on:		
Investments—net		(313,784,015)
Net gain (loss)		(565,714,877)
Net Increase (Decrease) in Net Assets From Operations		$(549,910,349)

(a) *Income on securities loaned $155,694*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 15,804,528	$ 17,389,307
Net realized gain (loss)	(251,930,862)	356,979,192
Unrealized appreciation (depreciation)	(313,784,015)	(589,040,799)
Increase (decrease) in net assets from operations	(549,910,349)	(214,672,300)
From Distributions to Shareholders		
Net investment income		
Class A	(21,911,871)	0
Net realized gain		
Class A	(367,325,777)	(39,952,468)
Total distributions	(389,237,648)	(39,952,468)
Increase (decrease) in net assets from capital share transactions	120,383,739	(89,727,501)
Total increase (decrease) in net assets	(818,764,258)	(344,352,269)
Net Assets		
Beginning of the year	3,278,963,377	3,623,315,646
End of the year	$2,460,199,119	$3,278,963,377
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 11,271,956	$ 17,389,307

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	**$**	**Shares**	**$**
Class A				
Sales	2,310,323	$ 63,987,682	1,982,540	$ 79,707,644
Reinvestments	13,763,708	389,237,648	949,892	39,952,468
Redemptions	(11,827,845)	(335,679,032)	(5,267,751)	(209,387,613)
Net increase (decrease)	4,246,186	$ 117,546,298	(2,335,319)	$ (89,727,501)
Class B				
Sales	127,824	$ 3,253,084	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(17,391)	(426,821)	0	0
Net increase (decrease)	110,433	$ 2,826,263	0	$ 0
Class E				
Sales	435	$ 11,265	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(4)	(87)	0	0
Net increase (decrease)	431	$ 11,178	0	$ 0
Increase (decrease) derived from capital share transactions	4,357,050	$ 120,383,739	(2,335,319)	$ (89,727,501)

See accompanying notes to financial statements.

Financial Highlights

	Class A					Class B	Class E
	Year Ended December 31,					May 1, 2001(a) through December 31,	May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001	2001
Net Asset Value, Beginning of Period	$ 36.34	$ 39.14	$ 37.10	$ 31.92	$ 30.51	$29.14	$29.23
Income From Investment Operations							
Net investment income	0.18	0.19	0.23	0.36	0.44	0.02	0.01
Net realized and unrealized gain (loss) on investments	(6.00)	(2.55)	6.38	8.52	7.72	(3.36)	(3.35)
Total from investment operations	(5.82)	(2.36)	6.61	8.88	8.16	(3.34)	(3.34)
Less Distributions							
Distributions from net investment income	(0.25)	0.00	(0.24)	(0.36)	(0.44)	0.00	0.00
Distributions from net realized capital gains	(4.26)	(0.44)	(4.33)	(3.34)	(6.31)	0.00	0.00
Total distributions	(4.51)	(0.44)	(4.57)	(3.70)	(6.75)	0.00	0.00
Net Asset Value, End of Period	$ 26.01	$ 36.34	$ 39.14	$ 37.10	$ 31.92	$25.80	$25.89
Total Return (%)	(17.0)	(6.2)	18.5	28.2	28.4	(11.5)(b)	(11.4)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	0.53	0.50	0.49	0.53	0.43	0.78 (c)	0.68 (c)
Ratio of operating expenses to average net assets after expense reductions (%) (d)	0.50	0.49	–	–	–	0.75 (c)	0.65 (c)
Ratio of net investment income to average net assets (%)	0.58	0.48	0.59	1.04	1.37	0.45 (c)	0.43 (c)
Portfolio turnover rate (%)	101	86	83	74	83	101	101
Net assets, end of period (000)	$2,457,339	$3,278,964	$3,623,316	$3,112,081	$2,349,062	$2,849	$ 11

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Portfolio has entered into arrangements with certain brokers who paid a portion of the Portfolio's expenses.*

See accompanying notes to financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To provide long-term growth of capital.

INCEPTION DATE 3/3/97

ASSET CLASS
Mid Cap Stocks

NET ASSETS
$1.1 Billion

PORTFOLIO MANAGER
James P. Goff, CFA

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the Janus Mid Cap Portfolio returned –37.3%, trailing its benchmark, the Standard & Poor's Mid Cap 400 Index[7], which returned –0.6%. The average return of the Portfolio's peer group, the Lipper Variable Insurance Products Mid Cap Growth Funds universe[15], was –23.3% for the same period. After a year of malaise, stocks gained sharply in November and December, making up much of the ground lost immediately following the events of September 11th. Select stocks that had suffered in the previous period rose dramatically at the expense of many healthcare and financial issues.

PORTFOLIO ACTIVITY

We had begun to ratchet down our technology positions throughout the second and third quarters as a defensive move. We also picked up additional healthcare and financial issues, which offered steadier performance, but still enjoyed attractive growth rates consistent with the Portfolio's objective. It's important to note that we haven't completely abandoned technology interests. Semiconductor and LED display maker Cree, for example, is among the Portfolio's top holdings. This innovative company's multi-pronged product mix includes long-life florescent lighting and other niches that we believe will drive strong growth for the rest of the decade.

AmeriCredit, a sub-prime auto loan provider, proved a challenging decision for us. Our early enthusiasm over the company's risk assessment prowess and market share gains was, at first, rewarded. But the stock suffered from a growing perception — particularly by its own creditors — that loan defaults among its niche, high-risk customer base may increase in the shadow of rising unemployment. As a result, we sought to minimize our losses, and eliminated the position.

Energy-related holding Kinder Morgan was a "steady eddie" in an otherwise disastrous sector during the period as the Enron collapse wreaked havoc. While the prevailing investor sentiment eschewed energy stocks, Kinder Morgan held its ground, and surged at year end, while on a fast track to build new energy plants and gain significant market share in its natural gas pipeline enterprise.

PORTFOLIO OUTLOOK[A]

I believe that the tragedies of September 11 and the resulting government stimulus probably accelerated a potential upturn in the economy. While we won't likely return to the peak margins and capital spending experienced in the recent past, we may get in the ballpark. The fact remains that the Portfolio still trails its benchmark, and I'm being much more selective as a result.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Apollo Group, Inc.	4.8%
Kinder Morgan, Inc.	4.2
Cree, Inc.	3.7
eBay, Inc.	3.4
Crown Castle International Corp.	3.4
Paychex, Inc.	3.2
Nvidia Corp.	3.0
Concord EFS, Inc.	3.0
Enzon, Inc.	2.6
Human Genome Sciences, Inc.	2.6

A $10,000 INVESTMENT COMPARED TO THE S&P MIDCAP INDEX SINCE 3/3/97


$45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
Janus Mid Cap
S&P MidCap 400 Index
3/97
12/97
12/98
12/99
12/00
12/01

Average Annual Total Return
As of December 31, 2001

	Janus Mid Cap Portfolio Class A	Class B	Class E	S&P MidCap 400 Index
1 Year	–37.3%	N/A	N/A	–0.6%
3 Years	–1.3	N/A	N/A	10.2
Since Inception	11.5	–32.5(a)	–23.3(b)	16.0

(a) Inception date was January 2, 2001.

(b) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
Janus Mid Cap Portfolio
Investments as of December 31, 2001

Common Stocks—95.0% of Total Net Assets

Shares		Value (Note 1A)
	Air Travel—2.1%	
706,290	RyanAir Holdings, Plc. (ADR)	$ 22,636,595
	Banks—1.0%	
220,425	National Commerce Financial Corp.	5,576,752
157,910	North Fork Bancorporation, Inc.	5,051,541
		10,628,293
	Broadcasting—1.2%	
121,900	Entercom Communications Corp. (b)	6,095,000
275,460	Hispanic Broadcasting Corp. (b)	7,024,230
		13,119,230
	Business Services—13.3%	
208,615	Apollo Group, Inc. (c)	6,798,763
990,350	Apollo Group, Inc. (Class A)	44,575,654
1,107,520	Cendant Corp. (b)	21,718,467
118,615	Certegy, Inc.	4,059,005
981,765	Concord EFS, Inc. (b) (c)	32,182,257
989,893	Paychex, Inc.	34,497,771
		143,831,917
	Communication Services—8.3%	
1,366,815	Charter Communications, Inc. (c)	22,456,770
525,270	Echostar Communications, Inc. (b) (c)	14,429,167
534,340	Lamar Advertising Co.	22,623,956
323,060	TMP Worldwide, Inc. (c)	13,859,274
567,020	Western Wireless Corp.	16,018,315
		89,387,482
	Communications—4.1%	
3,402,405	Crown Castle International Corp. (c)	36,337,686
565,420	SBA Communications Corp. (b)	7,361,768
		43,699,454
	Computers & Business Equipment—2.7%	
79,990	Brocade Communications Systems, Inc. (b) (c)	2,649,269
313,570	Ciena Corp. (b)	4,487,186
823,110	Integrated Device Technology, Inc. (b)	21,886,495
		29,022,950
	Construction Materials—2.6%	
1,097,460	Hanover Compressor Co. (b) (c)	27,721,840
	Domestic Oil—2.8%	
277,540	EOG Resources, Inc.	10,854,590
652,970	Universal Compression Holdings (b)	19,256,085
		30,110,675
	Drugs & Health Care—30.9%	
350,060	Abgenix, Inc.	$ 11,776,018
375,235	Andrx Corp.	26,420,296
346,400	Apogent Technologies, Inc.	8,937,120
5,895	Biomet, Inc.	182,156
215,080	Cerus Corp. (b) (c)	9,839,910
288,040	Community Health Systems, Inc.	7,345,020
510,045	CuRagen Corp. (b)	11,409,707
501,700	Enzon, Inc. (b)	28,235,676
140,130	Forest Laboratories, Inc. (b)	11,483,653
882,000	Health Management Associates (b)	16,228,800
827,270	Human Genome Sciences, Inc. (b)	27,895,544
266,520	Invitrogen Corp. (b) (c)	16,505,584
358,193	King Pharmaceuticals, Inc. (b)	15,090,671
253,060	Laboratory Corp. America Holdings (b)	20,459,901
47,645	Manor Care, Inc. (b)	1,129,663
298,015	McKesson Corp.	11,145,761
647,985	Medarex, Inc. (c)	11,637,811
747,965	Millennium Pharmaceuticals (b) (c)	18,332,622
273,470	OSI Pharmaceuticals, Inc.	12,508,518
204,465	Quest Diagnostics, Inc. (b)	14,662,185
265,470	Sepracor, Inc. (b) (c)	15,147,718
281,295	St. Jude Medical, Inc. (b)	21,842,557
264,055	Stryker Corp. (b) (c)	15,412,890
		333,629,781
	Electrical Equipment—0.3%	
139,550	Plexus Corp. (b)	3,706,448
	Electronics—4.1%	
1,362,805	Cree, Inc. (c)	40,148,235
275,885	Symbol Technologies, Inc.	4,381,054
		44,529,289
	Financial Services—0.8%	
211,885	Moody's Corp.	8,445,736
	Gas & Pipeline Utilities—4.2%	
820,895	Kinder Morgan, Inc. (c)	45,715,643
	Hotels & Restaurants—0.4%	
137,120	Starwood Hotels & Resorts Worldwide, Inc. (Class B)	4,093,032
	Insurance—3.9%	
425,550	AFLAC, Inc.	10,451,508
122,985	Everest Reinsurance Group, Ltd.	8,695,039
202,690	MGIC Investment Corp.	12,510,027

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Insurance—(Continued)	
63,535	Renaissancere Holdings	$ 6,061,239
80,030	W.R. Berkley Corp. (b)	4,297,611
		42,015,424
	Internet—0.8%	
810,780	E*Trade Group, Inc. (b) (c)	8,310,495
	Radio—0.5%	
217,890	Cox Radio, Inc.	5,551,837
	Retail—3.4%	
553,755	eBay, Inc. (b) (c)	37,046,209
	Software—7.5%	
63,370	Affiliated Computer Services, Inc. (b)	6,725,458
159,075	Amdocs, Ltd. (c)	5,403,778
499,610	Cadence Design Systems, Inc. (b) (c)	10,951,451
428,425	Electronic Arts, Inc. (b)	25,684,079
483,980	Nvidia Corp. (b)	32,378,262
		81,143,028
	Trucking & Freight Forwarding—0.1%	
22,545	Expeditors International Washington, Inc. (c)	1,283,938
	Total Common Stocks (Identified Cost $1,162,920,409)	1,025,629,296

Short Term Investments—6.3%

Face Amount		
	Commercial Paper—6.3%	
$54,600,000	General Electric Capital Corp. 1.800%, 01/02/02	54,597,270
13,000,000	Prudential Funding Corp. 1.720%, 01/02/02	12,999,379
		67,596,649
	Total Short Term Investments (Identified Cost $67,596,649)	67,596,649
	Total Investments—101.3% (Identified Cost $1,230,517,058) (a)	1,093,225,945
	Other assets less liabilities	(13,604,754)
	Total Net Assets—100%	$1,079,621,191

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $1,237,281,195 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 86,420,016
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(230,475,266)
Net unrealized depreciation	$(144,055,250)

(b) *Non-Income producing security.*

(c) *A portion or all of the security was on loan. As of June 30, 2001, the market value of securities loaned was $111,373,658 with collateral backing valued at $118,200,877.*

Key to Abbreviations:

ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

Metropolitan Series Fund
Janus Mid Cap Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$1,093,225,945
Cash		196,706
Receivable for:		
Fund shares sold		1,208,234
Dividends and interest		113,827
Collateral for securities loaned		118,200,877
Prepaid expense		7,588
Total Assets		1,212,953,177
Liabilities		
Payable for:		
Fund shares redeemed	$ 382,940	
Securities purchased	14,081,170	
Return of collateral for securities loaned	118,200,877	
Accrued expenses:		
Management fees	615,473	
Service and distribution fees Class B	2,486	
Other expenses	49,040	
Total Liabilities		133,331,986
Net Assets		$1,079,621,191
Net assets consist of:		
Capital paid in		$1,859,581,647
Accumulated net realized gains (losses)		(642,669,343)
Unrealized appreciation (depreciation) on investments		(137,291,113)
Net Assets		$1,079,621,191
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($1,067,259,379 divided by 72,780,801 shares of beneficial interest)		$ 14.66
Class B		
Net asset value and redemption price per share ($12,333,557 divided by 850,651 shares of beneficial interest)		$ 14.50
Class E		
Net asset value and redemption price per share ($28,255 divided by 1,937 shares of beneficial interest)		$ 14.58
Identified cost of investments		$1,230,517,058

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 3,145,188
Interest		4,156,671(a)
		7,301,859
Expenses		
Management fees	$ 8,632,720	
Service and distribution fees—Class B	19,674	
Directors' fees and expenses	11,746	
Custodian	222,252	
Audit and tax services	21,863	
Legal	4,324	
Printing	531,746	
Insurance	9,551	
Miscellaneous	491	
Total expenses		9,454,367
Net Investment Loss		(2,152,508)
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(634,471,719)	
Foreign currency transactions—net	(390)	(634,472,109)
Unrealized appreciation (depreciation) on:		
Investments—net	(20,879,984)	
Foreign currency transactions—net	(944)	(20,880,928)
Net gain (loss)		(655,353,037)
Net Increase (Decrease) in Net Assets From Operations		$(657,505,545)

(a) *Income on securities loaned $465,573*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Janus Mid Cap Portfolio

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment loss	$ (2,152,508)	$ (7,724,588)
Net realized gain (loss)	(634,472,109)	2,341,531
Unrealized appreciation (depreciation)	(20,880,928)	(848,073,092)
Increase (decrease) in net assets from operations	(657,505,545)	(853,456,149)
From Distributions to Shareholders		
Net realized gain		
Class A	0	(169,399,200)
Total distributions	0	(169,399,200)
Increase (decrease) in net assets from capital share transactions	(46,252,004)	874,437,035
Total increase (decrease) in net assets	(703,757,549)	(148,418,314)
Net Assets		
Beginning of the year	1,783,378,740	1,931,797,054
End of the year	$1,079,621,191	$1,783,378,740
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 1,195	$ 0

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	15,189,049	$ 248,620,200	24,868,030	$ 909,480,986
Reinvestments	0	0	5,217,765	169,399,200
Redemptions	(18,675,450)	(309,987,429)	(6,692,738)	(204,443,151)
Net increase (decrease)	(3,486,401)	$ (61,367,229)	23,393,057	$ 874,437,035
Class B				
Sales	1,105,746	$ 19,147,167	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(255,095)	(4,059,999)	0	0
Net increase (decrease)	850,651	$ 15,087,168	0	$ 0
Class E				
Sales	1,937	$ 28,057	0	$ 0
Reinvestments	0	0	0	0
Redemptions	0	0	0	0
Net increase (decrease)	1,937	$ 28,057	0	$ 0
Increase (decrease) derived from capital share transactions	(2,633,813)	$ (46,252,004)	23,393,057	$ 874,437,035

See accompanying notes to financial statements.

Financial Highlights

	Class A					Class B	Class E
	Year Ended December 31,				March 3, 1997(a) through December 31,	January 2, 2001(a) through December 31,	May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001	2001
Net Asset Value, Beginning of Period	$ 23.38	$ 36.54	$ 17.44	$ 12.77	$ 10.00	$ 21.47	$19.02
Income From Investment Operations							
Net Investment Income (Loss)	(0.03)	(0.10)	(0.05)	(0.02)	0.01	(0.04)	0.00
Net Realized and Unrealized Gain (Loss) on Investments	(8.69)	(10.66)	21.14	4.77	2.81	(6.93)	(4.44)
Total From Investment operations	(8.72)	(10.76)	21.09	4.75	2.82	(6.97)	(4.44)
Less Distributions							
Distributions From Net Investment Income	0.00	0.00	0.00	0.00	(0.01)	0.00	0.00
Distributions From Net Realized Capital Gains	0.00	(2.40)	(1.99)	(0.08)	(0.04)	0.00	0.00
Total Distributions	0.00	(2.40)	(1.99)	(0.08)	(0.05)	0.00	0.00
Net Asset Value, End of Period	$ 14.66	$ 23.38	$ 36.54	$ 17.44	$ 12.77	$ 14.50	$14.58
Total Return (%)	(37.3)	(31.3)	122.9	37.2	28.2 (b)	(32.5)(b)	(23.3)(b)
Ratio of Operating Expenses to Average Net Assets (%)	0.74	0.70	0.71	0.81	0.85 (c)	0.99 (c)	0.89 (c)
Ratio of Net Investment Income to Average Net Assets (%)	(0.17)	(0.33)	(0.41)	(0.22)	0.10 (c)	(0.40)(c)	(0.22)(c)
Portfolio Turnover Rate (%)	105	118	103	107	75 (c)	105	105
Net Assets, End of Period (000)	$1,067,259	$1,783,379	$1,931,797	$371,504	$103,852	$12,334	$ 28
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	—	—	—	—	0.99 (c)	—	—

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

INVESTMENT OBJECTIVE
To equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index.

INCEPTION DATE 7/5/00

ASSET CLASS
Mid Cap Stocks

NET ASSETS
$103.4 Million

PORTFOLIO MANAGEMENT
MetLife Investment Department

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the MetLife Mid Cap Stock Index Portfolio returned −1.2%. Its benchmark, the Standard & Poor's Mid Cap 400 Index[7], returned −0.6% over the same time period. Dividend income accounted for 1.04% of this year's total return. This was only the second time the Index posted a negative return in the last eleven years. Similar to the larger capitalization S&P 500, the S&P MidCap 400 Index also rallied, up 26%, between September 21 and the end of the year. Mid Cap stocks outperformed large-cap stocks for the second year in a row beating the S&P 500 by 11.2%.

PORTFOLIO ACTIVITY

Only three sectors, consumer cyclicals, up 11.3%, consumer staples, up 15.1%, and capital goods, up 15.6% experienced significant positive returns this year. The three worst performing sectors were technology, down 8.8%, energy, down 18.3%, and utilities down 13.2%. The contribution of the three worst performing sectors offset any positive performance resulting in a benchmark return that was essentially flat for the year.

The three largest names to impact performance in 2001 were Millennium Pharmaceuticals, down 60.3%, Waters Corp, down 53.5%, and Nvidia, up 308.3%. There were fifty-four additions and deletions in the benchmark this year and turnover was approximately 13.0% for the year. This figure represents a significant decrease over the benchmark's 28.8% turnover last year.

PORTFOLIO OUTLOOK[A]

Factors that could impact stock prices in the coming quarter include developments in the War on Terrorism, the Federal Reserve's interest rate policy, corporate earnings, unemployment trends, and the timing of any potential recovery in the U.S. economy.

A $10,000 INVESTMENT COMPARED TO THE S&P MIDCAP 400 INDEX SINCE 7/5/00



$12,000
11,500
11,000
10,500
10,000
9,500
7/00
12/00
12/01
Metlife Midcap Index Fund
S&P MidCap 400 Index

Average Annual Total Return As of December 31, 2001

	MetLife Mid Cap Stock Index Portfolio Class A	Class B	Class E	S&P MidCap 400 Index
1 Year	−1.2%	N/A	N/A	−0.6%
Since Inception	3.7	3.1(a)	−0.9(b)	4.7

(a) Inception date was January 2, 2001.

(b) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
*Midcap SPDR Trust Series 1	2.4%
IDEC Pharmaceuticals Corp.	1.2
Electronic Arts, Inc.	0.9
Sungard Data Systems, Inc.	0.9
M&T Bank Corp.	0.8
Quest Diagnostics, Inc.	0.8
Marshall & Ilsley Corp.	0.8
Affiliated Computer Services, Inc.	0.7
Gilead Sciences, Inc.	0.7
DST Systems, Inc.	0.7

*Please note that this security is an investment fund and not a common stock.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
Metlife Mid Cap Stock Index Portfolio
Investments as of December 31, 2001

Common Stocks—97.9% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—0.3%	
3,873	Ametek Aerospace Products, Inc.	$ 123,510
6,015	Precision Castparts Corp.	169,924
1,220	Sequa Corp. (b)	57,974
		351,408
	Air Travel—0.1%	
3,109	Alaska Air Group, Inc. (b)	90,472
	Apparel & Textiles—0.4%	
5,110	Coach, Inc.	199,188
4,542	Timberland Co. (b)	168,417
6,001	Unifi, Inc. (b)	43,507
		411,112
	Auto Parts—1.2%	
7,736	ArvinMeritor, Inc.	151,935
2,424	Bandag, Inc. (b)	84,258
3,089	Borg Warner Automotive, Inc. (b) (c)	161,400
5,250	Federal Signal Corp. (c)	116,918
8,757	Gentex Corp. (b)	234,075
7,502	Lear Corp. (b)	286,126
3,880	Modine Manufacturing Co.	90,520
3,043	Superior Industries International, Inc.	122,481
		1,247,713
	Banks—9.6%	
7,685	Associated Banc Corp.	271,204
10,794	Astoria Financial Corp. (c)	285,609
17,782	Banknorth Group, Inc.	400,451
5,649	City National Corp.	264,656
13,478	Colonial Bancgroup, Inc. (b)	189,905
14,917	Compass Bancshares, Inc.	422,151
14,815	First Tennessee National Corp. (c)	537,192
5,594	First Virginia Banks, Inc.	283,951
9,925	Firstmerit Corp.	268,868
15,855	Golden State Bancorp, Inc. (c)	414,608
5,857	Greater Bay Bancorp (c)	167,393
11,717	Greenpoint Financial Corp.	418,883
18,579	Hibernia Corp.	330,520
6,881	Independence Community Bank Corp.	156,611
11,054	M&T Bank Corp.	805,284
12,349	Marshall & Ilsley Corp.	781,445
8,168	Mercantile Bankshares Corp.	351,551
23,809	National Commerce Financial Corp.	602,368
11,967	New York Community Bancorp, Inc. (c)	273,685
19,004	North Fork Bancorporation, Inc. (c)	607,938
8,985	Pacific Century Financial Corp. (b)	232,622
5,742	Provident Financial Group, Inc. (c)	150,900
10,286	Roslyn Bancorp, Inc. (b)	180,005

Shares		Value (Note 1A)
	Banks—(Continued)	
5,406	Silicon Valley Bancshares (b) (c)	$ 144,502
28,817	Sovereign Bancorp, Inc. (c)	352,720
8,994	TCF Financial Corp. (c)	431,532
5,786	Webster Financial Corp. (b)	182,433
4,046	Westamerica Bancorporation	160,100
3,816	Wilmington Trust Corp.	241,591
		9,910,678
	Biotechnology—0.5%	
6,909	Edwards Lifesciences Corp. (b)	190,896
10,324	Protein Design Laboratories, Inc. (b) (c)	338,627
		529,523
	Broadcasting—0.7%	
12,690	Hispanic Broadcasting Corp. (b)	323,595
12,552	Westwood One, Inc. (b)	377,188
		700,783
	Building & Construction—0.7%	
8,417	American Standard Cos., Inc. (b)	574,292
4,565	York International Corp.	174,063
		748,355
	Business Services—5.6%	
13,383	Apollo Group, Inc.	602,369
2,887	Banta Corp.	85,224
6,213	CSG Systems International, Inc. (b)	251,316
17,130	Ceridian Corp.	321,187
8,045	Certegy, Inc.	275,300
9,016	Checkfree Corp. (b) (c)	162,288
7,356	ChoicePoint, Inc. (b)	372,876
5,644	Covanta Energy Corp. (b)	25,511
8,191	Devry, Inc. (b)	233,034
9,190	Dun & Bradstreet Corp. (b)	324,407
3,964	Education Management Corp. (b)	143,695
6,861	HON Industries, Inc.	189,707
4,207	Kelly Services, Inc.	92,091
4,397	Korn/Ferry International (b)	46,828
8,903	Manpower, Inc. (c)	300,120
8,829	Miller Herman, Inc.	208,894
11,479	Modis Professional Services, Inc. (b)	81,960
3,024	NCO Group, Inc. (b) (c)	69,250
6,349	Pittston Brink's Group	140,313
19,784	Republic Services, Inc.	395,086
8,385	Reynolds & Reynolds Co.	203,336
3,544	Rollins, Inc.	70,880
7,197	Sotheby's Holdings, Inc. (b)	119,542
4,534	Sylvan Learning Systems, Inc. (b)	100,065
6,887	The Bisys Group, Inc. (b) (c)	440,699

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Business Services—(Continued)	
6,269	Valassis Communications, Inc. (b)	$ 223,302
10,335	Viad Corp.	244,733
4,810	Wallace Computer Series, Inc.	91,342
		5,815,355
	Chemicals—2.7%	
3,425	A. Schulman, Inc.	46,751
8,101	Airgas, Inc. (b)	122,487
5,301	Albemarle Corp.	127,224
7,336	Cabot Corp.	261,895
2,816	Cabot Microelectronics Corp. (b) (c)	223,168
13,050	Crompton Corp.	117,450
4,645	Cytec Industries, Inc. (b) (c)	125,415
3,670	FMC Corp. (b)	218,365
4,019	Ferro Corp. (c)	103,690
3,318	H.B. Fuller Co.	95,459
13,328	IMC Global, Inc.	173,264
6,011	Lubrizol Corp. (b)	210,926
13,664	Lyondell Chemical Co. (c)	195,805
2,298	Minerals Technologies, Inc.	107,179
5,100	Olin Corp.	82,314
11,863	RPM, Inc.	171,539
12,164	Solutia, Inc.	170,539
5,796	Valspar Corp. (c)	229,522
		2,782,992
	Communication Services—3.3%	
12,868	A.H. Belo Corp.	241,275
25,396	Broadwing, Inc. (b)	241,262
6,451	Catalina Marketing Corp. (b)	223,850
5,555	Emmis Communications Corp. (b) (c)	131,320
5,317	Entercom Communications Corp. (b) (c)	265,850
7,375	Harte Hanks, Inc.	207,754
5,147	Lee Enterprises, Inc.	187,196
5,947	Macrovision Corp. (b) (c)	209,453
2,694	Media General, Inc.	134,242
6,366	Price Communications Corp. (b)	121,527
4,127	Scholastic Corp. (b) (c)	207,712
6,852	Telephone & Data Systems, Inc.	614,967
1,111	Washington Post Co. (Class B)	588,830
		3,375,238
	Communications—2.6%	
6,303	Cooper Cameron Corp. (b)	254,389
4,991	Dycom Industries, Inc. (b) (c)	83,400
15,751	Ensco International, Inc. (c)	391,412
4,827	Granite Construction, Inc.	116,234
12,622	Grant Prideco, Inc. (b)	145,153
5,944	Helmerich And Payne, Inc.	198,411

Shares		Value (Note 1A)
	Communications—(Continued)	
3,143	Jacobs Engineering Group, Inc. (b)	$ 207,438
15,536	Pride International, Inc.	234,594
7,012	Quanta Services, Inc. (b) (c)	108,195
7,110	Tidewater, Inc.	241,029
11,234	Varco International, Inc. (b)	168,285
13,428	Weatherford International, Inc. (b) (c)	500,327
		2,648,867
	Computers & Business Equipment—6.9%	
40,685	3Com Corp. (b)	259,570
4,633	Adtran, Inc. (b)	118,234
9,527	Advanced Fibre Communications (b) (c)	168,342
54,198	Atmel Corp. (b)	399,439
9,127	Cirrus Logic, Inc. (b)	120,659
6,033	Commscope, Inc. (b)	128,322
6,994	Credence Systems Corp. (b) (c)	129,879
8,459	Cree, Inc. (b) (c)	249,202
14,073	Cypress Semiconductor Corp. (b)	280,475
3,115	DSP Group, Inc. (b)	72,455
22,678	Enterasys Networks, Inc.	200,700
3,725	FEI Co. (b)	117,375
11,450	Fairchild Semiconductor International	322,283
4,557	Infocus Corp. (b) (c)	100,345
12,191	Integrated Device Technology, Inc. (b) (c)	324,159
7,412	International Rectifier Corp. (b) (c)	258,531
4,587	L-3 Communications Holdings, Inc. (b) (c)	412,830
5,651	LTX Corp. (b)	118,332
14,678	Lam Research Corp. (b)	340,823
12,815	Lattice Semiconductor Corp. (b) (c)	263,605
4,337	MIPS Technologies, Inc. (Class B) (b)	34,609
13,151	McData Corp. (c)	322,199
10,886	Micrel, Inc. (b)	285,540
15,598	Microchip Technology, Inc. (b)	604,267
5,488	Plantronics, Inc. (b) (c)	140,712
10,547	Polycom, Inc. (b)	359,336
7,516	Powerwave Technologies, Inc. (b) (c)	129,876
18,187	Quantum Corp. (b)	179,142
7,983	Sandisk Corp. (b) (c)	114,955
8,229	Semtech Corp. (b) (c)	293,693
12,307	Storage Technology Corp. (b)	254,386
10,697	Transwitch Corp. (b)	48,137
		7,152,412
	Construction Materials—0.6%	
3,554	Carlisle Cos., Inc. (c)	131,427
7,410	Hanover Compressor Co. (b) (c)	187,177
5,677	Martin Marietta Materials, Inc.	264,548
		583,152

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Containers & Glass—0.6%	
5,855	Longview Fibre Co.	$ 69,148
12,352	Packaging Corp of America (b)	224,189
11,178	Sonoco Products Co.	297,111
		590,448
	Cosmetics & Toiletries—0.1%	
8,630	Perrigo Co. (b)	102,007
	Domestic Oil—2.6%	
7,483	Equitable Resources, Inc.	254,946
1,324	FMC Technologies, Inc.	21,780
5,468	Forest Oil Corp. (b)	154,252
5,320	Murphy Oil Corp. (c)	447,093
9,496	National-Oilwell, Inc. (b)	195,713
6,646	Noble Affiliates, Inc.	234,537
20,104	Ocean Energy, Inc. (b)	385,997
9,281	Pennzoil-Quaker State Co.	134,111
11,427	Pioneer Natural Resources Co. (b)	220,084
12,595	Valero Energy Corp. (c)	480,121
3,817	Western Gas Resources, Inc.	123,365
		2,651,999
	Drugs & Health Care—11.2%	
12,401	Apogent Technologies, Inc.	319,946
6,400	Apria Healthcare Group, Inc. (b)	159,936
7,131	Beckman Coulter, Inc.	315,903
6,519	COR Therapeutics, Inc. (b) (c)	156,000
6,952	Covance, Inc. (b) (c)	157,810
13,569	Cytyc Corp. (b)	354,151
6,078	Dentsply International, Inc.	305,116
9,263	Express Scripts, Inc. (b) (c)	433,138
11,654	First Health Group Corp. (b) (c)	288,320
11,226	Gilead Sciences, Inc. (b)	737,773
14,443	Health Net, Inc. (b) (c)	314,569
4,994	Henry Schein, Inc. (b)	184,928
7,337	Hillenbrand Industries, Inc.	405,516
9,565	ICN Pharmaceuticals, Inc. (c)	320,427
17,844	IDEC Pharmaceuticals Corp. (b) (c)	1,229,987
7,726	Incyte Genomics, Inc. (b)	150,193
23,092	Ivax Corp. (b)	465,073
4,595	Lifepoint Hospitals, Inc. (b)	156,414
12,592	Lincare Holdings, Inc. (b)	360,761
25,899	Millennium Pharmaceuticals (b) (c)	634,784
14,727	Mylan Laboratories, Inc.	552,262
10,935	Omnicare, Inc. (c)	272,063
10,752	Oxford Health Plans, Inc. (b) (c)	324,065
3,952	PacifiCare Health Systems, Inc. (b) (c)	63,232
7,930	Patterson Dental Co. (c)	324,575
11,182	Quest Diagnostics, Inc. (b)	801,861
	Drugs & Health Care—(Continued)	
9,141	Sepracor, Inc. (b) (c)	$ 521,585
8,057	Steris Corp. (b)	147,201
8,429	Triad Hospitals, Inc. (b) (c)	247,391
4,187	Trigon Healthcare, Inc. (b) (c)	290,787
7,043	Universal Health Services, Inc. (Class B) (b) (c)	301,300
6,426	VISX, Inc. (b)	85,145
8,728	Vertex Pharmaceuticals, Inc. (b)	214,622
		11,596,834
	Electric Utilities—3.9%	
9,734	ALLETE, Inc.	245,297
10,281	Alliant Corp.	312,131
3,109	Black Hills Corp. (b)	105,209
5,291	Cleco Corp.	116,243
10,418	Conectiv, Inc.	255,137
14,783	DPL, Inc.	355,975
6,564	DQE, Inc. (c)	124,257
13,665	Energy East Corp. (c)	259,498
7,265	Great Plains Energy, Inc.	183,078
3,966	Hawaiian Electric Industries, Inc.	159,750
4,394	Idacorp, Inc. (c)	178,396
11,778	Montana Power Co. (b)	67,723
6,228	NSTAR	279,326
16,395	Northeast Utilities	289,044
9,152	OGE Energy Corp. (c)	211,228
12,568	Potomac Electric Power Co.	283,660
4,595	Public Service Co.	128,430
10,120	Puget Energy, Inc. (c)	221,527
13,629	Wisconsin Energy Corp.	307,470
		4,083,379
	Electrical Equipment—2.0%	
7,733	Harris Corp.	235,934
6,872	Hubbell, Inc.	201,899
4,859	Plexus Corp. (b) (c)	129,055
19,496	RF Micro Devices, Inc. (b)	374,908
4,714	SPX Corp. (b) (c)	645,347
2,182	Tecumseh Products Co.	110,475
18,633	Vishay Intertechnology, Inc. (b)	363,343
		2,060,961
	Electronics—1.7%	
11,664	Arrow Electronics, Inc.	348,754
13,784	Avnet, Inc.	351,078
8,353	Diebold, Inc.	337,795
10,022	Kemet Corp. (b)	177,890
4,268	Newport Corp. (c)	82,287
6,449	Technologies Data Corp. (b) (c)	279,113

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Electronics—(Continued)	
4,570	Teleflex, Inc.	$ 216,207
		1,793,124
	Finance & Banking—0.5%	
13,851	Dime Bancorp, Inc.	499,744
	Financial Services—3.7%	
9,202	A.G. Edwards, Inc.	406,452
9,868	Americredit Corp. (b) (c)	311,335
8,087	Eaton Vance Corp. (c)	287,493
7,079	Indymac Bancorp, Inc. (b)	165,507
5,684	Investment Technology Group, Inc. (b)	222,074
3,728	Investors Financial Services Corp.	246,831
6,869	Labranche & Co., Inc. (b)	236,706
7,797	Legg Mason, Inc. (c)	389,694
6,495	Leucadia National Corp.	187,511
7,447	Metris Cos., Inc. (c)	191,462
8,234	Neuberger Berman, Inc. (c)	361,473
12,639	SEI Investments Co. (c)	570,145
9,360	Waddell & Reed Financial, Inc.	301,392
		3,878,075
	Food & Beverages—2.9%	
5,023	Dean Foods Co. (c)	342,545
6,559	Dole Food, Inc.	175,978
4,033	Dreyer's Grand Ice Cream, Inc. (c)	155,311
16,272	Hormel Foods Corp. (c)	437,229
5,914	Interstate Bakeries Corp.	143,000
8,084	McCormick & Co., Inc.	339,285
18,205	PepsiAmericas, Inc.	251,229
5,509	Sensient Technologies Corp. (c)	114,642
13,054	Smithfield Foods, Inc. (b)	287,710
2,850	The J. M. Smucker Co. (c)	100,833
5,932	Tootsie Roll Industries, Inc.	231,823
40,781	Tyson Foods, Inc. (c)	471,021
		3,050,606
	Gas & Pipeline Utilities—2.9%	
6,388	AGL Resources, Inc.	147,052
11,698	American Water Works, Inc.	488,391
8,090	MDU Resources Group, Inc.	227,733
9,294	National Fuel Gas Co. (c)	229,562
6,986	Oneok, Inc.	124,630
8,934	Patterson-UTI Energy, Inc.	208,251
9,572	Questar Corp.	239,779
12,226	Scana Corp.	340,250
11,944	Sierra Pacific Resources (b) (c)	179,757
13,537	Utilicorp United, Inc. (c)	340,726
7,953	Vectren Corp.	190,713
	Gas & Pipeline Utilities—(Continued)	
5,680	WGL Holdings, Inc. (c)	$ 165,118
8,164	Western Resources, Inc.	140,421
		3,022,383
	Health Care-Products—0.2%	
11,032	Dial Corp.	189,199
	Hotels & Restaurants—1.5%	
4,089	Bob Evans Farms, Inc.	100,467
6,431	CBRL Group, Inc. (b)	189,328
10,896	Extended Stay America, Inc. (b)	178,694
6,239	International Speedway Corp.	243,945
8,282	Mandalay Resort Group (b) (c)	177,235
8,939	Outback Steakhouse, Inc. (b) (c)	306,161
2,636	Papa John's International, Inc. (b) (c)	72,437
35,245	Park Place Entertainment Corp. (b)	323,197
		1,591,464
	Household Appliances & Home Furnishings—1.4%	
5,530	Blyth, Inc. (b) (c)	128,572
16,060	Clayton Homes, Inc. (c)	274,626
5,903	Furniture Brands International, Inc. (b)	189,014
4,321	Lancaster Colony Corp.	153,439
7,500	Lennar Corp. (c)	351,150
6,179	Mohawk Industries, Inc. (b) (c)	339,104
		1,435,905
	Household Products—0.2%	
10,770	Energizer Holdings, Inc.	205,169
	Industrial Machinery—1.7%	
8,384	AGCO Corp.	132,299
3,631	Albany International Corp. (b)	78,793
5,152	Donaldson, Inc.	200,104
4,456	Fastenal Co. (c)	296,012
5,190	Flowserve Corp. (b)	138,106
4,675	Harsco Corp.	160,352
3,521	Kaydon Corp.	79,856
3,647	Kennametal, Inc.	146,865
3,904	Nordson Corp.	103,105
5,757	Pentair, Inc.	210,188
3,317	Stewart & Stevenson Services, Inc.	62,393
5,166	Trinity Industries, Inc.	140,360
		1,748,433
	Insurance—3.8%	
6,196	Allmerica Financial Corp.	276,032
7,968	American Financial Group, Inc.	195,614

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Insurance—(Continued)	
9,910	Arthur J. Gallagher & Co.	$ 341,796
5,417	Everest Reinsurance Group, Ltd. (c)	382,982
10,022	Fidelity National Financial, Inc.	248,546
7,100	HCC Insurance Holdings, Inc. (c)	195,605
4,759	Horace Mann Educators Corp.	100,986
5,570	Mony Group, Inc.	192,555
7,055	Ohio Casualty Corp. (b)	113,233
13,923	Old Republic International Corp.	389,983
8,051	Protective Life Corp.	232,915
10,973	Radian Group, Inc.	471,290
3,501	Stancorp Financial Group, Inc.	165,422
5,208	The PMI Group, Inc. (c)	348,988
7,874	Unitrin, Inc.	311,181
		3,967,128
	Internet—0.7%	
43,594	E*Trade Group, Inc. (b) (c)	446,838
3,363	GTECH Holdings Corp. (b) (c)	152,310
6,573	RSA Security, Inc. (c)	114,765
		713,913
	Investment Trusts—2.4%	
26,280	Midcap SPDR Trust Series 1	2,438,784
	Leisure—0.3%	
9,121	Callaway Golf Co. (c)	174,667
10,791	Six Flags, Inc. (b) (c)	165,966
		340,633
	Medical Laboratories—0.4%	
4,967	Barr Laboratories, Inc. (b) (c)	394,181
	Mining—0.4%	
12,473	Alaska Steel Holding Corp.	141,943
6,133	Arch Coal, Inc.	139,219
2,590	Carpenter Technology Corp.	68,946
6,390	UCAR International, Inc. (b)	68,373
		418,481
	Paper & Forest—0.7%	
6,418	Bowater, Inc.	306,139
4,987	P.H. Glatfelter Co.	77,697
3,323	Potlatch Corp.	97,430
3,189	Rayonier, Inc.	160,949
5,862	Wausau Mosinee Paper Corp.	70,930
		713,145
	Petroleum Services—0.9%	
19,180	BJ Services Co. (c)	$ 622,391
5,780	Smith International, Inc. (b) (c)	309,924
		932,315
	Publishing—0.3%	
11,702	Reader's Digest Association, Inc.	270,082
	Railroads & Equipment—0.9%	
9,868	C.H. Robinson Worldwide, Inc.	285,334
5,692	GATX Corp. (c)	185,104
10,005	Gartner Group, Inc. (Class B) (b)	112,056
4,226	JB HuntTransport Services, Inc. (b)	98,043
9,969	Swift Transportation, Inc. (b) (c)	214,433
		894,970
	Real Estate—0.2%	
8,577	United Rentals, Inc. (b) (c)	194,698
	Real Estate Investment Trust—0.4%	
7,314	Hospitality Properties Trust (c)	215,763
10,216	New Plan Excel Realty Trust, Inc. (c)	194,615
		410,378
	Retail—4.1%	
11,637	Abercrombie & Fitch Co. (b) (c)	308,730
8,410	American Eagle Outfitters, Inc. (b)	220,090
8,549	BJ's Wholesale Club, Inc.	377,011
7,846	Barnes & Noble, Inc. (b) (c)	232,242
9,513	Borders Group, Inc. (b)	188,738
11,491	Brinker International, Inc. (b)	341,972
10,351	CDW Computer Centers., Inc. (b)	555,952
4,558	Church & Dwight, Inc.	121,379
5,715	Claires Stores, Inc.	86,296
13,175	Dollar Tree Stores, Inc. (b) (c)	407,239
3,496	Lands' End, Inc. (b) (c)	175,359
4,438	Long's Drug Stores Corp. (c)	103,760
5,599	Neiman Marcus Group, Inc. (b)	173,961
2,605	Payless Shoesource, Inc. (b)	146,271
9,362	Ross Stores, Inc.	300,333
5,435	Ruddick Corp.	86,906
16,434	Saks, Inc. (b)	153,494
6,690	Williams-Sonoma, Inc. (b) (c)	287,001
		4,266,734
	Semiconductors—0.2%	
15,165	TriQuint Semiconductor, Inc. (b) (c)	185,923

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
MetLife Mid Cap Stock Index Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Shipbuilding—0.2%	
4,757	Alexander & Baldwin, Inc.	$ 127,012
4,014	Overseas Shipholding Group, Inc.	90,315
		217,327
	Software—8.3%	
10,169	Acxiom Corp. (b) (c)	177,652
3,969	Advent Software, Inc. (b) (c)	198,252
7,045	Affiliated Computer Services, Inc. (b)	747,686
30,345	Ascential Software Corp.	122,897
5,188	Avocent Corp. (b)	125,809
28,608	Cadence Design Systems, Inc. (b) (c)	627,087
14,083	DST Systems, Inc. (b)	702,038
16,039	Electronic Arts, Inc. (b)	961,538
4,047	Imation Corp. (b)	87,334
5,591	Internet Security Systems, Inc.	179,247
10,390	Jack Henry & Associates, Inc.	226,918
8,826	Keane, Inc. (b)	159,133
10,435	Legato Systems, Inc. (b)	135,342
6,782	Macromedia, Inc. (b)	120,720
7,588	Mentor Graphics Corp. (b)	178,849
5,972	National Instruments Corp. (b) (c)	223,711
16,199	Networks Associates, Inc. (b) (c)	418,744
22,713	Rational Software Corp. (b) (c)	442,904
5,959	Retek, Inc. (b) (c)	177,995
32,694	Sungard Data Systems, Inc. (b)	945,837
11,554	Sybase, Inc. (b)	182,091
4,678	Sykes Enterprises, Inc. (b)	43,693
8,152	Symantec Corp. (b)	540,722
6,939	Synopsys, Inc. (c)	409,887
8,132	Titan Corp. (b) (c)	202,893
4,300	Transaction Systems Architects, Inc. (b) (c)	52,718
9,088	Wind River Systems, Inc. (b) (c)	162,766
		8,554,463
	Tobacco—0.7%	
11,219	R.J. Reynolds Tobacco Holdings	631,630
	Tobacco—(Continued)	
3,129	Universal Corp.	$ 113,927
		745,557
	Trucking & Freight Forwarding—0.7%	
5,649	Airborne, Inc.	83,775
4,489	Atlas Air, Inc. (b)	65,764
5,732	CNF Transportation, Inc.	192,308
5,578	EGL, Inc. (b) (c)	77,813
6,037	Expeditors International Washington, Inc. (c)	343,807
		763,467
	Total Common Stocks (Identified Cost $100,345,434)	101,269,969

Warrants—0.0%

		Value (Note 1A)
	Finance & Banking—0.0%	
7,309	Dime Bancorp, Inc.	1,096
	Total Warrants (Identified Cost $2,887)	1,096

Short Term Investment—1.6%

Face Amount		
	Discount Notes—1.6%	
$1,600,000	Federal Home Loan Mortgage 1.510%, 01/02/02	1,599,933
	Total Short Term Investments (Identified Cost $1,599,933)	1,599,933
	Total Investments—99.5% (Identified Cost $101,948,254) (a)	102,870,998
	Other assets less liabilities	529,109
	Total Net Assets—100%	$103,400,107

Futures Contracts Outstanding as of December 31, 2001

Futures Contracts Long	Number of Contracts	Expiration Date	Contract Amount	Valuation as of December 31, 2001	Unrealized Appreciation
S & P MIPCAP 400	7	3/14/2002	$1,745,054	$1,781,850	$36,796

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $102,699,497 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 11,178,325
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(11,006,824)
Net unrealized appreciation	$ 171,501

(b) *Non-Income producing security.*
(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $16,512,064 with collateral backing valued at $17,306,360.*

See accompanying notes to financial statements.

Metropolitan Series Fund
Metlife Mid Cap Stock Index Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$102,870,998
Cash		65,600
Receivable for:		
Securities sold		1,072,537
Fund shares sold		351,413
Dividends and interest		70,329
Collateral for securities loaned		17,306,360
Prepaid expense		4,214
Total Assets		121,741,451
Liabilities		
Payable for:		
Fund shares redeemed	$ 146,158	
Securities purchased	772,088	
Futures variation margin	13,358	
Return of collateral for securities loaned	17,306,360	
Accrued expenses:		
Management fees	72,762	
Service and distribution fees Class B	1,162	
Other expenses	29,456	
Total Liabilities		18,341,344
Net Assets		$103,400,107
Net assets consist of:		
Capital paid in		$103,058,086
Undistributed net investment income		442,042
Accumulated net realized gains (losses)		(1,059,561)
Unrealized appreciation (depreciation) on investments and futures contracts		959,540
Net Assets		$103,400,107
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($97,505,004 divided by 9,320,711 shares of beneficial interest)		$ 10.46
Class B		
Net asset value and redemption price per share ($5,895,003 divided by 565,358 shares of beneficial interest)		$ 10.43
Class E		
Net asset value and redemption price per share ($100 divided by 10 shares of beneficial interest)		$ 10.45
Identified cost of investments		$101,948,254

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 828,428
Interest		121,842(a)
		950,270
Expenses		
Management fees	$ 204,629	
Service and distribution fees—Class B	6,309	
Directors' fees and expenses	11,021	
Custodian	155,798	
Audit and tax services	14,508	
Legal	291	
Printing	31,757	
Insurance	2,745	
Miscellaneous	495	
Total expenses before reimbursements	427,553	
Expense reimbursements	(52,910)	374,643
Net Investment Income		575,627
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(204,610)	
Futures contracts—net	(414,965)	(619,575)
Unrealized appreciation (depreciation) on:		
Investments—net	1,180,167	
Futures contracts—net	6,059	1,186,226
Net gain (loss)		566,651
Net Increase (Decrease) in Net Assets From Operations		$1,142,278

(a) *Income on securities loaned $29,694*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Metlife Mid Cap Stock Index Portfolio

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000 (a)
From Operations		
Net investment income	$ 575,627	$ 152,722
Net realized gain (loss)	(619,575)	(71,690)
Unrealized appreciation (depreciation)	1,186,226	(226,686)
Increase (decrease) in net assets from operations	1,142,278	(145,654)
From Distributions to Shareholders		
Net investment income		
Class A	(132,193)	(150,134)
Class B	(1,876)	0
	(134,069)	(150,134)
Net realized gain		
Class A	(257,041)	(109,713)
Class B	(3,646)	0
	(260,687)	(109,713)
Total distributions	(394,756)	(259,847)
Increase (decrease) in net assets from capital share transactions	40,718,577	62,339,509
Total increase (decrease) in net assets	41,466,099	61,934,008
Net Assets		
Beginning of the year	61,934,008	0
End of the year	$103,400,107	$61,934,008
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 442,042	$ 2,588

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000 (a)	
	Shares	$	Shares	$
Class A				
Sales	4,700,670	$ 47,191,802	6,106,689	$65,462,750
Reinvestments	38,424	389,233	23,971	259,847
Redemptions	(1,238,362)	(12,549,128)	(310,681)	(3,383,088)
Net increase (decrease)	3,500,732	$ 35,031,907	5,819,979	$62,339,509
Class B				
Sales	687,866	$ 6,907,792	0	$ 0
Reinvestments	547	5,523	0	0
Redemptions	(123,055)	(1,226,745)	0	0
Net increase (decrease)	565,358	$ 5,686,570	0	$ 0
Class E				
Sales	10	$ 100	0	$ 0
Reinvestments	0	0	0	0
Redemptions	0	0	0	0
Net increase (decrease)	10	$ 100	0	$ 0
Increase (decrease) derived from capital share transactions	4,066,100	$ 40,718,577	5,819,979	$62,339,509

(a) *Fund commenced operation July 5, 2000.*

See accompanying notes to financial statements.

Financial Highlights

	Class A		Class B	Class E
	Year Ended December 31, 2001	July 5, 2000(a) through December 31, 2000	January 2, 2001(a) through December 31, 2001	May 1, 2001(a) through December 31, 2001
Net Asset Value, Beginning of Period	$ 10.64	$ 10.00	$10.54	$10.54
Income From Investment Operations				
Net investment income	0.06	0.03	0.04	0.00
Net realized and unrealized gain (loss) on investments	(0.19)	0.66	(0.10)	(0.09)
Total from investment operations	(0.13)	0.69	(0.06)	(0.09)
Less Distributions				
Distributions from net investment income	(0.02)	(0.03)	(0.02)	0.00
Distributions from net realized capital gains	(0.03)	(0.02)	(0.03)	0.00
Total distributions	(0.05)	(0.05)	(0.05)	0.00
Net Asset Value, End of Period	$ 10.46	$ 10.64	$10.43	$10.45
Total Return (%)	(1.2)	6.8 (b)	3.1 (b)	(0.9)(b)
Ratio of operating expenses to average net assets (%)	0.45	0.45 (c)	0.70 (c)	0.60 (c)
Ratio of net investment income to average net assets (%)	0.71	0.92 (c)	0.48 (c)	0.00 (c)
Portfolio turnover rate (%)	45	124 (c)	45	45
Net assets, end of period (000)	$97,505	$61,934	$5,895	$ 0.1
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	0.52	0.83 (c)	0.77 (c)	0.67 (c)

(a) *Commencement of operations*
(b) *Periods less than one year are not computed on an annualized basis*
(c) *Computed on an annualized basis*

See accompanying notes to financial statements

NEUBERGER BERMAN PARTNERS MID CAP VALUE PORTFOLIO

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To seek capital growth.

INCEPTION DATE 11/9/98

ASSET CLASS
Mid Cap Stocks

NET ASSETS
$162.5 Million

PORTFOLIO MANAGER
Robert Gendelman

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the Neuberger Berman Partners Mid Cap Value Portfolio declined 2.5%, underperfoming its benchmark, the Standard & Poor's MidCap 400 / BARRA Value Index,[8], which rose 7.1% for the same time period. The average return of its peer group, the Lipper Variable Insurance Product Mid-Cap Value Funds universe[15], was +7.3% for the year. The portfolio's negative return and underperformance of the index can be attributed to holdings within Information Technology and Energy, two generally unfavorable performers in 2001.

PORTFOLIO ACTIVITY

Information Technology had the largest negative impact on relative and absolute return. While performance within the sector was mixed, the detractors outweighed the contributors. Tech was hard-hit throughout much of the year as the economic slowdown caused a reduction in capital spending, demand, and corporate earnings. The 4th quarter was strong, as investors began to anticipate an economic and earnings recovery, though it was not enough to make the year one of positive returns for many tech components. Energy was also a negatively performing sector; the weak economy significantly hurt demand for oil & gas in 2001, disrupting the supply/demand picture and dragging down commodity prices. Conversely, the resilient U.S. consumer supported the Consumer Discretionary sector. Our holdings had very strong relative and absolute performance, aided by strong stock selection and an overweight allocation.

PORTFOLIO OUTLOOK[A]

There is mounting evidence that the economy is showing signs of recovering. However, it is still very early in the process and, put simply, anything could happen. The market seems to already have fully discounted a robust recovery and many stocks possess unattractive valuations. While we do acknowledge growing evidence of economic improvement, we are concerned about the robustness of the recovery and are therefore cautiously optimistic. As the new year begins, we are continuing our search for what we believe are the best opportunities in those industry groups that are discounting a more modest recovery. Energy and credit-sensitive financials are two areas we are monitoring. The latter group was under pressure throughout 2001 due to concerns about loan losses. These fears should wane as the economy picks up, providing a boost to these stocks. Though we remain cautious due to near-term uncertainty, we believe that select energy stocks possess attractive longer-term return potential and should exhibit valuation improvement as the economy recovers and, in turn, demand and commodity prices improve. Technology has regained some strength and seems to have emerged from its lengthy downward spiral. However, the sector's lofty valuations already discount a return to boom times. We therefore feel that tech does not offer much in the way of compelling valuations. Nonetheless, we have been able to find some attractive opportunities here.

Despite speaking on a sector basis, we find it essential to primarily look at investments on an individual basis. We think it is, and will continue to be, a stock picker's market, in part because there are no obvious sectors of value relative to economic expectations. We feel market volatility has allowed us to build a strong portfolio, one with characteristics that should enable us to outperform under a variety of potential macroeconomic outcomes.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
*Midcap SPDR Trust Series 1	4.1%
Radian Group, Inc	2.1
CIGNA Corp	2.0
Sherwin-Williams Co.S CO	1.9
Valassis Communications, Inc.	1.9
Pitney Bowes, Inc.	1.8
Lear Corp. P	1.7
GTECH Holdings Corp.	1.6
Viad Corp	1.6
May Department Stores Co.	1.6

*Please note that this security is an investment fund and not a common stock.

A $10,000 INVESTMENT COMPARED TO THE S&P MIDCAP 400/BARRA VALUE INDEX SINCE 11/9/98



$18,000
16,000
14,000
12,000
10,000
8,000
11/98
12/98
12/99
12/00
12/01
Neuberger Berman Partners MidCap Value
S&P Mid Cap 400/Barra Value Index

Average Annual Total Return As of December 31, 2001

	NBP Mid Cap Value Class A	NBP Mid Cap Value Class B	NBP Mid Cap Value Class E	S&P Mid Cap 400 Barra Value
1 Year	−2.5%	N/A	N/A	7.1%
3 Years	13.7	N/A	N/A	11.9
Since Inception	15.7	−1.7(a)	−1.5(a)	13.6

(a) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.

Neuberger Berman Partners Mid Cap Value Portfolio

Investments as of December 31, 2001

Common Stocks—97.4% of Total Net Assets

Shares		Value (Note 1A)
	Auto Parts—2.5%	
73,200	Lear Corp. (b)	$ 2,791,848
82,200	Visteon Corp.	1,236,288
		4,028,136
	Banks—8.5%	
51,500	City National Corp.	2,412,775
42,000	Comerica, Inc.	2,406,600
4,000	Cullen Frost Bankers, Inc. (b)	123,520
73,200	Golden State Bancorp, Inc.	1,914,180
50,000	North Fork Bancorporation, Inc.	1,599,500
94,800	SouthTrust Corp.	2,338,716
33,100	TCF Financial Corp.	1,588,138
27,200	Zions Bancorp	1,430,176
		13,813,605
	Building & Construction—1.5%	
36,500	American Standard Cos., Inc. (b)	2,490,395
	Business Services—10.4%	
14,500	Avery Dennison Corp.	819,685
27,400	Dun & Bradstreet Corp. (b)	967,220
72,700	Manpower, Inc.	2,450,717
77,200	Pitney Bowes, Inc.	2,903,492
38,200	Sabre Holdings Corp.	1,617,770
84,500	Valassis Communications, Inc. (b)	3,009,890
110,600	Viad Corp.	2,619,008
77,700	Waste Management, Inc.	2,479,407
		16,867,189
	Chemicals—1.2%	
41,000	Air Products & Chemicals, Inc.	1,923,310
	Communication Services—4.3%	
70,900	A.H. Belo Corp.	1,329,375
35,800	Cablevision Systems Corp. (c)	1,698,710
108,700	Reader's Digest Association, Inc.	2,508,796
51,500	USA Networks, Inc. (b)	1,406,465
		6,943,346
	Computers & Business Equipment—1.0%	
30,600	Apple Computer, Inc.	670,140
46,500	Comverse Technology, Inc.	1,040,205
		1,710,345
	Conglomerates—0.9%	
77,600	Phoenix Cos., Inc.	1,435,600
	Construction Materials—1.2%	
42,600	Vulcan Materials Co.	$ 2,042,244
	Domestic Oil—8.4%	
33,550	Apache Corp.	1,673,474
49,200	EOG Resources, Inc.	1,924,212
73,500	Equitable Resources, Inc.	2,504,145
85,000	Ocean Energy, Inc. (b)	1,632,000
43,100	Talisman Energy, Inc	1,631,335
83,900	USX-Marathon Group	2,517,000
98,749	XTO Energy, Inc.	1,728,107
		13,610,273
	Drugs & Health Care—7.0%	
35,900	Beckman Coulter, Inc.	1,590,370
47,800	Becton Dickinson & Co.	1,584,570
34,400	CIGNA Corp.	3,187,160
76,500	ICN Pharmaceuticals, Inc.	2,562,750
99,300	Omnicare, Inc.	2,470,584
		11,395,434
	Electric Utilities—3.6%	
40,537	Exelon Corp.	1,940,912
67,700	FirstEnergy Corp.	2,368,146
36,100	Pinnacle West Capital Corp.	1,510,785
		5,819,843
	Electrical Equipment—1.0%	
54,300	Harris Corp.	1,656,693
	Electronics—1.8%	
56,200	Arrow Electronics, Inc.	1,680,380
63,200	Vishay Intertechnology, Inc. (b)	1,232,400
		2,912,780
	Financial Services—2.4%	
49,900	Federated Investors, Inc. (Class B)	1,590,812
58,300	John Hancock Financial Services, Inc.	2,407,790
		3,998,602
	Food & Beverages—2.8%	
165,195	Archer Daniels Midland Co.	2,370,548
31,500	Dean Foods Co. (c)	2,148,300
		4,518,848
	Gas & Pipeline Utilities—2.3%	
28,400	Kinder Morgan, Inc.	1,581,596
141,800	Sierra Pacific Resources (b) (c)	2,134,090
		3,715,686

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Hotels & Restaurants—4.6%	
71,300	Brinker International, Inc. (b)	$ 2,121,888
58,200	GTECH Holdings Corp. (b) (c)	2,635,878
41,800	Starwood Hotels & Resorts Worldwide, Inc. (Class B)	1,247,730
30,900	Tricon Global Restaurants, Inc. (b)	1,520,280
		7,525,776
	Industrial Machinery—1.5%	
88,400	Pall Corp.	2,126,904
5,700	Parker Hannifin Corp.	261,687
		2,388,591
	Insurance—8.9%	
41,400	Ambac Financial Group, Inc.	2,395,404
43,400	Aon Corp.	1,541,568
34,300	MBIA, Inc.	1,839,509
80,900	Radian Group, Inc.	3,474,655
35,600	The Chubb Corp.	2,456,400
63,900	The Principal Financial Group, Inc.	1,533,600
12,900	Xl Capital, Ltd.	1,178,544
		14,419,680
	Internet—0.4%	
39,400	KPMG Consulting, Inc.	652,858
	Investment Trusts—4.1%	
72,400	Midcap SPDR Trust Series 1	6,718,720
	Publishing—1.5%	
36,800	Knight Ridder, Inc.	2,389,424
	Railroads & Equipment—2.7%	
69,400	CSX Corp.	2,432,470
42,400	Canadian National Railway Co. (ADR)	2,047,072
		4,479,542
	Real Estate Investment Trust—4.2%	
89,900	Archstone-Smith Trust	2,364,370
52,800	AvalonBay Communities, Inc.	2,497,968
9,000	Boston Properties, Inc.	342,000
13,700	Equity Residential Properties Trust	393,327
28,800	Vornado Realty Trust	1,198,080
		6,795,745
	Retail—6.2%	
56,500	Autonation, Inc.	696,645
76,200	Foot Locker, Inc.	1,192,530
70,100	May Department Stores Co.	2,592,298
44,500	Payless Shoesource, Inc. (b)	2,498,675
111,100	Sherwin-Williams Co.	3,055,250
		10,035,398
	Software—1.0%	
75,500	Cadence Design Systems, Inc. (b)	$ 1,654,960
	Transportation—1.5%	
69,200	Teekay Shipping Corp. (c)	2,411,620
	Total Common Stocks (Identified Cost $149,109,372)	158,354,643

Short-Term Investments—0.8%

Face Amount		Value (Note 1A)
	Repurchase Agreement—0.8%	
$1,217,000	State Street Corp. Repurchase Agreement dated 12/31/01 at .650% to be repurchased at $1,217,044 on 01/02/02, collateralized by $1,255,000 U.S. Treasury Bill 1.710% due 05/16/02 with a value of $1,243,077	1,217,000
	Total Short Term Investments (Identified Cost $1,217,000)	1,217,000
	Total Investments—98.2% (Identified Cost $150,326,372) (a)	159,571,643
	Other assets less liabilities	2,944,280
	Total Net Assets—100%	$162,515,923

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $151,326,350 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$10,757,220
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(2,511,927)
Net unrealized appreciation	$ 8,245,293

(b) *Non-Income producing security.*

(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $4,408,362 with collateral backing valued at $4,573,300*

Key to Abbreviations:

ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$159,571,643
Cash		2,340,913
Receivable for:		
Securities sold		553,767
Fund shares sold		149,137
Dividends and interest		162,492
Collateral for securities loaned		4,573,300
Prepaid expense		3,606
Total Assets		167,354,858
Liabilities		
Payable for:		
Fund shares redeemed	$ 287	
Securities purchased	139,377	
Withholding taxes	1,218	
Return of collateral for securities loaned	4,573,300	
Accrued expenses:		
Management fees	93,065	
Service and distribution fees Class B	446	
Other expenses	31,242	
Total Liabilities		4,838,935
Net Assets		$162,515,923
Net assets consist of:		
Capital paid in		$153,758,640
Undistributed net investment income		167,106
Accumulated net realized gains (losses)		(655,022)
Unrealized appreciation (depreciation) on investments		9,245,199
Net Assets		$162,515,923
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($160,073,950 divided by 11,302,747 shares of beneficial interest)		$ 14.16
Class B		
Net asset value and redemption price per share ($2,409,781 divided by 170,714 shares of beneficial interest)		$ 14.12
Class E		
Net asset value and redemption price per share ($32,192 divided by 2,275 shares of beneficial interest)		$ 14.15
Identified cost of investments		$150,326,372

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 2,215,153(a)
Interest		295,749(b)
		2,510,902
Expenses		
Management fees	$1,087,854	
Service and distribution fees—Class B	2,044	
Directors' fees and expenses	11,746	
Custodian	103,868	
Audit and tax services	15,036	
Legal	582	
Printing	60,542	
Insurance	3,229	
Miscellaneous	395	
Total expenses before reductions	1,285,296	
Expense reductions	(197,100)	1,088,196
Net Investment Income		1,422,706
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		1,938,122
Unrealized appreciation (depreciation) on:		
Investments—net	(7,122,111)	
Foreign currency transactions—net	(70)	(7,122,181)
Net gain (loss)		(5,184,059)
Net Increase (Decrease) in Net Assets From Operations		$(3,761,353)

(a) *Net of foreign taxes of $4,125*
(b) *Income on securities loaned $22,375*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 1,422,706	$ 356,809
Net realized gain (loss)	1,938,122	2,890,701
Unrealized appreciation (depreciation)	(7,122,181)	14,772,481
Increase (decrease) in net assets from operations	(3,761,353)	18,019,991
From Distributions to Shareholders		
Net investment income		
Class A	(277,956)	(294,983)
Net realized gain		
Class A	(2,924,102)	(3,976,535)
Total distributions	(3,202,058)	(4,271,518)
Increase (decrease) in net assets from capital share transactions	38,123,159	78,885,713
Total increase (decrease) in net assets	31,159,748	92,634,186
Net Assets		
Beginning of the year	131,356,175	38,721,989
End of the year	$162,515,923	$131,356,175
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 167,106	$ 558

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	4,725,649	$ 66,285,927	5,734,840	$79,643,229
Reinvestments	226,614	3,202,058	287,163	4,271,518
Redemptions	(2,510,125)	(33,759,535)	(395,995)	(5,029,034)
Net increase (decrease)	2,442,138	$ 35,728,450	5,626,008	$78,885,713
Class B				
Sales	206,920	$ 2,863,028	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(36,206)	(500,621)	0	0
Net increase (decrease)	170,714	$ 2,362,407	0	$ 0
Class E				
Sales	2,275	$ 32,302	0	$ 0
Reinvestments	0	0	0	0
Redemptions	0	0	0	0
Net increase (decrease)	2,275	$ 32,302	0	$ 0
Increase (decrease) derived from capital share transactions	2,615,127	$ 38,123,159	5,626,008	$78,885,713

See accompanying notes to financial statements.

Financial Highlights

	Class A				Class B	Class E
	Year Ended December 31,			November 9, 1998(a) through December 31,	May 1, 2001(a) through December 31,	May 1, 2001(a) through December 31,
	2001	2000	1999	1998	2001	2001
Net Asset Value, Beginning of Period	$ 14.82	$ 11.97	$ 10.73	$10.00	$14.36	$14.37
Income From Investment Operations						
Net investment income	0.13	0.04	0.06	0.03	0.04	0.00
Net realized and unrealized gain (loss) on investments	(0.50)	3.35	1.80	0.71	(0.28)	(0.22)
Total from investment operations	(0.37)	3.39	1.86	0.74	(0.24)	(0.22)
Less Distributions						
Distributions from net investment income	(0.03)	(0.04)	(0.07)	(0.01)	0.00	0.00
Distributions from net realized capital gains	(0.26)	(0.50)	(0.55)	0.00	0.00	0.00
Total distributions	(0.29)	(0.54)	(0.62)	(0.01)	0.00	0.00
Net Asset Value, End of Period	$ 14.16	$ 14.82	$ 11.97	$10.73	$14.12	$14.15
Total Return (%)	(2.5)	28.3	17.6	7.4 (b)	(1.7)(b)	(1.5)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	0.81	0.87	0.72	0.68 (c)	1.06 (c)	0.96 (c)
Ratio of operating expenses to average net assets after expense reductions(%) (d)	0.69	0.76	—	— (c)	0.97 (c)	0.87 (c)
Ratio of net investment income to average net assets (%)	0.90	0.58	0.86	2.61 (c)	0.77 (c)	0.67 (c)
Portfolio turnover rate (%)	212	207	134	21 (c)	212	212
Net assets, end of period (000)	$160,074	$131,356	$38,722	$8,647	$2,410	$ 32
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	—	—	1.18	1.86 (c)	—	—

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Portfolio has entered into arrangements with certain brokers who paid a portion of the Portfolio's expenses.*

INVESTMENT OBJECTIVE
To achieve Long-term Growth of Capital.

INCEPTION DATE 5/1/01

ASSET CLASS
Small Cap

NET ASSETS
$12.0 Million

PORTFOLIO MANAGEMENT
Edward B. Jamieson, Michael McCarthy, Aidan O'Connell

PERFORMANCE AT-A-GLANCE

From its inception on May 1, 2001 to the end of the year, the Class A shares of the Franklin Templeton Small Cap Growth Portfolio returned −11.2%, underperforming its benchmark, the Russell 2500 Growth Index[10], which returned −3.4% over the same time period. The portfolio performance was a result of being overweight in poor performing sectors, such as communications services, telecom equipment, and software, while being underweight in the consumer-oriented and health care sectors. Investments in financials, energy, and transportation benefited the portfolio's performance, but could not counterbalance the damage done by technology.

PORTFOLIO ACTIVITY

This year has been an extremely challenging and disappointing period for the global economy and most equity investors. The equity markets have been extremely volatile in 2001, reflecting uncertainty in the economy. Though there were powerful growth stock rallies, they were followed by declines that left growth stocks even lower than before. The aftermath of the terrorist attacks caused the steepest and most profound decline of the year in late September. Throughout the year, investors rotated frequently between sectors as they alternatively sought refuge or exposure to a rebounding economy. In aggregate though, investors retreated to familiar, more comfortable sectors from arcane sectors like technology and biotechnology. The best performing sectors within the small and medium capitalization market were the low growth sectors that fulfill consumers' everyday needs, namely homebuilders, health care services companies, recreational product suppliers, alcoholic beverages, food processors, retailers, lenders, and insurers.

The portfolio's managers have consistently favored investments in sectors with high long-term growth rates, such as technology and business services. However, despite these sectors' high *long-term* growth rates, their short-term growth rates turned steeply negative in late 2000 as the economy began tipping into recession and the sectors grappled with overcapacity. The managers too eagerly invested in technology stocks throughout 2001. During market pullbacks, especially the one in late September, the managers invested in selective technology stocks in addition to media, business services, and lodging stocks. Though the September purchases have thus far yielded profitable returns, many of the earlier unprofitable investments have been a drag on the portfolio's overall performance.

PORTFOLIO OUTLOOK[A]

The managers regret that they did not invest enough in defensive sectors, but instead invested too much and too early in sectors that would benefit from an economic rebound. Such a strategy clearly hurt performance throughout the first two quarters since the inception of the portfolio in May. It was only in the fourth calendar quarter of 2001 that the portfolio was able to benefit from the equity market's enthusiasm for an economic recovery. The managers are indeed hopeful that such an economic recovery is commencing and they believe the portfolio is positioned to benefit from renewed economic growth. Though the managers recognize that equity market volatility will persist until there is clear evidence of economic growth, they are confident that the economy will respond favorably to pro-active Fed policy, lower energy costs, tax cuts, and the successful end to the Afghan conflict.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Forward Air Corp.	2.6%
Varian Semiconductor Equipment, Inc.	2.4
Integrated Circuit Systems, Inc.	2.1
National Instruments Corp.	2.1
Alpharma, Inc.	2.0
Rudolph Technologies, Inc.	2.0
Mettler Toledo International, Inc.	1.8
Catapult Communications Corp.	1.7
Atlantic Coast Airlines Holdings	1.7
Powerwave Technologies	1.6

A $10,000 INVESTMENT COMPARED TO THE RUSSELL 2500 GROWTH INDEX SINCE 5/1/01



$12,000
11,000
10,000
9,000
8,000
5/01
12/01
Franklin Templeton Small Cap Growth
Russell 2500 Growth Index

Average Annual Total Returns As of December 31, 2001

	Franklin Templeton Small Cap Growth Portfolio Class A	Class B	Class E	Russell 2500 Growth Index
Since Inception(a)	−11.2%	−11.2%	−11.2%	−3.4%

(a) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
Franklin Templeton Small Cap Growth Portfolio
Investments as of December 31, 2001

Common Stocks—89.0% of Total Net Assets

Shares		Value (Note 1A)
	Air Travel—1.9%	
400	Alaska Air Group, Inc. (b)	$ 11,640
8,700	Atlantic Coast Airlines Holdings, Inc. (b)	202,623
600	Mesa Air Group, Inc. (b)	4,512
200	Skywest, Inc.	5,090
		223,865
	Apparel & Textiles—0.1%	
300	Jones Apparel Group, Inc. (b)	9,951
600	Tommy Hilfiger Corp. (ADR)	8,250
		18,201
	Auto Parts—1.2%	
5,300	Gentex Corp. (b)	141,669
	Banks—0.6%	
400	City National Corp.	18,740
400	Commerce Bancorp, Inc. (b)	15,736
1,400	Silicon Valley Bancshares (b)	37,422
100	Wilmington Trust Corp.	6,331
		78,229
	Broadcasting—0.1%	
300	Radio One, Inc. (b)	5,541
600	Radio One, Inc. (Class D) (b)	10,806
		16,347
	Building & Construction—0.4%	
2,000	Crane Co.	51,280
	Business Services—4.6%	
200	American Dental Partners, Inc.	1,260
300	Corporate Executive Board Co. (b)	11,010
600	Devry, Inc. (b)	17,070
8,200	Digitalthink, Inc. (b)	88,560
3,400	PDI, Inc.	75,888
2,400	Pegasus Systems, Inc. (b)	34,080
1,100	Princeton Review, Inc.	8,415
7,100	Probusiness Services, Inc. (b)	133,480
6,100	Resources Connection, Inc. (b)	160,613
200	Robert Half International, Inc.	5,340
200	Sotheby's Holdings, Inc. (b)	3,322
100	The Bisys Group, Inc. (b)	6,399
		545,437
	Chemicals—1.6%	
1,000	Cambrex Corp. (b)	43,600
3,200	Minerals Technologies, Inc.	149,248
		192,848

Shares		Value (Note 1A)
	Communication Services—4.0%	
7,900	Acme Communications, Inc. (b)	$ 53,246
500	Alamosa Holdings, Inc. (b)	5,965
1,400	Alaska Communications Systems, Inc. (b)	11,158
300	Allegiance Telecom, Inc. (b)	2,487
400	Centurytel, Inc.	13,120
200	Cox Radio, Inc.	5,096
700	Cumulus Media, Inc. (b)	11,326
300	Entercom Communications Corp. (b)	15,000
11,000	Entravision Common Corp.	131,450
1,300	Hispanic Broadcasting Corp. (b)	33,150
600	ITC Deltacom (b)	522
300	Lamar Advertising Co.	12,702
4,200	Leap Wireless International, Inc. (b)	88,074
1,100	Mediacom Communications Corp. (b)	20,086
500	Millicom International Cellular S.A. (ADR)	6,075
400	Rural Cellular Corp. (b)	8,900
500	US Unwired, Inc. (b)	5,090
2,300	UbiquiTel, Inc. (b)	17,135
300	Western Multiplex Corp. (b)	1,620
900	Western Wireless Corp.	25,425
		467,627
	Communications—1.4%	
4,100	Cal Dive International, Inc. (b)	101,188
1,100	Core Laboratories N.V. (ADR)	15,422
6,700	Grey Wolf, Inc. (b)	19,899
200	Hydril Co. (b)	3,526
700	Oil States International, Inc. (b)	6,370
1,500	Superior Energy Services, Inc. (b)	12,975
1,600	Trico Marine Services, Inc. (b)	12,080
		171,460
	Computers & Business Equipment—16.8%	
1,200	AXT, Inc. (b)	17,316
5,300	Advanced Digital Information Corp. (b)	85,012
10,100	Advanced Fibre Communications (b)	178,467
500	Alpha Industries, Inc. (b)	10,900
5,600	Anaren Microwave, Inc. (b)	96,992
800	Applied Micro Circuits Corp.	9,056
400	Cable Design Technologies Corp. (b)	5,472
7,800	Catapult Communications Corp. (b)	203,268
1,200	Cirrus Logic, Inc. (b)	15,864
4,700	Credence Systems Corp. (b)	87,279
3,200	Emcore Corp. (b)	43,040
300	Harmonic, Inc. (b)	3,606
11,100	Integrated Circuit Systems, Inc. (b)	250,749
1,800	Lam Research Corp. (b)	41,796
9,500	Maxtor Corp. (b)	60,230
1,900	McData Corp.	46,550
1,300	Novellus Systems, Inc.	51,285

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Computers & Business Equipment—(Continued)	
4,100	Oak Technology, Inc. (b)	$ 56,375
600	Oni Systems Corp.	3,762
1,500	Polycom, Inc. (b)	51,105
11,400	Powerwave Technologies, Inc. (b)	196,992
200	QLogic Corp.	8,902
1,900	Redback Networks, Inc.	7,505
2,400	Semtech Corp. (b)	85,656
3,900	Sierra Wireless, Inc. (ADR) (b)	73,515
1,400	Siliconware Precision Industries Co.	6,020
1,100	Tekelec, Inc.	19,921
8,300	Varian Semiconductor Equipment, Inc. (b)	287,097
400	Vitesse Semiconductor Corp.	4,972
1,000	Western Digital Corp. (b)	6,270
		2,014,974
	Containers & Glass—1.0%	
6,900	Pactiv Corp. (b)	122,475
	Domestic Oil—2.6%	
5,400	Chesapeake Energy Corp. (b)	35,694
1,800	Spinnaker Exploration Co. (b)	74,088
3,200	Stone Energy Corp. (b)	126,400
3,700	Swift Energy Co. (b)	74,740
		310,922
	Drugs & Health Care—5.8%	
300	Alexion Pharmaceuticals, Inc. (b)	7,332
600	Alkermes, Inc.	15,816
400	Alliance Imaging, Inc.	4,880
9,100	Alpharma, Inc.	240,695
300	American Medical Systems Holdings (b)	6,207
400	Aspect Medical Systems, Inc.	4,000
300	Aviron (b)	14,919
1,200	Beverly Enterprises, Inc. (b)	10,320
700	COR Therapeutics, Inc. (b)	16,751
1,100	Caliper Technologies Corp. (b)	17,171
500	Caremark RX, Inc. (b)	8,155
300	Celgene Corp.	9,576
100	Collateral Therapeutics (b)	626
800	Epoch Biosciences, Inc.	2,000
300	Exelixis, Inc. (b)	4,986
100	Guilford Pharmaceuticals, Inc. (b)	1,200
100	ISTA Pharmaceuticals, Inc.	672
100	Illumina, Inc. (b)	1,176
200	Inspire Phamaceutical, Inc. (b)	2,818
700	Integra LifeSciences Holdings Corp. (b)	18,438
200	Intermune, Inc. (b)	9,852
300	Laboratory Corp. America Holdings (b)	24,255
200	Maximus, Inc. (b)	8,412
200	Medicines Co. (b)	2,318
300	NPS Pharmaceuticals, Inc. (b)	11,490

Shares		Value (Note 1A)
	Drugs & Health Care—(Continued)	
300	OSI Pharmaceuticals, Inc.	$ 13,722
800	Oratec Interventions, Inc. (b)	5,176
2,900	Ortec International, Inc.	16,820
500	Parexel International Corp. (b)	7,175
500	Pharmaceutical Product Development, Inc. (b)	16,155
200	Shire Pharmaceuticals Group, Plc. (ADR) (b)	7,320
300	Supergen, Inc. (b)	4,296
700	Texas Biotechnology Corp. (b)	4,550
2,500	Titan Pharmaceuticals, Inc. (b)	24,525
100	Triad Hospitals, Inc. (b)	2,935
700	Trimeris, Inc. (b)	31,479
1,400	Varian Medical Systems, Inc. (b)	99,764
400	Ventana Medical Systems, Inc. (b)	9,048
700	Visible Genetics, Inc. (ADR)	7,805
		694,835
	Electric Utilities—0.1%	
200	Newpower Holdings, Inc. (b)	148
500	Orion Power Holdings, Inc.	13,050
		13,198
	Electrical Equipment—2.1%	
5,500	Advanced Energy Industries, Inc. (b)	146,520
2,400	C&D Technologies, Inc.	54,840
1,600	CTS Corp.	25,440
300	Flir Systems, Inc. (b)	11,376
1,000	Power-One, Inc.	10,410
		248,586
	Electronics—10.6%	
10,500	DDI Corp. (b)	103,320
2,700	Intersil Holding Corp.	87,075
5,600	Ixia (b)	71,960
900	Jabil Circuit, Inc. (b)	20,448
4,100	Mettler Toledo International, Inc. (b)	212,585
800	Nanometrics, Inc. (b)	15,520
1,701	Perkinelmer, Inc.	59,569
2,700	Plexus Corp. (b)	71,712
6,800	Rudolph Technologies, Inc. (b)	233,376
600	Sanmina Corp.	11,940
5,400	Sirenza Microdevices, Inc.	32,886
3,200	Tektronix, Inc.	82,496
3,400	Trimble Navigation, Ltd. (b)	55,114
5,500	Varian, Inc. (b)	178,420
800	Waters Corp. (b)	31,000
		1,267,421
	Financial Services—1.9%	
200	Affiliated Managers Group, Inc. (b)	14,096
1,500	Blackrock, Inc. (b)	62,550

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Franklin Templeton Small Cap Growth Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Financial Services—(Continued)	
1,000	Federated Investors, Inc. (Class B)	$ 31,880
800	Instinet Group, Inc.	8,040
300	Investment Technology Group, Inc. (b)	11,721
700	Investors Financial Services Corp.	46,347
1,000	Labranche & Co., Inc. (b)	34,460
700	Waddell & Reed Financial, Inc.	22,540
		231,634
	Food & Beverages—1.0%	
4,200	Bunge, Ltd. (ADR)	97,776
200	Dean Foods Co.	13,640
300	Performance Food Group Co. (b)	10,551
		121,967
	Gas & Pipeline Utilities—2.6%	
600	Atmos Energy Corp.	12,750
7,300	Nova Chemicals Corp.	140,671
6,400	Patterson-UTI Energy, Inc.	149,184
400	Sierra Pacific Resources (b)	6,020
		308,625
	Hotels & Restaurants—1.9%	
800	Argosy Gaming Corp. (b)	26,016
2,700	CEC Entertainment, Inc. (b)	117,153
300	Meristar Hotels & Resorts, Inc.	207
7,800	Station Casinos, Inc. (b)	87,282
		230,658
	Industrial Machinery—4.6%	
2,400	AGCO Corp.	37,872
1,700	Cuno, Inc. (b)	51,850
300	Milacron, Inc.	4,743
1,500	Oshkosh Truck Corp.	73,125
3,700	Pentair, Inc.	135,087
2,800	Reliance Steel & Aluminum Co.	73,500
3,500	Roper Industries, Inc.	173,250
		549,427
	Insurance—1.4%	
200	Arch Capital Group Ltd.	5,150
300	Mutual Risk Management, Ltd.	2,190
300	Protective Life Corp.	8,679
800	Radian Group, Inc.	34,360
3,400	Reinsurance Group America, Inc.	113,152
		163,531

Shares		Value (Note 1A)
	Internet—0.7%	
5,300	Brio Technology, Inc. (b)	$ 15,264
1,000	Check Point Software Technologies, Ltd. (ADR)	39,890
1,600	RSA Security, Inc.	27,936
		83,090
	Leisure—0.1%	
900	WMS Industries, Inc. (b)	18,000
	Paper & Forest—0.1%	
1,300	Domtar, Inc.	13,104
	Railroads & Equipment—0.4%	
1,500	C.H. Robinson Worldwide, Inc.	43,373
	Real Estate Investment Trust—0.5%	
700	Catellus Development Corp. (b)	12,880
1,700	Security Capital Group, Inc. (b)	43,129
		56,009
	Retail—4.6%	
600	Abercrombie & Fitch Co. (b)	15,918
800	Brinker International, Inc. (b)	23,808
2,100	Chico's FAS, Inc. (b)	83,370
4,300	Cost Plus, Inc. (b)	113,950
900	Family Dollar Stores, Inc. (b)	26,982
4,600	Jack in the Box, Inc. (b)	126,684
4,800	K-Mart Corp. (b)	26,208
4,500	Linens' n Things, Inc. (b)	114,750
200	The Gap, Inc.	2,788
300	The Men's Wearhouse, Inc. (b)	6,195
100	Williams-Sonoma, Inc. (b)	4,290
		544,943
	Semiconductors—0.1%	
800	TriQuint Semiconductor, Inc. (b)	9,808
	Software—10.8%	
600	Answerthink, Inc. (b)	3,918
5,800	Avocent Corp. (b)	140,650
5,100	Bindview Development Corp. (b)	10,251
700	Covansys Corp. (b)	6,265
500	Cysive, Inc. (b)	1,405
800	Entrust, Inc. (b)	8,152
400	H.T.E., Inc.	800
4,600	Inforte Corp. (b)	64,262
100	Internet Security Systems, Inc.	3,206
1,400	Interwoven, Inc. (b)	13,636
7,300	Jack Henry & Associates, Inc.	159,432
6,400	Keane, Inc. (b)	115,392

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Software—(Continued)	
800	Liberate Technologies (b)	$ 9,184
2,300	MatrixOne, Inc. (b)	29,877
600	Mercury Interactive Corp. (b)	20,388
6,900	Micromuse, Inc. (b)	103,500
6,600	National Instruments Corp. (b)	247,236
500	Openwave Systems, Inc.	4,895
4,100	Precise Software Solutions, Ltd.	84,706
1,200	Predictive Systems, Inc. (b)	2,352
1,000	Quest Software, Inc.	22,110
1,000	Retek, Inc. (b)	29,870
5,600	Sapient Corp. (b)	43,232
300	Selectica, Inc. (b)	1,815
400	Serena Software, Inc. (b)	8,696
800	Ticketmaster (Class B)	13,112
300	Valicert, Inc.	870
300	Veritas Software Corp. (b)	13,449
900	Verity, Inc. (b)	18,225
200	Versicor, Inc. (b)	4,070
900	Vignette Corp.	4,833
2,700	Wind River Systems, Inc. (b)	48,357
1,500	i2 Technologies, Inc. (b)	11,850
2,700	webMethods, Inc. (b)	45,252
		1,295,248
	Trucking & Freight Forwarding—3.4%	
1,700	Expeditors International Washington, Inc.	96,815
9,100	Forward Air Corp. (b)	308,672
		405,487
	Total Common Stocks (Identified Cost $10,564,013)	10,654,278

Short-Term Investments—10.6%

Face Amount		Value (Note 1A)
	Discount Notes—10.6%	
$1,265,000	Federal Home Loan Bank 1.470%, 01/02/02	$ 1,264,948
	Total Short Term Investments (Identified Cost $1,264,948)	1,264,948
	Total Investments—99.6% (Identified Cost $11,828,961) (a)	11,919,226
	Other assets less liabilities	47,219
	Total Net Assets—100%	$11,966,445

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $11,832,693 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 680,655
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(594,122)
Net unrealized apppreciation	$ 86,533

(b) *Non-Income producing security.*

Key to Abbreviations:

ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Franklin Templeton Small Cap Growth Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$11,919,226
Cash		4,718
Receivable for:		
Securities sold		2,723
Fund shares sold		119,999
Dividends and interest		708
Due from Investment Adviser		28,801
Prepaid expense		265
Total Assets		12,076,440
Liabilities		
Payable for:		
Fund shares redeemed	$79,617	
Securities purchased	4,607	
Withholding taxes	4	
Accrued expenses:		
Management fees	5,431	
Service and distribution fees Class B	860	
Other expenses	19,476	
Total Liabilities		109,995
Net Assets		$11,966,445
Net assets consist of:		
Capital paid in		$12,309,754
Undistributed net investment income		741
Accumulated net realized gains (losses)		(434,315)
Unrealized appreciation (depreciation) on investments		90,265
Net Assets		$11,966,445
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($7,467,621 divided by 840,787 shares of beneficial interest)		$ 8.88
Class B		
Net asset value and redemption price per share ($4,493,180 divided by 506,133 shares of beneficial interest)		$ 8.88
Class E		
Net asset value and redemption price per share ($5,644 divided by 635 shares of beneficial interest)		$ 8.88
Identified cost of investments		$11,828,961

Statement of Operations
Eight months ended December 31, 2001(b)

Investment Income		
Dividends		$ 12,673(a)
Interest		28,953
		41,626
Expenses		
Management fees	$ 38,225	
Service Fees-Class B	2,842	
Directors' fees and expenses	6,696	
Custodian	59,765	
Audit and tax services	7,850	
Legal	17	
Printing	1,430	
Insurance	30	
Miscellaneous	142	
Total expenses before reimbursements	116,997	
Expense reimbursements	(69,557)	47,440
Net Investment Loss		(5,814)
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		(434,475)
Unrealized appreciation (depreciation) on:		
Investments—net		90,265
Net gain (loss)		(344,210)
Net Increase (Decrease) in Net Assets From Operations		$(350,024)

(a) *Net of foreign taxes of $5*
(b) *Portfolio commenced operations May 1, 2001.*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Franklin Templeton Small Cap Growth Portfolio

Statement of Changes in Net Assets

	May 1, 2001(a) Through December 31, 2001
From Operations	
Net investment income	$ (5,814)
Net realized gain (loss)	(434,475)
Unrealized appreciation (depreciation)	90,265
Increase (decrease) in net assets from operations	(350,024)
Increase (decrease) in net assets from capital share transactions	12,316,469
Total increase (decrease) in net assets	11,966,445
Net Assets	
Beginning of the period	0
End of the period	$11,966,445
Undistributed Net Investment Income	
End of the period	$ 741

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001	
	Shares	**$**
Class A		
Sales	1,405,895	$12,965,298
Reinvestments	0	0
Redemptions	(565,108)	(5,020,906)
Net increase (decrease)	840,787	$ 7,944,392
Class B		
Sales	564,496	$ 4,866,115
Reinvestments	0	0
Redemptions	(58,363)	(499,721)
Net increase (decrease)	506,133	$ 4,366,394
Class E		
Sales	645	$ 5,768
Reinvestments	0	0
Redemptions	(10)	(85)
Net increase (decrease)	635	$ 5,683
Increase (decrease) derived from capital share transactions	1,347,555	$12,316,469

(a) *Commencement of Operations*

See accompanying notes to financial statements.

Financial Highlights

	Class A	Class B	Class E
	May 1, 2001(a) through December 31, 2001	May 1, 2001(a) through December 31, 2001	May 1, 2001(a) through December 31, 2001
Net Asset Value, Beginning of Period	$10.00	$10.00	$10.00
Income From Investment Operations			
Net investment loss	0.00	(0.01)	0.00
Net realized and unrealized gain (loss) on investments	(1.12)	(1.11)	(1.12)
Total from investment operations	(1.12)	(1.12)	(1.12)
Net Asset Value, End of Period	$ 8.88	$ 8.88	$ 8.88
Total Return (%)	(11.2)(b)	(11.2)(b)	(11.2)(b)
Ratio of operating expenses to average net assets (%)	1.05 (c)	1.30 (c)	1.20 (c)
Ratio of net investment loss to average net assets (%)	0.00 (c)	(0.51)(c)	(0.41)(c)
Portfolio turnover rate (%)	67 (c)	67 (c)	67 (c)
Net assets, end of period (000)	$7,468	$4,493	$ 6
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	2.69 (c)	2.94 (c)	2.84 (c)

(a) Commencement of Operations

(b) *Periods less than one year are not computed on an annualized basis.*

(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

INVESTMENT OBJECTIVE
To equal the Return of the Russell 2000 Index.

INCEPTION DATE 11/9/98

ASSET CLASS
Small Cap Stocks

NET ASSETS
$149.3 Million

PORTFOLIO MANAGEMENT
MetLife Investment Department

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the Russell 2000 Index Portfolio returned +0.9%. Its benchmark, the Russell 2000® Index[11], returned +2.5% over the same time period. Dividend income accounted for 1.57% of this year's total return. The Russell 2000 Index experienced a highly volatile year. The benchmark was down 6.5% in the first quarter, up 14.3% in second quarter, down 20.8% in the third quarter, and finally up 21.1% in the fourth quarter. Despite this volatility, small cap stocks steadily outperformed large cap stocks throughout the year and ended the year outperforming the S&P 500 Index by a margin of 14.4%.

PORTFOLIO ACTIVITY

The consumer discretionary sector, up 26.8%, along with financial services, up 13.0%, accounted for roughly half of the of the benchmark return this year. The worst performing sectors this past year were technology, down 22.5% and health care, down 11.4%. Excluding these sectors, the Russell 2000 Index would have ended up a positive 6.9% for the full year 2001. Exacly half of Russell's twelve sectors had positive returns for the year. The three largest names to impact performance this past year were Abercrombie & Fitch up 122.6%, Americredit Corp up 90.64%, and Ikon Office Solutions, up 377.93% for the year.

On June 29, 2001 Frank Russell underwent their annual reconstitution. In total, 609 companies were added to the Russell 2000 Index and 431 were deleted. The difference of 178 names is due to attrition throughout the period between annual reconstitutions. The annual Russell 2000 reconstitution generated approximately 57% turnover.

PORTFOLIO OUTLOOK[(A)]

Factors that could impact stock prices in the coming quarter include developments in the War on Terrorism, the Federal Reserve's interest rate policy, corporate earnings, unemployment trends, and the timing of any potential recovery in the U.S. economy.

A $10,000 INVESTMENT COMPARED TO THE RUSSELL 2000 INDEX SINCE 11/9/98


$15,000
14,000
13,000
12,000
11,000
10,000
9,000
11/98
12/98
12/99
12/00
12/01
Russell 2000 Index Portfolio
Russell 2000 Index

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
*iShares Russell 2000 Index Fund	3.0%
Dean Foods Co.	0.3
Michaels Stores, Inc.	0.3
Ball Corp.	0.2
New York Community Bancorp, Inc.	0.2
Andrew Corp.	0.2
Alliant Techsystems, Inc.	0.2
Edwards Lifesciences Corp.	0.2
Novell, Inc.	0.2
Lee Enterprises, Inc.	0.2

*Please note that this security is an investment fund and not common stock.

Average Annual Total Return
As of December 31, 2001

	Russell 2000 Index Portfolio Class A	Class B	Class E	Russell 2000 Index
1 Year	0.9%	N/A	N/A	2.5%
3 Years	6.0	N/A	N/A	6.4
Since Inception	7.5	5.3%(a)	–0.4%(b)	9.9

(a) Inception date was January 2, 2001.

(b) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
Russell 2000 Index Portfolio

Investments as of December 31, 2001

Common Stocks—98.3% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—1.1%	
4,181	AAR Corp.	$ 37,671
10,853	Aeroflex, Inc. (b)	205,447
3,865	Alliant Techsystems, Inc. (b)	298,378
6,259	Ametek Aerospace Products, Inc.	199,600
3,161	Aviall, Inc. (b)	23,866
4,551	BE Aerospace, Inc.	41,733
1,062	Curtiss Wright Corp.	50,711
2,470	DRS Technologies, Inc. (b)	88,055
1,967	EDO Corp.	52,027
1,478	Engineered Support Systems, Inc. (c)	50,562
2,171	Fairchild Corp. (b) (c)	6,296
5,292	Gencorp, Inc.	74,670
206	Heico Corp.	2,779
2,065	Heico Corp.	31,119
4,233	Hexcel Corp. (b)	13,038
1,354	Innovative Solutions & Support (b)	10,521
1,617	Integral Systems, Inc. (b)	31,127
4,254	Kaman Corp.	66,362
1,557	Ladish, Inc. (b)	17,002
3,363	Mercury Computer Systems, Inc. (b)	131,527
2,350	Moog, Inc. (b)	51,230
1,314	Orbital Sciences Corp. (b) (c)	5,427
7,643	Remec, Inc. (b)	76,354
981	Sequa Corp. (b)	46,617
2,147	United Industrial Corp.	35,962
		1,648,081
	Air Travel—0.3%	
9,077	Airtran Holdings, Inc. (b)	59,908
5,268	Alaska Air Group, Inc. (b)	153,299
5,075	America West Holding Corp. (Class B) (b) (c)	17,763
6,701	Atlantic Coast Airlines Holdings, Inc. (b)	156,066
4,349	Frontier Airlines, Inc. (b) (c)	73,933
4,956	Mesa Air Group, Inc. (b)	37,269
2,147	Midwest Express Holdings, Inc. (b) (c)	31,346
		529,584
	Apparel & Textiles—0.8%	
2,698	Brown Shoe, Inc. (b)	43,816
1,290	Bush Industries, Inc. (b)	14,009
2,071	Fossil, Inc. (b)	43,491
2,368	Friedmans, Inc.	19,939
1,114	Garan, Inc.	47,345
2,142	Global Sports, Inc. (c)	42,733
2,544	Haverty Furniture Cos., Inc.	42,103
1,856	K-Swiss, Inc.	61,712
4,217	Kellwood Co.	101,250
1,113	Kenneth Cole Productions, Inc. (b) (c)	19,700
1,455	Movado Group, Inc.	27,936
4,426	Nautica Enterprises, Inc. (b)	56,609

Shares		Value (Note 1A)
	Apparel & Textiles—(Continued)	
2,412	Oshkosh B'Gosh, Inc. (b)	$ 101,159
1,006	Oxford Industries, Inc.	23,742
3,257	Phillips Van Heusen Corp.	35,501
1,974	Quaker Fabric Corp. (b)	16,404
3,524	Quiksilver, Inc. (b)	60,613
4,151	Russell Corp.	62,307
2,805	Skechers U. S. A., Inc. (b)	41,009
1,455	Steven Madden, Ltd. (b)	20,472
6,471	Stride Rite Corp.	42,385
1,026	Tropical Sportswear International Corp.	19,237
8,333	Unifi, Inc. (b)	60,414
2,725	Van's, Inc. (b)	34,716
4,934	Wellman, Inc.	76,428
7,718	Wolverine World Wide, Inc.	116,156
		1,231,186
	Auto Parts—1.1%	
1,341	American Axle & Manufacturing Holdings, Inc. (b)	28,671
11,264	ArvinMeritor, Inc.	221,225
2,437	Bandag, Inc. (b)	84,710
4,898	Borg Warner Automotive, Inc. (b)	255,920
13,523	Collins & Aikman Corp. (b)	104,127
10,913	Cooper Tire & Rubber Co. (b)	174,171
1,909	Dura Automotive Systems, Inc. (b)	20,999
3,551	Exide Corp. (c)	4,368
7,783	Federal Signal Corp.	173,327
3,271	Federal-Mogul Corp. (c)	2,584
1,357	IMPCO Technologies, Inc. (b)	17,220
2,325	Midas, Inc.	26,738
5,041	Modine Manufacturing Co.	117,607
1,048	Quixote Corp.	19,912
1,588	Sauer-Danfoss, Inc.	12,704
4,158	Sports Resorts International, Inc. (b) (c)	32,058
1,234	Standard Motor Products, Inc.	17,153
1,800	Stoneridge, Inc. (b)	16,380
3,801	Superior Industries International, Inc.	152,990
2,956	TBC Corp. (b)	39,581
5,802	Tower Automotive, Inc. (b) (c)	52,392
		1,574,837
	Automobiles—0.2%	
2,187	Coachmen Industries, Inc.	26,244
3,759	Dollar Thrifty Automotive Group (b)	58,265
4,431	Monaco Coach Corp. (b) (c)	96,906
1,676	Thor Industries, Inc.	62,096
1,010	United Auto Group, Inc. (b)	26,068
2,710	Winnebago Industies, Inc.	100,107
		369,686

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Banks—9.1%	
2,529	1st Source Corp.	$ 52,350
1,885	Alabama National Bancorporation (b)	63,543
4,750	Amcore Financial, Inc.	106,162
5,585	American Financial Holdings, Inc.	141,915
3,559	Anchor BanCorp Wisconsin, Inc. (b)	63,137
2,179	Area Bancshares Corp. (b)	42,425
1,696	Arrow Financial Corp.	49,506
2,257	BOK Financial Corp. (b)	71,118
2,149	BSB Bancorp, Inc. (b)	50,953
1,129	Bancfirst Corp. (b)	39,176
2,090	Bancfirst Ohio Corp.	50,473
14,287	Bancorpsouth, Inc. (b)	237,164
1,906	Bank Mutual Corp.	29,124
1,729	Bank of Granite Corp. (b)	34,182
3,538	Bankatlantic Bancorp, Inc.	32,479
2,426	Bankunited Financial Corp. (b)	36,026
1,815	Banner Corp.	30,692
9,681	Bay View Capital Corp. (b)	70,962
2,005	Boston Private Financial Holdings, Inc.	44,250
2,003	Brookline Bancorp, Inc. (b)	32,929
2,169	CCBT Financial Cos, Inc	51,188
2,748	CFS Bancorp, Inc	39,434
1,722	CPB, Inc. (b)	50,644
3,781	CVB Financial Corp. (b)	88,475
1,326	Capital City Bank Group, Inc.	32,129
5,044	Capitol Federal Financial	105,117
1,711	Cathay Bancorp, Inc. (b)	109,590
3,580	Centennial Bancorp (b)	26,420
1,006	Central Coast Bancorp (b)	22,132
4,738	Chemical Financial Corp.	142,886
5,731	Chittenden Corp.	158,176
8,520	Citizens Banking Corp. (b)	280,138
2,888	City Holdings Co. (b)	34,772
2,097	CityBank (b)	50,244
1,192	Coastal Bancorp, Inc.	34,449
1,197	Cobiz, Inc. (c)	16,160
20,602	Colonial Bancgroup, Inc. (b)	290,282
2,243	Columbia Banking Systems, Inc. (b) (c)	29,271
9,463	Commercial Federal Corp.	222,380
1,484	Commonwealth Bancorp, Inc.	32,871
1,880	Community Bank Systems, Inc.	49,256
1,846	Community Banks, Inc.	49,842
7,143	Community First Bankshares, Inc. (b)	183,504
1,767	Community Trust Bancorp, Inc.	41,966
2,654	Connecticut Bancshares, Inc.	68,606
1,671	Corus Bankshares, Inc. (b)	75,863
2,661	Dime Community Bancorp, Inc. (b)	74,668
6,788	Doral Financial Corp.	211,853
3,620	Downey Financial Corp.	149,325
4,917	East West Bancorp, Inc. (b)	126,613
	Banks—(Continued)	
2,268	F&M Bancorp	$ 57,721
4,895	F.N.B. Corp. (b)	128,983
1,335	Farmers Capital Bank Corp.	48,954
2,691	Fidelity Bankshares, Inc.	42,975
2,109	Financial Institutions, Inc	49,351
1,846	First Bancorp	41,627
4,462	First Bancorp Puerto Rico	127,167
1,417	First Busey Corp.	30,437
5,807	First Charter Corp. (c)	98,196
1,267	First Citizens BancShares, Inc.	123,849
10,173	First Commonwealth Financial Corp.	117,193
1,940	First Community Bancshares, Inc.	57,172
1,787	First Essex Bancorp, Inc.	50,358
2,314	First Federal Capital Corp.	36,330
6,692	First Financial Bancorp	118,114
2,496	First Financial Bankshares, Inc.	75,130
1,389	First Financial Corp.	60,908
2,810	First Financial Holdings, Inc.	67,918
1,431	First Indiana Corp.	31,353
2,597	First Merchants Corp.	62,380
9,285	First Midwest Bancorp, Inc.	271,029
1,852	First Niagara Financial Group, Inc.	31,169
2,629	First Place Financial Corp.	41,407
1,814	First Republic Bank (b)	43,808
3,856	First Sentinel Bancorp, Inc.	48,277
3,179	FirstFed Financial Corp. (b)	81,478
1,845	Flagstar Bancorp, Inc.	37,140
1,828	Flushing Financial Corp.	32,538
3,255	Frontier Financial Corp.	85,151
1,729	GBC Bancorp	51,005
1,612	German American Bancorp	26,114
2,315	Glacier Bancorp, Inc. (c)	48,198
4,416	Gold Banc Corp., Inc.	31,398
1,621	Great Southern Bancorp, Inc.	49,440
9,634	Greater Bay Bancorp (c)	275,340
1,401	Hancock Holding Co.	60,299
4,229	Harbor Florida Bancshares, Inc. (b)	71,893
3,540	Harleysville National Corp.	83,367
2,614	Hudson River Bancorp, Inc.	57,247
8,854	Hudson United Bancorp	254,110
1,564	Iberiabank Corp.	43,354
10,911	Independence Community Bank Corp.	248,334
2,058	Independent Bank Corp.	57,212
1,881	Independent Bank Corp.	40,423
3,352	Integra Bank Corp.	70,191
3,438	International Bancshares Corp.	144,912
1,659	Irwin Financial Corp. (c)	28,203
1,978	Lakeland Bancorp, Inc.	32,241
3,238	Local Financial Corp. (b)	45,300
3,630	MAF Bancorp, Inc.	107,085

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Banks—(Continued)	
1,635	Main Street Bank, Inc.	$ 26,814
1,625	MB Financial, Inc.	44,184
1,121	Medford Bancorp, Inc.	23,720
3,403	Mid-State Bancshares	55,401
2,037	MidAmerica Bancorp	67,425
994	Midwest Banc Holdings, Inc.	21,123
1,450	Mississippi Valley Bankshares, Inc.	56,840
1,431	NBC Capital Corp.	43,946
3,696	NBT Bancorp, Inc.	53,555
3,878	National Penn Bancshares, Inc. (b)	85,315
3,640	Net.B@nk, Inc. (b) (c)	38,147
14,969	New York Community Bancorp, Inc.	342,341
2,244	Northwest Bancorp, Inc.	25,671
1,688	Oceanfirst Financial Corp.	40,782
5,557	Ocwen Financial Corp. (b)	47,123
1,496	Old Second Bancorp, Inc.	58,972
1,848	Omega Financial Corp.	59,413
1,769	Oriental Financial Group, Inc.	32,903
5,276	Pacific Capital Bancorp	146,620
2,154	Pacific Northwest Bancorp	44,071
2,168	Park National Corp.	201,082
1,014	Pennfed Financial Services, Inc.	25,167
1,531	Peoples Holding Co.	56,647
1,872	Port Financial Corp.	48,803
2,958	Promistar Financial Corp.	72,323
1,555	Prosperity Bancshares, Inc.	41,969
774	Provident Bancorp, Inc. (c)	22,601
4,046	Provident Bankshares Corp.	98,318
1,199	Quaker City Bancorp, Inc. (b)	35,790
1,581	R & G Financial Corp. (Class B)	27,098
8,462	Republic Bancorp, Inc. (b)	117,199
1,298	Republic Bancorp, Inc.	17,510
1,002	Republic Bancshares, Inc.	13,026
2,096	Riggs National Corp.	29,281
966	Royal Bancshares Pennsylvania, Inc.	19,465
4,922	S & T Bancorp, Inc.	119,506
1,470	S. Y. Bancorp, Inc.	48,951
2,930	Sandy Spring Bancorp, Inc.	93,334
1,245	Santander Bancorp	24,165
1,016	Seacoast Banking Corp.	47,142
3,859	Seacoast Financial Services Corp.	66,182
1,488	Second Bancorp, Inc.	32,156
7,611	Silicon Valley Bancshares (b) (c)	203,442
1,244	Simmons First National Corp.	39,995
7,449	South Financial Group, Inc.	132,220
5,013	Southwest Bancorp (b)	151,744
1,281	St. Francis Capital Corp.	29,630
10,484	Staten Island Bancorp, Inc. (b)	170,994
6,109	Sterling Bancshares, Inc. (b)	76,485
1,922	Sterling Financial Corp.	46,820
1,403	Suffolk Bancorp	76,548
6,851	Susquehanna Bancshares, Inc.	$ 142,843
3,016	Texas Regional Bancshares, Inc.	114,156
4,018	The Trust Co. of New Jersey	101,254
1,570	Tompkins Trustco, Inc	63,192
796	Troy Financial Corp.	19,741
12,400	Trustco Bank Corp.	155,868
3,973	UCBH Holdings, Inc.	112,992
3,388	UMB Financial Corp.	135,534
1,789	UNB Corp Ohio (b)	33,186
1,534	USB Holding, Inc. (b) (c)	25,848
2,466	Umpqua Holdings Corp. (c)	33,291
7,724	United Bankshares, Inc. (b)	222,915
5,126	United Community Financial	36,907
3,080	United National Bancorp (c)	73,951
4,285	W Holding Co., Inc.	69,417
2,057	Washington Trust Bancorp, Inc.	39,083
5,970	Waypoint Financial Corp.	90,028
3,489	Wesbanco, Inc.	73,723
2,786	West Coast Bancorp	38,781
5,928	Westamerica Bancorporation	234,571
1,548	Westcorp, Inc.	28,901
4,894	Whitney Holding Corp.	214,602
1,733	Wintrust Financial Corp.	52,978
		13,664,320
	Biotechnology—1.5%	
6,095	Aclara Biosciences, Inc. (b)	30,902
9,968	Advanced Tissue Sciences, Inc. (b) (c)	43,460
4,251	Albany Molecular Research, Inc. (b)	112,609
7,956	Avant Immunotherapeutics, Inc. (b)	31,904
3,411	Avigen, Inc. (b)	39,261
1,918	Bone Care International, Inc. (b)	32,855
6,111	Cell Genesys, Inc. (c)	142,020
3,712	Cell Pathways, Inc. (c)	25,836
2,113	Digene Corp. (b)	62,333
4,293	Diversa Corp. (b)	60,746
10,793	Edwards Lifesciences Corp. (b)	298,211
2,916	Emisphere Technologies, Inc. (b)	93,050
4,795	Gene Logic, Inc. (b)	90,338
3,486	Genome Therapeutics Corp. (b)	23,740
5,865	Genzyme Corp. (b)	31,143
2,882	Genzyme Transgenics Corp. (b)	16,773
3,413	Geron Corp. (b) (c)	29,693
1,578	Hyseq, Inc. (b) (c)	12,182
6,428	Immunomedics, Inc. (b)	130,231
5,463	Lexicon Genetics, Inc. (b)	63,043
2,720	Luminex Corp. (b) (c)	46,131
2,404	Martek Biosciences Corp. (b)	52,287
4,956	Maxygen, Inc. (b) (b)	87,077
2,207	Miravant Medical Technologies (b) (c)	21,209
5,724	Orchid Biosciences, Inc. (b)	31,482

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.

Russell 2000 Index Portfolio

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Biotechnology—(Continued)	
3,280	Organogenesis, Inc. (b) (c)	$ 15,744
3,990	Pharmacopeia, Inc. (b)	55,421
5,107	Regeneron Pharmaceuticals, Inc. (b) (c)	143,813
3,206	Sequenom, Inc. (b) (c)	34,208
3,059	Serologicals Corp. (b)	65,768
4,973	Targeted Genetics Corp. (b)	13,477
6,796	Texas Biotechnology Corp. (b)	44,174
4,370	Titan Pharmaceuticals, Inc. (b)	42,870
4,248	Transkaryotic Therapies, Inc. (b)	181,814
4,576	Valentis, Inc. (b) (c)	14,186
		2,219,991
	Broadcasting—0.4%	
2,842	Crown Media Holdings, Inc. (b) (c)	32,086
4,108	Cumulus Media, Inc. (b)	66,468
10,950	Metromedia International. Group, Inc. (b)	8,870
5,226	Paxson Communications Corp. (b) (c)	54,612
2,416	Regent Communications, Inc. (b)	16,308
1,692	Saga Communications (b)	35,024
1,508	Salem Communications Corp. (b)	34,684
4,163	Sinclair Broadcast Group, Inc. (b) (c)	39,382
8,298	Sirius Satellite Radio, Inc. (b) (c)	96,506
5,120	Spanish Broadcasting Systems, Inc. (b)	50,637
2,695	TiVo, Inc. (b) (c)	17,652
2,187	XM Satellite Radio Holdings, Inc. (b) (c)	40,153
2,316	Young Broadcasting, Inc. (b)	41,572
		533,954
	Building & Construction—1.1%	
1,450	American Woodmark Corp.	77,938
865	Ameron International Corp.	59,858
4,825	Apogee Enterprises, Inc.	76,332
5,953	Armstrong Holdings, Inc. (b) (c)	20,300
8,073	Brightpoint, Inc. (b)	25,349
2,054	Coorstek, Inc. (b)	65,399
9,543	Dal Tile International, Inc. (b)	221,875
2,983	Elcor Chemical Corp.	82,898
4,425	Griffon Corp. (b)	66,375
4,040	Insituform Technologies, Inc. (b)	103,343
3,406	LSI Industries, Inc.	59,264
7,624	Lennox International, Inc.	73,953
2,810	NCI Building Systems, Inc. (b)	49,737
2,179	Nortek, Inc. (b)	60,794
1,611	Simpson Manufacturing, Inc. (b)	92,310
863	Trex, Inc. (b) (c)	16,388
6,309	USG Corp. (b) (c)	36,088
2,862	United States Concrete, Inc. (b)	18,889
2,415	Universal Forest Products, Inc.	50,546
3,115	Watsco, Inc.	44,233

Shares		Value (Note 1A)
	Building & Construction—(Continued)	
7,156	York International Corp.	$ 272,858
		1,574,727
	Business Services—5.1%	
1,414	4Kids Entertainment, Inc. (b) (c)	28,322
3,786	ABRN Industries, Inc. (b)	118,691
4,416	Administaff, Inc. (b) (c)	121,043
2,563	Advanced Marketing Services, Inc.	46,775
1,180	Ambassadors International, Inc. (b)	24,768
5,644	Arbitron, Inc. (b)	192,743
3,394	Armor Holdings, Inc. (b) (c)	91,604
4,335	Banta Corp.	127,969
5,129	Bowne & Co., Inc. (b)	65,651
1,957	Bright Horizons Family Solutions (b)	54,776
2,326	CCC Information Services Group, Inc.	163
2,326	CCC Information Services Group, Inc. (c)	14,375
1,714	CDI Corp. (b)	32,566
1,021	CPI Corp.	16,949
7,582	Career Education Corp. (b)	259,911
2,933	Casella Waste Systems, Inc. (b)	43,438
2,934	Central Parking Corp. (c)	57,624
11,519	Century Business Services, Inc. (b)	26,494
2,011	Chemed Corp.	68,173
2,473	CoStar Group, Inc. (b)	59,377
3,982	Coinstar, Inc. (b)	99,550
1,906	Compucredit Corp. (b)	22,415
1,715	Consolidated Graphics, Inc.	33,014
1,893	Corinthian Colleges, Inc.	77,405
6,494	Corporate Executive Board Co. (b)	238,330
8,584	Covanta Energy Corp. (b)	38,800
3,021	Daisytek International Corp. (b)	39,787
3,325	Digitalthink, Inc. (b)	35,910
4,269	Edison School, Inc. (b) (c)	83,886
4,177	Education Management Corp. (b)	151,416
2,248	Emex Corp. (b) (c)	6,970
9,922	Encompass Services Corp. (b)	28,774
2,882	F.Y.I., Inc. (b)	96,547
2,056	FTI Consulting, Inc. (b)	67,437
4,319	FactSet Research Systems, Inc. (c)	150,949
2,624	First Consulting Group (b)	41,066
3,781	G & K Services	122,126
5,785	Getty Images, Inc. (b)	132,939
6,680	Global Payments, Inc.	229,792
3,922	Headwaters, Inc. (b)	44,946
3,009	Heidrick & Struggles International, Inc. (b)	54,613
4,512	ITT Educational Services, Inc. (b)	166,357
4,640	Information Resources, Inc. (b)	38,512
2,385	Insurance Auto Auctions, Inc. (b)	34,606
3,802	Ionics, Inc. (b)	114,174
5,157	John H. Harland Co.	113,970

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Business Services—(Continued)	
2,647	Kelly Services, Inc.	$ 57,943
2,139	Kforce, Inc. (b)	13,454
5,930	Kimball International, Inc. (Class B)	89,839
6,762	Korn/Ferry International (b)	72,015
2,545	Kroll, Inc. (c)	38,429
5,056	Labor Ready, Inc. (b)	25,836
2,334	Learning Tree International, Inc. (b)	65,119
738	Lynch Interactive Corp. (b)	50,922
4,185	Mail Well Holdings, Inc. (b)	17,158
2,383	Medquist, Inc. (b)	69,703
1,527	Memberworks, Inc. (b) (c)	21,393
1,199	Microfinancial, Inc.	12,290
2,849	Mobile Mini, Inc. (b)	111,453
14,163	Modis Professional Services, Inc. (b)	101,124
4,603	Multex Systems, Inc. (b)	20,713
384	NCH Corp.	20,026
3,003	NCO Group, Inc. (b) (c)	68,769
6,123	NDCHealth Corp.	211,550
1,530	National Processing, Inc. (b)	49,725
5,645	Navigant Consulting Co. (b)	31,047
1,854	New England Business Service, Inc.	35,504
1,119	New Horizons Worldwide, Inc. (b)	12,869
4,996	Nextcard, Inc. (b)	2,598
3,469	On Assignment, Inc. (b)	79,683
1,905	PDI, Inc.	42,520
3,835	Pegasus Systems, Inc. (b) (c)	54,457
4,642	Per-Se Technologies, Inc. (b)	49,901
8,853	Pittston Brink's Group	195,651
2,829	PrePaid Legal Services, Inc. (b) (c)	61,955
2,965	Probusiness Services, Inc. (b)	55,742
6,151	Profit Recovery Group International, Inc. (b) (c)	50,131
5,936	R. H. Donnelley Corp.	172,441
1,445	Renaissance Learning, Inc. (b) (c)	44,029
1,113	Resources Connection, Inc. (b)	29,305
2,335	Right Management Consultants, Inc. (b)	40,395
2,649	Rollins, Inc.	52,980
9,286	Ryder System, Inc.	205,685
10,027	S1 Corp. (b)	162,237
1,534	Schawk, Inc.	16,874
7,264	Sitel Corp. (b)	17,434
720	Skillsoft Corp. (b)	18,662
3,435	Sotheby's Holdings, Inc. (b)	57,055
8,145	Spherion Corp. (b)	79,495
505	Sri Surgical Express, Inc.	8,080
2,021	Standard Register	37,449
1,141	Strayer Education, Inc. (c)	55,590
1,146	Surebeam Corp. (b)	11,999
2,668	Surmodics, Inc. (b) (c)	97,275
5,755	Sylvan Learning Systems, Inc. (b)	127,013
1,338	TRC Cos., Inc. (b) (c)	66,900
6,050	Teletech Holdings, Inc. (b)	86,696
8,153	Tetra Technologies, Inc. (b)	$ 162,316
1,370	Unifirst Corp.	30,893
5,425	United Stationers, Inc. (b)	182,551
1,273	Volt Information Sciences, Inc. (b)	21,768
2,150	Wackenhut Corp. (b) (c)	53,320
1,416	Wackenhut Corrections Corp. (b)	19,626
6,838	Wallace Computer Series, Inc.	129,854
5,201	Waste Connections, Inc. (b) (c)	161,179
1,577	Watson Wyatt & Co. Holdings (b)	34,379
		7,688,702
	Chemicals—2.1%	
4,529	A. Schulman, Inc.	61,821
9,537	Airgas, Inc. (b)	144,199
4,417	Albemarle Corp.	106,008
3,602	Arch Chemicals, Inc.	83,566
3,276	Arqule, Inc. (b)	55,692
5,301	Calgon Carbon Corp. (b)	44,263
4,295	Cambrex Corp. (b)	187,262
2,199	Chemfirst, Inc.	52,710
19,341	Crompton Corp.	174,069
7,625	Cytec Industries, Inc. (b)	205,875
3,400	Eden Bioscience Corp. (b) (c)	17,238
5,331	Ferro Corp.	137,540
3,929	Georgia Gulf Corp.	72,686
5,562	H.B. Fuller Co.	160,019
18,506	IMC Global, Inc.	240,578
2,161	International Specialty Products, Inc. (b)	19,341
3,634	MacDermid, Inc.	61,596
10,950	Millennium Chemicals, Inc.	137,970
3,879	Minerals Technologies, Inc.	180,917
1,655	NL Industries, Inc.	25,272
1,983	Nanophase Technologies Corp. (b)	11,680
1,704	Octel Corp. (b)	30,672
6,379	Olin Corp.	102,957
5,316	Omnova Solutions, Inc.	36,149
13,048	PolyOne Corp.	127,870
1,318	Quaker Chemical	27,151
17,504	RPM, Inc.	253,108
2,301	Spartech Corp.	47,286
1,483	Stepan Co.	36,007
6,548	Terra Industries, Inc. (b)	22,918
3,274	The Scotts Co. (b)	155,842
2,721	WD-40 Co. (c)	72,515
		3,092,777
	Communication Services—2.4%	
5,640	ACTV, Inc. (b) (c)	10,547
3,693	ADVO, Inc. (b)	158,799
3,178	AMC Entertainment, Inc. (b)	38,136

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Communication Services—(Continued)	
7,398	AT & T Latin America Corp. (b)	$ 8,730
1,796	Ackerley Communications, Inc. (b) (c)	31,430
4,484	Adelphia Business Solutions (b)	2,602
1,982	Airgate PCS, Inc. (b) (c)	90,280
11,832	Alamosa Holdings, Inc. (b) (c)	141,156
1,293	Beasley Broadcast Group, Inc. (b)	16,822
5,295	Boca Resorts, Inc. (b)	69,364
1,344	Boron Lepore & Associates, Inc. (b)	18,534
2,569	Boston Communications Group (b) (c)	29,158
2,516	CTC Communications, Inc.	41,539
1,189	Centennial Communications Corp. (b) (c)	12,175
4,314	Centillium Communications, Inc. (b)	33,908
2,072	Commonwealth Telephone Enterprises, Inc. (b) (c)	94,276
2,095	Conestoga Enterprises, Inc.	66,935
4,012	Dobson Communications Corp. (b)	34,262
3,709	Gaylord Entertainment Co. (b)	91,241
6,656	General Communication, Inc. (b)	56,776
1,421	Golden Telecom, Inc. (b)	16,583
1,574	Gray Communications Systems, Inc. (c)	21,847
160	Grey Global Group, Inc.	106,680
2,156	Hickory Technologies Corp.	36,544
1,960	IDT Corp. (b)	38,240
3,199	IDT Corp. (Class B)	53,135
4,496	ITC Deltacom (b) (c)	3,912
789	ITXC Corp. (b)	5,673
3,320	Information Holdings, Inc. (b)	93,989
6,258	Interactive Data Corp.	88,488
7,721	John Wiley & Son	177,815
4,571	Journal Register Co. (b)	96,174
4,994	Key3Media Group, Inc. (b)	26,618
5,199	Leap Wireless International, Inc. (b) (c)	109,023
8,035	Lee Enterprises, Inc.	292,233
3,276	Lexent, Inc. (b)	20,475
3,648	Liberty Digital, Inc. (b)	12,622
1,896	LodgeNet Entertainment Corp. (b)	32,403
1,470	Martha Stewart Living, Inc. (b) (c)	24,182
2,493	Media General, Inc.	124,226
3,270	NTELOS, Inc. (b) (c)	50,652
1,696	Net2Phone, Inc. (b)	11,448
611	Netratings, Inc. (b) (c)	9,580
2,330	North Pittsburgh Systems, Inc.	43,105
7,355	Pegasus Communications Corp. (b) (b) (c)	76,566
4,231	Penton Media, Inc.	26,486
3,098	Plato Learning, Inc. (b)	51,458
2,204	Playboy Enterprises, Inc. (Class B) (b) (c)	37,226
8,298	Price Communications Corp. (b)	158,409
2,112	Private Media Group, Inc. (b) (c)	20,698
1,575	Pulitzer, Inc.	80,325
4,995	RCN Corp. (b) (c)	14,635
1,875	Rural Celluar Corp. (b)	41,719
5,319	Scholastic Corp. (b)	$ 267,705
1,937	TTM Technologies (b)	19,602
19,724	Terremark Worldwide, Inc. (b)	11,243
5,184	US Unwired, Inc. (b)	52,773
10,072	UbiquiTel, Inc. (b)	75,036
12,796	UnitedGlobalCom, Inc. (b) (c)	63,980
2,413	Ventiv Health, Inc. (b)	8,832
8,503	Western Multiplex Corp. (b)	45,916
1,393	iBasis, Inc. (b) (c)	1,825
		3,596,751
	Communications—1.3%	
1,798	Atwood Oceanics, Inc. (b)	62,660
872	Butler Manufacturing Co.	24,154
5,547	Cal Dive International, Inc. (b)	136,900
1,821	Carbo Ceramics, Inc. (b)	71,310
7,267	Dycom Industries, Inc. (b)	121,432
1,948	Emcor Group, Inc. (b)	88,439
5,910	Granite Construction, Inc.	142,313
1,210	Gulf Islands Fabrication, Inc. (b)	15,137
1,418	Gulfmark Offshore, Inc. (b)	40,144
2,746	Horizon Offshore, Inc. (b)	20,705
2,192	Hydril Co. (b)	38,645
7,753	Input/Output, Inc. (b)	63,652
5,128	Intergrated Electrical Services (b)	26,255
4,258	Lone Star Technologies, Inc. (b)	74,941
1,603	Lufkin Industries, Inc.	42,960
1,590	Natco Group, Inc (b)	11,130
10,837	Newpark Resources, Inc. (b) (c)	85,612
4,002	Oceaneering International, Inc. (b)	88,524
3,323	Offshore Logistics, Inc. (b)	59,017
1,708	Oil States International, Inc. (b)	15,543
1,145	Osca, Inc. (b)	23,873
14,731	Parker Drilling Co. (b)	54,357
1,913	Perini Corp. (b)	13,391
2,065	RPC, Inc.	36,447
6,622	SBA Communcations Corp. (b) (c)	86,219
3,460	Seacor Smit, Inc. (b)	160,544
3,002	Seitel, Inc. (b) (c)	40,827
6,958	Superior Energy Services, Inc. (b)	60,187
2,033	Tetra Technologies, Inc. (b)	42,591
2,828	URS Corp. (b)	77,516
3,130	WH Energy Services, Inc.	59,627
		1,885,052
	Computers & Business Equipment—6.5%	
1,372	3D Systems Corp. (b)	19,551
1,493	ADE Corp. (b)	14,930
4,651	ATMI, Inc. (b) (c)	110,926
3,082	AXT, Inc. (b)	44,473

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Computers & Business Equipment—(Continued)	
4,085	Actel Corp. (b)	$ 81,332
16,855	Adaptec, Inc. (b)	244,397
3,616	Adtran, Inc. (b)	92,280
11,197	Advanced Digital Information Corp. (b)	179,600
4,334	Allen Telecom, Inc. (b)	36,839
4,108	Alliance Semiconductor Corp. (b)	49,625
7,426	Alpha Industries, Inc. (b) (c)	161,887
14,820	Andrew Corp.	324,410
5,095	Anixter International, Inc. (b)	147,806
2,020	Applied Innovation, Inc.	12,524
8,826	Aspect Communications, Inc. (b)	34,245
2,536	Astropower, Inc. (b) (c)	102,530
2,449	Audiovox Corp. (b)	18,270
7,725	Auspex Systems, Inc. (b)	13,905
4,983	Avanex Corp.	29,400
8,403	Avici Systems, Inc. (c)	24,453
4,213	Avid Technology, Inc. (b)	51,188
2,529	Aware, Inc. (b)	20,991
3,607	Brooks Automation, Inc. (b) (c)	146,697
5,567	C-COR.net Corp. (b)	81,111
7,775	Cable Design Technologies Corp. (b)	106,362
3,713	Cacheflow, Inc. (b)	9,951
808	Catapult Communications Corp. (b)	21,056
1,850	Celeritek, Inc. (b)	24,771
5,544	Chippac, Inc. (c)	41,136
8,785	Commscope, Inc. (b)	186,857
4,516	Computer Network Technology Corp. (b)	80,340
11,067	Concurrent Computer Corp. (b) (c)	164,345
9,047	Copper Mountain Networks, Inc.	15,289
14,917	Cosine Communications, Inc. (b)	23,121
9,790	Credence Systems Corp. (b)	181,800
1,454	Crossroads Systems, Inc. (b)	6,528
5,321	Cymer, Inc. (b)	142,230
12,611	DMC Stratex Networks, Inc. (b) (c)	98,114
4,118	DSP Group, Inc. (b)	95,785
2,163	Digital Lightwave, Inc. (c)	20,289
4,052	Ditech Communications Corp.	24,393
1,522	Dupont Photomasks, Inc. (b)	66,131
4,214	ESS Technology, Inc. (b) (c)	89,590
4,033	Elantec Semiconductor, Inc. (b) (c)	154,867
3,263	Electroglas, Inc. (b)	48,195
3,873	Emcore Corp. (b)	52,092
3,310	FEI Co. (b)	104,298
3,983	FSI International, Inc. (b)	36,723
1,994	FalConstor Software, Inc. (c)	18,066
17,884	Globespan Virata, Inc. (c)	231,598
3,325	Handspring, Inc. (b) (c)	22,410
9,388	Harmonic, Inc. (b)	112,844
3,998	Helix Technology Corp.	90,155
3,862	Hutchinson Technology, Inc. (b) (c)	89,676
24,180	IKON Office Solutions, Inc.	282,664

Shares		Value (Note 1A)
	Computers & Business Equipment—(Continued)	
6,960	Infocus Corp. (b)	$ 153,259
4,700	Integrated Circuit Systems, Inc. (b)	106,173
4,011	Integrated Silicon Solution (b)	49,095
7,082	Intelidata Technologies Corp. (b) (c)	20,042
8,390	Interdigital Commerce Corp. (b) (c)	81,383
8,489	Intergraph Corp. (b)	116,639
3,012	Intermediate Telephone, Inc.	57,891
8,391	Iomega Corp.	70,065
3,875	JNI Corp. (b)	32,201
8,527	Kulicke & Soffa Industries, Inc. (b) (c)	146,238
8,184	LTX Corp. (b)	171,373
2,668	Lantronix, Inc. (b)	16,862
13,035	MRV Communications, Inc. (b) (c)	55,268
3,939	Mastec, Inc. (b)	27,376
5,933	Metawave Communications Corp. (b)	18,511
3,714	Metro One Telecommunications, Inc. (b)	112,348
5,401	Microsemi Corp. (b)	160,410
7,374	NETIQ Corp. (b)	260,007
5,493	Netro Corp. (b)	20,159
8,953	New Focus, Inc. (b)	34,111
3,547	Next Level Communications, Inc. (b) (c)	11,882
6,941	Oak Technology, Inc. (b)	95,439
5,664	On Semiconductor Corp. (b) (c)	11,724
19,760	Oplink Communications, Inc. (b)	37,248
4,436	PRI Automation, Inc. (b) (c)	90,716
2,273	Peco II, Inc. (b)	13,547
1,696	Performance Technologies, Inc. (b)	22,591
3,323	Pericom Semiconductor Corp. (b)	48,183
10,368	Perot Systems Corp. (b)	211,715
4,516	Photronics, Inc. (b) (c)	141,577
6,004	Plantronics, Inc. (b)	153,943
10,167	Powerwave Technologies, Inc. (b)	175,686
4,188	Proxim, Inc. (b) (c)	41,545
2,939	RadiSys Corp. (b)	57,781
20,355	Read-Rite Corp. (b)	134,547
2,026	SCM Microsystems, Inc. (b)	29,661
1,931	Sage, Inc. (b)	71,582
976	Scansource, Inc. (b) (c)	46,458
2,357	Semitool, Inc. (b)	27,058
29,712	Silicon Graphics, Inc. (b)	62,395
5,152	Silicon Image, Inc. (b)	19,372
1,480	Silicon Laboratories (b)	49,891
13,062	Silicon Storage Technology, Inc. (b)	125,918
1,760	Siliconix, Inc. (b)	48,259
12,504	SonicBlue, Inc. (b)	50,516
6,796	SonicWall, Inc. (b) (c)	132,114
1,712	Sorrento Networks Corp. (b) (c)	6,146
1,823	Spectralink Corp. (b)	31,228
11,377	Spectrasite Holdings, Inc. (b) (c)	40,843
1,963	Spectrian Corp. (b) (c)	21,652
2,213	Standard Microsystems Corp. (b)	34,346

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Computers & Business Equipment—(Continued)	
10,960	Stratos Lightwave, Inc. (b)	$ 67,404
3,600	Symmetricom, Inc. (b)	27,396
10,346	Terayon Communication Systems (b) (c)	85,572
14,503	Transwitch Corp. (b)	65,263
1,722	Trikon Technologies, Inc. (b)	20,233
2,651	Tripath Technology, Inc. (b) (c)	4,533
5,026	Turnstone Systems, Inc. (b)	19,953
1,577	Ulticom, Inc. (b) (c)	15,865
3,419	Ultratech Stepper, Inc. (b)	56,482
2,166	Universal Display Corp. (b) (c)	19,711
6,234	Varian Semiconductor Equipment, Inc. (b)	215,634
2,528	Viasat, Inc. (b)	39,437
1,467	Virage Logic Corp. (c)	28,210
3,676	Watchguard Technologies, Inc. (b)	23,931
7,630	Wave Systems Corp. (b) (c)	17,091
34,030	Western Digital Corp. (b)	213,368
3,828	Wireless Facilities, Inc. (b)	25,762
3,677	Xicor, Inc. (b)	40,815
5,843	Xybernaut Corp. (b) (c)	13,906
4,967	Zebra Technologies Corp. (b)	275,718
		9,716,304
	Conglomerates—0.1%	
2,547	Lydall, Inc. (b)	25,470
4,424	Rigel Pharmaceuticals, Inc. (b)	20,572
2,821	Roxio, Inc. (b)	46,687
1,699	Standex International Corp.	36,953
2,705	Tredegar Industries, Inc.	51,395
2,236	Valmont Industries, Inc.	32,333
		213,410
	Construction Materials—0.4%	
1,841	Amcol International Corp.	13,255
5,736	Carlisle Cos., Inc.	212,117
1,686	Centex Construction Products, Inc.	54,036
3,699	Florida Rock Industries, Inc.	135,310
4,249	Texas Industries, Inc. (b)	156,788
4,980	Walter Industries, Inc.	56,324
		627,830
	Containers & Glass—0.5%	
4,324	Caraustar Industries, Inc.	29,965
2,962	Chesapeake Corp.	82,373
20,365	Crown Cork & Seal, Inc.	51,727
4,896	Earthshell Corp. (b) (c)	9,792
5,375	Fibercore, Inc. (b)	12,900
2,567	Greif Brothers Corp.	84,583
2,392	Ivex Packaging Corp. (b)	45,448
470	Liqui Box Corp.	19,388
9,151	Longview Fibre Co.	108,073

Shares		Value (Note 1A)
	Containers & Glass—(Continued)	
2,792	Myers Indiana, Inc.	$ 38,111
24,807	Owens-Illinois, Inc. (b)	247,822
1,659	Silgan Holdings, Inc. (b)	43,399
		773,581
	Cosmetics & Toiletries—0.2%	
1,604	Elizabeth Arden, Inc. (b)	24,493
7,298	NBTY, Inc. (b)	85,386
1,978	Natures Sunshine Products, Inc.	23,222
6,913	Nu Skin Enterprises, Inc.	60,489
10,532	Perrigo Co. (b)	124,488
		318,078
	Domestic Oil—1.9%	
2,327	3Tec Energy Corp. (b)	32,578
2,812	Berry Petroleum Co. (b)	44,148
4,782	Cabot Oil & Gas Corp. (b)	115,007
2,177	Callon Petroleum Co. (b)	14,912
23,920	Chesapeake Energy Corp. (b)	158,111
1,215	Chiles Offshore, Inc. (b)	24,166
3,459	Comstock Resources, Inc. (b)	24,213
4,418	EEX Corp. (b) (c)	8,129
1,301	Encore Aquisition Co.	17,316
3,745	Energy Partners, Ltd. (b)	28,275
3,306	Evergreen Resources (b) (c)	127,645
4,135	Frontier Oil Corp.	68,806
24,381	Grey Wolf, Inc. (b)	72,412
1,408	Holly Corp.	27,104
1,909	Houston Exploration Co. (b)	64,104
4,299	KCS Energy, Inc. (b) (c)	13,413
2,726	Key Production, Inc. (b)	46,342
4,933	Magnum Hunter Resources, Inc. (b)	40,944
2,462	McMoran Exploration Co. (b)	14,255
5,860	Meridian Resource Corp. (b)	23,381
2,191	Nuevo Energy Co. (b)	32,865
2,470	PYR Energy Corp. (b) (c)	4,891
2,984	Patina Oil & Gas Corp.	82,060
13,546	Pennzoil-Quaker State Co.	195,740
3,820	Petroquest Energy, Inc. (ADR) (b)	20,322
4,364	Plains Resources, Inc. (b)	107,398
1,977	Prima Energy Corp. Co. (b)	43,000
956	Prize Energy Corp.	22,103
2,294	Pure Resources, Inc. (b)	46,109
1,378	Quicksilver Resources, Inc. (b)	26,251
8,147	Range Resources Corp. (b)	37,069
2,716	Remington Oil Gas Corp. (b)	46,987
2,628	Resource America, Inc.	24,546
3,747	Spinnaker Exploration Co. (b)	154,227
5,102	St. Mary Land & Exploration Co.	108,111
4,316	Stone Energy Corp. (b)	170,482

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Domestic Oil—(Continued)	
4,005	Swift Energy Co. (b)	$ 80,901
3,243	Syntroleum Corp. (b)	23,025
6,454	Tesoro Petroleum Corp. (b)	84,612
5,675	Tom Brown, Inc. (b)	153,282
3,783	Trico Marine Services, Inc. (b)	28,562
6,148	Unit Corp. (b)	79,309
1,757	Universal Compression Holdings (b)	51,814
8,414	Vintage Petroleum, Inc.	121,582
4,476	Westport Resources Corp.	77,659
		2,788,168
	Drugs & Health Care—10.3%	
3,416	ATS Medical, Inc. (b)	18,105
1,676	AaiPharma, Inc. (b)	42,168
2,306	Abiomed, Inc. (b) (c)	36,481
4,910	Accredo Health, Inc. (b)	194,927
4,780	Adolor Corp. (b)	85,801
1,145	Advanced Neuromodulation Systems (b)	40,361
2,950	Aksys, Ltd. (b) (c)	13,718
3,026	Alexion Pharmaceuticals, Inc. (b) (c)	73,955
5,648	Alpharma, Inc. (c)	149,390
2,371	American Healthways, Inc. (b) (c)	75,730
5,746	American Medical Systems Holdings (b)	118,885
3,873	Ameripath, Inc. (b)	124,943
3,960	Amsurg Corp.	107,633
8,814	Amylin Pharmaceuticals, Inc. (b) (c)	80,560
2,320	Antigenics, Inc. (b) (c)	38,048
2,191	Aphton Corp. (b) (c)	31,989
2,768	Applied Molecular Evolution, Inc.	34,074
7,559	Apria Healthcare Group, Inc. (b)	188,899
2,552	Arena Pharmaceuticals, Inc. (b) (c)	30,701
3,776	Ariad Pharmaceuticals, Inc. (b)	20,126
2,509	Array Biopharma, Inc. (b)	37,284
2,133	Arrow International, Inc.	85,192
3,668	Arthrocare Corp. (b) (c)	65,767
2,127	Aspect Medical Systems, Inc.	21,270
3,315	Atrix Laboratories, Inc. (b)	68,322
9,841	Avanir Pharmaceuticals (b) (c)	41,923
2,411	Avi Biopharma, Inc. (b)	26,328
16,107	Beverly Enterprises, Inc. (b)	138,520
9,792	Bio Technology General Corp. (b)	80,588
1,574	Bio-Rad Laboratories, Inc. (b)	99,634
2,762	Biomarin Pharmaceutical, Inc. (b)	37,121
2,704	Biopure Corp. (b)	38,424
2,898	Biosite Diagnostics, Inc. (b)	53,236
2,389	Britesmile, Inc. (b) (c)	11,945
7,815	Bruker Daltonics, Inc. (c)	127,775
3,576	CV Therapeutics, Inc. (b) (c)	186,024
4,700	Cardiodynamics International Corp. (b)	31,067
6,503	Cell Therapeutics, Inc. (b) (c)	156,982

Shares		Value (Note 1A)
	Drugs & Health Care—(Continued)	
2,122	Cerus Corp. (b) (c)	$ 97,081
7,614	Charles River Laboratories International, Inc.	254,917
2,763	Cima Laboratories, Inc. (b)	99,882
2,832	Ciphergen Biosystems, Inc. (b)	22,656
992	Closure Medical Corp. (b) (c)	23,173
5,368	Coherent, Inc. (b)	165,979
3,747	Columbia Laboratories, Inc. (b)	12,927
1,229	Conceptus, Inc. (b)	29,004
4,228	Conmed Corp. (b)	84,391
4,620	Connetics Corp. (b)	54,978
2,913	Cooper Cos., Inc.	145,592
7,213	Corixa Corp. (c)	108,700
4,681	Corvas International, Inc. (b)	30,661
1,308	Corvel Corp. (b)	42,837
9,937	Covance, Inc. (b)	225,570
11,890	Coventry Health Care, Inc. (b)	237,205
3,237	Cryolife, Inc. (b)	97,110
5,237	Cubist Pharmaceuticals, Inc. (b) (c)	188,323
5,390	Curis, Inc. (b)	30,238
3,627	Cyberonics, Inc. (b)	96,224
3,735	Cygnus, Inc. (b)	19,609
12,014	Cytogen Corp. (b)	36,162
2,411	DVI, Inc. (b)	41,469
2,215	Datascope Corp.	75,133
5,211	Decode Genetics, Inc. (b)	51,068
2,610	Dendreon Corp. (b)	26,283
3,909	Diagnostic Products Corp.	171,801
1,810	Dianon Systems, Inc. (b) (c)	110,048
1,962	Duane Reade, Inc. (b)	59,547
3,240	Durect Corp., Inc. (b)	37,552
2,138	Dusa Pharmaceuticals, Inc. (ADR) (b) (c)	17,211
3,287	Dyax Corp. (b)	36,058
924	Dynacq International, Inc. (c)	20,577
7,406	Eclipsys Corp. (b)	124,050
3,140	Endo Pharmaceuticals Holdings (b)	36,644
1,926	Endocare, Inc. (b)	34,533
2,696	Entremed, Inc. (b) (c)	22,781
3,515	Enzo Biochem, Inc. (b) (c)	82,602
3,463	Esperion Therapeutics (b)	25,453
5,795	Exelixis, Inc. (b) (c)	96,313
1,377	First Horizon Pharmaceutical (b)	40,470
3,097	Genaissance Pharmaceuticals (b) (c)	14,401
1,690	Genencor International, Inc. (b)	26,972
3,263	Genta, Inc. (b) (c)	46,432
2,846	Gentiva Health Services, Inc. (b)	62,470
2,563	Genzyme-Molecular Oncology (b)	20,504
3,988	Guilford Pharmaceuticals, Inc. (b)	47,856
3,775	Haemonetics Corp. (b)	128,048
1,771	Harvard Bioscience, Inc.	17,604
3,066	Hemispherx Biopharma, Inc. (b)	13,797

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Drugs & Health Care—(Continued)	
8,453	Hooper Holmes, Inc.	$ 75,654
1,419	ICU Medical, Inc. (b)	63,146
2,274	IGEN International, Inc. (b) (c)	91,187
6,107	ISIS Pharmaceuticals, Inc. (b)	135,514
5,352	Ilex Oncology, Inc. (b)	144,718
3,155	Illumina, Inc. (b)	37,103
4,147	Immune Response Corp. (b)	5,557
6,815	Immunogen, Inc. (b)	112,993
3,233	Impath, Inc. (b) (c)	143,901
2,772	Impax Laboratories, Inc. (b) (c)	37,256
2,601	Inamed Corp. (b)	78,212
11,245	Incyte Genomics, Inc. (b)	218,603
5,832	Inkine Pharmaceutical, Inc. (b)	9,098
5,612	Insmed, Inc. (b)	21,438
2,772	Inspire Phamaceutical, Inc. (b)	39,057
2,153	Integra LifeSciences Holdings Corp. (b)	56,710
5,148	Intermune, Inc. (b) (c)	253,590
6,111	Interneuron Pharmaceuticals, Inc. (b)	67,771
5,214	Intuitive Surgical, Inc. (b) (c)	52,296
3,793	Invacare Corp.	127,862
1,412	KOS Pharmaceuticals, Inc. (b) (c)	48,855
1,654	Kendle International, Inc. (b)	33,345
2,130	Keryx Biopharmaceuticals, Inc (b)	15,549
4,338	Kingdom V Pharmaceutical Co. (Class B) (b)	140,811
2,340	Kosan Biosciences, Inc. (b)	18,697
1,880	Landauer, Inc.	63,638
7,004	Lifepoint Hospitals, Inc. (b)	238,416
6,809	Ligand Pharmaceuticals, Inc. (Class B) (b)	121,881
5,433	Louisiana Jolla Pharmaceutical Co.	48,571
3,823	MGI Pharma, Inc. (b) (c)	58,415
3,624	MacroChem Corp. (b) (c)	11,053
3,956	Magellan Health Services, Inc. (b)	25,121
4,056	Matrix Pharmaceuticals (b)	6,368
3,604	Maxim Pharmaceuticals, Inc. (b)	24,868
2,589	Maximus, Inc. (b)	108,893
1,248	Medical Design Corp.	24,586
3,357	Medicines Co. (b) (c)	38,908
4,538	Mentor Corp.	129,605
1,864	Microvision, Inc. (b) (c)	26,543
8,148	Mid-Atlantic Medical Services, Inc. (b)	184,960
2,546	Molecular Devices Corp. (b) (c)	53,135
5,180	NPS Pharmaceuticals, Inc. (b) (c)	198,394
5,539	Nabi, Inc. (b)	57,162
84	Nanogen, Inc. (b) (c)	485
4,020	Napro Biotherapeutics, Inc. (b) (c)	45,828
1,392	National Healthcare Corp. (b)	21,395
1,930	Neopharm, Inc. (b) (c)	48,347
2,508	Neose Technologies, Inc. (b) (c)	91,843
4,552	Neurocrine Biosciences, Inc. (b)	233,563
2,169	Neurogen Corp. (b)	37,914
	Drugs & Health Care—(Continued)	
1,546	North American Scientific, Inc.	$ 20,716
1,810	Northfield Laboratories, Inc. (b) (c)	15,532
2,420	Novavax, Inc. (b)	34,122
3,810	Noven Pharmaceuticals, Inc. (b)	67,627
2,470	Novoste Corp. (b) (c)	21,588
3,074	Ocular Sciences, Inc. (b)	71,624
3,151	Onyx Pharmaceuticals, Inc. (b) (c)	16,133
984	Option Care, Inc. (b)	19,237
4,378	Orasure Technologies, Inc. (b) (c)	53,193
5,979	Owens & Minor, Inc. (c)	110,611
12,940	PSS World Medical, Inc. (b)	105,590
4,742	PacifiCare Health Systems, Inc. (b) (c)	75,872
2,724	Pain Therapeutics, Inc. (b)	24,952
2,971	Paradigm Genetics, Inc. (b)	16,935
4,636	Parexel International Corp. (b)	66,527
3,820	Pediatrix Medical Group, Inc. (b)	129,574
1,912	Penwest Pharmaceuticals Co. (b)	38,336
13,185	Peregrine Pharmaceuticals, Inc. (b)	45,225
3,419	Pharmaceutical Resources, Inc. (b)	115,562
2,995	Pharmacyclics, Inc. (b)	29,770
9,294	Pharmos Corp. (b) (c)	21,841
2,009	Polymedica Corp. (b) (c)	33,349
2,864	Possis Medical, Inc. (b) (c)	49,891
3,326	Pozen, Inc. (b)	17,462
8,685	Praecis Pharmaceuticals, Inc. (b)	50,547
1,362	Progenics Pharmaceuticals, Inc. (b)	25,156
5,873	Province Healthcare Co. (c)	181,241
2,356	Regeneration Technologies, Inc. (b)	24,008
3,044	RehabCare Group, Inc. (b) (c)	90,102
8,817	Renal Care Group, Inc. (b)	283,026
5,804	Respironics, Inc. (b)	201,051
1,491	Ribozyme Pharmaceuticals, Inc. (b) (c)	6,814
1,675	Sangamo Biosciences, Inc. (b)	15,645
2,667	Sangstat Medical Corp. (b) (c)	52,380
5,007	Sciclone Pharmaceuticals, Inc. (b)	15,021
8,260	Scios, Inc. (b) (c)	196,340
1,587	Select Medical Corp. (b)	25,519
4,079	Sierra Health Services, Inc. (b)	33,040
3,841	Sola International, Inc. (b)	74,515
1,491	Sonosite, Inc. (b) (c)	38,304
1,508	Specialty Laboratories, Inc. (b)	41,455
2,518	Stericycle, Inc. (b)	153,296
11,405	Steris Corp. (b)	208,369
17,515	Stewart Enterprises, Inc. (b)	104,915
3,565	Sunrise Assisted Living, Inc. (b) (c)	103,777
2,831	Supergen, Inc. (b)	40,540
6,016	Sybron Dental Specialties (b)	129,825
3,544	Syncor International Corp. (b) (c)	101,500
4,026	Tanox, Inc. (b)	74,491
7,663	Techne Corp. (b)	282,382

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Drugs & Health Care—(Continued)	
2,975	Telik, Inc. (b)	$ 40,163
4,074	Theragenics Corp. (b)	40,170
6,021	Thoratec Laboratories Corp. (b)	102,357
2,007	Transgenomic, Inc. (b) (c)	22,077
2,710	Triangle Pharmaceuticals, Inc. (b) (c)	10,867
3,424	Trimeris, Inc. (b)	153,977
3,261	Tularik, Inc. (b)	78,329
1,022	U.S. Physical Therapy, Inc.	16,516
16,146	US Oncology, Inc. (b)	121,741
2,229	United Therapeutics Corp. (b)	23,204
1,842	Urologix, Inc. (b) (c)	36,932
8,658	VISX, Inc. (b)	114,718
7,860	Vasomedical, Inc. (b)	29,082
1,283	Vaxgen, Inc. (b) (c)	14,883
2,904	Ventana Medical Systems, Inc. (b) (c)	65,688
3,074	Vical, Inc. (b)	37,626
6,001	Vidamed, Inc (b)	46,928
4,476	Vion Pharmaceuticls, Inc. (b)	19,739
3,635	Viropharma, Inc. (b) (c)	83,423
1,436	Vital Signs, Inc.	50,116
1,600	West Pharmaceutical Services, Inc.	42,560
1,913	Wilson Greatbatch Technologies, Inc. (b)	69,059
1,837	Zoll Medical Corp. (b) (c)	71,533
2,525	i-STAT Corp. (b) (c)	19,922
		15,399,745
	Electric Utilities—1.5%	
4,753	Beacon Power Corp. (b)	6,179
3,381	CH Energy Group, Inc.	146,972
1,974	Central Vermont Public Service	32,966
6,986	Cleco Corp.	153,482
9,557	DQE, Inc. (c)	180,914
8,977	El Paso Electric Co. (b)	130,167
2,726	Empire District Electric Co.	57,246
6,130	Hawaiian Electric Industries, Inc.	246,916
15,289	Key Energy Services, Inc. (b)	140,659
3,248	Madison Gas & Electric Co.	85,910
17,746	Montana Power Co. (b)	102,040
7,607	Newpower Holdings, Inc. (b) (c)	5,629
4,900	Otter Tail Power Co.	142,786
7,333	Public Service Co.	204,957
5,903	RGS Energy Group, Inc. (b)	221,953
2,575	UIL Holdings Corp. (c)	132,097
5,359	Unisource Energy Corp.	97,480
5,029	WPS Resources Corp.	183,810
		2,272,163
	Electrical Equipment—2.0%	
1,689	A.O. Smith Corp.	32,935
7,037	Acuity Brands, Inc.	85,148
	Electrical Equipment—(Continued)	
3,480	Anaren Microwave, Inc. (b)	$ 60,274
5,155	Artesyn Technologies, Inc. (b)	47,993
5,439	Asyst Technologies, Inc. (b) (c)	69,402
1,834	BEI Technologies, Inc.	31,985
4,692	BMC Industries, Inc.	9,665
4,410	Baldor Electric Co. (b)	92,169
1,334	Bel Fuse, Inc. (Class B) (b)	33,417
4,407	Belden, Inc. (b)	103,785
3,775	Benchmark Electronics, Inc. (b)	71,574
3,819	Brady Corp. (b)	139,775
4,603	C&D Technologies, Inc.	105,179
5,072	CTS Corp.	80,645
18,174	Comdisco, Inc.	9,450
4,624	Electro Scientific Industries, Inc. (b) (c)	138,766
2,240	Encore Wire Corp. (b)	27,104
1,419	Excel Technology, Inc. (b)	24,691
2,206	Flir Systems, Inc. (b)	83,651
884	Franklin Electric, Inc.	72,488
5,588	Generale Cable Corp.	73,203
2,320	Genlyte Group, Inc. (b)	69,043
4,210	H Power Corp. (b) (c)	13,135
1,208	Lecroy Corp. (b)	21,986
3,843	Littelfuse, Inc.	100,840
3,504	MKS Instruments, Inc. (b)	94,713
2,863	Magnetek, Inc. (b)	25,796
7,037	National Service Industries, Inc.	14,215
5,655	Paxar Corp. (b)	80,301
1,917	Penn Engineering & Manufacturing Corp.	32,110
7,744	Plexus Corp. (b)	205,681
4,284	Power Integrations, Inc. (b)	97,847
5,662	Proton Energy Systems, Inc. (b)	46,711
3,044	Rayovac Corp. (b)	53,574
2,755	SLI, Inc.	7,191
5,894	Technitrol, Inc. (b)	162,792
3,105	Tecumseh Products Co.	157,206
9,944	Thomas & Betts Corp.	210,316
3,314	Three Five Systems, Inc. (b)	52,726
3,244	Triumph Group, Inc. (b)	105,430
3,966	Vicor Corp. (b)	64,249
3,355	Wesco International, Inc. (b)	16,607
1,779	Woodhead Industries	28,250
806	Zixit Corp. (b) (c)	4,078
		3,058,096
	Electronics—2.9%	
1,732	ACT Manufacturing, Inc. (b) (c)	606
5,342	Active Power, Inc. (b)	36,326
5,458	Anadigics, Inc. (b) (c)	83,234
1,346	Analogic Corp.	51,834
2,362	Artisan Components, Inc.	37,320

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Electronics—(continued)	
3,629	Caliper Technologies Corp. (b) (c)	$ 56,649
4,473	Checkpoint Systems, Inc. (b) (c)	59,938
3,853	Cohu, Inc.	76,097
10,854	Computerized Thermal Imaging, Inc. (c)	16,824
1,573	Convera Corp. (b)	5,270
1,333	Cubic Corp. (b)	68,463
7,082	DDI Corp. (b)	69,687
2,335	Daktronics, Inc. (b)	19,731
6,874	Exar Corp. (b)	143,323
9,903	Fisher Scientific International, Inc. (b)	289,168
5,998	Fuelcell Energy, Inc. (b)	108,804
5,994	Harman International Industries, Inc.	270,329
1,174	Hawaiian Electric Industries, Inc.	16,988
1,557	II-VI, Inc. (b)	26,827
1,969	IXYS Corp. (b)	15,929
4,222	Identix, Inc. (b) (c)	61,599
3,565	Interlogix, Inc. (b)	137,859
2,998	Intermagnetics General Corp. (b)	77,648
2,392	Itron, Inc. (b) (c)	72,478
7,164	Ixia (b)	92,057
1,331	Keithley Instruments, Inc.	22,494
11,103	Kopin Corp. (b)	155,442
2,376	Lightpath Technologies, Inc. (b) (c)	8,435
5,166	MEMC Electronic Materials, Inc. (b)	18,339
3,518	MTS Systems Corp.	35,567
2,626	Manufacturers Services, Ltd. (b)	16,413
5,529	Mattson Technology, Inc. (b)	48,710
1,711	Maxwell Technologies, Inc. (b)	16,768
1,180	Measurement Specialties, Inc. (b) (c)	11,104
1,618	Mechanical Technology, Inc. (b)	4,433
1,425	Medis Technologies, Ltd. (b) (c)	10,474
2,195	Merix Corp. (b)	37,864
5,352	Methode Electronics, Inc.	42,816
3,888	Microtune, Inc. (b) (c)	91,212
2,722	Millennium Cell, Inc. (b) (c)	14,209
6,024	Mips Technologies, Inc. (b) (c)	52,047
1,339	Nanometrics, Inc. (b)	25,977
5,830	Newport Corp.	112,402
2,500	Nu Horizons Electronics Corp. (b)	25,700
2,527	PLX Technology, Inc. (b)	31,865
2,833	Park Electrochemical Corp.	74,791
2,840	Pemstar, Inc. (b)	34,080
2,503	Photon Dynamics, Inc. (b)	114,262
4,909	Pioneer Standard Electronics, Inc. (c)	62,344
3,712	Pixelworks, Inc. (b)	59,615
1,766	Planar Systems, Inc. (b)	37,263
1,781	Powell Industries, Inc. (b) (c)	33,429
14,070	Rambus, Inc. (b) (c)	112,419
1,549	Research Frontiers, Inc. (b) (c)	25,961
1,632	Rudolph Technologies, Inc. (b)	56,010

Shares		Value (Note 1A)
	Electronics—(continued)	
2,820	SBS Technologies, Inc. (b)	$ 41,087
3,495	Sipex Corp. (b) (c)	44,911
706	Sirenza Microdevices, Inc.	4,300
4,599	Somera Communications, Inc. (b) (c)	34,722
999	Spectra Physics Lasers, Inc. (b)	17,502
3,118	Sunrise Telecom, Inc. (b)	12,503
1,435	Supertex, Inc. (b)	25,127
4,359	Symyx Technologies, Inc. (b)	92,585
4,913	Teledyne Technologies, Inc. (b)	80,033
2,725	Therma Wave, Inc. (b)	40,657
2,432	Tollgrade Communications, Inc. (b)	81,107
3,765	Trimble Navigation, Ltd. (b) (c)	61,031
3,922	Tripath Imaging, Inc. (b)	29,533
2,225	Uniroyal Technologies Corp. (b)	7,120
6,277	Varian, Inc. (b)	203,626
4,860	Veeco Industries, Inc. (b) (c)	175,203
7,136	Viasystems Group, Inc. (b)	4,496
2,632	X Rite, Inc.	22,398
2,339	Zygo Corp. (b)	37,190
		4,302,564
	Financial Services—1.5%	
3,022	Acacia Research Corp. (b) (c)	33,454
1,148	Actrade Financial Technologies, Ltd. (b) (c)	33,809
3,442	Advanta Corp.	34,213
4,052	Affiliated Managers Group, Inc. (b) (c)	285,585
5,443	American Capital Strategies, Ltd.	154,309
1,612	BKF Capital Group, Inc. (b)	46,264
4,713	Bank United Corp.	471
3,838	Cash America International, Inc.	32,623
5,233	Charter Municipal Mortgage Acceptance Co.	85,036
2,353	Credit Acceptance Corp. (b)	20,942
2,688	Espeed, Inc. (b) (c)	22,257
1,915	Federal Agricultural Mortage Corp. (b)	77,558
2,552	Financial Federal Corp. (b) (c)	79,750
3,724	Friedman Billings (b)	19,328
1,299	Gabelli Asset Management, Inc. (b)	56,117
11,051	Indymac Bancorp, Inc. (b)	258,372
2,900	Insignia Financial Group, Inc. (b)	31,320
4,494	Jeffries Group, Inc.	190,141
1,812	Medallion Financial Corp.	14,315
2,564	PFF Bancorp, Inc. (b)	70,766
7,403	Raymond James Financial, Inc.	262,955
2,714	SWS Group, Inc.	69,071
6,109	Soundview Technology Group, Inc.	14,234
2,154	Sterling Bancorp	62,897
842	Student Loan Corp.	67,865
2,429	The Intercept Group, Inc.	99,346
1,674	Triad Guaranty, Inc. (b)	60,716
1,405	WFS Financial, Inc. (b)	33,734

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Financial Services—(continued)	
1,447	WSFS Financial Corp.	$ 25,105
2,031	World Acceptance Corp. (b)	14,826
		2,257,379
	Food & Beverages—2.4%	
1,269	Alico, Inc.	39,783
3,034	American Italian Pasta Co. (b)	127,519
2,967	Aurora Foods, Inc. (b)	14,983
1,727	Boston Beer, Inc.	29,618
5,544	Cadiz, Inc. (b)	44,463
6,642	Corn Products International, Inc.	234,131
7,330	Dean Foods Co. (c)	499,872
4,261	Del Monte Foods Co. (b)	36,261
5,983	Delta & Pine Land Co.	135,395
7,093	Dole Food, Inc.	190,305
3,708	Dreyer's Grand Ice Cream, Inc. (c)	142,795
205	Farmer Brothers Co.	54,325
1,077	Fisher Communications, Inc.	47,388
7,640	Fleming Cos., Inc. (c)	141,340
3,365	Flowers Foods, Inc.	134,331
2,685	Great Atlantic & Pacific Tea, Inc. (b)	63,849
1,417	Green Mountain Coffee, Inc. (b)	38,812
3,955	Hain Celestial Group, Inc. (b) (c)	108,604
2,672	International Multifoods Corp. (b)	63,861
5,151	Interstate Bakeries Corp.	124,551
991	J & J Snack Foods Corp. (b)	24,230
3,854	Lance, Inc.	55,074
2,462	Nash Finch Co.	76,568
5,908	Pathmark Stores, Inc. (b)	145,691
6,255	Performance Food Group Co. (b)	219,988
2,502	Pilgrims Pride Corp. (c)	33,902
5,204	Ralcorp Holdings, Inc. (b)	118,131
1,078	Riviana Foods, Inc.	19,135
87	Seabord Corp.	26,622
8,235	Sensient Technologies Corp.	171,370
3,316	Spartan Stores, Inc. (b)	39,659
1,102	Tejon Ranch Co. (b)	26,349
3,976	The J. M. Smucker Co.	140,671
1,615	The Robert Mondavi Corp. (b) (c)	61,370
2,595	Triarc Cos. (b)	63,059
1,388	United Natural Foods, Inc. (b)	34,700
1,780	Wild Oats Markets, Inc. (b)	17,676
		3,546,381
	Gas & Pipeline Utilities—2.2%	
9,302	AGL Resources, Inc.	214,132
2,027	American State Water Co.	70,844
6,920	Atmos Energy Corp.	147,050
8,128	Avista Corp.	107,777
1,715	Cascade Natural Gas Corp.	37,816

Shares		Value (Note 1A)
	Gas & Pipeline Utilities—(continued)	
1,900	Connecticut Water Service, Inc.	$ 56,183
5,572	Energen Corp.	137,350
3,529	Laclede Group, Inc.	84,343
1,371	Middlesex Water Co.	46,504
2,682	NUI Corp.	63,563
3,462	New Jersey Resources Corp.	162,022
5,208	Northwest Natural Gas Co.	132,804
4,298	Northwestern Corp.	90,473
9,208	Oneok, Inc.	164,271
6,462	Peoples Energy Corp. (c)	245,104
10,403	Philadelphia Suburban Corp.	234,588
5,963	Piedmont Natural Gas, Inc.	213,475
495	SJW Corp.	42,218
2,804	Semco Energy, Inc. (c)	30,143
18,025	Sierra Pacific Resources (b) (c)	271,276
2,280	South Jersey Industries, Inc.	74,328
5,769	Southern Union Co. (b) (c)	108,803
4,950	Southwest Gas Corp.	110,632
3,911	Southwestern Energy Co. (b)	40,674
1,637	Transmontaigne, Inc. (b)	8,922
8,839	WGL Holdings, Inc. (c)	256,950
4,202	Western Gas Resources, Inc. (c)	135,809
		3,288,054
	Gas Exploration—0.0%	
2,533	Denbury Resources, Inc. (b)	18,516
	Health Care—Products—0.3%	
865	CSS Industries, Inc.	26,737
17,277	Dial Corp.	296,301
2,036	Herbalife International, Inc. (b) (c)	28,952
5,226	Mathews International Corp.	128,455
4,458	Playtex Products, Inc. (b)	43,465
		523,910
	Hotels & Restaurants—2.3%	
1,601	AFC Enterprises, Inc. (b)	45,452
2,490	Alliance Gaming Corp. (b)	73,181
6,252	Applebees International, Inc. (b) (c)	213,818
4,462	Argosy Gaming Corp. (b)	145,104
5,377	Aztar Corp. (b)	98,399
4,482	Bally Total Fitness Holding Corp. (b) (c)	96,632
6,227	Bob Evans Farms, Inc.	152,997
3,061	Boyd Gaming Corp. (b)	19,897
2,157	Buca, Inc. (b) (c)	34,965
9,623	CBRL Group, Inc. (b)	283,301
5,273	CEC Entertainment, Inc. (b)	228,795
2,539	California Pizza Kitchen, Inc. (b)	62,840
6,015	Choice Hotels, Inc. (b) (c)	133,232
2,972	Dover Downs Entertainment, Inc.	45,472

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Hotels & Restaurants—(Continued)	
3,756	IHOP Corp. (b)	$ 110,051
2,298	Isle of Capri Casinos, Inc. (b)	30,747
2,394	Landry's Restaurants, Inc.	44,648
2,444	Lone Star Steakhouse & Saloon, Inc.	36,245
3,481	Luby's, Inc. (b)	19,877
3,755	Magna Entertainment Corp. (b)	26,285
3,386	Marcus Corp.	47,912
2,887	Motor Gaming Group, Inc.	46,192
2,539	O' Charleys, Inc. (b)	46,997
1,998	P.F. Chang's China Bistro, Inc. (b) (c)	94,505
2,080	Panera Bread Co. (b)	108,243
2,724	Papa John's International, Inc. (b) (c)	74,856
2,924	Pinnacle Entertainment, Inc. (b)	17,632
6,930	Prime Hospitality Corp. (b)	76,576
3,648	Rare Hospitality International, Inc. (b)	82,226
10,966	Ruby Tuesday, Inc.	226,229
4,829	Ryan's Family Steak Houses, Inc. (b)	104,548
2,871	Shuffle Master, Inc. (b)	44,989
4,097	Sonic Corp. (b)	147,492
6,025	Station Casinos, Inc. (b)	67,420
6,979	The Cheesecake Factory (b)	242,660
3,634	The Steak & Shake Co.	40,119
1,320	Trendwest Resorts, Inc. (b) (c)	33,422
23,382	Wyndham International, Inc. (b)	13,094
		3,417,050
	Household Appliances & Home Furnishings—2.4%	
1,756	Applica, Inc. (b)	15,822
1,739	Bassett Furniture Industries, Inc.	24,363
1,795	Beazer Homes USA, Inc. (b) (c)	131,340
5,850	Blyth, Inc. (b)	136,013
7,382	Champion Enterprises, Inc. (b)	90,872
1,098	Crossmann Communitties, Inc. (b)	36,234
3,677	Fedders Corp.	11,178
5,083	Fleetwood Enterprises, Inc. (c)	57,590
2,800	Foamex International, Inc. (b)	22,680
8,596	Furniture Brands International, Inc. (b)	275,244
2,281	Hovnanian Enterprises, Inc. (b) (c)	48,540
2,255	Infogrames, Inc. (b)	15,988
7,075	Interface, Inc.	39,691
6,575	KB HOME	263,657
5,304	Lancaster Colony Corp.	188,345
3,266	Libbey, Inc.	106,635
8,192	Louisiana Z Boy, Inc. (b)	178,749
3,754	M.D.C. Holdings, Inc.	141,875
1,513	M/I Schottenstein Homes, Inc.	75,302
610	Meritage Corp. (b)	31,293
1,252	NVR, Inc. (b)	255,408
1,333	National Presto Industries, Inc.	36,991
2,148	Oneida, Ltd.	27,817
	Household Appliances & Home Furnishings—(Continued)	
2,814	Palm Harbor Homes, Inc. (b) (c)	$ 67,395
1,605	Recoton Corp. (b)	21,828
2,742	Resortquest International, Inc. (b)	13,052
2,203	Russ Berrie & Co., Inc.	66,090
2,710	Ryland Group, Inc.	198,372
778	Salton, Inc. (b)	14,689
5,106	Schuler Homes, Inc. (b)	101,354
1,605	Skyline Corp.	51,761
4,519	Standard-Pacific Corp.	109,902
1,589	Stanley Furniture, Inc. (b)	37,771
6,506	The Topps Co. (b)	79,048
4,545	Toll Brothers, Inc. (b)	199,525
2,570	Toro Co.	115,650
8,986	Tupperware Corp.	172,981
11,533	U.S. Industries, Inc. (b)	29,524
2,160	Universal Electronics, Inc. (b)	37,174
		3,527,743
	Industrial Machinery—4.1%	
11,195	AGCO Corp.	176,657
3,158	Advanced Energy Industries, Inc. (b) (c)	84,129
2,730	Albany International Corp. (b)	59,241
3,822	American Superconductor Corp. (b)	46,858
3,075	Applied Industrial Technologies, Inc.	57,349
6,062	AptarGroup, Inc.	212,352
2,398	Astec Industries, Inc.	34,675
3,204	Barnes Group, Inc. (b)	76,864
4,238	Briggs & Stratton Corp. (b)	180,963
1,467	Circor International, Inc.	27,066
4,519	Clarcor, Inc.	122,691
5,439	Cognex Corp.	139,293
3,188	Cuno, Inc. (b)	97,234
4,123	Dionex Corp. (b)	105,178
7,280	Donaldson, Inc.	282,755
1,439	Dril-Quip, Inc. (b)	34,680
1,769	ESCO Technologies, Inc. (b)	61,013
2,503	Energy Conversion Devices, Inc. (b) (c)	47,482
3,937	Esterline Technologies Corp. (b)	63,031
2,231	Flow International Corp. (b)	27,597
6,485	Flowserve Corp. (b)	172,566
2,756	Gardner Denver, Inc. (b)	61,514
1,258	Gorman-Rupp Co.	33,777
5,841	Graco, Inc.	228,091
7,356	Harsco Corp.	252,311
5,806	IDEX Corp.	200,307
7,388	JLG Industries, Inc.	78,682
2,235	Kadant, Inc.	32,407
4,715	Kaydon Corp.	106,936
5,769	Kennametal, Inc.	232,318

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Industry Machinery—(Continued)	
5,391	Lincoln Electric Holdings, Inc.	$ 131,756
1,825	Lindsay Manufacturing Co.	35,314
5,067	Manitowoc, Inc.	157,584
6,156	Maverick Tube Corp. (b)	79,720
2,682	Milacron, Inc.	42,402
1,841	Mine Safety Appliances Co.	73,916
5,765	Mueller Industries, Inc. (b)	191,686
1,960	NN, Inc.	21,854
2,524	NS Group, Inc. (b)	18,879
1,206	Nacco Industries, Inc.	68,489
4,335	Nordson Corp.	114,487
3,315	Oshkosh Truck Corp.	161,606
1,801	Osmonics, Inc. (b)	25,250
4,511	Presstek, Inc. (b)	41,366
3,239	Regal Beloit Corp.	70,610
4,333	Reliance Steel & Aluminum Co.	113,741
1,929	Robbins & Myers, Inc.	45,158
2,949	Rogers Corp. (b)	89,355
5,588	Roper Industries, Inc.	276,606
2,176	SPS Technologies, Inc. (b)	75,986
5,044	Stewart & Stevenson Services, Inc.	94,878
1,779	Tennant Co.	66,001
4,603	Terex Corp. (b)	80,737
2,887	Thomas Industries, Inc.	72,175
8,491	Timken Co.	137,384
6,423	Trinity Industries, Inc.	174,513
12,488	USEC, Inc.	89,414
2,675	Valence Technology, Inc. (b) (c)	9,015
3,391	Wabash National Corp.	26,450
2,585	Watts Industries, Inc.	38,775
1,801	Woodward Governor Co.	104,908
		6,066,032
	Insurance—2.7%	
7,451	Alfa Corp.	167,200
1,988	American Physicians Capital, Inc. (b)	43,239
7,802	Amerus Group Co.	279,624
3,721	Argonaut Group, Inc. (c)	72,820
1,023	Baldwin & Lyons, Inc. (Class B) (b)	26,189
7,746	Brown & Brown, Inc. (b)	211,466
2,554	CNA Surety Corp.	39,587
1,560	Capitol Transamerica Corp. (c)	25,662
3,325	Citizens Inc. America (b)	42,061
2,113	Clark/Bardes, Inc. (b)	53,311
4,705	Commerce Group, Inc.	177,331
5,484	Crawford & Co. (Class B) (b)	64,272
2,833	Delphi Financial Group, Inc. (b)	94,339
1,612	FBI Financial Group, Inc.	26,888
12,407	First American Financial Corp.	232,507
9,106	Fremont General Corp. (c)	71,209
	Insurance—(Continued)	
1,117	Great American Financial Resources, Inc.	$ 20,944
5,678	Harleysville Group, Inc.	135,647
2,809	Hilb, Rogal & Hamilton Co.	157,444
7,008	Horace Mann Educators Corp.	148,710
1,526	Kansas City Life Insurance Co.	56,615
3,561	Landamerica Financial Group, Inc.	102,201
3,313	Liberty Corp.	136,330
1,049	Midland Co.	45,946
463	National Western Life Insurance Co. (b)	51,486
9,327	Ohio Casualty Corp. (b)	149,698
2,568	PMA Capital Corp.	49,562
2,030	Philadelphia Consolidated Holding Corp. (b) (c)	76,551
2,064	Pico Holdings, Inc. (b)	25,800
3,826	Presidential Life Corp.	78,663
4,147	Proassurance Corp	72,904
1,233	RLI Corp.	55,485
918	Rightchoice Manage Care, Inc. (b)	64,251
1,528	SCPIE Holdings, Inc.	44,694
5,229	Selective Insurance Group, Inc.	113,626
5,696	Stancorp Financial Group, Inc.	269,136
1,887	State Auto Financial Corp.	30,645
1,620	Stewart Information Services Corp. (b)	31,995
5,965	UICI, Inc. (b)	80,528
1,748	United Fire Casualty Co.	50,045
6,845	Universal American Financial Corp (b)	46,478
6,022	Vesta Insurance Group, Inc.	48,176
3,695	W.R. Berkley Corp. (b)	198,422
2,137	Zenith National Insurance Corp.	59,708
		4,029,395
	Internet—0.3%	
2,012	Brio Technology, Inc. (b)	5,795
5,454	GTECH Holdings Corp. (b)	247,012
16,026	Priceline.Com, Inc. (b) (c)	93,271
3,246	Register.com, Inc. (b) (c)	37,329
		383,407
	Leisure—0.9%	
2,335	Action Performance Cos., Inc. (b)	71,474
5,964	Activision, Inc. (b)	155,124
2,692	Arctic Cat, Inc.	45,764
1,787	Championship Auto Racing Teams, Inc. (b) (c)	28,753
605	Churchill Downs, Inc.	22,367
3,775	Concord Camera Corp. (b)	29,898
2,797	JAKKS Pacific, Inc. (b)	53,003
3,067	K2, Inc. (b)	22,113
4,550	Midway Games, Inc. (b) (c)	68,295
2,017	Navigant International, Inc. (b)	23,095
1,295	Parkervision, Inc. (b) (c)	27,195
1,251	Penn National Gaming, Inc. (b) (c)	37,955

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Leisure—(Continued)	
7,172	Pinnacle Systems, Inc. (b)	$ 56,946
4,410	Polaris Industries, Inc.	254,677
3,444	SCP Pool Corp. (b)	94,538
2,184	Speedway Motorsports, Inc. (b) (c)	55,212
1,046	Steinway Musical Instructions, Inc. (b)	17,374
3,021	Sturm Ruger & Co., Inc.	36,192
5,650	Take Two Interactive Software (b) (c)	91,360
5,183	The 3Do Co. (b) (c)	10,781
1,356	Vail Resorts, Inc. (b) (c)	24,042
3,614	WMS Industries, Inc. (b)	72,280
1,914	World Wrestling Federation Entertainment, Inc. (b) (c)	25,169
		1,323,607
	Medical Laboratories—0.1%	
6,318	IDEXX Laboratories, Inc. (b)	180,126
	Mining—1.0%	
5,038	Ball Corp.	356,187
20,151	Bethlehem Steel Corp. (b) (c)	9,068
2,568	Brush Engineered Material, Inc. (b)	36,568
4,118	Carpenter Technology Corp.	109,621
1,909	Century Aluminum Co.	25,504
1,585	Cleveland Cliffs, Inc.	29,005
2,613	Commercial Metals Co.	91,403
1,171	Gibraltor Steel Corp.	20,516
4,549	Kaiser Aluminum Corp. (b)	7,369
4,407	Oregon Steel Mills, Inc. (b)	21,815
1,570	Penn Virginia Corp.	53,537
1,326	Pitt-Des Moines, Inc.	41,106
2,711	Quanex Corp.	76,721
3,976	RTI International Metals, Inc. (b)	39,561
1,864	Roanoke Electric Steel Corp.	25,723
3,535	Ryerson Tull, Inc.	38,885
2,408	Southern Peru Copper Corp.	28,776
4,279	Steel Dynamics, Inc. (b)	49,679
6,618	Stillwater Mining Co. (b)	122,433
3,340	Titanium Metals Corp. (b) (c)	13,327
9,907	UCAR International, Inc. (b)	106,005
1,282	Wolverine Tube, Inc. (b)	14,551
12,281	Worthington Industries, Inc.	174,390
		1,491,750
	Mutual Funds—3.0%	
46,210	iShares Russell 2000 Index Fund (c)	4,452,334
	Paper & Forest—0.6%	
3,052	Buckeye Technologies, Inc. (b)	35,098
2,251	Deltic Timber Corp. (b)	61,678
17,848	Louisiana-Pacific Corp.	150,637
	Paper & Forest—(Continued)	
2,157	P.H. Glatfelter Co.	$ 33,606
2,153	Pope & Talbot, Inc.	30,680
5,500	Potlatch Corp.	161,260
5,064	Rayonier, Inc.	255,580
1,818	Rock Tennessee Co.	26,179
7,979	Wausau Mosinee Paper Corp.	96,546
		851,264
	Petroleum Services—0.1%	
5,440	Veritas DGC, Inc. (ADR) (b) (c)	100,640
	Pollution Control—0.0%	
2,199	Catalytica Energy Systems, Inc. (b)	10,049
	Publishing—0.1%	
11,561	American Greetings Corp. (c)	159,311
	Railroads & Equipment—1.0%	
3,208	Arkansas Best Corp. (b)	92,455
2,858	Consolidated Freightways Corp.	14,547
1,219	Covenant Transport, Inc. (b)	19,455
4,626	Florida East Coast Indiana, Inc.	107,092
2,841	Heartland Express, Inc. (b)	78,895
2,679	JB HuntTransport Services, Inc. (b)	62,153
9,976	Kansas City Southern Industries, Inc. (b)	140,961
2,457	Knight Transportation, Inc. (b)	46,142
1,547	Landstar Systems, Inc. (b)	112,173
2,849	RailAmerica, Inc. (b) (c)	41,197
2,655	Roadway Express, Inc.	97,438
9,785	Swift Transportation, Inc. (b)	210,475
5,190	US Freightways Corp.	162,966
5,323	Wabtec Corp.	65,473
5,120	Werner Enterprises, Inc.	124,416
4,593	Yellow Corp. (b)	115,284
		1,491,122
	Real Estate—1.0%	
2,228	AMERCO (b)	41,931
7,630	Annaly Mortgage Management, Inc.	122,080
5,403	Anthracite Capital, Inc.	59,379
1,533	Avatar Holding, Inc (b)	36,118
2,153	Capstead Mortage Corp	50,596
3,873	Corrections Corp. of America (b)	71,883
2,638	Crestline Capital Corp. (b)	81,936
2,235	Electro Rent Corp. (b)	28,809
4,887	Forest City Enterprises, Inc.	189,127
1,132	Getty Realty Corp.	21,338
1,912	Interpool, Inc.	36,806
4,623	Jones Lang Lasalle, Inc. (b)	83,445
4,557	LNR Property Corp.	142,087

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Real Estate—(Continued)	
23,413	La Quinta Properties, Inc. (b)	$ 134,391
4,644	Regency Centers Corp.	128,871
3,783	Rent-Way, Inc. (b)	22,660
1,888	Rental-A-Center, Inc. (b)	63,380
4,995	Thornburg Mortgage, Inc.	98,402
3,862	Trammell Crow Co. (b)	45,185
2,402	Winston Hotels	18,591
		1,477,015
	Real Estate Investment Trust—5.7%	
3,110	AMLI Residential Properties Trust	78,434
3,213	Acadia Realty Trust (c)	20,403
553	Alexander's, Inc. (b)	31,466
2,955	Alexandria Real Estate Equities, Inc.	121,450
2,757	Associated Estates Realty Corp.	25,309
8,524	BRE Properties, Inc. (b)	263,903
2,766	Bedford Property Investors, Inc. (b)	62,235
2,663	Boykin Lodging Co. (b)	21,224
4,351	Brandywine Realty Trust (b)	91,676
3,950	Burnham Pacific Properties, Inc. (b)	16,274
3,423	CBL & Associates Properties, Inc. (b)	107,824
6,806	Camden Property Trust	249,780
2,474	Capital Automotive REIT	49,208
3,770	CenterPoint Properties Corp.	187,746
3,926	Chateau Communities, Inc.	117,387
2,878	Chelsea Property Group, Inc.	141,310
3,081	Colonial Properties Trust	95,973
4,684	Commercial Net Lease Realty	60,892
8,108	Cornerstone Realty Income Trust, Inc.	92,026
1,616	Corporate Office Properties Trust	19,182
6,883	Cousins Properties, Inc.	167,670
3,612	Crown American Realty Trust	28,174
8,521	Developers Diversified Realty Corp.	162,751
3,154	EastGroup Properties, Inc.	72,763
2,286	Entertainment Properties Trust	44,234
5,717	Equity Inns, Inc.	37,847
2,819	Essex Property Trust, Inc.	139,287
6,145	Federal Realty Investment Trust	141,335
5,128	Felcor Lodging Trust, Inc. (c)	85,689
7,346	First Industrial Realty Trust, Inc.	228,461
4,743	Gables Residential Trust	140,393
3,319	Glenborough Realty Trust, Inc.	64,389
4,540	Glimcher Realty Trust	85,488
1,770	Great Lakes REIT	28,320
22,340	HRPT Properties Trust	193,464
5,898	Health Care REIT, Inc.	143,616
7,585	Healthcare Realty Trust, Inc.	212,380
9,887	Highwoods Properties, Inc.	256,568
3,464	Home Properties of New York, Inc.	109,462
4,705	IRT Property Co.	49,873

Shares		Value (Note 1A)
	Real Estate Investment Trust—(Continued)	
3,947	Innkeepers USA Trust	$ 38,681
3,576	Investors Real Estate	33,614
5,104	JDN Realty Corp.	62,932
1,911	JP Realty, Inc.	45,463
1,374	Keystone Property Trust	17,986
4,897	Kilroy Realty Corp.	128,644
4,168	Koger Equity, Inc.	67,938
3,207	Kramont Realty Trust	46,822
1,797	LaSalle Hotel Properties	21,097
2,727	Lexington Corporate Properties Trust	42,269
5,481	Macerich Co.	145,795
2,745	Manufactured Home Communities, Inc.	85,671
6,456	MeriStar Hospitality Corp.	91,675
2,703	Mid-America Apartment Communities, Inc.	71,089
2,185	Mid-Atlantic Realty Trust	33,977
3,003	Mills Corp.	79,519
2,612	Mission West Properties, Inc.	33,225
2,015	National Golf Properties	17,873
3,787	National Health Investors, Inc. (b)	56,048
7,959	Nationwide Health Properties, Inc.	148,754
2,533	PS Business Parks, Inc.	79,790
4,640	Pan Pacific Retail Properties, Inc.	133,261
2,005	Parkway Properties, Inc.	66,566
1,956	Pennsylvania Real Estate Investment Trust (c)	45,379
7,230	Pinnacle Holdings, Inc. (b)	2,458
7,118	Post Properties, Inc.	252,760
5,741	Prentiss Properties Trust	157,590
1,420	Prime Group Realty Trust	13,107
3,860	RFS Hotel Investors, Inc. (b)	43,927
5,630	Realty Income Corp.	165,522
6,570	Reckson Associates Realty Corp.	153,475
1,561	Redwood Trust, Inc. (c)	37,823
4,737	SL Green Realty Corp.	145,473
1,728	Saul Centers, Inc.	36,893
2,020	Senior Housing Properties Trust	28,098
5,696	Shurgard Storage Centers, Inc.	182,272
2,427	Sovran Self Storage, Inc.	75,601
3,061	Storage USA, Inc.	128,868
5,203	Summit Properties, Inc.	130,179
2,765	Sun Communities, Inc.	102,996
812	Tanger Factory Outlet Centers, Inc.	16,930
5,032	Taubman Centers, Inc.	74,725
2,494	Town & Country Trust	52,125
17,321	United Dominion Realty Trust	249,422
3,059	United States Restaurant Properties, Inc.	44,600
2,214	Universal Health Realty Income Trust, Inc.	52,029
11,016	Ventas, Inc.	126,684
6,979	Washington Real Estate Investment Trust	173,707
5,266	Weingarten Realty Investors	252,768
		8,539,966

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Retail—5.2%	
1,159	1-800 Contacts, Inc. (b) (c)	$ 14,418
3,960	7 Eleven, Inc. (b)	46,372
5,052	99 Cents Only Stores (b)	192,481
2,715	Aaron Rents, Inc. (Class B)	44,255
1,409	Alloy Online, Inc. (b) (c)	30,336
5,085	Ann Taylor Stores Corp. (b)	177,975
379	Arden Group, Inc.	22,740
955	Bebe Stores, Inc. (b)	17,820
9,184	Boyds Collection, Ltd. (b)	62,176
1,236	Buckle, Inc. (b)	27,563
2,198	Building Materials Holdings Corp. (b)	23,848
3,477	Burlington Coat Factory Warehouse Corp. (b)	58,414
2,926	CSK Auto Corp. (b)	29,114
6,816	Casey's General Stores, Inc.	101,558
2,156	Cato Corp. (c)	40,748
3,540	Charlotte Russe Holding, Inc. (c)	65,879
14,662	Charming Shoppes, Inc. (b)	77,855
4,360	Chico's FAS, Inc. (b) (c)	173,092
1,809	Childrens Place Retail Stores, Inc. (b) (c)	49,114
4,420	Christopher & Banks Corp. (b)	151,385
7,236	Church & Dwight, Inc.	192,695
4,386	Circuit City Stores, Inc.	99,738
7,206	Claires Stores, Inc.	108,811
1,078	Coldwater Creek, Inc. (b)	22,832
1,680	Cole National Corp. (b)	27,804
6,897	Copart, Inc. (b)	250,844
3,782	Cost Plus, Inc. (b)	100,223
843	Debenture Shops, Inc.	20,443
10,934	Dillard's, Inc.	174,944
3,079	Dress Barn, Inc. (b)	77,006
2,006	Electronics Boutique Holding Corp. (c)	80,120
2,515	Factory 2-U stores, Inc. (b)	50,401
1,345	Flowers Common, Inc.	20,982
3,869	Footstar, Inc. (b)	121,100
2,338	Fred's, Inc.	95,764
3,791	Genesco, Inc. (b) (c)	78,701
2,037	GenesisInterMedia, Inc. (b) (c)	12,018
1,238	Global Imaging Systems, Inc.	18,483
2,717	Group 1 Automotive, Inc. (b)	77,462
2,604	Guitar Center, Inc. (b)	35,519
4,799	Gymboree Corp. (b)	57,252
2,669	Hancock Fabrics, Inc.	35,097
3,905	Handleman Co. (b)	57,989
1,271	Hibbett Sporting Goods, Inc. (b)	38,511
7,352	Hollywood Entertainment Corp. (b) (c)	105,060
3,808	Hot Topic, Inc. (b) (c)	119,533
4,348	Hughes Supply, Inc.	134,223
1,543	Ingles Markets, Inc.	18,439
6,699	Insight Enterprises, Inc. (b)	164,795
5,563	Intertan, Inc. (b)	69,871
	Retail—(Continued)	
1,804	J. Jill Group, Inc. (b)	$ 38,840
7,323	Jack in the Box, Inc. (b)	201,675
2,565	Lands' End, Inc. (b) (c)	128,660
1,559	Lawson Products, Inc.	40,534
6,285	Linens' n Things, Inc. (b)	160,267
1,058	Lithia Motors, Inc. (b)	21,901
5,913	Long's Drug Stores Corp.	138,246
6,731	MSC Industrial Direct Co. (b)	132,937
1,327	McGrath Rent Corp.	49,789
11,810	Michaels Stores, Inc. (b)	389,139
1,328	Movie Gallery, Inc.	32,350
6,779	O'Reilly Automotive, Inc. (b)	247,230
17,572	Office Max, Inc. (b)	79,074
690	PC Connection, Inc. (b)	10,233
5,045	Pacific Sunwear of California (b)	103,019
7,304	Pep Boys-Manny Moe & Jack (b)	125,264
17,298	Petsmart, Inc. (b) (c)	170,212
16,479	Pier 1 Imports, Inc.	285,746
680	Pricesmart, Inc. (b)	23,800
1,900	Procurenet, Inc.	285
6,201	Regis Corp.	159,862
5,586	Ruddick Corp.	89,320
3,261	School Specialty, Inc. (b)	74,612
4,456	Shopko Stores, Inc. (b) (c)	42,332
1,850	Smart & Final, Inc. (b)	19,314
3,915	Sonic Automotive, Inc. (b)	91,768
2,334	Spiegel, Inc.	10,620
4,752	Stamps.com, Inc. (b)	17,012
3,977	Stein Mart, Inc. (b)	33,248
2,972	The Finish Line (b)	45,442
5,605	The Men's Wearhouse, Inc. (b)	115,743
6,091	Too, Inc. (b)	167,502
4,466	Transport World Entertainment Corp. (b)	33,942
1,587	Tuesday Morning Corp. (b)	28,709
2,588	Tweeter Home Entertainment Group, Inc. (b)	75,052
1,835	Ultimate Electronics, Inc. (b)	55,050
1,142	Urban Outfitters, Inc. (b)	27,545
2,397	Value City Department Stores, Inc. (b)	11,266
3,972	Valuevision International, Inc. (b)	77,811
2,596	Wet Seal, Inc. (b)	61,136
1,543	Wilsons The Leather Experts (b) (c)	17,606
2,260	Yankee Candle, Inc. (b) (c)	51,212
6,380	Zale Corp. (b)	267,194
		7,826,302
	Semiconductors—0.2%	
23,634	TriQuint Semiconductor, Inc. (b)	289,753

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Shipbuilding—0.3%	
7,685	Alexander & Baldwin, Inc.	$ 205,189
3,883	Kirby Corp. (b)	106,977
5,416	Overseas Shipholding Group, Inc.	121,860
		434,026
	Software—7.3%	
2,445	ANSYS, Inc.	60,269
7,305	Acclaim Entertainment, Inc. (b) (c)	38,717
6,909	Actuate Corp. (b)	36,410
3,738	Aether Systems, Inc. (b)	34,390
5,152	Agile Software Corp. (b)	88,717
11,788	Akamai Technologies, Inc. (b) (c)	70,021
3,047	Allscripts Heathcare Solutions (b) (c)	9,872
3,797	America Online Latin America (b) (c)	17,276
7,115	American Management Systems, Inc. (b)	128,639
1,041	Ansoft Corp. (b)	15,199
5,337	Answerthink, Inc. (b)	34,851
9,252	Art Technology Group, Inc. (b)	32,197
49,362	Ascential Software Corp.	199,916
4,540	Asiainfo Holdings, Inc.	79,087
5,320	Aspen Technology, Inc. (b)	89,376
5,812	Avant! Corp. (b)	119,088
7,554	Avocent Corp. (b)	183,184
1,833	BSQUARE Corp. (b)	7,644
2,391	Barra, Inc. (b)	112,592
2,357	Bell Microproducts, Inc. (b)	29,745
3,644	Black Box Corp. (b) (c)	192,695
8,658	Borland Software Corp. (b)	135,584
3,668	Caci, Inc. (b)	144,831
1,577	Caminus Corp. (b) (c)	36,271
2,920	Carreker Corp. (b) (c)	17,228
3,636	Centra Software, Inc. (b) (c)	29,088
6,869	Ciber, Inc. (b)	64,912
3,677	Clarent Corp. (b) (c)	19,745
2,943	Click Commerce, Inc. (b)	9,300
1,312	Cognizant Technology Solutions (b) (c)	53,766
51,985	Commerce One, Inc.	185,586
3,196	Covansys Corp. (b)	28,604
2,528	Datastream Systems, Inc. (b)	15,598
4,847	Dendrite International, Inc.	68,003
4,633	Diamondcluster International, Inc. (b)	60,692
3,735	Digex, Inc.	11,168
1,625	Digimarc Corp. (b)	30,193
6,031	Digital Generation Systems, Inc. (b)	6,694
4,388	Digital Insight Corp. (b)	98,116
5,813	Direct Focus, Inc. (b) (c)	181,366
16,464	Divine, Inc. (b)	12,183
6,243	Docent, Inc. (b)	19,790
6,606	Documentum, Inc. (b)	143,482
10,559	E. Piphany, Inc. (b)	91,969

Shares		Value (Note 1A)
	Software—(Continued)	
2,394	EPIQ System, Inc (b)	$ 46,324
3,981	Echelon Corp. (c)	56,371
9,120	Electronics For Imaging, Inc. (b)	203,467
1,535	Embarcadero Technologies, Inc. (b) (c)	37,147
6,727	Entergris, Inc.	73,728
8,024	Entrust, Inc. (b)	81,765
5,280	Exe Technologies, Inc. (b)	26,875
2,518	Extensity, Inc. (b)	5,489
2,591	F5 Networks, Inc. (b) (c)	55,810
3,019	Fair Issac & Co., Inc.	190,257
5,456	Filenet Corp. (b)	110,702
2,511	Forrester Research, Inc. (b)	50,572
4,946	Freemarkets, Inc. (b)	118,556
13,594	Gartner Group, Inc. (b)	158,914
25,862	Genuity, Inc. (b)	40,862
3,021	Gerber Scientific, Inc. (b)	28,095
6,061	HNC Software, Inc. (b)	124,857
2,888	Hotjobs.com, Ltd. (b)	30,006
5,979	Hyperion Solutions Corp. (b)	118,743
5,685	I-many, Inc. (b)	54,860
2,404	IDX Systems Corp. (b)	31,276
6,126	Imation Corp. (b)	132,199
5,247	Indus International, Inc. (b)	38,303
41,670	Infospace, Inc. (b) (c)	85,424
4,345	Infousa, Inc. (b)	30,154
19,340	Inktomi Corp. (b)	129,771
25,674	Internap Network Services Corp. (b)	29,782
32,288	Internet Capital Group, Inc. (b)	39,068
10,830	Intertrust Technologies Corp. (b)	13,321
5,113	Intervoice-Brite, Inc. (b)	65,446
2,623	Intrado, Inc. (b) (c)	70,296
16,815	J.D. Edwards & Co. (b) (c)	276,607
3,309	JDA Software Group, Inc. (b)	73,956
2,183	Kana Software, Inc.	42,485
9,111	Keane, Inc. (b)	164,271
4,047	Keynote Systems, Inc.	37,839
3,553	Kronos, Inc. (b)	171,894
15,194	Legato Systems, Inc. (b)	197,066
17,848	Liberate Technologies (b)	204,895
4,292	Lightbridge, Inc. (b)	52,148
1,662	MCSI, Inc. (b)	38,974
2,080	MRO Software, Inc. (b)	48,630
2,439	MSC.Software Corp. (b)	38,048
10,059	Macromedia, Inc. (b)	179,050
2,433	Manhattan Associates, Inc. (b)	70,922
2,247	MapInfo Corp. (b)	35,255
5,131	MatrixOne, Inc. (b)	66,652
1,053	McAfee.com, Inc. (b) (c)	35,707
4,462	MetaSolv, Inc. (b)	35,069
1,742	Micro General Corp. (b)	23,883
2,694	Micros Systems, Inc. (b)	67,619

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Software—(Continued)	
5,427	NMS Communications Corp. (b)	$ 26,158
2,282	NetScout Systems, Inc. (b)	18,051
4,248	Netegrity, Inc. (b)	82,241
2,076	Novadigm, Inc. (b)	19,701
64,692	Novell, Inc. (b)	296,936
4,524	Nuance Communications, Inc. (b)	41,168
3,174	Numerical Technologies, Inc. (b)	111,725
3,977	Nyfix, Inc. (b) (c)	79,620
3,637	Onyx Software Corp. (b)	14,184
1,400	Opnet Technologies, Inc. (b)	20,174
3,092	Overture Services, Inc.	109,550
2,126	PC-TEL, Inc. (b)	20,643
4,028	Packeteer, Inc. (b)	29,686
3,584	Phoenix Technology, Ltd. (b)	41,718
1,695	Pomeroy Computer Resources (b)	22,883
16,623	Portal Software, Inc. (b)	34,576
2,825	ProQuest Co. (b)	95,796
5,188	Progress Software Corp. (b)	89,649
5,305	PumaTech, Inc. (b)	13,687
1,995	QRS Corp. (b)	28,130
2,540	Radiant Systems, Inc. (b)	29,210
3,362	Rainbow Technologies, Inc. (b)	24,879
4,581	Red Hat, Inc. (b)	32,525
1,341	SPSS, Inc. (b)	23,803
4,147	Saba Software, Inc. (b) (c)	21,647
20,058	Safeguard Scientifics, Inc. (b)	70,203
2,061	Sanchez Computer Associates, Inc. (b) (c)	17,622
13,515	Sapient Corp. (b)	104,336
2,571	SeaChange International, Inc. (b)	87,723
4,318	Secure Computing Corp. (b)	88,735
4,744	Seebeyond Technology Corp. (b) (c)	46,017
2,859	Serena Software, Inc. (b)	62,155
3,021	Signalsoft Corp. (b)	13,504
683	Simplex Solutions, Inc. (b) (c)	11,304
4,121	SpeechWorks International, Inc. (b)	46,361
7,809	Starbase Corp. (b) (c)	5,310
1,111	Startek, Inc. (b)	21,053
3,128	Stellent, Inc.	92,464
3,714	Support.com, Inc. (b)	23,287
3,580	Sykes Enterprises, Inc. (b)	33,437
1,762	Synplicity, Inc. (b)	23,769
5,090	Systems & Computer Technology (b)	52,631
1,485	TALX Corp. (b)	37,095
3,997	THQ, Inc. (b)	193,735
10,302	Titan Corp. (b) (c)	257,035
5,421	Transaction Systems Architects, Inc. (b)	66,461
4,041	Trizetto Group, Inc. (b)	53,018
7,207	Universal Access Global Holdings, Inc	33,801
6,807	Unova, Inc. (b)	39,481
3,105	Vastera, Inc.	51,574
4,698	Verity, Inc. (b)	95,135
2,367	Versicor, Inc. (b)	$ 48,168
11,619	Verticalnet, Inc. (b)	16,267
4,719	Viewpoint Corp. (b)	32,136
5,284	Virginia Linux Systems, Inc. (c)	12,946
3,042	Visual Networks, Inc. (b)	14,054
12,046	Vitria Technology, Inc. (b)	76,974
3,554	WebEx Communications, Inc. (b) (c)	88,317
2,791	Websense, Inc. (b)	89,507
1,980	Witness Systems, Inc. (b)	26,374
4,794	Xanser Corp	9,636
4,427	Zomax Optical Media, Inc. (b)	35,372
3,295	Zoran Corp. (b)	107,549
4,614	dELiA*s Corp. (b)	28,607
7,810	eFunds Corp. (b)	107,388
3,991	webMethods, Inc. (b) (c)	66,889
		10,899,234
	Technology—0.1%	
9,224	Arris Group, Inc.	90,026
	Tobacco—0.3%	
7,104	Dimon, Inc.	51,149
2,807	Schweitzer-Mauduit International, Inc.	66,666
1,737	Standard Commercial Corp.	28,660
5,185	Universal Corp.	188,786
3,233	Vector Group, Ltd. (c)	106,204
		441,465
	Trucking & Freight Forwarding—0.2%	
7,469	Airborne, Inc.	110,765
2,440	Atlas Air, Inc. (b)	35,746
5,849	EGL, Inc. (b)	81,594
3,499	Forward Air Corp. (b)	118,686
		346,791
	Utilities—0.2%	
2,732	California Water Service Group	70,349
5,372	UGI Corp.	162,234
		232,583
	Total Common Stocks (Identified Cost $150,297,738)	146,774,818

See accompanying notes to financial statements.

Investments as of December 31, 2001

Short Term Investments—1.4%

Face Amount		Value (Note 1A)
	Discount Notes—1.4%	
$2,000,000	Federal Home Loan Mortgage 1.510%, 01/02/02	$ 1,999,916
	Total Short Term Investments (Identified Cost $1,999,916)	1,999,916
	Total Investments—99.7% (Identified Cost $152,297,654) (a)	148,774,734
	Other assets less liabilities	483,721
	Total Net Assets—100%	$149,258,455

Futures Contracts Outstanding at December 31, 2001

Futures Contracts Long	Number of Contracts	Expiration Date	Contract Amount	Valuation as of December 31, 2001	Unrealized Appreciation
Russell 2000 Index	8	3/14/2002	$1,944,061	$1,957,200	$13,139

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $153,230,928 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 21,638,345
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(26,094,539)
Net unrealized depreciation	$ (4,456,194)

(b) *Non-Income producing security.*
(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $10,661,883 with cash collateral backing valued at $11,424,948 and Securities Collateral backing valued at $9,391.*

Key to Abbreviations:
ADR— *An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.

Russell 2000 Index Portfolio

Statement of Assets & Liabilities

December 31, 2001

Assets		
Investments at value		$148,774,734
Cash		209,128
Receivable for:		
Securities sold		194,055
Fund shares sold		285,450
Dividends and interest		175,579
Collateral for securities loaned		11,424,948
Prepaid expense		810
Total Assets		161,064,704
Liabilities		
Payable for:		
Fund shares redeemed	$ 188,313	
Futures variation margin	18,800	
Withholding taxes	49	
Return of collateral for securities loaned	11,424,948	
Accrued expenses:		
Management fees	136,746	
Service and distribution fees Class B	1,436	
Other expenses	35,957	
Total Liabilities		11,806,249
Net Assets		$149,258,455
Net assets consist of:		
Capital paid in		$152,706,837
Undistributed net investment income		1,002,088
Accumulated net realized gains (losses)		(940,689)
Unrealized appreciation (depreciation) on investments and futures contracts		(3,509,781)
Net Assets		$149,258,455
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($141,957,850 divided by 13,614,310 shares of beneficial interest)		$ 10.43
Class B		
Net asset value and redemption price per share ($7,292,119 divided by 706,029 shares of beneficial interest)		$ 10.33
Class E		
Net asset value and redemption price per share ($8,486 divided by 815 shares of beneficial interest)		$ 10.42
Identified cost of investments		$152,297,654

Statement of Operations

Year Ended December 31, 2001

Investment Income		
Dividends		$1,880,173(a)
Interest		236,367(b)
		2,116,540
Expenses		
Management fees	$ 334,711	
Service and distribution fees- Class B	7,965	
Directors' fees and expenses	11,746	
Custodian	323,612	
Audit and tax services	14,844	
Legal	460	
Printing	64,168	
Insurance	3,078	
Miscellaneous	920	
Total expenses before reimbursements	761,504	
Expense reimbursements	(17,175)	744,329
Net Investment Income		1,372,211
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	519,464	
Futures contracts—net	(49,240)	470,224
Unrealized appreciation (depreciation) on:		
Investments—net	386,663	
Futures contracts—net	(166,545)	220,118
Net gain (loss)		690,342
Net Increase (Decrease) in Net Assets From Operations		$2,062,553

(a) *Net of foreign taxes of $1,351*
(b) *Income on securities loaned $64,736*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 1,372,211	$ 1,136,038
Net realized gain (loss)	470,224	15,509,497
Unrealized appreciation (depreciation)	220,118	(21,431,334)
Increase (decrease) in net assets from operations	2,062,553	(4,785,799)
From Distributions to Shareholders		
Net investment income		
Class A	(365,148)	(1,132,875)
Class B	(4,975)	0
	(370,123)	(1,132,875)
Net realized gain		
Class A	0	(16,678,812)
Total distributions	(370,123)	(17,811,687)
Increase (decrease) in net assets from capital share transactions	21,828,085	36,606,794
Total increase (decrease) in net assets	23,520,515	14,009,308
Net Assets		
Beginning of the year	125,737,940	111,728,632
End of the year	$149,258,455	$125,737,940
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 1,002,088	$ 0

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	4,039,216	$ 40,439,644	3,312,235	$ 38,833,788
Reinvestments	36,189	365,148	1,674,937	17,811,687
Redemptions	(2,588,870)	(26,024,933)	(1,780,748)	(20,038,681)
Net increase (decrease)	1,486,535	$ 14,779,859	3,206,424	$ 36,606,794
Class B				
Sales	857,914	$ 8,536,733	0	$ 0
Reinvestments	496	4,975	0	0
Redemptions	(152,381)	(1,501,859)	0	0
Net increase (decrease)	706,029	$ 7,039,849	0	$ 0
Class E				
Sales	824	$ 8,474	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(9)	(97)	0	0
Net increase (decrease)	815	$ 8,377	0	$ 0
Increase (decrease) derived from capital share transactions	2,193,379	$ 21,828,085	3,206,424	$ 36,606,794

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Russell 2000 Index Portfolio

Financial Highlights

	Class A				Class B	Class E
	Year Ended December 31,			November 9, 1998(a) through December 31,	January 2, 2001(a) through December 31,	May 1, 2001(a) through December 31,
	2001	2000	1999	1998	2001	2001
Net Asset Value, Beginning of Period	$ 10.37	$ 12.52	$ 10.53	$ 10.00	$ 9.84	$ 10.46
Income From Investment Operations						
Net investment income	0.10	0.11	0.08	0.02	0.06	0.01
Net realized and unrealized gain (loss) on investments	(0.01)	(0.55)	2.29	0.53	0.46	(0.05)
Total from investment operations	0.09	(0.44)	2.37	0.55	0.52	(0.04)
Less Distributions						
Distributions from net investment income	(0.03)	(0.11)	(0.08)	(0.02)	(0.03)	0.00
Distributions from net realized capital gains	0.00	(1.60)	(0.30)	0.00	0.00	0.00
Total distributions	(0.03)	(1.71)	(0.38)	(0.02)	(0.03)	0.00
Net Asset Value, End of Period	$ 10.43	$ 10.37	$ 12.52	$ 10.53	$10.33	$ 10.42
Total Return (%)	0.9	(3.8)	22.7	5.5 (b)	5.3 (b)	(0.4)(b)
Ratio of operating expenses to average net assets (%)	0.55	0.55	0.45	0.40 (c)	0.80 (c)	0.70 (c)
Ratio of net investment income to average net assets (%)	1.03	0.89	1.04	1.46 (c)	0.83 (c)	1.58 (c)
Portfolio turnover rate (%)	47	78	67	3 (c)	47	47
Net assets, end of period (000)	$141,958	$125,738	$111,729	$38,147	$7,292	$ 8
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	0.56	0.55	0.89	1.04 (c)	0.81 (c)	0.71 (c)

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

STATE STREET RESEARCH AURORA SMALL CAP VALUE PORTFOLIO

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
High total return consisting principally of capital appreciation.

INCEPTION DATE 7/5/00

ASSET CLASS
Small Cap Stocks

NET ASSETS
$298.1 Million

PORTFOLIO MANAGER
John Burbank

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the State Street Research Aurora Small Cap Value Portfolio returned +16.0%, outperforming the Russell 2000 Value Index[12], which returned +14.0% over the same time period. The average return of the portfolio's peer group, the Lipper Variable Insurance Products Small Cap Core Funds universe[15], was +2.9% for the same period. The portfolio's performance can be attributed to our good stock selection in a period that was generally favorable to value stocks despite a weak overall stock market and a slowing economy.

PORTFOLIO ACTIVITY

Two strong quarters of performance were nearly wiped out in the third quarter, as the events of September 11 were hard on some of the investments that had been strong earlier in the year. Gaming and auto stocks, for example, lost ground in the third quarter. The portfolio's investment in regional air carriers with attractive cost structures and long-term growth potential experienced the sharpest shock to their share prices. However, many of these stocks bounced back in the fourth quarter of the year. Stock selection in autos and transports, financial services, healthcare, and selected energy stocks buoyed performance with their strong fourth-quarter showings. However, we sold our position in America West at a loss as a result of concerns that the company would not be able to bounce back with its heavy debt load. The portfolio's light exposure to technology was a negative factor late in the year as technology stocks led the fourth quarter rebound. Stock selection in materials processing and technology also hurt performance.

PORTFOLIO OUTLOOK[A]

With a focus on individual stock selection and a disciplined investment process, we will continue to seek out opportunities among small companies that we believe have been undervalued or overlooked by other investors, companies with the potential to surprise the market with better-than-expected performance. To that end, we continue to emphasize investments in property and casualty insurance stocks, where premium increases may help boost earnings going forward. We also favor semiconductor capital equipment stocks, which may benefit from a recovering economy and a rebound in the technology sector. We continue to maintain a large position in International Game Technologies, which manufactures casino machines and related proprietary software, because of its strong cash flow, accelerating growth potential in regional markets, and its relatively attractive price.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Varian Semiconductor Equipment, Inc.	2.3%
Phelps Dodge Corp.	2.2
Navistar International Corp.	1.9
Brooks Automation, Inc.	1.8
International Game Technology	1.7
Ocean Energy, Inc.	1.7
Da Vita, Inc.	1.6
Reader's Digest Association, Inc.	1.5
Mesa Air Group, Inc.	1.5
Mandalay Resort Group	1.4

A $10,000 INVESTMENT COMPARED TO THE RUSSELL 2000 VALUE INDEX SINCE 7/5/00



$16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
7/00
12/00
12/01
State Street Research Aurora Small Cap Value
Russell 2000 Value Index

Average Annual Total Return
As of December 31, 2001

	State Street Research Aurora Small Cap Value Portfolio Class A	Class B	Class E	Russell 2000 Value Index
1 Year	16.0%	N/A	N/A	14.0%
Since Inception	27.1	0.0(a)	0.0(a)	20.5

(a) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
State Street Research Aurora Small Cap Value
Investments as of December 31, 2001

Common Stocks—89.7% of Total Net Assets

Shares		Value (Note 1A)
	Aerospace & Defense—2.7%	
176,600	AAR Corp. (c)	$ 1,591,166
24,000	Alliant Techsystems, Inc. (b)	1,852,800
110,000	BE Aerospace, Inc. (c)	1,008,700
60,000	Ladish, Inc. (b)	655,200
21,000	Precision Castparts Corp.	593,250
47,500	Triumph Group, Inc. (b)	1,543,750
44,200	United Defense Industries, Inc. (c)	930,410
		8,175,276
	Air Travel—2.5%	
114,300	Airnet Systems, Inc. (c)	941,832
97,000	Frontier Airlines, Inc. (b) (c)	1,649,000
580,000	Mesa Air Group, Inc. (b)	4,361,600
27,300	Midwest Express Holdings, Inc. (b) (c)	398,580
		7,351,012
	Apparel & Textiles—0.0%	
1,875	Oshkosh B'Gosh, Inc. (b) (c)	78,638
	Auto Parts—5.0%	
190,100	American Axle & Manufacturing Holdings, Inc. (b) (c)	4,064,338
42,000	Borg Warner Automotive, Inc. (b) (c)	2,194,500
100,000	Cooper Tire & Rubber Co. (b)	1,596,000
9,300	Dura Automotive Systems, Inc. (b)	102,300
36,200	Hawk Corp.	130,320
100,200	Intier Automotive, Inc	1,275,546
110,000	Lear Corp. (b)	4,195,400
145,000	Tower Automotive, Inc. (b) (c)	1,309,350
		14,867,754
	Automobiles—2.9%	
175,000	Dollar Thrifty Automotive Group (b) (c)	2,712,500
147,000	Navistar International Corp. (b) (c)	5,806,500
		8,519,000
	Banks—0.9%	
4,400	Astoria Financial Corp. (c)	116,424
70,900	Silicon Valley Bancshares (b) (c)	1,895,157
29,400	Staten Island Bancorp, Inc. (b)	479,514
21,600	Sun Bancorp, Inc.	221,616
		2,712,711
	Broadcasting—0.2%	
20,000	Westwood One, Inc. (b)	601,000
	Building & Construction—1.4%	
4,500	Dal Tile International, Inc. (b)	104,625
113,600	Elcor Chemical Corp.	3,156,944
	Building & Construction—(Continued)	
27,300	Nortek, Inc. (b)	$ 761,670
		4,023,239
	Business Services—1.7%	
50,400	Arbitron, Inc. (b)	1,721,160
2,500	Dun & Bradstreet Corp. (b)	88,250
36,200	Hall Kinion & Associates, Inc. (b)	339,556
28,000	Heidrick & Struggles International, Inc. (b) (c)	508,200
16,000	NCO Group, Inc. (b) (c)	366,400
90,000	Steelcase, Inc.	1,324,800
32,000	Viad Corp.	757,760
		5,106,126
	Chemicals—5.2%	
354,200	Agrium, Inc. (ADR) (c)	3,754,520
7,000	American Pacific Corp. (c)	58,660
37,000	Cabot Microelectronics Corp. (b) (c)	2,932,250
6,000	Cambrex Corp. (b) (c)	261,600
45,000	IMC Global, Inc.	585,000
640,400	Methanex Corp. (b)	3,547,816
45,000	Minerals Technologies, Inc.	2,098,800
135,000	Omnova Solutions, Inc.	918,000
111,600	PolyOne Corp. (c)	1,093,680
10,000	Stepan Co.	242,800
		15,493,126
	Communication Services—3.5%	
48,800	A.H. Belo Corp.	915,000
40,000	Catalina Marketing Corp. (b)	1,388,000
10,000	Hispanic Broadcasting Corp. (b)	255,000
116,000	Hollinger International, Inc. (c)	1,357,200
12,200	Interep National Radio Sales, Inc.	57,340
100,000	Journal Register Co. (b)	2,104,000
195,000	Reader's Digest Association, Inc.	4,500,600
		10,577,140
	Communications—0.7%	
8,100	Dycom Industries, Inc. (b) (c)	135,351
115,000	Intergrated Electrical Services (b)	588,800
100,000	Newpark Resources, Inc. (b) (c)	790,000
35,000	WH Energy Services, Inc.	666,750
		2,180,901
	Computers & Business Equipment—9.5%	
171,000	ATMI, Inc. (b) (c)	4,078,350
100,000	Actel Corp. (b)	1,991,000
10,000	Anixter International, Inc. (b)	290,100
5,800	Axcelis Technologies, Inc. (c)	74,762
132,000	Brooks Automation, Inc. (b) (c)	5,368,440

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Computers & Business Equipment—(Continued)	
50,000	Chippac, Inc. (c)	$ 371,000
20,000	Commscope, Inc. (b)	425,400
200,000	Credence Systems Corp. (b) (c)	3,714,000
41,300	Globespan Virata, Inc. (c)	534,835
20,000	Helix Technology Corp. (c)	451,000
3,000	Hutchinson Technology, Inc. (b) (c)	69,660
40,000	Kulicke & Soffa Industries, Inc. (b) (c)	686,000
21,200	MCK Communications, Inc. (b)	31,376
20,000	On Semiconductor Corp. (b) (c)	41,400
80,000	Plantronics, Inc. (b) (c)	2,051,200
50,000	Sandisk Corp. (b) (c)	720,000
50,000	Spectrian Corp. (b) (c)	551,500
200,000	Varian Semiconductor Equipment, Inc. (b)	6,918,000
		28,368,023
	Conglomerates—2.0%	
68,300	General Maritime Corp.	683,000
137,500	Gentek, Inc.	235,125
2,800	Nova Measuring Instruments, Ltd.	11,900
100,000	Tredegar Industries, Inc.	1,900,000
111,500	Valmont Industries, Inc.	1,612,290
58,900	Willis Group Holdings, Ltd. (c)	1,387,095
		5,829,410
	Construction Materials—0.9%	
57,000	Martin Marietta Materials, Inc. (c)	2,656,200
	Containers & Glass—0.8%	
130,000	Packaging Corp of America (b)	2,359,500
	Domestic Oil—3.7%	
110,000	Cabot Oil & Gas Corp. (b) (c)	2,645,500
10,500	Clayton Williams (b)	137,550
1,100	Core Laboratories N.V. (ADR) (c)	15,422
46,000	Nuevo Energy Co. (b)	690,000
257,700	Ocean Energy, Inc. (b)	4,947,840
25,000	Patina Oil & Gas Corp.	687,500
9,100	Stone Energy Corp. (b)	359,450
5,500	Tom Brown, Inc. (b)	148,555
22,000	Vintage Petroleum, Inc.	317,900
60,000	XTO Energy, Inc. (c)	1,050,000
		10,999,717
	Drugs & Health Care—5.3%	
237,100	Aradigm Corp. (b) (c)	1,683,410
39,600	Arthrocare Corp. (b) (c)	710,028
80,000	Aspect Medical Systems, Inc.	800,000
14,000	Atrix Laboratories, Inc. (b)	288,540
75,000	Coherent, Inc. (b)	2,319,000
190,000	DaVita, Inc. (b)	4,645,500

Shares		Value (Note 1A)
	Drugs & Health Care—(Continued)	
3,100	Dynacare, Inc. (ADR) (c)	$ 52,359
49,900	Inhale Therapeutic Systems, Inc. (b) (c)	925,645
155,700	Sangstat Medical Corp. (b) (c)	3,057,948
25,000	Sepracor, Inc. (b) (c)	1,426,500
		15,908,930
	Electric Utilities—0.1%	
1,600	Allegheny Energy, Inc.	57,952
4,300	Black Hills Corp. (b)	145,512
		203,464
	Electrical Equipment—3.6%	
71,200	Asyst Technologies, Inc. (b) (c)	908,512
60,200	BEI Technologies, Inc.	1,049,888
60,000	Benchmark Electronics, Inc. (b) (c)	1,137,600
30,000	Littelfuse, Inc.	787,200
80,000	MKS Instruments, Inc. (b)	2,162,400
1,500	Opticnet, Inc.	120
20,000	Penn Engineering & Manufacturing Corp.	335,000
6,800	Plug Power, Inc. (c)	59,432
151,400	Technitrol, Inc. (b)	4,181,668
12,000	Thomas & Betts Corp.	253,800
		10,875,620
	Electronics—3.9%	
10,000	AVX Corp.	235,900
137,700	Kemet Corp. (b)	2,444,175
40,000	Mattson Technology, Inc. (b)	352,400
40,000	Park Electrochemical Corp.	1,056,000
28,300	SBS Technologies, Inc. (b)	412,331
30,000	SMTC Corp. (c)	38,700
77,300	Teledyne Technologies, Inc. (b)	1,259,217
158,000	Therma Wave, Inc. (b)	2,357,360
95,000	Veeco Industries, Inc. (b) (c)	3,424,750
		11,580,833
	Finance & Banking—0.1%	
4,000	Dime Bancorp, Inc.	144,320
	Financial Services—0.2%	
15,000	Moody's Corp.	597,900
	Food & Beverages—0.6%	
14,100	Bunge, Ltd. (ADR)	328,248
65,000	Cadiz, Inc. (b)	521,300
6,000	Corn Products International, Inc.	211,500
50,000	Del Monte Foods Co. (b)	425,500
6,000	Zapata Corp. (c)	174,000
		1,660,548

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Gas & Pipeline Utilities—1.6%	
42,000	Patterson-UTI Energy, Inc.	$ 979,020
4,100	Sempra Energy (c)	100,655
79,700	Sierra Pacific Resources (b) (c)	1,199,485
17,000	Western Gas Resources, Inc.	549,440
120,000	Western Resources, Inc.	2,064,000
		4,892,600
	Hotels & Restaurants—4.0%	
70,000	Argosy Gaming Corp. (b)	2,276,400
50,000	Extended Stay America, Inc. (b)	820,000
74,500	Harrah Entertainment, Inc. (b)	2,757,245
200,000	Mandalay Resort Group (b) (c)	4,280,000
160,000	Station Casinos, Inc. (b) (c)	1,790,400
		11,924,045
	Household Appliances & Home Furnishings—0.2%	
15,000	Furniture Brands International, Inc. (b) (c)	480,300
	Industrial Machinery—4.5%	
109,800	AGCO Corp.	1,732,644
7,800	CTB International Corp.	85,020
32,200	Chase Industries, Inc.	294,630
40,000	Cognex Corp.	1,024,400
34,100	Cummins Engine, Inc. (c)	1,314,214
13,100	Denison International, Plc. (ADR)	216,936
57,000	Esterline Technologies Corp. (b)	912,570
23,000	Flowserve Corp. (b)	612,030
2,400	Global Power Equipment Group, Inc. (c)	36,120
244,000	JLG Industries, Inc.	2,598,600
70,000	Joy Global, Inc. (c)	1,176,000
28,000	Lindsay Manufacturing Co. (c)	541,800
2,700	Manitowoc, Inc. (c)	83,970
10,000	NS Group, Inc. (b)	74,800
71,200	Osmonics, Inc. (b)	998,224
101,200	Titan International, Inc.	479,688
50,000	Trinity Industries, Inc.	1,358,500
		13,540,146
	Insurance—4.6%	
100,000	ACE, Ltd. (c)	4,015,000
20,000	Everest Reinsurance Group, Ltd. (c)	1,414,000
22,110	Fidelity National Financial, Inc.	548,328
30,000	Landamerica Financial Group, Inc.	861,000
111,300	Odyssey Re Holdings Corp.	1,970,010
54,800	PartnerRe, Ltd. (ADR) (c)	2,959,200
20,000	Renaissancere Holdings	1,908,000
		13,675,538
	Internet—0.3%	
55,000	KPMG Consulting, Inc.	$ 911,350
	Leisure—2.7%	
90,000	Championship Auto Racing Teams, Inc. (b) (c)	1,448,100
73,000	International Game Technology (b) (c)	4,985,900
4,000	Six Flags, Inc. (b) (c)	61,520
97,100	Steinway Musical Instructions, Inc. (b)	1,612,831
		8,108,351
	Mining—5.8%	
100,000	Alaska Steel Holding Corp.	1,138,000
100,000	Allegheny Technologies, Inc. (b)	1,675,000
30,000	Cleveland Cliffs, Inc.	549,000
126,000	Peabody Energy Corp. (c)	3,551,940
207,000	Phelps Dodge Corp.	6,706,800
178,900	Stillwater Mining Co. (b)	3,309,650
44,100	UCAR International, Inc. (b)	471,870
		17,402,260
	Radio—0.1%	
12,700	Cox Radio, Inc. (c)	323,596
	Railroads & Equipment—1.9%	
97,900	ABC-NACO, Inc. (d)	0
39,500	GATX Corp.	1,284,540
15,000	Genesee & Wyoming, Inc.	489,750
312,300	Wabtec Corp.	3,841,290
		5,615,580
	Retail—0.9%	
71,600	Big Lots, Inc.	744,640
10,500	Michaels Stores, Inc. (b)	345,975
50,000	The Sports Authority, Inc.	285,000
50,000	Whitehall Jewellers, Inc. (b)	549,500
26,000	Wilsons The Leather Experts (b) (c)	296,660
13,000	Zale Corp. (b)	544,440
		2,766,215
	Shipbuilding—0.5%	
400,000	OMI Corp.	1,592,000
	Software—2.7%	
244,500	Earthlink, Inc.	2,975,565
8,000	Electronics For Imaging, Inc. (b)	178,480
81,200	Entergris, Inc.	889,952
64,200	Micros Systems, Inc. (b)	1,611,420
60,000	ProQuest Co. (b)	2,034,600
19,300	Versicor, Inc. (b)	392,755
		8,082,772

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
State Street Research Aurora Small Cap Value
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Technology—0.4%	
100,000	August Technology Corp.	$ 1,104,000
	Transportation—0.6%	
52,000	Teekay Shipping Corp. (c)	1,812,200
	Trucking & Freight Forwarding—1.4%	
300,000	EGL, Inc. (b) (c)	4,185,000
	Utilities—0.1%	
202,000	Canadian 88 Energy Corp. (ADR)	236,340
	Total Common Stocks (Identified Cost $244,740,552)	267,522,681

Warrants—0.0%

Shares		Value (Note 1A)
	Finance & Banking—0.0%	
8,000	Dime Bancorp, Inc.	1,200
	Total Warrants (Identified Cost $2,532)	1,200

Short Term Investments—10.0%

Face Amount		Value (Note 1A)
	Commercial Paper—10.0%	
$ 4,948,000	General Electric Capital Corp. 1.850%, 01/07/02	$ 4,946,474
10,000,000	Goldman Sachs Group, L.P. 1.750%, 01/03/02	9,999,028
6,150,000	Household Finance Corp. 1.780%, 01/09/02	6,147,567
8,649,000	Verizon Network Fund 1.920%, 01/09/02	8,645,310
		29,738,379
	Total Short Term Investments (Identified Cost $29,738,379)	29,738,379
	Total Investments—99.7% (Identified Cost $274,481,463) (a)	297,262,260
	Other assets less liabilities	884,220
	Total Net Assets—100%	$298,146,480

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized appreciation on investments based on cost of $274,481,463 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 35,692,124
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(12,911,327)
Net unrealized appreciation	$ 22,780,797

(b) Non-Income producing security.
(c) A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $41,933,779 with collateral backing valued at $44,068,234.
(d) Non-Income producing, issuer filed petition under Chapter 11 of the Federal Bankruptcy Code.

Key to Abbreviations:
ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
State Street Research Aurora Small Cap Value Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$297,262,260
Cash		45,916
Receivable for:		
Securities sold		1,099,101
Fund shares sold		1,290,284
Dividends and interest		96,961
Collateral for securities loaned		44,068,234
Prepaid expense		1,167
Total Assets		343,863,923
Liabilities		
Payable for:		
Fund shares redeemed	$ 271,036	
Securities purchased	1,146,353	
Return of collateral for securities loaned	44,068,234	
Accrued expenses:		
Management fees	205,168	
Service and distribution fees Class E	746	
Other expenses	25,906	
Total Liabilities		45,717,443
Net Assets		$298,146,480
Net assets consist of:		
Capital paid in		$273,489,151
Undistributed net investment income		196,646
Accumulated net realized gains (losses)		1,679,886
Unrealized appreciation (depreciation) on investments		22,780,797
Net Assets		$298,146,480
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($291,426,368 divided by *20,618,954 shares of beneficial* interest)		$ 14.13
Class B		
Net asset value and redemption price per share ($101 divided by 7 shares of beneficial interest)		$ 14.12
Class E		
Net asset value and redemption price per share ($6,720,011 divided by 476,060 shares of beneficial interest)		$ 14.12
Identified cost of investments		$274,481,463

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 814,920(a)
Interest		1,361,570(b)
		2,176,490
Expenses		
Management fees	$1,593,293	
Service and distribution fees—Class E	1,504	
Directors' fees and expenses	11,764	
Custodian	106,500	
Audit and tax services	15,326	
Legal	681	
Printing	109,662	
Insurance	3,456	
Miscellaneous	749	
Total expenses		1,842,935
Net Investment Income		333,555
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net		2,076,939
Unrealized appreciation (depreciation) on:		
Investments—net		16,889,655
Net gain (loss)		18,966,594
***Net Increase (Decrease) in Net* Assets From Operations**		$19,300,149

(a) *Net of foreign taxes of $3,523*
(b) *Income on securities loaned $53,863*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000 (a)
From Operations		
Net investment income	$ 333,555	$ 135,264
Net realized gain (loss)	2,076,939	454,704
Unrealized appreciation (depreciation)	16,889,655	5,891,142
Increase (decrease) in net assets from operations	19,300,149	6,481,110
From Distributions to Shareholders		
Net investment income		
Class A	(136,909)	(135,916)
Net realized gain		
Class A	(627,501)	(223,604)
Total distributions	(764,410)	(359,520)
Increase (decrease) in net assets from capital share transactions	225,232,016	48,257,135
Total increase (decrease) in net assets	243,767,755	54,378,725
Net Assets		
Beginning of the year	54,378,725	0
End of the year	$298,146,480	$54,378,725
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 196,646	$ 0

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000 (a)	
	Shares	$	Shares	$
Class A				
Sales	18,556,731	$249,430,089	4,619,904	$50,079,216
Reinvestments	55,675	764,410	29,325	359,520
Redemptions	(2,437,863)	(31,214,511)	(204,818)	(2,181,601)
Net increase (decrease)	16,174,543	$218,979,988	4,444,411	$48,257,135
Class B				
Sales	7	$ 100	0	$ 0
Reinvestments	0	0	0	0
Redemptions	0	0	0	0
Net increase (decrease)	7	$ 100	0	$ 0
Class E				
Sales	477,496	$ 6,271,598	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(1,436)	(19,670)	0	0
Net increase (decrease)	476,060	$ 6,251,928	0	$ 0
Increase (decrease) derived from capital share transactions	16,650,610	$225,232,016	4,444,411	$48,257,135

(a) *Fund commenced operation on July 5, 2000.*

See accompanying notes to financial statements.

Financial Highlights

	Class A		Class B	Class E
	Year Ended December 31, 2001	July 5, 2000(a) through December 31, 2000	May 1, 2001(a) through December 31, 2001	May 1, 2001(a) through December 31, 2001
Net Asset Value, Beginning of Period	$ 12.24	$ 10.00	$14.12	$14.12
Income From Investment Operations				
Net investment income	0.02	0.03	0.00	(0.01)
Net realized and unrealized gain (loss) on investments	1.94	2.29	0.00	0.01
Total from investment operations	1.96	2.32	0.00	0.00
Less Distributions				
Distributions from net investment income	(0.01)	(0.03)	0.00	0.00
Distributions from net realized capital gains	(0.06)	(0.05)	0.00	0.00
Total distributions	(0.07)	(0.08)	0.00	0.00
Net Asset Value, End of Period	$ 14.13	$ 12.24	$14.12	$14.12
Total Return (%)	16.0	23.2 (b)	0.0 (b)	0.0 (b)
Ratio of operating expenses to average net assets (%)	0.98	1.05 (c)	1.23 (c)	1.13 (c)
Ratio of net investment income to average net assets (%)	0.18	1.12 (c)	0.00 (c)	(0.25)(c)
Portfolio turnover rate (%)	15	24 (c)	15	15
Net assets, end of period (000)	$291,426	$54,379	$ 0.1	$6,720
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	—	1.34 (c)	—	—

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

INVESTMENT OBJECTIVE
To equal the Performance of The MSCI EAFE Index.

INCEPTION DATE 11/9/98

ASSET CLASS
International Stocks

NET ASSETS
$116.9 Million

PORTFOLIO MANAGEMENT
Metlife Investment Department

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the Morgan Stanley EAFE Index Portfolio returned −21.7%. The Morgan Stanley Capital International (MSCI) EAFE® Index[6], which the Portfolio is designed to track, returned −21.4% for the same period. Dividend income accounted for 1.2% of this year's total return. The portfolio cannot exactly duplicate the MSCI EAFE® Index's return because of differences that primarily result from sampling, pricing and transaction costs.

Overall weakness in the global economy caused the Index to post negative returns every month, with the exception of April, through the end of September. At its lowest point, on September 21, the EAFE benchmark was down −32.4%. The index then rallied 16.2% between its low and the end of the year.

PORTFOLIO ACTIVITY

Of the 21 countries that constitute the EAFE Index, 19 had negative returns for the year. Japan, the second largest country in EAFE, decreased by nearly 30%. This sharp drop in Japan accounted for over 30% of the total benchmark return for the year. As of December 31, Japan's weighting was 20% of the total benchmark. The worst performing country this year was Finland, down approximately, 38%. However, due to its smaller weighting of 2.3%, Finland had little impact on the overall performance of the index. The only two countries to experience positive returns this year were New Zealand, up over 9.5%, and Australia, up 2.5%.

There were two noteworthy events in the EAFE Index this year. First, in April, Greece was added to the benchmark with a weighting of 0.3%. Next, at the end of November, EAFE underwent the first of two phases of rebalancing to move toward a new Provisional index series that is designed to adjust for the limited free float of certain securities in the index. This move was designed primarily to account for liquidity constraints, and thereby further improve the efficiencies of replicating the Morgan Stanley Capital Internal indices. A phased implementation was chosen by MSCI as way to minimize turnover during any one period as well as minimize the market impact of the transition.(1) The second phase of this transition will occur in May of 2002.

PORTFOLIO OUTLOOK[A]

Factors that could impact EAFE stock prices in the coming quarter include global interest rates, developments in the War on Terrorism, oil prices, continued market volatility and the Euro.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
*iShares MSCI EAFE Index Funds	3.6%
Vodafone AirTouch, Plc.	2.6
BP Amco, Plc.	2.5
GlaxoSmithKline	2.3
Nokia AB Oyj	1.8
HSBC Holdings, Plc.	1.6
Royal Dutch Petroleum	1.6
Novartis AG	1.5
Total Fina S.A.	1.4
Nestle S.A.	1.2

*Please note that this security is an investment fund and not a common stock.

A $10,000 INVESTMENT COMPARED TO MSCI EAFE INDEX SINCE 11/9/98


$16,000
14,000
12,000
10,000
8,000
Morgan Stanley EAFE Index Portfolio
MSCI EAFE Index
11/98
12/98
12/99
12/00
12/01

Average Annual Total Return As of December 31, 2001

	Morgan Stanley EAFE Index Portfolio Class A	Class B	Class E	MSCI EAFE Index
1 Year	−21.7%	N/A	N/A	−21.4%
3 Years	−5.8	N/A	N/A	−5.1
Since Inception	−3.2	−21.8(a)	−16.2(b)	−2.1

(a) Inception date was January 2, 2001.

(b) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Metropolitan Series Fund, Inc.
Morgan Stanley EAFE Index Portfolio
Investments as of December 31, 2001

Common Stocks—99.0% of Total Net Assets

Shares		Value (Note 1A)
	Australia—3.3%	
5,400	AMP Division Property Trust	$ 7,132
17,618	AMP, Ltd.	166,300
9,798	Amcor, Ltd. (c)	35,861
5,785	Aristocrat Leisure	19,544
12,366	Australia & New Zealand Bank Group	112,731
4,916	Australia Gas & Light Co., Ltd.	22,857
9,368	Boral, Ltd. (c)	15,777
17,064	Brambles Industries, Ltd.	90,843
63,548	Broken Hill Property Co. (c)	341,559
2,239	CSL, Ltd.	59,014
17,454	CSR, Ltd.	60,665
15,108	Coca-Cola Amatil, Ltd.	46,255
1,086	Cochlear, Ltd.	25,294
19,057	Coles Myer, Ltd.	81,942
21,045	Commonwealth Bank of Australia	322,534
4,700	Computershare, Ltd.	12,703
12,600	David Jones, Ltd.	7,611
12,951	ERG, Ltd.	3,646
29,052	Fosters Brewing Group, Ltd.	72,275
6,300	Futuris Corp., Ltd.	5,966
32,031	General Property Trust	46,401
30,658	Goodman Fielderlt	21,657
10,826	Harvey Norman Holding NpV	22,444
4,500	Iluka Resources	10,251
6,300	James Hardie Industries	19,327
11,485	John Fairfax	22,593
3,986	Leighton Holdings, Ltd.	21,118
5,939	Lend Lease Corp.	39,673
56,686	MIM Holdings, Ltd.	33,079
1,580	Macquarie Bank, Ltd.	30,291
12,756	Macquarie Infrastructure Group	22,854
13,136	Mayne Nickless, Ltd.	46,263
8,983	Mirvac Group	17,795
26,208	National Australia Bank	427,420
2,600	Newcrest Mining, Ltd. (b)	5,510
30,080	News Corp., Ltd.	240,541
41,746	Normandy Mining, Ltd.	38,678
13,147	Nrma Insurance Gro	20,997
4,931	Onesteel	2,787
1,500	Orica, Ltd.	5,536
6,600	Pacific Dunlop, Ltd.	3,480
1,434	Paperlinx, Ltd. (b) (b)	3,576
4,079	Publishing & Broadcasting, Ltd.	20,462
10,129	QBE Insurance Group, Ltd. (c)	39,820
4,750	Rio-Tinto, Ltd.	90,465
9,953	Santos, Ltd.	31,588
8,730	Southcorp, Ltd. (c)	33,739
13,421	Stockland Trust Group	29,679
6,096	Suncorp-Metway, Ltd.	43,780
5,667	Tab Corp. Holdings, Ltd.	28,545
	Australia—(Continued)	
87,056	Telstra Corp.	$ 242,422
8,180	Transurban Group	18,311
16,514	WMC, Ltd.	80,924
5,702	Wesfarmers, Ltd.	90,453
3,722	Westfield Holdings	32,111
29,744	Westfield Trust	52,741
28,393	Westpac Banking Corp.	228,984
3,878	Woodside Petroleum	26,582
16,934	Woolworths, Ltd.	97,432
		3,800,818
	Austria—0.1%	
529	BWT AG	11,540
100	Bohler Uddeholm AG	4,005
200	Flughafen Wien AG	5,342
1	Lenzing AG	65
300	Mayr-Melnhof Karton AG (c)	14,200
448	OMV Handels AG	37,543
461	Oesterreichischet Elektrizitatswirtsch	34,479
3,015	Telekom Austria AG (c)	24,992
100	VA Technologie AG	2,198
1,298	Wienerberger Baustoffindustrie AG	18,202
		152,566
	Belgium—1.0%	
1,550	Agfa Gevaert NV	20,963
375	Barco NV	13,155
310	Bekaert S.A.	11,943
1,347	Delhaize-Le Lion S.A.	70,101
5,756	Dexia	82,768
816	Electrabel S.A.	170,011
16,501	Fortis	428,272
1,609	GPE Bruxelles Lam	84,595
2,611	Interbrew	71,486
3,238	KBC Bankverzekerin NpV	108,690
1,193	Solvay S.A.	71,859
2,054	UCB S.A.	83,157
		1,217,000
	Bermuda—0.1%	
51,000	Johnson Electric Holdings	53,630
24,000	South China Morning Post	15,081
533	Union Miniere (c)	21,000
		89,711
	Denmark—0.8%	
400	Bang & Olufsen Holdings	9,341
400	Carlsberg AS-B (c)	16,718
8	Dampskibsselskabe Svendborg	72,811

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Morgan Stanley EAFE Index Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Denmark—(Continued)	
12	Dampskibsselskabet at 1912 (c)	$ 81,912
800	Danisco	28,645
12,100	Den Danske Bank (c)	194,170
700	FLS Industries (Series B)	5,910
400	Group 4 Falck	44,788
500	ISS A/S (b)	24,609
500	NKT Holding	6,437
1,000	Navision Software A/S (b)	26,825
5,300	Novo Nordisk A/S	216,749
1,500	Novozymes A/S (B Shares)	30,268
3,400	Tele Danmark A/S	121,132
1,000	Topdanmark A/S	23,352
1,400	Vestas Wind Systems A/S (c)	38,226
1,400	William Demant Holding A/S (c)	36,381
		978,274
	Finland—2.2%	
600	Amer Group (c)	15,760
1	Finnlines Oyj	20
5,000	Fortum Oyj (c)	21,146
200	Instrumentarium Oyj (Class B) (c)	8,369
1,000	Kesko (c)	9,171
300	Kone Corp.	22,170
3,400	Metso Oyj	35,722
79,800	Nokia AB Oyj	2,057,653
2,600	Outokumpu Oyj	27,432
700	Oyj Hartwall Abp (c)	14,273
200	Pohjola Insurance Group Series B	3,535
1,600	Rautaruukki Oyj (c)	5,841
6,200	Sampo (c)	48,579
14,900	Sonera Oyj	75,486
5,400	Stora Enso Oyj	69,139
1,400	Tietoenator Oyj (c)	37,084
3,900	UPM-Kymmene Oyj	129,349
500	Uponor Oyj	8,347
1,400	vartsila Oyj AB (Class B) (c)	25,928
		2,615,004
	France—10.1%	
26,136	AXA	546,164
3,064	Accor S.A. (c)	111,388
1,458	Air Liquide	204,330
19,670	Alcatel Optronics	336,261
524	Altran Technologies	23,678
12,640	Aventis S.A.	897,529
953	BIC	32,549
7,027	BNP Paribas (c)	628,792
4,149	Bouygues S.A. (b)	135,945
1,851	Cap Gemini	133,659
10,226	Carrefour	531,728

Shares		Value (Note 1A)
	France—(Continued)	
1,340	Casino Guich Perr (c)	$ 103,382
653	Castorama Dubois	33,635
1,403	Cie de St. Gobain (c)	211,738
463	Club Mediterranee (c)	16,902
1,749	Dassault Systemes S.A. (c)	84,092
1,620	Essilor International	48,969
11,716	France Telecom S.A. (c)	468,378
2,369	Groupe Danone	288,972
269	Imerys (c)	25,819
8,577	L'Oreal S.A. (c)	617,810
6,216	LVMH Moet Hennessy Louis Vuitton (b) (c)	252,929
2,072	Lafarge S.A. (c)	193,524
2,087	Lagardere Sca (c)	87,336
1,937	Michelin (Class B)	63,898
1,033	Pechiney International NV	53,254
961	Pernod Ricard (c)	74,441
3,992	Peugoet S.A.	169,721
1,580	Pinault-Printemps-Redoute S.A. (c)	203,421
2,232	Publicis S.A. (c)	59,122
996	Renault S.A.	35,126
12,013	ST Microelectronics (c)	385,591
557	Sagem S.A. (c)	34,096
9,284	Sanofi-Synthelabo S.A. (c)	692,707
2,882	Schneider Electric (c)	138,567
6,194	Society General de France S.A.	346,615
2,594	Sodexho Alliance	110,885
15,514	Suez (c)	469,649
257	Technip-Coflexip S.A.	34,324
1,053	Television Francaise S.A.	26,617
1,951	Thales S.A. (b)	67,313
881	Thomson Multimedia	27,062
11,333	Total Fina S.A.	1,618,527
660	Unibail S.A. (c)	33,525
4,248	Usinor Sacilor (c)	53,141
1,204	Valeo S.A.	48,026
1,244	Vinci (c)	72,937
16,544	Vivendi Universal	905,913
70	Zodiac	12,708
		11,752,695
	Germany—7.5%	
600	Adidas-Salomon AG (c)	45,035
3,400	Allianz Holdings AG (c)	805,251
600	Altana AG	29,916
9,900	BASF AG	368,012
12,350	Bayer AG	393,659
7,704	Bayerishe Hypo-und Vereinsbank AG	235,415
1,000	Beiersdorf AG (c)	113,522
1	Bilfinger & Berger Bau-AG (c)	22

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Germany—(Continued)	
660	Buderus AG	$ 18,158
1,800	Continental AG	23,800
16,350	DaimlerChrysler AG	703,858
9,500	Deutsche Bank AG	671,606
2,750	Deutsche Post AG	36,703
42,550	Deutsche Telekom AG	731,186
600	Douglas Holdings AG	16,561
11,630	EON Bank AG	602,454
1,250	Epcos (c)	61,769
1,100	Fresenius Medical Care AG (c)	68,069
1,200	GEHE AG (c)	46,477
782	Heidelberger Zement AG	37,599
1	Hochtief AG	14
2,850	Infineon Technologies AG (c)	58,237
1,950	Karstadt Quelle AG (c)	77,088
1,850	Linde AG	74,947
5,750	Lufthansa AG (c)	75,924
1,750	MAN AG (c)	37,006
450	Marschollek Lauten	32,779
1,850	Merck KGaA	68,342
3,800	Metro AG	134,829
2,200	Muenchener Ruckverssicherungs AG	597,341
100	Porsche AG (c)	38,010
2,650	Preussag AG	65,122
7,600	RWE AG	285,560
500	RWE AG (Non-Voting)	13,912
4,550	SAP AG	592,688
3,150	Schering AG	167,158
15,050	Siemens AG	996,296
7,800	Thyssen Krupp AG (c)	113,827
4,950	Volkswagen AG (c)	231,385
1,900	Volkswagen AG (Non-Voting) (c)	58,956
5,066	WCM Beteil & Grundbe (c)	55,030
		8,783,523
	Greece—0.4%	
2,800	Alpha Bank A.E.	49,911
3,600	Athens Water Supply & Sewage	20,386
1,700	Bank of Piraeus	15,106
1,600	Coca-Cola Hellenic Bottling Company S.A.	23,078
900	Commercial Bank of Greece	29,729
1,700	EFG Eurobank Ergas	23,643
2,800	Hellenic Petroleum S.A.	17,352
4,500	Hellenic Telecommunications Organization S.A.	73,322
1,300	Intracom S.A.	16,668
3,200	National Bank of Greece	76,130
3,400	Panafon Hellenic Telecom S.A.	17,558
600	Titan Cement Co.	21,348
2,300	Viohalco	18,758
		402,989
	Hong Kong—1.8%	
21,000	Bank of East Asia, Ltd.	$ 45,243
37,000	CLP Holdings	141,161
52,000	Cathay Pacific Air	66,685
13,000	Cheung Kong Holdings, Ltd.	135,037
46,000	Giordano International, Ltd.	20,352
22,600	Hang Seng Bank	248,523
19,000	Henderson Land Development Co.	86,498
85,879	Hong Kong & China Gas Co., Ltd.	105,726
12,000	Hong Kong Electric Co., Ltd	44,628
54,400	Hutchison Whampoa, Ltd.	526,709
15,000	Hysan Development Co.	15,100
40,000	Li & Fung, Ltd.	44,884
26,000	New World Development Co.	22,673
205,844	Pacific Century (c)	56,755
37,000	Shangri La Asia, Ltd.	28,944
60,000	Sino Land Co.	23,853
32,000	Sun Hung Kai Properties, Ltd.	258,532
22,500	Swire Pacific, Ltd.	122,630
4,000	Television Broadcasts	17,338
38,000	Wharf Holdings	92,833
		2,104,104
	Ireland—0.8%	
15,100	Allied Irish Banks, Plc.	174,780
8,400	Bk Of Ireland	77,932
8,645	CRH, Plc.	152,636
1,600	DCC, Plc.	17,166
5,600	Elan Corp. (b)	259,276
6,000	Independent Newspapers, Plc.	11,219
900	Iona Technologies	18,631
4,800	Irish Life & Permanent, Plc.	48,721
20,300	Jefferson Smurfit, Plc. (b)	44,283
2,400	Kerry Group, Plc.	29,169
11,200	Ryanair Holdings, Plc.	70,802
18,700	Waterford Wedgewood, Plc.	14,652
		919,267
	Italy—3.9%	
41,900	Alitalia Linee Aeree Italiane SpA (c)	37,381
3,000	Alleanza Assicurazioni	32,988
2,900	Arnoldo Mondadori Ediore SpA (c)	18,333
19,000	Assicuraziono Generali SpA (c)	527,812
4,200	Autogrill SpA	38,929
18,100	Autostrade SpA	125,702
14,100	BCA Naz del Lavoro (c)	28,561
19,100	BCA di Roma (c)	37,839
78,200	Banca Intesa SpA	195,652
5,300	Banca Populare di Milano SpA (c)	18,498
2,830	Benetton Group SpA (c)	32,051
27,800	Bipop Carire (c)	46,039

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Italy—(Continued)	
4,600	Bulgari (c)	$ 35,715
51,175	ENE (c)	288,425
57,300	Eni SpA (c)	718,337
6,120	FIAT SpA (c)	98,192
1,300	FIAT SpA Priv	14,353
1,400	FIAT SpA Rnc	14,410
3,800	Gr Ed L Espresso (c)	11,368
12,800	Intesa BCI SpA (c)	22,907
4,052	Italcementi SpA (c)	31,748
4,500	Italgas Societa Italiane (c)	42,230
5,070	LA Rinascente SpA (c)	17,650
14,700	Mediaset SpA (c)	107,456
9,900	Mediobanca SpA (c)	110,889
8,788	Parmalat Finanz (c)	23,708
29,000	Pirelli SpA (c)	50,867
8,980	RAS (c)	105,781
13,084	SNIA SpA (c)	17,591
18,600	Sao Paolo Imi SpA (c)	199,559
46,500	Seat Pagine Gialle (c)	37,552
108,700	Telecom Italia Mobile SpA (c)	606,831
25,600	Telecom Italia SpA (c)	136,761
53,250	Telecom Italia SpA—RNC (c)	455,157
2,700	Tiscali SpA (c)	24,473
67,850	Unicredito Italiano SpA (c)	272,456
		4,584,201
	Japan—19.4%	
1,800	Acom Co., Ltd.	131,161
1,500	Advantest	84,923
5,000	Aeon Co., Ltd.	112,925
1,000	Aeon Credit Service	57,226
10,000	Ajinomoto Co., Inc.	97,665
9,000	All Nippon Airways	20,876
2,000	Alps Electric Co. (c)	13,582
4,000	Amada Co.	15,871
2,000	Amano Corp.	11,979
1,000	Aoyama Trading Co.	9,538
38,000	Asahi Bank	23,775
8,000	Asahi Breweries (c)	71,967
20,000	Asahi Chemical Industry Co.	70,197
17,000	Asahi Glass Co.	100,527
1,100	Asatsu, Inc.	21,486
17,000	Ashikaga Bank (b)	15,565
700	Autobacs Seven Co.	16,290
11,000	Bank of Fukuoka (c)	37,265
19,000	Bank of Yokohama (c)	66,252
2,000	Banyu Pharm	29,757
1,600	Benesse Corp.	41,508
14,000	Bridgestone Corp.	148,161
1,000	CSK Corp.	23,424
15,000	Canon, Inc.	516,176
5,000	Casio Computer Co.	21,670

Shares		Value (Note 1A)
	Japan—(Continued)	
26	Central Japan Railway	$ 168,228
6,000	Chiba Bank (c)	19,594
5,000	Chubu Electric Power (c)	90,035
3,000	Chugai Pharmaceutical Co. (c)	34,770
7,000	Chuo Mitsui Trust (c)	6,943
3,000	Citizen Watch Co.	14,947
3,000	Credit Saison Co.	58,370
11,000	Dai-Nippon Printng Co.	109,950
6,000	Daicel Chemical Industries	17,626
8,000	Daiei, Inc. (b) (c)	4,517
2,000	Daifuku Co.	8,088
5,000	Daiichi Pharmacy Co.	97,284
4,000	Daikin Industries	62,719
4,000	Daimaru, Inc.	16,084
9,000	Dainippon Ink & Chemicals, Inc. (c)	12,841
7,000	Dainippon Screen Manufacturing Co. (b)	22,005
2,000	Daito Trust	30,597
37,000	Daiwa Bank Holdings (c)	23,150
10,000	Daiwa House Industries	57,073
22,000	Daiwa Securities Group, Inc.	115,657
8,000	Denki Kagaku Kogyo	18,556
12,000	Denso Corp	158,950
57	East Japan Railway	275,301
4,000	Ebara Corp (c)	24,111
5,000	Eisai Co.	124,371
3,000	Fanuc, Ltd.	127,728
1,000	Fuji Machine Manufactoring	13,047
8,000	Fuji Photo Film Co.	285,671
400	Fuji S Ware Abc	15,932
6	Fuji Television Network, Inc.	24,218
5,000	Fujikura (c)	18,770
2,000	Fujisawa Pharmaceutical Co.	46,086
32,000	Fujitsu	232,932
9,000	Furukawa Electric Co., Ltd.	47,795
9,000	Gunma Bank	41,203
6,000	Gunze, Ltd.	21,700
4,000	Hankyu Dept Stores	24,050
500	Hirose Electric	34,068
50,000	Hitachi	366,245
1,000	Hitachi Software (c)	33,725
21,000	Hitachi Zosen Corp	9,774
8,000	Hokuriku Bank (b)	8,729
13,200	Honda Motor Co.	526,751
2,000	House Food Corp	16,405
1,700	Hoya Corp	101,564
4,000	Isetan Co.	40,989
5,000	Ishihara Sangyo (c)	7,020
17,000	Ishikawajima-Harima Heavy Industries Co (b)	26,461
6,000	Ito-Yokado Co.	271,021
20,000	Itochu Corp (b)	45,170

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Morgan Stanley EAFE Index Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Japan—(Continued)	
1,000	Itochu Techno Scie	$ 41,355
5,000	JGC Corp (c)	36,892
25,000	Japan Air Lines Co.	59,896
12,000	Japan Energy Corp (b) (c)	13,460
23	Japan Tobacco, Inc.	144,781
14,000	Joyo Bank	38,776
17,000	Kajima Corp	46,177
3,000	Kaken Pharm (c)	16,344
7,000	Kamigumi Co.	28,735
6,000	Kanebo (b)	9,156
7,000	Kaneka Corp	42,675
13,800	Kansai Electric Power	197,639
10,000	Kao Corp	207,920
1,000	Katokichi Co.	15,947
24,000	Kawasaki Heavy Industry (b)	21,975
15,000	Kawasaki Kisen Kaisha, Ltd.	20,029
49,000	Kawasaki Steel	49,725
9,000	Keihin Electric Express Railway (c)	34,061
5,000	Keio Dentetsu Ry	24,607
3,000	Kikkoman Corp	16,229
5,000	Kinden Corp.	23,386
28,000	Kinki Nippon Railway Co. (c)	89,730
15,000	Kirin Brewery Co.	107,241
2,000	Kokuyo Co.	16,786
13,000	Komatsu	46,521
1,000	Komori Corp.	11,285
2,000	Konami Co.	59,362
6,000	Konica Corp.	35,297
7,000	Koyo Seiko Co.	24,676
19,000	Kubota Corp.	49,870
5,000	Kuraray Co.	31,932
3,000	Kurita Water Industries	37,243
2,900	Kyocera Corp	189,188
3,000	Kyowa Exeo Corp (c)	17,832
8,000	Kyowa Hakko Kogyo	37,967
3,000	Kyushu Electic Power	43,217
1,000	Lawson, Inc.	28,613
1,000	Mabuchi Motor Co.	82,405
3,000	Makita Corp.	14,810
22,000	Marubeni Corp. (c)	13,261
6,000	Marui Co.	70,960
1,000	Matsushita Communications Industrial Co., Ltd. (c)	27,087
33,000	Matsushita Electric Industry Co.	423,768
4,000	Matsushita Electric Works, Ltd.	32,932
3,000	Meiji Milk Product (c)	7,348
5,000	Meiji Seika Kaisha	20,029
1,200	Meitec Corp.	29,300
5,000	Minebea Co.	26,934
37,000	Mitsubishi Chemical	78,766

Shares		Value (Note 1A)
	Japan—(Continued)	
22,000	Mitsubishi Corp.	$ 142,851
33,000	Mitsubishi Electric Corp.	127,659
20,000	Mitsubishi Estate	146,345
7,000	Mitsubishi Gas & Chemical	9,774
54,000	Mitsubishi Heavy Industry	144,209
2,000	Mitsubishi Logistc	14,161
12,000	Mitsubishi Material	16,389
9,000	Mitsubishi Rayon	23,554
76	Mitsubishi Tokyo Finance	509,721
24,000	Mitsui & Co.	118,846
6,000	Mitsui Chemicals I	19,228
10,000	Mitsui Engineering & Shipbuilding (b)	9,919
13,000	Mitsui Fudosan Co.	99,191
20,000	Mitsui Marine & Fire Insurance	93,850
12,000	Mitsui Mining Co.	39,371
10,000	Mitsui Osk Lines	20,143
8,000	Mitsukoshi, Ltd. (b) (c)	22,463
122	Mizuho Holdings	248,543
2,000	Mori Seiki, Co.	11,979
4,100	Murata Manufactoring Co.	245,887
27,000	NEC Corp.	275,439
7,000	NGK Insulators	51,862
4,000	NGK Spark Plug Co.	28,811
800	NIDEC Corp. (c)	42,118
6,000	NSK, Ltd.	20,693
5,000	NTN Corp	8,088
1,100	Namco (c)	20,983
9,000	Nichirei Corp	19,983
11,000	Nikko Securities, Ltd.	49,100
6,000	Nikon Corp	46,193
2,000	Nintendo Co.	350,221
2,000	Nippon COMSYS Corp.	10,697
16,000	Nippon Express Co.	54,326
3,000	Nippon Meat Packers	31,818
24,000	Nippon Mitsubishi Oil	91,561
5,000	Nippon Sheet Glass	15,794
2,000	Nippon Shokubai Co.	7,172
114,000	Nippon Steel Corp	164,398
34	Nippon Telegraph & Telephone Corp.	399,512
134	Nippon Telephone & Telegraph Corp.	436,579
11	Nippon Unipac Holdings	49,100
19,000	Nippon Yusen Kabushiki Kaisha	57,264
8,000	Nishimatsu Construction Co. (c)	23,684
53,000	Nissan Motor Co. (b)	281,055
5,000	Nisshin Flour Mill	30,139
5,000	Nisshinbo Industries, Inc.	18,541
2,000	Nissin Food Products	39,066
3,000	Nitto Denko Corp	69,358
31,000	Nomura Securities	397,375
2,000	Noritake Co.	7,600
12,000	Obayashi Corp	34,061

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Morgan Stanley EAFE Index Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Japan—(Continued)	
16,000	Oji Paper Co.	$ 63,605
5,000	Okumura Corp (c)	12,284
5,000	Olympus Optical Co.	71,914
5,000	Omron Corp	66,763
4,000	Onward Kashiyama	38,395
1,200	Oriental Land Co., Ltd	82,497
1,200	Orix Corp.	107,493
40,000	Osaka Gas Co.	95,529
3,000	Pioneer Electonic Corp	65,466
2,000	Promise Co.	108,195
5,000	Ricoh Co., Ltd.	93,087
1,800	Rohm Co.	233,618
1,100	SMC Corp	111,964
4,000	Sanden Corp	11,750
7,000	Sankyo Co.	119,907
1,000	Sanrio Co.	7,897
29,000	Sanyo Electric Co.	136,968
10,000	Sapporo Breweries	27,697
3,500	Secom Co.	175,721
2,000	Sega Enterprises (b) (c)	39,905
2,000	Seino Transport (c)	8,118
6,000	Seiyu, Ltd. (b) (c)	12,498
10,000	Sekisui Chemical	26,324
12,000	Sekisui House	86,983
3,000	Seven Eleven Japan Co.	109,416
17,000	Sharp Corp	198,848
1,000	Shimachu Co.	13,734
500	Shimamura Co.	29,376
1,500	Shimano, Inc.	17,053
12,000	Shimizu Corp	40,653
7,100	Shin-Etsu Chemical Co.	255,158
5,000	Shionogi & Co.	85,457
7,000	Shiseido Co.	64,680
13,000	Shizuoka Bank	98,398
19,000	Showa Denko K.K. (c)	20,296
6,000	Showa Shell Sekiyu (c)	31,863
2,000	Skylark Co.	33,572
8,000	Snow Brand Milk Products (c)	13,246
4,200	Softbank Corp. (c)	67,938
14,800	Sony Corp.	676,423
77,000	Sumitomo Bank	326,072
26,000	Sumitomo Chemical	88,280
17,000	Sumitomo Corp.	77,957
13,000	Sumitomo Electric Industries	90,760
2,000	Sumitomo Forestry	10,499
17,000	Sumitomo Heavy Industry	9,080
47,000	Sumitomo Metal Industries (b)	15,062
8,000	Sumitomo Metal Mining	26,675
4,000	Sumitomo Osaka Cement	5,829
4,000	Sumitomo Realty & Development Co. (c)	18,312

Shares		Value (Note 1A)
	Japan—(Continued)	
7,000	Sumitomo Trust & Banking	$ 28,415
1,000	TDK Corp	47,154
16,000	Taiheiyo Cement (c)	24,294
18,000	Taisei Corp (c)	39,005
5,000	Taisho Pharmaceutical Co.	78,590
2,000	Taiyo Yuden Co.	30,292
4,000	Takara Shuzo Co.	33,633
5,000	Takashimaya Co.	29,490
14,000	Takeda Chemical Industries, Ltd.	633,450
1,800	Takefuji Corp.	130,200
1,000	Takuma Co.	6,844
14,000	Teijin	53,731
5,000	Teikoku Oil Co.	18,274
3,000	Terumo Corp	38,868
7,000	The 77 Bank, Ltd.	30,925
1,000	Tis, Inc.	23,882
12,000	Tobu Railway Co.	31,589
11,000	Toda Corp.	30,215
300	Toho Co.	32,458
8,000	Tohoku Electric Power	109,751
23,000	Tokio Marine & Fire Insurance	168,122
1,000	Tokyo Broadcasting System	15,184
21,800	Tokyo Electric Power	464,078
2,800	Tokyo Electron	137,372
45,000	Tokyo Gas Co. (c)	120,517
3,000	Tokyo Style Co.	25,729
16,000	Tokyu Corp. (c)	48,222
3,000	Tonen Gen Sekiyu	19,342
10,000	Toppan Printing Co.	92,248
22,000	Toray Industries, Inc.	53,212
49,000	Toshiba Corp.	168,244
7,000	Tosoh Corp	13,620
5,000	Tostem Corp	67,641
4,000	Toto, Ltd.	19,075
4,000	Toyo Seikan Kaisha	51,091
20,000	Toyobo Co.	25,027
2,000	Toyota Industries (c)	29,147
49,700	Toyota Motor Corp.	1,258,996
600	Trans Cosmos, Inc.	15,611
1,000	Trend Micro, Inc.	23,653
2,000	UNY Co.	20,327
15,000	Ube Industries	14,764
1,100	Uni-Charm Corp. (c)	22,997
3,000	Wacoal Corp	23,897
700	World Co. (c)	21,097
3,000	Yakult Honsha Co.	22,433
2,000	Yamaha Corp.	14,802
6,000	Yamanouchi Pharmaceutical	158,401
7,000	Yamato Transport	131,924
2,000	Yamazaki Baking Co.	10,972

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Morgan Stanley EAFE Index Portfolio
Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Japan—(Continued)	
6,000	Yasuda Fire & Marine Insurance Co.	$ 34,335
4,000	Yokogawa Electric (c)	31,894
		22,663,635
	Netherlands—5.6%	
24,611	ABN AMRO Holdings NV	396,405
7,133	ASML Holding NV (b)	123,972
19,180	Aegon NV	519,150
13,124	Ahold Koninklijke NV	381,873
4,753	Akzo Nobel NV	212,231
2,074	Buhrmann NV	22,769
2,683	Eads Euro Aero	32,584
12,018	Elsevier NV	142,102
1,186	Hagemeyer NV	22,176
4,886	Heineken NV	185,281
362	IHC Caland NV	16,922
31,894	ING Bank NV	813,304
729	KLM NV (c)	8,399
25,325	Koninklijke Kpn NV	128,753
22,263	Koninklijke Philips Electronics NV	661,669
1,195	Numico Kon NV	27,855
4,029	Oce NV	40,429
2,600	Qiagen NV	48,614
35,930	Royal Dutch Petroleum	1,820,289
7,016	TNT Post Groep NV	151,798
9,669	Unilever NV	566,902
1,777	VNU NV	54,601
1,383	Vedior NV	16,587
1,571	Vendex Kbb NV Cva	17,876
4,633	Wolters Kluwer NV	105,602
		6,518,143
	New Zealand—0.1%	
33,200	Carter Holt Harvey (c)	23,502
8,500	Fletcher Building	10,406
18,000	Fletcher Challenge (Forest Division)	1,649
28,700	Telecom Corp. of New Zealand (c)	59,753
8,500	Warehouse Group	23,360
		118,670
	Norway—0.5%	
900	Bergesen D.Y. ASA	15,955
10,700	Den Norske Bank ASA (c)	48,196
700	Elkem ASA	11,707
1,200	Frontline, Ltd (c)	12,443
4,000	Kvaerner ASA (c)	3,858
1,300	Merkantildata ASA (b)	1,536
4,000	Norsk Hydro ASA	167,683
1,800	Norske Skogsindust	33,815
	Norway—(Continued)	
300	Opticom ASA	$ 12,309
4,000	Orkla ASA	67,787
2,800	Petroleum Geo-Services (b)	21,696
1,400	Smedvig ASA	11,394
6,300	Statoil ASA	43,197
3,100	Storebrand ASA	17,972
10,700	Telenor ASA	46,048
3,600	Tomra Systems ASA	34,518
		550,114
	Portugal—0.4%	
35,427	Banco Comercial Portugues	143,521
2,517	Banco Espirito Santo & Comercial S.A.	32,428
10,938	Brisa-Auto Estradas de Portugal S.A.	46,357
1,943	Cimpor-Cimento de Portugal S.A.	34,081
47,703	Electricidade de Portugal S.A.	103,635
18,566	Portugal Telecom S.A.	144,643
18,000	Sonae SGPS S.A.	12,982
		517,647
	Singapore—0.8%	
22,000	Capitaland	22,280
13,000	Chartered Semiconductor Manufactoring, Ltd. (c)	34,498
12,000	City Developments	39,317
4,000	Creative Technology (c)	32,061
3,000	Cycle & Carriage	5,004
18,978	DBS Group Holdings, Inc. (c)	141,834
16,000	Keppel Corp	24,609
15,000	Neptune Orient Lines (b)	7,880
3,000	Overseas Union Enterprise	10,398
18,400	Overseas-Chinese Banking Corp.	109,612
8,000	Parkway Holdings	4,159
24,000	Sembcorp Industries	20,796
18,000	Singapore Airlines	107,230
6,000	Singapore Press Holdings, Ltd.	70,836
47,000	Singapore Technologies Engineering	59,816
105,000	Singapore Telecommunications, Ltd.	100,081
19,392	United Overseas Bank	133,375
11,000	United Overseas Land, Ltd.	10,068
6,000	Venture Manufactoring, Ltd.	43,217
		977,071
	Spain—3.1%	
600	ACS Actividades S.A.	14,638
980	Acerinox S.A. (c)	32,765
5,194	Altadis S.A.	88,330
4,919	Autopistas Cesa	49,009
73,239	Banco Central Hispanamericano S.A. (c)	613,625

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Spain—(Continued)	
54,064	Banco de Bilbao Vizcaya Argentaria	$ 669,104
3,711	Corp Mapfre S.A.	21,510
17,378	Endesa S.A. (c)	271,858
2,224	Fomento de Construcciones & Contratas (c)	46,039
4,837	Gas Natural SDG S.A. (c)	80,536
1,973	Grupo Dragados S.A.	26,403
14,520	Iberdrola S.A. (c)	189,010
3,626	Inditex	69,122
1,512	Metrovacesa S.A. (c)	20,867
169	Puleva Biotech S.A.	449
19,054	Repsol S.A. (c)	277,889
3,068	Sol Melia S.A.	23,328
75,084	Telefonica S.A. (b)	1,004,794
3,300	Telepizza (c)	5,112
3,098	Terra Networks, S.A.	25,377
4,499	Union Electric Fenosa (c)	72,825
3,421	Vallehermoso S.A.	21,291
2,261	Zeltia S.A. (c)	17,595
		3,641,476
	Sweden—2.3%	
5,000	Assa Abloy (c)	71,975
1,800	Atlas Copco AB	40,240
1,200	Atlas Copco AB (Series B)	25,225
1,900	Drott AB	19,562
6,400	Electrolux AB	95,484
2,400	Gambro AB	14,986
11,200	Hennes & Mauritz AB	231,694
136,400	LM Ericsson Telephone	741,185
700	Modern Time Group (c)	15,415
48,162	Nordic Baltic Holding	254,821
500	SKF AB	8,914
3,300	SSAB Svenskt Stal AB	32,246
3,800	Sandvik AB (c)	81,327
500	Sapa AB	6,864
3,000	Sas AB	19,448
6,100	Securitas AB (c)	115,723
10,100	Skand Enskilda BKN (c)	91,952
15,900	Skandia Forsaekrings (c)	115,199
5,600	Skanska AB	36,569
3,900	Svenska Cellulosa AB	106,705
10,100	Svenska Handelsbanken	148,279
1,000	Svenska Handelsbanken (Series B)	13,918
5,900	Swedish Match	31,216
2,000	Tele2 AB (b)	72,071
23,800	Telia (b) (c)	105,957
4,100	Trelleborg AB (Class B)	31,464
2,300	Volvo AB	37,165
5,300	Volvo AB (Series B) (c)	88,925
	Sweden—(Continued)	
3,000	WM-Data AB	$ 7,522
		2,662,051
	Switzerland—7.1%	
20,280	ABB, Ltd.	195,435
2,310	Adecco S.A.	125,566
350	Ascom Holding AG	6,166
140	Charles Vogele Holdings	5,376
550	Ciba Specialty Chemicals Holding, Inc.	34,369
1,150	Clariant AG	21,645
19,350	Credit Suisse Group	825,140
130	Fischer Georg AG	24,625
60	Forbo Holdings AG	18,250
146	Givaudan AG (b)	44,496
485	Holcim, Ltd. (Class B)	104,577
600	Kudelski S.A.	35,054
700	Logitech International S.A.	25,613
90	Lonza Group AG	58,815
6,575	Nestle S.A.	1,401,885
48,800	Novartis AG	1,763,537
50	Publigroupe S.A.	10,089
3,470	Richemont Cie Finance AG	64,476
1,728	Roche Holdings AG	141,546
11,886	Roche Holdings AG (Bearer)	848,335
100	SGS Holding	16,051
60	Serono S.A.	52,364
40	Sulzer AG	6,143
430	Sulzer Medica AG	18,129
1,700	Swatch Group AG	33,687
540	Swatch Group AG (Class B)	48,542
4,970	Swiss Reinsurance	499,904
880	Swisscom AG	243,811
2,008	Syngenta AG	104,010
22,490	UBS AG	1,135,133
150	Unaxis Holding AG	16,172
80	Valora Holdings AG	11,636
1,414	Zurich Financial Servicess AG	331,719
		8,272,296
	United Kingdom—24.1%	
10,643	3i Group, Plc.	133,135
3,304	AMEC, Plc.	18,994
18,179	ARM Holdings, Plc. (b)	94,983
3,900	AWG, Plc.	30,651
7,680	Airtours, Plc.	27,944
13,491	Amvescap, Plc.	194,581
29,631	AstraZeneca Group, Plc.	1,336,012
17,409	BAA, Plc.	139,481
38,061	BAE Systems, Inc.	171,444
9,370	BBA Group	38,593

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	United Kingdom—(Continued)	
59,689	BG Group, Plc.	$ 243,240
7,638	BOC Group, Plc.	117,833
379,695	BP Amoco, Plc.	2,950,929
145,457	BT Group, Plc.	535,596
3,291	BTG, Plc.	36,019
8,399	Balfour Beatty	21,147
28,182	Barclays, Plc.	933,116
4,584	Barratt Developments, Plc.	28,571
2,000	Berkeley Group, Plc.	20,667
19,272	Billiton	97,889
15,666	Boots Co., Plc.	133,268
9,918	Brambles Industries, Plc.	49,078
14,100	British Airways, Plc.	40,016
33,832	British America Tobacco, Plc.	286,818
8,190	British Land Co.	55,665
23,963	British Sky Broadcasting Group, Plc.	263,661
8,761	Bunzl, Plc.	56,103
38,129	CGNU, Plc.	468,916
7,000	CMG, Plc.	24,756
23,284	Cable & Wireless	111,998
35,060	Cadbury Schweppes, Plc.	223,495
9,423	Canary Wharf Group, Plc.	61,131
9,261	Capita Group, Plc.	66,078
8,868	Carlton Communications, Plc.	31,363
4,577	Celltech Group	58,220
65,222	Centrica, Plc.	210,732
18,121	Chubb, Plc.	45,362
36,378	Compass Group	272,664
40,164	Corus Group, Plc.	42,087
2,533	Daily Mail & General Tst	23,889
3,159	De Lousiana Rue Plc.	20,835
57,364	Diageo, Plc.	655,378
31,242	Dixons Group, Plc.	106,854
12,522	EMI Group, Plc.	65,062
1	Eidos, Plc. (b)	3
8,065	Electrocomponents, Plc.	62,915
5,213	Exel, Plc.	59,558
9,904	FKI, Plc.	26,666
9,918	GKN, Plc.	38,252
7,689	George Wimpey, Plc.	24,507
105,547	GlaxoSmithKline, Plc.	2,646,755
49,410	Granada Compass, Plc.	103,193
5,188	Great Portland Est	18,499
17,076	Great University Stores, Plc.	160,298
60,240	HBOS, Plc.	697,880
158,223	HSBC Holdings, Plc.	1,856,040
3,773	Hammerson, Plc.	24,354
12,348	Hanson, Plc.	85,184
32,219	Hays, Plc.	97,534
27,523	Hilton Group, Plc.	84,520
5,021	Imi	19,657
	United Kingdom—(Continued)	
12,918	Imperial Chemical Industries, Plc.	$71,255
4,328	Imperial Tobacco	57,069
15,912	International Power, Plc.	46,896
53,437	Invensys, Plc.	92,743
29,271	J. Sainsbury, Plc.	155,920
3,987	Johnson Matthey, Plc.	55,358
4,184	Kelda Group, Plc.	21,617
19,115	Kidde, Plc.	18,639
21,885	Kingfisher	127,724
7,996	Land Securities, Plc.	91,179
54,849	Lattice Group	124,531
84,008	Legal & General Group	194,402
93,997	Lloyds TSB Group	1,020,553
6,623	Logica, Plc.	61,690
2,001	Manitoba Group	34,714
42,043	Marconi, Plc.	25,547
47,578	Marks & Spencer, Plc.	249,975
11,249	Misys, Plc.	53,208
24,553	National Grid Group, Plc.	152,943
2,769	Next, Plc.	36,069
21,398	Novar, Plc.	39,536
10,961	Nycomed Amersham, Plc.	106,005
11,099	P&O Princess Cruise, Plc.	64,614
12,613	P&O, Plc.	43,644
3,000	Pace Micro Technologies, Plc.	15,282
13,130	Pearson, Plc.	151,155
22,000	Pilkington, Plc.	35,861
3,700	Provident Financial, Plc.	34,733
33,686	Prudential, Plc.	390,252
4,736	RMC Group, Plc.	42,666
6,700	Railtrack Group, Plc. (b)	0
8,000	Rank Group, Plc.	26,779
4,730	Reckitt & Benckiser	68,840
21,113	Reed International, Plc.	175,149
32,021	Rentokil Group, Plc.	128,625
24,805	Reuters Group, Plc.	245,488
7,001	Rexam, Plc.	38,184
18,010	Rio Tinto, Ltd.	344,947
9,066	Rolls Royce	21,969
11,945	Royal & Sun Alliance	68,626
45,812	Royal Bank Scotland Group, Plc.	1,114,803
3,000	SSL International, Plc.	23,687
8,754	Safeway, Plc.	40,770
21,085	Sage Group, Ltd.	70,120
4,355	Schroders, Plc.	53,558
5,381	Scot & Newcastle	41,115
7,140	Scot & Southern En	63,389
30,505	Scottish Power, Plc.	168,709
3,966	Serco Group, Plc.	20,780
2,853	Severn Trent, Plc.	29,855
82,482	Shell Transportation & Trading Co.	566,609

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	United Kingdom—(Continued)	
16,922	Signet Group, Plc.	$23,520
13,355	Six Continents, Plc.	132,171
6,200	Slough Estates, Plc.	29,913
15,595	Smith & Nephew, Plc.	94,192
8,833	Smiths Industries, Plc.	87,032
8,473	Spirent, Plc.	19,484
39,900	Stagecoach Holdings, Plc.	42,972
6,000	Tate & Lyle, Plc.	30,127
7,013	Taylor Woodrow, Plc.	17,351
22,153	Telewest Communications, Plc.	19,990
119,067	Tesco, Plc.	431,493
49,247	Unilever NC	404,242
2,820	United Business Media	19,700
9,244	United Utilities, Plc.	82,808
1,152,145	Vodafone AirTouch, Plc.	3,014,107
18,604	WPP Group, Plc.	205,780
2,722	Whitbread, Plc.	21,749
8,200	Wolseley, Plc.	68,622
		28,223,104
	United States—3.6%	
80	Capstone Turbine Corp.	433
35,400	Ishares MSCI EAFE Index Funds	4,223,220
40	Synthes Stratec	27,850
		4,251,503
	Total Common Stocks (Identified Cost $138,302,182)	115,795,862

Preferred Stocks—0.2%

Shares		Value (Note 1A)
	Australia—0.2%	
36,256	News Corp., Ltd. (c)	242,195
	Total Preferred Stocks (Identified Cost $275,471)	242,195

Short Term Investment—4.0%

Face Amount		Value (Note 1A)
	Discount Notes—4.0%	
$4,600,000	Federal Home Loan Mortgage 1.510%, 01/02/02	$ 4,599,807
	Total Short Term Investments (Identified Cost $4,599,807)	4,599,807
	Total Investments—103.2% (Identified Cost $143,177,460) (a)	120,637,864
	Other assets less liabilities	(3,703,104)
	Total Net Assets—100%	$116,934,760

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $143,467,389 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 3,101,470
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(25,930,995)
Net unrealized depreciation	$(22,829,525)

(b) *Non-Income producing security.*

(c) *A portion or all of the security was on loan. As of December 31, 2001, the market value of securities loaned was $4,716,433 with cash collateral backing valued at $4,902,129 and Securities Collateral backing valued at $40,400.*

Ten Largest Industries December 31, 2001		Percentage of Total Net Assets
1.	Banks	12.7%
2	Communication Services	11.5
3.	Drugs & Health Care	9.3
4.	Computers & Business Equipment	5.1
5.	Financial Services	5.0
6.	Food & Beverages	4.7
7.	Insurance	4.5
8.	Gas Exploration	4.2
9.	Automobiles	3.1
10.	Electric Utilities	3.0

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Morgan Stanley EAFE Index Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$120,637,864
Cash		35,230
Foreign cash at value (Identified cost $100,278)		99,042
Receivable for:		
Fund shares sold		459,427
Dividends and interest		62,983
Foreign taxes		70,664
Collateral for securities loaned		4,902,129
Prepaid expense		5,141
Total Assets		126,272,480
Liabilities		
Payable for:		
Fund shares redeemed	$ 9,256	
Securities purchased	4,323,191	
Withholding taxes	5,845	
Return of collateral for securities loaned	4,902,129	
Accrued expenses:		
Management fees	46,983	
Service and distribution fees Class B	813	
Other expenses	49,503	
Total Liabilities		9,337,720
Net Assets		$116,934,760
Net assets consist of:		
Capital paid in		$141,923,886
Undistributed net investment income		595,820
Accumulated net realized gains (losses)		(3,046,897)
Unrealized appreciation (depreciation) on investments and foreign currency		(22,538,049)
Net Assets		$116,934,760
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($112,775,084 divided by 12,889,327 shares of beneficial interest)		$ 8.75
Class B		
Net asset value and redemption price per share ($4,098,768 divided by 473,072 shares of beneficial interest)		$ 8.66
Class E		
Net asset value and redemption price per share ($60,908 divided by 6,967 shares of beneficial interest)		$ 8.74
Identified cost of investments		$143,177,460

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 1,683,977 (a)
Interest		79,586 (b)
		1,763,563
Expenses		
Management fees	$ 312,492	
Service and distribution fees—Class B	4,720	
Directors' fees and expenses	11,746	
Custodian	465,111	
Audit and tax services	14,628	
Legal	378	
Printing	44,376	
Insurance	2,874	
Miscellaneous	2,126	
Total expenses before reimbursement	858,451	
Expense reimbursement	(124,581)	733,870
Net Investment Income		1,029,693
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(2,611,118)	
Foreign currency transactions—net	2,738	(2,608,380)
Unrealized appreciation (depreciation) on:		
Investments—net	(22,772,881)	
Foreign currency transactions—net	(11,733)	(22,784,614)
Net gain (loss)		(25,392,994)
Net Increase (Decrease) in Net Assets From Operations		$(24,363,301)

(a) *Net of foreign taxes of $213,030*
(b) *Income on securities loaned $62,505*

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Morgan Stanley EAFE Index Portfolio

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 1,029,693	$ 694,985
Net realized gain (loss)	(2,608,380)	606,502
Unrealized appreciation (depreciation)	(22,784,614)	(15,075,824)
Increase (decrease) in net assets from operations	(24,363,301)	(13,774,337)
From Distributions to Shareholders		
Net investment income		
Class A	(331,373)	(918,980)
Class B	(3,798)	0
	(335,171)	(918,980)
Net realized gain		
Class A	(30,125)	(750,622)
Class B	(345)	0
	(30,470)	(750,622)
Total distributions	(365,641)	(1,669,602)
Increase (decrease) in net assets from capital share transactions	40,713,462	34,039,264
Total increase (decrease) in net assets	15,984,520	18,595,325
Net Assets		
Beginning of the year	100,950,240	82,354,915
End of the year	$116,934,760	$100,950,240
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 595,820	$ (98,404)

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	11,102,004	$104,432,531	5,906,769	$ 71,917,398
Reinvestments	35,651	361,498	149,518	1,669,602
Redemptions	(7,247,225)	(68,536,088)	(3,232,992)	(39,547,736)
Net increase (decrease)	3,890,430	$ 36,257,941	2,823,295	$ 34,039,264
Class B				
Sales	605,492	$ 5,579,375	0	$ 0
Reinvestments	412	4,143	0	0
Redemptions	(132,832)	(1,188,024)	0	0
Net increase (decrease)	473,072	$ 4,395,494	0	$ 0
Class E				
Sales	6,977	$ 60,108	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(10)	(81)	0	0
Net increase (decrease)	6,967	$ 60,027	0	$ 0
Increase (decrease) derived from capital share transactions	4,370,469	$ 40,713,462	2,823,295	$ 34,039,264

See accompanying notes to financial statements.

Financial Highlights

	Class A				Class B	Class E
	Year Ended December 31,			November 9, 1998(a) through December 31, 1998	January 2, 2001(a) through December 31, 2001	May 1, 2001(a) through December 31, 2001
	2001	2000	1999			
Net Asset Value, Beginning of Period	$ 11.22	$ 13.34	$ 10.80	$ 10.00	$11.12	$10.43
Income From Investment Operations						
Net investment income	0.09	0.07	0.10	0.01	0.04	0.00
Net realized and unrealized gain (loss) on investments	(2.52)	(2.00)	2.58	0.80	(2.46)	(1.69)
Total from investment operations	(2.43)	(1.93)	2.68	0.81	(2.42)	(1.69)
Less Distributions						
Distributions from net investment income	(0.03)	(0.11)	(0.06)	(0.01)	(0.03)	0.00
Distributions from net realized capital gains	(0.01)	(0.08)	(0.08)	0.00	(0.01)	0.00
Total distributions	(0.04)	(0.19)	(0.14)	(0.01)	(0.04)	0.00
Net Asset Value, End of Period	$ 8.75	$ 11.22	$ 13.34	$ 10.80	$ 8.66	$ 8.74
Total Return (%)	(21.7)	(14.5)	24.9	8.1 (b)	(21.8)(b)	(16.2)(b)
Ratio of operating expenses to average net assets (%)	0.70	0.58	0.50	0.49 (c)	0.95 (c)	0.85 (c)
Ratio of net investment income to average net assets (%)	1.00	0.76	1.25	0.71 (c)	0.46 (c)	0.00 (c)
Portfolio turnover rate (%)	9	10	44	13 (c)	9	9
Net assets, end of period (000)	$112,775	$100,950	$82,355	$25,453	$4,099	$ 61
The Ratios of operating expenses to average net assets without giving effect to the voluntary expense agreement would have been (%)	0.82	0.78	1.77	1.41 (c)	1.07 (c)	0.97 (c)

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*

See accompanying notes to financial statements.

PUTNAM INTERNATIONAL STOCK PORTFOLIO

MANAGEMENT'S DISCUSSION AND ANALYSIS

INVESTMENT OBJECTIVE
To achieve long-term growth of capital.

INCEPTION DATE 5/1/91

ASSET CLASS
International Stocks

NET ASSETS
$342.6 Million

PORTFOLIO MANAGER
Putnam Core International Equity Team, with Omid Kamshad as the Lead Manager

PERFORMANCE AT-A-GLANCE

For the year ended December 31, 2001, the Class A shares of the Putnam International Stock Portfolio returned −20.6%, outperforming its benchmark, the Morgan Stanley Capital International (MSCI) EAFE® Index[6], which returned −21.4% for the same time period. The average return of the Portfolio's peer group, the Lipper Variable Insurance Product International Funds universe[15], was −21.5% for the same period. Stock selection generated much of the year's outperformance, though sector allocations were also positive.

PORTFOLIO ACTIVITY

Stock selection was strong throughout 2001, particularly in the technology and health-care sectors. Overweighting Samsung Electronics (Korea) was a big contributor to performance; avoiding communications equipment makers Alcatel (France) and Marconi (United Kingdom) and underweighting Ericsson (Sweden) also enhanced results. Overweighting European pharmaceutical stocks in the health-care sector also proved positive. These gains helped offset the negative impact of the weak financial and consumer staples, sectors.

From a sector perspective, underweighting technology and overweighting energy proved most beneficial. Technology finished the year as the worst-performing sector, losing over 33%, while energy held its ground, slipping just 0.4%, making it the second best-performing sector.

Among country allocations, the portfolio benefited from overweighting Ireland, one of only three countries with positive local-currency gains for the year, and underweighting Italy and Germany, which returned −18.2% and −22.6%, respectively. These contributions were somewhat offset by the negative impact of underweighting Australia, Japan, and Spain. Japan managed to modestly beat the index, although its economic conditions continued to deteriorate.

PORTFOLIO OUTLOOK[A]

We are positioning the portfolio in anticipation of an equity rally sparked by an economic recovery during the second half of 2002. Although we are quite negative on Japan's longer-term economic growth prospects, we believe the country's equity market will fare better than most in a global economic recovery, as is often the case with more marginal world economies. Given the weak yen, we are focusing on multinational exporters, especially carmakers Toyota and Honda and game-maker Nintendo. Conversely, we are increasingly bullish on European economies, which we believe will expand, aided by recent interest-rate reductions. We also see an improving outlook for emerging markets, which should recover in step with the U.S. economy.

Among our sector allocations, we continue to add gradually to our technology holdings. We believe technology capital expenditures will not recover sufficiently until 2003; however, we are identifying nearer-term opportunities in the sector while positioning the portfolio accordingly longer term.

PORTFOLIO COMPOSITION

Top Holdings as of December 31, 2001

Security	% of Total Net Assets
Total Fina S.A.	4.5%
Vodafone AirTouch, Plc.	3.9
AstraZeneca Group, Plc.	3.9
Shell Transportation & Trading Co.	3.5
Samsung Electronics, Ltd.	3.4
ING Bank N.V.	3.3
Sanofi-Synthelabo S.A.	3.2
NTT Corp.	3.0
GlaxoSmithKline	2.5
Allianz Holding AG	2.5

A $10,000 INVESTMENT COMPARED TO THE MSCI EAFE INDEX SINCE 12/31/91



$25,000
22,000
19,000
16,000
13,000
10,000
7,000
Putnam International Stock
MSCI EAFE Index
12/91
12/93
12/95
12/97
12/99
12/01

Average Annual Total Returns As of December 31, 2001

	Putnam International Stock Portfolio Class A	Putnam International Stock Portfolio Class E	MSCI EAFE Index
1 Year	−20.6%	N/A	−21.4%
3 Years	−6.0	N/A	−5.1
5 Years	−0.1	N/A	0.9
10 Years	3.3	N/A	4.5
Since Inception	2.9	−13.6(a)	4.5

(a) Inception date was May 1, 2001.

Performance numbers are net of all Portfolio expenses but do not include any insurance, sales, or administrative charges of variable annuity or life insurance contracts. If these charges were included, the returns would be lower.

This information represents past performance and is not indicative of future results. Investment return and principal value may fluctuate so that shares, upon redemption, may be worth more or less than the original cost.

See footnotes to Portfolio Manager Commentary.

Investments as of December 31, 2001

Common Stocks—99.7% of Total Net Assets

Shares		Value (Note 1A)
	Australia—0.9%	
354,089	Broken Hill Property Co. (c)	$ 1,903,025
62,906	Rio Tinto, Ltd. (c)	1,197,975
		3,101,000
	Belgium—0.7%	
161,400	Dexia S.A.	2,327,458
	Canada—2.3%	
7,387	Alcan Aluminum, Ltd.	265,130
1,100,000	Ashurst Technology, Ltd. (b) (e)	0
282,330	IsleInvest, Ltd. (d)	0
36,441	Royal Bank of Canada Montreal Quebec	1,186,169
125,659	Sun Life Financial Services, Inc. (b)	2,679,221
64,088	Suncor Energy, Inc.	2,109,032
67,199	Toronto Dominion Bank	1,733,678
		7,973,230
	Denmark—1.1%	
160,866	Den Danske Bank (c)	2,581,006
30,034	Tele Danmark A/S	1,069,843
		3,650,849
	Finland—1.0%	
175,029	Stora Enso Oyj (c)	2,240,434
47,000	Tietoenator Oyj (c)	1,244,652
		3,485,086
	France—15.1%	
48,396	Accor S.A.	1,758,944
30,953	Aventis S.A.	2,197,337
38,256	BNP Paribas	3,422,385
106,645	Bouygues S.A. (b)	3,493,426
22,717	Groupe Danone	2,770,351
134,762	Havas Advertising (c)	975,262
32,869	Lafarge S.A.	3,069,200
107,870	Orange S.A. (c)	977,489
40,201	Publicis S.A.	1,064,602
147,848	Sanofi-Synthelabo S.A.	11,028,660
62,577	Society General de France S.A.	3,500,929
68,477	Television Francaise S.A.	1,730,507
109,152	Total Fina S.A.	15,584,731
		51,573,823
	Germany—7.3%	
35,463	Allianz Holdings AG	8,396,927
49,260	BASF A.G.	1,830,687
121,667	Bayerische Motoren Werke A.G. (c)	4,240,019
102,251	Deutsche Post A.G. (c)	1,364,371
46,043	Metro A.G. (c)	1,633,259
	Germany—(Continued)	
26,776	Muenchener Ruckverssicherungs A.G.	$ 7,268,380
36,532	ProSieben Sat.1 Media A.G. (c)	186,984
		24,920,627
	Hong Kong—2.5%	
486,300	Cheung Kong Holdings, Ltd.	5,051,496
159,800	China Mobile, Ltd.	562,535
73,300	Hang Seng Bank	806,063
495,770	Hong Kong & China Gas Co., Ltd.	610,354
405,500	Hong Kong Electric Co., Ltd	1,508,063
		8,538,511
	Ireland—2.9%	
151,944	Allied Irish Banks, Plc.	1,758,289
282,056	CRH, Plc.	4,978,761
70,202	Elan Corp. (b)	3,249,497
		9,986,547
	Italy—2.1%	
256,256	Sao Paolo Imi SpA (c)	2,748,681
462,797	Telecom Italia Mobile SpA (c)	2,582,982
378,100	Telecom Italia SpA (c)	2,019,394
		7,351,057
	Japan—13.8%	
18,700	Acom Co., Ltd.	1,363,140
9,500	Aiful Corp.	614,915
23,200	Asatsu, Inc.	453,339
81,000	Canon, Inc.	2,788,413
9,500	Fast Retailing Co., Ltd.	845,508
36,000	Fuji Photo Film Co.	1,286,009
319	Fuji Television Network, Inc.	1,288,077
99,900	Honda Motor Co.	3,988,070
18	Japan Telecom Co.	53,996
5,000	Kao Corp	104,000
118,000	Matsushita Electric Works (c)	971,850
17,000	NEC Corp.	173,491
658,000	Nikko Securities, Ltd.	2,938,173
14,100	Nintendo Co.	2,470,002
872	Nippon Telegraph & Telephone Corp.	10,250,210
294	Nippon Telephone & Telegraph Corp.	958,232
5,470	Nippon Television Network Corp.	1,165,313
18,100	Orix Corp. (c)	1,621,968
14,800	Rohm Co.	1,921,594
72,000	Sankyo Co.	1,233,799
51,000	Shionogi & Co.	871,995
18,000	Shiseido Co.	166,384
55,800	Sony Corp.	2,551,271
331,000	Tokyo Gas Co. (c)	886,810

See accompanying notes to financial statements.

Investments as of December 31, 2001

Common Stocks—(Continued)

Shares		Value (Note 1A)
	Japan—(Continued)	
254,100	Toyota Motor Corp.	$ 6,439,295
		47,405,854
	Mexico—0.2%	
848,000	BBVA Banco BHIF	773,351
	Netherlands—4.9%	
21,576	ABN AMRO Holdings NV	347,434
68,908	Akzo Nobel NV	3,076,124
439,581	ING Bank NV	11,206,634
7,980	Koninhlijke Philips Electronics N.V.	237,112
42,800	TNT Post Groep NV	925,792
35,918	VNU NV	1,103,368
		16,896,464
	New Zealand—0.0%	
61,668	Telecom Corp. of New Zealand (c)	128,362
	Portugal—0.2%	
87,705	Portugal Telecom S.A.	683,118
	Singapore—1.1%	
143,586	DBS Group Holdings, Inc.	1,073,104
178,850	Overseas-Chinese Banking Corp.	1,065,448
13,000	Singapore Airlines	77,444
106,000	Singapore Press Holdings, Ltd.	1,251,449
4,000	United Overseas Bank	27,512
21,000	Venture Manufactoring, Ltd.	151,259
		3,646,216
	South Korea—0.1%	
1,240	SK Telecom	253,970
	Spain—1.2%	
31,840	Altadis S.A.	541,340
25,499	Banco Popular Espanol S.A. (c)	837,100
203,963	Telefonica S.A. (b)	2,728,812
		4,107,252
	Sweden—4.2%	
425,116	Investor AB	4,656,633
834,754	LM Ericsson Telephone (c)	4,551,897
261,490	Nordic Baltic Holding	1,388,376
80,931	Sandvik AB (c)	1,738,162
19,870	Securitas AB (c)	378,277
106,170	Svenska Handelsbanken	1,564,161
		14,277,506
	Switzerland—5.7%	
34,030	Ciba Specialty Chemicals Holding, Inc. (c)	$ 2,127,388
5,800	Julius Baer Holding Beare	1,957,098
23,751	Nestle S.A.	5,066,193
112,792	Novartis AG	4,077,802
136,500	Richemont Cie Finance A.G.	2,537,373
29,710	Swatch Group AG	588,973
13,550	Swatch Group AG (Class B)	1,218,569
8,900	Swiss Reinsurance	895,577
255	Syngenta AG	13,214
994	Synthes Stratec	692,374
5,515	UBS A.G.	278,475
		19,453,036
	United Kingdom—22.0%	
94,100	Abbey National, Plc.	1,340,664
6,200	Allied Irish Banks, Plc.	71,746
293,517	AstraZeneca Group, Plc.	13,219,622
224,542	BAE Systems, Inc.	1,010,328
168,888	BOC Group, Plc.	2,602,610
285,300	Billiton	1,447,543
203,900	Cadbury Schweppes, Plc.	1,298,362
339,577	Compass Group	2,542,435
81,900	Diageo, Plc.	934,669
338,423	GlaxoSmithKline, Plc.	8,477,143
97,517	HSBC Holdings, Plc.	1,142,667
137,300	Hays, Plc.	415,182
29,500	Kingfisher	171,977
269,113	Misy's, Plc.	1,271,518
53,424	Rio Tinto, Ltd.	1,022,108
498,249	Scottish Power, Plc.	2,752,545
1,737,556	Shell Transportation & Trading Co.	11,922,990
128,986	Smiths Industries, Plc.	1,269,508
80,100	South African Brew	544,983
842,348	Tesco, Plc.	3,049,266
165,739	United Business Media	1,156,566
5,112,977	Vodafone AirTouch, Plc.	13,361,250
402,033	WPP Group, Plc.	4,442,011
		75,467,693
	United States—10.4%	
47,277	Companhia de Bebidas das Americas (ADR) (c)	959,250
8,300	Elan, Plc.	373,998
38,196	Grupo Television S.A. (ADR) (c)	1,649,303
30,092	Gucci Group N.V. (ADR) (c)	2,554,811
215,200	Korea Electric Power Corp. (ADR) (c)	1,969,080
134,450	Korea Telecom (ADR) (c)	2,733,369
31,800	Korea Tobacco & Ginseng Corp. (144A)	238,500
2,650	Merrill Lynch International, Ltd. (ADR)	562,928
149,016	News Corp., Ltd. (ADR) (c)	4,740,199

See accompanying notes to financial statements.

Common Stocks—(Continued)

Shares		Value (Note 1A)
	United States—(Continued)	
68,957	Petroleo Brasileiro S.A. (ADR) (c)	$ 1,606,698
61,635	Pohang Iron & Steel, Ltd. (ADR)	1,417,605
40,800	SK Telecom, Ltd. (ADR) (c)	882,096
100,910	Samsung Electronics, Ltd. (144A) (ADR)	11,705,560
74,934	Telefonos de Mexico S.A. (ADR) (c)	2,624,189
9,100	UBS A.G. (144A)	770,978
34,300	Unibanco-Uniao de Banco (ADR) (c)	764,890
		35,553,454
	Total Common Stocks (Identified Cost $378,766,200)	341,554,464

Short Term Investments—0.3%

Face Amount		Value (Note 1A)
	Commercial Paper—0.3%	
$1,071,000	Tyco Capital Corp. 1.600%, 01/02/02	$ 1,070,952
	Total Short Term Investments (Identified Cost $1,070,952)	1,070,952
	Total Investments—100.0% (Identified Cost $379,837,152) (a)	342,625,416
	Other assets less liabilities	(5,441)
	Total Net Assets—100%	$342,619,975

(a) *Federal Tax Information:*
At December 31, 2001 the net unrealized depreciation on investments based on cost of $387,396,282 for federal income tax purposes was as follows:

Aggregate gross unrealized appreciation for all investments in which there is an excess of value over tax cost	$ 14,241,047
Aggregate gross unrealized depreciation for all investments in which there is an excess of tax cost over value	(59,011,913)
Net unrealized depreciation	$(44,770,866)

(b) *Non-Income producing security.*
(c) *A portion or all of the security was on loan. As of June 30, 2001, the market value of securities loaned was $23,236,121 with collateral backing valued at $24,267,483.*
(d) *Illiquid Security.*
(e) *Non-Income producing; Defaulted Bond.*

Key to Abbreviations:
ADR—*An American Depositary Receipt (ADR) is a certificate issued by a Custodian Bank representing the right to receive securities of the foreign issuer described. The value of ADRs is significantly influenced by trading on exchanges not located in the United States or Canada.*
144A—*Securities exempt from registration under Rule 144A of the securities act of 1933. These securities may be resold to institutional buyers. At the period end, the value of these securities amounted to $12,715,038 or 3.7% of net assets.*

Ten Largest Industries as of December 31, 2001	Percentage of Total Net Assets
1 Communication Services	15.8%
2 Drugs & Health Care	13.3
3 Financial Services	9.6
4 Banks	9.1
5 Gas Exploration	4.6
6 Automobiles	4.3
7 Domestic Oil	4.1
8 Industrial Machinery	3.9
9 Computers & Business Equipment	3.6
10 Food & Beverages	3.4

See accompanying notes to financial statements.

Metropolitan Series Fund, Inc.
Putnam International Stock Portfolio

Statement of Assets & Liabilities
December 31, 2001

Assets		
Investments at value		$342,625,416
Receivable for:		
Securities sold		988,565
Fund shares sold		734,946
Dividends and interest		316,728
Foreign taxes		284,688
Miscellaneous		512
Collateral for securities loaned		24,267,483
Prepaid expense		2,174
Total Assets		369,220,512
Liabilities		
Payable for:		
Fund shares redeemed	$ 592,850	
Securities purchased	1,118,270	
Withholding taxes	37,159	
Due to custodian bank	246,679	
Miscellaneous	935	
Return of collateral for securities loaned	24,267,483	
Accrued expenses:		
Management fees	261,783	
Service and distribution fees Class E	238	
Other expenses	75,140	
Total Liabilities		26,600,537
Net Assets		$342,619,975
Net assets consist of:		
Capital paid in		$430,125,439
Undistributed net investment income		2,174,084
Accumulated net realized gains (losses)		(52,465,475)
Unrealized appreciation (depreciation) on investments and foreign currency		(37,214,073)
Net Assets		$342,619,975
Computation of offering price:		
Class A		
Net asset value and redemption price per share ($340,426,055 divided by 35,884,482 shares of beneficial interest)		$ 9.49
Class E		
Net asset value and redemption price per share ($2,193,920 divided by 232,643 shares of beneficial interest)		$ 9.43
Identified cost of investments		$379,837,152

Statement of Operations
Year Ended December 31, 2001

Investment Income		
Dividends		$ 6,045,660 (a)
Interest		961,484 (b)
		7,007,144
Expenses		
Management fees	$ 3,362,607	
Service and distribution fees—Class E	498	
Directors' fees and expenses	13,138	
Custodian	685,433	
Audit and tax services	16,283	
Legal	1,337	
Printing	245,317	
Insurance	4,377	
Miscellaneous	8,084	
Total expenses before reductions	4,337,074	
Expense reductions	(65,153)	4,271,921
Net Investment Income		2,735,223
Realized and Unrealized Gain (Loss)		
Realized gain (loss) on:		
Investments—net	(36,690,575)	
Foreign currency transactions—net	(11,703,386)	(48,393,961)
Unrealized appreciation (depreciation) on:		
Investments—net	(38,720,013)	
Foreign currency transactions—net	1,687	(38,718,326)
Net gain (loss)		(87,112,287)
Net Increase (Decrease) in Net Assets From Operations		$(84,377,064)

(a) *Net of foreign taxes of $812,665*
(b) *Income on securities loaned $192,330*

See accompanying notes to financial statements.

Statement of Changes in Net Assets

	Year Ended December 31, 2001	Year Ended December 31, 2000
From Operations		
Net investment income	$ 2,735,223	$ 830,308
Net realized gain (loss)	(48,393,961)	12,960,700
Unrealized appreciation (depreciation)	(38,718,326)	(41,133,021)
Increase (decrease) in net assets from operations	(84,377,064)	(27,342,013)
From Distributions to Shareholders		
Net investment income		
Class A	(1,008,310)	(2,075,007)
Net realized gain		
Class A	(13,073,256)	0
Total distributions	(14,081,566)	(2,075,007)
Increase (decrease) in net assets from capital share transactions	12,559,751	140,105,003
Total increase (decrease) in net assets	(85,898,879)	110,687,983
Net Assets		
Beginning of the year	428,518,854	317,830,871
End of the year	$342,619,975	$428,518,854
Undistributed (Overdistributed) Net Investment Income		
End of the year	$ 2,174,084	$ 531,284

Other Information:

Capital Shares

Transactions in capital shares were as follows:

	Year Ended December 31, 2001		Year Ended December 31, 2000	
	Shares	$	Shares	$
Class A				
Sales	113,849,758	$ 1,165,083,321	53,163,297	$ 695,948,436
Reinvestments	1,315,960	14,081,566	159,985	2,075,007
Issued from substitution	0	0	8,251,275	98,173,123
Redemptions	(113,873,512)	(1,168,763,616)	(49,894,098)	(656,091,563)
Net increase (decrease)	1,292,206	$ 10,401,271	11,680,459	140,105,003
Class E				
Sales	243,695	$ 2,260,187	0	$ 0
Reinvestments	0	0	0	0
Redemptions	(11,052)	(101,707)	0	0
Net increase (decrease)	232,643	$ 2,158,480	0	$ 0
Increase (decrease) derived from capital share transactions	1,524,849	$ 12,559,751	11,680,459	$ 140,105,003

See accompanying notes to financial statements.

Financial Highlights

	Class A					Class E
	Year Ended December 31,					May 1, 2001(a) through December 31,
	2001	2000	1999	1998	1997	2001
Net Asset Value, Beginning of Period	$ 12.39	$ 13.87	$ 14.14	$ 11.67	$ 11.95	$10.91
Income From Investment Operations						
Net investment income	0.08	0.02	0.13	0.13	0.10	0.00
Net realized and unrealized gain (loss) on investments	(2.57)	(1.42)	2.05	2.50	(0.38)	(1.48)
Total from investment operations	(2.49)	(1.40)	2.18	2.63	(0.28)	(1.48)
Less Distributions						
Distributions from net investment income	(0.03)	(0.08)	(0.13)	(0.16)	0.00	0.00
Distributions from net realized capital gains	(0.38)	0.00	(2.32)	0.00	0.00	0.00
Total distributions	(0.41)	(0.08)	(2.45)	(0.16)	0.00	0.00
Net Asset Value, End of Period	$ 9.49	$ 12.39	$ 13.87	$ 14.14	$ 11.67	$ 9.43
Total Return (%)	(20.6)	(10.1)	16.4	22.6	(2.3)	(13.6)(b)
Ratio of operating expenses to average net assets before expense reductions (%)	1.16	—	—	—	—	1.31 (c)
Ratio of operating expenses to average net assets after expense reductions (%) (d)	1.14	1.09	0.97	1.02	1.03	1.30 (c)
Ratio of net investment income to average net assets (%)	0.73	0.25	0.95	0.87	0.77	(0.17)(c)
Portfolio turnover rate (%)	68	166	87	156	182	68
Net assets, end of period (000)	$340,426	$428,519	$317,831	$297,381	$267,089	$2,194

(a) *Commencement of operations.*
(b) *Periods less than one year are not computed on an annualized basis.*
(c) *Computed on an annualized basis.*
(d) *The Portfolio has entered into arrangements with certain brokers who paid a portion of the Portfolio's expenses.*

See accompanying notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES:

The Metropolitan Series Fund, Inc. (Fund) is registered under the Investment Company Act of 1940 as a diversified open end investment company. The Fund is a "series" type of mutual fund, which issues separate classes (or series) of stock. Each class or series represents an interest in a separate portfolio of Fund investments ("Portfolio"). Shares in the Fund are not offered directly to the general public and are currently available only to separate accounts established by Metropolitan Life Insurance Company ("MetLife"), New England Life Insurance Company ("NELICO"), General American Life Insurance Company, The MetLife Investors Group of Insurance Companies and other affiliated insurance companies ("the Insurance Companies"), as an investment vehicle for variable life insurance or variable annuity products, although not all Portfolios are available to all such separate accounts. Each Portfolio's shares may be divided into different classes. Currently the classes being offered by some or all Portfolios are named Class A, Class B, and Class E. The classes of a given Portfolio's shares are identical, except that certain additional charges (Rule 12b-1 fees) are made against Class B and Class E shares. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. **Investment Security Valuation:**

Portfolio securities that are traded on domestic stock exchanges are valued at the last price as of the close of business on the day the securities are being valued, or, lacking any sales, at the mean between closing bid and asked prices. Securities trading primarily on non-domestic exchanges are valued at the preceding closing price on the exchange where it primarily trades. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for that security by the Board of Directors or its delegates. If no closing price is available, then such securities are valued by using the mean between the last current bid and asked prices or, second, by using the last available closing price. Equity securities traded on a national securities exchange or exchanges or the NASDAQ National Market System are valued at their last sale price on the principal trading market. Equity securities traded on a national securities exchange or exchanges or on the NASDAQ National Market System for which there is no reported sale during the day, are valued at the last reported bid price (except for the Neuberger Berman Partners Mid Cap Value Portfolio which would value such security first at the last sale, and second at the bid price). All non-U.S. securities traded in the over-the-counter securities market are valued at the last sale quote, if market quotations are available, or the last closing bid price, if there is no active trading in a particular security for a given day (except for the Neuberger Berman Partners Mid Cap Value Portfolio, which would be valued at the mean between closing bid and asked price). Where market quotations are not readily available for such non-domestic over-the-counter securities, then such securities will be valued in good faith by a method that the Board of Directors, or its delegates, believe accurately reflects fair value. Portfolio securities which are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market, and it is expected that for debt securities this ordinarily will be the over-the-counter market. Securities and assets for which market quotations are not readily available (e.g. certain long-term bonds and notes) are valued at fair value as determined in good faith by or under the direction of the Board of Directors of the Fund, including valuations furnished by a pricing service retained for this purpose and typically utilized by other institutional-sized trading organizations. Forward foreign currency exchange contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank or dealer. Short-term instruments with a remaining maturity of sixty days or less are valued utilizing the amortized cost method of valuation. If for any reason the fair value of any security is not fairly reflected by such method, such security will be valued by the same methods as securities having a maturity of more than sixty days.

Options, whether on securities, indices, or futures contracts, are valued at the last sales price available as of the close of business on the day of valuation or, if no sale, at the mean between the bid and asked prices. Options on currencies are valued at the spot price each day. As a general matter, futures contracts are marked-to-market daily. The value of futures contracts will be the sum of the margin deposit plus or minus the difference between the value of the futures contract on each day the net asset value is calculated and the value on the date the futures contract originated, value being that established on a recognized commodity exchange, or by reference to other customary sources, with gain or loss being realized when the futures contract closes or expires.

B. Investment Security Transactions:

Portfolio security transactions are recorded on the trade date. Securities denominated in foreign currencies are translated at exchange rates prevailing on the respective dates traded. Dividend income is recorded on the ex-dividend date or, for certain foreign securities, when notified; interest income is accrued as earned. Transactions denominated in foreign currencies are recorded at the rate prevailing when earned or incurred. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on the identified cost basis, which is the same basis used for federal income tax purposes. Asset and liability accounts that are denominated in foreign currencies are adjusted to reflect current exchange rates prevailing on the respective dates traded.

C. Federal Income Taxes:

It is the Fund's policy to comply with the requirements of the Internal Revenue Code and regulations thereunder applicable to regulated investment companies and to distribute all of its taxable income to shareholders. Therefore, no Federal income tax provision is required. As of December 31, 2001, the following portfolios had capital loss carryovers.

Portfolio	Total	Expiring 12/31/09	Expiring 12/31/08	Expiring 12/31/07
Lehman Brothers Aggregate Bond Index	$ 2,582,127	$ 798,143	$1,343,164	$440,820
Putnam Large Cap Growth	20,800,247	19,562,270	1,237,977	—
Janus Mid Cap	635,905,206	635,905,206	0	0
MetLife Mid Cap Stock Index	271,520	271,520	0	0
State Street Research Investment Trust	253,425,660	253,425,660	0	0
Janus Growth	1,120,173	1,120,173	0	0
Franklin Templeton Small Cap Growth	226,602	226,602	0	0
Morgan Stanley EAFE Index	2,822,295	2,822,295	0	0
Putnam International Stock	44,917,207	44,917,207	0	0

D. Foreign Currency Translation:

The books and records of the Fund are maintained in U.S. dollars. The values of securities, currencies and other assets and liabilities denominated in currencies other than U.S. dollars are translated into U.S. dollars based upon foreign exchange rates prevailing at the end of the period. Purchases and sales of investment securities, income and expenses are translated on the respective dates of such transactions. Since the values of investment securities are presented at the foreign exchange rates prevailing at the end of the period, it is not practical to isolate that portion of the results of operations arising from changes in exchange rates from that portion of the results of operations reflecting fluctuations arising from changes in market prices of the investment securities. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded by each Portfolio and the U.S. dollar equivalent of the amounts actually received or paid by each Portfolio. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, other than investment securities, resulting from changes in the exchange rate.

E. Forward Foreign Currency Exchange Contracts:

A forward foreign currency exchange contract is an agreement between two parties to buy or sell a specific currency for a set price on a future date. The Fund may enter into forward foreign currency exchange contracts to hedge security transactions on holdings denominated in a foreign currency. Should foreign currency exchange rates move unexpectedly, the Fund may not achieve the anticipated benefits of the forward foreign currency exchange contracts and may realize a loss. The use of forward foreign currency exchange contracts involves the risk of imperfect correlation in movements in the price of the underlying hedged assets and foreign currency exchange rates. During the period that a contract is open, changes in the value of the contract are recognized as an unrealized gain or loss by "marking to market" on a daily basis. A realized gain or loss will be recognized when a contract is completed or canceled.

F. Repurchase Agreements:

The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System, or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults, and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

G. Estimates and Assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

H. Expense Reductions:

Certain portfolio trades are directed to brokers who paid a portion of the Portfolio's expenses. Amounts paid for each Portfolio are shown as expense reductions in the Statement of Operations of the respective Portfolio.

I. "When-issued" Securities:

Purchasing securities "when-issued" is a commitment by a Portfolio to buy a security before the security is actually issued. The amount of the Portfolio's payment obligation and the security's interest rate are determined when the commitment is made, even though no interest accrues until the security is issued, which is generally 15 to 120 days later. The Portfolio will segregate liquid assets with its custodian sufficient at all times to satisfy these commitments. If the value of the security is less when delivered than when the commitment was made, the Portfolio will suffer a loss.

J. Change in Accounting Policy:

The Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies, as revised, effective for its year beginning January 1, 2001. As required, the Fund began amortizing premiums on debt securities effective January 1, 2001. Prior to this date, the Fund did not amortize premiums on debt securities. The cumulative effect of this accounting change has no impact on the total net assets of the affected Portfolio but results in a decrease to the cost of securities and corresponding increase in net unrealized appreciation.

Portfolio	Net Unrealized Appreciation/ (Depreciation)	Accumulated Undistributed Net Investment Income
Lehman Brothers Aggregate Bond Index Portfolio	$655,145	$(655,145)

Notes to Financial Statements—December 31, 2001—(Continued)

The effect of this change for the Lehman Brothers Aggregate Bond Index Portfolio, for the year ended December 31, 2001, was to make the following reclassifications.

Portfolio	Net Unrealized Appreciation/ (Depreciation)	Net Investment Income	Net Realized Gain/Loss
Lehman Brothers Aggregate Bond Index Portfolio	$560,826)	$(650,327)	$89,501

2. PURCHASES AND SALES:

For the year ended December 31, 2001, purchases and sales of securities (excluding short-term investments) for each of the Portfolios were as follows:

	Purchases		Sales	
Portfolio	U.S. Government	Other	U.S. Government	Other
State Street Research Investment Trust	$ —	$2,613,430,905	$ —	$2,737,559,419
MetLife Stock Index	—	402,738,229	—	185,990,633
Putnam International Stock	—	254,748,436	—	243,211,123
Janus Mid Cap	—	1,274,381,986	—	1,273,860,301
Neuberger Berman Partners Mid Cap Value	—	357,278,138	—	312,956,579
Lehman Brothers Aggregate Bond Index	69,633,856	7,471,048	27,214,393	7,915,669
Morgan Stanley EAFE Index	—	49,133,820	—	8,964,469
Russell 2000 Index	—	87,749,208	—	61,730,290
Putnam Large Cap Growth	—	68,710,932	—	34,200,552
State Street Research Aurora Small Cap Value	—	224,091,261	—	22,728,135
MetLife Mid Cap Stock Index	—	76,301,320	—	36,482,763
Janus Growth	—	22,928,584	—	9,947,449
Franklin Templeton Small Cap Growth	—	13,569,294	—	2,570,806

3. EXPENSES:

A. **Investment Management Agreements:** Prior to May 1, 2001, Metropolitan Life was the investment adviser to the Portfolios. Effective May 1, 2001, MetLife Advisers, LLC. (MetLife Advisers) became the investment adviser to the Portfolios. The Fund has entered into investment management agreements with MetLife Advisers. For providing investment management services to the Fund, MetLife Advisers receives monthly compensation at the annual rate of:

Portfolio	Management Fees earned by Metropolitan Life Through April 30, 2001	Management Fees earned by MetLife Advisers from May 1, 2001 Through December 31, 2001	Annual Percentage Rates paid to Adviser	Based on Portfolio Average Daily Net Asset Value Levels
State Street Research Investment Trust	$4,659,723	$8,302,254	0.550%	Of the first $500 million
			0.500%	Of the next $500 million
			0.450%	On amounts in excess of $1 billion
MetLife Stock Index	3,098,491	6,293,988	0.250%	Of all assets
Putnam International Stock	1,194,893	2,167,714	0.900%	Of the first $500 million
			0.850%	Of the next $500 million
			0.800%	On amounts in excess of $1 billion
Janus Mid Cap	3,314,856	5,317,864	0.750%	Of the first $100 million
			0.700%	Of the next $400 million
			0.650%	On amounts in excess of $500 million
			0.700%	On amounts in excess of $250 million

Notes to Financial Statements—December 31, 2001—(Continued)

Portfolio	Management Fees earned by Metropolitan Life Through April 30, 2001	Management Fees earned by MetLife Advisers from May 1, 2001 Through December 31, 2001	Annual Percentage Rates paid to Adviser	Based on Portfolio Average Daily Net Asset Value Levels
Neuberger Berman Partners Mid Cap Value	$337,380	$ 750,474	0.700%	Of the first $100 million
			0.675%	Of the next $250 million
			0.650%	Of the next $500 million
			0.625%	Of the next $750 million
			0.600%	On amounts in excess of $1.6 billion
			0.600%	On amounts in excess of $50 million
Lehman Brothers Aggregate Bond Index	138,346	383,519	0.250%	Of all assets
Morgan Stanley EAFE Index	97,295	215,197	0.300%	Of all assets
Russell 2000 Index	103,403	231,308	0.250%	Of all assets
Putnam Large Cap Growth	104,973	267,751	0.800%	Of the first $500 million
			0.750%	Of the next $500 million
			0.700%	On amounts in excess of $1 billion
State Street Research Aurora Small Cap Value	288,279	1,305,014	0.850%	Of the first $500 million
			0.800%	Of the next $500 million
			0.750%	On amounts in excess of $1 billion
MetLife Mid Cap Stock Index	55,067	149,562	0.250%	Of all assets
Janus Growth (a)	0	38,389	0.800%	Of the first $500 million
			0.750%	Of the next $500 million
			0.700%	On amounts in excess of $1 billion
Franklin Templeton Small Cap Growth (a)	0	38,225	0.900%	Of the first $500 million
			0.850%	On amounts in excess of $500 million

(a) *For the period May 1, 2001 through December 31, 2001.*

The Fund and MetLife Advisers have entered into various sub-investment management agreements. State Street Research & Management Company, a subsidiary of Metropolitan Life, is compensated to provide sub-investment management services for the State Street Research Investment Trust and State Street Research Aurora Small Cap Value Portfolios.

Portfolio	Fees earned by State Street Research & Management Company for the Year Ended December 31, 2001
State Street Research Investment Trust	$8,444,302
State Street Research Aurora Small Cap Value	1,019,773

Metropolitan Life is the sub-investment adviser for the MetLife Stock Index, Lehman Brothers Aggregate Bond Index, Russell 2000 Index, Morgan Stanley EAFE Index, and the MetLife Mid Cap Stock Index Portfolios. MetLife Advisers pays Metropolitan Life a sub-investment management fee for each Index Portfolio equal to the costs incurred by Metropolitan Life in providing sub-investment management services to the Portfolio.

Putnam Investment Management, LLC. is compensated to provide sub-investment management services for the Putnam Large Cap Growth Portfolio and the Putnam International Stock Portfolio. Janus Capital Corporation is compensated to provide sub-investment management services for the Janus Mid Cap Portfolio and Janus Growth Portfolio. Neuberger Berman Management, Inc. is compensated to provide sub-investment management services for the Neuberger Berman Partners Mid Cap Value Portfolio. Franklin Advisers, Inc. is compensated to provide sub-investment management services for the Franklin Templeton Small Cap Growth Portfolio.

B. Service and Distribution Fees:

The Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940 for the Fund's Class B and Class E Shares. Under the Distribution Plan, the Class B and Class E shares of the Fund pay a fee to compensate the Insurance Companies (or their affiliates) and other broker-dealers and financial intermediaries involved in the offer and sale of Fund shares for promoting, selling, and servicing the Class B and Class E shares of the Portfolio. The fee under the Distribution Plan for each applicable class of a Portfolio's Shares is calculated as a percentage of that Portfolio's average daily net assets that are attributable to that Class. Currently, the fee is 0.25% per year for the Class B shares and 0.15% per year for the Class E shares. Amounts paid by each Portfolio for the year ended December 31, 2001 are shown as Service and Distribution fees in the Statement of Operations of the respective Portfolios.

C. **Voluntary Subsidization of Portfolios:**

MetLife Advisers has voluntarily agreed to subsidize all expenses, excluding those listed below, in excess of 0.20% of the net assets of Metlife Mid Cap Stock Index, State Street Research Aurora Small Cap Value, and Putnam Large Cap Growth Portfolios. Subsidization of expenses will continue until either each Portfolio's total net assets are at least $100 million, or after two years from inception, whichever is earlier. MetLife Advisers has agreed to subsidize, effective February 22, 2000 all expenses, excluding those listed below, in excess of .30% of the net assets of the Russell 2000 Index Portfolio until the Portfolio's total net assets are at least $200 million, or April 30, 2002, whichever is earlier.

Metlife Advisers has agreed to subsidize all expenses, excluding those listed below, in excess of 0.40% of the net assets of the Morgan Stanley EAFE Index Portfolio until the Portfolio's total net assets are at least $200 million or April 30, 2002, whichever is earlier.

Expenses excluded from subsidization are: investment management fees payable to MetLife Advisers, Rule 12b-1 distribution fees, brokerage commissions on portfolio transactions (including any other direct costs related to the acquisition, disposition, lending or borrowing of portfolio investments), taxes payable by the Fund, interest and other costs related to borrowings by the Fund, and any extraordinary or non-recurring expenses (such as legal claims and liabilities and litigation costs and any indemnification related thereto). Amounts reimbursed by MetLife Advisers for the year ended December 31, 2001 are shown as Expense Reimbursements in the Statement of Operations of the respective Portfolios.

MetLife Advisers has voluntarily agreed to waive fees or pay through April 30, 2002, all expenses (other than brokerage commission, taxes interest and any extraordinary or nonrecurring expenses) allocable to each Class that exceed the following annual percentages:

Portfolio/Class	Maximum Expense Ratio under current Voluntary Expense Deferral Agreement: Class A	Class B	Class E	Expenses Deferred in 2001 (subject to repayment until December 31, 2004)
Janus Growth Portfolio	0.95%	1.20%	1.10%	$62,766
Franklin Templeton Small Cap Growth Portfolio	1.05%	1.30%	1.20%	69,557

Such subsidy is subject to each Portfolio's obligation to repay MetLife Advisers in future years, if any, when the Portfolio's expenses for any class fall below the expense limit for that Class as stated above. Such deferred expenses may be charged to the applicable Portfolio in a subsequent year to the extent that the charge does not cause the expenses in such subsequent year to exceed the expense limits as stated above. The applicable Portfolio, however, is not obligated to repay any expense paid by MetLife Advisers more than three years after the end of the fiscal year in which such expense was incurred.

4. DIVIDENDS AND DISTRIBUTIONS:

The Fund distributes, at least annually, substantially all net investment income and capital gains, if any, of each Portfolio, which will then be reinvested in additional full and fractional shares of the Portfolio. All net realized long-term or short-term capital gains of the Fund, if any, are declared and distributed at least annually to the shareholders of the Portfolio(s) to which such gains are attributable.

5. SECURITIES LENDING:

The Fund has entered into a securities lending arrangement with the Fund's custodian, State Street Bank and Trust Co. (the "custodian"). Under the agreement, the custodian is authorized to loan securities on the Fund's behalf. In exchange, the Fund receives either cash or securities collateral against the loaned securities. Each Portfolio receives collateral at least equal to 102% of the market value of the loaned securities (105% for foreign securities), at each loan's inception. Collateral must be maintained at least at 100% of the market value of the loaned securities for the duration of the loan. The cash collateral is invested in the Navigator Securities Lending Prime Portfolio, which invests in a variety of high quality U.S. dollar-denominated instruments. If the market value of the collateral at the close of trading on a business day is less than 100% of the market value of the loaned securities at the close of trading on that day, the borrower shall be required to deliver, by the close of business on the following business day, an additional amount of collateral, equal to at least 100% of the market value of all the loaned securities as of such preceding day. The Fund receives 70% of the annual net income from lending transactions, which is included in interest income of the respective Portfolios. The remaining 30% is used to defray the costs of securities lending. The Fund bears the risk of any deficiency in the amount of collateral available for return to a borrower due to a loss in an approved investment. Portfolios with outstanding loans at December 31, 2001 are footnoted at the end of each applicable Portfolio's schedule of investments.

6. FUTURES CONTRACTS:

The Fund may buy and sell futures contracts (on recognized exchanges) on equity securities or stock indices as a hedge or to enhance return.

Futures contracts are agreements to buy or sell a security, or deliver a final cash settlement price in connection with an index, interest rate, currency, or other contracts not calling for physical delivery, for a set price in the future. A Portfolio must post an amount equal to a portion of the total market value of the futures contract as futures variation margin, which is returned when a Portfolio's obligations under the contract have been satisfied. From time to time thereafter, the Portfolio may have to post variation margin to maintain this amount as the market value of the contract fluctuates. Risks of entering into futures contracts (and related options) include the possibility that there may be an illiquid market and that a change in the value of the contract or option may not correlate with changes in the value of the underlying securities.

7. SUBSTITUTION:

On April 27, 2001, the New England Zenith Westpeak Stock Index Series (the "Substituted Portfolio") transferred all of its net assets to the MetLife Stock Index Portfolio (the "Replacement Portfolio") in accordance with an order issued by the Securities and Exchange Commission, pursuant to Section 26(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), approving the substitution of shares of the Replacement Portfolio for shares of the Substituted Portfolio. The substitution was accomplished by exchanging 8,014,575 shares of the Replacement Portfolio's shares valued at $265,683,177 for 1,382,291 shares outstanding of the Substituted Portfolio on April 27, 2001. The aggregate net assets of the Replacement Portfolio and the Substituted Portfolio immediately before the substitution were $3,751,196,530 and $265,683,177, respectively.

Independent Auditors' Report

To the Shareholders and Board of Directors of the Metropolitan Series Fund, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedule of investments, of the Lehman Brothers Aggregate Bond Index, Janus Growth, MetLife Stock Index, Putnam Large Cap Growth, State Street Research Investment Trust, Janus Mid Cap, MetLife Mid Cap Stock Index, Neuberger Berman Partners Mid Cap Value, Franklin Templeton Small Cap Growth, Russell 2000 Index, State Street Research Aurora Small Cap Value, Morgan Stanley EAFE Index, Putnam International Stock Portfolios, thirteen of the portfolios constituting the Metropolitan Series Fund (the "Fund") as of December 31, 2001, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as at December 31, 2001, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the thirteen Portfolios constituting Metropolitan Series Fund, Inc. as of December 31, 2001, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

February 15, 2002
Boston, Massachusetts

Directors and Officers (Unaudited)

Information about the Fund's Board of Directors and officers appears below. Each Director is responsible for overseeing all 22 Portfolios of the Fund. There is no limit to the term a Director may serve. The Fund's Statement of Additional Information has further information about the Directors and is available without charge by calling (800) 356-5015.

Interested Directors

Each Director below is an "interested person" (as defined by the Investment Company Act of 1940) in that Ms. Goggin is an employee, and Mr. Typermass, a former employee, of MetLife, which is an affiliate of MLA, the Investment Manager of the Fund.

Name and address	Age	Current position(s) with Fund*	Position(s) held since*	Principal occupations over past five years, including other directorships*
Anne M. Goggin Metropolitan Life Insurance Company 1 Madison Avenue New York, NY 10010	53	Director, Chairman of the Board, President and Chief Executive Officer	2002	Chief Counsel, Individual Business, MetLife enterprise; Trustee and Chairman of the Board, New England Zenith Fund ("Zenith Fund"); Senior Vice President and General Counsel, New England Financial ("NEF"); Chair of the Board of Managers, President and Chief Executive Officer, MLA; Director, New England Securities Corporation ("NES"); formerly, President, General Counsel, Secretary and Clerk, NES, 1993-1999.
Arthur G. Typermass 43 Chestnut Street Garden City, NY 11530	63	Director	1998	Formerly, Senior Vice President and Treasurer, MetLife.

Non-Interested Directors

Each Director below is **not** an "interested person" (as defined by the Investment Company Act of 1940).

Name and address	Age	Current position(s) with Fund*	Position(s) held since*	Principal occupations over past five years*
Steve A. Garban† The Pennsylvania State University 208 Old Main University Park, PA 16802	64	Director	1985	Formerly, Senior Vice President, Finance and Operations, and Treasurer, The Pennsylvania State University.
Linda B. Strumpf Ford Foundation 320 E. 43rd Street New York, NY 10017	54	Director	2000	Vice President and Chief Investment Officer, Ford Foundation.
Dean O. Morton† 3200 Hillview Avenue Palo Alto, CA 94304	70	Director	1993	Formerly, Executive Vice President, Chief Operating Officer and Director, Hewlett-Packard Company.
Michael S. Scott Morton† Massachusetts Institute of Technology ("MIT") 50 Memorial Drive Cambridge, MA 02139	64	Director	1993	Jay W. Forrester Professor of Management at Sloan School of Management, MIT.
Toby Rosenblatt 3409 Pacific Avenue San Francisco, CA 94118	63	Director	2001	President, since 1999, and formerly, Vice President, Founders Investments, Ltd.
H. Jesse Arnelle 400 Urbano Drive San Francisco, CA 94127	68	Director	2001	Counsel, Womble Carlyle Sandridge & Rice; formerly, Senior Partner, Arnelle, Hastie, McGee, Willis and Greene.

Directors and Officers (Unaudited)—(Continued)

Officers

Name and address	Age	Current position(s) with Fund*	Position(s) held since*	Principal occupations over past five years*
John F. Guthrie, Jr. MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	58	Senior Vice President	2002	Manager and Senior Vice President, MLA; Senior Vice President, Zenith Fund, since 1995; Vice President, NEF.
Peter Duffy MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	46	Vice President and Treasurer	2000	Senior Vice President, MLA, since December 1998; Vice President, since 2002, and Treasurer, since 1998, Zenith Fund; Second Vice President, NEF; formerly, Senior Vice President, New England Funds, L.P.
Thomas M. Lenz MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	43	Vice President and Secretary	2002	Assistant General Counsel, MetLife; General Counsel and Secretary, MLA, since 1998; Vice President, since 2002, and Secretary, since 1998, Zenith Fund; formerly, Vice President, State Street Bank and Trust Company.
David W. Allen Metropolitan Life Insurance Company 501 Boylston Street Boston, MA 02116	45	Senior Vice President	2002	Head of Individual Life Product Management, MetLife; Senior Vice President, Zenith Fund, since 2002.
Hugh McHaffie Metropolitan Life Insurance Company 501 Boylston Street Boston, MA 02116	43	Senior Vice President	2000	Senior Vice President, MetLife, since 1999; Senior Vice President, Zenith Fund, since 2002; formerly, Vice President, Manufacturers Life North America.
Thomas C. McDevitt MetLife Advisers, LLC 501 Boylston Street Boston, MA 02116	46	Vice President	2002	Vice President, Zenith Fund, since 1995.
Daphne Thomas-Jones Metropolitan Life Insurance Company One Madison Avenue New York, NY 10010	46	Vice President	2000	Assistant Vice President, since 1998, and formerly, Director, MetLife.

* Previous positions during the past five years with the Fund, MetLife, MLA, New England Zenith Fund, New England Financial, New England Funds, L.P. or New England Securities Corporation are omitted if not materially different.

† Serves as a trustee, director and/or officer of one or more of the following companies, each of which has a direct or indirect advisory relationship with the Investment Manager or its affiliates: State Street Research Financial Trust, State Street Research Income Trust, State Street Research Money Market Trust, State Street Research Tax-Exempt Trust, State Street Research Capital Trust, State Street Research Master Investment Trust, State Street Research Equity Trust, State Street Research Securities Trust, State Street Research Growth Trust and State Street Research Exchange Trust.

Footnotes to Portfolio Manager Commentary

(1) The Lehman Brothers Aggregate Bond Index® includes most obligations of the U.S. Treasury, agencies and quasi-federal corporations, most publicly issued investment grade corporate bonds and most bonds backed by mortgage pools of GNMA, FNMA and FHLMC. The is an unmanaged measure of bond market performance. Direct investment in the Index is not possible.

(2) The Merrill Lynch High Yield Bond Index is an unmanaged measure of high-yield bond market performance. Direct investment in the Index is not possible.

(3) The Standard & Poor's 500 Index Composite Stock Price Index® is an unmanaged index representing the performance of 500 major companies, most of which are listed on the New York Stock Exchange. The S&P 500 performance has not been adjusted for ongoing management, distribution and operating expenses and sales charges applicable to mutual fund investments. Direct investment in the Index is not possible.

(4) The Russell 1000 Value Index® is an unmanaged measure of the largest capitalized U.S. domiciled companies with a less than average growth orientation. Companies in this Index generally have a low price-to-book and price-to-earnings ratio, higher divided yields and lower forecasted growth values. Direct investment in the Index is not possible.

(5) The Russell 1000 Growth Index® is an unmanaged measure of performance of the largest capitalized U.S. companies, within the Russell 1000 companies, that have higher price-to-book ratios and forecasted growth values. Direct investment in the Index is not possible.

(6) The Morgan Stanley Capital International (MSCI) EAFE Index® is an unmanaged, commonly used measure of performance for Europe, Australasia and the Far East. Direct investment in the Index is not possible.

(7) The Standard & Poor's MidCap 400 Index® is an unmanaged index measuring the performance of the mid-size company segment of the U.S. market. The Index consists of 400 domestic stocks chosen for market size, liquidity, and industry group representation. Direct investment in the Index is not possible.

(8) The Standard and Poor's MidCap 400 / Barra Value Index® is an unmanaged measure of performance of the stocks in the S&P MidCap 400 Index that are slower growing, undervalued and have a low price-to-book ratio. Direct investment in the Index is not possible.

(9) The Russell Midcap Growth Index® is an unmanaged measure of performance of those Russell Midcap companies (the 800 smallest companies in the Russell 1000 Index) with higher price-to-book ratios and higher forecasted growth values. Direct investment in the Index is not possible.

(10) The Russell 2500 Growth Index® is an unmanaged measure of performance of those Russell 2500 companies (the 2,500 smallest companies in the Russell 3000 Index) that have higher price-to-book ratios and higher forecasted growth values.

(11) The Russell 2000 Index® is an unmanaged measure of performance of the 2,000 smallest companies in the Russell 3000 Index. Direct investment in the Index is not possible.

(12) The Russell 2000 Value Index® is an unmanaged measure of performance of those Russell 2000 companies that have lower price-to-book ratios and lower forecasted growth values. Direct investment in the Index is not possible.

(13) The Russell 2000 Growth Index® is an unmanaged measure of performance of those Russell 2000 companies (small capitalization companies) that have higher price-to-book ratios and lower forecasted growth values. Direct investment in the Index is not possible.

(14) The MSCI World Index® is a capitalization weighted index that measures performance of stocks from around the world. Direct investment in the Index is not possible.

(15) Lipper Variable Products Fund Averages. Each of these is an average of the total return performance (calculated on the basis of net asset value) of funds with similar investment objectives to those of the subject Portfolio as calculated by Lipper Analytical Services, an independent mutual fund ranking service.

(A) The views expressed in the Management's Discussion and Analysis, for each Portfolio, are those of the Portfolio Manager as of December 31, 2001 and are subject to change based on market and other conditions. Information about a portfolio's holdings, asset allocation, industry allocation or country diversification is historical and is no indication of future portfolio composition, which will vary.

MET INVESTORS SERIES TRUST

Lord Abbett Bond Debenture Portfolio

MFS Mid Cap Growth Portfolio

MFS Research International Portfolio

PIMCO Total Return Portfolio

PIMCO Innovation Portfolio

ANNUAL REPORT

DECEMBER 31, 2001

February 1, 2002

Letter from the President

Fiscal Year 2001 - Volatile Markets and Global Uncertainty

The year 2001 was a tumultuous one for the stock market. Despite a fourth quarter rally, the U.S. stock market finished off for the second year in a row with the Dow industrials down 6%, the S&P 500 Index down 12%, and the Nasdaq tumbling 21%. The U.S. economy technically moved into a recession driven by weak corporate profits and reduced capital spending. Foreign markets felt the effect of slow growth as well, as evidenced by the 21% decline in the MSCI EAFE index for the year.

The bond markets, fueled by eleven interest-rate cuts by the Federal Reserve, were a source of optimism. The Lehman Brothers Aggregate Bond Index increased 8.4%.

We approach 2002 with cautious optimism. The U.S. is at war, the threat of terrorism lingers and many global markets are facing recession. However, there are signs that a recovery is on the horizon. Interest rates and inflation are low, and despite a recent rise in unemployment, the U.S. unemployment rate is lower than that in most industrial nations.

On the following pages you will find a complete review of your Portfolio(s) as well as specific details about the total return investment performance.

We appreciate your trust, and we will continue to focus our efforts to meet your investment needs.

Sincerely,

Elizabeth M. Forget
President
Met Investors Series Trust

Lord Abbett Bond Debenture Portfolio
Managed by Lord, Abbett & Co.

Letter to Policyholders

To boost a rapidly slowing U.S. economy, the Federal Reserve Board aggressively cut short-term interest rates throughout the year, bringing the federal funds target down from 6 percent to 1¾ percent by year-end, its lowest level in forty years. Confidence in the credit markets lifted, reflecting investors' expectations that the capital markets would be more accommodating to corporate borrowers. The first few months of 2001 saw a sharp reversal of money flows back into debt markets of a relatively riskier sort, including high-yield corporate bonds. The high-yield rally weakened later on as the economy continued to weaken and investor concerns about corporate defaults increased and risk aversion grew. The extraordinary and tragic events of September 11 increased the flight to high-quality, low-risk investment opportunities such as money-market funds, Treasuries and agency securities; yields on short-term securities fell sharply. By year-end some investors were venturing back into corporate bonds, including high-yield bonds, generating a year-end rally in that market.

The fiscal year began and ended with a rally in the high-yield bond market; price appreciation was particularly strong in bonds issued by mid-cap companies. Your portfolio's positive performance reflected those rallies as well as our shift in focus away from fiber optics in the telecommunications sector to wireless or cellular phone companies, where consumer demand kept business brisk and profitable. In the second half of the year, we increased your portfolio's exposure to investment-grade corporate debt where we identified good companies with the potential for additional credit improvement. Among your portfolio's holdings in this area were bonds issued by companies in the food, automotive, utility, media and advertising sectors. Also adding to performance later in the year were your portfolio's holdings in high-yield corporate bonds, which enjoyed a strong rally in November as investors moved out of "safe-havens" in search of higher yield. Bonds purchased in this category included those of companies in the waste management, consumer products, healthcare and chemical sectors.

Opportunities in the convertible bond market were fewer. The convertible market at large suffered for much of the year, detracting from your portfolio's performance. Even so, through careful credit selection, we were able to identify value in the bonds of some firms, including software and cable companies, beaten down in the unfavorable market environment of September and October. We reduced your portfolio's exposure to convertibles at fiscal year-end, increasing, instead, your portfolio's holdings in mortgage-related securities and agency securities.

We look forward to a modest economic recovery beginning in the first half of 2002 and believe the Fed is nearing the end of its interest rate easing cycle. We do not concur, however, with those who expect the Fed to suddenly reverse its stance and push rates higher. Instead, we anticipate that the Fed will resume its historically gradualist approach, raising rates only when the results of its economic stimulus efforts are apparent. If we are correct, interest rates should remain low for much of 2002, although not returning to the historic lows experienced during the height of the flight to quality moves in late October. Although corporate profitability is likely to improve in 2002—a positive catalyst for stocks as well as convertible bond prices—we are less certain of the timing of that turnaround.

Given this outlook, even though Treasury yields have risen a bit from their lows of the year, we do not expect an appreciable improvement in yields in that sector in 2002 and will maintain the portfolio's current minimal exposure. We will maintain, and possibly reduce, the portfolio's holdings in investment-grade bonds—already at relatively high historical levels for the portfolio—and will increase exposure to high-yield bonds, where prices are expected to rise as the economy improves. Finally, we will also add a few more convertible bonds where appropriate, even as we remain mindful of the potential volatility on the equity side of these investments.

Christopher J. Towle
Portfolio Manager
Lord, Abbett & Co.

Top Ten Holdings by Market Value
As of 12/31/01

Description	Percent of Net Assets
Federal National Mortgage Assoc.	4.25%
Federal Home Loan Mortgage Corp. (5.50%, 7/15/06)	1.66%
TeleCorp PCS, Inc.	1.25%
Nextel Communications, Inc. (9.50%, 2/01/11)	1.20%
Harrah's Operation Co., Inc.	0.93%
Ackerley Group, Inc. (The)	0.86%
Lamar Media Corp.	0.85%
Mohegan Tribal Gaming Authority	0.84%
R.H. Donnelly Corp.	0.84%
Raytheon Co.	0.83%

Portfolio Composition (% of portfolio market value)
As of 12/31/01


Equity Securities
3.7%
International Bonds & Debt
5.5%
U.S. Government Agency
6.7%
Corporate Bonds
84.1%

Letter to Policyholders (continued)

Lord Abbett Bond Debenture Portfolio, managed by Lord, Abbett & Co., vs. Indices 2 and 3
Growth Based on $10,000†


$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
6/96
12/96
6/97
12/97
6/98
12/98
6/99
12/99
6/00
12/00
6/01
12/01

	Average Annual Return[1] (for the period ended 12/31/01)			
	1 Year	3 Year	5 Year	Since Inception[4]
—— Lord Abbett Bond Debenture Portfolio—Class A	3.76%	2.67%	5.86%	7.42%
Class B	—	—	—	1.17%
—— Lehman Brothers Aggregate Bond Index[2]	8.45%	6.28%	7.43%	7.67%
- - Credit Suisse First Boston High Yield Index[3]	5.79%	1.17%	3.25%	4.51%

† The chart reflects the performance of Class A shares of the portfolio. The performance of Class A shares will differ from that of the Class B shares because of the difference in expenses paid by policyholders investing in the different share class.

[1] "Average Annual Return" is calculated including reinvestment of all income dividends and capital gain distributions. Results represent past performance and do not indicate future results.

[2] The Lehman Brothers Aggregate Bond Index is a broad measure of the performance of the taxable bonds in the U.S. market, with maturities of at least one year.

[3] The Credit Suisse First Boston High Yield Index is representative of lower rated debt, including straight-preferred stocks.

[4] Inception of Class A shares is 5/1/96. Inception of Class B shares is 3/22/01. Index returns are based on an inception date of 5/1/96.

A NOTE ABOUT RISK: The Portfolio has the ability to invest up to 80% of total assets in debt securities, which may include high-yield debt securities. The risks of high-yield debt securities include, but are not limited to, price volatility and the possibility of default in the timely payment of interest and principal. In addition, the Portfolio may invest up to 10% of gross assets at market value in debt securities primarily traded in foreign countries. Foreign securities markets may not be subject to the same degree of regulation as U.S. markets and may be more volatile and less liquid than major U.S. markets. Foreign investments are subject to currency exposure. These and other risks are more fully described in the prospectus. There can be no assurance that the Portfolio will meet its investment objective.

Past performance does not guarantee future results. The investment return and principal value of an investment in the portfolio will fluctuate, so that shares, on any given day or when redeemed, may be worth more or less than their original cost.

Letter to Policyholders

For the period ended December 31, 2001, the Class B shares of the portfolio provided a total return of −16.60%. These returns, which include the reinvestment of any distributions, compare to a return over the same period of −17.62% for the portfolio benchmark, the Russell Mid Cap Growth Index[1] (the Russell Index). The Russell Index measures the performance of those Russell Mid Cap companies with higher price-to-book ratios and higher forecasted growth values. The stocks are also members of the Russell 1000 Growth Index.[4] The sharp slowdown in the U.S. economy that began in the spring of 2000 continued through most of the period, with a majority of companies reporting reduced earnings compared to the same period a year earlier. Most market sectors suffered double-digit losses, and the losses were greatest in sectors that historically have held the greatest opportunities for growth investors—such as technology and telecommunications. Although the overall market rallied in the last quarter of 2001 from its post-September 11 lows, we think that even amid the rally the market continued to be short-sighted—judging companies largely on what might happen over the next quarter or two.

It seemed to us that investors were giving little value to what we believe characterizes a good mid-cap growth company: high market share in a rapidly-growing industry. In our experience, these qualities—market share and growth—have been strong drivers of stock prices over the long term, and a market that temporarily undervalues those qualities presents opportunities for long-term investors.

Amid this challenging environment, some areas where we had strong concentrations did not perform as well as we had hoped, and some areas in which we were underweight did relatively well. Our large technology weighting hurt performance for much of the period, but most of those holdings came back strongly in the fourth-quarter rally. Although most of our health care holdings performed well, we were underweight in this sector, and it outperformed for most of the year. Retail was another area that did well over the short term. However, we were underweight in the sector because we believed that consumer spending would likely decline in an economy that, according to the National Bureau of Economic Research, has been in a recession since last March.

As of the end of the period, we think the big question in investors' minds was whether or not the rally we saw at the end of 2001 would be sustainable. We would argue that massive government stimuli in the wake of September 11—including lower interest rates and increased federal spending—was in part responsible for the rally. We think government policy did a great job of averting what could have been a much harder shock to consumer spending, which accounts for two-thirds of the U.S. economy. Retail and automotive sales, in particular, were much better in the fourth quarter than anyone would have expected after September 11.

However, our view is that we may have borrowed from the future, in the sense that we haven't yet felt the full effect of rising unemployment and a slowing economy. So although we are cautiously optimistic about 2002, we think it will not be an easy year for the market. We think such an uncertain environment plays to our strength, which we believe is the quality of our in-house research. As of the end of the period, the portfolio was positioned in a number of areas that we feel have potential that is not yet recognized by the market.

For example, we believe VeriSign, our largest holding at year-end, provides a classic example of high market share in a rapidly-growing industry. According to our research, VeriSign is the dominant player in two areas: it rents domain names (such as "mfs.com") on the Internet, and it provides high-level security software for firms doing business on the Internet. The company has reported earnings growth in recent periods while most technology firms have reported losses, but its stock did not do well over 2001.

We think the market has undervalued Verisign because it doesn't fully understand the nature of the company's business. In our view, Verisign is different from a typical technology company in that both of its key products are basically licenses that pay continual income over time. We think the firm's earnings could continue to grow as its customer base expands.

Elsewhere in technology, we increased some positions during the market downturn immediately following September 11. We then saw most of our technology holdings perform well in the fourth-quarter 2001 rally, which appeared to favor technology stocks. Late in the period, we began to feel that expectation of strong future earnings had become priced into many of these stocks, and that valuations were becoming relatively high. We therefore began to take some profits and reduce our technology holdings.

In the energy area, our holdings at the beginning of the period were in two main areas: oil services companies and U.S. natural gas firms. Due to declining oil prices, we later sold most of our oil services stocks. However, the portfolio continued to own a large weighting in U.S. natural gas producers. We think the market has mispriced these stocks, based on the belief that gas demand will remain low due to the recession.

Our research indicates otherwise. There was virtually no increase in supply in 2001, and we believe the supply of gas is constrained and falling at a time when industries and utilities are increasing their demand. Large users who switched to alternate fuels last winter when gas prices spiked have switched back to gas due to lower prices. We think these factors will lead to a rise in natural gas prices that may benefit the stocks of gas producers.

A short-term factor working against us, however, is that so far the winter of 2001—2002 has been one of the warmest in recent memory. We think that has temporarily held back the demand for gas, but we still believe overall demand will exceed supply. We would also argue that, in the wake of September 11, government energy policy will favor increased reliance on domestic as opposed to imported energy sources, and that may also help natural gas stocks over the long term.

Two new areas of opportunity we added to the portfolio were selected retailers and satellite television broadcasters. As mentioned earlier, we avoided most retail stocks because we are not confident that consumer spending can remain as strong as it has been, in the face of increased unemployment. However, we did invest in two retailers that we view as "second chance" opportunities: companies whose stock prices have stumbled but that we believe still have the potential to be leaders in their businesses.

CVS, a national drug store chain, saw its stock get crushed as a result of some mistakes that we think were short-term. We bought into the stock after its fall because we believe the firm is one of only two or three key players in its business. We think the company could benefit from a trend of consolidation in the drug store business, and from increased demand for prescription drugs by an aging population. Similarly, we bought stock in Kroger, a supermarket chain, when its earnings stumbled late in the year. Our research led us to have confidence in the company over the long term, and we feel that food sales may be less sensitive to a consumer downturn than most other areas of retail.

In the satellite television area, we own stock in the two main players in the industry: EchoStar Communications and DIRECTV. (The latter stock is actually General Motors Class H stock, the Hughes Electronics unit of GM.) As of the end of the period, EchoStar was trying to acquire DIRECTV; we felt the combination could represent a formidable competitor to the cable industry. In the event that the government fails to approve the merger or the acquisition fails for other reasons, we still believe EchoStar is an attractive, well-run company, and that DIRECTV may be a good acquisition for another firm.

Respectfully,

Mark Regan
David E. Sette-Ducati
Portfolio Managers
Massachusetts Financial Services Company

Letter to Policyholders (continued)

MFS Mid Cap Growth Portfolio, managed by Massachusetts Financial Services Company, vs. Russell Mid Cap Growth Index
Growth Based on $10,000†


$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
2/01
3/01
6/01
9/01
12/01

	Cumulative Return[2] (for the period ended 12/31/01)
	Since Inception[3]
— MFS Mid Cap Growth Portfolio—Class A	-14.24%
Class B	-16.60%
Class E	12.67%
- - Russell Mid Cap Growth Index[1]	-17.62%

†The chart reflects the performance of Class B shares of the portfolio. The performance of Class B shares will differ from that of the other Classes because of the difference in expenses paid by policyholders investing in the different share classes.

[1]The Russell Mid Cap Growth Index is a market-capitalization-weighted total return index that measures the performance of those Russell mid-cap companies with higher price-to-book ratios and higher forecasted growth values. The Russell mid-cap companies are the 800 smallest companies in the Russell 1000 Index, which measures the performance of the 1,000 largest U.S. companies based on total market capitalization.

[2]"Cumulative Return" is calculated including reinvestment of all income dividends and capital gain distributions. Results represent past performance and do not indicate future results.

[3] Inception of Class A shares is 5/1/01. Inception of Class B shares is 2/12/01. Inception of Class E shares is 10/31/01. Index return is based on an inception date of 2/12/01.

[4]The Russell 1000 Growth Index is an unmanaged index and measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not include fees or expenses and is not available for direct investment.

Past performance does not guarantee future results. The investment return and principal value of an investment in the portfolio will fluctuate, so that shares, on any given day or when redeemed, may be worth more or less than their original cost.

Top Ten Holdings by Market Value
As of 12/31/01

Description	Percent of Net Assets
VeriSign, Inc.	9.35%
Apache Corp.	4.91%
EchoStar Communications Corp.—Class A	4.38%
EOG Resources, Inc.	4.27%
Cytyc Corp.	4.03%
Noble Drilling Corp.	3.36%
General Motors Corp.	2.74%
Devon Energy Corp.	2.67%
Citrix Systems, Inc.	2.65%
Genzyme Corp.	2.48%

Portfolio Sectors (% of portfolio market value)
As of 12/31/01


Industrial 5.4%
Utility 0.2%
Basic Materials 2.3%
Financial 4.5%
Technology 26.0%
Cyclical 2.9%
Communication 17.5%
Energy 20.5%
Non-Cyclical 20.7%

For the period ended December 31, 2001, the Class B shares of the portfolio provided a total return of − 15.14%. This return, which includes the reinvestment of any distributions but does not reflect any applicable contract or surrender charges, compares to a return of − 19.39% over the period for the portfolio benchmark, the MSCI EAFE Index.[1]

It was a difficult year for international equities as global economies were decelerating and reached recession levels. Economies, not just in the United States, but all around the world were decelerating and reached recession levels. This deceleration was largely the result of overcapacity in the technology and telecommunications sectors, following a period of above-average investments. These two sectors bore the brunt of the equity market downturn, and sharply underperformed the broader market indices as a result. This underperformance was compounded by the fact that both sectors had reached very high valuation levels at the onset of 2001.

While the year as a whole was difficult, it ended on a more positive note. Pre-September, we were experiencing a sustained and significant downturn, which was accelerated by the tragic events of September 11. Post-September, we started to see some hopes for recovery. The market rebounded in the last quarter of the year as investors appeared heartened by the continuing success of the war on terrorism and began to look past the economic sluggishness of 2001 to a stronger 2002. This caused the MSCI EAFE benchmark to rally 7% through the fourth quarter of 2001.

A significant reason that we have outperformed the indices in 2001 is because we were indeed quite defensive over the period. One defensive strategy that has helped the portfolio relative to the indices has been our increased investments in the health care and consumer staples sectors. We have been overweighted in the health care sector due to the anti-cyclical nature of most health care companies. We felt that these were defensive stocks with good earnings-growth potential and they did hold up well relative to our index. It was a similar story with our holdings in consumer staples where we found several names that offered visible, sustainable earnings at reasonable valuations.

The financial services sector, although the largest sector weighting in the portfolio, was underweighted relative to our benchmark. A big portion of this financial services underweighting was attributed to our decreased investment in the banking sector due to the sensitivity that commercial banks have to the economic environment. We were more positive on the insurance sector, and particularly reinsurance, which we felt would benefit from a shortage of underwriting capacity after the tragic events of September 11.

In the utilities and telecommunications sector, we were overweighted relative to our benchmark. This came primarily from several utility names, which we felt had solid earnings growth and were trading at attractive valuations. As the year went on, telecommunications stock prices became more attractive and we added to the sector. We felt that those companies had taken steps to decrease capital expenditures, therefore improving their cash flow and profitability.

In the technology sector, we were underweighted compared to our benchmark due to our concern over high valuations and eroding earnings momentum. As the year went on, we took advantage of sharply lower stock prices in the sector and increased our weighting. As a result, we benefited from the sharp rally of these stocks in the fourth quarter. Our technology strategy over the year proved successful and contributed significantly to our relative success against our benchmark index.

Our largest holding, Sanofi-Synthelabo, exemplifies our core strategy of remaining focused on finding high-quality franchises that we believe have the ability to consistently deliver strong earnings growth and that possess reasonable stock valuations. Sanofi-Synthelabo is a leading European pharmaceutical company which we believe has excellent products with strong earnings growth potential and is a company that the market has underestimated. We believe that as the profitability of their products becomes more apparent, and if earnings growth continues to increase, the market should consequently favor a higher valuation.

In terms of outlook for 2002, there is still a considerable amount of uncertainty surrounding the strength of the European and Asian economies. That said, conversations with companies' managements and their customers, and competitors in the industries that we follow all seem to point to a gradual economic recovery starting in the second half of the year. We also find that valuation levels on a variety of metrics are more compelling than they have been in a long time. As a result, we are optimistic about the prospects of our portfolio for the coming months. We will continue to build our portfolio by investing in companies with superior growth prospects at a reasonable price.

David A. Antonelli
Portfolio Manager
Massachusetts Financial Services Company

Top Ten Holdings by Market Value
As of 12/31/01

Description	Percent of Net Assets
Sanofi-Synthelabo S.A.	3.78%
Vodafone Group Plc	3.73%
Syngenta AG	3.03%
Royal Bank of Scotland Group Plc	2.72%
TotalFinaElf S.A.	2.53%
Samsung Electronics Co., Ltd.	2.50%
Danske Bank	2.50%
BP Plc	2.45%
Technip-Coflexip S.A.	2.27%
Reed International Plc	2.25%

Country Allocation (% of portfolio market value)
As of 12/31/01


Canada
3.3%
Denmark
2.5%
France
12.5%
Germany
6.0%
Italy
2.5%
Japan
10.8%
Netherlands
8.3%
Other
10.3%
South Korea
4.7%
Spain
3.9%
Switzerland
8.6%
United Kingdom
26.6%

Letter to Policyholders (continued)

MFS Research International Portfolio, managed by Massachusetts Financial Services Company, vs MSCI EAFE Index
Growth Based on $10,000†


$11,000
$10,000
$9,000
$8,000
$7,000
2/01
3/01
6/01
9/01
12/01

	Cumulative Return[2] (for the period ended 12/31/01)
	Since Inception[3]
MFS Research International Portfolio—Class A	-11.04%
— Class B	-15.14%
Class E	4.22%
- - MSCI EAFE Index[1]	-19.39%

†The chart reflects the performance of Class B shares of the portfolio. The performance of Class B shares will differ from that of the other Classes because of the difference in expenses paid by policy holders investing in the different share classes.

[1]The Morgan Stanley Capital International Europe, Australia and Far East Index (MSCI EAFE Index) is an unmanaged index and is an aggregate of 15 individual country indices that collectively represent many of the major markets of the world. The Index does not include fees or expenses and is not available for direct investments.

[2]"Cumulative Return" is calculated including reinvestment of all income dividends and capital gain distributions. Results represent past performance and do not indicate future results.

[3]Inception of Class A shares is 5/1/01. Inception of Class B shares is 2/12/01. Inception of Class E shares is 10/31/01. Index return is based on an inception date of 2/12/01.

Past performance does not guarantee future results. The investment return and principal value of an investment in the portfolio will fluctuate, so that shares, on any given day or when redeemed, may be worth more or less than their original cost.

Letter to Policyholders

Major market trends affecting the portfolio's performance

Fixed income assets were among the best performing investments in an otherwise volatile and disappointing year in financial markets. The Federal Reserve supplied a powerful tailwind, easing 11 times for a total of 475 basis points. Seeking to revive the flagging U.S. economy and calm the markets after the terrorist attacks on September 11, the central bank drove the nominal federal funds rate to its lowest level in 40 years. The Fed action fueled a strong rally on the short end of the yield curve. Two-year Treasury yields fell more than 200 basis points, closing at 3.0 percent, while the 10-year Treasury yield held firm, finishing the year at 5.05 percent, down seven basis points.

Other factors attributed to the portfolio's performance vs. the benchmark

The portfolio's duration was neutral for performance. A focus on shorter maturities, including the use of Eurodollar futures, for much of the year was strongly positive as these yields fell sharply in conjunction with 11 Federal Reserve rate cuts throughout the year. A corporate underweight was negative for performance as these securities performed well in the fourth quarter of 2001. A mortgage emphasis was positive as mortgages outperformed similar duration Treasuries during the year.

Market/portfolio outlook

The global economy will continue to rely on the U.S. as the main engine of growth in 2002. The U.S. economy will rebound from its current recession and then settle lower, producing average growth of a modest 2 to 2.5 percent.

Business and consumer risk taking, depressed by uncertainty after the terrorist attacks and the bursting of New Economy investment/consumption bubbles, will begin to revive and lead the upturn. Risk appetites will recover because:

- Liquidity is abundant now that the Federal Reserve has pushed the real federal funds rate close to zero. The Fed will not tighten while the unemployment rate is still rising and capacity utilization remains relatively low;
- Fiscal policy, while still in negotiation, will certainly be more stimulative than in the recent past;
- Consumer income statements are stronger thanks to lower mortgage rates and cash takeouts, as well as sharply lower gasoline prices; and
- Corporate profits have room to improve; record inventory destocking is poised to decelerate while trends in the ratio of prices received/prices paid are turning more favorable.

However, investors banking on a return to the exuberant growth of the late 1990s will be disappointed. Business investment (other than inventory restocking), a major driver of New Economy growth, will not contribute to recovery this time. Stuck with excess capacity, corporations will continue to limit capital expenditures, instead using free cash flow to dress up their debt-laden balance sheets. Corporate belt tightening will not be confined to capital budgets. Under pressure from shareholders to boost stock prices, management will use layoffs and/or wage cuts to bolster profits, especially in industries where pricing power remains weak. The resulting anxiety about employment and incomes will limit the resurgence in consumption.

Concerns that monetary stimulus and a pickup in growth will lead to more inflation are misplaced. Tame inflation and modest growth will result in less volatile financial markets and more range-bound interest rates.

William H. Gross
Portfolio Manager
Pacific Investment Management Company, LLC.

Top Ten Holdings by Market Value
As of 12/31/01

Description	Percent of Net Assets
Government National Mortgage Assoc. (8.00%,TBA)	5.96%
Government National Mortgage Assoc. (7.00%,TBA)	5.33%
Federal National Mortgage Assoc. (1.765%, 3/28/02)	4.92%
Federal National Mortgage Assoc. (5.25%, 6/15/06)	4.84%
U.S. Treasury Bond (9.25%, 2/15/16)	3.74%
Danske Corp.	3.21%
U.S. Treasury Note	3.17%
U.S. Treasury Bond (8.5%, 2/15/20)	3.14%
Federal National Mortgage Assoc. (6.00%, TBA)	1.85%
Wells Fargo Mortgage Backed Securities Trust (6.251%, 1/25/32)	1.73%

Portfolio Composition (% of portfolio market value)
As of 12/31/01


U.S. Treasuries
11.8%
U.S. Agencies
38.9%
Commercial
Paper
12.8%
Corporate Bonds
& Debt Securities
15.8%
Foreign
Government
2.0%
Collateralized Mortgage
Obligations
14.8%
Asset Backed Securities
3.9%

PIMCO Total Return Portfolio, managed by Pacific Investment Management Company, LLC, vs. Lehman Brothers Aggregate Bond Index
Growth Based on $10,000†


$12,000
$11,500
$11,000
$10,500
$10,000
$9,500
$9,000
2/01
3/01
6/01
9/01
12/01

	Cumulative Return[2] (for the period ended 12/31/01)
	Since Inception[4]
PIMCO Total Return Portfolio—Class A	6.68%
— Class B	6.68%
Class E	-1.81%
- - Lehman Brothers Aggregate Bond Index[1]	6.46%[3]

†The chart reflects the performance of Class B shares of the portfolio. The performance of Class B shares will differ from that of the other Classes because of the difference in expenses paid by policyholders investing in the different share classes.

[1]The Lehman Brothers Aggregate Bond Index is a broad measure of the taxable bonds in the U.S. market, with maturities of at least one year.

[2]"Cumulative Return" is calculated including reinvestment of all income dividends and capital gain distributions. Results represent past performance and do not indicate future results.

[3]The Lehman Brothers Aggregate Bond Index return is based on an inception date of 2/28/01.

[4]Inception of Class A shares is 5/1/01. Inception of Class B shares is 2/12/01. Inception of Class E shares is 10/31/01.

Past performance does not guarantee future results. The investment return and principal value of an investment in the portfolio will fluctuate, so that shares, on any given day or when redeemed, may be worth more or less than their original cost.

Letter to Policyholders

Difficult period for tech sector—until fourth quarter

It was a difficult year for technology, characterized by great volatility. The decelerating economy resulted in a drastic reduction in tech spending, which hurt tech stocks. However, in the fourth quarter the tech sector rebounded and the PIMCO Innovation Portfolio experienced a dramatic turnaround, outperforming the NASDAQ Composite[1] and its Lipper Average. While we do not expect the equity markets to be returning to late nineties form, this resurgence in technology remains an encouraging signal.

Tech in Doldrums Early in Year

After a January rally fueled by Fed rate cuts, the tech sector disappointed until April. However, tech experienced another strong rally in April and May. One area of strength for the portfolio during this period was local area networking. Companies such as Foundry and Extreme Networks performed exceptionally well and posted significant gains for the quarter. Another industry within technology that performed well was storage area networking, an area where fundamentals appear to have bottomed and started to recover. Certain Internet stocks also showed positive results. Ebay appears to be exceeding expectations and AOL Time Warner continued to benefit from merger synergies. Fiber optics and telecom chips continued to be an area of disappointment in the technology sector, as company after company came out with disappointing pre-announcements.

Third Quarter Proved Disappointing

Virtually every industry within technology performed poorly during the third quarter. One area that provided good relative performance was traditional telecom service providers such as AT&T and Worldcom, which were flat to modestly up due to their insulation from economic events and the financing pressure put on their upstart competition—which is less well funded—to complete their networks.

Fund Outperforms In The Fourth Quarter

Tech stocks experienced a strong rally in the fourth quarter, and the PIMCO Innovation Portfolio performed even better during this period. The Portfolio's fourth quarter strength was aided in part by the depletion of inventories, which neared twenty-year lows. As evidenced by the healthy performance of Portfolio holdings such as Cisco, the inventory drawdown mode appears to have ended. Personal computer makers such as Compaq and Dell also saw significant gains as a result of strong consumer electronics sales aided by a better-than-expected holiday sales season. Software stocks such as Siebel Systems and Microsoft also performed well, as investors became more optimistic about corporate software purchasing. After experiencing a downturn for much of last year, the chip sector experienced a surprising resurgence late in the year, which has continued into 2002. Benefiting from this turnaround was KLA-Tencor, which designs equipment that helps chip manufacturers cut costs and improve efficiency. In fact, nearly every sector of the tech marketplace saw gains of varying degrees over the fourth quarter and, by implementing prudent allocation across a wide variety of technology sectors, the Portfolio was able to benefit considerably.

We Believe Tech Will Continue To Show Strength

We still believe that technology will begin a recovery in advance of the overall economy and that a recovery could begin by the second quarter of 2002. We are optimistic that the gains we have seen in the fourth quarter could be the precursor of outperformance for the technology sector in the coming year.

Dennis P. McKechnie
Portfolio Manager
PIMCO Equity Advisors

Top Ten Holdings by Market Value

As of 12/31/01

Description	Percent of Net Assets
Siebel Systems, Inc.	3.62%
Cisco Systems, Inc.	2.76%
LSI Logic Corp.	2.66%
Intel Corp.	2.65%
Sun Microsystems, Inc.	2.61%
KLA-Tencor Corp.	2.61%
Broadcom Corp.—Class A	2.58%
Taiwan Semiconductor Manufacturing Co., Ltd.	2.58%
Dell Computer Corp.	2.57%
Check Point Software Technologies, Ltd.	2.47%

Portfolio Sectors (% of portfolio market value)

As of 12/31/01


Cyclical 1.7%
Non-Cyclical 0.7%
Communications 18.9%
Industrial 27.6%
Technology 51.1%

PIMCO Innovation Portfolio, managed by PIMCO Equity Advisors, vs. S&P 500 Index
Growth Based on $10,000†


$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
2/01
3/01
6/01
9/01
12/01

		Cumulative Return[2] (for the period ended 12/31/01)
		Since Inception[5]
—	PIMCO Innovation Portfolio—Class A	-23.33%
	Class B	-38.40%
	Class E	17.75%
- -	S&P 500 Index[3]	-6.36%[4]

†The chart reflects the performance of Class B shares of the portfolio. The performance of Class B shares will differ from that of the other Classes because of the difference in expenses paid by policyholders investing in the different share classes.

[1]The NASDAQ Composite Index is a market-value weighted index of all common stocks listed on NASDAQ.

[2]"Cumlative Return" is calculated including reinvestment of all income dividends and capital gain distributions. Results represent past performance and do not indicate future results.

[3]The S&P 500 Index is an unmanaged index consisting of 500 stocks chosen for market size, liquidity, and industry group representation. It is a market-value weighted index with each stock's weight in the Index proportionate to its market value. The Index does not include fees or expenses and is not available for direct investment.

[4]The S&P 500 Index return is based on an inception date of 2/28/01.

[5]Inception of Class A shares is 5/1/01. Inception of Class B shares is 2/12/01. Inception of Class E shares is 10/31/01.

Past performance does not guarantee future results. The investment return and principal value in the investment in the portfolio will fluctuate, so that shares, on any given day or when redeemed, may be worth more or less than their original cost.

PORTFOLIO OF INVESTMENTS
December 31, 2001
(Percentage of Net Assets)

Security Description	Par Amount	Value (Note 2)
Domestic Bonds & Debt Securities - 85.1%		
Advertising - 3.4%		
Ackerley Group, Inc. (The)		
9.000%, due 01/15/09	$1,500,000	$ 1,599,375
Getty Images, Inc., Convertible		
5.000%, due 03/15/07	500,000	414,375
Interpublic Group of Companies, Inc. (The), Convertible		
1.800%, due 09/16/04	600,000	570,000
1.870%, due 06/01/06	750,000	594,375
Lamar Media Corp.		
9.625%, due 12/01/06	1,500,000	1,573,125
R.H. Donnelley Corp.		
9.125%, due 06/01/08	1,500,000	1,554,375
		6,305,625
Aerospace & Defense - 2.7%		
Alliant Techsystems, Inc.		
8.500%, due 05/15/11(c)	750,000	783,750
BE Aerospace, Inc.		
8.875%, due 05/01/11	1,000,000	855,000
Dyncorp, Inc.		
9.500%, due 03/01/07	1,250,000	1,281,250
Newport News Shipbuilding, Inc.		
9.250%, due 12/01/06	500,000	526,250
Raytheon Co.		
6.300%, due 03/15/05	1,500,000	1,548,571
		4,994,821
Airlines - 0.5%		
Continental Airlines, Inc.		
8.000%, due 12/15/05	1,200,000	1,002,000
Automotive - 3.5%		
AutoNation, Inc.		
9.000%, due 08/01/08 (144A)(a)	500,000	511,250
Collins & Aikman Corp.		
11.500%, due 04/15/06(c)	1,000,000	980,000
Delco Remy International, Inc.		
11.000%, due 05/01/09	1,000,000	1,025,000
Navistar International Corp. - Series B		
9.375%, due 06/01/06	1,405,000	1,482,275
Oshkosh Truck Corp.		
8.750%, due 03/01/08	1,500,000	1,533,750
Pennzoil-Quaker State Co.		
10.000%, due 11/01/08 (144A)(a)	750,000	787,500
Tenneco Automotive, Inc.		
11.625%, due 10/15/09	500,000	247,500
		6,567,275
Banking - 1.1%		
Regions Financial Corp.		
7.000%, due 03/01/11	1,000,000	1,033,495
Banking - continued		
Wachovia Corp.		
6.605%, due 10/01/25	$1,000,000	$ 1,047,874
		2,081,369
Beverages, Food & Tobacco - 3.1%		
ConAgra Foods, Inc.		
6.000%, due 09/15/06	1,000,000	1,024,341
Dean Foods Co.		
6.625%, due 05/15/09	1,100,000	1,019,357
Del Monte Corp.		
9.250%, due 05/15/11	500,000	525,000
Dole Food Co., Inc.		
7.875%, due 07/15/13	1,000,000	989,931
Kraft Foods, Inc., - Class A		
4.625%, due 11/01/06	1,200,000	1,175,271
Land O' Lakes, Inc.		
8.750%, due 11/15/11 (144A)(a)	500,000	485,000
Michael Foods, Inc.		
11.750%, due 04/01/11	500,000	542,500
		5,761,400
Building Materials - 1.1%		
American Standard, Inc.		
8.250%, due 06/01/09	1,250,000	1,306,250
Nortek, Inc.		
9.875%, due 06/15/11(c)	750,000	746,250
		2,052,500
Cable - 5.7%		
Century Communications Corp. - Class A		
9.500%, due 03/01/05	1,500,000	1,481,250
8.375%, due 12/15/07	500,000	461,875
Charter Communications Holdings LLC		
8.625%, due 04/01/09(c)	1,000,000	967,500
10.000%, due 04/01/09(c)	1,000,000	1,031,250
10.000%, due 05/15/11(c)	500,000	511,250
CSC Holdings, Inc.		
10.500%, due 05/15/16	300,000	327,000
CSC Holdings, Inc., - Class A		
8.125%, due 08/15/09	1,000,000	1,028,564
Frontiervision LP/Capital		
11.000%, due 10/15/06	1,000,000	1,036,250
11.875%, due 09/15/07	1,000,000	1,053,750
Mediacom LLC		
8.500%, due 04/15/08	1,000,000	1,010,000
NTL, Inc.		
0.000%/12.375%, due 10/01/08††	1,250,000	318,750
Renaissance Media Group		
0.000%/10.000%, due 04/15/08††	750,000	603,750

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Par Amount	Value (Note 2)
Cable - continued		
Telewest Communications Plc		
0.000% / 9.250%, due 04/15/09(c)††	$1,500,000	$ 665,625
		10,496,814
Chemicals - 2.7%		
Airgas, Inc.		
9.125%, due 10/01/11	1,000,000	1,060,000
Ferro Corp.		
9.125%, due 01/01/09	1,000,000	1,029,521
Huntsman ICI Chemicals LLC		
10.125%, due 07/01/09	500,000	482,500
IMC Global, Inc.		
11.250%, due 06/01/11	1,000,000	1,070,000
OM Group, Inc.		
9.250%, due 12/15/11 (144A)(a)	300,000	307,500
Scotts Co. (The)		
8.625%, due 01/15/09	1,000,000	1,030,000
		4,979,521
Commercial Services - 4.3%		
Affymetrix, Inc.		
4.750%, due 02/15/07	750,000	569,062
Allied Waste North America, Inc.		
7.875%, due 01/01/09	1,500,000	1,477,500
Avis Group Holdings, Inc.		
11.000%, due 05/01/09	1,000,000	1,065,000
Dun & Bradstreet Corp. (The)		
6.625%, due 03/15/06	500,000	509,847
Encompass Services Corp.		
10.500%, due 05/01/09 (144A)(a)	500,000	327,500
Heritage Media Corp.		
8.750%, due 02/15/06	1,000,000	1,022,500
Iron Mountain, Inc.		
8.625%, due 04/01/13	1,000,000	1,045,000
JMH Finance Ltd.		
4.750%, due 09/06/07 (144A)(a)	1,500,000	1,434,375
Unicco Service Co.		
9.875%, due 10/15/07(c)	622,000	556,690
		8,007,474
Communications - 5.4%		
American Tower Corp.		
9.375%, due 02/01/09 (144A)(a)(c)	750,000	607,500
Comverse Technology, Inc., Convertible		
1.500%, due 12/01/05	900,000	691,875
Crown Castle International Corp.		
9.375%, due 08/01/11 (144A)(a)(c)	500,000	461,250
10.750%, due 08/01/11(c)	1,000,000	982,500
Cyras Systems, Inc., Convertible		
4.500%, due 08/15/05 (144A)(a)	500,000	585,000

Security Description	Par Amount	Value (Note 2)
Communications - continued		
Echostar Broadband Corp.		
10.375%, due 10/01/07	$ 600,000	$ 631,500
L-3 Communications Corp.		
10.375%, due 05/01/07	1,000,000	1,076,250
L-3 Communications Holdings		
5.250%, due 06/01/09	200,000	259,250
Nextel Communications, Inc.		
5.250%, due 01/15/10	700,000	426,125
9.500%, due 02/01/11	2,850,000	2,230,125
Nextel Communications, Inc.		
0.000% / 9.950%, due 02/15/08††	1,000,000	690,000
SBA Communications Corp.		
10.250%, due 02/01/09	500,000	430,000
Time Warner Telecom, Inc.		
10.125%, due 02/01/11(c)	300,000	242,250
Williams Communications Group, Inc.		
11.875%, due 08/01/10	1,500,000	622,500
		9,936,125
Computer Software & Processing - 1.5%		
Affiliated Computer Services, Inc., Convertible		
3.500%, due 02/15/06 (144A)(a)	500,000	697,500
Juniper Networks, Inc.		
4.750%, due 03/15/07	1,000,000	730,000
Mercury Interactive Corp.		
4.750%, due 07/01/07	700,000	574,000
SanDisk Corp., Convertible		
4.500%, due 11/15/06 (144A)(a)	250,000	255,938
Unisys Corp.		
8.125%, due 06/01/06	500,000	500,000
		2,757,438
Containers - 0.2%		
Owens-Illinois, Inc.		
7.850%, due 05/15/04(c)	400,000	390,000
Cosmetics & Personal Care - 0.2%		
Chattem, Inc.		
8.875%, due 04/01/08	427,000	409,920
Electric Services - 0.2%		
Integrated Electric Services, Inc.		
9.375%, due 02/01/09	500,000	445,000
Electric Utilities - 3.2%		
AES Corp. (The)		
9.500%, due 06/01/09	1,500,000	1,372,500
Calpine Corp.		
7.875%, due 04/01/08	1,500,000	1,361,265
Kansas City Power & Light Co.		
7.125%, due 12/15/05	500,000	520,602

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Par Amount	Value (Note 2)
Electric Utilities - continued		
Midland Cogeneration Venture L.P.		
10.330%, due 07/23/02	$ 32,117	$ 32,241
PP&L, Inc.		
6.550%, due 03/01/06	1,250,000	1,278,303
Virginia Electric & Power Co. - Series A		
7.000%, due 01/01/24	700,000	677,986
Wisconsin Public Service Corp.		
6.125%, due 08/01/11	750,000	742,195
		5,985,092
Electronics - 1.0%		
ASML Holding N.V., Convertible		
5.750%, due 10/15/06 (144A)(a)	400,000	478,252
LSI Logic Corp., Convertible		
4.000%, due 02/15/05	1,000,000	848,750
Vitesse Semiconductor Corp.		
4.000%, due 03/15/05	700,000	547,750
		1,874,752
Energy - 1.1%		
AEI Holding Co., Inc.		
10.500%, due 12/15/05 (144A)(a)(d)	1,000,000	540,000
PPL Energy Supply LLC		
6.400%, due 11/01/11 (144A)(a)	1,500,000	1,399,340
		1,939,340
Entertainment & Leisure - 3.1%		
Harrah's Operation Co., Inc.		
7.500%, due 01/15/09	1,700,000	1,720,847
Mandalay Resort Group		
9.375%, due 02/15/10	1,000,000	1,001,250
Mohegan Tribal Gaming Authority		
8.750%, due 01/01/09	1,500,000	1,560,000
Six Flags, Inc.		
9.500%, due 02/01/09 (144A)(a)	1,000,000	1,011,250
Steinway Musical Instruments, Inc.		
8.750%, due 04/15/11 (144A)(a)(c)	500,000	497,500
		5,790,847
Financial Services - 2.3%		
Alamosa Delaware, Inc.		
12.500%, due 02/01/11(c)	850,000	871,250
13.625%, due 08/15/11	500,000	527,500
BISYS Group, Inc.		
4.000%, due 03/15/06 (144A)(a)	500,000	588,750
Credit Suisse First Boston New York		
2.000%, due 05/01/10	500,000	418,125
Ford Motor Credit Co.		
7.250%, due 10/25/11(c)	1,500,000	1,462,204
Merrill Lynch & Co., Inc.		
1.500%, due 12/15/05	500,000	449,100
		4,316,929

Security Description	Par Amount	Value (Note 2)
Food Retailers - 1.6%		
Great Atlantic & Pacific Tea Co., Inc. (The)		
7.750%, due 04/15/07	$ 500,000	$ 480,000
9.125%, due 12/15/11	1,000,000	1,007,500
Ingles Markets, Inc.		
8.875%, due 12/01/11 (144A)(a)	750,000	740,625
Stater Brothers Holdings, Inc.		
10.750%, due 08/15/06	650,000	676,000
		2,904,125
Forest Products & Paper - 1.3%		
Fonda Group, Inc.		
9.500%, due 03/01/07	250,000	226,250
International Paper Co.		
8.125%, due 07/08/05	1,000,000	1,081,867
Stone Container Corp.		
9.250%, due 02/01/08 (144A)(a)	1,000,000	1,060,000
		2,368,117
Health Care Providers - 2.5%		
HealthSouth Corp.		
10.750%, due 10/01/08	500,000	552,500
8.375%, due 10/01/11 (144A)(a)	1,000,000	1,035,000
Leiner Health Products Group		
9.625%, due 07/01/07(d)	1,000,000	155,000
Prime Medical Services, Inc.		
8.750%, due 04/01/08	1,000,000	930,000
Triad Hospitals, Inc.		
8.750%, due 05/01/09	500,000	523,750
Universal Health Services, Inc., Convertible		
0.426%, due 06/23/20	1,000,000	582,500
Wellpoint Health Networks, Inc.		
0.000%, due 07/02/19†	1,000,000	845,000
		4,623,750
Heavy Machinery - 0.3%		
Briggs & Stratton Corp.		
8.875%, due 03/15/11	500,000	525,000
Home Construction, Furnishings & Appliances - 2.2%		
D.R. Horton, Inc.		
10.000%, due 04/15/06	1,000,000	1,035,000
Lennar Corp.		
7.625%, due 03/01/09	1,000,000	1,005,000
MDC Holdings, Inc.		
8.375%, due 02/01/08	1,000,000	1,015,000
Schuler Homes, Inc.		
9.375%, due 07/15/09	750,000	780,000
Sealy Mattress Co., - Series B		
9.875%, due 12/15/07(c)	300,000	301,500
		4,136,500

See notes to financial statements

Security Description	Par Amount	Value (Note 2)
Insurance - 0.7%		
AdvancePCS		
8.500%, due 04/01/08	$ 500,000	$ 522,500
American International Group, Convertible		
0.500%, due 05/15/07(c)	850,000	840,438
		1,362,938
Lodging - 2.4%		
Aztar Corp.		
8.875%, due 05/15/07	1,000,000	1,037,500
Felcor Lodging LP		
8.500%, due 06/01/11	1,001,000	965,965
Hilton Hotels Corp.		
8.250%, due 02/15/11	1,000,000	972,470
Park Place Entertainment Corp.		
7.875%, due 12/15/05	1,000,000	998,750
9.375%, due 02/15/07(c)	400,000	419,000
		4,393,685
Media - Broadcasting & Publishing - 4.2%		
Allbritton Communications Co.		
9.750%, due 11/30/07	1,000,000	1,050,000
EchoStar DBS Corp.		
9.125%, due 01/15/09 (144A)(a)	1,000,000	1,007,500
Fox Liberty Networks LLC		
8.875%, due 08/15/07	1,000,000	1,040,000
Gray Communications Systems, Inc.		
10.625%, due 10/01/06	500,000	526,875
Insight Communications Co., Inc.		
0.000% / 12.250%, due 02/15/11(144A)(a)††	1,000,000	595,000
Interep National Radio Sales, Inc.		
10.000%, due 07/01/08	850,000	556,750
Liberty Media		
3.500%, due 01/15/31 (144A)(a)	1,000,000	762,500
PRIMEDIA, Inc.		
10.250%, due 06/01/04	425,000	403,750
Sinclair Broadcast Group, Inc.		
10.000%, due 09/30/05(c)	1,250,000	1,291,662
8.750%, due 12/15/11 (144A)(a)	500,000	502,500
		7,736,537
Medical - Biotechnology - 0.2%		
Packard BioScience Co.		
9.375%, due 03/01/07	400,000	422,500
Medical Supplies - 1.2%		
Fisher Scientific International, Inc.		
9.000%, due 02/01/08	1,000,000	1,030,000
Fresenius Med Cap Trust		
9.000%, due 12/01/06	500,000	516,250
Medical Supplies - continued		
Fresenius Med Cap Trust II		
7.875%, due 02/01/08	$ 550,000	$ 552,750
InSight Health Services Corp.		
9.875%, due 11/01/11 (144A)(a)	150,000	156,000
		2,255,000
Metals - 1.3%		
AK Steel Corp		
9.125%, due 12/15/06(c)	250,000	256,875
Armco, Inc.		
9.000%, due 09/15/07	500,000	507,500
Century Aluminum Co.		
11.750%, due 04/15/08 (144A)(a)	250,000	260,000
Lone Star Technologies, Inc., - Series B		
9.000%, due 06/01/11 (144A)(a)	500,000	422,500
Nortek, Inc.		
8.875%, due 08/01/08(c)	750,000	755,625
WCI Steel, Inc.		
10.000%, due 12/01/04	500,000	267,500
		2,470,000
Miscellaneous - 0.4%		
American Greetings Corp.		
11.750%, due 07/15/08 (144A)(a)(c)	750,000	776,250
Oil & Gas - 5.3%		
Anadarko Petroleum Corp.		
0.000%, due 03/07/20†	1,000,000	726,250
Chesapeake Energy Corp.		
8.375%, due 11/01/08 (144A)(a)	500,000	496,250
Forest Oil Corp.		
8.000%, due 06/15/08	1,000,000	1,010,000
KCS Energy, Inc.		
11.000%, due 01/15/03	750,000	750,000
Kerr-McGee Corp., Convertible		
5.250%, due 02/15/10	1,000,000	1,120,000
Key Energy Services, Inc.		
8.375%, due 03/01/08 (144A)(a)	750,000	761,250
Mission Resources Corp., - Series C		
10.875%, due 04/01/07 (144A)(a)	650,000	588,250
Parker Drilling Corp., - Series D		
9.750%, due 11/15/06	1,250,000	1,250,000
Parker Drilling Corp., Convertible		
5.500%, due 08/01/04(c)	1,000,000	893,750
Pogo Producing Corp.		
8.750%, due 05/15/07	500,000	513,750
Stone Energy Corp.		
8.250%, due 12/15/11 (144A)(a)	500,000	510,000
XTO Energy, Inc., - Series B		
9.250%, due 04/01/07	1,250,000	1,312,500
		9,932,000

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Par Amount	Value (Note 2)
Pharmaceuticals - 2.0%		
AmerisourceBergen Corp.		
8.125%, due 09/01/08 (144A)(a)	$ 500,000	$ 515,000
Cell Therapeutics, Inc., Convertible		
5.750%, due 06/15/08 (144A)(a)	750,000	715,313
IVAX Corp., Convertible		
5.500%, due 05/15/07	1,000,000	1,003,750
Roche Holdings, Inc., Convertible		
0.000%, due 01/19/15 (144A)(a)†	2,000,000	1,472,500
		3,706,563
Real Estate - 0.7%		
Host Marriott LP (REIT)		
9.500%, due 01/15/07 (144A)(a)	225,000	226,406
9.250%, due 10/01/07(c)	1,000,000	1,001,250
		1,227,656
Retailers - 0.9%		
Central Garden & Pet Co.		
6.000%, due 11/15/03	500,000	423,125
Kmart Corp.		
9.875%, due 06/15/08 (144A)(a)	750,000	622,796
Office Depot, Inc.		
10.000%, due 07/15/08	500,000	545,000
		1,590,921
Telephone Systems - 3.8%		
Intermedia Communications of Florida, Inc.		
9.500%, due 03/01/09	1,000,000	1,076,250
Level 3 Communications, Inc.		
11.000%, due 03/15/08(c)	1,000,000	505,000
Level 3 Communications, Inc.		
0.000% / 12.875%, due 03/15/10††	157,000	36,895
MasTec, Inc.		
7.750%, due 02/01/08(c)	400,000	336,000
Price Communications Wireless, Inc.		
9.125%, due 12/15/06	750,000	798,750
SBA Communications Corp.		
0.000% / 12.000%, due 03/01/08††	1,000,000	755,000
TeleCorp PCS, Inc.		
10.625%, due 07/15/10	2,000,000	2,330,000
Triton PCS, Inc.		
0.000% / 11.000%, due 05/01/03††	1,000,000	910,000
VoiceStream Wireless Corp.		
10.375%, due 11/15/09	325,000	370,500
		7,118,395
Textiles, Clothing & Fabrics - 0.7%		
Interface, Inc.		
9.500%, due 11/15/05	1,000,000	900,000
Levi Strauss & Co.		
11.625%, due 01/15/08(c)	500,000	445,000
		1,345,000
Tires & Rubber - 0.3%		
Goodyear Tire & Rubber Co.		
7.857%, due 08/15/11	$ 650,000	$ 604,997
Transportation - 0.5%		
United Parcel Services		
1.750%, due 09/27/07	1,000,000	980,000
U.S. Government Agency Mortgage Backed Securities - 6.3%		
Federal Home Loan Mortgage Corp.		
7.000%, due 07/15/05	700,000	761,291
5.500%, due 07/15/06	3,000,000	3,086,166
Federal National Mortgage Assoc.		
6.500%, due 10/01/31	7,889,760	7,905,046
		11,752,503
Total Domestic Bonds & Debt Securities (Cost $162,628,537)		158,326,679
Foreign Bonds & Debt Securities - 5.2%		
Argentina - 0.2%		
Telefonica de Argentina S.A.,		
9.125%, due 05/07/08 (144A)(a)	500,000	311,250
Bermuda - 0.8%		
Elan Finance Corp. Ltd., (Yankee)		
0.000%, due 12/14/18†	2,000,000	1,417,500
Global Crossings Holdings Ltd.,		
9.625%, due 05/15/08(c)	1,000,000	120,000
		1,537,500
Brazil - 0.3%		
Globo Comunicacoes Participation,		
10.625%, due 12/05/08 (144A)(a)	750,000	504,375
Canada - 1.8%		
Abitibi-Consolidated, Inc. (Yankee)		
8.550%, due 08/01/10	750,000	791,710
Rogers Cantel, Inc., (Yankee)		
8.300%, due 10/01/07	1,000,000	980,000
Rogers Wireless Communications, Inc.		
9.625%, due 05/01/11	500,000	517,500
Tembec Industries, Inc., (Yankee)		
8.625%, due 06/30/09	1,000,000	1,045,000
		3,334,210
Luxembourg - 0.4%		
Millicom International Cellular S.A., (Yankee)		
13.500%, due 06/01/06	1,000,000	665,000
Mexico - 0.8%		
Gruma S.A. de C.V., (Yankee)		
7.625%, due 10/15/07(c)	500,000	471,250
TV Azteca S.A., (Yankee)		
10.500%, due 02/15/07	1,000,000	975,000
		1,446,250

See notes to financial statements

Security Description	Par Amount	Value (Note 2)
Netherlands - 0.4%		
STMicroelectronics N.V., Convertible 0.000%, due 09/22/09†	$ 500,000	$ 501,875
United Pan-Europe Communications N.V., (Yankee) 11.250%, due 11/01/09	500,000	67,500
Versatel Telecom International N.V., (Yankee) 11.875%, due 07/15/09	650,000	224,250
		793,625
United Kingdom - 0.5%		
Swiss Life Financial Ltd., Convertible 2.000%, due 05/20/05	1,000,000	1,036,250
Total Foreign Bonds & Debt Securities (Cost $11,795,454)		9,628,460
	Shares	
Common and Preferred Stocks - 3.4%		
Aerospace & Defense - 0.2%		
Raytheon Co. Convertible Preferred	6,000	334,500
Communications - 0.5%		
Cox Communications, Inc. - Class A, Convertible Preferred	17,000	971,550
Electric Utilities - 0.5%		
AES Trust VII Convertible Preferred	10,000	285,000
Dominion Resources, Inc. Convertible Preferred	10,000	597,200
		882,200
Electronics - 0.0%		
DecisionOne Corp.(b)*	66	0
Entertainment & Leisure - 0.4%		
Six Flags, Inc.	30,000	716,250
Financial Services - 0.6%		
Equity Securities Trust I Convertible Preferred*	10,000	445,000
Morgan Stanley Dean Witter & Co.	30,000	189,000
Washington Mutual, Inc. Convertible Preferred(c)	10,000	478,750
		1,112,750
Forest Products & Paper - 0.3%		
Georgia-Pacific Group	15,000	466,350
Health Care Providers - 0.2%		
Anthem, Inc. Convertible Preferred*	5,700	364,800
Industrial - Diversified - 0.0%		
Safelite Realty Corp.(b)*	436	1,247

Security Description	Shares	Value (Note 2)
Industrial - Diversified - continued		
Safelite Glass Corp. - Class B(b)*	6,452	$ 1,250
		2,497
Insurance - 0.4%		
ACE, Ltd. Convertible Preferred	10,000	817,000
Media - Broadcasting & Publishing - 0.1%		
Sinclair Broadcast Group, Inc. - Series D, Convertible Preferred(c)	8,500	240,550
Transportation - 0.2%		
Canadian National Railway Co. Convertible Preferred	7,000	458,500
Total Common and Preferred Stocks (Cost $7,901,278)		6,366,947
Warrants - 0.0%		
Cable - 0.0%		
NTL, Inc. (expiring 10/14/08)(144A)(a)*	522	26
Industrial - Diversified - 0.0%		
Safelite Glass Corp. - Class A (expiring 09/29/06)(b)*	15,811	1,251
Safelite Glass Corp. - Class B (expiring 09/29/07)(b) *	10,541	1,250
		2,501
Medical Supplies - 0.0%		
Urohealth Systems, Inc. (expiring 04/10/04)(144A)(a)(b)*	250	0
Total Warrants (Cost $509,177)		2,527
	Par/Shares Amount	
Short-Term Investments - 12.1%		
State Street Bank and Trust Co., Repurchase Agreement, dated 12/31/01 at 0.75% to be repurchased at $7,793,325 on 1/02/02 collateralized by $7,980,000 FHLMC 2.21% due 11/26/02 with a value of $7,952,908	$ 7,793,000	7,793,000
State Street Navigator Lending Prime Portfolio(e)	14,619,770	14,619,770
Total Short-Term Investments (Cost $22,412,770)		22,412,770

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Value (Note 2)
TOTAL INVESTMENTS - 105.8% (Cost $205,247,216)	$196,737,383
Other Assets and Liabilities (net) - (5.8%)	(10,733,740)
TOTAL NET ASSETS - 100.0%	$186,003,643

Portfolio Footnotes:

* Non-income producing security.

(a) Securities that may be resold to "qualified institutional buyers" under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

(b) Security valued at fair value using methods determined in good faith by or at the direction of the Trustees.

(c) All or a portion of security out on loan.

(d) Security is in default.

(e) Represents investment of collateral received from securities lending transactions.

† Zero coupon bond.

†† Security is a "step-up" bond where coupon increases or steps up at a predetermined date. Rates shown are current coupon and next coupon rate when security steps up.

FHLMC - Federal Home Loan Mortgage Corp.

REIT - Real Estate Investment Trust

Yankee - U.S. Dollar denominated bonds issued by non-U.S. companies in the U.S.

The following table summarizes the portfolio composition of the Portfolio's holdings at December 31, 2001, based upon quality ratings issued by Standard & Poor's. For securities not rated by Standard & Poor's, the Moody's rating is used.

Portfolio Composition by Credit Quality	% of Portfolio (unaudited)
AAA/Government/Government Agency	7.79%
AA	1.52
A	4.87
BBB	16.28
BB	22.50
B	39.24
Below B	4.15
Equities/Other	3.65
Total:	100.0%

Met Investors Series Trust
MFS Mid Cap Growth Portfolio

PORTFOLIO OF INVESTMENTS
December 31, 2001
(Percentage of Net Assets)

Security Description	Shares	Value (Note 2)
Common Stocks - 92.8%		
Aerospace & Defense - 0.3%		
EDO Corp.	4,020	$ 106,329
Apparel Retailers - 0.2%		
Gap, Inc. (The)	6,480	90,331
Commercial Services - 1.2%		
ARAMARK Corp. - Class B*	1,320	35,508
Concord EFS, Inc.*(a)	11,500	376,970
Weight Watchers Intl., Inc.*	320	10,822
		423,300
Communications - 13.0%		
Advanced Fibre Communications, Inc.*	40,380	713,514
American Tower Corp. - Class A*(a)	65,460	619,906
Cable Design Technologies Corp.*	13,000	177,840
CIENA Corp.*	50,570	723,657
Comverse Technology, Inc.*	23,940	535,538
EchoStar Communications Corp. - Class A*(a)	58,890	1,617,708
ONI Systems Corp.*(a)	53,880	337,828
SBA Communications Corp.*(a)	330	4,297
Tekelec*(a)	4,710	85,298
		4,815,586
Computer Software & Processing - 22.3%		
Adobe Systems, Inc.	2,650	82,282
BEA Systems, Inc.*	11,180	172,172
CheckFree Corp.*	44,570	802,260
Citrix Systems, Inc.*	43,200	978,912
CSG Systems International, Inc.*	22,000	889,900
Global Payments, Inc.	2,480	85,312
i2 Technologies, Inc.*(a)	4,080	32,232
Internap Network Services Corp.*	39,640	45,982
Internet Security Systems, Inc.*	13,260	425,116
Netegrity, Inc.*	1,570	30,395
Rational Software Corp.*	15,150	295,425
RSA Security, Inc.*	10,160	177,394
S1 Corp.*	37,010	598,822
Switchboard, Inc.*	4,910	15,958
VeriSign, Inc.*(a)	90,854	3,456,086
VERITAS Software Corp.*	3,360	150,629
		8,238,877
Computers & Information - 1.7%		
Akamai Technologies, Inc.*	41,730	247,876
CNET Networks, Inc.*(a)	34,590	310,273
Computer Network Technology Corp.*	4,580	81,478
		639,627
Crude Petroleum & Natural Gas - 1.8%		
Houston Exploration Co.*	20,120	675,630
Electric Utilities - 0.2%		
AES Corp. (The)*	4,670	$ 76,354
Aquila, Inc. - Class A*	100	1,710
Reliant Resources, Inc.*	160	2,642
		80,706
Electronics - 2.8%		
Aware, Inc.*	2,000	16,600
General Motors Corp. - Class H	65,580	1,013,211
		1,029,811
Financial Services - 0.0%		
Instinet Group, Inc.*(a)	370	3,719
Food Retailers - 1.8%		
Kroger Co.*	31,650	660,535
Forest Products & Paper - 2.1%		
Willamette Industries, Inc.(a)	15,180	791,182
Health Care Providers - 2.2%		
DaVita, Inc.*	17,760	434,232
HEALTHSOUTH Corp.*	26,460	392,137
		826,369
Heavy Machinery - 2.0%		
AGCO Corp.	34,060	537,467
Cooper Cameron Corp.*	4,690	189,288
		726,755
Insurance - 4.2%		
ACE, Ltd.	9,730	390,659
Arthur J. Gallagher & Co.	8,850	305,237
Principal Financial Group, Inc.*(a)	5,420	130,080
Prudential Financial, Inc.*	2,620	86,958
Willis Group Holdings, Ltd.*	18,140	427,197
XL Capital, Ltd. - Class A	2,240	204,646
		1,544,777
Media - Broadcasting & Publishing - 2.8%		
Macrovision Corp.*	19,510	687,142
Scholastic Corp.*	6,940	349,290
		1,036,432
Medical - Biotechnology - 4.0%		
Cytyc Corp.*(a)	57,150	1,491,615
Medical Services - 0.6%		
IMPATH, Inc.*	5,030	223,885
Medical Supplies - 4.0%		
Applera Corp. - Applied Biosystems Group	16,640	653,453
ArthoCare Corp.*(a)	1,760	31,557
Lincare Holdings, Inc.*	27,800	796,470
Unilab Corp.*	160	4,016
		1,485,496

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Shares	Value (Note 2)
Oil & Gas - 17.2%		
Anadarko Petroleum Corp.	3,400	$ 193,290
Apache Corp.	36,427	1,816,979
Devon Energy Corp.(a)	25,590	989,053
EOG Resources, Inc.	40,370	1,578,871
Newfield Exploration Co.*(a)	15,350	545,078
Noble Drilling Corp.*	36,450	1,240,758
		6,364,029
Pharmaceuticals - 5.4%		
Genzyme Corp.*	15,310	916,457
IMS Health, Inc.	39,140	763,621
Sepracor, Inc.*	5,660	322,960
		2,003,038
Retailers - 2.5%		
CVS Corp.(a)	30,710	909,016
Telephone Systems - 0.5%		
Amdocs, Ltd.*	5,070	172,228
Total Common Stocks (Cost $34,232,837)		34,339,273

Security Description	Par/Shares Amount	Value (Note 2)
Short-Term Investments - 28.3%		
State Street Bank and Trust Co., Repurchase Agreement, dated 12/31/01 at 0.50% to be repurchased at $3,938,109 on 1/02/02 collateralized by $3,860,000 FNMA 4.75% due 3/15/03 with a value of $4,019,225	$3,938,000	$ 3,938,000
State Street Navigator Securities Lending Prime Portfolio(b)	6,516,322	6,516,322
Total Short-Term Investments (Cost $10,454,322)		10,454,322
TOTAL INVESTMENTS - 121.1% (Cost $44,687,159)		44,793,595
Other Assets and Liabilities (net) - (21.1%)		(7,817,453)
TOTAL NET ASSETS - 100.0%		$36,976,142

Portfolio Footnotes:

* Non-income producing security.

(a) All or a portion of security out on loan.

(b) Represents investment of collateral received from securities lending transactions.

FNMA - Federal National Mortgage Association

See notes to financial statements

Met Investors Series Trust
MFS Research International Portfolio

PORTFOLIO OF INVESTMENTS
December 31, 2001
(Percentage of Net Assets)

Security Description	Shares	Value (Note 2)
Common and Preferred Stocks - 98.6%		
Australia - 1.9%		
NRMA Insurance Group Ltd.	158,870	$ 253,711
TABCORP Holdings, Ltd.	19,370	97,559
		351,270
Belgium - 0.5%		
Dexia*	6,900	99,194
Brazil - 0.8%		
Aracruz Celulose S.A. (ADR) (b)	8,275	150,440
Canada - 3.3%		
BCE, Inc. (b)	5,150	117,420
Manitoba Telecom Services, Inc.	11,460	249,741
Manulife Financial Corp.	8,950	233,825
		600,986
Denmark - 2.5%		
Danske Bank	28,780	461,759
Finland - 1.2%		
Nokia Oyj (ADR)	9,040	221,751
France - 12.3%		
Aventis S.A.	1,500	106,484
Carrefour S.A.	5,610	291,635
Generale de Sante*	7,669	98,029
Sanofi-Synthelabo S.A.	9,370	698,951
Suez S.A.	6,540	197,934
Technip-Coflexip S.A.	3,140	419,261
TotalFinaElf S.A.	3,270	466,891
		2,279,185
Germany - 5.9%		
Celanese AG	5,610	104,868
Fresenius AG - Preferred	1,218	98,988
Fresenius Medical Care AG	7,400	341,476
Linde AG	4,820	195,219
Muenchener Rueckversicherungs-Gesellschaft AG	730	198,159
Software AG	4,011	153,527
		1,092,237
Greece - 0.6%		
Cosmote Mobile Communications S.A.	10,956	111,373
Hong Kong - 0.9%		
China Mobile (Hong Kong), Ltd.*	31,000	109,128
China Mobile (Hong Kong), Ltd. (ADR)*(b)	3,200	55,936
		165,064
Ireland - 0.9%		
Bank of Ireland	16,560	156,696
Italy - 2.5%		
Assicurazioni Generali SpA	11,340	314,942
Snam Rete Gas SpA*	54,210	143,318
		458,260
Japan - 10.6%		
Asahi Breweries, Ltd. (b)	33,000	$ 296,977
Canon, Inc.	5,000	172,124
Fast Retailing Co., Ltd.	1,500	133,501
Honda Motor Co., Ltd.	10,000	399,206
Secom Co., Ltd.	3,500	175,788
Sega Corp.*(b)	10,500	209,583
Shionogi & Co., Ltd.	7,000	119,686
Shiseido Co., Ltd.	14,000	129,410
Stanley Electric Co., Ltd.	10,000	76,254
Tokyo Gas Co., Ltd.	92,360	247,450
		1,959,979
Mexico - 0.5%		
Grupo Aeroportuario del Sureste S.A. de C.V. (ADR)*	6,575	101,255
Netherlands - 8.2%		
Akzo Nobel N.V.	5,940	265,168
Fugro N.V.	3,327	148,372
Koninklijke (Royal) KPN N.V.*	30,350	154,262
Koninklijke (Royal) Philips Electronics N.V.	9,640	286,435
Libertel N.V.*	18,460	169,744
Unilever N.V.	5,180	303,633
VNU N.V.	5,807	178,386
		1,506,000
Norway - 0.5%		
Tandberg ASA*	4,200	93,577
South Korea - 4.6%		
Korea Telecom Corp.	1,590	60,696
Korea Telecom Corp. (ADR) (b)	7,640	155,321
Samsung Electronics Co., Ltd.	2,170	462,690
SK Telecom Co., Ltd.	620	126,985
SK Telecom Co., Ltd. (ADR) (b)	2,070	44,754
		850,446
Spain - 3.8%		
Gas Natural SDG S.A.	3,920	65,252
Iberdrola S.A.	30,180	392,762
Telefonica S.A.*	18,800	251,524
		709,538
Sweden - 1.7%		
Saab AB	25,940	246,917
Securitas AB - Class B	3,160	60,159
		307,076
Switzerland - 8.5%		
Converium Holdings AG*	1,950	94,821
Givaudan S.A.	340	103,664
Jomed N.V.*	3,360	91,106
Novartis AG	11,400	412,147
Swiss Re*	1,050	105,658

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Shares	Value (Note 2)
Switzerland - continued		
Syngenta AG*	10,800	$ 559,653
Synthes-Stratec, Inc.* (144A)(a)	300	206,700
		1,573,749
United Kingdom - 26.2%		
BP Plc(b)	9,720	452,077
British Sky Broadcasting Group Plc*	17,940	197,173
CGNU Plc	22,430	275,544
Diageo Plc	35,513	405,286
GlaxoSmithKline Plc	7,880	197,386
HSBC Holdings Plc	21,830	255,796
Lloyds TSB Group Plc	28,270	306,598
National Grid Group Plc	25,340	157,672
Next Plc	22,430	291,848
Reckitt Benckiser Plc	17,140	249,181
Reed International Plc	50,140	415,493
Royal Bank of Scotland Group Plc	20,706	503,311
Standard Chartered Plc	10,730	127,914
Tesco Plc	87,820	317,905
Vodafone Group Plc	263,680	689,049
		4,842,233
United States - 0.7%		
AFLAC, Inc.	4,980	122,309
Total Common and Preferred Stocks (Cost $17,835,852)		18,214,377

Security Description	Par/Shares Amount	Value (Note 2)
Short-Term Investments - 15.2%		
State Street Bank and Trust Co., Repurchase Agreement, dated 12/31/01 at 0.50% to be repurchased at $1,631,045 on 1/02/02 collateralized by $1,625,000 FHLMC 4.50% due 3/15/03 with a value of $1,666,335	$1,631,000	$ 1,631,000
State Street Navigator Securities Lending Prime Portfolio(c)	1,188,370	1,188,370
Total Short-Term Investments (Cost $2,819,370)		2,819,370
TOTAL INVESTMENTS - 113.8% (Cost $20,655,222)		21,033,747
Other Assets and Liabilities (net) - (13.8%)		(2,558,152)
TOTAL NET ASSETS - 100.0%		$18,475,595

Portfolio Footnotes:

* Non-income producing security.

(a) Securities that may be resold to "qualified institutional buyers" under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

(b) All or a portion of security out on loan.

(c) Represents investment of collateral received from securities lending transactions.

ADR - American Depositary Receipt

FHLMC - Federal Home Loan Mortgage Corp.

Met Investors Series Trust
PIMCO Total Return Portfolio

PORTFOLIO OF INVESTMENTS
December 31, 2001
(Percentage of Net Assets)

Security Description	Par Amount	Value (Note 2)
Domestic Bonds & Debt Securities - 38.7%		
Asset Backed Securities - 4.2%		
ABFS Equipment Contract Trust,		
6.100%, due 10/15/05 (144A)(e)	$ 18,492	$ 18,120
ARG Funding Corp.		
2.193%, due 05/20/03 (144A)(e) ^	300,000	300,305
Bear Stearns Asset Backed Securities, Inc.		
2.330%, due 09/25/08 ^	787,435	786,490
Compucredit Credit Card Master Trust		
2.116%, due 03/15/07 (144A)(e) ^	300,000	300,190
Credit-Based Asset Servicing and Securitization		
2.270%, due 10/25/30 ^	463,235	464,472
FMAC Loan Receivables Trust,		
6.729%, due 12/15/19 (144A)(e)	625,000	597,234
Mid-State Trust		
7.791%, due 03/15/38	599,116	649,316
MLCC Mortgage Investors, Inc.		
2.276%, due 02/21/26 ^	421,675	423,299
Residential Asset Securitization Trust		
7.130%, due 07/25/31	200,000	201,044
United Air Lines, Inc.		
2.301%, due 12/02/02 ^	350,377	343,301
World Financial Network Credit Card Master Trust		
2.136%, due 06/16/08 ^	300,000	298,950
		4,382,721
Automotive - 5.0%		
Ford Motor Co.		
7.450%, due 07/16/31	700,000	643,134
Ford Motor Credit Co.		
3.121%, due 04/17/02	200,000	197,104
2.060%, due 03/17/03	300,000	294,104
2.351%, due 06/02/03	500,000	486,491
5.274%, due 10/27/03	500,000	447,212
2.860%, due 07/18/05	200,000	189,020
6.875%, due 02/01/06	725,000	726,681
General Motors Acceptance Corp.		
2.540%, due 08/04/03	200,000	196,584
3.010%, due 05/04/04	600,000	586,585
8.000%, due 11/01/31	1,500,000	1,531,052
		5,297,967
Collateralized Mortgage Obligations - 15.7%		
Bear Stearns Adjustable Rate Mortgage Trust		
6.665%, due 09/25/31 ^	380,499	384,611
6.299%, due 01/25/32 ^	1,500,000	1,535,743
6.963%, due 01/25/32	859,055	862,926
6.147%, due 02/25/32	1,500,000	1,519,885
6.184%, due 02/25/32	800,000	810,791
Collateralized Mortgage Obligations - continued		
Bear Stearns Commercial Mortgage Securities, Inc.		
5.060%, due 11/15/16	$ 498,717	$ 485,069
5.610%, due 11/15/33	500,000	479,115
Cendant Mortgage Corp.		
6.750%, due 04/25/31	279,372	281,863
Countrywide Home Loans		
6.500%, due 11/25/13	476,565	487,929
Credit Suisse First Boston Mortgage Securities Corp.		
2.280%, due 08/25/31 ^	353,316	354,401
E-Trade Bank Arm Trust		
7.097%, due 09/25/31 ^	359,402	365,476
FFCA Secured Lending Corp.		
7.850%, due 10/18/17 (144A)(e)	300,000	310,489
First Horizon Asset Securities, Inc.		
6.750%, due 11/25/31	940,607	959,687
GMACCM Mortgage Trust I		
2.910%, due 07/20/03 (144A)(e) ^	257,410	257,410
Green Tree Financial Corp.		
7.330%, due 04/01/31	400,000	424,678
Indymac Arm Trust		
6.462%, due 01/25/32	189,518	190,250
Mellon Residential Funding Corp.		
6.580%, due 07/25/29	800,000	817,705
PNC Mortgage Securities Corp.		
6.750%, due 04/25/28	1,000,000	1,023,495
Prudential Home Mortgage Securities		
7.000%, due 11/25/07	700,000	706,584
7.000%, due 02/25/08	455,000	466,122
Residential Accredit Loans, Inc.		
8.000%, due 06/25/30	739,082	752,685
Residential Funding Mortgage Security		
6.500%, due 06/25/09	138,259	141,527
7.750%, due 10/25/30	16,722	16,935
Small Business Administration		
5.500%, due 10/01/18	310,678	305,264
United Mortgage Securitie Corp.		
6.900%, due 06/25/32 ^	100,755	101,026
7.115%, due 09/25/33	33,238	33,954
Washington Mutual, Inc.		
6.171%, due 12/25/40	57,847	58,303
Wells Fargo Mortgage Backed Securities Trust		
6.749%, due 10/25/31 ^	577,273	584,955
6.251%, due 01/25/32	1,800,000	1,819,688
		16,538,566

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Par Amount	Value (Note 2)
Communications - 2.8%		
Cingular Wireless		
6.500%, due 12/15/11 (144A)(e)	$ 700,000	$ 710,499
Deutsche Telekom Finance B.V.		
8.250%, due 06/15/30(d)	700,000	779,183
France Telecom S.A.,		
3.650%, due 03/14/03^(144A)(e)	200,000	201,590
8.500%, due 03/01/31	700,000	801,835
Sprint Capital Corp.		
7.625%, due 06/10/02	500,000	510,786
		3,003,893
Electric Utilities - 1.2%		
Entergy Gulf States, Inc.,		
3.281%, due 06/02/03(144A)(e)	200,000	200,469
Niagara Mohawk Power Corp.		
8.500%, due 07/01/10	300,000	282,889
TECO Energy, Inc.		
7.000%, due 10/01/02	300,000	307,719
TX Electric Co.,		
2.470%, due 06/15/03(144A)(e)	500,000	500,510
		1,291,587
Financial Services - 5.0%		
Associates Corp. of North America		
6.200%, due 05/16/05	500,000	521,959
Bank One NA		
2.216%, due 05/10/04	300,000	300,043
Bear Stearns Companies, Inc.		
2.520%, due 05/06/03	600,000	599,562
Gemstone Investors, Ltd.,		
7.710%, due 10/31/04(144A)(e)	700,000	680,849
GMAC Mortgage Corp.		
5.940%, due 07/01/13	289,815	289,177
Heller Financial, Inc.		
6.375%, due 03/15/06	400,000	423,060
Household Finance Corp.		
7.200%, due 07/15/06	400,000	421,327
J.P. Morgan Chase & Co.		
5.625%, due 08/15/06(d)	400,000	406,692
Qwest Capital Funding, Inc.		
7.750%, due 02/15/31	700,000	673,514
Small Business Administration		
6.353%, due 03/10/11	300,000	294,952
Sprint Capital Corp.		
6.000%, due 01/15/07 (144A)(e)	700,000	695,763
		5,306,898
Food Retailers - 0.5%		
Kroger Co.		
2.771%, due 08/16/12	500,000	500,312
Foreign Government - 2.1%		
Republic of Panama		
8.250%, due 04/22/08	$ 750,000	$ 746,250
United Mexican States		
8.300%, due 08/15/31	1,500,000	1,477,500
		2,223,750
Health Care Providers - 0.5%		
HCA, Inc.		
3.401%, due 09/19/02^	500,000	500,361
Oil & Gas - 0.7%		
Conoco, Inc.		
3.201%, due 10/15/02	700,000	701,350
Telephone Systems - 0.5%		
AT&T Corp.		
7.125%, due 01/15/02	500,000	500,722
Transportation - 0.5%		
Limestone Electron Trust,		
8.625%, due 03/15/03 (144A)(e)	500,000	504,720
Total Domestic Bonds & Debt Securities (Cost $40,779,593)		40,752,847
Commercial Paper - 13.6%		
Banking - 8.2%		
DaimlerChrysler NA Holding		
1.990%, due 09/16/02	500,000	496,387
Danske Corp.		
1.940%, due 03/20/02	3,400,000	3,385,709
ForeningsSparbanken AB (Swedbank)		
1.750%, due 03/12/02	1,600,000	1,594,555
2.050%, due 03/28/02	1,300,000	1,293,634
Halifax Group Plc		
1.820%, due 03/28/02	500,000	497,826
UBS Finance (Delaware), Inc.		
2.020%, due 03/26/02	800,000	796,229
2.070%, due 03/26/02	600,000	597,102
		8,661,442
Beverages, Food & Tobacco - 0.3%		
ConAgra Foods, Inc.		
2.720%, due 09/10/03	300,000	300,310
Electrical Equipment - 1.7%		
General Electric Capital Corp.		
1.770%, due 01/03/02	1,500,000	1,499,852
1.850%, due 03/27/02	300,000	298,690
		1,798,542
Financial Services - 3.2%		
Nestle Finance France SA		
1.790%, due 03/26/02	700,000	697,077
Svedala Industrie AB		
1.780%, due 03/25/02	700,000	697,127

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Par Amount	Value (Note 2)
Financial Services - continued		
Westpactrust Securities, Ltd.		
1.740%, due 03/28/02	$ 1,000,000	$ 995,843
2.060%, due 03/28/02	1,000,000	995,079
		3,385,126
Telephone Systems - 0.2%		
Deutsche Telekom International Finance BV		
7.750%, due 06/15/05(d)	200,000	216,731
Total Commercial Paper (Cost $14,358,840)		14,362,151
U.S. Government & Agency Discount Notes - 5.3%		
Federal Home Loan Mortgage Corp.		
2.280%, due 01/10/02	80,000	79,954
Federal National Mortgage Assoc.		
1.765%, due 03/28/02	5,200,000	5,178,075
U.S. Treasury Bill		
0.000%, due 02/07/02†	205,000	204,670
U.S. Treasury Inflation Index Note		
3.625%, due 07/15/02(b)	110,967	112,025
Total U.S. Government & Agency Discount Notes (Cost $5,575,164)		5,574,724
U.S. Government & Agency Obligations - 48.5%		
Federal Agricultural Mortgage Corp.		
7.370%, due 08/01/06	1,500,000	1,599,086
Federal Home Loan Mortgage Corp.		
7.000%, due 07/01/07	25,063	25,070
7.000%, due 09/01/10	124,948	130,438
6.500%, due 04/01/11	670,318	687,930
6.000%, due 05/01/11	714,086	725,467
5.500%, due 05/01/14	387,329	384,440
6.000%, due 06/01/14	833,346	840,976
6.000%, due 10/01/14	278,534	281,085
6.000%, due 03/01/15	23,517	23,732
5.500%, due 04/01/16	477,960	471,239
5.750%, due 06/15/21	1,500,000	1,533,968
6.000%, due 09/15/25	963,715	982,272
6.500%, due 04/01/29	391,255	393,427
6.500%, due 06/01/29	28,566	28,724
6.500%, due 07/01/29	26,511	26,658
6.500%, due 11/01/30	42,923	43,090
Federal National Mortgage Assoc.		
6.125%, due 11/25/03	210,967	217,544
5.250%, due 06/15/06	5,000,000	5,094,980
6.090%, due 10/01/08	504,050	517,296
6.000%, due 11/01/08	188,191	193,119
6.500%, due 03/01/09	35,953	35,950
6.625%, due 09/15/09	200,000	213,960
6.625%, due 11/15/10	1,000,000	1,065,632
U.S. Government & Agency Obligations - continued		
Federal National Mortgage Assoc. - continued		
7.000%, due 04/01/11	$ 529,220	$ 550,965
7.000%, due 05/01/11	240,587	250,729
6.000%, due 04/01/13	1,057,402	1,067,473
5.500%, due 07/01/13	355,259	352,578
8.000%, due 11/01/13	342,105	362,587
5.500%, due 01/01/14	360,865	357,643
6.000%, due 03/01/14	53,937	54,368
8.000%, due 08/01/14	133,369	140,452
8.000%, due 10/01/25	90,445	95,666
6.000%, due 06/01/29	430,349	424,005
6.500%, due 06/01/29	444,828	446,913
6.500%, due 09/01/29	161,272	162,028
7.500%, due 09/01/30	48,658	50,281
6.000%, due TBA(a)	2,000,000	1,946,250
Federal National Mortgage Assoc., REMIC		
6.500%, due 05/17/15	658,445	677,847
Government National Mortgage Assoc.		
8.250%, due 02/15/09	131,311	140,181
6.000%, due 04/15/14	377,560	383,002
7.000%, due 10/15/23	355,150	366,074
7.500%, due 01/15/26	491,671	512,097
6.500%, due 03/15/29	152,956	153,803
6.500%, due 04/15/29	150,861	151,697
6.500%, due 05/15/29	206,743	207,888
6.500%, due 06/15/29	188,891	189,937
6.500%, due 07/15/29	414,618	416,914
6.500%, due 07/15/29	410,751	413,026
6.500%, due 08/15/29	531,081	534,023
7.000%, due TBA(a)	5,500,000	5,618,591
8.000%, due TBA(a)	6,000,000	6,273,750
Government National Mortgage Assoc., REMIC		
2.396%, due 02/16/30	378,756	380,917
U.S. Treasury Bond		
9.250%, due 02/15/16(d)	2,910,000	3,935,775
8.500%, due 02/15/20(d)	2,530,000	3,310,940
7.625%, due 11/15/22(d)	100,000	122,430
5.250%, due 02/15/29(d)	200,000	187,836
U.S. Treasury Bond STRIPS		
0.000%, due 11/15/21(d)†	1,225,000	376,196
U.S. Treasury Inflation Index Note		
3.875%, due 01/15/09	433,460	443,484
U.S. Treasury Note		
3.625%, due 01/15/08(d)	3,300,180	3,337,310
6.000%, due 08/15/09(d)	1,100,000	1,173,005
Total U.S. Government & Agency Obligations (Cost $50,593,976)		51,084,744

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Par/Shares Amount	Value (Note 2)
Short-Term Investments - 15.5%		
State Street Bank and Trust Co., Repurchase Agreement, dated 12/31/01 at 0.75% to be repurchased at $5,908,246 on 1/02/02 collateralized by $6,050,000 FHLMC 2.210% due 11/26/02 with a value of $6,029,460	$ 5,908,000	$ 5,908,000
State Street Navigator Securities Lending Prime Portfolio(c)	10,374,182	10,374,182
Total Short-Term Investments (Cost $16,282,182)		16,282,182
TOTAL INVESTMENTS - 121.6% (Cost $127,589,755)		128,056,648
Other Assets and Liabilities (net) - (21.6%)		(22,714,117)
TOTAL NET ASSETS - 100.0%		$105,342,531

Put Options	Expiration	Strike Price	Number of Contracts	Value (Note 2)
10 Year U.S. Treasury Note	02/22/02	$100.00	(30)	$ (3,657)
10 Year U.S. Treasury Note	02/22/02	102.00	(80)	(3,875)
10 Year U.S. Treasury Note	02/22/02	103.00	(270)	(19,406)
CME Eurodollar	06/17/02	95.75	(100)	(150)
CME Eurodollar	06/14/02	96.00	(500)	(1,000)
CME Eurodollar	09/13/02	96.50	(175)	(3,937)
CME Eurodollar	06/14/02	97.00	(175)	(1,663)
(Written Option Premium $46,517)				($ 33,688)

Portfolio Footnotes:

(a) Settlement is on a delayed delivery or when-issued basis with final maturity to be announced (TBA) in the future.

(b) Held as collateral for open futures contracts.

(c) Represents investment of collateral received from securities lending transactions.

(d) All or a portion of security out on loan.

(e) Securities that may be resold to "qualified institutional buyers" under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1993, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

^ Variable or floating rate security. The stated rate represents the rate at December 31, 2001.

† Zero-Coupon bond

FHLMC - Federal Home Loan Mortgage Corp.

REMIC - Real Estate Mortgage Investment Conduit

STRIPS - Separate Trading of Registered Interest and Principal of Security

The following table summarizes the portfolio composition of the Portfolio's holdings at December 31, 2001, based upon quality ratings issued by Standard & Poor's. For securities not rated by Standard & Poor's, the Moody's rating is used.

Portfolio Composition by Credit Quality	Percent of Portfolio (unaudited)
AAA/Government/Government Agency	75.31%
AA	1.30
A	5.27
BBB	9.82
BB	2.79
Not Rated	5.51
Total:	100.0%

See notes to financial statements

PORTFOLIO OF INVESTMENTS
December 31, 2001
(Percentage of Net Assets)

Security Description	Shares	Value (Note 2)
Common Stocks - 97.9%		
Communications - 8.6%		
CIENA Corp.*	36,900	$ 528,039
Corning, Inc.	14,100	125,772
Foundry Networks, Inc.*	26,400	215,160
JDS Uniphase Corp.*	48,000	416,640
Nokia Oyj (ADR)	24,000	588,720
Polycom, Inc.*	2,000	68,140
QUALCOMM, Inc.*	5,100	257,550
		2,200,021
Computer Software & Processing - 23.2%		
BEA Systems, Inc.*	38,700	595,980
Brocade Communications Systems, Inc.*	13,100	433,872
Check Point Software Technologies, Ltd.*(a)	15,900	634,251
DoubleClick, Inc.*	9,900	112,266
i2 Technologies, Inc.*(a)	73,800	583,020
Interwoven, Inc.*	4,600	44,804
Lawson Software, Inc.*	5,300	83,475
Macromedia, Inc.*(a)	7,200	128,160
Mercury Interactive Corp.*	5,700	193,686
Micromuse, Inc.*	3,700	55,500
Microsoft Corp.*	4,100	271,625
NetIQ Corp.*	3,400	119,884
Openwave Systems, Inc.*	23,800	233,002
Oracle Corp.*	27,200	375,632
Peregrine Systems, Inc.*	12,700	188,341
Rational Software Corp.*	19,500	380,250
Siebel Systems, Inc.*	33,200	928,936
VERITAS Software Corp.*	8,900	398,987
Vignette Corp.*	34,200	183,654
		5,945,325
Computers & Information - 8.2%		
Compaq Computer Corp.	32,800	320,128
Dell Computer Corp.*	24,300	660,474
Emulex Corp.*(a)	4,000	158,040
Gateway, Inc.*	29,100	233,964
SanDisk Corp.*(a)	15,900	228,960
Yahoo!, Inc.*(a)	27,800	493,172
		2,094,738
Electronics - 24.8%		
Advanced Micro Devices, Inc.*	33,600	532,896
Altera Corp.*	2,300	48,806
Analog Devices, Inc.*	4,600	204,194
Applied Micro Circuits Corp.*	22,000	249,040
Atmel Corp.*	16,400	120,868
Broadcom Corp. - Class A*	16,200	662,094
Cypress Semiconductor Corp.*	17,200	342,796
Flextronics International, Ltd.*(a)	24,600	590,154
GlobespanVirata, Inc.*(a)	25,035	324,203
Electronics - continued		
LSI Logic Corp.*	43,284	$ 683,022
Micron Technology, Inc.*	16,200	502,200
PMC-Sierra, Inc.*(a)	6,200	131,812
QLogic Corp.*	6,900	307,119
RF Micro Devices, Inc.*	12,600	242,298
Sanmina Corp.*	22,115	440,088
Texas Instruments, Inc.	15,300	428,400
Vishay Intertechnology, Inc.*	6,000	117,000
Xilinx, Inc.*	11,400	445,170
		6,372,160
Heavy Machinery - 2.1%		
Applied Materials, Inc.*	13,700	549,370
Home Construction, Furnishings & Appliances - 0.6%		
Gemstar-TV Guide Intl., Inc.*(a)	5,500	152,350
Networking - 9.8%		
Cisco Systems, Inc.*	39,100	708,101
EMC Corp.*	17,900	240,576
Extreme Networks, Inc.*(a)	20,600	265,740
Juniper Networks, Inc.*	32,700	619,665
Sun Microsystems, Inc.*	54,400	669,120
		2,503,202
Pharmaceuticals - 0.7%		
Cephalon, Inc.*(a)	1,800	136,053
MedImmune, Inc.*	1,000	46,350
		182,403
Retailers - 1.0%		
eBay, Inc.*(a)	4,000	267,600
Semiconductors - 18.7%		
Cree, Inc.*(a)	4,700	138,462
Integrated Device Technology, Inc.*(a)	20,980	557,858
Intel Corp.	21,600	679,320
KLA-Tencor Corp.*	13,500	669,060
Lam Research Corp.*	7,000	162,540
Marvell Technology Group, Ltd.*(a)	8,800	315,216
Maxim Integrated Products, Inc.*	7,200	378,072
National Semiconductor Corp.*	7,100	218,609
Novellus Systems, Inc.*(a)	7,100	280,095
Taiwan Semiconductor Manufacturing Co., Ltd. (ADR)	38,520	661,389
Teradyne, Inc.*(a)	20,500	617,870
Vitesse Semiconductor Corp.*(a)	9,900	123,057
		4,801,548
Telephone Systems - 0.2%		
Level 3 Communications, Inc.*(a)	10,200	51,000
Total Common Stocks (Cost $25,457,343)		25,119,717

See notes to financial statements

PORTFOLIO OF INVESTMENTS - continued
December 31, 2001
(Percentage of Net Assets)

Security Description	Par/ Shares Amount	Value (Note 2)
Short-Term Investments - 21.2%		
State Street Bank and Trust Co., Repurchase Agreement, dated 12/31/01 at 0.50% to be repurchased at $2,238,062 on 1/02/02 collateralized by $2,305,000 FNMA 2.92% due 11/14/03 with a value of $2,286,585	$2,238,000	$ 2,238,000
State Street Navigator Securities Lending Prime Portfolio(b)	3,211,604	3,211,604
Total Short-Term Investments (Cost $5,449,604)		5,449,604
TOTAL INVESTMENTS - 119.1% (Cost $30,906,947)		30,569,321
Other Assets and Liabilities (net) - (19.1%)		(4,916,968)
TOTAL NET ASSETS - 100.0%		$25,652,353

Portfolio Footnotes:

* Non-income producing security.

(a) All or a portion of security out on loan.

(b) Represents investment of collateral received from securities lending transactions.

ADR - American Depositary Receipt

FNMA - Federal National Mortgage Association

See notes to financial statements

MET INVESTORS SERIES TRUST
STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2001

	Lord Abbett Bond Debenture Portfolio	MFS Mid Cap Growth Portfolio	MFS Research International Portfolio
Assets			
Investments, at value (Note 2)*	$ 196,737,383	$ 44,793,595	$ 21,033,747
Cash	145,019	100,959	666
Cash denominated in foreign currencies**	—	—	24,077
Receivable for investments sold	525,693	94,382	74,956
Receivable for Trust shares sold	110,034	251,120	83,798
Dividends receivable	—	3,176	11,767
Interest receivable	3,458,138	1,607	382
Unrealized appreciation on forward currency contracts (Note 7)	—	—	6,715
Total assets	200,976,267	45,244,839	21,236,108
Liabilities			
Payables for:			
Investments purchased	144,458	1,684,508	1,470,237
Trust shares redeemed	67,200	6,215	—
Distribution and service fees - Class B	5,730	4,439	2,830
Securities on loan	14,619,770	6,516,322	1,188,370
Investment advisory fee payable (Note 3)	83,220	20,448	12,088
Accrued expenses	52,246	36,765	86,988
Total liabilities	14,972,624	8,268,697	2,760,513
Net Assets	$ 186,003,643	$ 36,976,142	$ 18,475,595
Net Assets Represented by:			
Paid in surplus	$ 197,026,315	$ 36,828,823	$ 19,428,856
Accumulated net realized gain (loss)	(15,053,429)	39,331	(1,325,874)
Unrealized appreciation (depreciation) on investments and foreign currency	(8,509,833)	106,436	378,648
Undistributed (distributions in excess of) net investment income	12,540,590	1,552	(6,035)
Total	$ 186,003,643	$ 36,976,142	$ 18,475,595
Net Assets			
Class A	154,228,155	13,504,387	3,732,508
Class B	31,775,488	23,443,347	14,726,905
Class E	—	28,408	16,182
Capital Shares Outstanding			
Class A	13,741,213	1,613,814	440,114
Class B	2,836,074	2,809,295	1,736,568
Class E	—	3,400	1,907
Net Asset Value and Offering Price Per Share			
Class A	11.22	8.37	8.48
Class B	11.20	8.34	8.48
Class E	—	8.36	8.48
* Investments at cost	$ 205,247,216	$ 44,687,159	$ 20,655,222
** Cost of cash denominated in foreign currencies	—	—	24,129

See notes to financial statements

MET INVESTORS SERIES TRUST

STATEMENTS OF ASSETS AND LIABILITIES

December 31, 2001

	PIMCO Total Return Portfolio	PIMCO Innovation Portfolio
Assets		
Investments, at value (Note 2)*	$ 128,056,648	$ 30,569,321
Cash	—	29
Receivable for investments sold	2,146,293	646,646
Receivable for Trust shares sold	586,319	11,917
Dividends receivable	—	753
Interest receivable	820,688	1,278
Net variation margin on financial futures contracts (Note 6)	34,069	—
Open swap contracts at fair value (Note 9)	190,339	—
Total assets	131,834,356	31,229,944
Liabilities		
Due to bank	198,961	—
Payables for:		
Investments purchased	—	2,259,261
When-issued / delayed delivery investments (Note 2)	15,747,500	—
Trust shares redeemed	22,020	50,202
Unrealized depreciation on forward currency contracts (Note 7)	5,154	—
Outstanding written options	33,688	—
Distribution and service fees - Class B	8,411	1,930
Securities on loan	10,374,182	3,211,604
Investment advisory fee payable (Note 3)	46,021	3,697
Accrued expenses	55,888	50,897
Total liabilities	26,491,825	5,577,591
Net Assets	$ 105,342,531	$ 25,652,353
Net Assets Represented by:		
Paid in surplus	$ 105,068,708	$ 26,667,636
Accumulated net realized gain (loss)	(205,010)	(677,657)
Unrealized appreciation (depreciation) on investments, futures contracts, swap contracts, options and foreign currency	543,940	(337,626)
Undistributed (distributions in excess of) net investment income	(65,107)	—
Total	$ 105,342,531	$ 25,652,353
Net Assets		
Class A	59,097,015	16,052,860
Class B	46,157,776	9,587,730
Class E	87,740	11,763
Capital shares outstanding		
Class A	5,711,544	2,597,240
Class B	4,467,579	1,555,330
Class E	8,495	1,908
Net Asset Value and Offering Price Per Share		
Class A	10.35	6.18
Class B	10.33	6.16
Class E	10.33	6.17
* Investments at cost	$ 127,589,755	$ 30,906,947

See notes to financial statements

MET INVESTORS SERIES TRUST
STATEMENTS OF OPERATIONS

Year or Period Ended December 31, 2001

	Lord Abbett Bond Debenture Portfolio	MFS Mid Cap Growth Portfolio*	MFS Research International Portfolio*
Investment Income			
Dividends (1)	$ 505,329	$ 15,713	$ 88,064
Interest (2)	13,464,626	43,234	14,634
Total investment income	13,969,955	58,947	102,698
Expenses			
Investment advisory fee (Note 3)	1,015,196	76,853	63,191
Distribution fee - Class B	17,949	20,764	16,492
Distribution fee - Class E	—	—	3
Custody, fund accounting, administration, and transfer agent fees	162,176	118,088	259,586
Organizational expense	—	29,443	29,443
Audit	15,023	12,675	12,675
Trustee fees and expenses	7,487	7,509	7,509
Legal	16,533	18,776	18,915
Insurance	5,376	2,881	2,145
Shareholder reporting	16,524	11,127	7,946
Other	750	453	455
Total expenses	1,257,014	298,569	418,360
Less fees waived and expenses reimbursed by the adviser	(59,249)	(183,235)	(322,886)
Net expenses	1,197,765	115,334	95,474
Net investment income	12,772,190	(56,387)	7,224
Net Realized and Unrealized Gain (Loss) on Investments and Foreign Currency Related Transactions			
Net realized gain (loss) on investments	(11,855,449)	83,992	(1,356,260)
Net realized gain (loss) on foreign currency related transactions	—	—	23,174
Net realized gain (loss) on investments and foreign currency related transactions	(11,855,449)	83,992	(1,333,086)
Unrealized appreciation (depreciation) on investments and foreign currency			
Beginning of period	(14,053,535)	—	—
End of period	(8,752,475)	106,436	378,648
Net change in unrealized appreciation (depreciation) on investments and foreign currency	5,301,060	106,436	378,648
Net realized and unrealized gain (loss) on investments and foreign currency related transactions	(6,554,389)	190,428	(954,438)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 6,217,801	$ 134,041	$ (947,214)

(1) Dividend income is net of withholding taxes of:	$ 2,903	$ —	$ 13,030
(2) Interest income includes security lending income of:	$ 25,080	$ 1,552	$ 359

* For the period from 2/12/01 (commencement of operations) through 12/31/01.

See notes to financial statements

MET INVESTORS SERIES TRUST
STATEMENTS OF OPERATIONS

Period Ended December 31, 2001

	PIMCO Total Return Portfolio*	PIMCO Innovation Portfolio*
Investment Income		
Dividends (1)	$ —	$ 3,802
Interest (2)	1,272,348	17,429
Total investment income	1,272,348	21,231
Expenses		
Investment advisory fee (Note 3)	144,682	80,258
Distribution fee - Class B	34,289	10,159
Distribution fee - Class E	4	—
Custody, fund accounting, administration, and transfer agent fees	119,968	146,799
Organizational expense	29,443	29,443
Audit	4,408	12,675
Trustee fees and expenses	6,169	7,509
Legal	21,532	18,776
Insurance	2,145	1,248
Shareholder reporting	7,946	6,357
Other	—	272
Total expenses	370,586	313,496
Less fees waived and expenses reimbursed by the adviser	(148,240)	(219,301)
Net expenses	222,346	94,195
Net investment income (loss)	1,050,002	(72,964)
Net Realized and Unrealized Gain (Loss) on Investments, Futures Contracts, Swap Contracts and Options		
Net realized gain (loss) on investments	276,330	(677,657)
Net realized gain (loss) on futures contracts	721,965	—
Net realized gain (loss) on swap contracts	(241)	—
Net realized gain (loss) on options	(38,744)	—
Net realized gain (loss) on investments, futures contracts, swap contracts and options	959,310	(677,657)
Unrealized appreciation (depreciation) on investments, futures contracts, swap contracts and options		
Beginning of period	—	—
End of period	543,940	(337,626)
Net change in unrealized appreciation (depreciation) on investments, futures contracts, swap contracts and options	543,940	(337,626)
Net realized and unrealized gain (loss) on investments, futures contracts, swap contracts and options	1,503,250	(1,015,283)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 2,553,252	$ (1,088,247)

(1) Dividend income is net of withholding taxes of:	$ —	$ 81
(2) Interest income includes security lending income of:	$ 1,216	$ 1,247

* For the period from 2/12/01 (commencement of operations) through 12/31/01.

See notes to financial statements

STATEMENTS OF CHANGES IN NET ASSETS

	Lord Abbett Bond Debenture Portfolio		MFS Mid Cap Growth Portfolio	MFS Research International Portfolio
	Year ended December 31, 2001	Year ended December 31, 2000	Period ended December 31, 2001*	Period ended December 31, 2001*
Increase (Decrease) in Net Assets:				
Operations:				
Net investment income (loss)	$ 12,772,190	$ 12,761,813	$ (56,387)	$ 7,224
Net realized gain (loss) on investments and foreign currency related transactions	(11,855,449)	(888,286)	83,992	(1,333,086)
Net change in unrealized appreciation (depreciation) on investments and foreign currency related transactions	5,301,060	(10,394,580)	106,436	378,648
Net increase (decrease) in net assets resulting from operations	6,217,801	1,478,947	134,041	(947,214)
Distributions to Shareholders from:				
Net investment income				
Class A	(12,506,102)	(10,882,595)	—	(7,666)
Class B	(256,120)	—	—	(10,475)
Class E	—	—	—	(27)
Total distributions	(12,762,222)	(10,882,595)	—	(18,168)
Capital Share Transactions (Note 4):				
Proceeds from shares sold				
Class A	6,208,746	3,775,480	14,187,690	7,654,971
Class B	31,934,579	—	24,164,104	17,459,026
Class E	—	—	26,834	15,669
Net asset value of shares issued through dividend reinvestment				
Class A	12,506,102	10,882,595	—	7,666
Class B	256,120	—	—	10,475
Class E	—	—	—	27
Cost of shares repurchased				
Class A	(12,965,715)	(20,220,089)	(912,483)	(3,836,249)
Class B	(581,913)	—	(624,044)	(1,870,608)
Class E	—	—	—	—
Net increase (decrease) in net assets from capital share transactions	37,357,919	(5,562,014)	36,842,101	19,440,977
Total increase (decrease) in net assets	30,813,498	(14,965,662)	36,976,142	18,475,595
Net Assets:				
Beginning period	155,190,145	170,155,807	—	—
End of period	$186,003,643	$155,190,145	$36,976,142	$18,475,595
Net Assets at end of period includes undistributed (distributions in excess of) net investment income	$ 12,540,590	$ 12,761,535	$ 1,552	$ (6,035)

* For the period from 2/12/01 (commencement of operations) through 12/31/01.

See notes to financial statements

MET INVESTORS SERIES TRUST
STATEMENTS OF CHANGES IN NET ASSETS

	PIMCO Total Return Portfolio	PIMCO Innovation Portfolio
	Period ended December 31, 2001*	Period ended December 31, 2001*
Increase (Decrease) in Net Assets:		
Operations:		
Net investment income (loss)	$ 1,050,002	$ (72,964)
Net realized gain (loss) on investments, futures contracts, swap contracts and options	959,310	(677,657)
Net change in unrealized appreciation (depreciation) on investments, futures contracts, swap contracts and options	543,940	(337,626)
Net increase(decrease) in net assets resulting from operations	2,553,252	(1,088,247)
Distributions to Shareholders from:		
Net investment income		
Class A	(696,698)	—
Class B	(584,919)	—
Class E	(293)	—
Net realized gains		
Class A	(420,491)	—
Class B	(418,935)	—
Class E	(118)	—
Total distributions	(2,121,454)	—
Capital Share Transactions (Notes 4 and 10):		
Proceeds from shares sold		
Class A	32,446,264	29,390,300
Class B	51,875,929	11,473,025
Class E	87,564	10,000
Net asset value of shares issued through acquisitions		
Class A	28,688,977	—
Net asset value of shares issued through dividend reinvestment		
Class A	1,117,189	—
Class B	1,003,854	—
Class E	411	—
Cost of shares repurchased		
Class A	(3,812,656)	(13,631,619)
Class B	(6,496,799)	(501,106)
Class E	—	—
Net increase (decrease) in net assets from capital share transactions	104,910,733	26,740,600
Total increase (decrease) in net assets	105,342,531	25,652,353
Net Assets:		
Beginning period	—	—
End of period	$105,342,531	$ 25,652,353
Net Assets at end of period includes undistributed (distributions in excess of) net investment income	$ (65,107)	$ —

* For the period from 2/12/01 (commencement of operations) through 12/31/01.

See notes to financial statements

Lord Abbett Bond Debenture Portfolio
FINANCIAL HIGHLIGHTS

For a share held throughout the periods indicated

Class A

	Year ended December 31, 2001(a)	Year ended December 31, 2000	Year ended December 31, 1999	Year ended December 31, 1998	Year ended December 31, 1997
Net Asset Value, beginning of period	$11.75	$12.48	$12.38	$12.11	$10.97
Income from investment operations					
Net investment income	0.90	1.00	0.71	0.68	0.54
Net realized and unrealized gains (losses)	(0.48)	(0.90)	(0.29)	0.08	1.15
Total from investment operations	0.42	0.10	0.42	0.76	1.69
Distributions					
Dividends from net investment income	(0.95)	(0.83)	(0.24)	(0.35)	(0.55)
Distributions from net realized gains	—	—	(0.08)	(0.14)	—
Total distributions	(0.95)	(0.83)	(0.32)	(0.49)	(0.55)
Net Asset Value, end of period	$11.22	$11.75	$12.48	$12.38	$12.11
Total Return	3.76%	0.87%	3.40%	6.26%	15.63%
Ratios/Supplemental Data					
Net Assets, end of period (In millions)	$154.2	$155.2	$170.2	$120.0	$ 55.4
Ratios to Average Net Assets (1):					
Expenses	0.72%	0.85%	0.85%	0.85%	0.85%
Net investment income	7.76%	7.78%	6.74%	6.58%	6.68%
Portfolio turnover rate	66.20%	64.9%	46.7%	84.7%	100.3%
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:					
Ratio of Operating Expenses to Average Net Assets:	0.75%	0.86%	0.86%	0.93%	1.07%
Ratio of Net Investment Income to Average Net Assets:	7.72%	7.77%	6.73%	6.50%	6.46%

(a) Net investment income per share was calculated using average shares outstanding.

Class B

	For the period from March 22, 2001 (commencement of operations) to December 31, 2001(a)
Net Asset Value, beginning of period	$12.03
Income from investment operations	
Net investment income	0.64
Net realized and unrealized losses	(0.52)
Total from investment operations	0.12
Distributions	
Dividends from net investment income	(0.95)
Total distributions	(0.95)
Net Asset Value, end of period	$11.20
Total Return	1.17%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 31.8
Ratios to Average Net Assets (1):	
Expenses	0.95%**
Net investment income	7.38%**
Portfolio turnover rate	66.20%
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	0.98%**
Ratio of Net Investment Income to Average Net Assets:	7.35%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

See notes to financial statements

MFS Mid Cap Growth Portfolio

FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class A

	For the period from May 1, 2001 (Commencement of operations) to December 31, 2001(a)
Net Asset Value, beginning of period	$ 9.76
Income from investment operations	
Net investment loss	(0.02)
Net realized and unrealized losses	(1.37)
Total from investment operations	(1.39)
Net Asset Value, end of period	$ 8.37
Total Return	(14.24)%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 13.5
Ratios to Average Net Assets (1):	
Expenses	0.80%**
Net investment loss	(0.35)%**
Portfolio turnover rate	86.30%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	2.35%**
Ratio of Net Investment Income (Loss) to Average Net Assets:	(1.89)%**

* Non-Annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

Class B

	For the period from February 12, 2001 (Commencement of operations) to December 31, 2001(a)
Net Asset Value, beginning of period	$ 10.00
Income from investment operations	
Net investment loss	(0.04)
Net realized and unrealized losses	(1.62)
Total from investment operations	(1.66)
Net Asset Value, end of period	$ 8.34
Total Return	(16.60)%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 23.4
Ratios to Average Net Assets (1):	
Expenses	1.05%**
Net investment loss	(0.53)%**
Portfolio turnover rate	86.30%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	2.60%**
Ratio of Net Investment Income to Average Net Assets:	(2.08)%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

See notes to financial statements

MFS Mid Cap Growth Portfolio
FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class E

	For the period from October 31, 2001 (Commencement of operations) to December 31, 2001(a)
Net Asset Value, beginning of period	$ 7.42
Income from investment operations	
Net investment loss	(0.01)
Net realized and unrealized gains	0.95
Total from investment operations	0.94
Net Asset Value, end of period	$ 8.36
Total Return	12.67%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ —
Ratios to Average Net Assets (1):	
Expenses	0.95%**
Net investment loss	(0.70)%**
Portfolio turnover rate	86.30%*

(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:

Ratio of Operationg Expenses to Average Net Assets:	2.49%**
Ratio of Net Investment Income to Average Net Assets:	(2.25)%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

See notes to financial statements

MFS Research International Portfolio

FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class A

	For the period from May 1, 2001 (commencement of operations) to December 31, 2001 (a)
Net Asset Value, beginning of period	$ 9.55
Income from investment operations	
Net investment loss	(0.01)
Net realized and unrealized loss	(1.04)
Total from investment operations	(1.05)
Distributions	
Dividends from net investment income	(0.02)
Total distributions	(0.02)
Net Asset Value, end of period	$ 8.48
Total Return	(11.04)%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 3.7
Ratios to Average Net Assets (1):	
Expenses	1.00%**
Net investment loss	(0.01)%**
Portfolio turnover rate	133.60%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	5.08%**
Ratio of Net Investment Income (Loss) to Average Net Assets:	(4.08)%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

Class B

	For the period from February 12, 2001 (commencement of operations) to December 31, 2001 (a)
Net Asset Value, beginning of period	$ 10.00
Income from investment operations	
Net investment income	0.01
Net realized and unrealized losses	(1.52)
Total from investment operations	(1.51)
Distributions	
Dividends from net investment income	(0.01)
Total distributions	(0.01)
Net Asset Value, end of period	$ 8.48
Total Return	(15.14)%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 14.7
Ratios to Average Net Assets (1):	
Expenses	1.25%**
Net investment income	0.13%**
Portfolio turnover rate	133.60%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	5.33%**
Ratio of Net Investment Income (Loss) to Average Net Assets:	(3.96)%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

See notes to financial statements

MFS Research International Portfolio

FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class E

	For the period from October 31, 2001 (commencement of operations) to December 31, 2001(a)
Net Asset Value, beginning of period	$ 8.15
Income from investment operations	
Net investment income	(0.01)
Net realized and unrealized gains	0.35
Total from investment operations	0.34
Distributions	
Dividends from net investment income	(0.01)
Total distributions	(0.01)
Net Asset Value, end of period	$ 8.48
Total Return	4.22%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ —
Ratios to Average Net Assets (1):	
Expenses	1.15%**
Net investment income	(1.02)%**
Portfolio turnover rate	133.60%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operationg Expenses to Average Net Assets:	5.23%**
Ratio of Net Investment Income (Loss) to Average Net Assets:	(5.09)%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

See notes to financial statements

PIMCO Total Return Portfolio
FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class A

	For the Period from May 1, 2001 (commencement of operations) to December 31, 2001 (a)
Net Asset Value, beginning of period	$ 10.03
Income from investment operations	
Net investment income	0.27
Net realized and unrealized gains	0.40
Total from investment operations	0.67
Distributions	
Dividends from net investment income	(0.20)
Distributions from net realized gains	(0.15)
Total distributions	(0.35)
Net Asset Value, end of period	$ 10.35
Total Return	6.68%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 59.1
Ratios to Average Net Assets (1):	
Expenses	0.65%**
Net investment income	3.76%**
Portfolio turnover rate	346.00%*

(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:

Ratio of Operating Expenses to Average Net Assets:	1.15%**
Ratio of Net Investment Income to Average Net Assets:	3.26%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

Class B

	For the period from February 12, 2001 (commencement of operations) to December 31, 2001 (a)
Net Asset Value, beginning of period	$ 10.00
Income from investment operations	
Net investment income	0.32
Net realized and unrealized gains	0.34
Total from investment operations	0.66
Distributions	
Distributions in excess of net investment income	(0.18)
Distributions from net realized gains	(0.15)
Total distributions	(0.33)
Net Asset Value, end of period	$ 10.33
Total Return	6.68%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 46.2
Ratios to Average Net Assets (1):	
Expenses	0.90%**
Net investment income	3.48%**
Portfolio turnover rate	346.00%*

(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:

Ratio of Operating Exoenses to Average Net Assets:	1.40%**
Ratio of Net Investment Income Average Net Assets:	2.98%**

* Non-annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

See notes to financial statements

PIMCO Total Return Portfolio
FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class E

	For the Period from October 31, 2001 (commencement of operations) to December 31, 2001(a)
Net Asset Value, beginning of period	$ 10.65
Income from investment operations	
Net investment income	0.07
Net realized and unrealized gains	(0.26)
Total from investment operations	(0.19)
Distributions	
Dividends from net investment income	(0.09)
Distributions from net realized gains	(0.04)
Total distributions	(0.13)
Net Asset Value, end of period	$ 10.33
Total Return	(1.81)%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 0.1
Ratios to Average Net Assets (1):	
Expenses	0.80%**
Net investment income	3.71%**
Portfolio turnover rate	346.00%*

(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:

Ratio of Operating Expenses to Average Net Assets:	1.30%**
Ratio of Net Investment Income to Average Net Assets:	3.21%**

* Non-annualized

** Annualized

(a) Net investment income per share was calculated using average shares outstanding.

See notes to financial statements

PIMCO Innovation Portfolio

FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class A

	For the period from May 1, 2001 (commencement of operations) to December 31, 2001 (a)
Net Asset Value, beginning of period	$ 8.06
Income from investment operations	
Net investment loss	(0.04)
Net realized and unrealized losses	(1.84)
Total from investment operations	(1.88)
Net Asset Value, end of period	$ 6.18
Total Return	(23.33)%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 16.1
Ratios to Average Net Assets (1):	
Expenses	1.10%**
Net investment loss	(0.90)%**
Portfolio turnover rate	346.90%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	3.97%**
Ratio of Net Investment Income (Loss) to Average Net Assets:	(3.76)%**

* Non-Annualized
** Annualized
(a) Net investment income per share was calculated using average shares outstanding.

Class B

	For the period from February 12, 2001 (commencement of operations) to December 31, 2001 (a)
Net Asset Value, beginning of period	$ 10.00
Income from investment operations	
Net investment loss	(0.06)
Net realized and unrealized losses	(3.78)
Total from investment operations	(3.84)
Net Asset Value, end of period	$ 6.16
Total Return	(38.40)%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 9.6
Ratios to Average Net Assets (1):	
Expenses	1.35%**
Net investment loss	(1.01)%**
Portfolio turnover rate	346.90%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	4.21%**
Ratio of Net Investment Income (Loss) to Average Net Assets:	(3.87)%**

* Non-Annualized
** Annualized
(a) Net investment loss per share was calculated using average shares outstanding.

See notes to financial statements

PIMCO Innovation Portfolio

FINANCIAL HIGHLIGHTS

For a share held throughout the period indicated

Class E

	For the period from October 31, 2001 (commencement of operations) to December 31, 2001(a)
Net Asset Value, beginning of period	$ 5.24
Income from investment operations	
Net investment loss	(0.01)
Net realized and unrealized gains	0.94
Total from investment operations	0.93
Net Asset Value, end of period	$ 6.17
Total Return	17.75%*
Ratios/Supplemental Data	
Net Assets, end of period (In millions)	$ 0.0
Ratios to Average Net Assets (1):	
Expenses	1.25%**
Net investment loss	(1.18)%**
Portfolio turnover rate	346.90%*
(1) If certain expenses had not been reimbursed by the Adviser, total return would have been lower and the ratios would have been as follows:	
Ratio of Operating Expenses to Average Net Assets:	4.11%**
Ratio of Net Investment Income (Loss) to Average Net Assets:	(4.05)%**

* Non-Annualized

** Annualized

(a) Net investment loss per share was calculated using average shares outstanding.

See notes to financial statements

MET INVESTORS SERIES TRUST
Notes to Financial Statements
December 31, 2001

1. Organization

Met Investors Series Trust (the Trust) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the 1940 Act). The Trust currently offers twenty-one diversified portfolios (each, a "Portfolio" and collectively, the "Portfolios") each of which operates as a distinct investment vehicle of the Trust. As of December 31, 2001, the five Portfolios included herein are as follows: Lord Abbett Bond Debenture Portfolio (formerly Cova Bond Debenture Portfolio), MFS Mid Cap Growth Portfolio, MFS Research International Portfolio, PIMCO Total Return Portfolio and PIMCO Innovation Portfolio.

The Trust currently offers three classes of shares: Class A Shares and Class B Shares are offered by all Portfolios. Class E Shares are currently offered by the MFS Mid Cap Growth Portfolio, the MFS Research International Portfolio, the PIMCO Total Return Portfolio and the PIMCO Innovation Portfolio. Shares of each Class of the Portfolios represent an equal pro rata interest in the Portfolios and generally give the shareholder the same voting, dividend, liquidation, and other rights. Investment income, realized and unrealized capital gains and losses, the common expenses of each Portfolio and certain Portfolio-level expenses reductions, if any, are allocated on a pro rata basis to each class based on the relative net assets of each class to the total net assets of each Portfolio. Each class of shares differs in its respective distribution expenses and certain other class-specific expense reductions.

The Trust was established under an Agreement and Declaration of Trust dated as of July 27, 2000. At a special meeting of shareholders held on January 26, 2001, the shareholders of the Cova Series Trust approved the reorganization of the Funds of the Cova Series Trust as Portfolios of the Trust pursuant to an Agreement and Plan of Reorganization between the Trust and Cova Series Trust dated as of December 8, 2000. At a special meeting of shareholders held on January 26, 2001, the shareholders of Security First Trust approved the reorganization of the Series of the Security First Trust as Portfolios of the Trust pursuant to an Agreement and Plan of Reorganization between the Trust and Security First Trust dated as of December 8, 2000.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements.

A. Security Valuation - Portfolio securities for which the primary market is on a domestic or foreign exchange or which are traded over-the-counter and quoted on the NASDAQ System will be valued at the last sale price on the day of valuation or, if there was no sale that day, at the last reported bid price, using prices as of the close of trading. Portfolio securities not quoted on the NASDAQ System that are actively traded in the over-the-counter market, including listed securities for which the primary market is believed to be over-the-counter, will be valued at the most recently quoted bid price provided by the principal market makers. In the case of any securities which are not actively trade or are restricted as to resale, reliable market quotations may not be considered to be readily available. These investments are stated at fair value as determined under the direction of the Board of Trustees. Such fair value may be determined by utilizing information furnished by a pricing service which determines valuations for normal, institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Short-term securities with remaining maturities of less than 60 days are valued at amortized cost, which approximates market value. Foreign securities traded outside the United States are generally valued as of the time their trading is complete, which is usually different from the close of the New York Stock Exchange. Occasionally, events affecting the value of such securities may occur between such times and the close of the New York Stock Exchange that will not be reflected in the computation of the Portfolio's net asset value. If events materially affecting the value of such securities occur during such period, these securities will be valued at their fair value according to procedures decided upon in good faith by the Trust's Board of Trustees. Futures contracts, swaps and options are valued based upon their daily settlement prices. Forward currency exchange contracts are valued daily at forward foreign currency exchange rates. Investments in mutual funds are valued at the daily net asset value of the mutual fund.

B. Change in Accounting Policy - Effective January 1, 2001, the Portfolios adopted the provisions of the revised AICPA Audit and Accounting Guide for Investment Companies and began amortizing premiums on debt securities using the interest method. Prior to January 1, 2001, the Portfolios did not amortize premiums on securities purchased. The cumulative effect of this accounting change had no impact on the total net assets of the Portfolios but resulted in the following reclassifications of the components of net assets as of January 1, 2001, based on securities held by the Lord Abbett Bond Debenture Portfolio as of that date:

Net Unrealized Appreciation/ (Depreciation)	Accumulated Undistributed Net Investment Income
$242,642	$(242,642)

2. Significant Accounting Policies - continued

The effect of this change for the Lord Abbett Bond Debenture Portfolio for the year ended December 31, 2001, was to decrease net investment income, increase net unrealized appreciation/(depreciation) and increase net realized gain/(loss) by the following reclassifications:

Net Unrealized Appreciation/ (Depreciation)	Net Investment Income	Net Realized Gain/Loss
$183,865	$(214,180)	$30,315

C. Security Transactions - Security transactions are recorded on a trade date basis. Realized gains and losses are determined on an identified cost basis. The Portfolios may purchase and sell securities on a "when issued" or "delayed delivery" basis, with settlement to occur at a later date. The value of the security so purchased is subject to market fluctuations during this period. The Portfolios segregate assets having an aggregate value at least equal to the amount of the when issued or delayed delivery purchase commitments until payment is made.

D. Investment Income and Expenses - Dividend income is recorded on the ex-dividend date. Interest income and expenses are recorded when earned or incurred, respectively. Foreign income and foreign capital gains realized on some foreign securities may be subject to foreign withholding taxes, which are accrued as applicable. Premium and discount on securities purchased are amortized and accreted, respectively, to interest income using the interest method.

E. Federal Income Taxes - The Trust's policy is to comply with the requirements of Subchapter M of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income, including net realized gains, if any, to its shareholders. Accordingly, the Portfolios have not recorded a provision for federal income taxes. In addition, any Portfolios subject to federal excise tax regulations will distribute substantially all of their net investment income and net capital gains, if any, in each calendar year in order to avoid the payment of federal excise taxes.

Distributions from net investment income and capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. As a result, distributions from net investment income and net realized capital gains may differ from their ultimate characterization for federal income tax purposes due to timing differences. For the PIMCO Total Return Portfolio, net realized gains and losses may differ for financial and tax reporting purposes primarily as a result of timing differences related to open futures at year end.

The Portfolios utilize the provisions of the federal income tax laws that provide for the carryforward of capital losses for eight years, offsetting such losses against any future net realized capital gains. At December 31, 2001, the accumulated capital loss carryforwards and expiration dates by the Portfolios were as follows: Lord Abbett Bond Debenture Portfolio: $2,276,221 expiring in 2007, $889,407 expiring in 2008 and $9,231,887 expiring in 2009, PIMCO Total Return Portfolio: $200,707 expiring in 2007 and $2,467 expiring in 2008, PIMCO Innovation Portfolio: $415,292 expiring in 2009 and MFS Research International Portfolio: $686,260 expiring in 2009.

F. Distribution of Income and Gains - Each Portfolio intends to distribute substantially all of its net investment income and net realized capital gains, if any, annually.

G. Futures Contracts - A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. These contracts are generally used to provide the return of an index without purchasing all of the securities underlying the index or as a temporary substitute for purchasing or selling specific securities.

Upon entering into a futures contract, the Portfolios are required to make initial margin deposits with the broker or segregate liquid investments to satisfy the broker's margin requirements. Initial margin deposits are recorded as assets and held in a segregated account at the custodian. During the period the futures contract is open, changes in the value of the contract are recognized as unrealized gains or losses by "marking to market" the contract on a daily basis to reflect the value of the contract's settlement price at the end of each day's trading. Variation margin payments are made or received and recognized as assets due from or liabilities to the broker depending upon whether unrealized gains or losses, respectively, are incurred. When the contract is closed, the Portfolio records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and its basis in the contract.

Risks of entering into futures contracts include the possibility that there may be an illiquid market and that the change in the value of the contract may not correlate with changes in the value of the underlying securities.

H. Options Contracts - A purchased option contract gives the buyer the right, but not the obligation, to buy (call) or sell (put) an underlying item at a fixed exercise price during a specified period. These contracts are generally used by the Portfolios to provide the return of an index without purchasing all of the securities underlying the index or as a substitute for purchasing or selling specific securities.

Purchases of put and call options are recorded as investments, the value of which are marked-to-market daily. When a purchased option expires, the Portfolio will realize a loss equal to the premium paid. When the Portfolio enters into a closing sale transaction, the Portfolio will realize a gain

2. Significant Accounting Policies - continued

or loss depending on whether the sales proceeds from the closing sale transaction are greater or less the cost of the option. When the Portfolio exercises a put option, it will realize a gain or loss from the sale of the underlying security and the proceeds from such sale will be decreased by the premium originally paid. When the Portfolio exercises a call option, the cost of the security which the Portfolio purchases upon exercise will be increased by the premium originally paid.

The premium received for a written option is recorded as a liability. The liability is marked-to-market daily based on the option's quoted market price. When an option expires or the Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of the closing purchase transaction exceeds the premium received when the option was sold) without regard to any unrealized gain or loss on the underlying security and the liability related to such option is eliminated. When a written call option is exercised, the Portfolio realizes a gain or loss from the sale of the underlying security and the proceeds from such sale are increased by the premium originally received. If a written put option is exercised, the amount of the premium originally received will reduce the cost of the underlying security purchased.

The risk associated with purchasing options is limited to the premium originally paid. The risk in writing a call option is that the Portfolio may forego the opportunity for profit if the market price of the underlying security increases and the option is exercised. The risk in writing a put option is that the Portfolio may incur a loss if the market price of the underlying security decreases and the option is exercised. This loss can be greater than premium received. In addition, the Portfolio could be exposed to risks if the counterparties to the transactions are unable to meet the terms of the contracts.

I. Forward Foreign Currency Contracts - The MFS Mid Cap Growth Portfolio, MFS Research International Portfolio, PIMCO Total Return Portfolio and PIMCO Innovation Portfolio may enter into forward foreign currency contracts to hedge their portfolio holdings against future movements in certain foreign currency exchange rates. A forward currency contract is a commitment to purchase or sell a foreign currency at a future date at a set price. The forward currency contracts are valued at the forward rate and are marked-to-market daily. The change in market value is recorded by the Portfolio as an unrealized gain or loss. When the contract is closed, the Portfolio recognizes a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

The use of forward foreign currency contracts does not eliminate fluctuations in the underlying prices of the securities of the Portfolio, but it does establish a rate of exchange that can be achieved in the future. Although forward foreign currency contracts to sell limit the risk of loss due to a decline in the value of the currency holdings, they also limit any potential gain that might result should the value of the currency increase. In addition, the Portfolio could be exposed to risks if the counterparties to the contracts are unable to meet the terms of the contracts.

J. Security Lending - The Portfolios may lend their securities to certain qualified brokers who borrow securities in order to complete certain transactions. By lending its investment securities, the Portfolio attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur and any interest earned or dividends declared during the term of the loan would accrue to the account of the Portfolio. Risks of delay in recovery of the securities or even loss of rights in the collateral may occur should the borrower of the securities fail financially. Risks may also arise to the extent that the value of the collateral decreases below the value of the securities loaned.

Upon entering into a securities lending transaction, the Portfolio receives cash or other securities as collateral in an amount equal to or exceeding 100% of the current market value of the loaned securities. Any cash received as collateral is generally invested by State Street Bank and Trust Company ("State Street"), acting in its capacity as securities lending agent (the Agent), in the State Street Navigator Securities Lending Prime Portfolio which is a money market fund registered under the Investment Company Act of 1940. A portion of the dividends received on the collateral is rebated to the borrower of the securities and the remainder is split between the Agent and the Portfolio.

K . Foreign Currency Translation - Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange at the end of the period. Purchases and sales of securities are translated at the rates of exchange prevailing when such securities were acquired or sold. Income is translated at rates of exchange prevailing when interest is accrued or dividends are recorded.

The Portfolio does not isolate that portion of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from activity in forward foreign currency contracts, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Portfolio's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, from changes in the exchange rates of foreign currency held, and from changes in the contract value of forward foreign currency contracts.

L. Interest Rate Transactions - Among the strategic transactions into which the PIMCO Total Return Portfolio may enter are interest rate swaps and the purchase or sale of related caps and floors. The Portfolio may enter into these transactions primarily to manage its exposure to interest

2. Significant Accounting Policies - continued

rates, to protect against currency fluctuations, or to preserve a return or spread on a particular investment. Interest rate swaps involve the exchange by the Portfolio with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. A currency swap is an agreement to exchange cash flows on a notional amount of two or more currencies based on the relative value differential among them. An index swap is an agreement to swap cash flows on a notional amount based on changes in the values of the reference indices. The purchase of a cap entitles the purchaser, to the extent that a specific index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such cap. The purchase of a floor entitles the purchaser to receive payments on a notional principal amount from the party selling such floor to the extent that a specified index falls below a predetermined interest rate or amount.

M. Repurchase Agreements - The Portfolios may enter into repurchase agreements with selected commercial banks and broker-dealers, under which the Portfolio acquires securities as collateral and agrees to resell the securities at an agreed upon time and at an agreed upon price. The Portfolio accrues interest for the difference between the amount it pays for the securities and the amount it receives upon resale. At the time the Portfolio enters into a repurchase agreement, the value of the collateral securities including accrued interest will be equal to or exceed the value of the repurchase agreement and, for repurchase agreements that mature in more than one day, the seller will agree that the value of the collateral securities including accrued interest will continue to be at least equal to the value of the repurchase agreement.

N. Forward Commitments, When-Issued and Delayed Delivery Securities - All Portfolios may purchase securities on a when-issued or delayed delivery basis and may purchase or sell securities on a forward commitment basis. Settlement of such transactions normally occurs within a month or more after the purchase or sale commitment is made. A Portfolio may purchase securities under such conditions only with the intention of actually acquiring them, but may enter into a separate agreement to sell the securities before the settlement date. Since the value of securities purchased may fluctuate prior to settlement, the Portfolio may be required to pay more at settlement than the security is worth. In addition, the purchaser is not entitled to any of the interest earned prior to settlement. Upon making a commitment to purchase a security on a when-issued, delayed delivery or forward commitment basis, the Portfolio will hold liquid assets in a segregated account at the Portfolio's custodian bank worth at least the equivalent of the amount due. The liquid assets will be monitored on a daily basis and adjusted as necessary to maintain the necessary value.

3. Investment Management Agreement and Other Transactions with Affiliates

The Trust is managed by Met Investors Advisory LLC (the "Manager") (formerly known as Met Investors Advisory Corp.) which, subject to the supervision and direction of the Board of Trustees of the Trust, has overall responsibility for the general management and administration of the Trust. The Manager has entered into advisory agreements with Lord, Abbett & Co., Pacific Investment Management Co. LLC (PIMCO), PIMCO Equity Advisors and Massachusetts Financial Services Company (the "Advisers") for investment advisory services in connection with the investment management of the Portfolios.

Subject to the supervision and direction of the Trustees of the Trust, the Manager supervises the Advisers and has full discretion with respect to the retention or renewal of the advisory agreements. The Manager pays the Advisers a fee based on the Portfolio's average daily net assets.

Under the terms of the Portfolios' investment advisory agreement, the Portfolios pay the Manager a monthly fee based upon annual rates applied to each of the Portfolios' average daily net assets as follows:

Portfolio	Average Daily Net Assets	% Per Annum
Lord Abbett Bond Debenture Portfolio	All	0.60%
PIMCO Total Return Portfolio	All	0.50%
PIMCO Innovation Portfolio	All	1.05%
MFS Mid Cap Growth Portfolio	First $150 Million	0.65%
	Over $150 Million up to $300 Million	0.625%
	Over $300 Million	0.60%
MFS Research International Portfolio	First $200 Million	0.80%
	Over $200 Million up to $500 Million	0.75%
	Over $500 Million up to $1 Billion	0.70%
	Over $1 Billion	0.65%

Effective October 1, 2001, the Trust entered into Custodian, Administration and Transfer Agency and Service Agreements with State Street. Prior to October 1, Investors Bank & Trust Company served as Custodian, Administrator and Transfer Agent.

MetLife Investors Variable Annuity Account One, MetLife Investors Variable Annuity Account Eight and MetLife Investors Variable Life Account One are separate accounts of MetLife Investors Insurance Company (formerly Cova Financial Services Life Insurance Company). MetLife Investors Variable Annuity Account Five and MetLife Investors Variable Life Account Five are separate accounts of MetLife Investors Insurance Company of

3. Investment Management Agreement and Other Transactions with Affiliates - continued

California (formerly Cova Financial Life Insurance Company). MetLife Investors USA Separate Account A is a separate account of MetLife Investors USA Insurance Company (formerly Security First Life Insurance Company). First MetLife Investors Variable Annuity Account One is a separate account of First MetLife Investors Insurance Company. As of December 31, 2001, MetLife Investors Insurance Company, MetLife Investors Insurance Company of California, MetLife Investors USA Insurance Company, First MetLife Investors Insurance Company, Metropolitan Life Insurance Company, Metropolitan Life Insurance Company – Zenith Variable Annuity, MetLife Investors Group – Security Savings Plan 401k, New England Life Insurance Company, New England Life Insurance Company – Zenith Variable Annuity, and General American Life Insurance Company owned all the shares of beneficial interest of the Portfolios.

For the period from January 1, 2001 to February 11, 2001, Cova Investment Advisory Corporation voluntarily reimbursed the Lord Abbett Bond Debenture Portfolio for its operating expenses, exclusive of brokerage, advisory or other portfolio transaction expenses or expenses of litigation, indemnification, taxes or other extraordinary expenses, to the extent that they exceeded an annual rate of 0.10% of the average daily net assets.

The Manager has entered into an expense limitation agreement with the Trust ("Expense Limitation Agreement") in the interest of limiting expenses of each Portfolio until April 30, 2002. Pursuant to that Expense Limitation Agreement, the Manager has agreed to waive or limit its fees and to assume other expenses so that the total annual operating expenses of each Portfolio other than interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of each Portfolio's business and amounts payable pursuant to a plan adopted in accordance with rule 12b-1 under the 1940 Act are limited to the following respective expense ratios as a percentage of each Portfolio's average daily net assets:

Portfolio	Ratio
Lord Abbett Bond Debenture Portfolio	0.70%
PIMCO Total Return Portfolio	0.65%
PIMCO Innovation Portfolio	1.10%
MFS Mid Cap Growth Portfolio	0.80%
MFS Research International Portfolio	1.00%

The Trust has distribution agreements with MetLife Investors Distribution Company ("MIDC" or the "Distributor") in which MIDC serves as the Distributor for the Trust's Class A, Class B and Class E shares. MIDC is a wholly-owned subsidiary of MetLife Investors Group, Inc. which is an indirect wholly-owned subsidiary of Metropolitan Life Insurance Company. The Class B and Class E Distribution Plans provide that the Trust, on behalf of each Portfolio, may pay annually up to 0.50% of the average daily net assets of a Portfolio attributable to its Class B and Class E shares in respect to activities primarily intended to result in the sale of Class B and Class E shares. However, under Class B and Class E Distribution Agreements, payments to the Distributor for activities pursuant to the Class B Distribution Plan and Class E Distribution Plan are limited to payments at an annual rate equal to 0.25% and 0.15% of average daily net assets of a Portfolio attributable to its' Class B and Class E shares, respectively. Under terms of the Class B and Class E Distribution Plans and Distribution Agreements, each Portfolio is authorized to make payments monthly to the Distributor that may be used to pay or reimburse entities providing distribution and shareholder servicing with respect to the Class B and Class E shares for such entities' fees or expenses incurred or paid in that regard.

4. Shares of Beneficial Interest

Transactions in shares of beneficial interest were as follows:

	Lord Abbett Bond Debenture Portfolio			MFS Mid Cap Growth Portfolio		
	Class A		Class B	Class A	Class B	Class E
	Year Ended December 31, 2001	Year Ended December 31, 2000	Period From March 22, 2001 (commencement of operations) through December 31, 2001	Period From May 1, 2001 (commencement of operations) through December 31, 2001	Period From February 12, 2001 (commencement of operations) through December 31, 2001	Period From October 31, 2001 (commencement of operations) through December 31, 2001
Beginning shares	13,210,973	13,640,172	—	—	—	—
Shares sold	523,111	305,167	2,865,188	1,727,016	2,884,828	3,400
Shares issued through dividend reinvestment	1,136,918	921,489	23,284	—	—	—
Shares repurchased	(1,129,789)	(1,655,855)	(52,398)	(113,202)	(75,533)	—
Net Increase (decrease) in shares outstanding	530,240	(429,199)	2,836,074	1,613,814	2,809,295	3,400
Ending shares	13,741,213	13,210,973	2,836,074	1,613,814	2,809,295	3,400

	MFS Research International Portfolio		
	Class A	Class B	Class E
	Period From May 1, 2001 (commencement of operations) through December 31, 2001	Period From February 12, 2001 (commencement of operations) through December 31, 2001	Period From October 31, 2001 (commencement of operations) through December 31, 2001
Beginning shares	—	—	—
Shares sold	886,027	1,958,972	1,904
Shares issued through dividend reinvestment	912	1,246	3
Shares repurchased	(446,825)	(223,650)	—
Net Increase (decrease) in shares outstanding	440,114	1,736,568	1,907
Ending shares	440,114	1,736,568	1,907

4. Shares of Beneficial Interest - continued

	PIMCO Total Return Portfolio			PIMCO Innovation Portfolio		
	Class A	Class B	Class E	Class A	Class B	Class E
	Period From May 1, 2001 (commencement of operations) through December 31, 2001	Period From February 12, 2001 (commencement of operations) through December 31, 2001	Period From October 31, 2001 (commencement of operations) through December 31, 2001	Period From May 1, 2001 (commencement of operations) through December 31, 2001	Period From February 12, 2001 (commencement of operations) through December 31, 2001	Period From October 31, 2001 (commencement of operations) through December 31, 2001
Beginning shares	—	—	—	—	—	—
Shares sold	3,112,224	4,989,447	8,455	4,834,188	1,636,368	1,908
Shares issued in connection with the acquisition of BlackRock U.S. Government Income Portfolio	2,852,990	—	—	—	—	—
Shares issued through dividend reinvestment	107,777	96,755	40	—	—	—
Shares repurchased	(361,447)	(618,623)	—	(2,236,948)	(81,038)	—
Net Increase (decrease) in shares outstanding	5,711,544	4,467,579	8,495	2,597,240	1,555,330	1,908
Ending shares	5,711,544	4,467,579	8,495	2,597,240	1,555,330	1,908

5. Investment Transactions

Aggregate cost of purchases and proceeds of sales of investment securities, excluding short-term securities, for the period ended December 31, 2001 were as follows:

	Purchases		
Portfolio:	U.S. Government	Non-Government	Total
Lord Abbett Bond Debenture Portfolio	$17,543,659	$117,061,853	$134,605,512
MFS Mid Cap Growth Portfolio	0	44,086,100	44,086,100
MFS Research International Portfolio	0	29,510,539	29,510,539
PIMCO Total Return Portfolio	71,214,802	99,610,261	170,825,063
PIMCO Innovation Portfolio	0	53,012,630	53,012,630

	Sales		
Portfolio:	U.S. Government	Non-Government	Total
Lord Abbett Bond Debenture Portfolio	$23,755,587	$ 81,579,590	$105,335,177
MFS Mid Cap Growth Portfolio	0	9,970,152	9,970,152
MFS Research International Portfolio	0	10,839,431	10,839,431
PIMCO Total Return Portfolio	50,474,770	49,375,449	99,850,219
PIMCO Innovation Portfolio	0	26,888,471	26,888,471

5. Investment Transactions - continued

At December 31, 2001, the cost of securities for federal income tax purposes and the unrealized appreciation (depreciation) of investments for federal income tax purposes for each Portfolio was as follows:

Portfolio:	Federal Income Tax Cost	Gross Unrealized Appreciation	Gross Unrealized (Depreciation)	Unrealized Net Appreciation/ (Depreciation)
Lord Abbett Bond Debenture Portfolio	$205,278,168	$4,776,758	$(13,317,543)	$(8,540,785)
MFS Mid Cap Growth Portfolio	$45,103,872	$1,798,157	$(2,108,434)	$(310,277)
MFS Research International Portfolio	$21,085,252	$325,783	$(377,288)	$(51,505)
PIMCO Total Return Portfolio	$127,590,454	$1,074,754	$(608,560)	$466,194
PIMCO Innovation Portfolio	$31,169,312	$810,140	$(1,410,131)	$(599,991)

6. Futures Contracts

The futures contracts outstanding as of December 31, 2001 and the description and unrealized appreciation or depreciation were as follows:

	Description	Expiration Date	Number of Contracts	Notional Value	Unrealized Appreciation/ (Depreciation)
PIMCO Total Return Portfolio:	Euro Dollar Futures	March 2003—Long	22	$5,262,950	$7,975
	Euro Dollar Futures	June 2003—Long	22	$5,228,575	$(4,125)
	Euro Dollar Futures	September 2003—Long	22	$5,203,000	$(13,200)
	Euro Dollar Futures	December 2002—Long	22	$5,298,975	$17,600
	U.S. Treasury Note 10 Year Futures	March 2002—Long	18	$1,892,531	$(29,109)

7. Forward Foreign Currency Contracts

Open forward foreign currency contracts at December 31, 2001, were as follows:

PIMCO Total Return Portfolio

Forward Foreign Currency Contracts to Sell:

Settlement Date	Contacts to Deliver		Value at December 31, 2001	In Exchange for U.S. $	Net Unrealized appreciation (Depreciation)
1/11/2002	500,000	EUR	$439,720	444,874	$(5,154)

8. Security Lending

As of December 31, 2001, certain Portfolios had loaned securities which were collateralized by either cash collateral invested in cash equivalents or securities collateral. The value of the securities on loan and the value of the related collateral were as follows (unless otherwise noted, collateral amounts were invested in cash equivalents at December 31, 2001):

	Value of Securities	Value of Collateral
Lord Abbett Bond Debenture Portfolio	$14,005,480	$14,619,770
MFS Mid Cap Growth Portfolio	$6,230,660	$6,516,322
MFS Research International Portfolio	$1,162,266	$1,211,470*
PIMCO Total Return Portfolio	$9,960,668	$10,374,182
PIMCO Innovation Portfolio	$3,051,037	$3,211,604

* Comprised of $1,188,370 and $23,100 of cash collateral and securities collateral, respectively.

9. Swap Agreements

Open swap agreements for the PIMCO Total Return Portfolio at December 31, 2001, were as follows:

Notional Amount	Expiration Date	Description	Value
4,900,000 USD	6/17/2007	Agreement with Goldman Sachs dated 12/14/01 to receive the notional amount multiplied by 6.0% and to pay the notional amount multiplied by the 3 month LIBOR. (Cost: $53,083)	$101,376
4,300,000 USD	6/18/2007	Agreement with Bank of America dated 12/14/01 to receive the notional amount multiplied by 6.0% and to pay the notional amount multiplied by the 3 month LIBOR. (Cost: $47,022)	88,963

10. Acquisitions

On October 16, 2001, PIMCO Total Return Portfolio ("PIMCO Total Return") acquired all the net assets of BlackRock U.S. Government Income Portfolio ("BlackRock Gov't Income") pursuant to a plan of reorganization approved by BlackRock Gov't Income shareholders on October 5, 2001. The acquisition was accomplished by a tax-free exchange of 2,852,990 shares of PIMCO Total Return Portfolio Class A shares (valued at $29.9 million) in exchange for the 5,662,071 shares of BlackRock Gov't Income outstanding on October 15, 2001. BlackRock Gov't Income's net assets at that date ($29.9 million), including $1.2 million of unrealized appreciation and approximately $397,000 of accumulated net realized losses, were combined with those of PIMCO Total Return. The aggregate net assets of PIMCO Total Return and BlackRock Gov't Income immediately before the acquisition were $42,958,945 and $29,899,339, respectively. The aggregate net assets of PIMCO Total Return immediately after the acquisition were $72,858,284.

11. Subsequent Event

A. Merger - On April 23, 2002, the shareholders of the Loomis Sayles High Yield Bond Portfolio ("High Yield Bond"), a series of the Metropolitan Series Fund, Inc., will vote on a proposed Agreement and Plan of Reorganization providing for the acquisition of all of the assets of High Yield Bond by Lord Abbett Bond Debenture Portfolio ("Bond Debenture") in exchange for shares of Bond Debenture and the assumption by Bond Debenture of the liabilities of High Yield Bond.

REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees and Shareholders
of Met Investors Series Trust:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Lord Abbett Bond Debenture Portfolio (formerly Cova Bond Debenture Portfolio), MFS Mid Cap Growth Portfolio, MFS Research International Portfolio, PIMCO Total Return Portfolio, PIMCO Innovation Portfolio (five of the portfolios constituting the Met Investors Series Trust) (the "Funds") as of December 31, 2001, and the related statements of operations, the statements of changes in net assets and the financial highlights for each of the respective periods then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Lord Abbett Bond Debenture Portfolio, MFS Mid Cap Growth Portfolio, MFS Research International Portfolio, PIMCO Total Return Portfolio, PIMCO Innovation Portfolio of the Met Investors Series Trust as of December 31, 2001, the results of their operations, the changes in their net assets and the financial highlights for each of the respective periods then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 11, 2002

The Trustees and executive officers of the Trust, their ages and their principal occupations during the past five years are set forth below. Unless otherwise indicated, the business address of each is 22 Corporate Plaza Drive, Newport Beach, California 92660.

Name, Age and Address	Position(s) Held with the Trust	Term of Office/ Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen Within the Trust	Other Directorships Held Outside the Trust
Elizabeth M. Forget* (35)	President and Trustee	From December 2000 to present	Since January 2001, President of Met Investors Advisory LLC (formerly Met Investors Advisory Corp.); since July 2000, Executive Vice President of Metlife Investors Group, Inc.; from June 1996 to July 2000, Senior Vice President of Equitable Distributors, Inc. and Vice President of Equitable Life Assurance Society of the United States.	21	None
Stephen M. Alderman (42)	Trustee	From December 2000 to present	Since November 1991, Partner in the law firm of Garfield and Merel, Ltd.	21	None
Jack R. Borsting (72)	Trustee	From December 2000 to present	Currently, Professor of Business Administration & Dean Emeritus, Marshall School of Business, University of Southern California (USC); from 1995-2001, Executive Director, Center for Telecommunications Management, USC; from 1988-1995, Dean of Marshall School of Business, USC.	21	Director, Plato Learning, Inc., Whitman Education Group, Ivax Diagnostics and Los Angeles Orthopedic Hospital; Trustee, Institute of Defense Analyses (IDA) and The Rose Hills Foundation
Gregory P. Brakovich* (49)	Executive Vice President and Trustee	From December 2000 to present	Since April 2000, Co-Chief Executive Officer of MetLife Investors Group, Inc. (formerly Security First Group, Inc.), MetLife Investors Distribution Company and Met Investors Advisory LLC; from April 1996 to April 2000, Co-Chief Executive Officer and President of Equitable Distributors, Inc. and Senior Vice President of the Equitable Life Assurance Society of the United States	21	Board member of Southern California College; Board member, University of Southern California Catholic Center; Board member, St. Francis High School Board of Directors
Theodore A. Myers (71)	Trustee	From December 2000 to present	Since 1993, Financial Consultant;	21	Trustee of 38 Van Kampen closed-end funds
Tod A. Parrott (64)	Trustee	From December 2000 to present	Since June 1996, Managing Partner, Rockaway Partners Ltd. (financial consultants)	21	Director, U.S. Stock Transfer Corporation; Director Bonfire Foundation; Director, Los Angeles Orthopedic Hospital; Trustee, The Rose Hills Foundation
Dawn M. Vroegop (35)	Trustee	From December 2000 to present	Since September 1999, Managing Director, Dresdner RCM Global Investors; from July 1994 to July 1999, Director, Schroder Capital Management International	21	Board member of City College of San Francisco Foundation
Roger T. Wickers (67)	Trustee	From December 2000 to present	Since 1995, retired; from 1980 to 1995, Senior Vice President and General Counsel, Keystone Group Inc. and the Keystone Group of Mutual Funds.	21	From 1995 to 1998, Chairman of the Board of Directors of two American International Group mutual funds
James A. Shepherdson, III (49)	Executive Vice President	From December 2000 to present	Since April 2000, Co-Chief Executive Officer of Metlife Investors Group, Inc., MetLife Investors Distribution Company and Met Investors Advisory LLC (Met Investors Advisory Corp.); from April 1996 to April 2000, Co-Chief Executive Officer of Equitable Distributors, Inc. and Senior Vice President of the Equitable Life Assurance Society of the United States.	21	None

Name, Age and Address	Position(s) Held with the Trust	Term of Office/ Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios Overseen Within the Trust	Other Directorships Held Outside the Trust
Richard C. Pearson (58)	Vice President and Secretary	From December 2000 to present	Since November 2000, Vice President, General Counsel and Secretary of Met Investors Advisory LLC (formerly Met Investors Advisory Corp.); from 1998 to November 2000, President, Security First Group, Inc.; from 1983 to 1997, Senior Vice President, General Counsel, Security First Group, Inc.	21	None
R. Mark Brandenberger (35)	Vice President, Chief Financial Officer and Treasurer	From December 2000 to present	Since June 2000, Executive Vice President-CFO of MetLife Investors Group, Inc., and since March 2001, Met Investors Advisory LLC (formerly Met Investors Advisory Corp.) and MetLife Investors Distribution Company; from October 1996 to June 2000, Vice President — Strategic Planning of Equitable Distributors, Inc.	21	None

* "Interested person" of the Trust (as that term is defined in the 1940 Act). Ms. Forget and Mr. Brakovich are interested persons of the Trust as a result of their affiliation with the Manager and the Distributor.

Additional information about the Portfolios' trustees and executive officers may be found in the Statement of Additional Information. A copy of the current version of this document is available to you free upon request by contacting the Trust either by mail at Met Investors Series Trust, 22 Corporate Plaza Drive, Newport Beach, CA 92660 or by phone at 1-800-848-3854.

American Funds

The right choice for the long term℠

American Funds Insurance Series



Variable annuities — a family affair

Annual report for the year ended December 31, 2001

American Funds Insurance Series

American Funds Insurance Series® is the underlying investment vehicle for several variable annuities and insurance products. The investment adviser for American Funds Insurance Series is Capital Research and Management Company. For seven decades, Capital Research has invested with a long-term focus based on thorough research and attention to risk.

Portfolio listings

- Global Discovery Fund
- Global Growth Fund
- Global Small Capitalization Fund
- Growth Fund
- International Fund
- New World Fund
- Blue Chip Income and Growth Fund
- Growth-Income Fund
- Asset Allocation Fund
- Bond Fund
- High-Yield Bond Fund
- U.S. Government/AAA-Rated Securities Fund
- Cash Management Fund

This report shows investment results for Class 1 and Class 2 shares of the funds in American Funds Insurance Series. Class 2 shares began operations on April 30, 1997. Results that encompass periods prior to that date assume a hypothetical investment in Class 1 shares and include deduction of the additional 0.25% annual expense for Class 2 shares under the series' Plan of Distribution. Results discussed in the letter to investors are for Class 2 shares. The variable annuities and life insurance contracts that use the series' funds contain certain fees and expenses not reflected here.

Figures shown are past results and are not predictive of future results. Unit prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. Investments outside the United States, especially those in developing countries, involve additional risks, such as currency fluctuations. Small-company stocks entail additional risks and they can fluctuate in price more than larger company stocks. High-yield bonds are subject to greater fluctuations in value and risk of loss of income and principal, as more fully described in the prospectus.

About our cover: With 13 investment options, American Funds Insurance Series helps families prepare for the future.

A common link: You may have noticed a new logo on the cover. The interlocking boxes have been adopted by the American Funds and all The Capital Group Companies to signify our common commitment to helping our mutual fund shareholders, variable annuity investors and institutional clients meet their investment goals.



Fellow Investors:

This report covers the year ended December 31, 2001, for American Funds Insurance Series, which serves as the underlying investment vehicle for certain variable life and annuity contracts offered by Metlife and New England Financial. All the funds in American Funds Insurance Series may not be available in your product.

The first year of the new millennium was a difficult year for almost everyone. Overriding everything were the tragic September 11 terrorist attacks and the resulting war. In addition, the world's major stock markets lost significant value for the second year in a row — a new experience for many investors and the first time U.S. markets have declined for two consecutive calendar years since 1973 and 1974. The equity funds in the American Funds Insurance Series, especially those that are growth oriented, were caught in the downturn and lost ground. We are pleased to note, however, that many of our funds fared well compared to their relative indexes. Indeed, of the 11 funds in existence for the full calendar year, six had positive total returns. It is also important to note that all 10 variable funds launched before 1999, the final year of the last bull market, have a positive lifetime total return and have even gained value over the past three years.

For the year, Standard & Poor's 500 Stock Composite Index lost 11.8%, with dividends reinvested, and the technology-dominated Nasdaq lost 21.1%. Twice the markets staged significant rallies. First, from its April 4 low to May 21, the S&P 500 gained 19.0% and the Nasdaq gained 40.7%. But the rally faltered and was followed by another slump that was exacerbated by the September 11 terrorist attacks. The events of September 11 seemed to accelerate the downtrend into a shortened period; only 10 days after the attacks, the S&P 500 hit its low point for the year — down 29.7%, excluding dividends, from its high point on January 30, 2001. Then, when there seemed so little reason for optimism, the market turned and earned back much of what it had lost.

Overseas markets also lost ground in 2001. In fact, it was a disappointing year for almost every major stock market in the world. The Morgan Stanley Capital International EAFE® (Europe, Australasia, Far East) Index, a measure of international equity markets, was down 21.2%. When measured in U.S. dollars, the FTSE 100 Index in England lost 18.4%; the German DAX was down 24.6%; and in Tokyo the Nikkei 225 Stock Average dropped 33.2%. Worldwide, only a few markets posted positive results in 2001.

In Asia, Japan's economy continued to be weak and could not help other countries in the region that were recovering from their own difficulties. Europe was a mixture, with some countries in recession and some economies growing slowly. The strong dollar also hurt U.S.-based investors.

Global Discovery Fund

Where the fund's assets were invested based on total net assets as of December 31, 2001



58.8%
The Americas
3.0%
Europe
2.2%
Asia/Pacific Basin
36.0%
Cash & equivalents

The Americas	
United States	55.4%
Mexico	2.8
Canada	.6
	58.8
Europe	
Sweden	.9
United Kingdom	.7
Germany	.5
Finland	.5
Netherlands	.4
	3.0
Asia/Pacific Basin	
Hong Kong	.9
Taiwan	.8
People's Republic of China	.5
	2.2
Cash & equivalents	36.0
Total	100.0%



While 2001 was a difficult year for equity investors, aggressive rate cutting by the U.S. Federal Reserve Board helped make it a positive year for bond markets. The Fed made its first cut on January 3 and lowered rates another 10 times in 2001. For the year, the Salomon Smith Barney Broad Investment-Grade (BIG) Bond Index gained 8.5% and the Credit Suisse First Boston High Yield Index gained 5.8%. With the bond markets' strong results, it's not surprising that every variable fund in the American Funds Insurance Series that holds a significant portion of assets in bonds gained ground in 2001. In fact, Bond Fund, with a total return of 8.2%, had the highest total return of any fund in the series.

For most of us, the past year was defined by the September 11 terrorist attacks. For financial markets, however, the year was not shaped by this single event but by broad trends whose origins predate the turn of the millennium and have ramifications far beyond the United States. Indeed, to understand the origins of the two-year bear market and why the equity funds in the American Funds Insurance Series have fared well compared to their peers, one needs to look back beyond the current economic slump to the late 1990s.

The U.S. stock market's tremendous growth in the late 1990s was powered by a handful of companies, but the widely quoted indexes did not give a clear picture of the broader market. In fact, from March 1998 to March 2000, when the market reached its peak, the S&P 500 racked up 15%-plus annual gains, but the majority of the 3,000-plus stocks on the New York Stock Exchange lost value. When the dot-com bubble burst and the high-flying tech

When there seemed so little reason for optimism, the market turned and earned back much of what it had lost.

stocks took the indexes lower, other sectors of the market were caught in the downturn but didn't lose nearly as much value. During the past two years, funds that emphasize growth had the most exposure to technology and lost the most ground. But funds that stressed income as well as growth fared much better.

We begin our brief comments about each of the funds with the global funds. The results are for Class 2 shares, which are the most widely sold today; results for Class 1 shares are shown beginning on page 9.

Global Discovery Fund was launched in early July, and we are pleased with how well it has done — even though the fund declined after its launch. It would be hard to imagine a more challenging time for a new global fund that focuses on the services and information industries. Not only were world stock markets struggling through their second consecutive losing year, the stocks of many companies in the information industry were still suffering from the bursting of the Internet bubble. Then the services industries, notably those which cater to business and tourism, were hurt by the September 11 attacks. Given these strong headwinds, we believe Global Discovery Fund has had a successful, if very eventful, first six months and is well-positioned for the future.

Global Growth Fund lost 14.2% in 2001. It was a difficult year for most markets around the world. Some of the fastest-growing industries in the 1990s — technology, media and telecommunications — bore the brunt of the recent market declines.

Global Growth Fund

Where the fund's assets were invested based on total net assets as of December 31, 2001



40.3%
The Americas
27.8%
Europe
12.9%
Asia/Pacific Basin
0.2%
Other countries
18.8%
Cash & equivalents

The Americas	
United States	32.6%
Canada	3.2
Mexico	3.1
Brazil	1.4
	40.3
Europe	
United Kingdom	9.5
Switzerland	3.1
Germany	2.1
Netherlands	2.1
Finland	1.8
Norway	1.7
Ireland	1.6
France	1.3
Austria	1.0
Denmark	1.0
Sweden	1.0
Russia	.8
Greece	.7
Portugal	.1
	27.8
Asia/Pacific Basin	
Japan	6.6
Taiwan	2.0
Australia	1.7
South Korea	.9
Hong Kong	.8
Singapore	.8
India	.1
	12.9
Other countries	
Egypt	.1
South Africa	.1
	.2
Cash & equivalents	18.8
Total	100.0%

Global Small Capitalization Fund

Where the fund's assets were invested based on total net assets as of December 31, 2001



61.3%
The Americas
9.7%
Asia/Pacific Basin
9.6%
Europe
16.7%
Cash & equivalents
2.7%
Other countries

The Americas	
United States	56.0%
Canada	4.4
Brazil	.8
Argentina	.1
	61.3
Asia/Pacific Basin	
Japan	2.8
Hong Kong	2.3
Singapore	1.1
Taiwan	.7
South Korea	.6
New Zealand	.5
Other	1.7
	9.7
Europe	
United Kingdom	2.4
Sweden	1.8
Ireland	1.2
France	1.1
Germany	.7
Netherlands	.7
Finland	.5
Luxembourg	.5
Other	.7
	9.6
Other countries	
Israel	2.7
	2.7
Cash & equivalents	16.7
Total	100.0%

We continue to have substantial holdings in companies in these industries that we believe are fundamentally strong for the long term. The fund's second largest holding by industry, semiconductors, added strength to the fund's results late in the year.

Global Small Capitalization Fund declined 12.9% during the year. A late-year rally in technology stocks wasn't strong enough to offset the damage done to small-company stocks in the first nine months of 2001. While the fund's relative results are heartening — by comparison the Nasdaq was down 21.1% — they are nevertheless disappointing. The fund avoided the worst of the downfall because it didn't invest in the most speculative of the high-tech and dot-com companies. It also sold many of its technology holdings in advance of the decline. Early in the year, however, we believed that the worst was behind us, and we re-entered the market. The market turned down again, and many of our holdings lost ground. The fund's largest holdings by industry at the end of the year were Internet software and services, and semiconductor equipment; we believe our choices continue to offer the opportunity for solid long-term results.

Growth Fund lost 18.2% in 2001. The past two years have been difficult for growth stocks, especially those related to high technology. While Growth Fund avoided the downturn in 2000, it did not fare as well in 2001. When the broader market fell this past year, many market sectors, such as pharmaceuticals, that had withstood the worst of 2000's decline, lost ground, hurting results. In addition, we re-entered some technology holdings too early. These stocks declined with the market from late spring through the September 11 period, undermining results. The stocks recovered smartly in the fourth quarter, making up some of the ground.

International Fund had a difficult year, declining 19.9%. International Fund must invest all of its assets outside the United States, and with almost every major stock market down in 2001, there were few places in the world that offered the fund's investors a positive return. All of the major stock indexes across Europe, the region with the fund's largest concentration of assets — 48.4% of the portfolio — lost ground. There were two bright spots in Asia — South Korea and Taiwan. But the Japanese market lost 29.3% when measured in U.S. dollars. Indeed, the dollar's strength once again reduced International Fund's returns. To illustrate the role the dollar plays in the fund's returns, the Australian market, which rose a respectable 11.4% in local currency, gained only 2.7% in U.S. dollars.

New World Fund declined 4.2%, which compares favorably with the 16.5% drop in the Morgan Stanley Capital International All Country World (Free) Index. The fund gained its greatest strength from its holdings of bonds from emerging markets issuers, which generated generous yields. New World Fund invests in companies that are headquartered in developing countries or gain a substantial portion of their revenue from sales in developing nations. Thus, New World Fund's results are not tied directly to the stock markets in developing nations. In fact, the fund's largest exposure in 2001 remained in the United States, and its largest holdings were once again household names, such as Coca-Cola and Avon, which have extensive market presence in developing countries.

Blue Chip Income and Growth Fund lost ground between its introduction in July 2001 and the end of the fiscal year. The fund was launched when the market was heading for its low point of the year, but it managed to miss the worst of the slide. We are pleased by Blue Chip Income and Growth Fund's reception among investors. With less than seven full months of operations, this fully invested, high-quality equity fund has already grown to more than $150 million in assets.

Growth-Income Fund gained 2.6% in 2001. This was the second consecutive year that Growth-Income Fund rose in value while the overall market declined. Once again, the fund's emphasis on the stocks of well-established, dividend-paying companies has served

International Fund

Where the fund's assets were invested based on total net assets as of December 31, 2001


48.4%
Europe
31.3%
Asia/Pacific Basin
10.9%
The Americas
2.5%
Other countries
6.9%
Cash & equivalents

Europe	
United Kingdom	12.2%
France	5.9
Netherlands	5.5
Switzerland	4.3
Germany	4.2
Norway	3.8
Finland	2.1
Ireland	1.9
Italy	1.9
Belgium	1.6
Austria	1.5
Denmark	1.2
Greece	.8
Spain	.7
Sweden	.7
Luxembourg	.1
	48.4
Asia/Pacific Basin	
Japan	14.8
Taiwan	4.2
Australia	4.0
South Korea	3.0
Hong Kong	2.7
India	.9
People's Republic of China	.9
Other	.8
	31.3
The Americas	
Mexico	4.5
Canada	3.7
Brazil	2.7
	10.9
Other countries	
South Africa	1.4
Israel	1.0
Egypt	.1
	2.5
Cash & equivalents	6.9
Total	100.0%



During the past two years, the funds that emphasize growth had the most exposure to technology and lost the most ground. But funds that stressed income as well as growth fared much better.

it well. The fund's holdings in "old economy" industries, such as insurance, banking, railroads and energy, helped mute the turmoil of the past year. The fund's greatest strength in the past two years, though, has come from a decision to avoid dot-com stocks in the late 1990s. Thus, when the Internet bubble burst, the fund was not noticeably hurt by the downturn. The fund was also helped this year by its healthy cash reserves. It ended the year with 14.3% in cash and equivalents.

Asset Allocation Fund rose 0.5% as it weathered another year of stock market declines. The fund's holdings of bonds, which gained value, helped offset the generally downward trend of stocks. Its emphasis on large, well-managed companies in well-established industries also helped sustain it during the downturn. At the end of the year, the fund's three largest holdings by industry were pharmaceuticals, banks and diversified telecommunication services. The allocation of fund assets — it ended the year with 62.1% in equities, 25.6% in bonds and 12.3% in cash and equivalents — contributed to its stability.

Bond Fund gained 8.2%, the best of any variable fund in the American Funds Insurance Series. The fund's portfolio, which is a blend of investment-grade and high-yield bonds, benefited from the Federal Reserve Board's aggressive moves to cut rates. The stock market's woes also contributed to the bond market's success as investors moved away from equities and into bonds, increasing demand and boosting prices. While the prices for most corporate bonds rose, U.S. Treasuries and government agency bonds, such as those of Government National Mortgage Association, also gained ground.

High-Yield Bond Fund rose 7.7% during 2001. High-yield bonds are influenced by many factors, including interest rates, the health of the economy and the stock market. During 2001, most high-yield bonds were weighed down by a falling stock market and a slowing economy. The Fed's aggressive rate cuts helped offset some of that, but High-Yield Bond Fund's positive results reflect the careful selection of investments as much as macroeconomic trends. The fund avoided such industries as airlines and financial companies. Instead, High-Yield Bond Fund's investment professionals focused on well-established telecommunication companies and other high-quality segments of the high-yield market.

U.S. Government/AAA-Rated Securities Fund gained 7.0% as demand for high-quality bonds continued to be strong. The fund invests in U.S. Treasury bonds and securities issued by government agencies, the very instruments that benefited the most from lower rates. With the economy uncertain and the stock market declining, demand increased for the steady income and the greater security of government-issued debt. This boosted the value of the fund's holdings.

Cash Management Fund gained 3.4% in 2001. While many investors look to cash as a reserve for buying opportunities, 2001 proved that cash can play an important role in a well-balanced portfolio. Investors who had a portion of their assets in Cash

Management Fund benefited from the fund's gains, which may have offset declines in other variable funds they held.

We look forward to reporting to you again in six months.

Cordially,

James K. Dunton
Chairman of the Board

Donald D. O'Neal
President

February 11, 2002

New World Fund

Where the fund's assets were invested based on total net assets as of December 31, 2001



31.7%
The Americas
28.0%
Asia/Pacific Basin
19.7%
Europe
5.5%
Other countries
15.1%
Cash & equivalents

The Americas	
United States	12.0%
Brazil	9.9
Mexico	6.9
Argentina	1.0
Panama	1.0
Chile	.9
	31.7
Asia/Pacific Basin	
South Korea	5.2
Japan	5.0
India	4.6
Philippines	3.9
People's Republic of China	3.6
Hong Kong	1.7
Taiwan	1.4
Singapore	1.0
Thailand	.7
Indonesia	.6
Australia	.3
	28.0
Europe	
United Kingdom	4.0
Turkey	2.8
Russia	2.5
Netherlands	1.8
Ireland	1.6
Poland	1.5
France	1.2
Croatia	1.0
Norway	1.0
Switzerland	.8
Greece	.8
Spain	.6
Sweden	.1
	19.7
Other countries	
Israel	3.1
South Africa	2.4
	5.5
Cash & equivalents	15.1
Total	100.0%

The value of a long-term perspective

There have always been reasons not to invest. In 2001 that seemed especially true with terrorist attacks, a slumping market and a slowing economy. However, if you look beyond the short term, you will find that financial markets have tended to reward investors over the long term. These charts illustrate the growth of a $10,000 investment in each of the investment portfolios in American Funds Insurance Series (with the exception of Cash Management Fund, which is managed to provide preservation of principal, and Global Discovery Fund and Blue Chip Income and Growth Fund, which were launched on July 5, 2001) over the past 10 years — or lifetime of the fund, if shorter than 10 years. The charts reflect results for Class 2 shares. Class 2 shares began operations on April 30, 1997. Results encompassing periods prior to that date assume a hypothetical investment in Class 1 shares and include deduction of the additional 0.25% annual expense for Class 2 shares under the series' Plan of Distribution. The tables show the average annual compound returns over various periods for both Class 1 and Class 2 shares.



Global Discovery Fund

Investments primarily in stocks

Period ended 12/31/01	Class 1	Class 2
Lifetime (since 7/5/01)	– 6.65%	– 6.71%

Global Growth Fund

Investments primarily in stocks



$25,000
20,000
10,000
9,000
8,000
Month ended
4/97 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01
$16,471 Global Growth Fund, Class 2
$12,745 MSCI World Index[1]
$11,030 Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	– 13.99%	– 14.22%
Lifetime (since 4/30/97)	+ 11.54	+ 11.27

Global Small Capitalization Fund

Investments primarily in stocks



$20,000
10,000
9,000
8,000
Month ended
4/98 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01
$14,265 Global Small Capitalization Fund, Class 2
$10,874 Consumer Price Index[2]
$9,946 Salomon Smith Barney World Smallcap Index

Period ended 12/31/01	Class 1	Class 2
1 year	– 12.63%	– 12.85%
Lifetime (since 4/30/98)	+ 10.41	+ 10.16

Growth Fund

Investments primarily in stocks



$60,000
50,000
40,000
30,000
20,000
10,000
8,000
Year ended Dec. 31
91 92 93 94 95 96 97 98 99 00 01
$45,564 Growth Fund, Class 2
$33,684 S&P 500 Index
$12,814 Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	– 17.93%	– 18.15%
5 years	+ 19.03	+ 18.74
10 years	+ 16.67	+ 16.38
Lifetime (since 2/8/84)	+ 16.56	+ 16.23

International Fund

Investments primarily in stocks



$50,000
40,000
30,000
20,000
10,000
8,000
Year ended Dec. 31
91 92 93 94 95 96 97 98 99 00 01
$25,648 International Fund, Class 2
$15,925 MSCI EAFE[3]
$12,814 Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	− 19.73%	− 19.89%
5 years	+ 7.91	+ 7.65
10 years	+ 10.16	+ 9.88
Lifetime (since 5/1/90)	+ 9.25	+ 8.97

New World Fund

Investments primarily in stocks



$13,000
10,000
8,000
Month ended
6/99 9/99 12/99 3/00 6/00 9/00 12/00 3/01 6/01 9/01 12/01
$10,632 Consumer Price Index[2]
$9,898 New World Fund, Class 2
$8,357 MSCI AC World Free Index[4]

Period ended 12/31/01	Class 1	Class 2
1 year	− 3.99%	− 4.19%
Lifetime (since 6/17/99)	− 0.16	− 0.40

Blue Chip Income and Growth Fund

Investments primarily in stocks

Period ended 12/31/01	Class 1	Class 2
Lifetime (since 7/5/01)	− 5.23%	− 5.38%

Growth-Income Fund

Investments primarily in stocks



$50,000
40,000
30,000
20,000
10,000
8,000
Year ended Dec. 31
91 92 93 94 95 96 97 98 99 00 01
$35,154 Growth-Income Fund, Class 2
$33,684 S&P 500 Index
$12,814 Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	+ 2.78%	+ 2.56%
5 years	+ 13.06	+ 12.79
10 years	+ 13.69	+ 13.40
Lifetime (since 2/8/84)	+ 14.66	+ 14.32

Asset Allocation Fund

Investments in both stocks and bonds



$50,000
40,000
30,000
20,000
10,000
8,000
Year ended Dec. 31
91 92 93 94 95 96 97 98 99 00 01
$33,684
S&P 500 Index
$26,894
Asset Allocation Fund, Class 2
$20,193
Salomon Smith Barney BIG Index[5]
$12,814
Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	+ 0.77%	+ 0.52%
5 years	+ 9.04	+ 8.77
10 years	+10.69	+10.40
Lifetime (since 8/1/89)	+10.42	+10.11

Bond Fund

Investments primarily in bonds



$15,000
10,000
9,000
8,000
Month ended
1/96 6/96 12/96 6/97 12/97 6/98 12/98 6/99 12/99 6/00 12/00 6/01 12/01
$14,830
Salomon Smith Barney BIG Index[5]
$14,064
Bond Fund, Class 2
$11,511
Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	+8.48%	+8.15%
5 years	+6.17	+5.90
Lifetime (since 1/2/96)	+6.12	+5.85

High-Yield Bond Fund

Investments primarily in bonds



$25,000
20,000
10,000
9,000
8,000
Year ended Dec. 31
91 92 93 94 95 96 97 98 99 00 01
$21,269
Credit Suisse First Boston High Yield Index
$20,521
High-Yield Bond Fund, Class 2
$20,193
Salomon Smith Barney BIG Index[5]
$12,814
Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	+ 8.02%	+ 7.73%
5 years	+ 4.58	+ 4.32
10 years	+ 7.75	+ 7.45
Lifetime (since 2/8/84)	+10.63	+10.24

U.S. Government/AAA-Rated Securities Fund

Investments primarily in bonds



$20,000
10,000
9,000
8,000
Year ended Dec. 31
91 92 93 94 95 96 97 98 99 00 01
$19,987
Salomon Smith Barney Treasury/ Govt.-Sponsored Mortgage Index
$18,529
U.S. Govt./AAA-Rated Securities Fund, Class 2
$12,814
Consumer Price Index[2]

Period ended 12/31/01	Class 1	Class 2
1 year	+ 7.24%	+ 7.02%
5 years	+ 6.93	+ 6.67
10 years	+ 6.65	+ 6.36
Lifetime (since 12/2/85)	+ 7.85	+ 7.51

Cash Management Fund

Investments in short-term securities

Period ended 12/31/01	Class 1	Class 2
1 year	+ 3.66%	+ 3.43%
5 years	+ 4.96	+ 4.71
10 years	+ 4.52	+ 4.25
Lifetime (since 2/8/84)	+ 5.72	+ 5.39

As of December 31, the fund's annualized seven-day yield for Class 2 shares was 1.17%, which more accurately reflects the fund's current earnings than the one-year return.

Past results are not predictive of future results.

The indexes are unmanaged; do not reflect sales charges, commissions or expenses; and cannot be invested in directly.

[1] Morgan Stanley Capital International World Index.

[2] Computed from data supplied by the U.S. Department of Labor, Bureau of Labor Statistics.

[3] Morgan Stanley Capital International EAFE® (Europe, Australasia, Far East) Index.

[4] Morgan Stanley Capital International All Country World Free Index.

[5] Salomon Smith Barney Broad Investment-Grade (BIG) Bond Index.

Growth Fund

Investment portfolio

As of December 31, 2001

Investments primarily in stocks



90.32%
Equity securities
9.68%
Cash & equivalents

Largest individual equity securities	Percent of net assets
Viacom	5.54%
AOL Time Warner	3.50
Berkshire Hathaway	3.46
PeopleSoft	2.89
Texas Instruments	2.56
American International Group	2.26
USA Networks	2.25
Clear Channel Communications	1.88
Applied Materials	1.73
Southwest Airlines	1.63

Equity securities (common & preferred stocks)

Media — 19.65%	Number of shares	Market value (000)	Percent of net assets
Viacom Inc., Class B[1]	9,347,061	$412,673	5.54%
Viacom Inc., Class A[1]	878,400	38,869	
AOL Time Warner Inc.[1]	8,892,725	285,456	3.50
USA Networks, Inc.[1]	6,700,000	182,977	2.25
Clear Channel Communications, Inc.[1]	3,000,000	152,730	1.88
Comcast Corp., Class A, special stock[1]	3,618,300	130,259	1.60
News Corp. Ltd., preferred (ADR) (Australia)	2,964,393	78,438	1.46
News Corp. Ltd. (ADR)	1,270,000	40,399	
Fox Entertainment Group, Inc., Class A[1]	3,450,000	91,528	1.12
Adelphia Communications Corp., Class A[1]	1,464,300	45,657	.56
TMP Worldwide Inc.[1]	1,000,000	42,900	.53
PRIMEDIA Inc.[1,2]	6,115,200	26,601	.38
PRIMEDIA Inc.[1]	1,022,900	4,450	
UnitedGlobalCom, Inc., Class A[1]	3,940,000	19,700	.24
Liberty Media Corp. (*formerly AT&T Corp. Liberty Media Group*), Class A[1]	1,350,000	18,900	.23
Univision Communications Inc., Class A[1]	300,000	12,138	.15
Cablevision Systems Corp. - New York Group, Class A[1]	158,200	7,507	.14
Cablevision Systems Corp. - Rainbow Media Group, Class A[1]	151,300	3,737	
NTL Inc.[1]	5,000,000	4,700	.06
United Pan-Europe Communications NV (Netherlands)[1]	2,076,000	961	.01
Semiconductor equipment & products — 16.43%			
Texas Instruments Inc.	7,455,000	208,740	2.56
Applied Materials, Inc.[1]	3,505,000	140,550	1.73
Microchip Technology Inc.[1]	3,150,000	122,031	1.50
Taiwan Semiconductor Manufacturing Co. Ltd. (Taiwan)[1]	44,070,000	110,491	1.36
Analog Devices, Inc.[1]	2,449,832	108,748	1.33
KLA-Tencor Corp.[1]	2,020,000	100,111	1.23
Linear Technology Corp.	2,355,000	91,939	1.13
Xilinx, Inc.[1]	1,975,000	77,124	.95
Micron Technology, Inc.[1]	2,215,000	68,665	.84
PMC-Sierra, Inc.[1]	2,801,300	59,556	.73
Maxim Integrated Products, Inc.[1]	1,050,300	55,151	.68
Broadcom Corp., Class A[1]	1,200,000	49,044	.60
Altera Corp.[1]	2,150,000	45,623	.56
LSI Logic Corp.[1]	2,500,000	39,450	.48
Applied Micro Circuits Corp.[1]	3,424,200	38,762	.48
Teradyne, Inc.[1]	525,000	15,823	.19
Micrel, Inc.[1]	115,000	3,016	.04
Vitesse Semiconductor Corp.[1]	140,000	1,740	.02
Conexant Systems, Inc.[1]	120,000	1,723	.02

Growth Fund

Equity securities

Insurance — 9.07%	Number of shares	Market value (000)	Percent of net assets
Berkshire Hathaway Inc., Class A[1]	3,725	$281,610	3.46%
American International Group, Inc.	2,315,000	183,811	2.26
Progressive Corp.	700,000	104,510	1.28
XL Capital Ltd., Class A (Bermuda)	976,900	89,250	1.09
Allmerica Financial Corp.	510,000	22,720	.28
Aon Corp.	438,500	15,576	.19
MGIC Investment Corp.	250,000	15,430	.19
Marsh & McLennan Companies, Inc.	126,800	13,625	.17
Principal Financial Group, Inc.[1]	500,200	12,005	.15
Software — 7.00%			
PeopleSoft, Inc.[1]	5,850,828	235,203	2.89
Microsoft Corp.[1]	1,310,000	86,787	1.07
Cadence Design Systems, Inc.[1]	3,850,000	84,392	1.04
BEA Systems, Inc.[1]	2,380,000	36,652	.45
Mentor Graphics Corp.[1]	1,250,000	29,462	.36
Intuit Inc.[1]	570,000	24,385	.30
Siebel Systems, Inc.[1]	815,000	22,804	.28
VERITAS Software Corp.[1]	500,000	22,415	.27
Autodesk, Inc.	400,000	14,908	.18
i2 Technologies, Inc.[1]	1,025,000	8,097	.10
Roxio, Inc.[1]	244,595	4,048	.05
Asera, Inc., Series C, convertible preferred[1,2,3]	511,776	502	.01
Pharmaceuticals — 6.13%			
AstraZeneca PLC (United Kingdom)	2,450,000	111,038	1.36
Eli Lilly and Co.	1,290,000	101,317	1.24
Pharmacia Corp.	2,080,487	88,733	1.09
Pfizer Inc	2,212,500	88,168	1.08
Forest Laboratories, Inc.[1]	700,000	57,365	.71
American Home Products Corp.	583,000	35,773	.44
Johnson & Johnson	100,000	5,910	.07
IVAX Corp.[1]	265,000	5,337	.07
Andrx Corp. — Andrx Group[1]	50,000	3,520	.04
Guilford Pharmaceuticals, Inc.[1]	200,000	2,400	.03
Communications equipment — 3.76%			
Nokia Corp., Class A (ADR) (Finland)	3,252,200	79,776	.98
Corning Inc.[2]	4,602,500	41,054	.50
Crown Castle International Corp.[1]	2,905,000	31,025	.38
Cisco Systems, Inc.[1]	1,460,000	26,441	.33
Telefonaktiebolaget LM Ericsson, Class B (ADR) (Sweden)	4,918,000	25,672	.32
JDS Uniphase Corp.[1]	2,825,000	24,521	.30
Adaptec, Inc.[1]	1,486,000	21,547	.27
Motorola, Inc.	1,035,000	15,546	.19
Brocade Communications Systems, Inc.[1]	319,000	10,565	.13
3Com Corp.[1]	1,455,000	9,283	.11
Juniper Networks, Inc.[1]	475,200	9,005	.11
Nortel Networks Corp. (Canada)	770,000	5,775	.07
Comverse Technology, Inc.[1]	85,000	1,901	.02
Arris Group, Inc. *(formerly ANTEC Corp.)*[1]	150,000	1,464	.02
CIENA Corp.[1]	100,000	1,431	.02
Nexsi Systems Corp., Series C, convertible preferred[1,2,3]	405,997	1,155	.01

Growth Fund

Equity securities

Commercial services & supplies — 2.64%	Number of shares	Market value (000)	Percent of net assets
Sabre Holdings Corp., Class A[1]	1,593,917	$ 67,502	.83%
Allied Waste Industries, Inc.[1]	3,066,700	43,118	.53
Ceridian Corp.[1]	1,967,500	36,891	.45
Robert Half International Inc.[1]	800,000	21,360	.26
Avery Dennison Corp.	300,000	16,959	.21
Paychex, Inc.	250,000	8,712	.11
ARAMARK Corp., Class B[1]	300,000	8,070	.10
Arbitron Inc.[1]	219,880	7,509	.09
Concord EFS, Inc.[1]	160,000	5,245	.06
Diversified financials — 2.58%			
Fannie Mae	962,000	76,479	.94
Capital One Financial Corp.	1,205,000	65,010	.80
Household International, Inc.	775,000	44,903	.55
J.P. Morgan Chase & Co.	275,000	9,996	.12
Freddie Mac	148,000	9,679	.12
State Street Corp.	80,000	4,180	.05
Hotels, restaurants & leisure — 2.33%			
Starbucks Corp.[1]	6,000,000	114,300	1.40
Carnival Corp.	2,480,300	69,647	.86
Outback Steakhouse, Inc.[1]	175,000	5,994	.07
Oil & gas — 2.21%			
Murphy Oil Corp.	609,700	51,239	.63
EOG Resources Inc.	1,200,000	46,932	.58
Pogo Producing Co.	1,599,300	42,014	.52
Ocean Energy, Inc.	892,600	17,138	.21
Enterprise Oil PLC (United Kingdom)	1,700,000	11,519	.14
Ivanhoe Energy Inc. (Canada)[1]	4,500,000	10,229	.13
Ivanhoe Energy Inc., warrants, expire 2002[1,3]	4,500,000	523	
Airlines — 2.07%			
Southwest Airlines Co.	7,197,443	133,009	1.63
AMR Corp.[1]	1,100,000	24,387	.30
Ryanair Holdings PLC (ADR) (Ireland)[1]	200,000	6,410	.08
Delta Air Lines, Inc.	150,000	4,389	.06
Internet software & services — 1.61%			
Yahoo! Inc.[1]	5,400,000	95,796	1.18
VeriSign, Inc.[1]	549,800	20,914	.26
CNET Networks, Inc.[1]	910,000	8,163	.10
Homestore.com, Inc.[1,3]	2,400,000	6,048	.07
Specialty retail — 1.57%			
Lowe's Companies, Inc.	1,833,000	85,070	1.04
Staples, Inc.[1]	875,000	16,363	.20
Limited Inc.	1,100,000	16,192	.20
CDW Computer Centers, Inc.[1]	160,000	8,594	.11
Williams-Sonoma, Inc.[1]	45,000	1,931	.02

Growth Fund

Equity securities

Electronic equipment & instruments — 1.44%	Number of shares	Market value (000)	Percent of net assets
Solectron Corp.[1]	4,384,000	$49,452	.61%
Sanmina-SCI Corp. (*merger of Sanmina Corp. and SCI Systems, Inc.*)[1]	1,205,710	23,994	.29
DDi Corp.[1]	1,300,000	12,792	.16
Celestica Inc. (Canada)[1]	300,000	12,117	.15
Flextronics International Ltd. (Singapore)[1]	400,000	9,596	.12
Jabil Circuit, Inc.[1]	400,000	9,088	.11
Biotechnology — 1.19%			
Sepracor Inc.[1]	604,800	34,510	.42
Millennium Pharmaceuticals, Inc.[1]	1,200,000	29,412	.36
Genentech, Inc.[1]	300,000	16,275	.20
IDEC Pharmaceuticals Corp.[1]	173,400	11,952	.15
Amgen Inc.[1]	90,000	5,080	.06
Air freight & couriers — 1.18%			
FedEx Corp.[1]	1,400,000	72,632	.89
United Parcel Service, Inc., Class B	436,200	23,773	.29
Beverages — 1.17%			
Anheuser-Busch Companies, Inc.	650,000	29,387	.36
PepsiCo, Inc.	400,000	19,476	.24
Coca-Cola Co.	412,000	19,426	.24
Coca-Cola West Japan Co. Ltd. (Japan)	755,000	13,524	.17
Adolph Coors Co., Class B	250,000	13,350	.16
Tobacco — 1.05%			
Philip Morris Companies Inc.	1,871,000	85,785	1.05
Diversified telecommunication services — 0.96%			
Teléfonos de México, SA de CV, Class L (ADR) (Mexico)	1,820,000	63,736	.78
WorldCom, Inc. — WorldCom Group[1]	1,000,000	14,080	.18
CoreExpress, Inc., Series C, convertible preferred[1,2,3]	1,861,446	230	.00
Sigma Networks, Inc., Series C, convertible preferred[1,2,3]	2,546,377	25	.00
Computers & peripherals — 0.82%			
Sun Microsystems, Inc.[1]	1,500,000	18,450	.23
Quantum Corp. — DLT & Storage Systems[1]	1,500,000	14,775	.18
Storage Technology Corp.[1]	500,000	10,335	.13
Maxtor Corp.[1]	1,520,000	9,637	.12
Dell Computer Corp.[1]	327,300	8,896	.11
Compaq Computer Corp.	450,000	4,392	.05
Containers & packaging — 0.65%			
Sealed Air Corp.[1]	1,300,000	53,066	.65
Energy equipment & services — 0.59%			
Baker Hughes Inc.	625,000	22,794	.28
Schlumberger Ltd.	260,000	14,287	.18
Nabors Industries, Inc.[1]	131,000	4,497	.06
Cooper Cameron Corp.[1]	110,000	4,440	.05
Halliburton Co.	150,000	1,965	.02

Growth Fund

Equity securities

Internet & catalog retail — 0.47%	Number of shares	Market value (000)	Percent of net assets
eBay Inc.[1]	500,000	$ 33,450	.41%
Pay Pal, Inc. (*formerly X.Com Corp*), Series C, convertible preferred[1,2,3]	1,872,727	5,150	.06
Health care equipment & supplies — 0.47%			
Applera Corp. — Applied Biosystems Group	965,600	37,919	.47
Electric utilities — 0.46%			
Edison International[1]	2,500,000	37,750	.46
Industrial conglomerates — 0.43%			
Tyco International Ltd.	600,000	35,340	.43
Banks — 0.41%			
Charter One Financial, Inc.	1,212,750	32,926	.41
Aerospace & defense — 0.36%			
Bombardier Inc., Class B (Canada)	1,838,700	19,050	.23
Lockheed Martin Corp.	120,000	5,600	.07
Northrop Grumman Corp.	45,000	4,536	.06
Chemicals — 0.35%			
Valspar Corp.	666,100	26,378	.32
Syngenta AG (Switzerland)[1]	43,491	2,254	.03
Wireless telecommunication services — 0.32%			
Vodafone Group PLC (ADR) (United Kingdom)	375,000	9,630	.20
Vodafone Group PLC	2,710,000	7,083	
Sprint PCS Group[1]	225,000	5,492	.07
Nextel Communications, Inc., Class A[1]	350,000	3,836	.05
Multi-utilities — 0.23%			
Questar Corp.	750,000	18,788	.23
Food & drug retailing — 0.21%			
Walgreen Co.	500,000	16,830	.21
IT consulting & services — 0.18%			
Computer Sciences Corp.[1]	300,000	14,694	.18
Health care providers & services — 0.12%			
Anthem, Inc.[1]	200,000	9,900	.12
Multiline retail — 0.11%			
Kohl's Corp.[1]	125,000	8,805	.11
Miscellaneous — 0.10%			
Other equity securities in initial period of acquisition		7,869	.10
Total equity securities (cost: $6,396,049,000)		7,355,701	90.32

Short-term securities

Corporate short-term notes — 5.80%	Principal amount (000)	Market value (000)	Percent of net assets
Ciesco LP 1.77%–2.02% *due 1/15–2/5/02*	$ 50,700	$ 50,618	.62%
BellSouth Corp. 1.80%–1.93% *due 1/17–2/8/02*[2]	50,000	49,920	.61
General Electric Capital Corp. 1.75%–2.05% *due 1/2–2/12/02*	45,540	45,483	.56
Household Finance Corp. 1.89%–2.03% *due 1/11–1/22/02*	40,200	40,172	.49
Verizon Network Funding Corp. 1.92%–2.22% *due 1/15–1/22/02*	32,400	32,362	.40
Equilon Enterprises LLC 1.78%–1.80% *due 1/8–1/24/02*	32,100	32,073	.39
Private Export Funding Corp. 1.75%–1.87% *due 3/7–3/12/02*[2]	32,000	31,890	.39
Three Rivers Funding Corp. 1.78%–1.93% *due 1/4–1/14/02*[2]	29,106	29,090	.36
GE Financial Assurance Holdings Inc. 2.24% *due 1/25/02*[2]	25,000	24,961	.31
E.W. Scripps Co. 1.80%–1.83% *due 1/9–3/20/02*[2]	25,000	24,947	.30
Gannett Co., Inc. 1.75%–1.90% *due 1/10–1/23/02*[2]	20,100	20,087	.25
Estée Lauder Companies Inc. 2.40% *due 1/3/02*[2]	20,000	19,996	.25
Tribune Co. 2.20% *due 1/22/02*[2]	19,200	19,174	.24
USAA Capital Corp. 1.97% *due 2/15/02*	19,100	19,052	.23
Park Avenue Receivables Corp. 2.05% *due 2/4/02*[2]	17,500	17,465	.21
Motiva Enterprises LLC 2.00% *due 1/11/02*	15,600	15,590	.19
Federal agency discount notes — 3.80%			
Fannie Mae 1.74%–2.34% *due 1/31–4/18/02*	114,300	113,951	1.40
Federal Home Loan Banks 1.855%–2.28% *due 1/11–1/30/02*	93,800	93,703	1.15
Freddie Mac 1.68%–2.35% *due 1/3–2/19/02*	83,600	83,471	1.02
Federal Farm Credit Bank 2.05% *due 1/22/02*	18,500	18,477	.23
Non-U.S. currency — 0.04%			
New Taiwanese Dollar	NT$104,136	2,984	.04
Total short-term securities (cost: $785,588,000)		785,466	9.64
Total investment securities (cost: $7,181,637,000)		8,141,167	99.96
Excess of cash and receivables over payables		3,239	.04
Net assets		$8,144,406	100.00%

[1] Non-income-producing security.

[2] Purchased in a private placement transaction; resale may be limited to qualified institutional buyers; resale to public may require registration.

[3] Valued under procedures established by the Board of Trustees.

ADR = American Depositary Receipts

See Notes to Financial Statements.

Global Small Capitalization Fund

Investment portfolio

As of December 31, 2001

Investments primarily in stocks



9.69%
Asia/Pacific Basin
9.57%
Europe
2.69%
Other countries
61.36%
The Americas
16.69%
Cash & equivalents

Largest individual equity securities	Percent of net assets
Aviron	2.53%
Travelocity.com	2.44
Western Oil Sands	2.27
Documentum	2.10
Exar	1.90
Hotel Reservations Network	1.74
School Specialty	1.69
Restoration Hardware	1.61
Ticketmaster	1.36
Verisity	1.32

Stocks (common & preferred)

Internet software & services — 10.36%	Number of shares	Market value (000)	Percent of net assets
Travelocity.com Inc. (USA)[1]	360,000	$10,336	2.44%
Hotel Reservations Network, Inc., Class A (USA)[1]	160,000	7,360	1.74
OTG Software, Inc. (USA)[1]	400,000	4,000	.95
webMethods, Inc. (USA)[1]	200,000	3,352	.79
DoubleClick Inc. (USA)[1]	290,000	3,289	.78
SonicWALL, Inc. (USA)[1]	150,000	2,916	.69
Retek Inc. (USA)[1]	80,000	2,390	.57
MatrixOne, Inc. (USA)[1]	150,000	1,949	.46
Cybird Co., Ltd. (Japan)[1]	390	1,899	.45
EarthLink, Inc. (USA)[1]	150,000	1,825	.43
CNET Networks, Inc. (USA)[1]	175,000	1,570	.37
SmartForce PLC (ADR) (Ireland)[1]	40,000	990	.23
RADWARE Ltd. (Israel)[1]	60,000	779	.18
Epicentric, Inc., Series C, convertible preferred (USA)[1,2,3]	340,136	435	.10
DreamArts Corp. (Japan)[1,2,3]	400	380	.09
BridgeSpan, Inc., Series B, convertible preferred (USA)[1,2,3]	246,129	244	.06
GFT Technologies AG (Germany)[1]	23,000	104	.03
Semiconductor equipment & products — 7.81%			
Exar Corp. (USA)[1]	385,000	8,027	1.90
Cymer, Inc. (USA)[1]	150,000	4,009	.95
Elantec Semiconductor, Inc. (USA)[1]	88,200	3,387	.80
Semtech Corp. (USA)[1]	85,000	3,034	.72
Faraday Technology Corp. (Taiwan)	640,000	3,026	.71
ASM Pacific Technology Ltd. (Hong Kong)	1,460,000	2,874	.68
TriQuint Semiconductor, Inc. (USA)[1]	225,000	2,759	.65
Vitesse Semiconductor Corp. (USA)[1]	210,000	2,610	.61
SOITEC SA (France)[1]	85,000	1,684	.40
Melexis NV (Belgium)[1]	100,000	757	.18
TranSwitch Corp. (USA)[1]	110,800	499	.12
MIPS Technologies, Inc., Class A (USA)[1]	43,100	372	.09
Custom Silicon Configuration Services (Belgium)[1]	40,000	18	.00
Biotechnology — 6.66%			
Aviron (USA)[1]	215,200	10,702	2.53
IDEXX Laboratories, Inc. (USA)[1]	188,700	5,380	1.27
Amylin Pharmaceuticals, Inc. (USA)[1]	500,000	4,570	1.08
ILEX Oncology, Inc. (USA)[1]	101,000	2,731	.65
XOMA Ltd. (USA)[1]	220,000	2,167	.51

Global Small Capitalization Fund

Stocks

Biotechnology (continued)	Number of shares	Market value (000)	Percent of net assets
Vical Inc. (USA)[1]	80,000	$ 979	.23%
OSI Pharmaceuticals, Inc. (USA)[1,2]	14,000	640	.15
Genetronics Biomedical Corp. (USA)[1]	810,000	549	.13
Forbes Medi-Tech Inc. (Canada)[1]	252,000	467	.11
Software — 6.50%			
Documentum, Inc. (USA)[1]	410,000	8,905	2.10
Verisity Ltd. (Israel)[1]	295,500	5,600	1.32
HNC Software Inc. (USA)[1]	220,000	4,532	1.07
Mentor Graphics Corp. (USA)[1]	145,000	3,418	.81
Ulticom, Inc. (USA)[1]	250,000	2,515	.60
Aspen Technology, Inc. (USA)[1]	100,000	1,680	.40
Aldata Solution Oyj (Finland)[1]	230,000	424	.10
Alterian PLC (United Kingdom)[1]	250,000	262	.06
Melody Interactive Solutions AB, Class A (Sweden)[1,2,3]	86,300	115	.03
Infoteria Corp. (Japan)[1,2,3]	128	61	.01
Specialty retail — 5.92%			
Restoration Hardware, Inc. (USA)[1]	406,300	3,632	1.61
Restoration Hardware, Inc.[1,2,3]	282,051	2,269	
Restoration Hardware, Inc.[1,2]	100,000	894	
Zale Corp. (USA)[1]	125,000	5,235	1.24
Culture Convenience Club Co., Ltd. (Japan)	165,000	2,636	.62
Circuit City Stores, Inc. – CarMax Group (USA)[1]	100,000	2,274	.54
Michaels Stores, Inc. (USA)[1]	60,000	1,977	.47
Finlay Enterprises, Inc. (USA)[1]	190,100	1,580	.37
JJB Sports PLC (United Kingdom)	200,000	1,338	.31
Sharper Image Corp. (USA)[1]	100,000	1,175	.28
DFS Furniture Co. PLC (United Kingdom)	136,425	888	.21
Giordano International Ltd. (Hong Kong)	1,600,000	708	.17
African Lakes PLC (United Kingdom)[1]	3,700,000	398	.09
Homac Corp. (Japan)	6,500	35	.01
Electronic equipment & instruments — 5.32%			
Keithley Instruments, Inc. (USA)	300,000	5,070	1.20
Micronic Laser Systems AB (Sweden)[1]	195,000	3,563	.84
Kingboard Chemical Holdings Ltd. (Hong Kong)	4,600,000	2,950	.70
Newport Corp. (USA)[1]	150,000	2,892	.68
Hankuk Electric Glass Co., Ltd. (South Korea)	55,000	2,481	.59
Venture Manufacturing (Singapore) Ltd (Singapore)	168,000	1,210	.44
Venture Manufacturing (Singapore) Ltd.[2]	90,000	648	
DDi Corp. (USA)[1]	90,000	886	.21
Orbotech Ltd. (Israel)[1]	27,000	841	.20
Hana Microelectronics PCL (Thailand)	460,000	770	.18
Digital Electronics Corp. (Japan)	52,000	633	.15
QPL International Holdings Ltd. (Hong Kong)[1]	1,293,000	464	.11
JOT Automation Group Oyj (Finland)	260,000	111	.02
Hotels, restaurants & leisure — 4.71%			
P.F. Chang's China Bistro, Inc. (USA)[1,2]	75,000	3,547	1.23
P.F. Chang's China Bistro, Inc.[1]	35,000	1,656	
Ameristar Casinos, Inc. (USA)[1]	162,000	4,058	.96
Vail Resorts, Inc. (USA)[1]	200,000	3,546	.84
Orient-Express Hotels Ltd., Class A (USA)[1]	150,000	2,715	.64
Extended Stay America, Inc. (USA)[1]	150,000	2,460	.58
Boca Resorts, Inc., Class A (USA)[1]	150,000	1,965	.46

Global Small Capitalization Fund

Stocks

Media — 4.26%	Number of shares	Market value (000)	Percent of net assets
Groupe AB SA (France)	141,250	$2,980	.70%
Fox Kids Europe NV (Netherlands)[1]	288,000	2,948	.70
SBS Broadcasting SA (Luxembourg)[1]	118,000	2,136	.51
Cumulus Media Inc., Class A (USA)[1]	119,700	1,937	.46
Westwood One, Inc. (USA)[1]	64,200	1,929	.46
Lions Gate Entertainment Corp., Series A, convertible preferred (Canada)[3]	558	1,272	
Lions Gate Entertainment Corp.[1]	100,000	228	.37
Lions Gate Entertainment Corp., warrants, expire 2004[1,3]	237,150	62	
UnitedGlobalCom, Inc., Class A (USA)[1]	300,000	1,500	.35
PRIMEDIA Inc. (USA)[1]	292,612	1,273	.30
CanWest Global Communications Corp. (Canada)	111,300	831	.20
Sportsworld Media Group PLC (United Kingdom)[1]	179,500	635	.15
GameLoft.com SA (France)[1]	252,758	176	.04
Modalis Research Technologies, Inc. (USA)[1,2,3]	322,270	62	.01
Photobition Group PLC (United Kingdom)[3]	1,460,000	62	.01
Internet & catalog retail — 3.05%			
School Specialty, Inc. (USA)[1]	312,700	7,155	1.69
Ticketmaster, Class B (USA)[1]	350,000	5,736	1.36
Commercial services & supplies — 2.94%			
Education Management Corp. (USA)[1]	145,400	5,271	1.24
Informatics Holdings Ltd. (Singapore)	2,957,000	1,778	.42
Stericycle, Inc. (USA)[1]	25,000	1,522	.36
Oslo Bors Holding ASA (Norway)[1,2]	75,000	1,253	.30
ITE Group PLC (United Kingdom)[1]	3,831,058	1,223	.29
Sylvan Learning Systems, Inc. (USA)[1]	50,000	1,104	.26
Corporate Services Group PLC (United Kingdom)[1]	578,750	286	.07
Oil & gas — 2.54%			
Western Oil Sands Inc. (Canada)[1,2]	686,666	8,231	2.27
Western Oil Sands Inc., Class A[1]	114,444	1,372	
Tullow Oil PLC (United Kingdom)[1]	1,026,399	1,128	.27
Metals & mining — 2.29%			
Höganäs AB, Class B (Sweden)	158,000	2,471	.58
Kenmare Resources PLC (Ireland)[1]	9,500,000	2,022	.48
Nelson Resources Ltd. (Canada)[1]	8,250,000	1,865	.44
Gabriel Resources Ltd. (Canada)[1]	600,000	1,319	.41
Gabriel Resources Ltd.[1,2,3]	200,000	396	
First Quantum Minerals Ltd. (Canada)[1]	400,000	753	.18
Thistle Mining Inc. (Canada)[1]	3,945,455	421	.10
Namibian Minerals Corp. (Canada)[1]	1,900,000	352	.08
Namibian Minerals Corp. warrants[1,3]	950,000	—	
Arcon International Resources PLC (Ireland)[1]	3,250,000	95	.02
Computers & peripherals — 1.32%			
Pinnacle Systems, Inc. (USA)[1]	300,000	2,382	.56
O2Micro International Ltd. (USA)[1]	75,000	1,804	.43
C Technologies AB (Sweden)[1]	372,340	1,300	.31
Sotec Co. Ltd. (Japan)[2]	129	91	.02

Global Small Capitalization Fund

Stocks

Wireless telecommunication services — 1.30%	Number of shares	Market value (000)	Percent of net assets
TeraBeam Networks (USA)[1,2,3]	533,332	$1,600	.38%
Tele Centro Oeste Celular Participações SA, preferred nominative (ADR) (Brazil)	200,000	1,400	.33
Tele Celular Sul Participações SA, preferred nominative (ADR) (Brazil)	50,000	818	.19
Tele Norte Celular Participações SA, preferred nominative (ADR) (Brazil)	28,000	640	.15
GLOBE TELECOM, Inc. (Philippines)[1]	40,500	535	.13
Tele Leste Celular Participações SA, preferred nominative (ADR) (Brazil)[1]	25,000	511	.12
Airlines — 1.10%			
Atlantic Coast Airlines Holdings, Inc. (USA)[1]	200,000	4,658	1.10
Chemicals — 1.07%			
SPARTECH Corp. (USA)	150,000	3,083	.73
OM Group, Inc. (USA)	12,000	794	.19
Cambrex Corp. (USA)	15,000	654	.15
Pharmaceuticals — 1.02%			
Inspire Pharmaceuticals, Inc. (USA)[1]	116,000	1,634	.39
Medicis Pharmaceutical Corp., Class A (USA)[1]	20,000	1,292	.30
Scios Inc. (USA)[1]	50,000	1,188	.28
InterMune Inc. (USA)[1]	4,400	217	.05
Food & drug retailing — 0.95%			
Performance Food Group Co. (USA)[1]	100,000	3,517	.83
Migros Türk TAŞ (Turkey)	5,850,000	504	.12
Health care providers & services — 0.92%			
Triad Hospitals, Inc. (USA)[1]	75,000	2,201	.52
Rhön-Klinikum AG, nonvoting preferred (Germany)	21,000	1,080	.26
ICON PLC (ADR) (Ireland)[1]	20,000	596	.14
Gas utilities — 0.90%			
International Energy Group Ltd. (United Kingdom)	960,000	3,800	.90
Mutual funds — 0.85%			
Gladstone Capital Corp. (USA)	195,000	3,607	.85
Transportation infrastructure — 0.83%			
Zhejiang Expressway Co. Ltd., Class H (People's Republic of China)	7,000,000	1,724	.41
SembCorp Logistics Ltd. (Singapore)	1,200,000	1,170	.28
International Container Terminal Services, Inc. (Philippines)[1]	14,500,000	592	.14
Insurance — 0.82%			
Arthur J. Gallagher & Co. (USA)	100,000	3,449	.82
Household durables — 0.78%			
Techtronic Industries Co. Ltd. (Hong Kong)	6,000,000	2,405	.57
Tohoku Pioneer Corp. (Japan)	50,000	911	.21

Global Small Capitalization Fund

Stocks

Health care equipment & supplies — 0.70%	Number of shares	Market value (000)	Percent of net assets
InSite Vision Inc. (USA)[1,2]	915,000	$ 1,684	.40%
InSite Vision Inc., warrants, expire 2004[1,2,3]	9,150	—	
TriPath Imaging, Inc. (USA)[1]	94,836	714	.17
Transgenomic, Inc. (USA)[1]	50,000	550	.13
Machinery — 0.65%			
Yushin Precision Equipment Co., Ltd. (Japan)	83,900	2,042	.48
Asahi Diamond Industrial Co., Ltd. (Japan)	175,000	692	.17
Communications equipment — 0.62%			
Ixia (USA)[1]	110,000	1,414	.33
Stratos Lightwave, Inc. (USA)[1]	113,800	700	.16
Alphyra Group PLC (*formerly ITG Group PLC*) (Ireland)[1]	98,029	327	.08
Toyo Communication Equipment Co., Ltd. (Japan)	70,000	200	.05
Banks — 0.41%			
ICICI Bank Ltd. (India)	934,200	1,720	.41
ICICI Bank Ltd. (ADR)	4,000	19	
Paper & forest products — 0.38%			
M-real Oyj, Class B (Finland)	257,000	1,588	.38
Distributors — 0.36%			
Sixt AG, nonvoting preferred (Germany)	100,000	864	.20
Li & Fung Ltd. (Hong Kong)	400,000	449	.11
MEDION AG (Germany)	5,600	224	.05
Beverages — 0.36%			
BRL Hardy Ltd. (Australia)	170,976	964	.23
Quilmes Industrial SA, Class B (ADR) (Argentina)	45,000	538	.13
Diversified financials — 0.34%			
American Capital Strategies, Ltd. (USA)	50,000	1,418	.34
Food products — 0.16%			
PT Indofood Sukses Makmur Tbk (Indonesia)	11,500,000	694	.16
Diversified telecommunication services — 0.03%			
Global Light Telecommunications Inc. (Canada)[1]	40,000	76	.02
Glocalnet AB (Sweden)[1,2]	800,000	46	.01
Highpoint Telecommunications Inc. (Canada)[1]	510,000	6	.00
Textiles & apparel — 0.03%			
EUROBIKE AG (Germany)	40,000	112	.03
IT consulting & services — 0.02%			
Alphameric PLC (United Kingdom)	64,700	104	.02
Total stocks (cost: $367,503,000)		331,162	78.28

Global Small Capitalization Fund

Convertible debentures

	Principal amount (000)	Market value (000)	Percent of net assets
Oil & gas — 0.25%			
Sibir Energy PLC 15.00% 2002 (United Kingdom)	£650	$ 1,040	.25%
Metals & mining — 0.12%			
Nelson Resources Ltd., Series A, 13.00% 2004 (Canada)[2,3]	$ 500	500	.12
Total convertible debentures (cost: $1,486,000)		1,540	.37
Miscellaneous — 4.66%			
Other equity securities in initial period of acquisition		19,725	4.66
Total equity securities (cost: $368,989,000)		352,427	83.31

Short-term securities

	Principal amount (000)	Market value (000)	Percent of net assets
Corporate short-term notes — 13.77%			
Pfizer Inc 1.80% *due 1/31/02*[2]	8,900	8,886	2.10
Asset Securitization Cooperative Corp. 1.95%–2.10% *due 1/7–1/10/02*[2]	7,600	7,596	1.80
General Electric Capital Services, Inc. 1.82% *due 1/2/02*	6,100	6,099	1.44
H.J. Heinz Co. 2.10% *due 1/17/02*[2]	5,900	5,894	1.39
Coca-Cola Co. 1.74% *due 1/25/02*	5,300	5,294	1.25
Rabobank Nederland NV 1.77% *due 1/14/02*	5,000	4,997	1.18
Danske Corp. Inc. 1.85% *due 1/14/02*	5,000	4,996	1.18
Société Générale North America Inc. 1.79% *due 1/10/02*	4,400	4,398	1.04
Toyota Motor Credit Corp. 2.00% *due 1/11/02*[2]	3,900	3,898	.92
Stadshypotek AB 1.98% *due 1/18/02*[2]	3,500	3,496	.83
Gaz de France 2.00% *due 1/30/02*	2,300	2,296	.54
Nestle Capital Corp. 2.04% *due 1/11/02*[2]	400	400	.10
Federal agency discount notes — 2.45%			
Freddie Mac 1.74%–1.98% *due 1/3–2/12/02*	10,400	10,386	2.45
Non-U.S. currency — 0.08%			
New Taiwanese Dollar	NT$11,231	322	.08
Total short-term securities (cost: $68,971,000)		68,958	16.30
Total investment securities (cost: $437,960,000)		421,385	99.61
Excess of cash and receivables over payables		1,670	.39
Net assets		$423,055	100.00%

[1] Non-income-producing security.

[2] Purchased in a private placement transaction; resale may be limited to qualified institutional buyers; resale to public may require registration.

[3] Valued under procedures established by the Board of Trustees.

ADR = American Depositary Receipts

See Notes to Financial Statements.

Growth-Income Fund

Investment portfolio

As of December 31, 2001

Investments primarily in stocks



0.24%
Corporate bonds
85.49%
Equity securities
14.27%
Cash & equivalents

Largest individual equity securities	Percent of net assets
Bank of America	2.10%
Allied Waste Industries	1.57
AT&T	1.51
Household International	1.48
Philip Morris	1.33
Lowe's Companies	1.32
J.P. Morgan Chase	1.27
Wells Fargo	1.21
Petro-Canada	1.18
Sanmina-SCI	1.15

Stocks (common & preferred)

Oil & gas — 5.60%	Number of shares	Market value (000)	Percent of net assets
Petro-Canada (Canada)	4,100,000	$101,200	1.18%
ChevronTexaco Corp. (*formed by the merger of Chevron Corp. and Texaco Inc.*)	1,001,000	89,700	1.04
Pennzoil-Quaker State Co.	3,830,900	55,356	.64
USX-Marathon Group	1,432,600	42,978	.50
Ultramar Diamond Shamrock Corp.[1]	826,400	40,890	.48
Exxon Mobil Corp.	700,000	27,510	.32
"Shell" Transport and Trading Co., PLC (New York registered) (United Kingdom)	568,900	23,581	.31
"Shell" Transport and Trading Co., PLC	486,600	3,340	
Unocal Corp.	600,000	21,642	.25
BP PLC (ADR) (United Kingdom)	450,000	20,929	.24
Noble Affiliates, Inc.	500,000	17,645	.21
Conoco Inc.	491,369	13,906	.16
Kerr-McGee Corp.	225,000	12,330	.14
Ashland Inc.	250,000	11,520	.13

Pharmaceuticals — 4.89%			
Eli Lilly and Co.	1,035,000	81,289	.94
Schering-Plough Corp.	2,230,000	79,856	.93
Pfizer Inc	1,487,500	59,277	.69
Scios Inc.[1]	1,911,900	45,446	.53
AstraZeneca PLC (ADR) (United Kingdom)	756,750	35,264	.41
Forest Laboratories, Inc.[1]	382,400	31,338	.36
Merck & Co., Inc.	500,000	29,400	.34
Bristol-Myers Squibb Co.	450,000	22,950	.27
Johnson & Johnson	350,000	20,685	.24
Pharmacia Corp.	360,000	15,354	.18

Banks — 4.75%			
Bank of America Corp.	2,875,000	180,981	2.10
Wells Fargo & Co.	2,397,000	104,150	1.21
Bank of New York Co., Inc.	800,000	32,640	.38
Wachovia Corp. (*formerly First Union Corp.*)	972,800	30,507	.35
BANK ONE CORP.	768,012	29,991	.35
FleetBoston Financial Corp.	500,000	18,250	.21
SunTrust Banks, Inc.	200,000	12,540	.15

Growth-Income Fund

Stocks

Media — 4.74%	Number of shares	Market value (000)	Percent of net assets
Viacom Inc., Class B, nonvoting[1]	2,075,000	$ 91,611	1.06%
Interpublic Group of Companies, Inc.	2,637,600	77,915	.90
News Corp. Ltd. (ADR) (Australia)	1,100,000	34,991	.68
News Corp. Ltd., preferred (ADR)	900,000	23,814	
Clear Channel Communications, Inc.[1]	948,700	48,298	.56
AOL Time Warner Inc.[1]	1,150,000	36,915	.43
Gannett Co., Inc.	500,000	33,615	.39
Dow Jones & Co., Inc.	450,000	24,629	.29
Fox Entertainment Group, Inc., Class A[1]	700,000	18,571	.22
Comcast Corp., Class A, special nonvoting stock[1]	500,000	18,000	.21
Commercial services & supplies — 4.68%			
Allied Waste Industries, Inc.[1]	9,600,100	134,977	1.57
Pitney Bowes Inc.	2,282,200	85,834	1.00
Ceridian Corp. (new)[1]	2,000,000	37,500	.43
Avery Dennison Corp.	600,000	33,918	.39
Sabre Holdings Corp., Class A[1]	750,000	31,762	.37
ServiceMaster Co.	1,600,000	22,080	.26
Waste Management, Inc.	500,000	15,955	.18
IMS Health Inc.	800,000	15,608	.18
Equifax Inc.	500,000	12,075	.14
Cendant Corp.[1]	500,000	9,805	.11
First Data Corp.	50,000	3,923	.05
Diversified financials — 4.15%			
Household International, Inc.	2,200,000	127,468	1.48
J.P. Morgan Chase & Co.	3,000,000	109,050	1.27
Freddie Mac	700,000	45,780	.53
American Express Co.	800,000	28,552	.33
Citigroup Inc.	550,050	27,766	.32
Providian Financial Corp.[1]	4,227,200	15,007	.18
MBNA Corp.	100,000	3,520	.04
Specialty retail — 3.69%			
Lowe's Companies, Inc.	2,450,000	113,705	1.32
Circuit City Stores, Inc. – Circuit City Group	3,400,000	88,230	1.02
Gap, Inc.	3,875,000	54,017	.63
Limited Inc.	1,500,000	22,080	.25
AutoZone, Inc.[1]	300,000	21,540	.25
Staples, Inc.[1]	1,000,000	18,700	.22
Insurance — 3.60%			
Allstate Corp.	2,050,000	69,085	.80
Manulife Financial Corp. (Canada)	2,500,000	65,150	.76
Allmerica Financial Corp.	1,100,000	49,005	.57
American International Group, Inc. (*formerly American General Corp.*)	550,000	43,670	.51
MGIC Investment Corp.	575,000	35,489	.41
Royal & Sun Alliance Insurance Group PLC (United Kingdom)	4,500,000	25,830	.30
St. Paul Companies, Inc.	500,000	21,985	.25
Semiconductor equipment & products — 3.24%			
Texas Instruments Inc.	2,950,000	82,600	.96
Applied Materials, Inc.[1]	1,200,000	48,120	.56
Altera Corp.[1]	1,495,000	31,724	.37
Maxim Integrated Products, Inc.[1]	500,000	26,255	.31

Growth-Income Fund

Stocks

Semiconductor equipment & products (continued)	Number of shares	Market value (000)	Percent of net assets
LSI Logic Corp.[1]	1,600,000	$ 25,248	.29%
Xilinx, Inc.[1]	531,100	20,739	.24
Intel Corp.	600,000	18,870	.22
Micrel, Inc.[1]	492,400	12,916	.15
Agere Systems Inc., Class A[1]	1,385,400	7,883	.09
Micron Technology, Inc.[1]	150,000	4,650	.05

Communications equipment — 3.23%			
Cisco Systems, Inc.[1]	3,642,600	65,967	.76
Telefonaktiebolaget LM Ericsson, Class B (Sweden)	6,000,000	32,711	.70
Telefonaktiebolaget LM Ericsson, Class B (ADR)	5,250,000	27,405	
Nokia Corp., Class A (ADR) (Finland)	2,450,000	60,099	.70
Motorola, Inc.	2,000,000	30,040	.35
Corning Inc.[1]	3,350,000	29,882	.34
Lucent Technologies Inc., 8.00% convertible preferred 2031[2]	12,910	14,330	.20
Lucent Technologies Inc.[1]	400,000	2,516	
Harris Corp.	500,000	15,255	.18

Diversified telecommunication services — 2.99%			
AT&T Corp.	7,175,700	130,167	1.51
ALLTEL Corp.	530,000	32,717	.38
Verizon Communications	650,000	30,849	.36
Qwest Communications International Inc.	1,400,000	19,782	.23
SBC Communications Inc.	500,000	19,585	.23
Sprint FON Group	850,000	17,068	.20
WorldCom, Inc. — WorldCom Group[1]	500,000	7,040	.08

Aerospace & defense — 2.74%			
Honeywell International Inc.	2,600,000	87,932	1.02
Lockheed Martin Corp.	1,280,800	59,775	.69
United Technologies Corp.	623,200	40,277	.47
Raytheon Co.	892,300	28,973	.34
Boeing Co.	500,000	19,390	.22

Multiline retail — 2.41%			
Kohl's Corp.[1]	1,035,000	72,905	.85
Dollar General Corp.	3,362,400	50,100	.58
Federated Department Stores, Inc.[1]	1,000,000	40,900	.47
May Department Stores Co.	1,100,000	40,678	.47
Dillard's, Inc., Class A	201,100	3,218	.04

Computers & peripherals — 1.82%			
International Business Machines Corp.	310,000	37,497	.43
Compaq Computer Corp.	3,500,000	34,160	.40
Hewlett-Packard Co.	1,550,000	31,837	.37
Dell Computer Corp.[1]	700,000	19,026	.22
Lexmark International, Inc., Class A[1]	313,300	18,485	.21
Sun Microsystems, Inc.[1]	1,300,000	15,990	.19

Electronic equipment & instruments — 1.75%			
Sanmina-SCI Corp. *(formerly SCI Systems, Inc.)*[1]	4,978,000	99,062	1.15
Solectron Corp.[1]	2,315,600	26,120	.30
Flextronics International Ltd.[1]	550,000	13,195	.15
Jabil Circuit, Inc.[1]	550,000	12,496	.15

Growth-Income Fund

Stocks

Tobacco — 1.72%	Number of shares	Market value (000)	Percent of net assets
Philip Morris Companies Inc.	2,500,000	$114,625	1.33%
R.J. Reynolds Tobacco Holdings, Inc.	600,000	33,780	.39
Paper & forest products — 1.71%			
Bowater Inc.	1,245,000	59,387	.69
Weyerhaeuser Co.	750,000	40,560	.47
International Paper Co.	750,000	30,262	.35
Georgia-Pacific Corp., Georgia-Pacific Group	439,660	12,139	.14
Westvaco Corp.	187,500	5,334	.06
Road & rail — 1.71%			
Norfolk Southern Corp.	4,400,000	80,652	.94
Burlington Northern Santa Fe Corp.	1,409,500	40,213	.47
CSX Corp.	300,000	10,515	.12
Union Pacific Corp.	150,000	8,550	.10
Canadian National Railway Co. (Canada)	150,000	7,242	.08
Electric utilities — 1.70%			
Edison International[1]	2,499,500	37,742	.44
Ameren Corp.	645,400	27,300	.32
Dominion Resources, Inc.	350,000	21,035	.24
TECO Energy, Inc.	750,000	19,680	.23
Duke Energy Corp.	350,400	13,757	.16
American Electric Power Co., Inc.	275,000	11,971	.14
Constellation Energy Group, Inc.	300,000	7,965	.09
TXU Corp.	150,000	7,073	.08
Software — 1.65%			
Microsoft Corp.[1]	1,320,000	87,450	1.02
Oracle Corp.[1]	1,500,000	20,715	.24
BMC Software, Inc.[1]	1,000,000	16,370	.19
Cadence Design Systems, Inc.[1]	475,000	10,412	.12
Computer Associates International, Inc.	200,000	6,898	.08
Food & drug retailing — 1.58%			
Albertson's, Inc.	3,040,000	95,730	1.11
Walgreen Co.	1,200,000	40,392	.47
Food products — 1.53%			
Sara Lee Corp.	2,200,000	48,906	.57
H.J. Heinz Co.	988,700	40,656	.47
General Mills, Inc.	620,000	32,246	.37
Wm. Wrigley Jr. Co.	200,000	10,274	.12
Textiles & apparel — 1.35%			
NIKE, Inc., Class B	1,609,600	90,524	1.05
VF Corp.	650,000	25,356	.30
Hotels, restaurants & leisure — 1.22%			
McDonald's Corp.	2,000,000	52,940	.61
Carnival Corp.	1,150,000	32,292	.38
MGM Mirage, Inc.[1]	700,000	20,209	.23

Growth-Income Fund

Stocks

	Number of shares	Market value (000)	Percent of net assets
Personal products — 1.15%			
Avon Products, Inc.	2,125,000	$98,812	1.15%
Energy equipment & services — 1.13%			
Schlumberger Ltd.	1,770,000	97,261	1.13
Machinery — 1.07%			
Ingersoll-Rand Co.[1]	1,025,000	42,855	.50
Caterpillar Inc.	400,000	20,900	.24
Pall Corp.	700,000	16,842	.20
CNH Global NV (Netherlands)	1,200,000	7,308	.08
Deere & Co.	97,700	4,266	.05
Wireless telecommunication services — 1.00%			
Nextel Communications, Inc., Class A[1]	3,070,000	33,648	.39
AT&T Wireless Services, Inc.[1]	2,067,790	29,714	.35
Western Wireless Corp., Class A[1]	797,600	22,532	.26
Health care equipment & supplies — 0.99%			
Applera Corp. – Applied Biosystems Group	1,084,600	42,592	.50
Guidant Corp.[1]	470,800	23,446	.27
Becton, Dickinson and Co.	570,000	18,896	.22
Household products — 0.96%			
Kimberly-Clark Corp.	1,240,000	74,152	.86
Colgate-Palmolive Co.	150,000	8,663	.10
Health care providers & services — 0.88%			
Cardinal Health, Inc.	675,000	43,646	.51
Service Corp. International[1]	4,000,000	19,960	.23
Aetna Inc.	375,000	12,371	.14
Air freight & couriers — 0.87%			
FedEx Corp.[1]	900,000	46,692	.54
United Parcel Service, Inc., Class B	511,400	27,871	.33
Office electronics — 0.67%			
Xerox Corp.[1]	3,319,936	34,594	.40
IKON Office Solutions, Inc.	2,000,000	23,380	.27
Chemicals — 0.63%			
PPG Industries, Inc.	400,000	20,688	.24
Air Products and Chemicals, Inc.	400,000	18,764	.22
Millennium Chemicals Inc.	1,150,000	14,490	.17
Real estate — 0.62%			
Equity Residential Properties Trust	1,000,000	28,710	.33
Boston Properties, Inc.	650,000	24,700	.29

Growth-Income Fund

Stocks

Auto components — 0.54%	Number of shares	Market value (000)	Percent of net assets
TRW Inc.	1,175,000	$ 43,522	.50%
Dana Corp.	231,800	3,217	.04
Electrical equipment — 0.50%			
Emerson Electric Co.	750,000	42,825	.50
Internet software & services — 0.48%			
Yahoo! Inc.[1]	2,311,200	41,001	.48
Containers & packaging — 0.45%			
Sonoco Products Co.	800,000	21,264	.25
Owens-Illinois, Inc.[1]	1,500,000	14,985	.17
Crown Cork & Seal Co., Inc.[1]	1,150,000	2,921	.03
IT consulting & services — 0.37%			
Computer Sciences Corp.[1]	650,000	31,837	.37
Airlines — 0.32%			
Southwest Airlines Co.	1,500,000	27,720	.32
Internet & catalog retail — 0.31%			
eBay Inc.[1]	400,000	26,760	.31
Metals & mining — 0.31%			
Alcoa Inc.	750,000	26,662	.31
Automobiles — 0.28%			
General Motors Corp.	500,000	24,300	.28
Total stocks (cost: $6,437,348,000)		7,062,223	81.98

Convertible debentures

Biotechnology — 0.21%	Principal amount (000)		
Sepracor Inc. 5.00% 2007	$20,000	17,754	.21
Diversified telecommunication services — 0.16%			
Teléfonos de México, SA de CV 4.25% 2004 (Mexico)	11,060	14,104	.16
Total convertible debentures (cost: $30,364,000)		31,858	.37
Miscellaneous — 3.14%			
Other equity securities in initial period of acquisition		270,395	3.14
Total equity securities (cost: $6,467,712,000)		7,364,476	85.49

Growth-Income Fund

Bonds & notes

Wireless telecommunication services — 0.24%	Principal amount (000)	Market value (000)	Percent of net assets
Nextel Communications, Inc.:[3]			
0%/9.95% 2008	$ 22,200	$ 15,263	.24%
0%/10.65% 2007	7,200	5,436	
Total bonds & notes (cost: $18,793,000)		20,699	.24

Short-term securities

Corporate short-term notes — 8.16%			
SBC Communications Inc. 1.83%–2.37% *due 1/9–2/14/02*[2]	75,400	75,299	.88
Coca-Cola Co. 1.77%–1.97% *due 1/28–2/22/02*	53,800	53,674	.62
General Electric Capital Corp. 2.05%–2.10% *due 1/22–2/12/02*	46,900	46,807	.54
Corporate Asset Funding Co. 1.72%–2.32% *due 1/18–3/13/02*[2]	46,700	46,585	.54
Tribune Co. 1.74%–1.87% *due 2/6–2/20/02*[2]	45,800	45,701	.53
BellSouth Corp. 1.80%–1.93% *due 1/17–2/8/02*[2]	43,300	43,250	.50
Three Rivers Funding Corp. 1.78%–1.96% *due 1/7–2/8/02*[2]	41,484	41,448	.48
Merck & Co., Inc. 1.80%–1.87% *due 1/31–2/14/02*	40,000	39,918	.46
Gannett Co., Inc. 1.75%–1.90% *due 1/10–1/25/02*[2]	37,400	37,363	.44
Equilon Enterprises LLC 1.80% *due 1/17–1/25/02*	36,400	36,362	.42
Park Avenue Receivables Corp. 2.05%–2.06% *due 1/16–2/4/02*[2]	36,250	36,204	.42
Household Finance Corp. 2.16%–2.17% *due 1/14–1/24/02*	34,400	34,358	.40
Procter & Gamble Co. 1.78%–1.97% *due 2/12–2/28/02*[2]	33,100	33,002	.38
Private Export Funding Corp. 1.75%–1.87% *due 1/15–3/20/02*[2]	30,675	30,591	.36
Motiva Enterprises LLC 1.87%–2.00% *due 1/7–1/11/02*	30,100	30,088	.35
J.P. Morgan Chase & Co. 1.75% *due 2/12/02*	27,600	27,542	.32
E.W. Scripps Co. 1.82%–1.88% *due 2/5–3/20/02*[2]	25,000	24,923	.29
Ciesco LP 1.80%–2.02% *due 1/11–1/15/02*	20,000	19,986	.23
Federal agency discount notes — 6.23%			
Fannie Mae 1.73%–2.34% *due 1/31–4/25/02*	221,594	220,821	2.57
Freddie Mac 1.68%–2.30% *due 1/3–3/27/02*	203,000	202,532	2.35
Federal Home Loan Banks 1.75%–3.63% *due 1/2–3/20/02*	113,200	112,987	1.31
Non-U.S. currency — 0.04%			
New Taiwanese Dollar	NT$137,967	3,953	.04
Total short-term securities (cost: $1,243,403,000)		1,243,394	14.43
Total investment securities (cost: $7,729,908,000)		8,628,569	100.16
Excess of payables over cash and receivables		13,854	.16
Net assets		$8,614,715	100.00%

[1] Non-income-producing security.

[2] Purchased in a private placement transaction; resale may be limited to qualified institutional buyers; resale to public may require registration.

[3] Step bond; coupon rate will increase at a later date.

ADR = American Depositary Receipts

See Notes to Financial Statements.

Financial statements
Statement of assets & liabilities

At December 31, 2001
(in thousands, except per-share data)

	Global Discovery Fund	Global Growth Fund	Global Small Capitalization Fund	Growth Fund	International Fund	New World Fund	Blue Chip Income and Growth Fund	Growth-Income Fund	Asset Allocation Fund	Bond Fund	High-Yield Bond Fund	U.S. Government/ AAA-Rated Securities Fund	Cash Management Fund
Assets:													
Investment securities at market	$15,569	$812,162	$421,385	$8,141,167	$2,424,131	$153,637	$161,487	$8,628,569	$1,735,043	$536,376	$548,493	$541,277	$327,047
Cash	8	65	89	109	10	65	36	233	11	859	1,129	—	90
Receivables for —													
Sales of investments	—	2,013	3,986	4,601	2,488	15	186	29,529	81	3	5	1,644	—
Sales of fund's shares	18	932	479	6,801	529	70	1,590	6,834	1,377	1,139	448	1,505	18,964
Open forward currency contracts	—	—	—	—	1,169	—	—	—	1,116	2	—	—	—
Dividends and interest	2	424	198	1,829	1,940	503	272	8,836	8,498	7,898	10,699	3,661	—
Other	—	3	—	599	108	—	—	2	—	—	71	1	—
	15,597	815,599	426,137	8,155,106	2,430,375	154,290	163,571	8,674,003	1,746,126	546,277	560,845	548,088	346,101
Liabilities:													
Payables for —													
Purchases of investments	23	102	1,757	3,342	6,869	735	3,792	52,412	2,098	3,204	1,135	24,733	—
Repurchases of fund's shares	12	252	982	3,916	21,882	899	25	3,499	450	250	266	203	455
Open forward currency contracts	—	—	—	—	—	—	—	—	1,105	—	28	—	—
Management services	7	455	278	2,542	1,153	108	62	2,395	630	218	239	204	126
Distribution fees —													
Class 2	1	125	56	611	135	24	21	661	152	72	33	29	24
Other expenses	—	25	9	289	240	7	—	321	70	8	36	28	14
	43	959	3,082	10,700	30,279	1,773	3,900	59,288	4,505	3,752	1,737	25,197	619
Net Assets at December 31, 2001 (Total: $24,436,281)	$15,554	$814,640	$423,055	$8,144,406	$2,400,096	$152,517	$159,671	$8,614,715	$1,741,621	$542,525	$559,108	$522,891	$345,482
Investment securities at cost	$16,130	$865,144	$437,960	$7,181,637	$2,418,213	$158,791	$159,525	$7,729,908	$1,589,203	$551,968	$632,922	$534,498	$327,047
Class 1 (unlimited shares authorized):													
Net assets (Total: $15,080,788)	$11,450	$215,129	$149,307	$5,207,653	$1,772,259	$36,727	$48,380	$5,427,388	$1,011,893	$193,742	$403,366	$385,470	$218,024
Shares outstanding of beneficial interest	1,231	16,034	12,955	117,556	147,495	3,890	5,133	171,187	70,770	18,566	34,240	32,474	19,114
Net asset value per share	$9.30	$13.42	$11.52	$44.30	$12.02	$9.44	$9.43	$31.70	$14.30	$10.44	$11.78	$11.87	$11.41
Class 2 (unlimited shares authorized):													
Net assets (Total: $9,355,493)	$4,104	$599,511	$273,748	$2,936,753	$627,837	$115,790	$111,291	$3,187,327	$729,728	$348,783	$155,742	$137,421	$127,458
Shares outstanding of beneficial interest	441	44,814	23,835	66,612	52,438	12,304	11,821	100,921	51,215	33,551	13,266	11,621	11,213
Net asset value per share	$9.30	$13.38	$11.48	$44.09	$11.97	$9.41	$9.41	$31.58	$14.25	$10.40	$11.74	$11.83	$11.37

See Notes to Financial Statements.

Financial statements

Statement of operations

For the year ended December 31, 2001
(dollars in thousands)

	Global Discovery Fund*	Global Growth Fund	Global Small Capitalization Fund	Growth Fund	International Fund	New World Fund	Blue Chip Income and Growth Fund*	Growth-Income Fund	Asset Allocation Fund	Bond Fund	High-Yield Bond Fund	U.S. Government/ AAA-Rated Securities Fund	Cash Management Fund
Investment Income:													
Income:													
Dividends	$ 20	$ 10,032	$ 2,135	$ 29,425	$ 42,794	$ 1,966	$ 807	$105,694	$18,555	$ 372	$ 1,000	—	—
Interest	68	5,288	2,018	31,782	12,587	3,200	106	47,687	42,182	31,777	56,306	$28,938	$12,179
	88	15,320	4,153	61,207	55,381	5,166	913	153,381	60,737	32,149	57,306	28,938	12,179
Expenses:													
Management services fee	35	5,456	3,204	31,344	15,387	1,285	188	27,394	7,043	1,970	2,831	2,204	1,390
Distribution fees — Class 2	3	1,426	591	6,276	1,534	275	57	6,294	1,397	590	347	254	206
Transfer agent fee	—	4	2	40	13	1	—	39	8	2	3	2	1
Reports to shareholders	1	34	16	175	113	6	2	345	70	19	24	22	15
Registration statement and prospectus	1	14	7	309	49	3	1	144	28	7	10	9	6
Postage, stationery and supplies	—	15	7	152	51	3	—	163	29	7	10	9	6
Trustees' fees	—	6	3	60	17	1	—	50	9	3	3	2	2
Auditing and legal fees	—	10	3	84	30	1	—	65	13	3	4	3	2
Custodian fee	—	194	57	346	1,149	67	1	180	36	12	17	10	7
Taxes other than federal income tax	—	14	7	148	51	3	—	132	26	5	9	7	4
Other expenses	—	15	27	25	50	2	—	12	12	1	2	1	1
	40	7,188	3,924	38,959	18,444	1,647	249	34,818	8,671	2,619	3,260	2,523	1,640
Net investment income	48	8,132	229	22,248	36,937	3,519	664	118,563	52,066	29,530	54,046	26,415	10,539
Realized Gain (Loss) and Unrealized Appreciation (Depreciation) on Investments:													
Realized gain (loss)	(99)	(111,863)	(85,763)	(367,185)	(181,046)	(18,762)	(1,001)	(109,806)	(16,900)	(1,060)	(61,063)	6,883	9
Net change in unrealized appreciation (depreciation) on investments	(561)	(28,140)	27,616	(1,476,348)	(486,515)	8,364	1,962	208,456	(22,086)	609	49,208	(1,635)	—
Net change in unrealized appreciation on open forward currency contracts	—	—	—	—	918	—	—	—	197	45	449	—	—
Net unrealized appreciation (depreciation)	(561)	(28,140)	27,616	(1,476,348)	(485,597)	8,364	1,962	208,456	(21,889)	654	49,657	(1,635)	—
Net realized gain (loss) and unrealized appreciation (depreciation) on investments	(660)	(140,003)	(58,147)	(1,843,533)	(666,643)	(10,398)	961	98,650	(38,789)	(406)	(11,406)	5,248	9
Net Increase (Decrease) in Net Assets Resulting from Operations	$(612)	$(131,871)	$(57,918)	$(1,821,285)	$(629,706)	$ (6,879)	$1,625	$217,213	$13,277	$29,124	$42,640	$31,663	$10,548

* For the period July 5, 2001, commencement of operations, through December 31, 2001.

See Notes to Financial Statements.

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Statement of changes in net assets

	Global Discovery Fund	Global Growth Fund	
	Period ended December 31, 2001[1]	Year ended December 31, 2001	Year ended December 31, 2000
Operations:			
Net investment income	$ 48	$ 8,132	$ 7,531
Net realized gain (loss) on investments	(99)	(111,863)	73,741
Net unrealized appreciation (depreciation) on investments	(561)	(28,140)	(289,529)
Net increase (decrease) in net assets resulting from operations	(612)	(131,871)	(208,257)
Dividends and Distributions Paid to Shareholders:			
Dividends from net investment income:			
Class 1	(43)	(2,367)	(390)
Class 2	(12)	(4,159)	(429)
Total dividends from net investment income	(55)	(6,526)	(819)
Distributions from net realized gain on investments:			
Class 1	—	(22,061)	(3,671)
Class 2	—	(50,992)	(4,483)
Total distributions from net realized gain on investments	—	(73,053)	(8,154)
Total dividends and distributions	(55)	(79,579)	(8,973)
Capital Share Transactions:			
Class 1:			
Proceeds from shares sold	2,469	15,584	113,932
Proceeds from shares issued on reinvestment of dividends and distributions	43	24,428	4,062
Cost of shares repurchased	(351)	(74,843)	(43,462)
Net increase (decrease) from Class 1 transactions	2,161	(34,831)	74,532
Class 2:			
Proceeds from shares sold	6,340	280,139	346,730
Proceeds from shares issued on reinvestment of dividends and distributions	12	55,151	4,911
Cost of shares repurchased	(2,292)	(154,105)	(55,234)
Net increase from Class 2 transactions	4,060	181,185	296,407
Net increase (decrease) in net assets resulting from capital share transactions	6,221	146,354	370,939
Total Increase (Decrease) in Net Assets	5,554	(65,096)	153,709
Net Assets:			
Beginning of period	10,000[2]	879,736	726,027
End of period	$15,554	$ 814,640	$ 879,736
Undistributed net investment income (distributions in excess of net investment income)	—	$7,135	$6,229
Shares of Beneficial Interest:			
Class 1:			
Shares sold	265	1,046	5,158
Shares issued on reinvestment of dividends and distributions	5	1,712	174
Shares repurchased	(39)	(5,122)	(2,208)
Net increase (decrease) in shares outstanding	231	(2,364)	3,124
Class 2:			
Shares sold	689	18,480	16,630
Shares issued on reinvestment of dividends and distributions	1	3,873	210
Shares repurchased	(249)	(10,215)	(2,799)
Net increase (decrease) in shares outstanding	441	12,138	14,041

[1] For the period July 5, 2001, commencement of operations, through December 31, 2001.

[2] Represents initial capitalization from the sale of 1,000,000 Class 1 shares of beneficial interest.

See Notes to Financial Statements.

Statement of changes in net assets

(in thousands)

Global Small Capitalization Fund		Growth Fund		International Fund		New World Fund		Blue Chip Income and Growth Fund
Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000	Period ended December 31, 2001[1]
$ 229	$ 1,874	$ 22,248	$ 51,775	$ 36,937	$ 29,554	$ 3,519	$ 2,570	$ 664
(85,763)	9,170	(367,185)	2,280,646	(181,046)	740,507	(18,762)	1,028	(1,001)
27,616	(122,531)	(1,476,348)	(1,912,521)	(485,597)	(1,717,837)	8,364	(24,684)	1,962
(57,918)	(111,487)	(1,821,285)	419,900	(629,706)	(947,776)	(6,879)	(21,086)	1,625
(1,751)	(740)	(39,229)	(229)	(23,844)	(1,756)	(80)	(893)	(234)
(2,059)	(417)	(11,788)	—	(5,446)	(164)	(212)	(1,704)	(447)
(3,810)	(1,157)	(51,017)	(229)	(29,290)	(1,920)	(292)	(2,597)	(681)
(11,177)	(5,149)	(1,613,348)	(55,984)	(577,689)	(63,556)	—	(1,186)	—
(16,334)	(3,034)	(674,121)	(9,478)	(164,297)	(7,353)	—	(2,479)	—
(27,511)	(8,183)	(2,287,469)	(65,462)	(741,986)	(70,909)	—	(3,665)	—
(31,321)	(9,340)	(2,338,486)	(65,691)	(771,276)	(72,829)	(292)	(6,262)	(681)
19,224	149,476	42,734	136,930	48,357	102,526	8,512	33,244	39,381
12,928	5,889	1,652,579	56,213	601,533	65,313	80	2,079	234
(55,493)	(55,796)	(1,177,234)	(1,133,920)	(519,922)	(665,218)	(15,206)	(24,819)	(1,071)
(23,341)	99,569	518,079	(940,777)	129,968	(497,379)	(6,614)	10,504	38,544
203,609	207,921	1,176,281	1,270,114	1,778,031	634,250	64,259	87,851	111,167
18,393	3,451	685,907	9,478	169,743	7,516	212	4,183	447
(133,948)	(31,335)	(108,634)	(33,254)	(1,607,673)	(296,708)	(45,243)	(11,531)	(1,431)
88,054	180,037	1,753,554	1,246,338	340,101	345,058	19,228	80,503	110,183
64,713	279,606	2,271,633	305,561	470,069	(152,321)	12,614	91,007	148,727
(24,526)	158,779	(1,888,138)	659,770	(930,913)	(1,172,926)	5,443	63,659	149,671
447,581	288,802	10,032,544	9,372,774	3,331,009	4,503,935	147,074	83,415	10,000[2]
$423,055	$447,581	$8,144,406	$10,032,544	$2,400,096	$3,331,009	$152,517	$147,074	$159,671
$(2,373)	$596	$(329)	$50,110	$8,939	$28,152	$2,315	$3	—
1,565	7,708	741	1,767	3,149	3,909	890	2,775	4,224
1,094	285	34,385	681	45,296	2,252	8	208	25
(4,650)	(3,295)	(21,996)	(14,480)	(34,520)	(26,408)	(1,626)	(2,208)	(116)
(1,991)	4,698	13,130	(12,032)	13,925	(20,247)	(728)	775	4,133
16,990	11,885	22,369	16,195	127,137	25,500	6,675	7,689	11,929
1,559	167	14,323	115	12,811	260	22	424	48
(11,158)	(1,989)	(2,231)	(435)	(115,811)	(12,098)	(4,718)	(1,033)	(156)
7,391	10,063	34,461	15,875	24,137	13,662	1,979	7,080	11,821

Statement of changes in net assets

	Growth-Income Fund		Asset Allocation Fund	
	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
Operations:				
Net investment income	$ 118,563	$ 163,707	$ 52,066	$ 59,418
Net realized gain (loss) on investments	(109,806)	868,800	(16,900)	97,287
Net unrealized appreciation (depreciation) on investments	208,456	(423,172)	(21,889)	(89,262)
Net increase (decrease) in net assets resulting from operations	217,213	609,335	13,277	67,443
Dividends and Distributions Paid to Shareholders:				
Dividends from net investment income:				
Class 1	(117,580)	(11,797)	(40,072)	(4,499)
Class 2	(47,277)	(2,282)	(19,597)	(1,199)
Total dividends from net investment income	(164,857)	(14,079)	(59,669)	(5,698)
Distributions from net realized gain on investments:				
Class 1	(609,076)	(93,236)	(63,413)	—
Class 2	(265,158)	(19,969)	(32,547)	—
Total distributions from net realized gain on investments	(874,234)	(113,205)	(95,960)	—
Total dividends and distributions	(1,039,091)	(127,284)	(155,629)	(5,698)
Capital Share Transactions:				
Class 1:				
Proceeds from shares sold	45,333	39,402	16,283	13,525
Proceeds from shares issued on reinvestment of dividends and distributions	726,656	105,033	103,485	4,499
Cost of shares repurchased	(791,224)	(1,128,187)	(148,486)	(312,661)
Net increase (decrease) from Class 1 transactions	(19,235)	(983,752)	(28,718)	(294,637)
Class 2:				
Proceeds from shares sold	1,180,743	663,328	286,711	125,521
Proceeds from shares issued on reinvestment of dividends and distributions	312,435	22,251	52,144	1,199
Cost of shares repurchased	(31,041)	(24,991)	(15,325)	(32,787)
Net increase (decrease) from Class 2 transactions	1,462,137	660,588	323,530	93,933
Net increase (decrease) in net assets resulting from capital share transactions	1,442,902	(323,164)	294,812	(200,704)
Total Increase (Decrease) in Net Assets	621,024	158,887	152,460	(138,959)
Net Assets:				
Beginning of period	7,993,691	7,834,804	1,589,161	1,728,120
End of period	$8,614,715	$7,993,691	$1,741,621	$1,589,161
Undistributed net investment income (distributions in excess of net investment income)	$(320)	$163,210	$(111)	$59,114
Shares of Beneficial Interest:				
Class 1:				
Shares sold	1,337	1,168	1,101	919
Shares issued on reinvestment of dividends and distributions	22,815	3,116	7,222	300
Shares repurchased	(23,921)	(33,818)	(9,876)	(20,973)
Net increase (decrease) in shares outstanding	231	(29,534)	(1,553)	(19,754)
Class 2:				
Shares sold	35,974	19,847	19,725	8,419
Shares issued on reinvestment of dividends and distributions	9,837	661	3,646	80
Shares repurchased	(1,011)	(758)	(1,055)	(2,220)
Net increase (decrease) in shares outstanding	44,800	19,750	22,316	6,279

See Notes to Financial Statements.

Statement of changes in net assets

(in thousands)

Bond Fund		High-Yield Bond Fund		U.S. Government/AAA-Rated Securities Fund		Cash Management Fund	
Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2000
$ 29,530	$ 21,278	$ 54,046	$ 60,194	$ 26,415	$ 26,126	$ 10,539	$ 16,407
(1,060)	(3,514)	(61,063)	1,684	6,883	(4,040)	9	(1)
654	(4,161)	49,657	(80,221)	(1,635)	24,054	—	1
29,124	13,603	42,640	(18,343)	31,663	46,140	10,548	16,407
(9,147)	(1,045)	(46,609)	(4,712)	(20,961)	(2,112)	(12,736)	(1,412)
(11,820)	(649)	(15,011)	(901)	(5,339)	(248)	(3,838)	(223)
(20,967)	(1,694)	(61,620)	(5,613)	(26,300)	(2,360)	(16,574)	(1,635)
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
(20,967)	(1,694)	(61,620)	(5,613)	(26,300)	(2,360)	(16,574)	(1,635)
62,438	14,225	29,661	20,394	65,449	18,053	238,377	243,588
9,147	1,045	46,609	4,712	20,961	2,112	12,736	1,412
(32,905)	(40,318)	(94,887)	(156,499)	(67,070)	(117,154)	(238,898)	(363,939)
38,680	(25,048)	(18,617)	(131,393)	19,340	(96,989)	12,215	(118,939)
199,350	63,674	47,360	58,966	76,594	28,287	498,354	76,253
11,820	649	15,011	901	5,339	248	3,838	223
(10,207)	(10,693)	(18,239)	(37,271)	(15,692)	(11,933)	(422,493)	(77,614)
200,963	53,630	44,132	22,596	66,241	16,602	79,699	(1,138)
239,643	28,582	25,515	(108,797)	85,581	(80,387)	91,914	(120,077)
247,800	40,491	6,535	(132,753)	90,944	(36,607)	85,888	(105,305)
294,725	254,234	552,573	685,326	431,947	468,554	259,594	364,899
$542,525	$294,725	$559,108	$552,573	$522,891	$431,947	$345,482	$259,594
$28,596	$20,559	$49,548	$59,067	$26,191	$26,076	$10,329	$16,364
6,010	1,433	2,412	1,621	5,488	1,640	20,550	21,561
900	107	4,088	378	1,823	197	1,131	127
(3,140)	(4,094)	(7,809)	(12,427)	(5,650)	(10,836)	(20,631)	(32,303)
3,770	(2,554)	(1,309)	(10,428)	1,661	(8,999)	1,050	(10,615)
19,184	6,452	3,873	4,685	6,465	2,557	43,724	6,728
1,165	66	1,319	72	466	23	342	20
(982)	(1,080)	(1,508)	(2,954)	(1,328)	(1,104)	(37,080)	(6,873)
19,367	5,438	3,684	1,803	5,603	1,476	6,986	(125)

Notes to financial statements

1. Organization and significant accounting policies

Organization — American Funds Insurance Series (the "series") is registered under the Investment Company Act of 1940 as an open-end, diversified management investment company with 13 different funds. The assets of each fund are segregated, with each fund accounted for separately. The funds' investment objectives are as follows: Global Discovery Fund — long-term growth of capital by investing primarily in stocks of companies in the service and information area of the global economy; Global Growth Fund — growth of capital by investing primarily in common stocks or securities with common stock characteristics of issuers domiciled around the world; Global Small Capitalization Fund — long-term growth of capital by investing primarily in smaller companies in the United States and around the world; Growth Fund — growth of capital by investing primarily in common stocks or securities with common stock characteristics; International Fund — long-term growth of capital by investing primarily in securities of issuers domiciled outside the United States; New World Fund — long-term growth of capital by investing primarily in stocks of companies with significant exposure to countries that have developing economies and/or markets; Blue Chip Income and Growth Fund — to produce income substantially exceeding the average yield on U.S. stocks and to provide an opportunity for growth of principal; Growth-Income Fund — growth of capital and income by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends; Asset Allocation Fund — high total return (including income and capital gains) consistent with long-term preservation of capital; Bond Fund — as high a level of current income as is consistent with the preservation of capital by investing primarily in fixed-income securities; High-Yield Bond Fund — high current income and, secondarily, capital appreciation by investing primarily in intermediate and long-term corporate obligations, with emphasis on higher yielding, higher risk, lower rated or unrated securities; U.S. Government/AAA-Rated Securities Fund — a high level of current income consistent with prudent investment risk and preservation of capital by investing primarily in a combination of securities guaranteed by the U.S. government and other debt securities rated AAA or Aaa; Cash Management Fund — high current yield while preserving capital by investing in a diversified selection of high-quality money market instruments.

Each fund in the series offers Class 1 and Class 2 shares. Holders of both classes of shares have equal pro rata rights to assets, dividends, liquidation and other rights. Each class has identical voting rights, except for exclusive rights to vote on matters affecting only its class. Only Class 2 shares bear certain distribution expenses. Differences in class-specific expenses will result in the payment of different per-share dividends by each class.

Significant accounting policies — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the series in the preparation of its financial statements:

Security valuation — Equity securities, including depositary receipts, are valued at the last reported sale price on the exchange or market on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any sales, at the last available bid price. In cases where equity securities are traded on more than one exchange, the securities are valued on the exchange or market determined by the investment adviser to be the broadest and most representative market, which may be either a securities exchange or the over-the-counter market.

Fixed-income securities are valued at prices obtained from a pricing service, when such prices are available; however, in circumstances where the investment adviser deems it appropriate to do so, such securities will be valued at the mean quoted bid and asked prices or at prices for securities of comparable maturity, quality and type. Short-term securities maturing within 60 days are valued at amortized cost, which approximates market value. The ability of the issuers of the debt securities held by the series to meet their obligations may be affected by economic developments in a specific industry, state or region. Forward currency contracts are valued at the mean of their representative quoted bid and asked prices.

Securities and assets for which representative market quotations are not readily available are valued at fair value as determined in good faith by a committee appointed by the Board of Trustees. If events occur that materially affect the value of securities (including non-U.S. securities) between the close of trading in those securities and the close of regular trading on the New York Stock Exchange, the securities will be valued at fair value.

Notes to financial statements

Non-U.S. currency translation — Assets and liabilities initially expressed in terms of non-U.S. currencies are translated into U.S. dollars at the prevailing market rates at the end of the reporting period. Purchases and sales of securities and income and expenses are translated into U.S. dollars at the prevailing market rates on the dates of such transactions. The effects of changes in non-U.S. currency exchange rates on investment securities and other assets and liabilities are combined with the net realized and unrealized gain or loss on investment securities for financial reporting purposes.

Security transactions and related investment income — Security transactions are accounted for as of the trade date. Realized gains and losses from securities transactions are determined based on specific identified cost. In the event securities are purchased on a delayed delivery or when-issued basis, the series will instruct the custodian to segregate liquid assets sufficient to meet its payment obligations in these transactions. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis. Market discounts, premiums, and original issue discounts on fixed-income securities are amortized daily over the expected life of the security.

Dividends and distributions to shareholders — Dividends and distributions paid to shareholders are recorded on the ex-dividend date.

Forward currency contracts — The funds may enter into forward currency contracts, which represent agreements to exchange currencies of different countries at specified future dates at specified rates. The funds enter into these contracts to manage their exposure to fluctuations in foreign exchange rates arising from investments denominated in non-U.S. currencies. The funds' use of forward currency contracts involves market risk in excess of the amount recognized in the Statement of Assets and Liabilities. The contracts are recorded in the Statement of Assets and Liabilities at their net unrealized value. The funds record realized gains or losses at the time the forward contract is closed or offset by a matching contract. The face or contract amount in U.S. dollars reflects the total exposure the fund has in that particular contract. Risks may arise upon entering these contracts from the potential inability of counterparties to meet the terms of their contracts and from possible movements in non-U.S. exchange rates and securities' values underlying these instruments. Purchases and sales of forward currency exchange contracts having the same settlement date and broker are offset and presented net in the Statement of Assets and Liabilities.

Class allocations — Income, expenses (other than class-specific expenses), and realized and unrealized gains and losses are allocated daily between Class 1 and Class 2 shares based on their relative net asset values. Distribution expenses and any other applicable class-specific expenses are accrued daily and charged to the respective share class.

2. Non-U.S. investments

Investment risk — Investments in securities of non-U.S. issuers in certain countries involve special investment risks. These risks may include, but are not limited to, investment and repatriation restrictions, revaluation of currencies, adverse political, social and economic developments, government involvement in the private sector, limited and less reliable investor information, lack of liquidity, certain local tax law considerations, and limited regulation of the securities markets.

Taxation — Dividend and interest income is recorded net of non-U.S. taxes paid.

Net realized gain of the funds derived in certain countries is subject to certain non-U.S. taxes. The funds provide for such non-U.S. taxes on investment income, net realized gain and net unrealized gain.

3. Federal income taxation

The funds comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and intend to distribute all net taxable income and net capital gains for the fiscal year. As regulated investment companies, the funds are not subject to income taxes if such distributions are made. Required distributions are based on net investment income and net realized gains determined on a tax basis and may differ from such amounts for financial reporting purposes. In addition, the year in which amounts are distributed may differ from the year in which the net investment income is earned and the net gains are realized by the funds.

Notes to financial statements

The funds indicated in the following table had capital loss carryforwards available at December 31, 2001. These amounts may be used to offset capital gains realized during subsequent years expiring December 31, 2004, through December 31, 2009, and thereby relieve the funds and their shareholders of any federal income tax liability with respect to the capital gains that are so offset. The funds will not make distributions from capital gains while a capital loss carryforward remains.

Additional tax basis disclosures for and as of the year ended December 31, 2001, are as follows:

(dollars in thousands)

	Global Discovery Fund*	Global Growth Fund	Global Small Capitalization Fund	Growth Fund	International Fund	New World Fund	Blue Chip Income and Growth Fund*	Growth-Income Fund	Asset Allocation Fund	Bond Fund	High-Yield Bond Fund	U.S. Government/ AAA-Rated Securities Fund	Cash Management Fund
For the year ended December 31, 2001:													
Net capital gain (loss)	$ (100)	$(101,126)	$ (94,474)	$ (257,703)	$ (147,937)	$ (16,564)	$ (1,001)	$ (58,335)	$ (14,728)	$ (534)	$ (54,476)	$ 7,339	$ 9
Net currency gain (loss)	1	(265)	(30)	218	4,055	(833)	—	(134)	(470)	(524)	(1,869)	—	—
Losses during the period November 1, 2001 to December 31, 2001 deferred to the fiscal year ending December 31, 2002 related to the following:													
Currency	—	108	10	71	—	35	—	15	—	—	72	—	—
Capital gains	—	10,800	8,153	105,735	36,245	3,557	—	50,813	1,715	—	10,740	455	—
As of December 31, 2001 (excluding forward currency contracts):													
Unrealized appreciation	627	88,797	66,192	2,073,925	371,166	12,414	5,179	1,485,683	248,014	11,106	22,763	9,013	—
Unrealized depreciation	1,188	141,785	90,499	1,122,777	367,404	18,081	3,217	587,022	102,174	26,943	107,684	2,234	—
Net unrealized appreciation (depreciation)	(561)	(52,988)	(24,307)	951,148	3,762	(5,667)	1,962	898,661	145,840	(15,837)	(84,921)	6,779	—
Cost of portfolio securities	16,130	865,150	445,693	7,190,019	2,420,369	159,304	159,525	7,729,908	1,589,203	552,213	633,414	534,498	327,047
Reclassification to (from) undistributed net investment income from (to) undistributed net realized gain	1	(700)	612	(1,179)	1,673	(915)	—	(3,190)	(1,558)	(526)	(1,945)	—	—
Reclassification to (from) undistributed net investment income from (to) paid in capital	6	—	—	(20,491)	(28,533)	—	17	(114,046)	(50,064)	—	—	—	—
Capital loss carryforward	100	101,126	94,474	257,703	147,937	16,564	1,001	58,335	14,728	4,943	66,866	16,559	—

*For the period July 5, 2001, commencement of operations, through December 31, 2001.

4. Fees and transactions with related parties

Investment advisory fee — The fee of $99,731,000 for management services was incurred pursuant to an agreement with Capital Research and Management Company ("CRMC") with which certain officers and Trustees of the series are affiliated. The Investment Advisory and Service Agreement provides for monthly fees, accrued daily, based on annual rates that generally decrease as average net asset levels increase. The range of rates, asset levels, and the current annualized rates of average net assets are as follows:

Notes to financial statements

Fund	Rates		Net asset level (in billions)		For the year ended December 31, 2001
	Beginning with	Ending with	Up to	In excess of	
Global Discovery	.580%		all		.28%[1]
Global Growth	.690	.530%	$.6	$ 1.2	.66
Global Small Capitalization	.800	.740	.6	.6	.80
Growth	.500	.300	.6	13.0	.37
International	.690	.450	.5	10.5	.55
New World	.850		all		.85
Blue Chip Income and Growth	.500		all		.25[1]
Growth-Income	.500	.242	.6	10.5	.33
Asset Allocation	.500	.320	.6	2.0	.43
Bond	.480	.400	.6	1.0	.48
High-Yield Bond	.500	.450	.6	1.0	.50
U.S. Government/AAA-Rated Securities	.460	.360	.6	1.0	.46
Cash Management	.500	.380	.1	.4	.45

[1] Commenced operations July 5, 2001. Results for periods not representative of a full year are based on activity during the period.

Distribution expenses — Pursuant to a Plan of Distribution, each fund may expend 0.25% of the average daily net assets of Class 2 shares in connection with certain distribution services and related activities. During the year ended December 31, 2001, distribution expenses under the Plan for the series aggregated $19,250,000. As of December 31, 2001, accrued and unpaid distribution expenses were $1,944,000. Class 1 shares have not adopted a plan of distribution to cover any distribution expenses.

Transfer agent fee — A fee of $115,000 was incurred during the year ended December 31, 2001, pursuant to an agreement with American Funds Service Company ("AFS"), the transfer agent for the series.

Deferred Trustees' fees — Since the adoption of the deferred compensation plan in 1993, Trustees who are unaffiliated with CRMC may elect to defer the receipt of part or all of their compensation. Deferred compensation amounts, which remain in the series, are treated as if invested in shares of American Funds. These amounts represent general, unsecured liabilities of the series and vary according to the total returns of the selected funds. As of December 31, 2001, the cumulative amount of these liabilities was $882,000.

Trustees' fees on the Statement of Operations include the current fees (either paid in cash or deferred) and the net increase or decrease in the value of deferred compensation.

Affiliated Trustees and officers — CRMC is owned by The Capital Group Companies, Inc. Officers of the series and certain Trustees are or may be considered to be affiliated with CRMC. No such persons received any remuneration directly from the fund.

5. Investment transactions and other disclosures

Pursuant to the custodian agreement, each fund within the series receives credits against its custodian fee for imputed interest on certain balances with the custodian bank. For the year ended December 31, 2001, custodian fees for the series aggregated $2,076,000, which includes $160,000 that was paid by these credits rather than in cash.

At December 31, 2001, the International Fund, the Asset Allocation Fund, the Bond Fund, and the High-Yield Bond Fund had outstanding forward currency contracts to sell non-U.S. currencies as follows:

Non-U.S. currency sale contracts	Fund	Contract amount		U.S. valuation	
		Non-U.S.	U.S.	Amount	Unrealized appreciation (depreciation)
Japanese yen, expiring 6/26/02	International	¥6,900,000,000	$54,133,000	$52,964,000	$1,169,000
Euro, expiring 2/7–3/13/02	Asset Allocation	€1,231,000	1,105,000	1,094,000	11,000
Euro, expiring 3/19/02	Bond	712,000	634,000	632,000	2,000
Euro, expiring 2/21/02	High-Yield Bond	196,000	172,000	174,000	(2,000)
British pounds, expiring 1/24–3/19/02	High-Yield Bond	£2,322,000	3,342,000	3,368,000	(26,000)

Notes to financial statements

The following table presents additional information for and as of the year ended December 31, 2001:

(dollars in thousands)

	Global Discovery Fund[1]	Global Growth Fund	Global Small Capitalization Fund	Growth Fund	International Fund	New World Fund	Blue Chip Income and Growth Fund[1]	Growth-Income Fund	Asset Allocation Fund	Bond Fund	High-Yield Bond Fund	U.S. Government/ AAA-Rated Securities Fund	Cash Management Fund
For the year ended December 31, 2001:													
Purchases of investment securities[2]	$10,934	$293,853	$247,641	$2,809,176	$1,001,045	$60,957	$158,952	$2,937	$536,592	$426,450	$225,827	$426,886	$3,333,911
Sales of investment securities[2]	319	262,537	236,233	2,455,693	1,010,819	38,260	9,386	2,440	480,256	213,093	227,928	374,052	3,277,180
Non-U.S taxes withheld on dividend and interest income	—	727	160	1,122	4,892	246	2	980	267	—	—	—	—
Book basis net currency gain (loss) on dividends, interest, sales of non-U.S. bonds and notes, forward contracts, and other receivables and payables	1	(354)	(26)	146	4,102	(843)	—	(125)	(87)	(706)	(3,087)	—	—
Composition of net assets as of December 31, 2001:													
Capital paid in on shares of beneficial interest	$16,215	$ 972,406	$ 546,748	$7,557,027	$2,568,278	$175,473	$158,710	$7,828,547	$1,612,326	$534,463	$671,619	$506,936	$335,145
Undistributed (distributions in excess of) net investment income	—	7,135	(2,373)	(329)	8,939	2,315	—	(320)	(111)	28,596	49,548	26,191	10,329
Accumulated net realized gain (loss)	(100)	(111,926)	(104,745)	(371,819)	(184,182)	(20,121)	(1,001)	(112,170)	(16,443)	(4,943)	(77,606)	(17,015)	8
Net unrealized appreciation (depreciation)	(561)	(52,975)	(16,575)	959,527	7,061	(5,150)	1,962	898,658	145,849	(15,591)	(84,453)	6,779	—
Net assets	$15,554	$814,640	$423,055	$8,144,406	$2,400,096	$152,517	$159,671	$8,614,715	$1,741,621	$542,525	$559,108	$522,891	$345,482

[1] For the period July 5, 2001, commencement of operations, through December 31, 2001.

[2] Excludes short-term securities, except for Cash Management Fund.

Per-share data and ratios

Global Discovery Fund[3]

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
Class 1													
12/31/01	$10.00	$.04[4]	$(.70)[4]	$(.66)	$(.04)	—	$(.04)	$9.30	(6.65)%	$12	.31%	.42%	3.99%
Class 2													
12/31/01	10.00	.02[4]	(.69)[4]	(.67)	(.03)	—	(.03)	9.30	(6.71)	4	.42	.21	3.99

Global Growth Fund[5]

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
Class 1													
12/31/01	$17.25	$.18[4]	$(2.50)[4]	$(2.32)	$(.15)	$(1.36)	$(1.51)	$13.42	(13.99)%	$215	.70%	1.24%	38.09%
12/31/00	21.42	.20[4]	(4.15)[4]	(3.95)	(.02)	(.20)	(.22)	17.25	(18.71)	317	.70	.97	41.19
12/31/99	18.99	.01	3.43	3.44	(.11)	(.90)	(1.01)	21.42	18.53	327	.06	.06	2.65
11/30/99	13.02	.14	6.39	6.53	(.12)	(.44)	(.56)	18.99	51.90	272	.72	1.01	25.84
11/30/98	10.62	.13	2.43	2.56	(.14)	(.02)	(.16)	13.02	24.26	132	.75	1.14	25.56
11/30/97	10.00	.06	.59	.65	(.03)	—	(.03)	10.62	6.45	80	.44	.80	13.22
Class 2													
12/31/01	17.21	.13[4]	(2.49)[4]	(2.36)	(.11)	(1.36)	(1.47)	13.38	(14.22)	600	.95	.88	38.09
12/31/00	21.41	.15[4]	(4.13)[4]	(3.98)	(.02)	(.20)	(.22)	17.21	(18.87)	562	.95	.73	41.19
12/31/99	18.98	.01	3.42	3.43	(.10)	(.90)	(1.00)	21.41	18.47	399	.08	.04	2.65
11/30/99	13.02	.11	6.37	6.48	(.08)	(.44)	(.52)	18.98	51.45	316	.96	.77	25.84
11/30/98	10.61	.10	2.44	2.54	(.11)	(.02)	(.13)	13.02	24.06	124	1.00	.87	25.56
11/30/97	10.00	.03	.60	.63	(.02)	—	(.02)	10.61	6.28	46	.57	.56	13.22

Global Small Capitalization Fund[6]

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
Class 1													
12/31/01	$14.28	$.03[4]	$(1.81)[4]	$(1.78)	$(.13)	$ (.85)	$ (.98)	$11.52	(12.63)%	$149	.83%	.21%	65.46%
12/31/00	17.37	.09[4]	(2.81)[4]	(2.72)	(.05)	(.32)	(.37)	14.28	(16.33)	213	.86	.52	61.79
12/31/99	17.16	—	1.92	1.92	(.01)	(1.70)	(1.71)	17.37	11.70	178	.07	—	6.65
11/30/99	9.11	.06	8.20	8.26	(.08)	(.13)	(.21)	17.16	92.15	150	.82	.53	80.55
11/30/98	10.00	.07	(.92)	(.85)	(.04)	—	(.04)	9.11	(8.31)	55	.51	.86	28.20
Class 2													
12/31/01	14.24	—	(1.80)[4]	(1.80)	(.11)	(.85)	(.96)	11.48	(12.85)	274	1.08	(.05)	65.46
12/31/00	17.36	.04[4]	(2.80)[4]	(2.76)	(.04)	(.32)	(.36)	14.24	(16.53)	234	1.11	.25	61.79
12/31/99	17.14	—	1.92	1.92	—	(1.70)	(1.70)	17.36	11.69	111	.09	(.02)	6.65
11/30/99	9.10	.04	8.19	8.23	(.06)	(.13)	(.19)	17.14	91.86	88	1.06	.25	80.55
11/30/98	10.00	.04	(.91)	(.87)	(.03)	—	(.03)	9.10	(8.49)	17	.64	.63	28.20

Growth Fund

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
Class 1													
12/31/01	$73.51	$.18[4]	$(11.99)[4]	$(11.81)	$(.41)	$(16.99)	$(17.40)	$44.30	(17.93)%	$5,207	.38%	.34%	31.28%
12/31/00	70.62	.41[4]	2.97[4]	3.38	—	(.49)	(.49)	73.51	4.72	7,677	.38	.53	47.96
12/31/99	72.12	.01	9.64	9.65	(.05)	(11.10)	(11.15)	70.62	14.45	8,224	.03	.01	2.55
11/30/99	54.91	.11	25.35	25.46	(.14)	(8.11)	(8.25)	72.12	52.56	7,270	.39	.19	36.81
11/30/98	50.12	.19	10.91	11.10	(.17)	(6.14)	(6.31)	54.91	25.27	5,313	.41	.38	49.91
11/30/97	43.53	.27	9.61	9.88	(.27)	(3.02)	(3.29)	50.12	24.58	4,671	.42	.59	45.14
Class 2													
12/31/01	73.28	.04[4]	(11.94)[4]	(11.90)	(.30)	(16.99)	(17.29)	44.09	(18.15)	2,937	.63	.07	31.28
12/31/00	70.57	.25[4]	2.95[4]	3.20	—	(.49)	(.49)	73.28	4.47	2,356	.63	.33	47.96
12/31/99	72.04	—	9.63	9.63	—	(11.10)	(11.10)	70.57	14.44	1,149	.05	(.01)	2.55
11/30/99	54.88	(.02)	25.33	25.31	(.04)	(8.11)	(8.15)	72.04	52.22	937	.64	(.06)	36.81
11/30/98	50.09	.08	10.90	10.98	(.05)	(6.14)	(6.19)	54.88	24.97	310	.66	.15	49.91
11/30/97	40.59	.11	9.51	9.62	(.12)	—	(.12)	50.09	23.73	75	.37	.08	45.14

Per-share data and ratios

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
International Fund													
Class 1													
12/31/01	$20.59	$.22[4]	$(3.79)[4]	$(3.57)	$(.20)	$(4.80)	$(5.00)	$12.02	(19.73)%	$1,772	.61%	1.41%	39.92%
12/31/00	26.74	.18[4]	(5.90)[4]	(5.72)	(.01)	(.42)	(.43)	20.59	(21.85)	2,750	.59	.72	41.84
12/31/99	25.08	.01	4.34	4.35	(.10)	(2.59)	(2.69)	26.74	18.18	4,113	.05	.03	1.45
11/30/99	16.57	.25	8.87	9.12	(.30)	(.31)	(.61)	25.08	56.48	3,526	.61	1.18	41.99
11/30/98	16.07	.22	2.21	2.43	(.28)	(1.65)	(1.93)	16.57	16.93	2,593	.66	1.36	34.08
11/30/97	15.53	.25	1.18	1.43	(.27)	(.62)	(.89)	16.07	9.52	2,612	.67	1.56	50.12
Class 2													
12/31/01	20.54	.15[4]	(3.76)[4]	(3.61)	(.16)	(4.80)	(4.96)	11.97	(19.89)	628	.86	1.04	39.92
12/31/00	26.73	.13[4]	(5.89)[4]	(5.76)	(.01)	(.42)	(.43)	20.54	(22.06)	581	.84	.50	41.84
12/31/99	25.07	.01	4.33	4.34	(.09)	(2.59)	(2.68)	26.73	18.16	391	.07	.01	1.45
11/30/99	16.56	.10	8.98	9.08	(.26)	(.31)	(.57)	25.07	56.16	311	.85	.84	41.99
11/30/98	16.06	.20	2.19	2.39	(.24)	(1.65)	(1.89)	16.56	16.63	126	.91	1.03	34.08
11/30/97	15.86	.13	.23	.36	(.16)	—	(.16)	16.06	2.20	48	.53	.34	50.12
New World Fund[7]													
Class 1													
12/31/01	$ 9.85	$.24[4]	$ (.63)[4]	$ (.39)	$(.02)	—	$(.02)	$ 9.44	(3.99)%	$ 37	.91%	2.54%	31.01%
12/31/00	11.77	.24[4]	(1.70)[4]	(1.46)	(.20)	$(.26)	(.46)	9.85	(12.43)	45	.92	2.14	42.63
12/31/99	10.56	.01	1.25	1.26	(.04)	(.01)	(.05)	11.77	11.88	45	.08	.18	2.57
11/30/99	10.00	.07	.51	.58	(.02)	—	(.02)	10.56	5.87	37	.43	1.02	.81
Class 2													
12/31/01	9.84	.21[4]	(.62)[4]	(.41)	(.02)	—	(.02)	9.41	(4.19)	116	1.16	2.25	31.01
12/31/00	11.77	.20[4]	(1.69)[4]	(1.49)	(.18)	(.26)	(.44)	9.84	(12.70)	102	1.17	1.83	42.63
12/31/99	10.55	.02	1.25	1.27	(.04)	(.01)	(.05)	11.77	11.87	38	.10	.16	2.57
11/30/99	10.00	.06	.51	.57	(.02)	—	(.02)	10.55	5.71	28	.57	.95	.81
Blue Chip Income and Growth Fund[3]													
Class 1													
12/31/01	$10.00	$.09[4]	$(.61)[4]	$(.52)	$(.05)	—	$(.05)	$9.43	(5.23)%	$ 49	.25%	.93%	11.61%
Class 2													
12/31/01	10.00	.08[4]	(.63)[4]	(.55)	(.04)	—	(.04)	9.41	(5.38)	111	.37	.82	11.61
Growth-Income Fund													
Class 1													
12/31/01	$35.23	$.51[4]	$ .49[4]	$1.00	$(.73)	$(3.80)	$(4.53)	$31.70	2.78%	$5,428	.35%	1.53%	34.29%
12/31/00	33.08	.72[4]	1.98[4]	2.70	(.06)	(.49)	(.55)	35.23	8.24	6,022	.35	2.16	47.14
12/31/99	38.70	.06	.88	.94	(.18)	(6.38)	(6.56)	33.08	3.21	6,632	.03	.18	2.69
11/30/99	40.73	.69	3.94	4.63	(.66)	(6.00)	(6.66)	38.70	12.86	6,537	.35	1.75	40.63
11/30/98	39.97	.67	4.60	5.27	(.68)	(3.83)	(4.51)	40.73	14.77	6,704	.36	1.74	42.72
11/30/97	35.73	.73	6.78	7.51	(.72)	(2.55)	(3.27)	39.97	22.93	6,430	.38	2.01	37.55
Class 2													
12/31/01	35.13	.41[4]	.52[4]	.93	(.68)	(3.80)	(4.48)	31.58	2.56	3,187	.60	1.25	34.29
12/31/00	33.07	.65[4]	1.96[4]	2.61	(.06)	(.49)	(.55)	35.13	7.95	1,972	.60	1.92	47.14
12/31/99	38.67	.07	.87	.94	(.16)	(6.38)	(6.54)	33.07	3.19	1,203	.05	.16	2.69
11/30/99	40.70	.59	3.94	4.53	(.56)	(6.00)	(6.56)	38.67	12.59	1,109	.60	1.50	40.63
11/30/98	39.94	.58	4.60	5.18	(.59)	(3.83)	(4.42)	40.70	14.49	564	.61	1.02	42.72
11/30/97	34.10	.37	5.82	6.19	(.35)	—	(.35)	39.94	18.18	157	.35	.93	37.55

Per-share data and ratios

Asset Allocation Fund

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
Class 1													
12/31/01	$15.71	$.49[4]	$ (.37)[4]	$ .12	$(.59)	$ (.94)	$(1.53)	$14.30	.77%	$1,012	.45%	3.30%	31.81%
12/31/00	15.07	.56[4]	.13[4]	.69	(.05)	—	(.05)	15.71	4.62	1,136	.45	3.77	32.43
12/31/99	16.03	.05	.15	.20	(.14)	(1.02)	(1.16)	15.07	1.45	1,387	.04	.31	1.42
11/30/99	16.57	.58	.60	1.18	(.57)	(1.15)	(1.72)	16.03	7.65	1,394	.44	3.50	36.27
11/30/98	16.16	.58	1.27	1.85	(.57)	(.87)	(1.44)	16.57	12.32	1,497	.45	3.63	27.97
11/30/97	15.18	.55	1.94	2.49	(.54)	(.97)	(1.51)	16.16	17.90	1,393	.47	3.63	34.14
Class 2													
12/31/01	15.67	.45[4]	(.36)[4]	.09	(.57)	(.94)	(1.51)	14.25	.52	730	.70	3.03	31.81
12/31/00	15.06	.53[4]	.13[4]	.66	(.05)	—	(.05)	15.67	4.40	453	.70	3.53	32.43
12/31/99	16.02	.05	.14	.19	(.13)	(1.02)	(1.15)	15.06	1.42	341	.06	.29	1.42
11/30/99	16.56	.53	.61	1.14	(.53)	(1.15)	(1.68)	16.02	7.39	321	.69	3.24	36.27
11/30/98	16.15	.53	1.28	1.81	(.53)	(.87)	(1.40)	16.56	12.05	173	.70	3.39	27.97
11/30/97	14.43	.29	1.69	1.98	(.26)	—	(.26)	16.15	13.80	42	.40	1.81	34.14

Bond Fund

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
Class 1													
12/31/01	$10.18	$.77[4]	$ .08[4]	$.85	$(.59)	—	$(.59)	$10.44	8.48%	$194	.49%	7.38%	58.50%
12/31/00	9.74	.80[4]	(.29)[4]	.51	(.07)	—	(.07)	10.18	5.22	151	.51	8.03	54.82
12/31/99	9.86	.07	(.01)	.06	(.18)	—	(.18)	9.74	.61	169	.05	.65	5.48
11/30/99	10.37	.73	(.50)	.23	(.69)	$(.05)	(.74)	9.86	2.33	173	.53	7.17	38.22
11/30/98	10.62	.67	(.15)	.52	(.65)	(.12)	(.77)	10.37	5.12	186	.54	6.89	61.54
11/30/97	10.31	.63	.30	.93	(.62)	—	(.62)	10.62	9.36	132	.55	6.63	52.93
Class 2													
12/31/01	10.16	.73[4]	.08[4]	.81	(.57)	—	(.57)	10.40	8.15	349	.74	7.06	58.50
12/31/00	9.74	.78[4]	(.30)[4]	.48	(.06)	—	(.06)	10.16	4.99	144	.76	7.87	54.82
12/31/99	9.85	.06	—	.06	(.17)	—	(.17)	9.74	.59	85	.07	.63	5.48
11/30/99	10.36	.67	(.47)	.20	(.66)	(.05)	(.71)	9.85	2.07	80	.78	6.94	38.22
11/30/98	10.61	.65	(.15)	.50	(.63)	(.12)	(.75)	10.36	4.85	45	.78	6.62	61.54
11/30/97	10.11	.35	.46	.81	(.31)	—	(.31)	10.61	8.09	12	.44	3.50	52.93

High-Yield Bond Fund

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
Class 1													
12/31/01	$12.25	$1.17[4]	$ (.23)[4]	$ .94	$(1.41)	—	$(1.41)	$11.78	8.02%	$403	.51%	9.60%	42.37%
12/31/00	12.75	1.24[4]	(1.63)[4]	(.39)	(.11)	—	(.11)	12.25	(3.06)	436	.52	9.87	49.51
12/31/99	12.81	.11	.12	.23	(.29)	—	(.29)	12.75	1.83	586	.04	.79	1.36
11/30/99	13.77	1.26	(.72)	.54	(1.31)	$(.19)	(1.50)	12.81	4.22	589	.51	9.13	30.72
11/30/98	14.96	1.26	(1.04)	.22	(1.25)	(.16)	(1.41)	13.77	1.44	715	.51	8.66	65.80
11/30/97	14.51	1.29	.43	1.72	(1.27)	—	(1.27)	14.96	12.45	765	.51	8.92	50.22
Class 2													
12/31/01	12.22	1.13[4]	(.23)[4]	.90	(1.38)	—	(1.38)	11.74	7.73	156	.76	9.37	42.37
12/31/00	12.75	1.22[4]	(1.64)[4]	(.42)	(.11)	—	(.11)	12.22	(3.31)	117	.77	9.76	49.51
12/31/99	12.80	.11	.12	.23	(.28)	—	(.28)	12.75	1.81	99	.07	.77	1.36
11/30/99	13.76	1.18	(.67)	.51	(1.28)	(.19)	(1.47)	12.80	3.96	95	.76	8.86	30.72
11/30/98	14.95	1.25	(1.06)	.19	(1.22)	(.16)	(1.38)	13.76	1.18	68	.76	8.60	65.80
11/30/97	14.28	.69	.61	1.30	(.63)	—	(.63)	14.95	9.20	21	.43	4.92	50.22

Per-share data and ratios

Period ended[1]	Net asset value, beginning of period	Net investment income (loss)	Net gains (losses) on securities (both realized and unrealized)	Total from investment operations	Dividends (from net investment income)	Distributions (from capital gains)	Total distributions	Net asset value, end of period	Total return	Net assets, end of period (in millions)	Ratio of expenses to average net assets	Ratio of net income to average net assets	Portfolio turnover rate[2]
U.S. Government/AAA-Rated Securities Fund													
Class 1													
12/31/01	$11.73	$.66[4]	$ .17[4]	$ .83	$(.69)	—	$(.69)	$11.87	7.24%	$386	.47%	5.58%	84.24%
12/31/00	10.56	.68[4]	.55[4]	1.23	(.06)	—	(.06)	11.73	11.69	362	.49	6.16	53.97
12/31/99	10.78	.06	(.10)	(.04)	(.18)	—	(.18)	10.56	(.41)	421	.05	.52	1.86
11/30/99	11.43	.69	(.67)	.02	(.67)	—	(.67)	10.78	.24	431	.52	6.06	58.30
11/30/98	11.18	.68	.26	.94	(.69)	—	(.69)	11.43	8.72	537	.51	6.11	89.25
11/30/97	11.29	.76	(.07)	.69	(.80)	—	(.80)	11.18	6.49	471	.52	6.73	53.80
Class 2													
12/31/01	11.70	.62[4]	.18[4]	.80	(.67)	—	(.67)	11.83	7.02	137	.72	5.27	84.24
12/31/00	10.56	.65[4]	.55[4]	1.20	(.06)	—	(.06)	11.70	11.39	70	.74	5.89	53.97
12/31/99	10.78	.05	(.10)	(.05)	(.17)	—	(.17)	10.56	(.43)	48	.07	.51	1.86
11/30/99	11.42	.65	(.64)	.01	(.65)	—	(.65)	10.78	.08	47	.77	5.83	58.30
11/30/98	11.17	.68	.24	.92	(.67)	—	(.67)	11.42	8.46	32	.75	5.68	89.25
11/30/97	10.83	.38	.33	.71	(.37)	—	(.37)	11.17	6.65	7	.44	3.45	53.80
Cash Management Fund													
Class 1													
12/31/01	$11.65	$.41[4]	$ .01[4]	$.42	$(.66)	—	$(.66)	$11.41	3.66%	$218	.46%	3.52%	—
12/31/00	11.05	.65[4]	.01[4]	.66	(.06)	—	(.06)	11.65	6.04	211	.46	5.80	—
12/31/99	11.13	.05	—	.05	(.13)	—	(.13)	11.05	.46	317	.04	.45	—
11/30/99	11.13	.49	.02	.51	(.51)	—	(.51)	11.13	4.73	306	.46	4.65	—
11/30/98	11.13	.57	(.01)	.56	(.56)	—	(.56)	11.13	5.17	250	.46	5.07	—
11/30/97	11.12	.57	(.01)	.56	(.55)	—	(.55)	11.13	5.20	226	.47	4.99	—
Class 2													
12/31/01	11.62	.34[4]	.05[4]	.39	(.64)	—	(.64)	11.37	3.43	127	.71	2.99	—
12/31/00	11.04	.63[4]	.01[4]	.64	(.06)	—	(.06)	11.62	5.83	49	.71	5.60	—
12/31/99	11.12	.05	—	.05	(.13)	—	(.13)	11.04	.43	48	.06	.42	—
11/30/99	11.12	.48	—	.48	(.48)	—	(.48)	11.12	4.47	48	.71	4.40	—
11/30/98	11.12	.55	(.02)	.53	(.53)	—	(.53)	11.12	4.92	34	.70	4.75	—
11/30/97	11.07	.28	.03	.31	(.26)	—	(.26)	11.12	2.87	14	.41	2.80	—

[1] The periods ended 1997 through 1999 represent the fiscal years ended November 30. The period ended December 31, 1999, represents the one month ended December 31. The periods ended 2000 and 2001 represent the fiscal years ended December 31. Class 2 shares were offered for sale commencing April 30, 1997. Results for periods not representative of a full year are based on activity during the period. Total returns exclude all sales charges.

[2] Represents portfolio turnover rate (equivalent for all share classes).

[3] Commenced operations July 5, 2001.

[4] Based on average shares outstanding.

[5] Commenced operations April 30, 1997.

[6] Commenced operations April 30, 1998.

[7] Commenced operations June 17, 1999.

See Notes to Financial Statements.

Report of independent accountants

To the Board of Trustees and Shareholders of
American Funds Insurance Series:

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investment portfolios, and the related statements of operations and of changes in net assets and the per-share data and ratios present fairly, in all material respects, the financial position of the Global Discovery Fund, the Global Growth Fund, the Global Small Capitalization Fund, the Growth Fund, the International Fund, the New World Fund, the Blue Chip Income and Growth Fund, the Growth-Income Fund, the Asset Allocation Fund, the Bond Fund, the High-Yield Bond Fund, the U.S. Government/AAA-Rated Securities Fund and the Cash Management Fund (constituting the American Funds Insurance Series, hereafter referred to as the "Series") at December 31, 2001, the results of each of their operations, the changes in each of their net assets, and the per-share data and ratios for each of the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and per-share data and ratios (hereafter referred to as "financial statements") are the responsibility of the Series' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities owned at December 31, 2001, by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
January 31, 2002

Board of Trustees

"Non-interested" Trustees

Name and age	Year first elected a Trustee of the series[1]	Principal occupation(s) during past five years	Number of boards within the fund complex[2] on which Trustee serves	Other directorships[3] held by Trustee
Lee A. Ault III, 65	1999	Chairman of the Board, In-Q-Tel, Inc. (information technology); former Chairman, President and CEO, Telecredit, Inc.	1	Equifax, Inc.; Office Depot, Inc.
H. Frederick Christie, 68	1994	Private investor; former President and CEO, The Mission Group (non-utility holding company, subsidiary of Southern California Edison Company)	19	Ducommun Incorporated; IHOP Corporation; Southwest Water Company
Joe E. Davis, 67	1991	Private investor; former Chairman of the Board, Linear Corporation; former President and CEO, National Health Enterprises, Inc.	1	BMC Industries, Inc.; Wilshire Technologies, Inc.; Anworth Mortgage Asset Corp.; Natural Alternatives
Martin Fenton, 66	1995	Managing Director, Senior Resource Group LLC (development and management of senior living communities)	16	None
Leonard R. Fuller, 55	1999	President, Fuller Consulting (financial management consulting firm)	13	None
Mary Myers Kauppila, 47	1994	Private investor; Chairman of the Board, Ladera Management Company (venture capital and agriculture); former owner and President, Energy Investment, Inc.	5	None
Kirk P. Pendleton, 62	1996	Chairman of the Board and CEO, Cairnwood, Inc. (venture capital investment)	6	York Group, Inc.

"Interested" Trustees[4]

Name, age and position with series	Year first elected a Trustee or officer of the series[1]	Principal occupation(s) during past five years and positions held with affiliated entities or the principal underwriter of the series	Number of boards within the fund complex[2] on which Trustee serves	Other directorships[3] held by Trustee
James K. Dunton, 64 Chairman of the Board	1993	Senior Vice President and Director, Capital Research and Management Company	2	None
Donald D. O'Neal, 41 President	1998	Senior Vice President, Capital Research and Management Company	2	None
James F. Rothenberg, 55	1995	President and Director, Capital Research and Management Company; Director, American Funds Distributors, Inc.;[5] Director, American Funds Service Company;[5] Director, The Capital Group Companies, Inc.;[5] Director, Capital Guardian Trust Company;[5] Director, Capital Group Research, Inc.;[5] Director, Capital Management Services, Inc.[5]	4	None

The Statement of Additional Information includes additional information about series Trustees and is available without charge upon request by calling American Funds Service Company at 800/421-0180. The address for all Trustees and officers of the series is 333 South Hope Street, Los Angeles, CA 90071, Attention: Fund Secretary.

Other officers

Name, age and position with series	Year first elected an officer of the series[1]	Principal occupation(s) during past five years and positions held with affiliated entities or the principal underwriter of the series
Michael J. Downer, 46 Senior Vice President	1991	Vice President and Secretary, Capital Research and Management Company; Secretary, American Funds Distributors, Inc.;[5] Director, Capital Bank and Trust Company[5]
Abner D. Goldstine, 72 Senior Vice President	1993	Senior Vice President and Director, Capital Research and Management Company
Alan N. Berro, 41 Vice President	1998	Senior Vice President, Capital Research Company[5]
Claudia P. Huntington, 49 Vice President	1994	Senior Vice President, Capital Research and Management Company
Robert W. Lovelace, 39 Vice President	1997	Senior Vice President, Capital Research and Management Company; President and Director, Capital Research Company;[5] Director, American Funds Distributors, Inc.[5]
John H. Smet, 44 Vice President	1994	Senior Vice President, Capital Research and Management Company
Susan M. Tolson, 37 Vice President	1999	Senior Vice President, Capital Research Company[5]
Chad L. Norton, 41 Secretary	1994	Vice President — Fund Business Management Group, Capital Research and Management Company
Robert P. Simmer, 41 Treasurer	1994	Vice President — Fund Business Management Group, Capital Research and Management Company
Sheryl F. Johnson, 33 Assistant Treasurer	1997	Vice President — Fund Business Management Group, Capital Research and Management Company
David A. Pritchett, 35 Assistant Treasurer	1999	Vice President — Fund Business Management Group, Capital Research and Management Company

1 Trustees and officers of the series serve until their resignation, removal or retirement.

2 Capital Research and Management Company manages the American Funds, consisting of 29 funds; Anchor Pathway Fund, which serves as the underlying investment vehicle for certain variable insurance contracts; and Endowments, whose shareholders are limited to certain nonprofit organizations.

3 This includes all directorships (other than those in the American Funds) that are held by each Trustee as a director of a public company or a registered investment company.

4 "Interested persons" within the meaning of the 1940 Act on the basis of their affiliation with series' investment adviser, Capital Research and Management Company, or affiliated entities (including the series' principal underwriter).

5 Company affiliated with Capital Research and Management Company.

American Funds℠

Offices of the series and of the investment adviser, Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071-1443

135 South State College Boulevard
Brea, CA 92821-5823

Custodian of assets
State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02105-1713

JPMorgan Chase Bank
270 Park Avenue
New York, NY 10017-2070

Counsel
Paul, Hastings, Janofsky & Walker LLP
555 South Flower Street
Los Angeles, CA 90071-2371

Independent accountants
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071-3405

Fidelity® Variable Insurance Products:
Equity-Income Portfolio

Annual Report
December 31, 2001

Fidelity Investments®

Contents

The views expressed in this report reflect those of the fund's portfolio manager only through the end of the period of the report as stated on the cover and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Market Environment

Despite a very strong showing in the fourth quarter of 2001, most major equity indexes in the United States and abroad finished with negative returns for the second consecutive year. In most cases, equity investors suffered larger losses in 2001 than in 2000. In the U.S., of the 10 most widely recognized sectors of the market, only two — consumer discretionary and materials — had positive returns for the past year, compared to six sectors in 2000. Overseas, none of the 10 sectors could manage positive growth during the past 12 months, compared to five in 2000. Information technology and telecommunications continued to be among the worst performing segments of the market both domestically and internationally, although tech realized dramatic gains during the fourth-quarter rally. Investment-grade bonds, the overall high-yield market and most emerging-markets debt offered investors welcome relief — and positive returns — throughout most of 2001.

U.S. Stock Markets

Terrorism, war and an economic recession were just a few of the factors that put downward pressure on stocks during 2001, as most major equity indexes declined for the second year in a row. Noteworthy events occurred early and often in 2001, beginning on the second trading day of the year when the Federal Reserve Board surprised the markets with a 0.50 percentage point cut in the fed funds target rate. This would be the first of a calendar-year record 11 cuts made by the Fed in 2001. Stocks had a mixed response to the Fed's stimuli, fluctuating between steady declines and brief rallies throughout the first half of the year. By the tail end of the summer, however, it appeared the economy was taking a turn for the better. Unfortunately, that optimism was obliterated on September 11 and in the two weeks following the devastating terrorist attacks. But with the help of the Fed's aggressive easing efforts, investors stepped back to the table in the fourth quarter with hopes of an economic rebound in early 2002. For the year overall, the large-cap weighted Standard & Poor's 500SM Index fell 11.89%, the blue-chip Dow Jones Industrial AverageSM declined 5.39%, and the tech-heavy NASDAQ Composite® Index dropped 20.82%.

Foreign Stock Markets

The correlation between U.S. and foreign stock market performance has been a growing phenomenon in recent years, as more and more foreign nations become dependent on the U.S. as a trading partner. That theme was played out once again in 2001. Japan was one of the weakest performers during the past year. The world's second largest economy behind the U.S., Japan's economy fell into recession, and its bellwether equity index — the Tokyo Stock Exchange Stock Price Index — declined 29.35% in 2001. The Morgan Stanley Capital InternationalSM Europe, Australasia and Far East (MSCI® EAFE®) Index — designed to represent the performance of developed stock markets outside the U.S. and Canada, dropped 21.27% over the past 12 months. Canadian stock markets also trailed their neighbors to the south, as the Toronto Stock Exchange 300 fell 17.74%.

U.S. Bond Markets

A harsh economic climate, geopolitical unrest, double-digit stock market declines and a record number of interest rate cuts drove investors to bonds in 2001. The Lehman Brothers® Aggregate Bond Index, a proxy of the overall taxable-bond market, gained 8.44% during the year. Corporate bonds, which offered better yields than Treasuries, were highest on the performance ladder, as the Lehman Brothers Credit Bond Index climbed 10.40%. Treasuries had an up and down year, benefiting from a flight to safety after the tragic events of September 11, but losing significant ground late in 2001 as investors began to anticipate an economic recovery. The Lehman Brothers Treasury Index gained 6.75% for the year. Agency and mortgage-backed securities also outperformed Treasuries, as seen by the 8.31% return of the Lehman Brothers U.S. Agency Index and the 8.22% advance of the Lehman Brothers Mortgage-Backed Securities Index. The high-yield bond market rebounded in 2001, particularly in the fourth quarter, when it posted its best quarterly performance since the second quarter of 1995. Overall, the Merrill Lynch High Yield Master II Index — a proxy of the overall high-yield bond market — returned 4.48%.

Foreign Bond Markets

It was a challenging year for foreign developed-nation bonds, as the Salomon Smith Barney® Non-U.S. Dollar World Government Bond Index — a market value-weighted index designed to represent the performance of 16 world government bond markets, excluding the United States — declined 3.54% for the 12-month period ending December 31, 2001. A slowing economy and eventual recession in the United States, exacerbated by the September 11 terrorist attacks, contributed to slower economic growth worldwide. The continued strength of the U.S. dollar also muted international bond performance on a relative basis. In emerging markets, every country but one in the J.P. Morgan Emerging Markets Bond Index Global had a positive return, but the benchmark gained only 1.36% due to a host of problems in Argentina, one of the index's largest components on average during the year. Plagued by its long-running economic recession, a potential currency devaluation and rising debt obligations, Argentina's president resigned and the government was forced into default.

Performance and Investment Summary

Performance

There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value).

Average Annual Total Returns

Periods ended December 31, 2001	Past 1 year	Past 5 years	Past 10 years
Fidelity® VIP: Equity-Income – Initial Class	–4.96%	9.40%	13.61%
Russell 3000® Value	–4.33%	11.02%	14.15%
Variable Annuity Equity Income Funds Average	–4.26%	9.82%	11.76%

Average annual returns take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.

You can compare the fund's returns to the performance of the Russell 3000® Value Index — a market capitalization-weighted index of value-oriented stocks of U.S. domiciled corporations. To measure how the Initial Class' performance stacked up against its peers, you can compare it to the variable annuity equity income funds average, which reflects the performance of variable annuities with similar objectives tracked by Lipper Inc. The past one year average represents a peer group of 47 variable annuities. These benchmarks include reinvested dividends and capital gains, if any.

Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown.

Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower.

Understanding Performance

How a fund did yesterday is no guarantee of how it will do tomorrow. The stock market, for example, has a history of long-term growth and short-term volatility. In turn, the share price and return of a fund that invests in stocks will vary. That means if you sell your shares during a market downturn, you might lose money. But if you can ride out the market's ups and downs, you may have a gain.

$10,000 Over 10 Years



Fidelity VIP: Equity-Income - Initial Class
Russell 3000 Value
40,000
35,000
30,000
25,000
20,000
15,000
$10,000
$37,572
$35,812
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

$10,000 Over 10 Years: Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Equity-Income Portfolio – Initial Class on December 31, 1991. As the chart shows, by December 31, 2001, the value of the investment would have grown to $35,812 — a 258.12% increase on the initial investment. For comparison, look at how the Russell 3000 Value Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 investment would have grown to $37,572 — a 275.72% increase.

Investment Summary

Top Five Stocks as of December 31, 2001

	% of fund's net assets
Citigroup, Inc.	3.7
Fannie Mae	3.6
Exxon Mobil Corp.	3.4
SBC Communications, Inc.	2.1
BellSouth Corp.	1.9
	14.7

Top Five Market Sectors as of December 31, 2001

	% of fund's net assets
Financials	27.5
Industrials	14.3
Consumer Discretionary	12.5
Energy	12.2
Information Technology	6.4

Asset Allocation as of December 31, 2001

% of fund's net assets *	
Stocks	96.4%
Bonds	1.7%
Short-Term Investments and Net Other Assets	1.9%
* *Foreign investments*	*6.6%*



Performance and Investment Summary

Performance

There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). The initial offering of Service Class shares took place on November 3, 1997. Performance for Service Class shares reflects an asset-based service fee (12b-1 fee), and returns prior to November 3, 1997 are those of Initial Class and do not include the effects of Service Class' 12b-1 fee. Had Service Class' 12b-1 fee been reflected, returns prior to November 3, 1997 would have been lower.

Average Annual Total Returns

Periods ended December 31, 2001	Past 1 year	Past 5 years	Past 10 years
Fidelity® VIP: Equity-Income – Service Class	–5.09%	9.30%	13.56%
Russell 3000® Value	–4.33%	11.02%	14.15%
Variable Annuity Equity Income Funds Average	–4.26%	9.82%	11.76%

Average annual returns take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.

You can compare the fund's returns to the performance of the Russell 3000® Value Index — a market capitalization-weighted index of value-oriented stocks of U.S. domiciled corporations. To measure how the Service Class' performance stacked up against its peers, you can compare it to the variable annuity equity income funds average, which reflects the performance of variable annuities with similar objectives tracked by Lipper Inc. The past one year average represents a peer group of 47 variable annuities. These benchmarks include reinvested dividends and capital gains, if any.

Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown.

Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower.

Understanding Performance

How a fund did yesterday is no guarantee of how it will do tomorrow. The stock market, for example, has a history of long-term growth and short-term volatility. In turn, the share price and return of a fund that invests in stocks will vary. That means if you sell your shares during a market downturn, you might lose money. But if you can ride out the market's ups and downs, you may have a gain.

$10,000 Over 10 Years



Fidelity VIP: Equity-Income – Service Class
Russell 3000 Value
40,000
35,000
30,000
25,000
20,000
15,000
$10,000
$37,572
$35,656
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

$10,000 Over 10 Years: Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Equity-Income Portfolio – Service Class on December 31, 1991. As the chart shows, by December 31, 2001, the value of the investment would have grown to $35,656 — a 256.56% increase on the initial investment. For comparison, look at how the Russell 3000 Value Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 investment would have grown to $37,572 — a 275.72% increase.

Investment Summary

Top Five Stocks as of December 31, 2001

	% of fund's net assets
Citigroup, Inc.	3.7
Fannie Mae	3.6
Exxon Mobil Corp.	3.4
SBC Communications, Inc.	2.1
BellSouth Corp.	1.9
	14.7

Top Five Market Sectors as of December 31, 2001

	% of fund's net assets
Financials	27.5
Industrials	14.3
Consumer Discretionary	12.5
Energy	12.2
Information Technology	6.4

Asset Allocation as of December 31, 2001

% of fund's net assets *	
Stocks	96.4%
Bonds	1.7%
Short-Term Investments and Net Other Assets	1.9%
* *Foreign investments*	6.6%



Performance and Investment Summary

Performance

There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). The initial offering of Service Class 2 shares took place on January 12, 2000. Performance for Service Class 2 shares reflects an asset-based service fee (12b-1 fee). Returns from November 3, 1997 to January 12, 2000 are those of Service Class which reflect a different 12b-1 fee. Service Class 2 returns prior to November 3, 1997 are those of Initial Class, and do not include the effects of a 12b-1 fee. Had Service Class 2 shares' 12b-1 fee been reflected, returns prior to January 12, 2000 would have been lower.

Average Annual Total Returns

Periods ended December 31, 2001	Past 1 year	Past 5 years	Past 10 years
Fidelity® VIP: Equity-Income – Service Class 2	–5.23%	9.24%	13.52%
Russell 3000® Value	–4.33%	11.02%	14.15%
Variable Annuity Equity Income Funds Average	–4.26%	9.82%	11.76%

Average annual returns take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.

You can compare the fund's returns to the performance of the Russell 3000® Value Index — a market capitalization-weighted index of value-oriented stocks of U.S. domiciled corporations. To measure how the Service Class 2's performance stacked up against its peers, you can compare it to the variable annuity equity income funds average, which reflects the performance of variable annuities with similar objectives tracked by Lipper Inc. The past one year average represents a peer group of 47 variable annuities. These benchmarks include reinvested dividends and capital gains, if any.

Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown.

Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower.

Understanding Performance

How a fund did yesterday is no guarantee of how it will do tomorrow. The stock market, for example, has a history of long-term growth and short-term volatility. In turn, the share price and return of a fund that invests in stocks will vary. That means if you sell your shares during a market downturn, you might lose money. But if you can ride out the market's ups and downs, you may have a gain.

$10,000 Over 10 Years


Fidelity VIP: Equity-Income - Service Class 2
Russell 3000 Value
40,000
35,000
30,000
25,000
20,000
15,000
$10,000
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
$37,572
$35,549

$10,000 Over 10 Years: Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Equity-Income Portfolio – Service Class 2 on December 31, 1991. As the chart shows, by December 31, 2001, the value of the investment would have grown to $35,549 — a 255.49% increase on the initial investment. For comparison, look at how the Russell 3000 Value Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 investment would have grown to $37,572 — a 275.72% increase.

Investment Summary

Top Five Stocks as of December 31, 2001

	% of fund's net assets
Citigroup, Inc.	3.7
Fannie Mae	3.6
Exxon Mobil Corp.	3.4
SBC Communications, Inc.	2.1
BellSouth Corp.	1.9
	14.7

Top Five Market Sectors as of December 31, 2001

	% of fund's net assets
Financials	27.5
Industrials	14.3
Consumer Discretionary	12.5
Energy	12.2
Information Technology	6.4

Asset Allocation as of December 31, 2001

% of fund's net assets *	
Stocks	96.4%
Bonds	1.7%
Short-Term Investments and Net Other Assets	1.9%
* *Foreign investments*	6.6%



Fund Talk: The Manager's Overview



An interview with Steve Petersen, Portfolio Manager of Equity-Income Portfolio

Q. How did the fund perform, Steve?

A. For the 12-month period ending December 31, 2001, the fund marginally underperformed the Russell 3000® Value Index and the Lipper Inc. variable annuity equity income funds average, which fell 4.33% and 4.26%, respectively. The fund's underperformance was due primarily to its higher weighting in energy stocks and stock selection in pharmaceutical issues during the period.

Q. How did you position the fund in a difficult year for equities?

A. Throughout most of the period, I focused on cyclical and economically sensitive stocks. The fund's sector weightings stayed relatively the same throughout the period, with an emphasis on stocks of companies that were attractively valued and paid dividends. I looked to industrial stocks, which were among the cheapest stocks due to the recessionary environment. I also focused on financial stocks — the largest sector weighting in the portfolio — which delivered mixed performance in a slowing economy. Additionally, I was able to find attractively priced technology companies in the more conservative areas of the sector. I reduced the fund's exposure to health care stocks early in the period because they had performed very well and I wanted to lock in profits. However, the fund's pharmaceutical holdings were negatively affected by investors' concerns that the industry's future growth could be slower than in the past. The fund's large-cap orientation hurt performance relative to its peer group through much of the year, but during the fourth-quarter rally the fund performed better than the Russell index because of our slightly more aggressive stance.

Q. Which of your stock selections in these sectors helped performance?

A. Good performers included Bank of America, a larger holding, which went through a fairly long and difficult merger with NationsBank a few years ago. By focusing on cutting costs and streamlining operations following the merger, it avoided the riskier lending practices that came back to haunt some of its competitors this year when the economy slowed. Investors also gravitated to IBM, a steady and consistent performer that survived the volatile year in good shape. The company expanded its business services operations, which were not as affected by the slowing economy's technology fallout. IBM continued to meet earnings expectations, delivering better relative performance than many of its competitors. Staples and Office Depot benefited from their conservative approach this year after years of rapid expansion. Staples' Web site recently broke even in terms of profitability, and the company's acquisitions in Europe were doing well at the end of 2001. Office Depot also performed well by strengthening its share in existing markets.

Q. Which stocks hurt the fund's performance?

A. Although Fannie Mae's underlying fundamentals were intact throughout the period, its performance suffered late in the year as investors became increasingly interested in other companies that had greater potential to increase earnings growth. Halliburton, an energy services company involved in exploration and drilling, was hurt by the lower worldwide demand for oil and by asbestos-related litigation against several of its subsidiaries. Exxon Mobil was another large fund holding whose performance suffered from the declining global demand for oil. SBC Communications, a regional telephone company and a top fund holding, was hurt by the slowing growth in business and consumer lines, as well as lower demand for second telephone lines as customers substituted wireless phones and other types of providers for Internet access.

Q. What's your outlook, Steve?

A. I think it's becoming increasingly apparent that underlying business conditions are, if not actually improving, holding steady. The Federal Reserve Board's efforts to reduce interest rates and provide liquidity, combined with the U.S. government's tax reduction and economic stimulus programs, may be starting to work, which may have been reflected in the stock market's 2001 fourth-quarter rally. Hopefully, the economy will show more positive signs in 2002, with perhaps the first indicator being better first-quarter GDP growth. I am somewhat concerned about the potential for a stumble, given that we've already had a strong stock market recovery and technology stocks still look expensive. In general, though, economic trends look more positive, and the outlook for corporate earnings should improve.

The views expressed in this report reflect those of the portfolio manager only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market or other conditions. For more information, see page 2.

Fund Facts

Goal: seeks reasonable income while achieving a yield that exceeds the composite dividend yield of the S&P 500®; also considers the potential for capital appreciation

Start date: October 9, 1986

Size: as of December 31, 2001, more than $10.3 billion

Manager: Stephen Petersen, since 1997; joined Fidelity in 1980

Fidelity Variable Insurance Products: Equity-Income Portfolio

Investments December 31, 2001

Showing Percentage of Net Assets

Common Stocks – 94.9%

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – 11.6%		
Auto Components – 0.5%		
Johnson Controls, Inc.	328,900	$ 26,558,675
TRW, Inc.	524,600	19,431,184
		45,989,859
Automobiles – 0.4%		
Ford Motor Co.	391,900	6,160,668
General Motors Corp.	738,600	35,895,960
		42,056,628
Hotels, Restaurants & Leisure – 2.1%		
Harrah's Entertainment, Inc. (a)	407,730	15,090,087
Mandalay Resort Group (a)	889,100	19,026,740
McDonald's Corp.	2,280,400	60,362,188
MGM Mirage, Inc. (a)	1,814,070	52,372,201
Park Place Entertainment Corp. (a)	1,649,600	15,126,832
Six Flags, Inc. (a)	1,364,556	20,986,871
Starwood Hotels & Resorts Worldwide, Inc. unit	1,017,381	30,368,823
		213,333,742
Household Durables – 1.1%		
Black & Decker Corp.	595,500	22,468,215
Maytag Corp.	1,100,820	34,158,445
Snap-On, Inc.	1,102,000	37,093,320
Whirlpool Corp.	270,900	19,865,097
		113,585,077
Media – 4.0%		
Clear Channel Communications, Inc. (a)	1,003,500	51,088,185
Dow Jones & Co., Inc.	375,800	20,567,534
Fox Entertainment Group, Inc. Class A (a)	1,251,600	33,204,948
Gannett Co., Inc.	486,200	32,687,226
Liberty Media Corp. Class A (a)	1,430,200	20,022,800
News Corp. Ltd.:		
ADR	297,734	9,470,919
sponsored ADR	303,867	8,040,321
Reader's Digest Association, Inc. Class A (non-vtg.)	1,357,303	31,326,553
Tribune Co.	991,100	37,096,873
Viacom, Inc. Class B (non-vtg.) (a)	3,261,318	143,987,190
Walt Disney Co.	1,342,900	27,824,888
		415,317,437
Multiline Retail – 1.7%		
Big Lots, Inc.	864,056	8,986,185
Costco Wholesale Corp. (a)	94,690	4,202,342
Dillard's, Inc. Class A	658,900	10,542,400
Federated Department Stores, Inc. (a)	953,000	38,977,700
JCPenney Co., Inc.	164,500	4,425,050
Kmart Corp. (a)	1,245,375	6,799,748
Sears, Roebuck & Co.	554,100	26,397,324
Target Corp.	1,166,100	47,868,405
Wal-Mart Stores, Inc.	522,400	30,064,120
		178,263,274
Specialty Retail – 1.7%		
Charming Shoppes, Inc. (a)	612,800	$ 3,253,968
Gap, Inc.	1,612,400	22,476,856
Office Depot, Inc. (a)	1,167,100	21,638,034
RadioShack Corp.	634,600	19,101,460
Staples, Inc. (a)	3,626,562	67,816,709
The Limited, Inc.	2,698,200	39,717,504
		174,004,531
Textiles & Apparel – 0.1%		
Kellwood Co.	612,840	14,714,288
TOTAL CONSUMER DISCRETIONARY		1,197,264,836
CONSUMER STAPLES – 5.2%		
Beverages – 0.2%		
The Coca-Cola Co.	385,500	18,176,325
Food & Drug Retailing – 0.3%		
Albertson's, Inc.	821,200	25,859,588
CVS Corp.	251,400	7,441,440
Rite Aid Corp. (a)	8,323	42,114
		33,343,142
Food Products – 0.5%		
H.J. Heinz Co.	396,400	16,299,968
Kellogg Co.	613,500	18,466,350
Kraft Foods, Inc. Class A	624,400	21,248,332
		56,014,650
Household Products – 1.2%		
Kimberly-Clark Corp.	1,215,300	72,674,940
Procter & Gamble Co.	646,400	51,149,632
		123,824,572
Personal Products – 1.8%		
Avon Products, Inc.	915,600	42,575,400
Estee Lauder Companies, Inc. Class A	308,300	9,884,098
Gillette Co.	3,872,320	129,335,488
		181,794,986
Tobacco – 1.2%		
Philip Morris Companies, Inc.	2,794,900	128,146,165
TOTAL CONSUMER STAPLES		541,299,840
ENERGY – 12.2%		
Energy Equipment & Services – 1.8%		
Baker Hughes, Inc.	1,658,000	60,467,260
Halliburton Co.	3,159,800	41,393,380
Schlumberger Ltd. (NY Shares)	1,508,800	82,908,560
		184,769,200
Oil & Gas – 10.4%		
Anadarko Petroleum Corp.	136,900	7,782,765
BP PLC sponsored ADR	3,305,342	153,731,456
Burlington Resources, Inc.	512,900	19,254,266
ChevronTexaco Corp.	976,471	87,501,566

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
ENERGY – continued		
Oil & Gas – continued		
Conoco, Inc.	3,142,815	$ 88,941,665
Devon Energy Corp.	293,965	11,361,734
Exxon Mobil Corp.	8,805,436	346,053,635
Royal Dutch Petroleum Co. (NY Shares)	1,934,900	94,848,798
TotalFinaElf SA:		
Class B	448,000	62,935,040
sponsored ADR	2,183,396	153,361,735
USX – Marathon Group	1,491,400	44,742,000
		1,070,514,660
TOTAL ENERGY		1,255,283,860
FINANCIALS – 27.1%		
Banks – 9.2%		
Bank of America Corp.	2,438,190	153,484,061
Bank of New York Co., Inc.	3,077,800	125,574,240
Bank One Corp.	2,471,138	96,497,939
Comerica, Inc.	1,309,400	75,028,620
FleetBoston Financial Corp.	1,924,100	70,229,650
Huntington Bancshares, Inc.	60,200	1,034,838
Mellon Financial Corp.	2,266,900	85,280,778
PNC Financial Services Group, Inc.	706,400	39,699,680
U.S. Bancorp, Delaware	4,207,038	88,053,305
Wachovia Corp.	2,120,052	66,484,831
Wells Fargo & Co.	3,483,800	151,371,110
		952,739,052
Diversified Financials – 13.9%		
American Express Co.	3,233,596	115,407,041
Brascan Corp. Class A (ltd. vtg.)	297,600	5,375,723
Charles Schwab Corp.	2,037,700	31,523,219
Citigroup, Inc.	7,517,820	379,499,531
Fannie Mae	4,652,500	369,873,750
Freddie Mac	747,100	48,860,340
Household International, Inc.	2,289,547	132,656,353
J.P. Morgan Chase & Co.	3,879,950	141,036,183
Kinder Morgan Management LLC	141,195	5,351,291
Merrill Lynch & Co., Inc.	1,210,800	63,106,896
Morgan Stanley Dean Witter & Co.	1,841,600	103,019,104
Nomura Holdings, Inc.	1,622,000	20,695,374
Washington Mutual Capital Trust unit (f)	339,000	16,314,375
		1,432,719,180
Insurance – 2.9%		
ACE Ltd.	841,500	33,786,225
Allstate Corp.	1,480,900	49,906,330
American International Group, Inc.	702,550	55,782,470
Conseco, Inc. (a)	1,142,100	5,093,766
Hartford Financial Services Group, Inc.	1,560,100	98,021,083
Highlands Insurance Group, Inc. (a)	32,600	$ 3,586
Marsh & McLennan Companies, Inc.	294,400	31,633,280
Prudential Financial, Inc.	89,900	2,983,781
The Chubb Corp.	164,400	11,343,600
UnumProvident Corp.	543,700	14,413,487
		302,967,608
Real Estate – 1.1%		
Crescent Real Estate Equities Co.	673,100	12,189,841
Equity Office Properties Trust	524,500	15,776,960
Equity Residential Properties Trust (SBI)	1,299,000	37,294,290
Liberty Property Trust (SBI)	884,250	26,394,863
Public Storage, Inc.	609,700	20,363,980
		112,019,934
TOTAL FINANCIALS		2,800,445,774
HEALTH CARE – 5.1%		
Health Care Equipment & Supplies – 0.4%		
Becton, Dickinson & Co.	680,800	22,568,520
Guidant Corp. (a)	301,380	15,008,724
		37,577,244
Health Care Providers & Services – 0.1%		
McKesson Corp.	389,300	14,559,820
Pharmaceuticals – 4.6%		
American Home Products Corp.	1,050,400	64,452,544
Bristol-Myers Squibb Co.	2,837,700	144,722,700
Eli Lilly & Co.	829,000	65,109,660
Merck & Co., Inc.	1,583,100	93,086,280
Pfizer, Inc.	661,700	26,368,745
Schering-Plough Corp.	2,129,530	76,258,469
		469,998,398
TOTAL HEALTH CARE		522,135,462
INDUSTRIALS – 14.1%		
Aerospace & Defense – 2.7%		
Boeing Co.	510,200	19,785,556
General Dynamics Corp.	287,700	22,912,428
Honeywell International, Inc.	2,740,325	92,677,792
Lockheed Martin Corp.	767,900	35,837,893
Northrop Grumman Corp.	191,500	19,305,115
Raytheon Co.	255,900	8,309,073
Rockwell Collins, Inc.	181,800	3,545,100
United Technologies Corp.	1,195,400	77,258,702
		279,631,659
Building Products – 0.4%		
Masco Corp.	1,839,700	45,072,650
Commercial Services & Supplies – 1.8%		
Avery Dennison Corp.	703,700	39,780,161
Ceridian Corp. (a)	454,000	8,512,500
IMS Health, Inc.	1,304,800	25,456,648

See accompanying notes which are an integral part of the financial statements.

Common Stocks - continued

	Shares	Value (Note 1)
INDUSTRIALS - continued		
Commercial Services & Supplies - continued		
New England Business Service, Inc.	207,200	$ 3,967,880
Pitney Bowes, Inc.	1,181,300	44,428,693
R.R. Donnelley & Sons Co.	535,300	15,893,057
Republic Services, Inc. (a)	1,184,100	23,646,477
Viad Corp.	775,800	18,370,944
		180,056,360
Electrical Equipment - 0.3%		
Rockwell International Corp.	1,863,700	33,285,682
Industrial Conglomerates - 4.2%		
General Electric Co.	4,238,740	169,888,699
Minnesota Mining & Manufacturing Co.	356,400	42,130,044
Textron, Inc.	959,200	39,768,432
Tyco International Ltd.	3,126,846	184,171,229
		435,958,404
Machinery - 3.0%		
Caterpillar, Inc.	1,120,200	58,530,450
Deere & Co.	1,138,650	49,713,459
Eaton Corp.	428,300	31,869,803
Illinois Tool Works, Inc.	514,400	34,835,168
Ingersoll-Rand Co.	1,074,144	44,909,961
Kennametal, Inc.	366,203	14,746,995
Milacron, Inc.	181,130	2,863,665
Navistar International Corp.	387,600	15,310,200
Parker Hannifin Corp.	1,047,700	48,099,907
Pentair, Inc.	300,200	10,960,302
		311,839,910
Road & Rail - 1.7%		
Burlington Northern Santa Fe Corp.	2,998,700	85,552,911
CSX Corp.	660,400	23,147,020
Norfolk Southern Corp.	159,700	2,927,301
Union Pacific Corp.	1,015,900	57,906,300
		169,533,532
TOTAL INDUSTRIALS		1,455,378,197
INFORMATION TECHNOLOGY - 5.7%		
Communications Equipment - 0.4%		
Lucent Technologies, Inc.	911,600	5,733,964
Motorola, Inc.	2,536,200	38,093,724
		43,827,688
Computers & Peripherals - 2.3%		
Compaq Computer Corp.	1,648,900	16,093,264
Dell Computer Corp. (a)	1,843,500	50,106,330
Hewlett-Packard Co.	2,648,000	54,389,920
International Business Machines Corp.	778,000	94,106,880
NCR Corp. (a)	227,100	8,370,906
Sun Microsystems, Inc. (a)	791,400	9,734,220
		232,801,520
Electronic Equipment & Instruments - 0.8%		
Arrow Electronics, Inc. (a)	604,700	$ 18,080,530
Avnet, Inc.	851,730	21,693,563
Tektronix, Inc. (a)	274,200	7,068,876
Thermo Electron Corp.	1,539,600	36,734,856
		83,577,825
IT Consulting & Services - 0.3%		
Computer Sciences Corp. (a)	215,100	10,535,598
Unisys Corp. (a)	1,722,317	21,597,855
		32,133,453
Semiconductor Equipment & Products - 1.1%		
Intel Corp.	2,298,200	72,278,390
Micron Technology, Inc. (a)	723,300	22,422,300
National Semiconductor Corp. (a)	440,975	13,577,620
		108,278,310
Software - 0.8%		
Computer Associates International, Inc.	728,400	25,122,516
Compuware Corp. (a)	389,700	4,594,563
Microsoft Corp. (a)	871,600	57,743,500
		87,460,579
TOTAL INFORMATION TECHNOLOGY		588,079,375
MATERIALS - 5.9%		
Chemicals - 2.4%		
Arch Chemicals, Inc.	352,800	8,184,960
Crompton Corp.	469,251	4,223,259
Dow Chemical Co.	1,112,300	37,573,494
E.I. du Pont de Nemours & Co.	1,024,149	43,536,574
Great Lakes Chemical Corp.	409,900	9,952,372
Hercules Trust II unit	15,700	6,142,625
Hercules, Inc. (a)	649,700	6,497,000
Lyondell Chemical Co.	821,000	11,764,930
Millennium Chemicals, Inc.	853,650	10,755,990
PolyOne Corp.	1,076,100	10,545,780
Praxair, Inc.	1,203,612	66,499,563
Solutia, Inc.	2,360,900	33,099,818
		248,776,365
Containers & Packaging - 0.2%		
Smurfit-Stone Container Corp. (a)	1,242,900	19,849,113
Metals & Mining - 2.0%		
Alcan, Inc.	820,900	29,476,272
Alcoa, Inc.	1,936,416	68,839,589
Allegheny Technologies, Inc.	636,350	10,658,863
Dofasco, Inc.	926,300	15,021,238
Newmont Mining Corp.	446,300	8,528,793
Nucor Corp.	540,900	28,646,064
Pechiney SA Series A	421,511	21,763,593
Phelps Dodge Corp.	811,800	26,302,320
		209,236,732

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
MATERIALS – continued		
Paper & Forest Products – 1.3%		
Bowater, Inc.	798,600	$ 38,093,220
Georgia-Pacific Group	1,657,600	45,766,336
International Paper Co.	485,000	19,569,750
Weyerhaeuser Co.	469,900	25,412,192
		128,841,498
TOTAL MATERIALS		606,703,708
TELECOMMUNICATION SERVICES – 6.2%		
Diversified Telecommunication Services – 6.2%		
AT&T Corp.	4,479,321	81,254,883
BellSouth Corp.	5,040,599	192,298,852
BT Group PLC sponsored ADR	79,800	2,932,650
Qwest Communications International, Inc.	1,504,960	21,265,085
SBC Communications, Inc.	5,542,893	217,115,119
Verizon Communications, Inc.	2,592,502	123,040,145
		637,906,734
UTILITIES – 1.8%		
Electric Utilities – 1.6%		
American Electric Power Co., Inc.	428,700	18,661,311
Cinergy Corp.	286,600	9,581,038
DPL, Inc.	532,354	12,819,084
Entergy Corp.	2,080,900	81,383,999
FirstEnergy Corp.	90,600	3,169,188
Niagara Mohawk Holdings, Inc. (a)	64,300	1,140,039
Northeast Utilities	1,648,400	29,061,292
Southern Co.	448,300	11,364,405
		167,180,356
Multi-Utilities – 0.2%		
SCANA Corp.	788,500	21,943,955
TOTAL UTILITIES		189,124,311
TOTAL COMMON STOCKS (Cost $7,940,631,040)		**9,793,622,097**

Preferred Stocks – 1.5%

Convertible Preferred Stocks – 1.5%

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – 0.3%		
Hotels, Restaurants & Leisure – 0.1%		
Six Flags, Inc. $1.8125 PIERS	388,400	9,224,500
Media – 0.2%		
Cox Communications, Inc. $6.858 PRIZES	154,200	8,951,310
MediaOne Group, Inc. (Vodafone Group PLC) $3.04 PIES	317,100	8,601,338
		17,552,648
TOTAL CONSUMER DISCRETIONARY		26,777,148
FINANCIALS – 0.3%		
Diversified Financials – 0.1%		
Equity Securities Trust I (Cablevision Systems Corp. – NY Group Class A) $2.3725	193,300	$ 8,601,850
Xerox Capital Trust II $3.75 (f)	74,300	5,147,876
		13,749,726
Insurance – 0.2%		
ACE Ltd. $4.125 PRIDES	225,800	18,522,374
Prudential Financial, Inc. $3.375 (a)	65,500	3,784,132
		22,306,506
TOTAL FINANCIALS		36,056,232
INDUSTRIALS – 0.1%		
Aerospace & Defense – 0.1%		
Raytheon Co. $4.13	177,700	9,973,413
INFORMATION TECHNOLOGY – 0.3%		
Communications Equipment – 0.2%		
Lucent Technologies, Inc. $80.00 (f)	5,660	6,258,545
Motorola, Inc. $3.50	273,200	12,702,980
		18,961,525
IT Consulting & Services – 0.1%		
Electronic Data Systems Corp. $3.81	227,800	12,813,750
TOTAL INFORMATION TECHNOLOGY		31,775,275
MATERIALS – 0.1%		
Paper & Forest Products – 0.1%		
Georgia-Pacific Group $3.75 PEPS	314,100	9,721,395
UTILITIES – 0.4%		
Electric Utilities – 0.3%		
Cinergy Corp. $4.75 PRIDES	159,300	8,793,360
TXU Corp.:		
$1.6575 PRIDES	398,400	9,960,000
$4.38	226,400	11,713,936
		30,467,296
Gas Utilities – 0.1%		
NiSource, Inc. $3.875 PIES	299,300	13,618,150
TOTAL UTILITIES		44,085,446
TOTAL CONVERTIBLE PREFERRED STOCKS		**158,388,909**

Nonconvertible Preferred Stocks – 0.0%

	Shares	Value (Note 1)
CONSUMER DISCRETIONARY – 0.0%		
Media – 0.0%		
CSC Holdings, Inc. Series M, $11.125	18,573	**1,982,668**
TOTAL PREFERRED STOCKS (Cost $161,885,228)		**160,371,577**

See accompanying notes which are an integral part of the financial statements.

Corporate Bonds — 1.7%

	Moody's Ratings (unaudited) (b)	Principal Amount	Value (Note 1)
Convertible Bonds – 1.3%			
CONSUMER DISCRETIONARY – 0.5%			
Hotels, Restaurants & Leisure – 0.0%			
Royal Caribbean Cruises Ltd. liquid yield option note 0% 2/2/21	Ba2	$ 15,369,000	$ 4,858,141
Media – 0.4%			
Adelphia Communications Corp. 6% 2/15/06	B3	9,440,000	8,302,197
Cox Communications, Inc. 0.4259% 4/19/20	Baa3	26,600,000	11,318,300
Liberty Media Corp.3.5% 1/15/31 (f)	Baa3	11,400,000	8,649,750
News America, Inc. liquid yield option note 0% 2/28/21 (f)	Baa3	22,670,000	11,128,703
			39,398,950
Multiline Retail – 0.0%			
JCPenney Co., Inc. 5% 10/15/08 (f)	Ba3	5,080,000	5,702,300
Specialty Retail – 0.1%			
Lowe's Companies, Inc. liquid yield option note 0% 2/16/21 (f)	A3	7,800,000	6,490,380
TOTAL CONSUMER DISCRETIONARY			56,449,771
FINANCIALS – 0.1%			
Diversified Financials – 0.0%			
JMH Finance Ltd. 4.75% 9/6/07 (f)	–	3,680,000	3,532,800
Insurance – 0.1%			
Loews Corp. 3.125% 9/15/07	A2	5,340,000	4,566,715
TOTAL FINANCIALS			8,099,515
INDUSTRIALS – 0.1%			
Machinery – 0.1%			
SPX Corp.:			
liquid yield option note 0% 2/6/21 (f)	Ba3	19,570,000	14,229,347
0% 2/6/21	Ba3	4,620,000	3,359,202
			17,588,549
INFORMATION TECHNOLOGY – 0.4%			
Communications Equipment – 0.2%			
Corning, Inc. 3.5% 11/1/08	Baa1	$ 13,700,000	$ 15,419,898
Nortel Networks Corp. 4.25% 9/1/08 (f)	Baa2	4,800,000	4,629,024
			20,048,922
Computers & Peripherals – 0.1%			
Quantum Corp. 7% 8/1/04	B2	7,730,000	6,802,400
Electronic Equipment & Instruments – 0.1%			
Agilent Technologies, Inc. 3% 12/1/21 (f)	Baa2	6,670,000	7,462,730
Sanmina-SCI Corp. 0% 9/12/20	Ba3	480,000	178,176
			7,640,906
Semiconductor Equipment & Products – 0.0%			
Teradyne, Inc. 3.75% 10/15/06 (f)	–	3,880,000	5,294,687
TOTAL INFORMATION TECHNOLOGY			39,786,915
MATERIALS – 0.1%			
Metals & Mining – 0.1%			
Freeport-McMoRan Copper & Gold, Inc. 8.25% 1/31/06 (f)	CCC	6,790,000	8,088,248
TELECOMMUNICATION SERVICES – 0.1%			
Wireless Telecommunication Services – 0.1%			
Nextel Communications, Inc.:			
5.25% 1/15/10 (f)	B1	8,950,000	5,404,010
5.25% 1/15/10	B1	3,350,000	2,022,730
			7,426,740
TOTAL CONVERTIBLE BONDS			**137,439,738**
Nonconvertible Bonds – 0.4%			
CONSUMER DISCRETIONARY – 0.1%			
Hotels, Restaurants & Leisure – 0.0%			
Domino's, Inc. 10.375% 1/15/09	B3	670,000	710,200
Extended Stay America, Inc. 9.875% 6/15/11	B2	640,000	659,200
International Game Technology 8.375% 5/15/09	Ba1	910,000	955,500
Park Place Entertainment Corp. 8.125% 5/15/11	Ba1	915,000	887,550
Tricon Global Restaurants, Inc. 8.875% 4/15/11	Ba1	940,000	984,650
			4,197,100

See accompanying notes which are an integral part of the financial statements.

Corporate Bonds – continued

	Moody's Ratings (unaudited) (b)	Principal Amount	Value (Note 1)
Nonconvertible Bonds – continued			
CONSUMER DISCRETIONARY – continued			
Media – 0.1%			
ACME Television LLC/ACME Financial Corp. 10.875% 9/30/04	B3	$ 795,000	$ 763,200
Adelphia Communications Corp.:			
10.25% 11/1/06	B2	80,000	80,800
10.25% 6/15/11	B2	1,060,000	1,049,400
10.875% 10/1/10	B2	80,000	81,400
CanWest Media, Inc. 10.625% 5/15/11	B2	785,000	832,100
Charter Communications Holdings LLC/Charter Communications Holdings Capital Corp. 0% 1/15/10 (e)	B2	1,445,000	1,018,725
Diamond Cable Communications PLC yankee 0% 2/15/07 (e)	Caa3	1,670,000	384,100
Nextmedia Operating, Inc. 10.75% 7/1/11 (f)	B3	720,000	741,600
Radio One, Inc. 8.875% 7/1/11	B3	1,190,000	1,237,600
Telemundo Holdings, Inc. 0% 8/15/08 (e)	B3	15,000	14,100
Telewest PLC yankee 11% 10/1/07	B2	655,000	465,050
UIH Australia/Pacific, Inc. 14% 5/15/06 (d)	Ca	1,115,000	55,750
Yell Finance BV 0% 8/1/11 (e)	B2	760,000	448,400
			7,172,225
Specialty Retail – 0.0%			
AutoNation, Inc. 9% 8/1/08 (f)	Ba2	600,000	612,000
TOTAL CONSUMER DISCRETIONARY			11,981,325
CONSUMER STAPLES – 0.0%			
Beverages – 0.0%			
Canandaigua Brands, Inc. 8.5% 3/1/09	Ba3	1,020,000	1,040,400
Food & Drug Retailing – 0.0%			
Rite Aid Corp. 12.5% 9/15/06	B-	1,285,000	1,320,338
Food Products – 0.0%			
Dean Foods Co.:			
6.625% 5/15/09	Baa2	150,000	135,000
6.75% 6/15/05	Baa2	230,000	228,850
8.15% 8/1/07	Baa2	130,000	127,400
			491,250
TOTAL CONSUMER STAPLES			2,851,988

	Moody's Ratings (unaudited) (b)	Principal Amount	Value (Note 1)
ENERGY – 0.0%			
Oil & Gas – 0.0%			
Chesapeake Energy Corp. 8.125% 4/1/11	B1	$ 1,150,000	$ 1,109,750
Pennzoil-Quaker State Co.:			
6.75% 4/1/09	Ba2	720,000	662,400
10% 11/1/08 (f)	Ba3	490,000	514,500
			2,286,650
FINANCIALS – 0.0%			
Diversified Financials – 0.0%			
BRL Universal Equipment 2001 A LP/BRL Universal Equipment Corp. 8.875% 2/15/08	Ba3	1,055,000	1,094,563
Real Estate – 0.0%			
Meditrust Corp. 7.82% 9/10/26	Ba3	735,000	723,975
TOTAL FINANCIALS			1,818,538
HEALTH CARE – 0.0%			
Health Care Providers & Services – 0.0%			
DaVita, Inc. 9.25% 4/15/11	B2	880,000	932,800
Service Corp. International (SCI) 6.5% 3/15/08	B1	720,000	626,400
Tenet Healthcare Corp. 8.125% 12/1/08	Ba1	855,000	910,575
			2,469,775
INDUSTRIALS – 0.0%			
Building Products – 0.0%			
American Standard, Inc. 7.125% 2/15/03	Ba2	605,000	614,075
INFORMATION TECHNOLOGY – 0.0%			
Communications Equipment – 0.0%			
Crown Castle International Corp.:			
9.375% 8/1/11	B3	340,000	311,950
10.75% 8/1/11	B3	570,000	558,600
			870,550
Electronic Equipment & Instruments – 0.0%			
Fisher Scientific International, Inc. 7.125% 12/15/05	B1	800,000	788,000
TOTAL INFORMATION TECHNOLOGY			1,658,550

See accompanying notes which are an integral part of the financial statements.

Corporate Bonds - continued

	Moody's Ratings (unaudited) (b)	Principal Amount	Value (Note 1)
Nonconvertible Bonds - continued			
MATERIALS - 0.1%			
Chemicals - 0.0%			
IMC Global, Inc. 10.875% 6/1/08	Ba1	$ 735,000	$ 782,775
Containers & Packaging - 0.1%			
Applied Extrusion Technologies, Inc. 10.75% 7/1/11	B2	660,000	699,600
Owens-Illinois, Inc.:			
7.15% 5/15/05	B3	540,000	507,600
7.8% 5/15/18	B3	160,000	132,000
7.85% 5/15/04	B3	160,000	155,200
8.1% 5/15/07	B3	90,000	81,000
			1,575,400
Metals & Mining - 0.0%			
Phelps Dodge Corp. 8.75% 6/1/11	Baa3	680,000	656,200
TOTAL MATERIALS			3,014,375
TELECOMMUNICATION SERVICES - 0.1%			
Diversified Telecommunication Services - 0.0%			
NTL Communications Corp. 11.5% 10/1/08	B3	320,000	99,200
Triton PCS, Inc. 0% 5/1/08 (e)	B2	1,055,000	954,775
			1,053,975
Wireless Telecommunication Services - 0.1%			
Echostar Broadband Corp. 10.375% 10/1/07	B1	1,460,000	1,518,400
Nextel Communications, Inc. 0% 10/31/07 (e)	B1	1,735,000	1,223,175
			2,741,575
TOTAL TELECOMMUNICATION SERVICES			3,795,550
UTILITIES - 0.1%			
Electric Utilities - 0.1%			
AES Corp.:			
8% 12/31/08	Ba1	795,000	659,850
9.375% 9/15/10	Ba1	620,000	542,500
9.5% 6/1/09	Ba1	60,000	52,800
Pacific Gas & Electric Co.:			
6.25% 8/1/03	B3	$ 915,000	$ 878,400
6.25% 3/1/04	B3	375,000	360,000
6.75% 10/1/23	B3	1,120,000	1,075,200
			3,568,750
Multi-Utilities - 0.0%			
Enron Corp. 7.375% 5/15/19 (d)	Ca	520,000	98,800
PG&E National Energy Group, Inc. 10.375% 5/16/11	Baa2	425,000	442,000
			540,800
TOTAL UTILITIES			4,109,550
TOTAL NONCONVERTIBLE BONDS			**34,600,376**
TOTAL CORPORATE BONDS (Cost $175,277,651)			**172,040,114**

Floating Rate Loans - 0.0%

	Moody's Ratings (unaudited) (b)	Principal Amount	Value (Note 1)
CONSUMER DISCRETIONARY - 0.0%			
Auto Components - 0.0%			
Tenneco Automotive, Inc.:			
Tranche B term loan 5.95% 12/30/07 (g)	B2	547,250	448,745
Tranche C term loan 6.2% 6/30/08 (g)	B2	547,250	448,745
			897,490
INDUSTRIALS - 0.0%			
Commercial Services & Supplies - 0.0%			
Allied Waste North America, Inc.:			
Tranche B term loan 4.6875% 7/21/06 (g)	Ba3	675,029	668,279
Tranche C term loan 4.9194% 7/21/07 (g)	Ba3	810,035	801,934
			1,470,213
TOTAL FLOATING RATE LOANS (Cost $2,288,824)			**2,367,703**

See accompanying notes which are an integral part of the financial statements.

Money Market Funds – 2.0%

	Shares	Value (Note 1)
Fidelity Cash Central Fund, 1.94% (c)	197,091,501	$ 197,091,501
Fidelity Securities Lending Cash Central Fund, 1.93% (c)	5,908,800	5,908,800
TOTAL MONEY MARKET FUNDS (Cost $203,000,301)		**203,000,301**
TOTAL INVESTMENT PORTFOLIO – 100.1% (Cost $8,483,083,044)		**10,331,401,792**
NET OTHER ASSETS – (0.1)%		**(13,101,923)**
NET ASSETS – 100%		**$10,318,299,869**

Security Type Abbreviations

PEPS – Participating Equity Preferred Shares/Premium Exchangeable Participating Shares

PIERS – Preferred Income Equity Redeemable Security

PIES – Premium Income Equity Securities

PRIDES – Preferred Redeemable Increased Dividend Equity Securities

PRIZES – Participating Redeemable Indexed Zero-Premium Exchangeable Securities

Legend

(a) Non-income producing

(b) S&P credit ratings are used in the absence of a rating by Moody's Investors Service, Inc.

(c) The rate quoted is the annualized seven-day yield of the fund at period end. A complete listing of the fund's holdings as of its most recent fiscal year end is available upon request.

(d) Non-income producing – issuer filed for bankruptcy or is in default of interest payments.

(e) Debt obligation initially issued in zero coupon form which converts to coupon form at a specified rate and date. The rate shown is the rate at period end.

(f) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At the period end, the value of these securities amounted to $110,200,875 or 1.1% of net assets.

(g) The coupon rate shown on floating or adjustable rate securities represents the rate at period end.

Other Information

Purchases and sales of securities, other than short-term securities, aggregated $2,786,649,410 and $2,478,959,379, respectively.

The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms were $183,147 for the period.

The fund participated in the interfund lending program as a borrower. The average daily loan balance during the period for which the loans were outstanding amounted to $3,458,750. The weighted average interest rate was 5.21%. Interest expense includes $2,001 paid under the interfund lending program. At period end there were no interfund loans outstanding.

The fund participated in the bank borrowing program. The average daily loan balance during the period for which the loans were outstanding amounted to $4,526,000. The weighted average interest rate was 5.31%. Interest expense includes $2,669 paid under the bank borrowing program. At period end there were no bank borrowings outstanding.

The fund invested in loans and loan participations, trade claims or other receivables. At period end the value of these investments amounted to $2,367,703 or 0.0% of net assets.

Income Tax Information

At December 31, 2001, the aggregate cost of investment securities for income tax purposes was $8,487,022,190. Net unrealized appreciation aggregated $1,844,379,602, of which $2,567,493,643 related to appreciated investment securities and $723,114,041 related to depreciated investment securities.

The fund hereby designates approximately $493,631,000 as a 20%-rate capital gain dividend for the purpose of the dividend paid deduction.

See accompanying notes which are an integral part of the financial statements.

Financial Statements

Statement of Assets and Liabilities

		December 31, 2001
Assets		
Investment in securities, at value (including securities loaned of $5,906,672) (cost $8,483,083,044) — See accompanying schedule		$ 10,331,401,792
Receivable for investments sold		2,294,697
Receivable for fund shares sold		13,528,608
Dividends receivable		13,566,529
Interest receivable		2,536,293
Other receivables		43,501
Total assets		10,363,371,420
Liabilities		
Payable for investments purchased	$ 1,579,181	
Payable for fund shares redeemed	32,711,040	
Accrued management fee	4,067,840	
Distribution fees payable	112,366	
Other payables and accrued expenses	692,324	
Collateral on securities loaned, at value	5,908,800	
Total liabilities		45,071,551
Net Assets		$ 10,318,299,869
Net Assets consist of:		
Paid in capital		$ 8,090,393,503
Undistributed net investment income		152,099,880
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		227,529,812
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		1,848,276,674
Net Assets		$ 10,318,299,869
Initial Class:		
Net Asset Value, offering price and redemption price per share ($9,256,205,291 ÷ 406,950,402 shares)		$22.75
Service Class:		
Net Asset Value, offering price and redemption price per share ($836,016,927 ÷ 36,875,672 shares)		$22.67
Service Class 2:		
Net Asset Value, offering price and redemption price per share ($226,077,651 ÷ 10,009,195 shares)		$22.59

Statement of Operations

		Year ended December 31, 2001
Investment Income		
Dividends		$ 198,279,609
Interest		15,284,496
Security lending		250,061
		213,814,166
Less foreign taxes withheld		(2,487,006)
Total income		211,327,160
Expenses		
Management fee	$ 49,568,227	
Transfer agent fees	6,884,172	
Distribution fees	1,025,224	
Accounting and security lending fees	889,583	
Non-interested trustees' compensation	3,935	
Custodian fees and expenses	178,814	
Registration fees	4,929	
Audit	74,491	
Legal	66,215	
Interest	4,670	
Miscellaneous	2,623,654	
Total expenses before reductions	61,323,914	
Expense reductions	(1,355,145)	59,968,769
Net investment income		151,358,391
Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investment securities	232,993,751	
Foreign currency transactions	(101,176)	232,892,575
Change in net unrealized appreciation (depreciation) on:		
Investment securities	(947,174,552)	
Assets and liabilities in foreign currencies	(6,114)	(947,180,666)
Net gain (loss)		(714,288,091)
Net increase (decrease) in net assets resulting from operations		$ (562,929,700)

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets

Increase (Decrease) in Net Assets	Year ended December 31, 2001	Year ended December 31, 2000
Operations		
Net investment income	$ 151,358,391	$ 172,079,690
Net realized gain (loss)	232,892,575	500,168,037
Change in net unrealized appreciation (depreciation)	(947,180,666)	94,926,588
Net increase (decrease) in net assets resulting from operations	(562,929,700)	767,174,315
Distributions to shareholders		
From net investment income	(175,168,717)	(187,986,087)
From net realized gain	(493,630,239)	(694,753,499)
Total distributions	(668,798,956)	(882,739,586)
Share transactions — net increase (decrease)	906,134,648	(692,163,922)
Total increase (decrease) in net assets	(325,594,008)	(807,729,193)
Net Assets		
Beginning of period	10,643,893,877	11,451,623,070
End of period (including undistributed net investment income of $152,099,880 and $170,138,206, respectively)	$10,318,299,869	$10,643,893,877

Other Information:

	Year ended December 31, 2001		Year ended December 31, 2000	
	Shares	Dollars	Shares	Dollars
Share transactions				
Initial Class				
Sold	89,050,962	$ 2,064,705,585	45,973,673	$ 1,098,402,964
Reinvested	25,863,825	625,387,269	38,143,296	847,544,035
Redeemed	(98,534,150)	(2,255,942,678)	(121,903,326)	(2,861,778,639)
Net increase (decrease)	16,380,637	$ 434,150,176	(37,786,357)	$ (915,831,640)
Service Class				
Sold	13,139,614	$ 303,254,722	9,905,652	$ 235,854,814
Reinvested	1,673,997	40,376,818	1,585,963	35,176,653
Redeemed	(2,882,957)	(64,472,868)	(3,590,373)	(84,741,881)
Net increase (decrease)	11,930,654	$ 279,158,672	7,901,242	$ 186,289,586
Service Class 2[A]				
Sold	9,931,367	$ 225,467,799	1,666,464	$ 39,694,526
Reinvested	126,086	3,034,869	852	18,898
Redeemed	(1,618,683)	(35,676,868)	(96,891)	(2,335,292)
Net increase (decrease)	8,438,770	$ 192,825,800	1,570,425	$ 37,378,132
Distributions				
From net investment income				
Initial Class		$ 164,164,158		$ 180,623,926
Service Class		10,221,979		7,358,208
Service Class 2[A]		782,580		3,953
Total		$ 175,168,717		$ 187,986,087
From net realized gain				
Initial Class		$ 461,223,111		$ 666,920,109
Service Class		30,154,839		27,818,445
Service Class 2[A]		2,252,289		14,945
Total		$ 493,630,239		$ 694,753,499
		$ 668,798,956		$ 882,739,586

[A] *Service Class 2 commenced sale of shares January 12, 2000.*

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Initial Class

Years ended December 31,	2001	2000	1999	1998	1997
Selected Per-Share Data					
Net asset value, beginning of period	$ 25.52	$ 25.71	$ 25.42	$ 24.28	$ 21.03
Income from Investment Operations					
Net investment income[E]	.34	.40	.41	.38	.36
Net realized and unrealized gain (loss)	(1.51)	1.46	1.10	2.31	5.06
Total from investment operations	(1.17)	1.86	1.51	2.69	5.42
Less Distributions					
From net investment income	(.42)	(.44)[G]	(.38)	(.34)	(.36)
From net realized gain	(1.18)	(1.61)[G]	(.84)	(1.21)	(1.81)
Total distributions	(1.60)	(2.05)	(1.22)	(1.55)	(2.17)
Net asset value, end of period	$ 22.75	$ 25.52	$ 25.71	$ 25.42	$ 24.28
Total Return[C,D]	(4.96)%	8.42%	6.33%	11.63%	28.11%
Ratios to Average Net Assets[H]					
Expenses before expense reductions	.58%	.56%	.57%	.58%	.58%
Expenses net of voluntary waivers, if any	.58%	.56%	.57%	.58%	.58%
Expenses net of all reductions	.57%	.55%	.56%	.57%	.57%
Net investment income	1.47%	1.68%	1.57%	1.58%	1.65%
Supplemental Data					
Net assets, end of period (000 omitted)	$9,256,205	$9,969,086	$11,014,291	$11,409,912	$10,106,742
Portfolio turnover rate	24%	22%	27%	28%	44%

Financial Highlights — Service Class

Years ended December 31,	2001	2000	1999	1998	1997[F]
Selected Per-Share Data					
Net asset value, beginning of period	$ 25.45	$ 25.66	$ 25.39	$ 24.27	$ 23.44
Income from Investment Operations					
Net investment income[E]	.31	.37	.38	.36	.05
Net realized and unrealized gain (loss)	(1.51)	1.46	1.11	2.31	.78
Total from investment operations	(1.20)	1.83	1.49	2.67	.83
Less Distributions					
From net investment income	(.40)	(.43)[G]	(.38)	(.34)	—
From net realized gain	(1.18)	(1.61)[G]	(.84)	(1.21)	—
Total distributions	(1.58)	(2.04)	(1.22)	(1.55)	—
Net asset value, end of period	$ 22.67	$ 25.45	$ 25.66	$ 25.39	$ 24.27
Total Return[B,C,D]	(5.09)%	8.30%	6.25%	11.54%	3.54%
Ratios to Average Net Assets[H]					
Expenses before expense reductions	.68%	.66%	.67%	.68%	.68%[A]
Expenses net of voluntary waivers, if any	.68%	.66%	.67%	.68%	.68%[A]
Expenses net of all reductions	.67%	.65%	.66%	.67%	.65%[A]
Net investment income	1.37%	1.58%	1.47%	1.51%	1.63%[A]
Supplemental Data					
Net assets, end of period (000 omitted)	$836,017	$634,897	$437,332	$225,145	$ 5,328
Portfolio turnover rate	24%	22%	27%	28%	44%

A *Annualized*

B *Total returns for periods of less than one year are not annualized.*

C *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*

D *Total returns would have been lower had certain expenses not been reduced during the periods shown.*

E *Calculated based on average shares outstanding during the period.*

F *For the period November 3, 1997 (commencement of sale of shares) to December 31, 1997.*

G *The amounts shown reflect certain reclassifications related to book to tax differences.*

H *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from directed brokerage or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of voluntary waivers reflects expenses after reimbursements by the investment adviser but prior to reductions from directed brokerage or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Service Class 2

Years ended December 31,	2001	2000[F]
Selected Per-Share Data		
Net asset value, beginning of period	$ 25.41	$ 25.18
Income from Investment Operations		
Net investment income[E]	.27	.32
Net realized and unrealized gain (loss)	(1.50)	1.95
Total from investment operations	(1.23)	2.27
Less Distributions		
From net investment income	(.41)	(.43)[G]
From net realized gain	(1.18)	(1.61)[G]
Total distributions	(1.59)	(2.04)
Net asset value, end of period	$ 22.59	$ 25.41
Total Return[B,C,D]	(5.23)%	10.19%
Ratios to Average Net Assets[H]		
Expenses before expense reductions	.84%	.83%[A]
Expenses net of voluntary waivers, if any	.84%	.83%[A]
Expenses net of all reductions	.83%	.82%[A]
Net investment income	1.21%	1.41%[A]
Supplemental Data		
Net assets, end of period (000 omitted)	$226,078	$ 39,911
Portfolio turnover rate	24%	22%

A *Annualized*

B *Total returns for periods of less than one year are not annualized.*

C *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*

D *Total returns would have been lower had certain expenses not been reduced during the periods shown.*

E *Calculated based on average shares outstanding during the period.*

F *For the period January 12, 2000 (commencement of sale of shares) to December 31, 2000.*

G *The amounts shown reflect certain reclassifications related to book to tax differences.*

H *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from directed brokerage or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of voluntary waivers reflects expenses after reimbursements by the investment adviser but prior to reductions from directed brokerage or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*

See accompanying notes which are an integral part of the financial statements.

Notes to Financial Statements

For the period ended December 31, 2001

1. Significant Accounting Policies.

Equity-Income Portfolio (the fund) is a fund of Variable Insurance Products Fund, (the trust) (referred to in this report as Fidelity Variable Insurance Products: Equity-Income Portfolio) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Shares of the fund may only be purchased by insurance companies for the purpose of funding variable annuity or variable life insurance contracts. The fund offers three classes of shares: Initial Class shares, Service Class shares and Service Class 2 shares. All classes have equal rights and voting privileges, except for matters affecting a single class. Investment income, realized and unrealized capital gains and losses, the common expenses of the fund, and certain fund-level expense reductions, if any, are allocated on a pro rata basis to each class based on the relative net assets of each class to the total net assets of the fund. Each class differs with respect to distribution and service plan fees incurred. Certain expense reductions also differ by class.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:

Security Valuation. Net asset value per share is calculated as of the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time. Securities for which quotations are readily available are valued at the last sale price, or if no sale price, at the closing bid price. Foreign securities are valued based on quotations from the principal market in which such securities are normally traded. If trading or events occurring in other markets after the close of the principal market in which foreign securities are traded, and before the close of business of the fund, are expected to materially affect the value of those securities, then they are valued at their fair value taking this trading or these events into account. Fair value is determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Securities (including restricted securities) for which quotations are not readily available (and in certain cases debt securities which trade on an exchange) are valued primarily using dealer-supplied valuations or at their fair value. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued at amortized cost or original cost plus accrued interest, both of which approximate current value. Investments in open-end investment companies are valued at their net asset value each business day.

Foreign Currency. The fund uses foreign currency contracts to facilitate transactions in foreign-denominated securities. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.

Foreign denominated assets, including investment securities, and liabilities are translated into U.S. dollars at the exchange rate at period end. Purchases and sales of investment securities, income and dividends received and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

The effects of exchange rate fluctuations on investments are included with the net realized and unrealized gain (loss) on investment securities. Other foreign currency transactions resulting in realized and unrealized gain (loss) are disclosed separately.

Income Taxes. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to income taxes to the extent that it distributes all of its taxable income for its fiscal year. The Schedule of Investments includes information regarding income taxes, if any, under the caption "Income Tax Information."

Investment Income. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Interest income, which includes amortization of premium and accretion of discount on debt securities, as required, is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain. The fund may place a debt obligation on non-accrual status and reduce related interest income by ceasing current accruals and writing off interest receivables when the collection of all or a portion of interest has become doubtful based on consistently applied procedures, under the general supervision of the Board of Trustees of the fund. A debt obligation is removed from non-accrual status when the issuer resumes interest payments or when collectibility of interest is reasonably assured.

Expenses. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned among the funds in the trust.

Deferred Trustee Compensation. Under a Deferred Compensation Plan (the Plan), non-interested Trustees must defer receipt of a portion of, and may elect to defer receipt of an additional portion of, their annual compensation. Deferred amounts are treated as though equivalent dollar amounts had been invested in a cross-section of other Fidelity funds. Deferred amounts remain in the fund until distributed in accordance with the Plan.

1. Significant Accounting Policies – continued

Distributions to Shareholders. Distributions are recorded on the ex-dividend date. Income dividends and capital gain distributions are declared separately for each class.

Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for litigation proceeds, foreign currency transactions, market discount, contingent interest, non-taxable dividends and losses deferred due to wash sales.

Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital. Temporary book and tax basis differences will reverse in a subsequent period.

As of December 31, 2001 undistributed net income and undistributed accumulated gain on a tax basis was as follows:

Undistributed ordinary income	$173,360,104
Undistributed long-term capital gains	$208,724,239

The tax character of distributions paid during the year was as follows:

	Ordinary Income	Long-Term Capital Gains
Initial Class	$ 164,164,158	$461,223,111
Service Class	10,221,979	30,154,839
Service Class 2	782,580	2,252,289
	$ 175,168,717	$493,630,239

Security Transactions. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.

Change in Accounting Principle. Effective January 1, 2001, the fund adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium and discount on all debt securities, as required. The cumulative effect of this accounting change had no impact on total net assets of the fund, but resulted in a $137,981 increase to the cost of securities held and a corresponding increase to accumulated net undistributed realized gain (loss), based on securities held by the fund on January 1, 2001.

2. Operating Policies.

Joint Trading Account. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission (the SEC), the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements for U.S. Treasury or Federal Agency obligations.

Repurchase Agreements. The underlying U.S. Treasury, Federal Agency, or other obligations found to be satisfactory by FMR are transferred to an account of the fund, or to the Joint Trading Account, at a custodian bank. The securities are marked-to-market daily and maintained at a value at least equal to the principal amount of the repurchase agreement (including accrued interest). FMR, the fund's investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.

Restricted Securities. The fund may invest in securities that are subject to legal or contractual restrictions on resale. These securities generally may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and prompt sale at an acceptable price may be difficult. Information regarding restricted securities is included under the captions "Legend" and/or "Other Information" at the end of the fund's Schedule of Investments.

Loans and Other Direct Debt Instruments. The fund may invest in loans and loan participations, trade claims or other receivables. These investments may include standby financing commitments that obligate the fund to supply additional cash to the borrower on demand. Loan participations involve a risk of insolvency of the lending bank or other financial intermediary. Information regarding loans and other direct debt instruments is included under the caption "Other Information" at the end of the fund's Schedule of Investments.

3. Purchases and Sales of Investments.

Information regarding purchases and sales of securities is included under the caption "Other Information" at the end of the fund's Schedule of Investments.

4. Fees and Other Transactions with Affiliates.

Management Fee. FMR and its affiliates provide the fund with investment management related services for which the fund pays a monthly management fee.

The management fee is the sum of an individual fund fee rate of .20% of the fund's average net assets and a group fee rate that averaged .28% during the period. The group fee rate is based upon the average net assets of all the mutual funds advised by FMR. The group fee rate decreases as assets under management increase and increases as assets under management decrease. For the period, the total annual management fee rate was .48% of the fund's average net assets.

Distribution and Service Plan. In accordance with Rule 12b-1 of the 1940 Act, the Fund has adopted separate 12b-1 Plans for each Service Class of shares. Each Service Class pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a Service fee. For the period, the Service fee is based on an annual rate of .10% of Service Class' average net assets and .25% of Service Class 2's average net assets.

4. Fees and Other Transactions with Affiliates - continued

Distribution and Service Plan - continued

For the period, each class paid FDC the following amounts, all of which were reallowed to insurance companies, for the distribution of shares and providing shareholder support services.

Service Class	$ 723,293
Service Class 2	301,931
	$ 1,025,224

Transfer Agent Fees. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of FMR, is the fund's transfer, dividend disbursing, and shareholder servicing agent. FIIOC receives account fees and asset-based fees that vary according to account size and type of account FIIOC pays a portion of the expenses related to the typesetting, printing and mailing of all shareholder reports, except proxy statements. For the period, the transfer agent fees of the fund were equivalent to an annual rate of .07% of average net assets.

For the period, the following amounts were paid to FIIOC:

Initial Class	$ 6,308,392
Service Class	485,933
Service Class 2	89,847
	$ 6,884,172

Accounting and Security Lending Fees. Fidelity Service Company, Inc.(FSC), an affiliate of FMR, maintains the fund's accounting records and administers the security lending program. The security lending fee is based on the number and duration of lending transactions. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses.

Central Funds. The fund may invest in affiliated Central Funds managed by Fidelity Investments Money Management, Inc. (FIMM), an affiliate of FMR. The Central Funds are open-end investment companies available only to investment companies and other accounts managed by FMR and its affiliates. The Central Funds seek preservation of capital and current income and do not pay a management fee. Income distributions earned by the fund are recorded as income in the accompanying financial statements and totaled $3,810,265 for the period.

Brokerage Commissions. The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms are shown under the caption "Other Information" at the end of the fund's Schedule of Investments.

Interfund Lending Program. Pursuant to an Exemptive Order issued by the SEC, the fund, along with other registered investment companies having management contracts with FMR, may participate in an interfund lending program. This program provides an alternative credit facility allowing the funds to borrow from, or lend money to, other participating funds. Information regarding the fund's participation in the program is included under the caption "Other Information" at the end of the fund's Schedule of Investments.

5. Committed Line of Credit.

The fund participates with other funds managed by FMR in a $3.475 billion credit facility (the "line of credit") to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. The fund has agreed to pay commitment fees on its pro rata portion of the line of credit. During the period, there were no borrowings on this line of credit.

6. Security Lending.

The fund lends portfolio securities from time to time in order to earn additional income. The fund receives collateral (in the form of U.S. Treasury obligations, letters of credit and/or cash) against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of the loaned securities is determined at the close of business of the fund and any additional required collateral is delivered to the fund on the next business day. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. Cash collateral is invested in cash equivalents. The value of loaned securities and cash collateral at period end are disclosed on the fund's Statement of Assets and Liabilities.

7. Bank Borrowings.

The fund is permitted to have bank borrowings for temporary or emergency purposes to fund shareholder redemptions. The fund has established borrowing arrangements with certain banks. The interest rate on the borrowings is the bank's base rate, as revised from time to time. Information regarding the fund's participation in the program is included under the caption "Other Information" at the end of the fund's Schedule of Investments.

8. Expense Reductions.

Certain security trades were directed to brokers who paid $1,353,005 of the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce the fund's expenses. During the period, these credits reduced the fund's custody expenses by $2,140.

9. Other Information.

At the end of the period, Fidelity Investments Life Insurance Company (FILI) and its subsidiaries, affiliates of FMR, held 13% of the total outstanding shares of the fund. In addition, one unaffiliated insurance company held 26% of the total outstanding shares of the fund.

Report of Independent Accountants

To the Trustees of Variable Insurance Products Fund and the Shareholders of Equity-Income Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Equity-Income Portfolio (a fund of Variable Insurance Products Fund) at December 31, 2001, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Equity-Income Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 11, 2002

Trustees and Officers

The Trustees and executive officers of the trust and fund, as applicable, are listed below. The Board of Trustees governs the fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. Except for William O. McCoy and William S. Stavropoulos, each of the Trustees oversees 262 funds advised by FMR. Mr. McCoy oversees 264 funds advised by FMR and Mr. Stavropoulos oversees 180 funds advised by FMR.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any Special Meeting of shareholders by a two-thirds vote of the outstanding voting securities of the trust. The executive officers hold office without limit in time, except that any officer may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

The fund's Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call Fidelity at 1-888-622-3175.

Interested Trustees*:

The business address of each Trustee who is an "interested person" (as defined in the 1940 Act) is 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Edward C. Johnson 3d (71)**

Year of Election or Appointment: 1981
President of VIP Equity-Income. Mr. Johnson also serves as President of other Fidelity funds. He is Chief Executive Officer, Chairman, and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; a Director of Fidelity Management & Research (U.K.) Inc.; Chairman and a Director of Fidelity Management & Research (Far East) Inc.; Chairman (1998) and a Director (1997) of Fidelity Investments Money Management, Inc.; and Chairman (2001) and a Director (2000) of FMR Co., Inc.

Abigail P. Johnson (40)**

Year of Election or Appointment: 2001
Senior Vice President of VIP Equity-Income (2001). Ms. Johnson also serves as Senior Vice President of other Fidelity funds (2001). She is President and a Director of FMR (2001), Fidelity Investments Money Management, Inc. (2001), FMR Co., Inc. (2001), and a Director of FMR Corp. Previously, Ms. Johnson managed a number of Fidelity funds.

Peter S. Lynch (58)

Year of Election or Appointment: 1990
Vice Chairman and a Director of FMR, and Vice Chairman (2001) and a Director (2000) of FMR Co., Inc. Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991), Vice President of Fidelity® Magellan® Fund and FMR Growth Group Leader, and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services. In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield, John F. Kennedy Library, and the Museum of Fine Arts of Boston.

* Trustees have been determined to be "Interested Trustees" by virtue of, among other things, their affiliation with one or more of the trust, the fund's investment adviser, FMR, and the fund's distribution agent, FDC.

** Edward C. Johnson 3d, Trustee and President of the funds, is Abigail P. Johnson's father.

Non-Interested Trustees:

The business address of each non-interested Trustee (that is, the Trustees other than the Interested Trustees) is Fidelity Investments, P. O. Box 55235, Boston, Massachusetts 02205-5235.

Name, Age; Principal Occupation

J. Michael Cook (59)

Year of Election or Appointment: 2001

Prior to Mr. Cook's retirement in May 1999, he served as Chairman and Chief Executive Officer of Deloitte & Touche LLP (accounting/consulting), Chairman of the Deloitte & Touche Foundation, and a member of the Board of Deloitte Touche Tohmatsu. He currently serves as a Director of AT&T (2001), International Flavors & Fragrances, Inc. (2000), Rockwell Automation International (2000), The Dow Chemical Company (2000), and HCA – The Healthcare Company (1999). He is a Member of the Advisory Board of the Securities Regulation Institute, Chairman Emeritus of the Board of Catalyst (a leading organization for the advancement of women in business), a Director of the STAR Foundation (Society to Advance the Retarded and Handicapped), and is Chairman of the Accountability Advisory Panel to the Comptroller General of the United States. He also serves as a member of the Board of Overseers of the Columbia Business School and a Member of the Advisory Board of the Graduate School of Business of the University of Florida.

Ralph F. Cox (69)

Year of Election or Appointment: 1991

President of RABAR Enterprises (management consulting for the petroleum industry). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Waste Management Inc. (non-hazardous waste), CH2M Hill Companies (engineering), and Abraxas Petroleum (petroleum exploration and production, 1999). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.

Phyllis Burke Davis (70)

Year of Election or Appointment: 1992

Mrs. Davis is retired from Avon Products, Inc. (cosmetics) where she held various positions including Senior Vice President of Corporate Affairs and Group Vice President of U.S. product marketing, sales, distribution, and manufacturing. Previously, she served as a Director of BellSouth Corporation (telecommunications), Eaton Corporation (industrial conglomerate), the TJX Companies, Inc. (retail stores), Hallmark Cards, Inc., Nabisco Brands, Inc., and Standard Brands, Inc. In addition, she is a member of the Board of Directors of the Southampton Hospital in Southampton, N.Y. (1998).

Robert M. Gates (58)

Year of Election or Appointment: 1997

Consultant, educator, and lecturer. Mr. Gates was Director of the Central Intelligence Agency (CIA) from 1991 to 1993. From 1989 to 1991, Mr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Mr. Gates is a Director of Charles Stark Draper Laboratory (non-profit), NACCO Industries, Inc. (mining and manufacturing), TRW Inc. (automotive, space, defense, and information technology), and Parker Drilling Co., Inc. (drilling and rental tools for the energy industry, 2001). He also serves as a member of the Advisory Board of VoteHere.net (secure internet voting, 2001). Previously, Mr. Gates served as a Director of LucasVarity PLC (automotive components and diesel engines) and Dean of the George Bush School of Government and Public Service at Texas A&M University (1999-2001). Mr. Gates also is a Trustee of the Forum for International Policy.

Donald J. Kirk (69)

Year of Election or Appointment: 1987

Vice Chairman of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section, a Public Governor of the National Association of Securities Dealers, Inc. (1996), and of the American Stock Exchange (2001), a Director and former Chairman of the Board of Directors of National Arts Stabilization Inc., a Trustee and former Chairman of the Board of Trustees of the Greenwich Hospital Association, and a Director of the Yale-New Haven Health Services Corp. (1998). Mr. Kirk was an Executive-in-Residence (1995-2000) and a Professor (1987-1995) at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Previously, Mr. Kirk served as a Director of General Re Corporation (reinsurance, 1987-1998) and as a Director of Valuation Research Corp. (appraisals and valuations).

Name, Age; Principal Occupation

Marie L. Knowles (55)

Year of Election or Appointment: 2001
Prior to Ms. Knowles' retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company (ARCO) (diversified energy, 1996-2000). From 1993 to 1996, she was a Senior Vice President of ARCO and President of ARCO Transportation Company. She served as a Director of ARCO from 1996 to 1998. She currently serves as a Director of Phelps Dodge Corporation (copper mining and manufacturing), URS Corporation (multidisciplinary engineering, 1999), and America West Holdings Corporation (aviation and travel services, 1999) and previously served as a Director of ARCO Chemical Corporation and Vastar Resources, Inc. Ms. Knowles is a Trustee of the Brookings Institution and serves as a member of the Advisory Board for the School of Engineering of the University of Southern California.

Ned C. Lautenbach (57)

Year of Election or Appointment: 2000
Partner of Clayton, Dubilier & Rice, Inc. (private equity investment firm) since September 1998. Previously, Mr. Lautenbach was with the International Business Machines Corporation ("IBM") from 1968 until his retirement in 1998. He was most recently Senior Vice President and Group Executive of Worldwide Sales and Services. From 1993 to 1995, he was Chairman of IBM World Trade Corporation, and from 1994 to 1998 was a member of IBM's Corporate Executive Committee. Mr. Lautenbach serves as Chairman and Chief Executive Officer (1999) and as a Director (1998) of Acterna Corporation (telecommunications testing and management). He is also Co-Chairman and a Director of Covansys, Inc. (global provider of business and technology solutions, 2000). In addition, he is a Director of Eaton Corporation (industrial conglomerate, 1997), Axcelis Technologies (semiconductors, 2000), and the Philharmonic Center for the Arts in Naples, Florida (1999). He also serves on the Board of Trustees of Fairfield University and is a member of the Council on Foreign Relations.

Marvin L. Mann (68)

Year of Election or Appointment: 1993
Chairman of the non-interested Trustees (2001), Chairman Emeritus of Lexmark International, Inc. (computer peripherals) where he remains a member of the Board. Prior to 1991, he held the positions of Vice President of IBM and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of Imation Corp. (imaging and information storage, 1997). He is also a Board member of Acterna Corporation (telecommunications testing and management, 1999).

William O. McCoy (68)

Year of Election or Appointment: 1997
Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company), Duke Realty Corporation (real estate), Progress Energy, Inc. (electric utility, 1996), and Acterna Corporation (telecommunications testing and management, 1999). He is also a partner of Franklin Street Partners (private investment management firm, 1997) and a member of the Research Triangle Foundation Board. In addition, Mr. McCoy served as the Interim Chancellor (1999-2000) and a member of the Board of Visitors (1994-1998) for the University of North Carolina at Chapel Hill and currently serves on the Board of Directors of the University of North Carolina Health Care System and the Board of Visitors of the Kenan-Flagler Business School (University of North Carolina at Chapel Hill). He also served as Vice President of Finance for the University of North Carolina (16-school system, 1995-1998).

William S. Stavropoulos (62)

Year of Election or Appointment: 2001
Mr. Stavropoulos also serves as a Trustee (2001) or Member of the Advisory Board (2000) of other investment companies advised by FMR. He is Chairman of the Board and Chairman of the Executive Committee (2000) and a Director of The Dow Chemical Company. Since joining The Dow Chemical Company in 1967, Mr. Stavropoulos served in numerous senior management positions, including President (1993-2000) and Chief Executive Officer (1995-2000). Currently, he is a Director of NCR Corporation (data warehousing and technology solutions, 1997), BellSouth Corporation (telecommunications, 1997), and the Chemical Financial Corporation. He also serves as a member of the Board of Trustees of the American Enterprise Institute for Public Policy Research and Fordham University. In addition, Mr. Stavropoulos is a member of the American Chemical Society, The Business Council, J.P. Morgan International Council, World Business Council for Sustainable Development, and the University of Notre Dame Advisory Council for the College of Science.

Executive Officers:

The business address of each executive officer is 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Bart A. Grenier (42)

Year of Election or Appointment: 2001
Vice President of VIP Equity-Income. Mr. Grenier also serves as Vice President of certain Equity Funds (2001), a position he previously held from 1999 to 2000. He is Senior Vice President of FMR (1999) and FMR Co., Inc. (2001), and Group Leader of Fidelity's Asset Allocation Group (2000) and Fidelity's Income Growth Group (2001). Previously, Mr. Grenier served as President of Fidelity Ventures (2000), Vice President of certain High Income Bond Funds (1997-2000), Group Leader of the Income-Growth and Asset Allocation-Income Groups (1996-2000), and Assistant Equity Division Head (1997-2000).

Stephen R. Petersen (45)

Year of Election or Appointment: 1997
Vice President of VIP Equity-Income and other funds advised by FMR. Prior to assuming his current responsibilities, Mr. Petersen managed a variety of Fidelity funds.

Eric D. Roiter (53)

Year of Election or Appointment: 1998
Secretary of VIP Equity-Income. He also serves as Secretary of other Fidelity funds (1998); Vice President, General Counsel, and Clerk of FMR Co., Inc. (2001) and FMR (1998); Vice President and Clerk of FDC (1998); Secretary of Fidelity Southwest Company (1998); Assistant Clerk of Fidelity Management & Research (U.K.) Inc. (2001) and Fidelity Management & Research (Far East) Inc. (2001); and Assistant Secretary of Fidelity Investments Money Management Inc. (2001). Prior to joining Fidelity, Mr. Roiter was with the law firm of Debevoise & Plimpton, as an associate (1981-1984) and as a partner (1985-1997), and served as an Assistant General Counsel of the U.S. Securities and Exchange Commission (1979-1981). Mr. Roiter was an Adjunct Member, Faculty of Law, at Columbia University Law School (1996-1997).

Robert A. Dwight (43)

Year of Election or Appointment: 2000
Treasurer of VIP Equity-Income. Mr. Dwight also serves as Treasurer of other Fidelity funds (2000) and Vice President of FMR (2000). Prior to becoming Treasurer of the Fidelity funds, he served as President of Fidelity Accounting and Custody Services (FACS). He also served as Vice President of FMR Co., Inc. (2001). Before joining Fidelity, Mr. Dwight was Senior Vice President of fund accounting operations for The Boston Company.

Maria F. Dwyer (43)

Year of Election or Appointment: 2000
Deputy Treasurer of VIP Equity-Income. She also serves as Deputy Treasurer of other Fidelity funds (2000) and is a Vice President (1999) and an employee (1996) of FMR. Prior to joining Fidelity, Ms. Dwyer served as Director of Compliance for MFS Investment Management.

John H. Costello (55)

Year of Election or Appointment: 1986
Assistant Treasurer of VIP Equity-Income. Mr. Costello also serves as Assistant Treasurer of other Fidelity funds and is an employee of FMR.

Paul F. Maloney (52)

Year of Election or Appointment: 2001
Assistant Treasurer of VIP Equity-Income. Mr. Maloney also serves as Assistant Treasurer of other Fidelity funds (2001) and is an employee of FMR. Previously, Mr. Maloney served as Vice President of Fidelity Reporting, Accounting and Pricing Services (FRAPS).

Thomas J. Simpson (43)

Year of Election or Appointment: 2000
Assistant Treasurer of VIP Equity-Income. Mr. Simpson is Assistant Treasurer of other Fidelity funds (2000) and an employee of FMR (1996). Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995).

Distributions

The Board of Trustees of Equity-Income Portfolio voted to pay to shareholders of record at the opening of business on record date, the following distributions per share derived from capital gains realized from sales of portfolio securities, and dividends derived from net investment income:

	Pay Date	Record Date	Dividends	Capital Gains
Initial Class	2/8/02	2/8/02	$.36	$.49
Service Class	2/8/02	2/8/02	$.34	$.49
Service Class 2	2/8/02	2/8/02	$.34	$.49

Initial Class designates 100%; Service Class designates 77%; and Service Class 2 designates 95% of the dividends distributed during the fiscal year as qualifying for the dividends-received deduction for corporate shareholders.

Investment Adviser

Fidelity Management & Research Company
Boston, MA

Investment Sub-Adviser

FMR Co., Inc.

General Distributor

Fidelity Distributors Corporation
Boston, MA

Transfer and Shareholder Servicing Agent

Fidelity Investments Institutional Operations Company, Inc.
Boston, MA

Custodian

JPMorgan Chase Bank
New York, NY

VIPEI-ANN-0202 154169
1.540027.104

Fidelity® Variable Insurance Products:
Overseas Portfolio

Annual Report
December 31, 2001

Fidelity Investments®

Contents

The views expressed in this report reflect those of the fund's portfolio manager only through the end of the period of the report as stated on the cover and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund.

Market Environment

Despite a very strong showing in the fourth quarter of 2001, most major equity indexes in the United States and abroad finished with negative returns for the second consecutive year. In most cases, equity investors suffered larger losses in 2001 than in 2000. In the U.S., of the 10 most widely recognized sectors of the market, only two — consumer discretionary and materials — had positive returns for the past year, compared to six sectors in 2000. Overseas, none of the 10 sectors could manage positive growth during the past 12 months, compared to five in 2000. Information technology and telecommunications continued to be among the worst performing segments of the market both domestically and internationally, although tech realized dramatic gains during the fourth-quarter rally. Investment-grade bonds, the overall high-yield market and most emerging-markets debt offered investors welcome relief — and positive returns — throughout most of 2001.

U.S. Stock Markets

Terrorism, war and an economic recession were just a few of the factors that put downward pressure on stocks during 2001, as most major equity indexes declined for the second year in a row. Noteworthy events occurred early and often in 2001, beginning on the second trading day of the year when the Federal Reserve Board surprised the markets with a 0.50 percentage point cut in the fed funds target rate. This would be the first of a calendar-year record 11 cuts made by the Fed in 2001. Stocks had a mixed response to the Fed's stimuli, fluctuating between steady declines and brief rallies throughout the first half of the year. By the tail end of the summer, however, it appeared the economy was taking a turn for the better. Unfortunately, that optimism was obliterated on September 11 and in the two weeks following the devastating terrorist attacks. But with the help of the Fed's aggressive easing efforts, investors stepped back to the table in the fourth quarter with hopes of an economic rebound in early 2002. For the year overall, the large-cap weighted Standard & Poor's 500℠ Index fell 11.89%, the blue-chip Dow Jones Industrial Average℠ declined 5.39%, and the tech-heavy NASDAQ Composite® Index dropped 20.82%.

Foreign Stock Markets

The correlation between U.S. and foreign stock market performance has been a growing phenomenon in recent years, as more and more foreign nations become dependent on the U.S. as a trading partner. That theme was played out once again in 2001. Japan was one of the weakest performers during the past year. The world's second largest economy behind the U.S., Japan's economy fell into recession, and its bellwether equity index — the Tokyo Stock Exchange Stock Price Index — declined 29.35% in 2001. The Morgan Stanley Capital International℠ Europe, Australasia and Far East (MSCI® EAFE®) Index — designed to represent the performance of developed stock markets outside the U.S. and Canada, dropped 21.27% over the past 12 months. Canadian stock markets also trailed their neighbors to the south, as the Toronto Stock Exchange 300 fell 17.74%.

U.S. Bond Markets

A harsh economic climate, geopolitical unrest, double-digit stock market declines and a record number of interest rate cuts drove investors to bonds in 2001. The Lehman Brothers® Aggregate Bond Index, a proxy of the overall taxable-bond market, gained 8.44% during the year. Corporate bonds, which offered better yields than Treasuries, were highest on the performance ladder, as the Lehman Brothers Credit Bond Index climbed 10.40%. Treasuries had an up and down year, benefiting from a flight to safety after the tragic events of September 11, but losing significant ground late in 2001 as investors began to anticipate an economic recovery. The Lehman Brothers Treasury Index gained 6.75% for the year. Agency and mortgage-backed securities also outperformed Treasuries, as seen by the 8.31% return of the Lehman Brothers U.S. Agency Index and the 8.22% advance of the Lehman Brothers Mortgage-Backed Securities Index. The high-yield bond market rebounded in 2001, particularly in the fourth quarter, when it posted its best quarterly performance since the second quarter of 1995. Overall, the Merrill Lynch High Yield Master II Index — a proxy of the overall high-yield bond market — returned 4.48%.

Foreign Bond Markets

It was a challenging year for foreign developed-nation bonds, as the Salomon Smith Barney® Non-U.S. Dollar World Government Bond Index — a market value-weighted index designed to represent the performance of 16 world government bond markets, excluding the United States — declined 3.54% for the 12-month period ending December 31, 2001. A slowing economy and eventual recession in the United States, exacerbated by the September 11 terrorist attacks, contributed to slower economic growth worldwide. The continued strength of the U.S. dollar also muted international bond performance on a relative basis. In emerging markets, every country but one in the J.P. Morgan Emerging Markets Bond Index Global had a positive return, but the benchmark gained only 1.36% due to a host of problems in Argentina, one of the index's largest components on average during the year. Plagued by its long-running economic recession, a potential currency devaluation and rising debt obligations, Argentina's president resigned and the government was forced into default.

Performance and Investment Summary

Performance

There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value).

Average Annual Total Returns

Periods ended December 31, 2001	Past 1 year	Past 5 years	Past 10 years
Fidelity® VIP: Overseas – Initial Class	-21.21%	2.73%	5.89%
MSCI EAFE	-21.27%	1.11%	4.57%
Variable Annuity International Funds Average	-21.48%	2.13%	6.80%

Average annual returns take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.

You can compare the fund's returns to the performance of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index — a market capitalization-weighted index of over 1,000 equity securities of companies domiciled in 22 countries that is designed to represent the performance of developed stock markets outside the United States and Canada. To measure how the Initial Class' performance stacked up against its peers, you can compare it to the variable annuity international funds average, which reflects the performance of variable annuities with similar objectives tracked by Lipper Inc. The past one year average represents a peer group of 144 variable annuities. These benchmarks include reinvested dividends and capital gains, if any.

Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown.

Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower.

Foreign investments involve greater risks and potential rewards than U.S. investments. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations.

Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.

Understanding Performance

Many markets around the globe offer the potential for significant growth over time; however, investing in foreign markets means assuming greater risks than investing in the United States. Factors like changes in a country's financial markets, its local political and economic climate, and the fluctuating value of its currency create these risks. For these reasons an international fund's performance may be more volatile than a fund that invests exclusively in the United States.

$10,000 Over 10 Years



Fidelity VIP: Overseas - Initial Class
MSCI EAFE
28,000
25,000
22,500
20,000
17,500
15,000
12,500
10,000
$ 8,500
$17,720
$15,636
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

$10,000 Over 10 Years: Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Overseas Portfolio – Initial Class on December 31, 1991. As the chart shows, by December 31, 2001, the value of the investment would have grown to $17,720 — a 77.20% increase on the initial investment. For comparison, look at how the Morgan Stanley Capital International EAFE Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 investment would have grown to $15,636 — a 56.36% increase.

Investment Summary

Top Five Stocks as of December 31, 2001

	% of fund's net assets
Vodafone Group PLC (United Kingdom)	5.0
Micron Technology, Inc. (United States of America)	3.9
AstraZeneca PLC (United Kingdom)	3.2
Samsung Electronics Co. Ltd. (Korea (South))	2.9
TotalFinaElf SA Class B (France)	2.6
	17.6

Top Five Market Sectors as of December 31, 2001

	% of fund's net assets
Financials	23.6
Information Technology	20.6
Health Care	11.8
Telecommunication Services	9.3
Consumer Discretionary	6.5

Top Five Countries as of December 31, 2001

(excluding cash equivalents)	% of fund's net assets
Japan	23.1
United Kingdom	16.9
United States of America	6.6
France	6.5
Switzerland	6.4

Percentages are adjusted for the effect of open futures contracts, if applicable.

Performance and Investment Summary

Performance

There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). The initial offering of Service Class shares took place on November 3, 1997. Performance for Service Class shares reflects an asset-based service fee (12b-1 fee), and returns prior to November 3, 1997 are those of Initial Class and do not include the effects of Service Class' 12b-1 fee. Had Service Class shares' 12b-1 fee been reflected, returns prior to November 3, 1997 would have been lower.

Average Annual Total Returns

Periods ended December 31, 2001	Past 1 year	Past 5 years	Past 10 years
Fidelity® VIP: Overseas – Service Class	–21.27%	2.64%	5.85%
MSCI EAFE	–21.27%	1.11%	4.57%
Variable Annuity International Funds Average	–21.48%	2.13%	6.80%

Average annual returns take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.

You can compare the fund's returns to the performance of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index — a market capitalization-weighted index of over 1,000 equity securities of companies domiciled in 22 countries that is designed to represent the performance of developed stock markets outside the United States and Canada. To measure how the Service Class' performance stacked up against its peers, you can compare it to the variable annuity international funds average, which reflects the performance of variable annuities with similar objectives tracked by Lipper Inc. The past one year average represents a peer group of 144 variable annuities. These benchmarks include reinvested dividends and capital gains, if any.

Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown.

Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower.

Foreign investments involve greater risks and potential rewards than U.S. investments. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations.

Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.

Understanding Performance

Many markets around the globe offer the potential for significant growth over time; however, investing in foreign markets means assuming greater risks than investing in the United States. Factors like changes in a country's financial markets, its local political and economic climate, and the fluctuating value of its currency create these risks. For these reasons an international fund's performance may be more volatile than a fund that invests exclusively in the United States.

$10,000 Over 10 Years



— Fidelity VIP: Overseas - Service Class
MSCI EAFE
28,000
25,000
22,500
20,000
17,500
15,000
12,500
10,000
$8,500
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
$17,649
$15,636

$10,000 Over 10 Years: Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Overseas Portfolio – Service Class on December 31, 1991. As the chart shows, by December 31, 2001, the value of the investment would have grown to $17,649 — a 76.49% increase on the initial investment. For comparison, look at how the Morgan Stanley Capital International EAFE Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 investment would have grown to $15,636 — a 56.36% increase.

Investment Summary

Top Five Stocks as of December 31, 2001

	% of fund's net assets
Vodafone Group PLC (United Kingdom)	5.0
Micron Technology, Inc. (United States of America)	3.9
AstraZeneca PLC (United Kingdom)	3.2
Samsung Electronics Co. Ltd. (Korea (South))	2.9
TotalFinaElf SA Class B (France)	2.6
	17.6

Top Five Market Sectors as of December 31, 2001

	% of fund's net assets
Financials	23.6
Information Technology	20.6
Health Care	11.8
Telecommunication Services	9.3
Consumer Discretionary	6.5

Top Five Countries as of December 31, 2001

(excluding cash equivalents)	% of fund's net assets
Japan	23.1
United Kingdom	16.9
United States of America	6.6
France	6.5
Switzerland	6.4

Percentages are adjusted for the effect of open futures contracts, if applicable.

Performance and Investment Summary

Performance

There are several ways to evaluate a fund's historical performance. You can look at the total percentage change in value, the average annual percentage change or the growth of a hypothetical $10,000 investment. Total return reflects the change in the value of an investment, assuming reinvestment of the fund's dividend income and capital gains (the profits earned upon the sale of securities that have grown in value). The initial offering of Service Class 2 shares took place on January 12, 2000. Performance for Service Class 2 shares reflects an asset-based service fee (12b-1 fee). Returns from November 3, 1997 to January 12, 2000 are those of Service Class which reflect a different 12b-1 fee. Service Class 2 returns prior to November 3, 1997 are those of Initial Class, and do not include the effects of a 12b-1 fee. Had Service Class 2 shares' 12b-1 fee been reflected, returns prior to January 12, 2000 would have been lower.

Average Annual Total Returns

Periods ended December 31, 2001	Past 1 year	Past 5 years	Past 10 years
Fidelity® VIP: Overseas – Service Class 2	–21.20%	2.63%	5.84%
MSCI EAFE	–21.27%	1.11%	4.57%
Variable Annuity International Funds Average	–21.48%	2.13%	6.80%

Average annual returns take the fund's cumulative return and show you what would have happened if the fund had performed at a constant rate each year.

You can compare the fund's returns to the performance of the Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index — a market capitalization-weighted index of over 1,000 equity securities of companies domiciled in 22 countries that is designed to represent the performance of developed stock markets outside the United States and Canada. To measure how the Service Class 2's performance stacked up against its peers, you can compare it to the variable annuity international funds average, which reflects the performance of variable annuities with similar objectives tracked by Lipper Inc. The past one year average represents a peer group of 144 variable annuities. These benchmarks include reinvested dividends and capital gains, if any.

Figures for more than one year assume a steady compounded rate of return and are not the fund's year-by-year results, which fluctuated over the periods shown.

Performance numbers are net of all fund operating expenses, but do not include any insurance charges imposed by your insurance company's separate account. If performance information included the effect of these additional charges, the total returns would have been lower.

Foreign investments involve greater risks and potential rewards than U.S. investments. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations.

Past performance is no guarantee of future results. Principal and investment return will vary and you may have a gain or loss when you withdraw your money.

Understanding Performance

Many markets around the globe offer the potential for significant growth over time; however, investing in foreign markets means assuming greater risks than investing in the United States. Factors like changes in a country's financial markets, its local political and economic climate, and the fluctuating value of its currency create these risks. For these reasons an international fund's performance may be more volatile than a fund that invests exclusively in the United States.

$10,000 Over 10 Years



Fidelity VIP: Overseas - Service Class 2
MSCI EAFE
28,000
25,000
22,500
20,000
17,500
15,000
12,500
10,000
$8,500
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
$17,639
$15,636

$10,000 Over 10 Years: Let's say hypothetically that $10,000 was invested in Fidelity® Variable Insurance Products: Overseas Portfolio – Service Class 2 on December 31, 1991. As the chart shows, by December 31, 2001, the value of the investment would have grown to $17,639 — a 76.39% increase on the initial investment. For comparison, look at how the Morgan Stanley Capital International EAFE Index did over the same period. With dividends and capital gains, if any, reinvested, the same $10,000 investment would have grown to $15,636 — a 56.36% increase.

Investment Summary

Top Five Stocks as of December 31, 2001

	% of fund's net assets
Vodafone Group PLC (United Kingdom)	5.0
Micron Technology, Inc. (United States of America)	3.9
AstraZeneca PLC (United Kingdom)	3.2
Samsung Electronics Co. Ltd. (Korea (South))	2.9
TotalFinaElf SA Class B (France)	2.6
	17.6

Top Five Market Sectors as of December 31, 2001

	% of fund's net assets
Financials	23.6
Information Technology	20.6
Health Care	11.8
Telecommunication Services	9.3
Consumer Discretionary	6.5

Top Five Countries as of December 31, 2001

(excluding cash equivalents)	% of fund's net assets
Japan	23.1
United Kingdom	16.9
United States of America	6.6
France	6.5
Switzerland	6.4

Percentages are adjusted for the effect of open futures contracts, if applicable.

Fund Talk: The Manager's Overview



An interview with Rick Mace, Portfolio Manager of Overseas Portfolio

Q. How did the fund perform, Rick?

A. For the 12-month period that ended December 31, 2001, the fund performed in line with the –21.27% return of the Morgan Stanley Capital International Europe, Australasia and Far East (MSCI EAFE) Index. The fund's return also was roughly on par with the Lipper[SM] variable annuity international funds average, which fell 21.48%.

Q. What factors drove the fund's performance during the past year?

A. My decision to maintain more exposure to the information technology sector — at more than double the average weighting of the index — during the past year had the biggest impact on the fund's performance relative to the MSCI EAFE index. During the first six months of the period, overweighting poor-performing technology stocks detracted from the fund's performance relative to its index and peer group, despite owning stocks in the sector that held up better during the global economic downturn. In the second half of the period, the equity markets' decline during the two-week period after the September 11 terrorist attacks on the U.S. created some unique buying opportunities. I added several cyclically sensitive technology stocks to the fund after they had fallen to attractive valuations. This decision proved extremely helpful during the fourth quarter of 2001, as tech stocks rebounded strongly and our increased exposure to the sector helped erase some of the year's earlier performance shortfall. Overall during the past year, technology was the worst-performing group in the index, but good stock selection within the sector more than offset the relative losses incurred by the fund's large overweighting.

Q. What specific areas of technology did you find attractive?

A. I believed that we could see a recovery in two areas of technology — personal computers (PCs) and cellular handsets. PC stocks, while not cheap on an absolute valuation basis, were extremely cheap relative to other cyclical areas of the market. PC sales may grow 15% per year on average during the next few years, which is a faster growth rate than many other industries. Turning to handsets, new technology is driving replacement demand in an environment of aging units. The market's consensus for handset sales is 400–450 million units in 2002, much greater than sales expectations for 2001. As a result of this potential growth, I increased the fund's holdings in selective holdings, such as U.S.-based Micron Technology from six months ago. Micron was among the fund's top performers in the fourth quarter.

Q. What other strategies did you pursue during the period?

A. I narrowed down the fund's phone company holdings, focusing on those firms that are well-capitalized, such as the U.K.'s Vodafone Group. Vodafone seemed better prepared for the industry's task of building out next-generation, or 3G, infrastructure — a daunting prospect that may price a lot of competitors out of business. Elsewhere, I generally avoided European pharmaceutical stocks because they remained overvalued relative to their U.S. counterparts.

Q. With respect to your strategy in the pharmaceuticals industry, the fund appears to have taken a sizable new position in U.K.-based AstraZeneca, which stood as the third-largest position at period end . . .

A. That's correct. Near the end of the period, I increased the fund's exposure to AstraZeneca, which has a new cholesterol drug, Crestor, that is expected to be available in the U.S. in mid-2002. The drug is thought to be substantially more effective than similar products from U.S.-based companies. If Crestor takes on as much market share as the current leading product, this business could boost the value of AstraZeneca considerably.

Q. What were some of the fund's top-performing stocks? What stocks disappointed?

A. A cyclical recovery in the semiconductor industry benefited South Korea's Samsung Electronics, Micron Technology and Taiwan Semiconductor, the fund's top-three contributors. France-based pharmaceutical and beauty products firm Sanofi-Synthelabo performed well on strong sales and profitability in the U.S. On the down side, the fund's biggest detractor, Finland's Nokia, despite a strong fourth quarter, was punished for rapidly declining earnings during the past year. Similarly, telecom equipment makers Sweden-based Ericsson and Nortel Networks of Canada suffered from slowing sales and reduced profits, and I sold out of both stocks. The telecommunication services sector's broad-based weakness also hurt shares of Vodafone and Japan's Nippon Telegraph & Telephone. Elsewhere, a slowdown in demand for its entertainment products and consumer electronics hurt shares of Japan-based Sony.

Q. What's your outlook, Rick?

A. I'm optimistic. There were encouraging signs that the equity markets had stabilized in the final months of the period. For example, growth stocks rebounded significantly, providing one indication that investors were willing to re-enter fundamentally weakened industries at reduced valuations.

The views expressed in this report reflect those of the portfolio manager only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based upon market or other conditions. For more information, see page NO TAG.

Fund Facts

Goal: seeks long-term growth of capital primarily through investments in foreign securities

Start date: January 28, 1987

Size: as of December 31, 2001, more than $1.7 billion

Manager: Richard Mace, since 1996; joined Fidelity in 1987

Investments December 31, 2001

Showing Percentage of Net Assets

Common Stocks – 87.6%

	Shares	Value (Note 1)
Australia – 1.1%		
BRL Hardy Ltd.	567,654	$ 3,203,091
News Corp. Ltd. sponsored ADR	622,200	16,463,412
TOTAL AUSTRALIA		19,666,503
Canada – 3.5%		
Alcan, Inc.	986,600	35,426,106
Canadian Natural Resources Ltd.	149,200	3,591,262
Suncor Energy, Inc.	297,700	9,801,131
Talisman Energy, Inc.	386,100	14,676,458
TOTAL CANADA		63,494,957
Finland – 1.3%		
Nokia Corp.	926,200	22,719,686
France – 6.5%		
Aventis SA (France)	66,760	4,739,960
AXA SA	618,904	12,953,272
BNP Paribas SA	308,040	27,606,814
Sanofi-Synthelabo SA	212,200	15,857,420
TotalFinaElf SA Class B	327,244	45,971,237
Vivendi Environnement	81,700	2,729,185
Vivendi Environnement warrants 3/8/06 (a)	81,700	33,514
Vivendi Universal SA	110,300	6,049,142
TOTAL FRANCE		115,940,544
Germany – 3.8%		
Allianz AG (Reg.)	80,000	18,976,440
BASF AG	240,200	8,942,781
Deutsche Boerse AG	111,363	4,291,097
Deutsche Lufthansa AG (Reg.)	354,200	4,684,172
Infineon Technologies AG	490,200	10,032,268
Muenchener Rueckversicherungs-Gesellschaft AG (Reg.)	34,300	9,327,513
SAP AG	33,200	4,331,372
Schering AG	150,100	7,977,560
TOTAL GERMANY		68,563,203
Hong Kong – 2.5%		
China Mobile (Hong Kong) Ltd. (a)	4,286,500	14,985,606
CNOOC Ltd.	3,316,000	3,125,293
Hutchison Whampoa Ltd.	2,363,600	22,807,066
Johnson Electric Holdings Ltd.	3,135,000	3,296,403
TOTAL HONG KONG		44,214,368
Ireland – 1.0%		
Elan Corp. PLC sponsored ADR (a)	382,700	17,244,462
Italy – 1.1%		
Telecom Italia Spa	1,539,424	13,178,701
Unicredito Italiano Spa	1,834,000	7,326,903
TOTAL ITALY		20,505,604

	Shares	Value (Note 1)
Japan – 23.1%		
Advantest Corp.	153,400	$ 8,644,550
Canon, Inc.	499,000	17,494,939
Credit Saison Co. Ltd.	479,800	9,292,093
Daiwa Securities Group, Inc.	5,733,000	29,999,520
Fujitsu Ltd.	966,000	6,999,043
Furukawa Electric Co. Ltd.	831,000	4,392,618
Ito-Yokado Co. Ltd.	461,000	20,726,968
JAFCO Co. Ltd.	226,200	13,520,118
Japan Telecom Co. Ltd.	1,211	3,614,513
Konami Corp.	144,200	4,260,181
Kyocera Corp.	220,000	14,680,599
Matsushita Electric Industrial Co. Ltd.	470,000	5,922,000
Mitsubishi Electric Corp.	3,295,000	12,687,514
Mizuho Holdings, Inc.	1,963	3,980,565
Murata Manufacturing Co. Ltd.	267,500	15,968,329
NEC Corp.	703,000	7,138,383
Nikko Cordial Corp.	9,722,000	43,194,119
Nikon Corp.	936,000	7,172,659
Nippon Telegraph & Telephone Corp.	3,780	12,247,199
Nissan Motor Co. Ltd.	2,055,000	10,847,003
Nomura Holdings, Inc.	3,445,000	43,955,340
Nomura Research Institute Ltd.	6,000	700,843
Omron Corp.	445,000	5,914,407
ORIX Corp.	293,000	26,124,552
Ricoh Co. Ltd.	190,000	3,520,923
Rohm Co. Ltd.	130,300	16,833,013
Sony Corp.	321,600	14,504,159
Takeda Chemical Industries Ltd.	497,000	22,383,305
Tokyo Electron Ltd.	166,200	8,116,245
Toshiba Corp.	2,238,000	7,648,667
Toyota Motor Corp.	334,200	8,515,416
Yamada Denki Co. Ltd.	20,500	1,432,369
TOTAL JAPAN		412,432,152
Korea (South) – 3.1%		
Kookmin Bank (a)	83,808	3,177,495
Samsung Electronics Co. Ltd.	242,900	51,594,310
TOTAL KOREA (SOUTH)		54,771,805
Mexico – 1.0%		
Grupo Televisa SA de CV sponsored ADR (a)	227,900	9,840,722
Telefonos de Mexico SA de CV sponsored ADR	228,500	8,002,070
TOTAL MEXICO		17,842,792
Netherlands – 4.2%		
Akzo Nobel NV	262,100	11,721,443
ASML Holding NV (a)	393,200	6,844,417
ING Groep NV (Certificaten Van Aandelen)	806,124	20,588,181
Koninklijke Ahold NV	319,300	9,305,165
Koninklijke Philips Electronics NV	133,100	3,961,936

See accompanying notes which are an integral part of the financial statements.

Common Stocks – continued

	Shares	Value (Note 1)
Netherlands – continued		
STMicroelectronics NV (NY Shares)	96,600	$ 3,059,322
Unilever NV (Certificaten Van Aandelen)	221,500	13,006,865
VNU NV	190,900	5,874,812
TOTAL NETHERLANDS		74,362,141
Norway – 0.2%		
Norsk Hydro AS	111,800	4,697,322
Singapore – 0.8%		
Chartered Semiconductor Manufacturing Ltd. ADR (a)	436,100	11,530,048
United Overseas Bank Ltd.	384,393	2,643,808
TOTAL SINGAPORE		14,173,856
Spain – 1.6%		
Banco Popular Espanol SA (Reg.)	173,200	5,696,157
Banco Santander Central Hispano SA	1,336,568	11,215,633
Telefonica SA	854,200	11,448,845
TOTAL SPAIN		28,360,635
Switzerland – 6.4%		
Credit Suisse Group (Reg.)	652,766	27,881,173
Nestle SA (Reg.)	105,095	22,444,275
Novartis AG (Reg.)	682,810	24,715,613
Swiss Reinsurance Co. (Reg.)	70,917	7,144,751
UBS AG (Reg.)	420,614	21,264,149
Zurich Financial Services AG	45,640	10,724,409
TOTAL SWITZERLAND		114,174,370
Taiwan – 3.3%		
Siliconware Precision Industries Co. Ltd.	4,293,975	3,792,592
Taiwan Semiconductor Manufacturing Co. Ltd.	9,684,166	24,220,796
United Microelectronics Corp.	21,404,860	31,203,312
TOTAL TAIWAN		59,216,700
United Kingdom – 16.9%		
AstraZeneca PLC	1,225,800	57,122,272
BAA PLC	310,300	2,487,141
BHP Billiton PLC	1,170,400	5,947,317
BT Group PLC (a)	1,318,800	4,846,593
Cable & Wireless PLC	1,527,100	7,348,527
Carlton Communications PLC	970,000	3,431,938
Diageo PLC	697,800	7,975,575
GlaxoSmithKline PLC	1,451,694	36,161,705
HSBC Holdings PLC (United Kingdom) (Reg.)	1,126,000	13,446,687
Kingfisher PLC	6,522	38,079
Lloyds TSB Group PLC	3,040,100	33,020,837
Logica PLC	484,400	4,513,833
mmO2 PLC (a)	1,318,800	1,660,949
Old Mutual PLC	2,009,700	2,560,358
Prudential PLC	771,800	8,944,977
Reed International PLC	509,400	$ 4,227,612
Rio Tinto PLC (Reg.)	684,200	13,109,929
Vodafone Group PLC	34,659,403	89,005,535
WPP Group PLC	557,700	6,171,285
TOTAL UNITED KINGDOM		302,021,149
United States of America – 6.2%		
Alcoa, Inc.	439,400	15,620,670
Bristol-Myers Squibb Co.	454,200	23,164,200
Micron Technology, Inc. (a)	2,248,700	69,709,700
Phelps Dodge Corp.	71,800	2,326,320
TOTAL UNITED STATES OF AMERICA		110,820,890
TOTAL COMMON STOCKS (Cost $1,536,946,956)		**1,565,223,139**

Investment Companies – 0.0%

	Shares	Value (Note 1)
Multi-National – 0.0%		
European Warrant Fund, Inc. (Cost $2,953,647)	189,820	**763,076**

Government Obligations – 0.4%

	Moody's Ratings (unaudited)	Principal Amount	Value (Note 1)
United States of America – 0.4%			
U.S. Treasury Bills, yield at date of purchase 1.8% to 2.2% 1/3/02 to 2/14/02 (c) (Cost $6,943,587)	–	$ 6,950,000	**6,944,782**

Money Market Funds – 12.5%

	Shares	Value (Note 1)
Fidelity Cash Central Fund, 1.94% (b) (Cost $222,598,414)	222,598,414	**222,598,414**

TOTAL INVESTMENT PORTFOLIO – 100.5% (Cost $1,769,442,604)	**1,795,529,411**
NET OTHER ASSETS – (0.5)%	**(9,287,983)**
NET ASSETS – 100%	**$ 1,786,241,428**

Futures Contracts

	Expiration Date	Underlying Face Amount at Value	Unrealized Gain/(Loss)
Purchased			
655 Nikkei 225 Index Contracts	March 2002	$34,043,625	$ (636,112)

The face value of futures purchased as a percentage of net assets — 1.9%

See accompanying notes which are an integral part of the financial statements.

Legend

(a) Non-income producing

(b) The rate quoted is the annualized seven-day yield of the fund at period end. A complete listing of the fund's holdings as of its most recent fiscal year end is available upon request.

(c) Security or a portion of the security was pledged to cover margin requirements for futures contracts. At the period end, the value of securities pledged amounted to $3,507,076.

Other Information

Purchases and sales of securities, other than short-term securities, aggregated $1,781,184,030 and $2,010,435,813, respectively, of which long-term U.S. government and government agency obligations aggregated $7,459,920 and $8,328,720, respectively.

The market value of futures contracts opened and closed during the period amounted to $679,489,294 and $652,943,094, respectively.

The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms were $12,071 for the period.

Income Tax Information

At December 31, 2001, the aggregate cost of investment securities for income tax purposes was $1,820,840,966. Net unrealized depreciation aggregated $25,311,555, of which $331,278,422 related to appreciated investment securities and $356,589,977 related to depreciated investment securities.

The fund hereby designates approximately $282,219,000 as a 20%-rate capital gain dividend for the purpose of the dividend paid deduction.

At December 31, 2001, the fund had a capital loss carryforward of approximately $367,608,000 all of which will expire on December 31, 2009.

See accompanying notes which are an integral part of the financial statements.

Financial Statements

Statement of Assets and Liabilities

		December 31, 2001
Assets		
Investment in securities, at value (cost $1,769,442,604) — See accompanying schedule		$1,795,529,411
Cash		1,070
Foreign currency held at value (cost $43,136,223)		42,041,290
Receivable for investments sold		1,272,679
Receivable for fund shares sold		1,450,297
Dividends receivable		2,430,713
Interest receivable		379,394
Other receivables		14,992
Total assets		1,843,119,846
Liabilities		
Payable for investments purchased	$ 11,012,717	
Payable for fund shares redeemed	43,921,549	
Accrued management fee	1,113,242	
Distribution fees payable	30,719	
Payable for daily variation on futures contracts	524,000	
Other payables and accrued expenses	276,191	
Total liabilities		56,878,418
Net Assets		$1,786,241,428
Net Assets consist of:		
Paid in capital		$2,175,881,375
Undistributed net investment income		4,814,201
Accumulated undistributed net realized gain (loss) on investments and foreign currency transactions		(418,769,157)
Net unrealized appreciation (depreciation) on investments and assets and liabilities in foreign currencies		24,315,009
Net Assets		$1,786,241,428
Initial Class:		
Net Asset Value, offering price and redemption price per share ($1,496,873,024 ÷ 107,847,737 shares)		$13.88
Service Class:		
Net Asset Value, offering price and redemption price per share ($240,525,235 ÷ 17,386,384 shares)		$13.83
Service Class 2:		
Net Asset Value, offering price and redemption price per share ($48,843,169 ÷ 3,537,346 shares)		$13.81

Statement of Operations

		Year ended December 31, 2001
Investment Income		
Dividends		$ 28,725,197
Interest		12,281,818
Security lending		925,774
		41,932,789
Less foreign taxes withheld		(4,337,257)
Total income		37,595,532
Expenses		
Management fee	$ 15,400,613	
Transfer agent fees	1,406,117	
Distribution fees	318,030	
Accounting and security lending fees	1,039,639	
Custodian fees and expenses	777,902	
Registration fees	1,728	
Audit	110,378	
Legal	15,188	
Miscellaneous	804,162	
Total expenses before reductions	19,873,757	
Expense reductions	(1,180,806)	18,692,951
Net investment income		18,902,581
Realized and Unrealized Gain (Loss)		
Net realized gain (loss) on:		
Investment securities	(364,597,976)	
Foreign currency transactions	(1,726,403)	
Futures contracts	(22,073,697)	(388,398,076)
Change in net unrealized appreciation (depreciation) on:		
Investment securities	(132,523,690)	
Assets and liabilities in foreign currencies	(1,080,294)	
Futures contracts	1,265,471	(132,338,513)
Net gain (loss)		(520,736,589)
Net increase (decrease) in net assets resulting from operations		$ (501,834,008)

See accompanying notes which are an integral part of the financial statements.

Statement of Changes in Net Assets

Increase (Decrease) in Net Assets	Year ended December 31, 2001	Year ended December 31, 2000
Operations		
Net investment income	$ 18,902,581	$ 24,067,131
Net realized gain (loss)	(388,398,076)	265,613,586
Change in net unrealized appreciation (depreciation)	(132,338,513)	(848,849,479)
Net increase (decrease) in net assets resulting from operations	(501,834,008)	(559,168,762)
Distributions to shareholders		
From net investment income	(120,551,919)	(34,503,154)
In excess of net investment income	–	(6,990,235)
From net realized gain	(190,776,039)	(261,723,629)
Total distributions	(311,327,958)	(303,217,018)
Share transactions – net increase (decrease)	62,288,250	518,278,056
Total increase (decrease) in net assets	(750,873,716)	(344,107,724)
Net Assets		
Beginning of period	2,537,115,144	2,881,222,868
End of period (including undistributed net investment income of $4,814,201 and $11,909,270, respectively)	$1,786,241,428	$2,537,115,144

Other Information:

	Year ended December 31, 2001		Year ended December 31, 2000	
	Shares	Dollars	Shares	Dollars
Share transactions				
Initial Class				
Sold	173,999,497	$ 2,794,972,744	180,026,822	$ 4,102,377,245
Reinvested	15,519,663	275,163,626	11,650,005	284,959,118
Redeemed	(195,055,949)	(3,120,566,680)	(178,033,342)	(4,052,515,974)
Net increase (decrease)	(5,536,789)	$ (50,430,310)	13,643,485	$ 334,820,389
Service Class				
Sold	142,723,429	$ 2,146,873,700	68,519,615	$ 1,560,576,350
Reinvested	1,933,710	34,207,331	747,241	18,247,616
Redeemed	(140,169,677)	(2,110,121,164)	(61,639,680)	(1,408,864,371)
Net increase (decrease)	4,487,462	$ 70,959,867	7,627,176	$ 169,959,595
Service Class 2[A]				
Sold	11,546,592	$ 163,704,441	734,419	$ 15,878,729
Reinvested	110,941	1,957,001	421	10,284
Redeemed	(8,740,638)	(123,902,749)	(114,389)	(2,390,941)
Net increase (decrease)	2,916,895	$ 41,758,693	620,451	$ 13,498,072
Distributions				
From net investment income				
Initial Class		$ 106,625,905		$ 32,471,354
Service Class		13,167,676		2,030,655
Service Class 2[A]		758,338		1,145
Total		$ 120,551,919		$ 34,503,154
In excess of net investment income				
Initial Class		$ –		$ 6,578,599
Service Class		–		411,405
Service Class 2[A]		–		231
Total		$ –		$ 6,990,235
From net realized gain				
Initial Class		$ 168,537,721		$ 245,909,165
Service Class		21,039,655		15,805,556
Service Class 2[A]		1,198,663		8,908
Total		$ 190,776,039		$ 261,723,629
		$ 311,327,958		$ 303,217,018

A *Service Class 2 commenced sale of shares January 12, 2000.*

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Initial Class

Years ended December 31,	2001	2000	1999	1998	1997
Selected Per-Share Data					
Net asset value, beginning of period	$ 20.00	$ 27.44	$ 20.06	$ 19.20	$ 18.84
Income from Investment Operations					
Net investment income[E]	.14	.19[F]	.24	.23	.30
Net realized and unrealized gain (loss)	(3.86)	(4.93)	7.95	2.13	1.70
Total from investment operations	(3.72)	(4.74)	8.19	2.36	2.00
Less Distributions					
From net investment income	(.93)	(.31)	(.31)	(.38)	(.33)
In excess of net investment income	—	(.06)	—	—	—
From net realized gain	(1.47)	(2.33)	(.50)	(1.12)	(1.31)
Total distributions	(2.40)	(2.70)	(.81)	(1.50)	(1.64)
Net asset value, end of period	$ 13.88	$ 20.00	$ 27.44	$ 20.06	$ 19.20
Total Return[C,D]	(21.21)%	(19.07)%	42.55%	12.81%	11.56%
Ratios to Average Net Assets[H]					
Expenses before expense reductions	.92%	.89%	.91%	.91%	.92%
Expenses net of voluntary waivers, if any	.92%	.89%	.91%	.91%	.92%
Expenses net of all reductions	.87%	.87%	.87%	.89%	.90%
Net investment income	.91%	.84%	1.10%	1.19%	1.55%
Supplemental Data					
Net assets, end of period (000 omitted)	$1,496,873	$2,267,507	$2,736,851	$2,074,843	$1,926,322
Portfolio turnover rate	98%	136%	78%	84%	67%

Financial Highlights — Service Class

Years ended December 31,	2001	2000	1999	1998	1997[G]
Selected Per-Share Data					
Net asset value, beginning of period	$ 19.94	$ 27.39	$ 20.04	$ 19.20	$ 19.36
Income from Investment Operations					
Net investment income[E]	.12	.17[F]	.22	.15	.01
Net realized and unrealized gain (loss)	(3.84)	(4.93)	7.94	2.19	(.17)
Total from investment operations	(3.72)	(4.76)	8.16	2.34	(.16)
Less Distributions					
From net investment income	(.92)	(.30)	(.31)	(.38)	—
In excess of net investment income	—	(.06)	—	—	—
From net realized gain	(1.47)	(2.33)	(.50)	(1.12)	—
Total distributions	(2.39)	(2.69)	(.81)	(1.50)	—
Net asset value, end of period	$ 13.83	$ 19.94	$ 27.39	$ 20.04	$ 19.20
Total Return[B,C,D]	(21.27)%	(19.18)%	42.44%	12.69%	(0.83)%
Ratios to Average Net Assets[H]					
Expenses before expense reductions	1.03%	.99%	1.01%	1.01%	1.02%[A]
Expenses net of voluntary waivers, if any	1.03%	.99%	1.01%	1.01%	1.02%[A]
Expenses net of all reductions	.97%	.97%	.98%	.97%	1.01%[A]
Net investment income	.81%	.74%	1.00%	.80%	.31%[A]
Supplemental Data					
Net assets, end of period (000 omitted)	$240,525	$257,257	$144,371	$ 34,720	$ 931
Portfolio turnover rate	98%	136%	78%	84%	67%

A *Annualized*
B *Total returns for periods of less than one year are not annualized.*
C *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
D *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
E *Calculated based on average shares outstanding during the period.*
F *Investment income per share reflects a special dividend which amounted to $.04 per share.*
G *For the period November 3, 1997 (commencement of sale of shares) to December 31, 1997.*
H *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from directed brokerage or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of voluntary waivers reflects expenses after reimbursements by the investment adviser but prior to reductions from directed brokerage or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*

See accompanying notes which are an integral part of the financial statements.

Financial Highlights — Service Class 2

Years ended December 31,	2001	2000[G]
Selected Per-Share Data		
Net asset value, beginning of period	$ 19.91	$ 26.16
Income from Investment Operations		
Net investment income[E]	.10	.12[F]
Net realized and unrealized gain (loss)	(3.80)	(3.68)
Total from investment operations	(3.70)	(3.56)
Less Distributions		
From net investment income	(.93)	(.30)
In excess of net investment income	—	(.06)
From net realized gain	(1.47)	(2.33)
Total distributions	(2.40)	(2.69)
Net asset value, end of period	$ 13.81	$ 19.91
Total Return[B,C,D]	(21.20)%	(15.50)%
Ratios to Average Net Assets[H]		
Expenses before expense reductions	1.18%	1.15%[A]
Expenses net of voluntary waivers, if any	1.18%	1.15%[A]
Expenses net of all reductions	1.12%	1.13%[A]
Net investment income	.65%	.58%[A]
Supplemental Data		
Net assets, end of period (000 omitted)	$ 48,843	$ 12,351
Portfolio turnover rate	98%	136%

A *Annualized*
B *Total returns for periods of less than one year are not annualized.*
C *Total returns do not reflect charges attributable to your insurance company's separate account. Inclusion of these charges would reduce the total returns shown.*
D *Total returns would have been lower had certain expenses not been reduced during the periods shown.*
E *Calculated based on average shares outstanding during the period.*
F *Investment income per share reflects a special dividend which amounted to $.04 per share.*
G *For the period January 12, 2000 (commencement of sale of shares) to December 31, 2000.*
H *Expense ratios reflect operating expenses of the class. Expenses before reductions do not reflect amounts reimbursed by the investment adviser or reductions from directed brokerage or other expense offset arrangements and do not represent the amount paid by the class during periods when reimbursements or reductions occur. Expense ratios before reductions for start-up periods may not be representative of longer-term operating periods. Expenses net of voluntary waivers reflects expenses after reimbursements by the investment adviser but prior to reductions from directed brokerage or other expense offset arrangements. Expenses net of all reductions represent the net expenses paid by the class.*

See accompanying notes which are an integral part of the financial statements.

1. Significant Accounting Policies.

Overseas Portfolio (the fund) is a fund of Variable Insurance Products Fund (the trust) (referred to in this report as Fidelity Variable Insurance Products: Overseas Portfolio) and is authorized to issue an unlimited number of shares. The trust is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company organized as a Massachusetts business trust. Shares of the fund may only be purchased by insurance companies for the purpose of funding variable annuity or variable life insurance contracts. The fund offers three classes of shares: Initial Class shares, Service Class shares and Service Class 2 shares. All classes have equal rights and voting privileges, except for matters affecting a single class. Investment income, realized and unrealized capital gains and losses, the common expenses of the fund, and certain fund-level expense reductions, if any, are allocated on a pro rata basis to each class based on the relative net assets of each class to the total net assets of the fund. Each class differs with respect to distribution and service plan fees incurred. Certain expense reductions also differ by class.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the fund:

Security Valuation. Net asset value per share is calculated as of the close of business of the New York Stock Exchange, normally 4:00 p.m. Eastern time. Securities for which quotations are readily available are valued using the official closing price or at the last sale price in the principal market in which they are traded. If the last sale price (on the local exchange) is unavailable, the last evaluated quote or closing bid price normally is used. If trading or events occurring in other markets after the close of the principal market in which securities are traded are expected to materially affect the value of those securities, then they are valued at their fair value taking this trading or these events into account. Fair value is determined in good faith under consistently applied procedures under the general supervision of the Board of Trustees. Securities (including restricted securities) for which quotations are not readily available are valued primarily using dealer-supplied valuations or at their fair value. Short-term securities with remaining maturities of sixty days or less for which quotations are not readily available are valued at amortized cost or original cost plus accrued interest, both of which approximate current value. Investments in open-end investment companies are valued at their net asset value each business day.

Foreign Currency. The fund uses foreign currency contracts to facilitate transactions in foreign-denominated securities. Losses from these transactions may arise from changes in the value of the foreign currency or if the counterparties do not perform under the contracts' terms.

Foreign denominated assets, including investment securities, and liabilities are translated into U.S. dollars at the exchange rate at period end. Purchases and sales of investment securities, income and dividends received and expenses denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect on the transaction date.

The effects of exchange rate fluctuations on investments are included with the net realized and unrealized gain (loss) on investment securities. Other foreign currency transactions resulting in realized and unrealized gain (loss) are disclosed separately.

Income Taxes. As a qualified regulated investment company under Subchapter M of the Internal Revenue Code, the fund is not subject to U.S. federal income taxes to the extent that it distributes all of its taxable income for its fiscal year. The fund may be subject to foreign taxes on income and gains on investments which are accrued based upon the fund's understanding of the tax rules and regulations that exist in the markets in which it invests. Foreign governments may also impose taxes on other payments or transactions with respect to foreign securities. The fund accrues such taxes as applicable. The Schedule of Investments includes information regarding income taxes under the caption "Income Tax Information."

Investment Income. Dividend income is recorded on the ex-dividend date, except for certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the fund is informed of the ex-dividend date. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Interest income,which includes amortization of premium and accretion of discount on debt securities, as required, is accrued as earned. Investment income is recorded net of foreign taxes withheld where recovery of such taxes is uncertain.

Expenses. Most expenses of the trust can be directly attributed to a fund. Expenses which cannot be directly attributed are apportioned among the funds in the trust.

Deferred Trustee Compensation. Under a Deferred Compensation Plan (the Plan) non-interested Trustees must defer receipt of a portion of, and may elect to defer receipt of an additional portion of, their annual compensation. Deferred amounts are treated as though equivalent dollar amounts had been invested in a cross-section of other Fidelity funds. Deferred amounts remain in the fund until distributed in accordance with the Plan.

1. Significant Accounting Policies - continued

Distributions to Shareholders. Distributions are recorded on the ex-dividend date. Income dividends and capital gain distributions are declared separately for each class.

Income and capital gain distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for futures transactions, foreign currency transactions, passive foreign investment companies (PFIC), non-taxable dividends, capital loss carryforwards and losses deferred due to wash sales.

Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications to paid in capital. Temporary book and tax basis differences will reverse in a subsequent period.

As of December 31, 2001, undistributed net income and accumulated loss on a tax basis were as follows:

Undistributed ordinary income	$ 12,124,045
Capital loss carryforwards	$ (367,607,824)

The tax character of distributions paid during the year was as follows:

	Ordinary Income	Long-Term Capital Gains
Initial Class	$ 25,842,929	$ 249,319,457
Service Class	3,082,842	31,125,729
Service Class 2	183,803	1,773,198
	$ 29,109,574	$ 282,218,384

Security Transactions. Security transactions are accounted for as of trade date. Gains and losses on securities sold are determined on the basis of identified cost.

2. Operating Policies.

Joint Trading Account. Pursuant to an Exemptive Order issued by the Securities and Exchange Commission (the SEC), the fund, along with other affiliated entities of Fidelity Management & Research Company (FMR), may transfer uninvested cash balances into one or more joint trading accounts. These balances are invested in one or more repurchase agreements for U.S. Treasury or Federal Agency obligations.

Repurchase Agreements. The underlying U.S. Treasury, Federal Agency, or other obligations found to be satisfactory by FMR are transferred to an account of the fund, or to the Joint Trading Account, at a custodian bank. The securities are marked-to-market daily and maintained at a value at least equal to the principal amount of the repurchase agreement (including accrued interest). FMR, the fund's investment adviser, is responsible for determining that the value of the underlying securities remains in accordance with the market value requirements stated above.

Futures Contracts. The fund may use futures contracts to manage its exposure to the stock markets. Buying futures tends to increase the fund's exposure to the underlying instrument, while selling futures tends to decrease the fund's exposure to the underlying instrument or hedge other fund investments. Futures contracts involve, to varying degrees, risk of loss in excess of the futures variation margin reflected in the Statement of Assets and Liabilities. The underlying face amount at value of any open futures contracts at period end is shown in the Schedule of Investments under the caption "Futures Contracts." This amount reflects each contract's exposure to the underlying instrument at period end. Losses may arise from changes in the value of the underlying instruments or if the counterparties do not perform under the contracts' terms. Gains (losses) are realized upon the expiration or closing of the futures contracts. Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are traded.

3. Purchases and Sales of Investments.

Information regarding purchases and sales of securities and the market value of futures contracts opened and closed, is included under the caption "Other Information" at the end of the fund's Schedule of Investments.

4. Fees and Other Transactions with Affiliates.

Management Fee. FMR and its affiliates provide the fund with investment management related services for which the fund pays a monthly management fee.

The management fee is the sum of an individual fund fee rate of .45% of the fund's average net assets and a group fee rate that averaged .28% during the period. The group fee rate is based upon the average net assets of all the mutual funds advised by FMR. The group fee rate decreases as assets under management increase and increases as assets under management decrease. For the period, the total annual management fee rate was .73% of the fund's average net assets.

Distribution and Service Plan. In accordance with Rule 12b-1 of the 1940 Act, the Fund has adopted separate 12b-1 Plans for each Service Class of shares. Each Service Class pays Fidelity Distributors Corporation (FDC), an affiliate of FMR, a service fee. For the period, the service fee is based on an annual rate of .10% of Service Class' average net assets and .25% of Service Class 2's average net assets.

For the period, each class paid FDC the following amounts, all of which were reallowed to insurance companies, for the distribution of shares and providing shareholder support services.

Service Class	$ 266,963
Service Class 2	51,067
	$ 318,030

4. Fees and Other Transactions with Affiliates - continued

Transfer Agent Fees. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), an affiliate of FMR, is the fund's transfer, dividend disbursing, and shareholder servicing agent. FIIOC receives account fees and asset-based fees that vary according to account size and type of account. FIIOC pays a portion of the expenses related to the typesetting, printing and mailing of all shareholder reports, except proxy statements. For the period, the transfer agent fees of the fund were equivalent to an annual rate of .07% of average net assets.

For the period, the following amounts were paid to FIIOC:

Initial Class	$ 1,209,571
Service Class	181,904
Service Class 2	14,642
	$ 1,406,117

Accounting and Security Lending Fees. Fidelity Service Company, Inc.(FSC), an affiliate of FMR, maintains the fund's accounting records and administers the security lending program. The security lending fee is based on the number and duration of lending transactions. The accounting fee is based on the level of average net assets for the month plus out-of-pocket expenses.

Central Funds. The fund may invest in affiliated Central Funds managed by Fidelity Investments Money Management, Inc. (FIMM), an affiliate of FMR. The Central Funds are open-end investment companies available only to investment companies and other accounts managed by FMR and its affiliates. The Central Funds seek preservation of capital and current income and do not pay a management fee. Income distributions earned by the fund are recorded as income in the accompanying financial statements and totaled $10,822,302 for the period.

Brokerage Commissions. The fund placed a portion of its portfolio transactions with brokerage firms which are affiliates of the investment adviser. The commissions paid to these affiliated firms are shown under the caption "Other Information" at the end of the fund's Schedule of Investments.

5. Committed Line of Credit.

The fund participates with other funds managed by FMR in a $3.475 billion credit facility (the "line of credit") to be utilized for temporary or emergency purposes to fund shareholder redemptions or for other short-term liquidity purposes. The fund has agreed to pay commitment fees on its pro rata portion of the line of credit. During the period, there were no borrowings on this line of credit.

6. Security Lending.

The fund lends portfolio securities from time to time in order to earn additional income. The fund receives collateral (in the form of U.S. Treasury obligations, letters of credit and/or cash) against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of the loaned securities is determined at the close of business of the fund and any additional required collateral is delivered to the fund on the next business day. If the borrower defaults on its obligation to return the securities loaned because of insolvency or other reasons, a fund could experience delays and costs in recovering the securities loaned or in gaining access to the collateral. Cash collateral is invested in cash equivalents. At the end of the period there were no security loans outstanding.

7. Expense Reductions.

Certain security trades were directed to brokers who paid $1,177,009 of the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce the fund's expenses. During the period, these credits reduced the fund's custody expenses by $3,797.

8. Other Information.

At the end of the period, Fidelity Investments Life Insurance Company (FILI) and its subsidiaries, affiliates of FMR, held 12% of the total outstanding shares of the fund. In addition, one unaffiliated insurance company held 31% of the total outstanding shares of the fund.

Report of Independent Accountants

To the Trustees of Variable Insurance Products Fund
and the Shareholders of Overseas Portfolio:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Overseas Portfolio (a fund of Variable Insurance Products Fund) at December 31, 2001, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Overseas Portfolio's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2001 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 11, 2002

Trustees and Officers

The Trustees and executive officers of the trust and fund, as applicable, are listed below. The Board of Trustees governs the fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who meet periodically throughout the year to oversee the fund's activities, review contractual arrangements with companies that provide services to the fund, and review the fund's performance. Except for William O. McCoy and William S. Stavropoulos, each of the Trustees oversees 262 funds advised by FMR. Mr. McCoy oversees 264 funds advised by FMR and Mr. Stavropoulos oversees 180 funds advised by FMR.

The Trustees hold office without limit in time except that (a) any Trustee may resign; (b) any Trustee may be removed by written instrument, signed by at least two-thirds of the number of Trustees prior to such removal; (c) any Trustee who requests to be retired or who has become incapacitated by illness or injury may be retired by written instrument signed by a majority of the other Trustees; and (d) any Trustee may be removed at any Special Meeting of shareholders by a two-thirds vote of the outstanding voting securities of the trust. The executive officers hold office without limit in time, except that any officer may resign or may be removed by a vote of a majority of the Trustees at any regular meeting or any special meeting of the Trustees. Except as indicated, each individual has held the office shown or other offices in the same company for the past five years.

The fund's Statement of Additional Information (SAI) includes more information about the Trustees. To request a free copy, call Fidelity at 1-888-622-3175.

Interested Trustees*:

The business address of each Trustee who is an "interested person" (as defined in the 1940 Act) is 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Edward C. Johnson 3d (71)**

Year of Election or Appointment: 1981
President of VIP Overseas. Mr. Johnson also serves as President of other Fidelity funds. He is Chief Executive Officer, Chairman, and a Director of FMR Corp.; a Director and Chairman of the Board and of the Executive Committee of FMR; a Director of Fidelity Management & Research (U.K.) Inc.; Chairman and a Director of Fidelity Management & Research (Far East) Inc.; Chairman (1998) and a Director (1997) of Fidelity Investments Money Management, Inc.; and Chairman (2001) and a Director (2000) of FMR Co., Inc.

Abigail P. Johnson (40)**

Year of Election or Appointment: 2001
Senior Vice President of VIP Overseas (2001). Ms. Johnson also serves as Senior Vice President of other Fidelity funds (2001). She is President and a Director of FMR (2001), Fidelity Investments Money Management, Inc. (2001), FMR Co., Inc. (2001), and a Director of FMR Corp. Previously, Ms. Johnson managed a number of Fidelity funds.

Peter S. Lynch (58)

Year of Election or Appointment: 1990
Vice Chairman and a Director of FMR, and Vice Chairman (2001) and a Director (2000) of FMR Co., Inc. Prior to May 31, 1990, he was a Director of FMR and Executive Vice President of FMR (a position he held until March 31, 1991), Vice President of Fidelity® Magellan® Fund and FMR Growth Group Leader, and Managing Director of FMR Corp. Mr. Lynch was also Vice President of Fidelity Investments Corporate Services. In addition, he serves as a Trustee of Boston College, Massachusetts Eye & Ear Infirmary, Historic Deerfield, John F. Kennedy Library, and the Museum of Fine Arts of Boston.

* Trustees have been determined to be "Interested Trustees" by virtue of, among other things, their affiliation with one or more of the trust, the fund's investment adviser, FMR, and the fund's distribution agent, FDC.

** Edward C. Johnson 3d, Trustee and President of the funds, is Abigail P. Johnson's father.

Non-Interested Trustees:

The business address of each non-interested Trustee (that is, the Trustees other than the Interested Trustees) is Fidelity Investments, P. O. Box 55235, Boston, Massachusetts 02205-5235.

Name, Age; Principal Occupation

J. Michael Cook (59)

Year of Election or Appointment: 2001
Prior to Mr. Cook's retirement in May 1999, he served as Chairman and Chief Executive Officer of Deloitte & Touche LLP (accounting/consulting), Chairman of the Deloitte & Touche Foundation, and a member of the Board of Deloitte Touche Tohmatsu. He currently serves as a Director of AT&T (2001), International Flavors & Fragrances, Inc. (2000), Rockwell Automation International (2000), The Dow Chemical Company (2000), and HCA – The Healthcare Company (1999). He is a Member of the Advisory Board of the Securities Regulation Institute, Chairman Emeritus of the Board of Catalyst (a leading organization for the advancement of women in business), a Director of the STAR Foundation (Society to Advance the Retarded and Handicapped), and is Chairman of the Accountability Advisory Panel to the Comptroller General of the United States. He also serves as a member of the Board of Overseers of the Columbia Business School and a Member of the Advisory Board of the Graduate School of Business of the University of Florida.

Ralph F. Cox (69)

Year of Election or Appointment: 1991
President of RABAR Enterprises (management consulting for the petroleum industry). Prior to February 1994, he was President of Greenhill Petroleum Corporation (petroleum exploration and production). Until March 1990, Mr. Cox was President and Chief Operating Officer of Union Pacific Resources Company (exploration and production). He is a Director of Waste Management Inc. (non-hazardous waste), CH2M Hill Companies (engineering), and Abraxas Petroleum (petroleum exploration and production, 1999). In addition, he is a member of advisory boards of Texas A&M University and the University of Texas at Austin.

Phyllis Burke Davis (70)

Year of Election or Appointment: 1992
Mrs. Davis is retired from Avon Products, Inc. (cosmetics) where she held various positions including Senior Vice President of Corporate Affairs and Group Vice President of U.S. product marketing, sales, distribution, and manufacturing. Previously, she served as a Director of BellSouth Corporation (telecommunications), Eaton Corporation (industrial conglomerate), the TJX Companies, Inc. (retail stores), Hallmark Cards, Inc., Nabisco Brands, Inc., and Standard Brands, Inc. In addition, she is a member of the Board of Directors of the Southampton Hospital in Southampton, N.Y. (1998).

Robert M. Gates (58)

Year of Election or Appointment: 1997
Consultant, educator, and lecturer. Mr. Gates was Director of the Central Intelligence Agency (CIA) from 1991 to 1993. From 1989 to 1991, Mr. Gates served as Assistant to the President of the United States and Deputy National Security Advisor. Mr. Gates is a Director of Charles Stark Draper Laboratory (non-profit), NACCO Industries, Inc. (mining and manufacturing), TRW Inc. (automotive, space, defense, and information technology), and Parker Drilling Co., Inc. (drilling and rental tools for the energy industry, 2001). He also serves as a member of the Advisory Board of VoteHere.net (secure internet voting, 2001). Previously, Mr. Gates served as a Director of LucasVarity PLC (automotive components and diesel engines) and Dean of the George Bush School of Government and Public Service at Texas A&M University (1999-2001). Mr. Gates also is a Trustee of the Forum for International Policy.

Donald J. Kirk (69)

Year of Election or Appointment: 1987
Vice Chairman of the Public Oversight Board of the American Institute of Certified Public Accountants' SEC Practice Section, a Public Governor of the National Association of Securities Dealers, Inc. (1996), and of the American Stock Exchange (2001), a Director and former Chairman of the Board of Directors of National Arts Stabilization Inc., a Trustee and former Chairman of the Board of Trustees of the Greenwich Hospital Association, and a Director of the Yale-New Haven Health Services Corp. (1998). Mr. Kirk was an Executive-in-Residence (1995-2000) and a Professor (1987-1995) at Columbia University Graduate School of Business. Prior to 1987, he was Chairman of the Financial Accounting Standards Board. Previously, Mr. Kirk served as a Director of General Re Corporation (reinsurance, 1987-1998) and as a Director of Valuation Research Corp. (appraisals and valuations).

Name, Age; Principal Occupation

Marie L. Knowles (55)

Year of Election or Appointment: 2001
Prior to Ms. Knowles' retirement in June 2000, she served as Executive Vice President and Chief Financial Officer of Atlantic Richfield Company (ARCO) (diversified energy, 1996-2000). From 1993 to 1996, she was a Senior Vice President of ARCO and President of ARCO Transportation Company. She served as a Director of ARCO from 1996 to 1998. She currently serves as a Director of Phelps Dodge Corporation (copper mining and manufacturing), URS Corporation (multidisciplinary engineering, 1999), and America West Holdings Corporation (aviation and travel services, 1999) and previously served as a Director of ARCO Chemical Corporation and Vastar Resources, Inc. Ms. Knowles is a Trustee of the Brookings Institution and serves as a member of the Advisory Board for the School of Engineering of the University of Southern California.

Ned C. Lautenbach (57)

Year of Election or Appointment: 2000
Partner of Clayton, Dubilier & Rice, Inc. (private equity investment firm) since September 1998. Previously, Mr. Lautenbach was with the International Business Machines Corporation ("IBM") from 1968 until his retirement in 1998. He was most recently Senior Vice President and Group Executive of Worldwide Sales and Services. From 1993 to 1995, he was Chairman of IBM World Trade Corporation, and from 1994 to 1998 was a member of IBM's Corporate Executive Committee. Mr. Lautenbach serves as Chairman and Chief Executive Officer (1999) and as a Director (1998) of Acterna Corporation (telecommunications testing and management). He is also Co-Chairman and a Director of Covansys, Inc. (global provider of business and technology solutions, 2000). In addition, he is a Director of Eaton Corporation (industrial conglomerate, 1997), Axcelis Technologies (semiconductors, 2000), and the Philharmonic Center for the Arts in Naples, Florida (1999). He also serves on the Board of Trustees of Fairfield University and is a member of the Council on Foreign Relations.

Marvin L. Mann (68)

Year of Election or Appointment: 1993
Chairman of the non-interested Trustees (2001), Chairman Emeritus of Lexmark International, Inc. (computer peripherals) where he remains a member of the Board. Prior to 1991, he held the positions of Vice President of IBM and President and General Manager of various IBM divisions and subsidiaries. Mr. Mann is a Director of Imation Corp. (imaging and information storage, 1997). He is also a Board member of Acterna Corporation (telecommunications testing and management, 1999).

William O. McCoy (68)

Year of Election or Appointment: 1997
Prior to his retirement in December 1994, Mr. McCoy was Vice Chairman of the Board of BellSouth Corporation (telecommunications) and President of BellSouth Enterprises. He is currently a Director of Liberty Corporation (holding company), Duke Realty Corporation (real estate), Progress Energy, Inc. (electric utility, 1996), and Acterna Corporation (telecommunications testing and management, 1999). He is also a partner of Franklin Street Partners (private investment management firm, 1997) and a member of the Research Triangle Foundation Board. In addition, Mr. McCoy served as the Interim Chancellor (1999-2000) and a member of the Board of Visitors (1994-1998) for the University of North Carolina at Chapel Hill and currently serves on the Board of Directors of the University of North Carolina Health Care System and the Board of Visitors of the Kenan-Flagler Business School (University of North Carolina at Chapel Hill). He also served as Vice President of Finance for the University of North Carolina (16-school system, 1995-1998).

William S. Stavropoulos (62)

Year of Election or Appointment: 2001
Mr. Stavropoulos also serves as a Trustee (2001) or Member of the Advisory Board (2000) of other investment companies advised by FMR. He is Chairman of the Board and Chairman of the Executive Committee (2000) and a Director of The Dow Chemical Company. Since joining The Dow Chemical Company in 1967, Mr. Stavropoulos served in numerous senior management positions, including President (1993-2000) and Chief Executive Officer (1995-2000). Currently, he is a Director of NCR Corporation (data warehousing and technology solutions, 1997), BellSouth Corporation (telecommunications, 1997), and the Chemical Financial Corporation. He also serves as a member of the Board of Trustees of the American Enterprise Institute for Public Policy Research and Fordham University. In addition, Mr. Stavropoulos is a member of the American Chemical Society, The Business Council, J.P. Morgan International Council, World Business Council for Sustainable Development, and the University of Notre Dame Advisory Council for the College of Science.

Executive Officers:

The business address of each executive officer is 82 Devonshire Street, Boston, Massachusetts 02109.

Name, Age; Principal Occupation

Phillip L. Bullen (42)

Year of Election or Appointment: 2001
Vice President of VIP Overseas. Mr. Bullen also serves as Vice President of certain Equity Funds (2001) and certain High Income Bond Funds (2001). He is Senior Vice President of FMR (2001) and FMR Co., Inc. (2001), and President and a Director of Fidelity Management & Research (Far East) Inc. (2001). Before joining Fidelity, Mr. Bullen was President, Chief Investment Officer, and a founding partner for Santander Global Advisors (1997-2000) and President and Chief Executive Officer of Boston's Baring Asset Management Inc. (1977-1997).

Richard R. Mace, Jr. (40)

Year of Election or Appointment: 1996
Vice President of VIP Overseas and other funds advised by FMR. Prior to assuming his current responsibilities, Mr. Mace managed a variety of Fidelity funds.

Eric D. Roiter (53)

Year of Election or Appointment: 1998
Secretary of VIP Overseas. He also serves as Secretary of other Fidelity funds (1998); Vice President, General Counsel, and Clerk of FMR Co., Inc. (2001) and FMR (1998); Vice President and Clerk of FDC (1998); Secretary of Fidelity Southwest Company (1998); Assistant Clerk of Fidelity Management & Research (U.K.) Inc. (2001) and Fidelity Management & Research (Far East) Inc. (2001); and Assistant Secretary of Fidelity Investments Money Management Inc. (2001). Prior to joining Fidelity, Mr. Roiter was with the law firm of Debevoise & Plimpton, as an associate (1981-1984) and as a partner (1985-1997), and served as an Assistant General Counsel of the U.S. Securities and Exchange Commission (1979-1981). Mr. Roiter was an Adjunct Member, Faculty of Law, at Columbia University Law School (1996-1997).

Robert A. Dwight (43)

Year of Election or Appointment: 2000
Treasurer of VIP Overseas. Mr. Dwight also serves as Treasurer of other Fidelity funds (2000) and Vice President of FMR (2000). Prior to becoming Treasurer of the Fidelity funds, he served as President of Fidelity Accounting and Custody Services (FACS). He also served as Vice President of FMR Co., Inc. (2001). Before joining Fidelity, Mr. Dwight was Senior Vice President of fund accounting operations for The Boston Company.

Maria F. Dwyer (43)

Year of Election or Appointment: 2000
Deputy Treasurer of VIP Overseas. She also serves as Deputy Treasurer of other Fidelity funds (2000) and is a Vice President (1999) and an employee (1996) of FMR. Prior to joining Fidelity, Ms. Dwyer served as Director of Compliance for MFS Investment Management.

John H. Costello (55)

Year of Election or Appointment: 1987
Assistant Treasurer of VIP Overseas. Mr. Costello also serves as Assistant Treasurer of other Fidelity funds and is an employee of FMR.

Paul F. Maloney (52)

Year of Election or Appointment: 2001
Assistant Treasurer of VIP Overseas. Mr. Maloney also serves as Assistant Treasurer of other Fidelity funds (2001) and is an employee of FMR. Previously, Mr. Maloney served as Vice President of Fidelity Reporting, Accounting and Pricing Services (FRAPS).

Thomas J. Simpson (43)

Year of Election or Appointment: 2000
Assistant Treasurer of VIP Overseas. Mr. Simpson is Assistant Treasurer of other Fidelity funds (2000) and an employee of FMR (1996). Prior to joining FMR, Mr. Simpson was Vice President and Fund Controller of Liberty Investment Services (1987-1995).

Distributions

The amounts per share which represent income derived from sources within, and taxes paid to, foreign countries or possessions of the United States are as follows:

	Pay Date	Income	Taxes
Initial Class	2/2/01	$.249	$.024
Service Class	2/2/01	$.239	$.024
Service Class 2	2/2/01	$.249	$.024

A total of 7.71% of the dividends distributed during the fiscal year was derived from interest on U.S. Government securities which is generally exempt from state income tax.

Investment Adviser

Fidelity Management & Research Company
Boston, MA

Investment Sub-Advisers

FMR Co., Inc.
Fidelity Management & Research (U.K.) Inc.
Fidelity Management & Research (Far East) Inc.
Fidelity International Investment Advisors
Fidelity International Investment Advisors (U.K.) Limited
Fidelity Investments Japan Limited

General Distributor

Fidelity Distributors Corporation
Boston, MA

Transfer and Shareholder Servicing Agent

Fidelity Investments Institutional Operations Company, Inc.
Boston, MA

Custodian

JPMorgan Chase Bank
New York, NY

VIPOVRS-ANN-0202 154246
1.540205.104

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VA-242-02 VAVIP